Form 10-K, Exhibit 13
BECKMAN INSTRUMENTS INC
filed 1994-02-09
CIK 840467

Exhibit 13

                               FINANCIAL REVIEW
                           Section of the Company's
                         Annual Report to Stockholders
                              for the year ended
                               December 31, 1993

FINANCIAL REVIEW

Dollars in millions, except amounts per share

Overview

The Company designs, manufactures, markets and services a broad range of laboratory instrument systems, reagents and related products, that address the needs of diagnostic laboratories in hospitals and independent clinical reference laboratories as well as bioanalytical laboratories in the life sciences market, including those in universities, research institutes, pharmaceutical companies and biotechnology companies. Generally, the Company's products simplify and automate laboratory processes, saving time and money. Products for clinical diagnostic laboratories include general and special chemistry systems together with reagents, accessories and software which are used to detect and quantify various substances of clinical interest in human blood and other body fluids. Products for life sciences laboratories include centrifuges, high performance liquid chromatographs, spectrophotometers, laboratory robotic workstations, capillary zone electrophoresis systems, nuclear counters, protein sequencers, DNA synthesizers and the reagents and supplies for their operation. Beckman supports its products with a worldwide sales and service network.


Redirected Business Strategy and Reorganization

In 1993 the Company announced a redirected business strategy and a new organization. Beckman will concentrate on clinical diagnostics and centrifugation while at the same time shifting its investment to the biotechnology based portion of the life sciences business including molecular biology and related sciences. The redirected strategy will position Beckman to capitalize on the technical and market continuum that exists between the life sciences and clinical fields by enabling the Company to serve a growing research market today that will spawn clinical opportunities in the future. To implement this strategy, Beckman's former operating groups, the Bioanalytical Systems Group and Diagnostic Systems Group, have been reorganized into a single unit. The new organization is headed by John P. Wareham, who has been appointed President and Chief Operating Officer, reporting to Louis T. Rosso, who continues as Chairman and Chief Executive Officer. Mr. Wareham was previously Vice President of the Diagnostic Systems Group.

In support of the redirected business strategy and adjustment to unfavorable market conditions; including the European recession, the worldwide drive to contain health care costs and generally weak economic conditions; the Company announced a reorganization plan in late 1993. The planned reorganization includes a net reduction of approximately 800 positions worldwide, primarily in 1994. The restructuring plan includes a voluntary separation program for U.S. based long term employees, including an enhanced early retirement program; consolidation of European finance and administrative functions; and consolidation of U.S. based manufacturing, finance, and administrative functions. To accomplish these changes, a pretax restructuring charge of $114.7 was recorded in the fourth quarter of 1993. In addition the Company anticipates approximately $20.0 of additional restructuring costs to be incurred in 1994. The restructuring charge in 1993 consists primarily of employee related severance, pension and postretirement benefit costs as well as costs associated with the reduction of facilities. Asset disposal costs are approximately $4.1. The approximately $20.0 restructuring charge in 1994 consists primarily of facility startup and rearrangement costs. The Company expects to realize annual savings of approximately $25.0 from the restructuring in 1994 increasing to approximately $45.0 in 1995 and beyond.

Results of Operations

The following table sets forth, for the periods indicated, the results of operations as a percentage of sales:

Years ended December 31,                     1993         1992          1991


Sales                                       100.0%       100.0%        100.0%

Operating costs and expenses
   Cost of sales                             47.8         48.5          48.7
   Marketing, administrative and general     31.7         32.4          33.0

Operating income before research,
 development, and engineering (1)            20.5         19.1          18.3

Research, development and engineering        10.7          9.5           9.6

Operating income (1)                          9.8          9.6           8.7

Earnings before income taxes (2)              8.4          7.8           7.4

Net earnings before cumulative effect of
   changes in accounting principles (2)       5.4%         4.8%          4.4%

(1) Excludes pretax restructuring charge of $114.7 in 1993, 13.1% of sales, which resulted in the Company reporting an operating loss of 3.3% of sales.
(2) Excludes pretax restructuring and environmental charges of $114.7 and $12.5, respectively, which represent 14.5% of sales. These charges resulted in the Company reporting a loss before income taxes of 6.1% and a net loss before cumulative effect of changes in accounting principles of 3.8% of sales.

1993 Compared to 1992

Sales in 1993 were $875.7 representing a decrease of 4% from 1992. Without the unfavorable impact of changes in foreign currency exchange rates, sales would have increased by 1%. Sales to areas outside the United States were over 50% of total sales.

Both diagnostic and life sciences markets were unfavorably impacted by the European recession, cost containment initiatives in several European health care systems, and changes in currency. Diagnostic sales, representing over
55% of total sales, decreased in 1993 by 3% with currency unfavorably impacting sales by 6%. The diagnostic market remains highly competitive with sales growth being obtained through continued market penetration. Sales of life sciences instrumentation declined by 5% in 1993 with currency
unfavorably impacting sales by 3%.   In addition to the factors mentioned
above, the life sciences market was adversely affected by reductions of U.S. pharmaceutical capital spending in response to anticipated health care legislation. Cost containment initiatives in European health care systems and anticipated U.S. health care legislation are expected to be continuing factors which may affect the Company's sales in the short-term.

Excluding the impact of the restructuring charge (see "Redirected Business Strategy and Reorganization") recorded in 1993, operating income decreased by 2% to $85.6 in 1993 from $87.2 in 1992. Operating income before the restructuring charge increased as a percent of sales to 9.8% in 1993 from 9.6% in 1992. Contributing to the increase in operating income as a percent of sales was improved gross margin resulting from an increase in sales of higher margin products and a decrease in operating expenses partially offset by an increased investment in research, development and engineering. Operating expenses decreased due to cost containment as well as a reduction in Company performance based incentive compensation. The Company's investment in research, development and engineering increased 9% from the prior year to $93.3. The Company's rate of profitability before, and after, investment in research, development and engineering continues to improve as indicated in the above table.

In 1993 the Company announced a redirected business strategy and reorganization (see "Redirected Business Strategy and Reorganization"). The planned reorganization includes a net reduction of approximately 800 positions worldwide, primarily in 1994. To accomplish these changes, a pretax restructuring charge of $114.7 was recorded in the fourth quarter of 1993. Including the restructuring charge, the operating loss was $29.1 in 1993 compared to operating income of $87.2 in 1992.

Net nonoperating expenses, excluding a $12.5 environmental charge (see "Environmental Matters"),decreased by $4.2 to $12.3 in 1993. The decrease was the result of lower foreign currency expense in 1993 compared to 1992. Foreign currency expense was higher in 1992 primarily as a result of the collapse of the European Exchange Rate Mechanism (ERM). Including the environmental charge, net nonoperating expenses increased by $8.3 million to $24.8.

Earnings before income taxes, excluding the restructuring and environmental charges, increased by 4% to $73.3. Including the restructuring and environmental charges, the loss before income taxes was $53.9. The 1993 effective tax rate, before the restructuring and environmental charges, was reduced to 36% from 38% in 1992 as a result of increased income in lower tax
rate jurisdictions.    The passage of the 1993 budget act which changed the
U.S. statutory tax rate from 34% to 35% effective January 1, 1993 did not have a significant impact on the Company's effective tax rate.


In the first quarter of 1993, the Company was required to adopt two new accounting principles which together resulted in a one-time, noncash charge to net earnings of $4.0. The adoption of Statement of Financial Accounting Standards No. 106 ("SFAS 106") "Employers' Accounting for Postretirement Benefits Other Than Pensions" resulted in an aftertax increase to the net loss of $30.2. This cumulative effect adjustment represents a previously unrecognized postretirement benefit obligation to retirees, employees, employees' beneficiaries and covered dependents. The adoption of Statement of Financial Accounting Standards No. 109 ("SFAS 109") "Accounting for Income Taxes" resulted in a reduction in the net loss of $26.2. The cumulative effect adjustment represents an expected benefit to be realized from increased net deductible temporary differences. The impact on future operating results of the newly adopted accounting principles when taken in combination with changes in benefit plans is not expected to be material.

The following table summarizes the impact of the restructuring and environmental charges and the cumulative effect of changes in accounting principles on net earnings (loss) and earnings (loss) per share for the year.

                                                                       Per
                                                       Amount         Share
Year ended December 31, 1993

Net earnings before restructuring and
 environmental charges and cumulative
 effect of changes in accounting principles            $ 46.9        $ 1.69

Restructuring charge, net of tax benefit               $(73.0)       $(2.63)

Environmental charge, net of tax benefit               $( 7.5)       $(0.27)

Cumulative effect of changes in accounting principles

   Accounting for income taxes                         $ 26.2        $ 0.95

   Accounting for postretirement benefits
    other than pensions                                $(30.2)       $(1.09)

Net loss                                               $(37.6)       $(1.35)

Net earnings before the restructuring and environmental charges and the cumulative effect of changes in accounting principles increased by 7% to $46.9 compared to 1992. The restructuring and environmental charges reduced net earnings by $73.0 and $7.5, respectively, and the cumulative effect of changes in accounting principles increased the net loss by $4.0. The Company reported a net loss of $37.6 in 1993 compared to net earnings of $43.8 in 1992.

Earnings per share before the cumulative effect of changes in accounting principles and the restructuring and environmental charges increased 10% from 1992 to $1.69. The restructuring and environmental charges reduced earnings per share by $2.63 and $0.27, respectively, and the cumulative effect of changes in accounting principles increased the net loss per share by $0.14 resulting in net loss per share of $1.35 for 1993 compared to net earnings per share in 1992 of $1.53.

1992 Compared to 1991

Sales in 1992 were $908.8 representing an increase of 6% over 1991. Changes in foreign currency exchange rates accounted for 2% of the sales increase. Sales to areas outside the United States were over 55% of total sales.

Diagnostic sales increased in 1992, in a very competitive environment, through market penetration. Sales in the Diagnostic market were over 55% of total sales. Sales of life sciences instrumentation increased worldwide despite a continued slowdown in government funding in the United States and parts of Europe. The life sciences sales increase was due in part to increased penetration of pharmaceutical and biotechnology accounts.

Operating income increased by 16% to $87.2 in 1992. The gross profit rate increased to 51.5% in 1992 from 51.3% in 1991 as a result of benefits achieved through facility consolidations and manufacturing efficiencies. Marketing, administrative, and general expenses decreased as a percent of sales due to cost containment efforts and leverage from sales growth. The Company's investment in research, development and engineering increased by 5% over the prior year to $85.9.

Net nonoperating expenses increased by $5.4 to $16.5 in 1992. Contributing to the increase was higher expenses in the Company's currency hedging program associated with the recent volatility in European exchange rates and disruption of the ERM. Net interest expense increased slightly in 1992 due to reduced interest income.

Earnings before income taxes increased by 11% to $70.7. The 1992 effective tax rate was reduced to 38% from 40% in 1991 as a result of increased income in lower tax rate jurisdictions, occurring principally in the fourth quarter.

Net earnings of $43.8, or $1.53 per share, increased by 15% from 1991 net earnings of $38.1, or $1.32 per share.

Liquidity and Capital Resources

Net cash provided by operating activities in 1993 was $53.3 compared to $90.2 in 1992 and $83.1 in 1991. Operating cash in excess of investing activities was negative in 1993 by $19.2 due to an increased contribution to the Company's pension plan of $30.0. Accounts payable and accrued expenses have been impacted by changes in certain payables and compensation accruals.
The Company believes that net cash provided by operating activities, supplemented as necessary with funds expected to be available under the Company's credit agreement, will provide sufficient resources to meet present and reasonably foreseeable working capital requirements, debt service and other cash needs, including the negative impact on cashflow expected in 1994 of approximately $39.0 resulting from the Company's decision to restructure. Beginning in 1995 the Company should experience incremental positive cash flow of approximately $28.0 as a result of the restructure.

Beckman continued to repurchase shares of its common stock during 1993 to meet the needs of the Company's existing stock-related employee benefit plans. By February 1993, the Company had completed the purchase of its then authorized 2,000,000 share repurchase program having acquired the remaining 290,000 shares. During 1993, the Company was authorized to acquire up to 1,000,000 common shares per year up to a maximum of 3,000,000 additional shares. The Company acquired 969,000 shares under this program during 1993.

The Company has a $100.0 credit agreement (see Note 5 "Debt") with a group of banks which permits the Company to borrow on a revolving credit basis at short-term market rates. Any increase in outstanding borrowings under the credit agreement is subject to a number of conditions, including the absence of a significant change in control of the Company. The credit agreement requires the Company to maintain specified amounts of consolidated net worth, and specified ratios of debt to total capital and operating income to interest charges. The credit agreement also limits the Company's ability to mortgage its assets, to merge or consolidate or to sell assets. As of December 31, 1993, the Company was in compliance with the covenants of the credit agreement.

In February 1993 the Company entered into an agreement to issue $50.0 in senior notes of which $20.0 ("Series A") were issued in February and $30.0 ("Series B") were issued in June 1993. The $50.0 senior notes mature in the year 2000. The Company also issued $11.1 of yen denominated senior notes in 1993. These notes mature in 1998 and 1999.

Capital Expenditures

Expenditures for property, plant and equipment, including instruments provided to customers on an operating lease basis, totaled $92.8 in 1993 compared with $91.4 in 1992, and $69.7 in 1991. The Company plans to invest at approximately the same level in 1994 and intends to finance this capital spending primarily through cash provided by operating activities.

Dividends

The Company paid cash dividends to stockholders each quarter for a total of $0.36 per share in 1993,$0.30 per share in 1992 and $0.28 per share in 1991. In January 1994 the Board of Directors declared a first quarter dividend of $0.10 per share. This dividend is payable March 3, 1994 to stockholders of record on February 11, 1994. The Company intends to continue paying cash dividends of at least the current per share amount, subject to future business conditions, requirements of the operations and financial condition of the Company.

Inflation

Inflation increases the costs of goods and services used by the Company. Competitive and regulatory conditions in many markets restrict the Company's ability to fully recover the higher costs of acquired goods and services through price increases. The Company continues to improve productivity and reduce costs to mitigate the effects of inflation.

Foreign Currency

The Company derives over 50% of its sales from sources outside of the United States. As a result of a disruption in the participation by member countries in the ERM and volatility in foreign currencies, sales and earnings derived from foreign operations are subject to more variability than historically realized. In the short-term, the relative strength or weakness of the U.S. dollar is not likely to have a material effect on the Company's business decisions. The Company actively manages its foreign currency exposures through foreign currency contracts. The Company may adjust certain aspects of its operations in the event of a sustained material change in such exchange rates.

Accounting Pronouncements to be Adopted

In November 1992 the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 112 ("SFAS 112"), "Employers' Accounting for Postemployment Benefits." This new standard requires the Company to recognize an obligation for postemployment benefits provided to former or inactive employees, their beneficiaries, and covered dependents, after employment but before retirement. The Company historically recognized these costs on a cash basis. The Company anticipates that the transition obligation will be less than $10.0 on a pretax basis. The Company will adopt this statement in the first quarter of 1994.


Environmental Matters

In 1983 the Company discovered organic chemicals in the groundwater near a waste storage pond at a Company facility in Porterville, California. SmithKline Beckman ("SmithKline"), the Company's former controlling stockholder, agreed to indemnify the Company with respect to this matter for any costs incurred by the Company in excess of applicable insurance, eliminating any impact on the Company's earnings or financial position. SmithKline Beecham Corporation, the surviving entity of the 1989 merger between SmithKline and Beecham Group p.l.c., assumed the obligations of SmithKline in this respect.

The Company is also involved in the investigation and remediation of soil and groundwater contamination for property it sold in 1984. In 1990 the Company entered into an agreement with the purchaser for settlement of a 1988 lawsuit and for sharing current and future costs of investigation, remediation and other claims. In 1991 a lawsuit was filed against the 1984 purchaser by a third party that had subsequently purchased a portion of the above property, alleging damages caused by the pollution of the property. Although the Company is not a named defendant in the action, the Company may be obligated to contribute to any resolution of that action pursuant to its 1990 settlement agreement with the original purchaser. In 1993 the Company increased its existing reserves for soil and groundwater remediation and for resolution of the 1991 lawsuit by $12.5.

During 1993 the Company made substantial progress in soil remediation on the site, although there remain some areas of soil contamination that may require further remediation. The Company also operated a groundwater treatment system throughout most of 1993 and in the fourth quarter expanded the capacity of the system. The expanded system is believed to be adequate to remediate the groundwater based upon information available in 1993. A series of test wells were drilled on the property which provided additional information concerning the area of groundwater contamination. The Company believes it has established adequate reserves to complete the remediation of any remaining soil contamination, operation and maintenance of the expanded groundwater treatment system and any additional groundwater investigations.

Investigations on the property are continuing and there can be no assurance that further investigation will not reveal additional contamination or result in additional costs. The Company believes additional remediation costs for the contamination discovered by the current investigations and liability for the resolution of the 1991 lawsuit, if any, beyond those already provided will not have a material adverse effect on the Company's operations or financial position (see Note 10 "Commitments and Contingencies").

CONSOLIDATED BALANCE SHEETS
Beckman Instruments, Inc.


December 31                                            1993               1992
Dollars in millions


Assets
Current assets
 Cash and equivalents                                $ 24.2             $ 25.9
 Short-term investments                                21.9               20.1
 Trade receivables                                    252.1              265.1
 Inventories                                          163.9              163.1
 Deferred income taxes                                 70.6               20.7
 Other current assets                                  11.8               13.7
  Total current assets                                544.5              508.6
Property, plant and equipment, net                    216.8              213.0
Deferred income taxes                                  30.3                  -
Other assets                                           28.4               16.8
  Total assets                                       $820.0             $738.4

Liabilities and Stockholders' Equity
Current liabilities
 Notes payable                                       $ 31.7             $ 44.4
 Accounts payable                                      42.7               52.3
 Accrued compensation                                  33.2               48.6
 Other accrued expenses                               166.8               94.1
 Income taxes                                          48.9               41.9
  Total current liabilities                           323.3              281.3
Long-term debt                                        113.7               59.5
Deferred income taxes                                     -               13.2
Other liabilities                                     107.5               27.0
  Total liabilities                                   544.5              381.0
Commitments and contingencies

Stockholders' equity
 Preferred stock, $.10 par value;
  authorized 10,000,000 shares; none issued               -                  -
 Common stock, $.10 par value;
  authorized 75,000,000 shares;
  shares issued 29,124,457 at 1993
  and 1992; shares outstanding 27,849,959 at
  1993 and 28,558,543 at 1992                           2.9                2.9
 Additional paid-in capital                           129.6              130.5
 Foreign currency translation adjustment               (1.1)              17.4
 Retained earnings                                    172.4              220.1
 Treasury stock, at cost                              (28.3)             (13.5)
  Total stockholders' equity                          275.5              357.4
  Total liabilities and stockholders' equity         $820.0             $738.4


See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
Beckman Instruments, Inc.

Years ended December 31,                              1993      1992      1991
Dollars in millions, except amounts per share


Sales                                              $ 875.7    $908.8    $857.9

Operating costs and expenses
 Cost of sales                                       418.3     440.9     417.7
 Marketing, administrative and general               278.5     294.8     283.1
 Research, development and engineering                93.3      85.9      82.2
 Restructuring charge                                114.7         -         -
                                                     904.8     821.6     783.0

Operating income (loss)                              (29.1)     87.2      74.9

Nonoperating income (expense)
 Interest income                                       4.1       4.8       7.3
 Interest expense                                    (12.7)    (13.0)    (15.3)
 Other, net                                          (16.2)     (8.3)     (3.1)
                                                     (24.8)    (16.5)    (11.1)

Earnings (loss) before income taxes                  (53.9)     70.7      63.8
Income tax provision (benefit)                       (20.3)     26.9      25.7

Net earnings (loss) before cumulative effect
 of changes in accounting principles                 (33.6)     43.8      38.1

Cumulative effect of changes in
 accounting principles
 Accounting for income taxes                          26.2         -         -
 Accounting for postretirement benefits other
   than pensions (net of tax benefit of $17.0)       (30.2)        -         -

Net earnings (loss)                                $ (37.6)   $ 43.8    $ 38.1

Average number of shares
 outstanding - (thousands)                          27,827    28,658    28,970

Net earnings (loss) per share before cumulative
 effect of changes in accounting principles        $ (1.21)   $ 1.53    $ 1.32

Cumulative effect of changes in
 accounting principles
 Accounting for income taxes                          0.95         -         -
 Accounting for postretirement benefits other
    than pensions                                    (1.09)        -         -

Net earnings (loss) per share                      $ (1.35)   $ 1.53    $ 1.32


See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Beckman Instruments, Inc.

Years ended December 31,                              1993      1992      1991
Dollars in millions


Cash Flows from Operating Activities
 Net earnings (loss)                                $(37.6)    $43.8     $38.1
 Adjustments to reconcile net earnings (loss) to
  net cash provided by operating activities
    Depreciation and amortization                     63.5      64.7      55.9
    Restructuring charge                              66.8         -         -
    Net deferred income taxes                        (39.2)      5.5       0.2
 Changes in assets and liabilities
    Trade receivables                                 (1.5)    (13.1)    (21.6)
    Inventories                                       (5.8)     (0.6)     (6.1)
    Accounts payable and accrued expenses            (13.1)     (3.1)     22.3
    Accrued income taxes                               7.0       2.6      (2.4)
    Other                                             13.2      (9.6)     (3.3)
     Net cash provided by operating activities        53.3      90.2      83.1

Cash Flows from Investing Activities
 Additions to property, plant and equipment          (90.4)    (88.0)    (67.5)
 Net disposals of property,
  plant and equipment                                 19.7      13.3      10.7
 Purchase of short-term investments                   (1.8)    (14.1)        -
 Other                                                   -      (0.7)     (3.6)
     Net cash used by investing activities           (72.5)    (89.5)    (60.4)

Cash Flows from Financing Activities
 Dividends to stockholders                           (10.1)     (8.5)     (8.1)
 Proceeds from issuance of stock                      13.5      19.5       4.3
 Purchases of treasury stock                         (28.3)    (27.8)     (7.3)
 Notes payable borrowings                             11.5      43.8       9.1
 Notes payable reductions                            (22.3)    (31.0)     (9.9)
 Long-term debt borrowings                            82.0       2.3      13.4
 Long-term debt reductions                           (27.3)     (1.6)    (18.2)
 Other                                                (0.9)      0.6       0.2
     Net cash provided (used) by
      financing activities                            18.1      (2.7)    (16.5)

Effect of exchange rates on cash and equivalents      (0.6)        -         -

Increase (decrease) in cash and equivalents           (1.7)     (2.0)      6.2

Cash and equivalents-beginning of year                25.9      27.9      21.7

Cash and equivalents-end of year                    $ 24.2     $25.9     $27.9

Supplemental Disclosures of Cash Flow Information
 Cash paid during the year for
  Interest                                          $ 12.4     $21.8     $18.3
  Income taxes                                      $ 14.5     $24.4     $27.6

Noncash investing and financing activities
Capital lease obligations of $2.4 for 1993, $3.4 for 1992 and $2.2 for 1991 were incurred when the Company entered into leases for new equipment.



See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Dollars in millions, except amounts per share


1. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Beckman Instruments, Inc., and its wholly owned subsidiaries. The consolidated entity is referred to as the Company in the accompanying consolidated financial statements.

All significant transactions among the consolidated entities have been eliminated from the financial statements. The accounts of most of the Company's non-U.S. subsidiaries are included on the basis of their fiscal years ended November 30.

Foreign Currency Translation

Non-U.S. assets and liabilities are translated into U.S. dollars at fiscal year-end exchange rates. Operating results are translated at exchange rates prevailing during the year. The resulting translation adjustments are accumulated as a separate component of stockholders' equity.

The Company utilizes foreign currency contracts to manage the impact of foreign currency fluctuations on its business. Where the foreign currency contracts provide an effective hedge against currency fluctuations, gains and losses are deferred and recognized in the period that gains and losses on the hedged items are recognized. Gains and losses resulting from foreign currency transactions and translation adjustments relating to foreign entities deemed to be operating in U.S. dollar functional currency or in highly inflationary economies are included in results of operations. The Company experienced net foreign currency expenses of $2.1 in 1993, $8.1 in 1992 and $0.9 in 1991.

Cash and Equivalents

For purposes of the consolidated statements of cash flows, the Company considers cash and equivalents to include cash in banks, time deposits and investments having an original maturity of three months or less. All cash and equivalents are carried at cost which approximates market.

Short-Term Investments

Short-term investments are principally comprised of investments with original maturities in excess of three months. Investments are carried at cost which approximates market.

Inventories

Inventories are valued at the lower of cost or market. Cost is determined by the first-in, first-out method.

Property, Plant and Equipment and Depreciation

Land, buildings and machinery and equipment are carried at cost. The cost of additions and improvements are capitalized, while maintenance and repairs are expensed as incurred. Depreciation is computed generally on the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are amortized over the lesser of the life of the asset or the term of the lease.

Earnings Per Share

Earnings (loss) per share is calculated on a weighted average basis, including the dilutive effect of common stock equivalents in 1992 and 1991. Primary earnings per share approximates fully diluted earnings per share.

Revenue Recognition

In general, revenue is recognized as the product is shipped. When a customer enters into an operating-type lease agreement, revenue is recognized over the life of the lease. Under a sales-type lease agreement, revenue is recognized at the time of shipment with appropriate interest income recognized over the life of the lease. Service revenues are recognized ratably over the life of the service agreement or as service is performed, if not under contract.

Income Taxes

In the first quarter of 1993, the Company adopted Statement of Financial Accounting Standards No. 109 ("SFAS 109"), "Accounting for Income Taxes". SFAS 109 requires a change from the deferred method of accounting for income taxes of Accounting Principle Board Opinion 11 ("APB Opinion 11") to the asset and liability method of accounting for income taxes. Under the asset and liability method of SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Accordingly, the Company recognized deferred tax assets reflecting the benefit expected to be realized from net deductible temporary differences. The recognition resulted in the Company recording income and a deferred tax asset equal to the cumulative effect of the accounting change of $26.2 (net of a valuation allowance of $10.1) in the first quarter of 1993.

For the periods ended December 31, 1992 and 1991, income taxes were based upon pretax financial statement income with an appropriate deferred tax provision in accordance with APB Opinion 11 to provide for the tax effect of timing differences between pretax financial statement income and taxable income per the tax return.

Accounting Pronouncements to be Adopted

In November 1992 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 112 ("SFAS 112"), "Employers' Accounting for Postemployment Benefits". SFAS 112 requires the Company to recognize an obligation for postemployment benefits provided to former or inactive employees, their beneficiaries and covered dependents after employment but before retirement. Depending on the terms of the benefit, the obligation must be recognized in accordance with either SFAS 43 or SFAS 5. The Company has historically recognized these costs on either a cash basis or, when accrued, in accordance with SFAS 5. The Company anticipates that the transition obligation will be less than $10.0 on a pretax basis. The Company will adopt this accounting standard in the first quarter of 1994.

Reclassification

Certain amounts from the prior years have been reclassified to conform to the 1993 presentation.


2.  Redirected Business Strategy and Reorganization

In the fourth quarter of 1993, the Company announced a redirected business strategy and a new organization. The Company will concentrate on clinical diagnostics and centrifugation while shifting its investment to the biotechnology based portion of the life sciences business, including molecular biology and related sciences. The redirected strategy will position the Company to capitalize on the technical and market continuum that exists between the life sciences and clinical fields by enabling the Company to serve a growing research market today that will spawn clinical opportunities in the future. To implement this strategy the Company's operating groups, the Bioanalytical Systems Group and Diagnostic Systems Group, have been reorganized into a single unit.

In support of the redirected business strategy and adjustment to unfavorable market conditions; including the European recession, the worldwide drive to contain health care costs and generally weak economic conditions; the Company announced a restructuring plan. The planned restructure includes a net reduction of approximately 800 positions worldwide, primarily in 1994. The plan includes a voluntary separation program for U.S. based, long-term employees, including an enhanced early retirement program; consolidation of European finance and administrative functions and consolidation of U.S. based manufacturing, finance and administrative functions. To accomplish these changes, a pretax restructuring charge of $114.7 was recorded in the fourth quarter of 1993. In addition the Company anticipates approximately $20.0 of additional restructuring costs to be incurred in 1994. The restructuring charge in 1993 consists primarily of employee related severance, pension and postretirement costs as well as costs associated with the reduction of facilities. Asset disposal costs are approximately $4.1 of the 1993 charge.

3. Distribution of Company Stock owned by SmithKline

In 1989 SmithKline Beckman ("SmithKline") entered into an agreement to reorganize and combine certain of its businesses with Beecham Group p.l.c. This agreement was approved by the stockholders of both companies creating the new company of SmithKline Beecham p.l.c. As a result of this agreement, all shares of Beckman Common Stock owned by SmithKline were distributed to the holders of SmithKline stock, effective July 1989. In conjunction with the distribution of Beckman Common Stock, the Company entered into a tax agreement ("Tax Agreement") and a distribution agreement with SmithKline. Certain provisions of such agreements are still in effect at December 31, 1993.

4. Composition of Certain Financial Statement Captions

                                                              1993      1992
Trade receivables
  Trade                                                     $261.2    $274.3
  Current portion of lease receivables                         2.8       2.9
  Less allowance for doubtful receivables                    (11.9)    (12.1)
                                                            $252.1    $265.1
Inventories
  Finished products                                         $110.2    $110.3
  Raw materials, parts and assemblies                         42.0      43.3
  Work in process                                             11.7       9.5
                                                            $163.9    $163.1

Property, plant and equipment, net
  Land                                                      $ 10.3    $ 11.9
  Buildings                                                  133.1     134.6
  Machinery and equipment                                    214.3     203.0
  Instruments subject to lease(a)                            166.4     148.9
                                                             524.1     498.4
Less accumulated depreciation
  Building, machinery and equipment                         (214.8)   (202.2)
  Instruments subject to lease                               (92.5)    (83.2)
                                                            $216.8    $213.0

Other accrued expenses
  Restructure reserve                                       $ 65.4    $    -
  Unrealized service income                                   35.4      35.6
  Insurance                                                   25.1       9.5
  Accrued warranty and installation costs                      5.9       6.7
  Other                                                       35.0      42.3
                                                            $166.8    $ 94.1


(a) Includes instruments leased to customers under three- to five-year cancelable operating leases.


5. Debt

Notes payable consist primarily of bank borrowings by the Company's subsidiaries outside the U.S. under local line of credit facilities and the current portion of long-term debt. The bank borrowings are short-term borrowings at rates which approximate the current market rates; therefore, the carrying value of the notes approximates the market value. At December 31, 1993 approximately $107.6 of unused short-term lines of credit were available to the Company's subsidiaries outside the U.S. at various interest rates. Within the U.S., the Company had available $20.0 in committed unused short-term lines of credit at market rates. Compensating balances and commitment fees on these lines of credit are not material and there are no withdrawal restrictions.

The Company's current $100.0 revolving Credit Agreement expires on July 1, 1996. The Agreement was amended as of December 31, 1993. Borrowings under the Credit Agreement bear interest at current market rates and are subject to a number of conditions, including the absence of a significant change in control of the Company. In addition, the Credit Agreement requires the Company to maintain minimum consolidated tangible net worth and specified ratios of debt to total capital and operating income to interest charges.
The Credit Agreement also limits the Company's ability to mortgage its assets, to merge or consolidate or to sell certain assets. Defaults under the Credit Agreement include nonpayment, breach of covenants, bankruptcy and certain cross defaults to other Company debt. Aggregate dividend payments are limited to the sum of $45.0 and 30% of consolidated cumulative net earnings of the Company from June 30, 1992. As of December 31, 1993, there were no borrowings against the credit line and the Company is in compliance with the covenants of the Credit Agreement.

Long-term debt consisted of the following at December 31:

                                  Average Rate
                                   of Interest

                                                      1993       1992
Senior notes, maturing 2000,
 unsecured                              7.4%        $ 50.0      $25.0
Commercial paper                        3.4%          48.4       27.5
Other long-term debt                    6.7%          17.6        9.5
                                                     116.0       62.0
Less current maturities                                2.3        2.5
Long-term debt                                      $113.7      $59.5

The $50.0 senior notes mature in the year 2000 and are comprised of Series A $20.0 and Series B $30.0. Series A notes bear interest at 7.3%, and Series B notes bear interest at 7.4% annually. Interest is payable semiannually on both Series A and Series B notes. The terms and conditions of the senior notes are similar to those of the Credit Agreement. The market value of the senior notes has been determined by quotes from a financial institution. At December 31, 1993 the market value of the senior notes is approximately $2.6 higher than the face value.

The commercial paper program is backed by the Company's $100.0 Credit Agreement. The commercial paper is issued at current market rates; therefore, the carrying value approximates the market value.

Other long-term debt at December 31, 1993 consists principally of $11.1 of yen denominated senior notes of which $6.5 mature in 1998 and $4.6 mature in 1999. Capitalized leases of $6.5 in 1993 and $7.2 in 1992 are also included in other long-term debt.

The Company has entered into interest rate swap agreements to reduce the impact of changes in interest rates on its long-term debt. At December 31, 1993 the Company had outstanding interest rate swap agreements with commercial banks having a total notional principal amount of $35.0. In some agreements the Company is paying a floating rate and receiving a fixed rate from the counterparties, while in other agreements the Company is paying a fixed rate and is receiving a floating rate. The agreements mature at various dates through December 1995. Interest expense is adjusted for the net amount receivable or payable under the swap agreements. The Company is exposed to credit loss in the event of nonperformance by the counterparties to the agreements, which the Company believes is remote. The market value of the interest rate swaps has been determined by quotes from financial institutions who are counterparties to the interest rate swaps. This value represents the estimated amount the Company would receive or pay if the swap agreements were terminated. At December 31, 1993 the Company would have to pay $1.3 to terminate the swap agreements.

The aggregate maturities of long-term debt for the five years subsequent to December 31, 1993 are $2.3 in 1994, $1.2 in 1995, $48.9 in 1996, $0.3 in
1997, $6.7 in 1998 and $56.6 in 1999 and beyond.

6. Income Taxes

As discussed in Note 1, the Company adopted SFAS 109 in the first quarter of 1993. The income tax provision for the years 1992 and 1991, and the resulting deferred tax assets and liabilities at December 31, 1992, were prepared in accordance with APB Opinion 11.

The components of earnings (loss) before income taxes were:

                                    1993          1992         1991

U.S.                              $(66.0)       $  8.4       $(12.3)
Non-U.S.                            12.1          62.3         76.1
                                  $(53.9)       $ 70.7       $ 63.8

The provision (benefit) for income taxes consisted of the following:

                                    1993          1992         1991
Current
  U.S. federal                     $ 4.8         $ 8.5       $  7.3
  Non-U.S.                           9.3          16.3         23.4
  U.S. state and Puerto Rico         2.7           2.2          2.7
     Total current                  16.8          27.0         33.4

Deferred
  U.S. federal                     (20.2)            -         (8.1)
  Non-U.S.                         (16.9)         (0.1)         0.4
     Total deferred, net           (37.1)         (0.1)        (7.7)
Total                             $(20.3)        $26.9        $25.7

The reconciliations of the U.S. federal statutory tax rate to the consolidated effective tax rate is as follows:

                                    1993          1992         1991

Statutory tax rate                 (35.0)%        34.0%        34.0%
 State taxes, net of U.S.
    tax benefit                      1.1           1.7          0.7
 Ireland and Puerto Rico
    income                         (14.9)        (10.5)       (10.1)
 Non-U.S. taxes                      6.0          15.1         11.5
 Tax credit utilization                -          (6.6)           -
 Losses producing limited
    tax benefits                       -           2.3          3.6
 Foreign income taxed in the U.S.    5.3             -            -
 Other                              (0.2)          2.0          0.5
      Effective tax rate           (37.7)%        38.0%        40.2%

Certain income of subsidiaries operating in Puerto Rico and Ireland is taxed at substantially lower income tax rates than the U.S. federal statutory tax rate. The lower rates reduced expected income taxes and reduced the net loss in 1993 by approximately $8.1 and increased net earnings by approximately $7.4 in 1992 and $6.4 in 1991. Since April 1990, earnings from manufacturing operations in Ireland are subject to a 10% tax. The lower Puerto Rico income tax rate expires in July 2003.

The components of the provision for deferred income taxes are:

                                    1993          1992         1991

Restructuring costs               $(43.5)        $   -        $   -
International transactions           5.9             -            -
Accelerated depreciation            (0.7)         (2.0)        (2.3)
Accrued expenses                    (5.0)         (4.5)        (2.4)
Pension costs                        5.0           6.1         (0.4)
Postretirement medical costs        (0.9)            -            -
Other                                2.1           0.3         (2.6)
                                  $(37.1)        $(0.1)       $(7.7)

Based upon the Company's historical pretax earnings, adjusted for significant items such as non-recurring charges, management believes it is more likely than not that the Company will realize the benefit of the existing deferred tax asset at December 31, 1993. Management believes the existing net deductible temporary differences will reverse during periods in which the Company generates net taxable income. Certain tax planning or other strategies will be implemented, if necessary, to supplement income from operations to fully realize recorded tax benefits.

The tax effect of temporary differences which give rise to significant portions of deferred tax assets and liabilities at December 31, 1993 consist of the following:

Deferred Tax Assets
    Receivables                      $1.6
    Inventories                       5.0
    Capitalized expenses              2.7
    Intercompany transactions         7.7
    Pension expense                   8.8
    Accrued expenses                 18.1
    Restructuring costs              31.0
    Environmental costs               5.9
    Postretirement benefits          23.0
    Other                             9.3
                                    113.1

    Less: Valuation allowance       (11.5)

      Total deferred tax assets     101.6

Deferred Tax Liabilities
    Depreciation                      0.7

      Net deferred tax asset       $100.9


At December 31, 1993 the Company has recorded a valuation allowance of $11.5 for certain deductible temporary differences for which it is more likely than not that the Company will not receive future benefits.

Non-U.S. withholding taxes and U.S. taxes have not been provided on approximately $169.7 of unremitted earnings of certain non-U.S. subsidiaries because such earnings are or will be reinvested in operations or will be offset by appropriate credits for foreign income taxes paid.

SmithKline and its consolidated subsidiaries (including the Company) have settled all issues with the U.S. Internal Revenue Service through 1986. All U.S. federal income tax liability issues between the Company and SmithKline have been resolved through 1986 in accordance with the Tax Agreement. Such resolution did not have a material effect on the Company's consolidated financial position or operating results. The Company believes that its ultimate U.S. federal income tax liability to SmithKline, if any, for all applicable post 1986 tax years will not have a material effect on the consolidated financial position or operating results of the Company.

7.  Pension and Retirement Benefits

The Company has defined benefit pension plans covering substantially all of its employees. Consolidated pension expense was $53.0 in 1993, including amounts associated with the restructuring, $16.3 in 1992 and $15.3 in 1991.

U.S. pension benefits are based on years of service and compensation during the five highest consecutive earnings years. Components of U.S. pension expense were:

                                   1993         1992        1991

Service cost                      $11.5         $9.7       $ 8.9
Interest cost                      20.4         18.4        16.3
Actual return on plan assets      (23.5)       (16.7)      (11.3)
Net amortization and deferral       3.1          0.4        (2.3)
                                  $11.5        $11.8       $11.6

As part of the Company's reorganization, (see Note 2 "Redirected Business Strategy and Reorganization"), the Company implemented a voluntary separation program for U.S. based long-term employees. Eligible voluntary separation program participants also received a substantial enhancement to their pension benefit. Eligible participants' pension benefit was calculated by adding five years to their age and five years to their service period. This enhanced pension benefit resulted in the Company recording a $35.9 pension expense associated with the restructuring.

The Company's funding policy is to provide currently for accumulated benefits, subject to federal regulations. Plan assets consist principally of U.S. government fixed income securities and corporate stocks and bonds. Funded status of the Company's pension liabilities and assets and amounts recognized in the Company's financial statements with respect to the U.S. plan were:

                                                1993          1992

Vested benefit obligation                    $(269.7)      $(177.1)

Accumulated benefit obligation               $(278.3)      $(184.4)
Projected compensation increases               (59.2)        (61.7)
Projected benefit obligation                  (337.5)       (246.1)
Plan assets at fair market value               248.5         191.6
Projected benefit obligation
  in excess of plan assets                     (89.0)        (54.5)
Unrecognized transition obligation               3.4           4.1
Unrecognized net loss                           59.0          26.3
Unrecognized prior service cost                 10.1          11.6
Adjustment required to recognize
 minimum liability                             (13.5)            -
Accrued pension cost
 in other liabilities                        $ (30.0)      $ (12.5)

The expected long-term rate of return on U.S. plan assets was 9.75% in 1993 and 10.50% in 1992. The discount rate used in determining obligations was 7.25% in 1993 and 8.50% in 1992, and the assumed average rate of increase in future compensation levels was 4.25% in 1993 and 6.20% in 1992.

Certain subsidiaries outside the U.S. have separate pension plan arrangements which include both funded and unfunded plans. Unfunded foreign pension obligations are recorded as a liability on the Company's consolidated balance sheets. Plan assets and accrued liabilities for those plans exceed vested benefits. Pension expense for plans outside of the U.S. were $4.5 in 1993, $3.9 in 1992 and $2.9 in 1991.

The Company has a voluntary defined contribution savings plan for its U.S. employees. Eligible employees may contribute a portion of their compensation to this plan. Company contributions, which are based on a percentage of employee contributions, were $4.2 in 1993, $3.9 in 1992 and $3.6 in 1991. Employees generally become fully vested with respect to Company contributions after three years of service with the Company.

In addition to pension benefits, the Company and its subsidiaries presently provide certain health care and life insurance benefits for retired U.S. employees and their dependents. Eligibility for the plan and participant cost sharing is dependent upon the participant's age at retirement, years of service and retirement date. In January 1993, the Company adopted Statement of Financial Accounting Standards No. 106 ("SFAS 106"), "Employers Accounting for Postretirement Benefits Other Than Pensions". This statement requires the Company to accrue, as current costs, the postretirement benefits during the period the employees provide their service. SFAS 106 also required the Company to recognize a transition obligation for prior years' service cost. Accordingly, the Company recorded a transition obligation for past service of $47.2 and a net expense of $30.2 (net of tax benefits of $17.0) as the cumulative effect of the accounting change in 1993.

Annual pretax postretirement benefits expense for 1993 increased $2.6 due to the implementation of SFAS 106.

The net periodic cost for postretirement health care and life insurance benefits for 1993 includes the following:

  Service cost                       $1.4
  Interest cost                       3.9
                                     $5.3

The voluntary separation program resulted in a curtailment loss to the postretirement benefits plan of $7.2 which was recognized in 1993 as a component of the $114.7 restructuring cost (see Note 2 "Redirected Business Strategy and Reorganization").

The following table sets forth the plan's funded status and amounts recognized in the Company's consolidated balance sheet at December 31, 1993:

    Accumulated postretirement benefit obligations
     Retirees                                                 $44.0
     Fully eligible active plan participants                    1.9
     Other active plan participants                            21.7
    Total obligation                                           67.6
    Plan assets                                                   -
    Accumulated postretirement benefit
      obligation in excess of plan assets                      67.6
    Unrecognized net loss                                      10.7
    Accrued postretirement benefit liability                  $56.9

The costs of the retiree health and life insurance benefits were calculated using a health care cost trend rate which assumed a 12% increase in health care costs in 1994 with the rate decreasing to a 6% increase by the year 2007. An assumed 1% increase in the health care cost trend rate for each year would have resulted in an increase in the net periodic cost to $6.1 and an accumulated postretirement benefit obligation of $76.8. The accumulated postretirement benefit obligation was calculated using a discount rate of 7.25%.

For the periods ended December 31, 1992 and 1991, the cost of retiree health care insurance benefits were recognized as expense as expenditures were incurred. These costs were $2.5 in 1992 and $2.2 in 1991. Employees outside the U.S. generally receive similar benefits from government-sponsored plans.

8. Benefit Plans Stock Options

In 1988, the Company adopted an Incentive Compensation Plan for its officers and key employees, which provided for stock-based incentive awards based upon several factors including Company performance. This plan expired on December 31, 1990, but options outstanding on that date were not affected by such termination. Pursuant to this plan, the Company has granted options to purchase approximately 755,000 shares, with an expiration date of ten years from the date of grant.

The Company has also adopted the Incentive Compensation Plan of 1990. This 1990 plan reserves shares of the Company's common stock for grants of options and restricted stock. Granted options expire ten years from the date of grant. Subsequent to stockholder approval in 1992, amendments were adopted to extend the expiration of the plan to 2001 and to increase each year, commencing January 1, 1993, the number of shares available under the plan by 1.5% of the number of common stock shares issued and outstanding as of the prior December 31. As of January 1, 1994, 913,868 shares remain available for grant under this plan.

The following is a summary of transactions of the Incentive Compensation Plans of 1988 and 1990:

                             Number of           Price Per
                             Shares              Share             Amount
Options outstanding at
  Dec. 31, 1990              1,199,703        $13.88 - $19.00       $21.5
Granted(a)                     598,820          0.00 -  18.75        10.4
Exercised(a)                   (43,625)         0.00 -  19.00           -
Cancelled                      (51,876)        13.88 -  19.00        (0.9)
Options outstanding at
  Dec. 31, 1991              1,703,022        $13.88 - $19.00       $31.0
Granted                        486,100         18.75 -  20.00         9.7
Exercised                      (70,594)        16.50 -  19.00        (1.2)
Cancelled                      (49,261)        16.50 -  20.00        (0.9)
Options outstanding at
  Dec. 31, 1992              2,069,267        $13.88 - $20.00       $38.6
Granted                        438,000                  22.50         9.9
Exercised                     (163,825)        13.88 -  20.00        (3.0)
Cancelled                      (17,395)        18.38 -  22.50        (0.4)
Options outstanding at
  Dec. 31, 1993 (b)          2,326,047        $13.88 - $22.50       $45.1


(a) Includes grant and exercise of approximately 42,000 shares of restricted stock granted to certain officers and employees of the Company.

(b)   At December 31, 1993 1,503,283 shares were exercisable under these plans.


Stock Purchase Plan

The Company's stock purchase plan allows all U.S. employees and employees of certain subsidiaries outside of the U.S. to purchase the Company's common stock at favorable prices and upon favorable terms. Subsequent to stockholder approval in 1992, amendments were adopted to extend the expiration of the plan to December 31, 2001, and in each calendar year commencing in 1992, to reserve additional shares of common stock for use in the plan based upon the number of common shares issued and outstanding as of the annual stockholders' meeting. Employees purchased 288,401 shares in 1993. At December 31, 1993 437,655 shares remain available for use in the plan.

Treasury Stock

The Board of Directors has approved a stock repurchase program whereby the Company was authorized to purchase on the open market 3,000,000 shares of the Company's common stock through December 1993. In addition the Company may purchase 1,000,000 shares per year through 1995. In total 5,000,000 shares have been authorized for purchase. The shares have been, and will continue to be, reissued to satisfy the Company's obligations under existing employee benefit plans. Through December 1993, the Company had purchased 2,969,000 shares of its common stock for $63.4 and at December 31, 1993 1,274,498 shares remain in treasury of which 988,107 are held by the Benefit Equity Fund. At December 31, 1992 565,914 shares were held in treasury.

In February 1993 the Company created the Benefit Equity Fund (BEF), a trust for prefunding future stock-related obligations of employee benefit plans. The BEF does not change these plans or the amounts of stock expected to be issued for these plans. The BEF will be funded by existing shares in treasury as well as from additional shares the Company will purchase on the open market over time. While shares in the BEF are not considered outstanding for the calculation of earnings per share, the shares within the BEF are voted by the participants of the Stock Purchase Plan.

9.  Stockholders' Equity

Changes in stockholders' equity were as follows:
                                                 Foreign
                                    Additional  Currency
                            Common    Paid-in  Translation   Retained  Treasury
                             Stock    Capital   Adjustment   Earnings    Stock

Balances, December 31, 1990   $2.9     $127.3      $40.4      $155.0     $  -
Net earnings                                                    38.1
Foreign currency translation
   adjustments                                      (9.8)
Dividend to stockholders                                        (8.1)
Purchase of treasury stock                                               (7.3)
Issuance of restricted stock             (0.8)                            0.8
Employee stock purchase                   2.4                   (0.2)     2.3

Balances, December 31, 1991     2.9     128.9       30.6       184.8     (4.2)
Net earnings                                                    43.8
Foreign currency translation
   adjustments                                     (13.2)
Dividend to stockholders                                        (8.5)
Purchase of treasury stock                                              (27.8)
Vesting of restricted stock                0.4
Employee stock purchase                    1.2                           18.5

Balances, December 31, 1992     2.9      130.5      17.4       220.1    (13.5)
Net loss                                                       (37.6)
Foreign currency translation
   adjustments                                     (18.5)
Dividend to stockholders                                       (10.1)
Purchase of treasury stock                                              (28.3)
Vesting of restricted stock                0.2
Employee stock purchase                   (1.1)                          13.5

Balances, December 31, 1993    $2.9     $129.6     $(1.1)     $172.4   $(28.3)



10. Commitments and Contingencies

Environmental

The Company is subject to federal, state, local and foreign environmental laws and regulations. The Company believes that its operations comply in all material respects with applicable federal, state and local environmental laws and regulations. Although the Company continues to make expenditures for environmental protection, it does not anticipate any significant expenditures in order to comply with such laws and regulations which would have a material impact on the Company's operations or financial position.

In 1983 the Company discovered organic chemicals in the groundwater near a waste storage pond at a Company facility in Porterville, California. SmithKline, the Company's former controlling stockholder, agreed to indemnify the Company with respect to this matter for any costs incurred by the Company in excess of applicable insurance, eliminating any impact on the Company's earnings or financial position. SmithKline Beecham Corporation, the surviving entity of the merger between SmithKline Beckman and Beecham Group p.l.c., assumed the obligations of SmithKline Beckman in this respect.

The Company is also involved in the investigation and remediation of soil and groundwater contamination for property it sold in 1984. In 1990 the Company entered into an agreement with the purchaser for settlement of a 1988 lawsuit and for sharing current and future costs of investigation, remediation and other claims. In 1991 a lawsuit was filed against the 1984 purchaser by a third party that had subsequently purchased a portion of the above property, alleging damages caused by the pollution of the property. Although the Company is not a named defendant in the action, the Company may be obligated to contribute to any resolution of that action pursuant to its 1990 settlement agreement with the original purchaser. In 1993 the Company increased its existing reserves for soil and groundwater remediation and for resolution of the 1991 lawsuit by $12.5.

During 1993 the Company made substantial progress in soil remediation on the site, although there remains some areas of soil contamination that may require further remediation. The Company also operated a groundwater treatment system throughout most of 1993 and in the fourth quarter expanded the capacity of the system. The expanded system is believed to be adequate to remediate the groundwater based upon information available in 1993. A series of test wells were drilled on the property which provided additional information concerning the area of groundwater contamination. The Company believes it has established adequate reserves to complete the remediation of any remaining soil contamination, operation and maintenance of the expanded groundwater treatment system and any additional groundwater investigations.

Investigations on the property are continuing and there can be no assurance that further investigations will not reveal additional contamination or result in additional costs. The Company believes additional remediation costs for the contamination discovered by the current investigations and liability for the resolution of the 1991 lawsuit, if any, beyond those already provided will not have a material adverse effect on the Company's operations or financial position.

Litigation

The Company and its subsidiaries are involved in a number of lawsuits which the Company considers normal in view of its size and the nature of its business. The Company does not believe that any liability resulting from such lawsuits will have a material adverse effect on the results of operations or financial position of the Company.

Other

At December 31, 1993 the Company had written foreign currency options of $4.4 and purchased foreign currency options of $7.4 which expire at various dates through March 1994. In addition the Company had commitments to sell forward various currencies totalling $4.8 through March 1994. These instruments are used in combination to hedge the Company's firm commitments denominated in foreign currencies and mitigate the impact of changes in foreign currency exchange rates on the Company's operations. The market values of the foreign currency options and forward contracts have been determined by solicitation of dealer quotes. At December 31, 1993 the market values of the foreign currency contracts result in unrealized losses to the Company of $0.1.

In 1993 the Company commenced a program to hedge anticipated transactions denominated in foreign currencies in an effort to mitigate the impact of changes in foreign currency exchange rates on future operations. To accomplish this objective, the Company utilizes complex options consisting of a combination of purchased options and call spreads. The market values of the purchased options and the call spreads have been determined by solicitation of dealer quotes. At December 31, 1993 the market value of the complex options result in an unrealized gain to the Company of $0.9.

During 1993 the Company received proceeds of $40.0 from factoring trade receivables. The Company is contingently liable for the possible uncollected portion of the factored receivables, if any, which was $1.1 at December 31, 1993.

11.  Business Segment Information

Industry Segment

The Company is engaged primarily in the design, manufacture and sale of laboratory instrument systems and related products.

Geographic areas
                                       1993         1992         1991
Sales
  United States-domestic             $581.2       $586.8       $542.4
  United States-export                 24.1         20.2         21.6
  Europe                              303.6        357.8        330.9
  Asia and other areas                144.7        134.7        124.7
  Transfers between areas            (177.9)      (190.7)      (161.7)
  Total sales                        $875.7       $908.8       $857.9

Operating income (loss)
  United States before research,
   development and engineering       $ 68.8       $121.8       $ 99.5
   and engineering (a)                (93.3)       (85.9)       (82.2)
  United States                       (24.5)        35.9         17.3
  Europe                               (9.2)        41.9         45.6
  Asia and other areas                  4.6          9.4         12.0
  Total operating income (loss)      $(29.1)      $ 87.2       $ 74.9

Identifiable assets
  United States                      $370.5       $372.3       $366.9
  Europe                              205.6        246.6        239.4
  Asia and other areas                 92.2         61.6         58.8
  Corporate                           151.7         57.9         47.1
  Total assets                       $820.0       $738.4       $712.2

(a) The Company's principal research, development and engineering efforts are performed in the United States.

Identifiable assets are those assets used by the operations in each geographic location. Corporate assets consist primarily of cash and equivalents, short-term investments, deferred tax assets, lease receivables and fixed assets of a corporate nature. Asia and other areas include primarily operations in Japan, Canada and Latin America. Inter-area sales are made at terms that allow for a reasonable profit to the seller.

At December 31, 1993 trade receivables by geographic area were United States $71.5, Europe $128.4 (including certain countries where normal trade terms are substantially longer than U.S. terms) and Asia and other areas $52.2. At December 31, 1992 trade receivables by geographic area were United States $74.1, Europe $157.3 and Asia and other areas $33.7.


12.  Lease Commitments

The Company leases certain facilities, equipment and automobiles. Certain of the leases provide for payment of taxes, insurance and other charges by the lessee. Rent expense was $34.5 in 1993, $28.5 in 1992 and $28.8 in 1991.

Minimum annual rentals payable under non-cancelable operating leases with a remaining term of more than one year from December 31, 1993, aggregate $29.8 and for each of the next five years are $11.3 in 1994, $8.4 in 1995, $4.8 in 1996, $3.2 in 1997, $1.6 in 1998 and $0.5 in 1999 and beyond.

Report by Management

The consolidated financial statements and related information for the years ended December 31, 1993, 1992 and 1991 were prepared by management in accordance with generally accepted accounting principles. Financial data included in other sections of this Annual Report are consistent with that in the consolidated financial statements.

Management maintains a system of internal accounting controls which is designed to provide reasonable assurance, at appropriate costs, that its financial and related records fairly reflect transactions, that proper accountability for assets exists, and that established policies and procedures are followed. A professional staff of internal auditors reviews compliance with corporate policies. Among these policies is an ethics policy, which requires employees to maintain high standards in conducting the Company's affairs, and requires management level employees to submit certificates of compliance annually. Management continually monitors the system of internal accounting controls for compliance and believes the system is appropriate to accomplish its objectives.

The Company's independent auditors examine the Company's consolidated financial statements in accordance with generally accepted auditing standards. Their report expresses an independent opinion on the fairness of the Company's reported operating results and financial position. In performing this audit, the auditors consider the Company's internal control structure and perform such other tests and auditing procedures as they deem necessary.

The Board of Directors, through its Audit Committee, reviews both internal and external audit results and internal controls. The Audit Committee consists of three outside Directors and meets periodically with management, internal auditors and the independent auditors to review the scope and results of their examinations. Both the independent auditors and the internal auditors have free access to this Committee, with and without management being present, to discuss the results of their audits.


LOUIS T. ROSSO                                   DENNIS K. WILSON
Louis T. Rosso                                   Dennis K. Wilson
Chairman and Chief Executive Officer             Vice President, Finance and
                                                 Chief Financial Officer

Independent Auditors' Report

To the Stockholders and Board of Directors of Beckman Instruments, Inc.:

We have audited the accompanying consolidated balance sheets of Beckman Instruments, Inc. and subsidiaries as of December 31, 1993 and 1992, and the related consolidated statements of operations and cash flows for each of the years in the three-year period ended December 31, 1993. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Beckman Instruments, Inc. and subsidiaries as of December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1993 in conformity with generally accepted accounting principles.

As discussed in Note 1 and Note 7 to the consolidated financial statements, the Company adopted the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" and Statement of Financial Accounting Standards No. 106, "Employers Accounting for Postretirement Benefits Other Than Pensions" in 1993.



KPMG PEAT MARWICK

Orange County, California
January 20, 1994

FIVE-YEAR FINANCIAL AND STATISTICAL DATA
Beckman Instruments, Inc.

Years Ended December 31,                 1993    1992    1991    1990    1989

Dollars in millions,
 except amounts per share

Summary of Operations
 Sales                                 $875.7   $908.8  $857.9  $815.2  $785.9
 Costs of sales                         418.3    440.9   417.7   396.7   383.5
 Marketing, administrative and general  278.5    294.8   283.1   266.3   248.1
 Research, development and engineering   93.3     85.9    82.2    80.6    70.3
 Restructuring charge                   114.7        -       -       -       -
 Operating income (loss)                (29.1)    87.2    74.9    71.6    84.0
 Nonoperating expense, net               24.8     16.5    11.1    10.2    11.7
 Earnings (loss) before income taxes    (53.9)    70.7    63.8    61.4    72.3
 Net earnings (loss) before
  accounting changes                    (33.6)    43.8    38.1    36.2    41.9
 Net earnings (loss)                    (37.6)    43.8    38.1    36.2    41.9
Average number of shares
  outstanding (millions)                 27.8     28.7    29.0    28.7    28.5
Return on average stockholders' equity  (11.9%)   12.5%   11.4%   12.2%   16.7%
Net earnings (loss) per share before
  accounting changes                   $(1.21)  $ 1.53  $ 1.32  $ 1.26  $ 1.47
Net earnings (loss) per share           (1.35)    1.53    1.32    1.26    1.47
Dividends paid per share of
  common stock                           0.36     0.30    0.28    0.28    0.28

Financial Position at December 31
 Current assets                        $544.5   $508.6  $491.7  $465.3  $411.9
 Current liabilities                    323.3    281.3   264.4   246.8   224.7
 Working capital                        221.2    227.3   227.3   218.5   187.2
 Property, plant and equipment, net     216.8    213.0   203.0   203.1   182.1
 Total assets                           820.0    738.4   712.2   681.0   607.1
 Long-term debt                         113.7     59.5    59.0    64.6    75.9
 Stockholders' equity                   275.5    357.4   343.0   325.6   268.8
 Shares outstanding                      27.8     28.6    28.9    29.0    28.6


Other Statistics
 Capital expenditures                  $ 92.8   $ 91.4  $ 69.7  $ 70.0  $ 56.6
 Research, development and
  engineering expense                    93.3     85.9    82.2    80.6    70.3
 Depreciation expense                    62.3     63.9    55.5    47.2    39.2
 Number of employees                    6,581    6,879   6,883   7,054   7,283

Quarterly Data (Unaudited)
Beckman Instruments, Inc.

Dollars in millions, except amounts per share

                                    March 31  June 30  Sept.30  Dec.31   Total

1993 Quarter Ended
 Sales                                $201.7   $221.8   $215.6  $236.6  $875.7
 Cost of sales                          97.1    106.7    103.9   110.6   418.3
 Marketing, administrative and general  63.3     72.1     66.1    77.0   278.5
 Research, development and engineering  22.4     22.9     23.2    24.8    93.3
 Restructuring charge                      -        -        -   114.7   114.7
 Operating income (loss)                18.9     20.1     22.4   (90.5)  (29.1)
 Earnings (loss) before
  income taxes                          16.0     18.2     18.0  (106.1)  (53.9)
 Net earnings (loss) before
  accounting changes                    10.2     11.7     11.5   (67.0)  (33.6)
 Net earnings (loss)                     6.2     11.7     11.5   (67.0)  (37.6)
 Net earnings (loss) per share before
  accounting changes                    0.36     0.42     0.42   (2.41)  (1.21)
 Net earnings (loss) per share          0.22     0.42     0.42   (2.41)  (1.35)


1992 Quarter Ended
 Sales                                $213.0   $225.1   $220.5  $250.2  $908.8
 Cost of sales                         105.5    111.0    104.8   119.6   440.9
 Marketing, administrative and general  68.4     73.9     70.4    82.1   294.8
 Research, development and engineering  20.4     20.8     20.8    23.9    85.9
 Operating income                       18.7     19.4     24.5    24.6    87.2
 Earnings before income taxes           15.2     17.5     18.7    19.3    70.7
 Net earnings                            9.3     10.7     11.4    12.4    43.8
 Net earnings per share                 0.32     0.37     0.40    0.44    1.53

Stock Prices and Other Information

Stock Exchanges and Prices

The Company's common stock is listed on the New York Stock Exchange. Its ticker symbol is BEC. The following presents a summary of the price range for the common stock as reported on the New York Stock Exchange Composite Tape for the periods ended December 31, 1993 and 1992, respectively.

Quarter                         1993

                    1st        2nd       3rd        4th

High               25 1/2     23 5/8    26 3/8     28 1/4
Low                21 7/8     20 1/2    19 5/8     25


Quarter                         1992

                    1st        2nd       3rd        4th

High               22 1/2     20 7/8    23 5/8     24 1/4
Low                17 5/8     18 3/8    18 1/8     20


Dividends

The Company paid cash dividends to stockholders of $0.36 per share in 1993, $0.30 per share in 1992 and $0.28 per share in 1991. The Company intends to continue paying cash dividends of at least the current per share amount, subject to future business conditions, requirements of the operations and financial condition of the Company.

In January 1994 the Board of Directors declared a first quarter dividend of $0.10 per share. This dividend is payable March 3, 1994 to stockholders of record on February 11, 1994.

Annual Meeting

The annual meeting of stockholders will be held on March 30, 1994 at the Brea Civic Center in Brea, California. Formal notice of the meeting together with the proxy statement and form of proxy will be mailed to each stockholder of record on February 1, 1994.

Form 10-K Annual Report Available to Stockholders

A copy of Beckman Instruments' Form 10-K annual report filed with the Securities and Exchange Commission may be obtained without charge by writing to the Company as follows:

Beckman Instruments, Inc.
Jay Steffenhagen, Vice President
Office of Investor Relations, M/S A-41-A
2500 Harbor Boulevard
Fullerton, California, 92634-3100
Telephone: 714-773-7764
FAX: 714-773-8543

There are no accounting differences between the financial statements presented in this Annual Report and the Form 10-K report, but the Form 10-K report does provide certain supplemental information as required by Securities and Exchange Commission regulations.


Transfer Agent, Registrar and Dividend Disbursing Agent
First Chicago Trust Company of New York
30 West Broadway
New York, NY 10007-2192
Telephone: 212-587-6406

Significant Subsidiaries

Beckman Analytical S.p.A.
Beckman Instruments (Australia) Pty. Ltd.
Beckman Instruments (Canada), Inc.
Beckman Instruments (Caribe), Inc.
Beckman Instruments Espana S.A.
Beckman Instruments France S.A.
Beckman Instruments G.m.b.H.
Beckman Instruments (Ireland), Inc.
Beckman Instruments (Japan), Ltd.
Beckman Instruments (United Kingdom), Ltd.
Beckman Instruments International S.A.
Beckman Instruments de Mexico, S.A. de C.V.
SmithKline Diagnostics, Inc.