Form 10-K, Exhibit 13
period 1994-12-31
BECKMAN INSTRUMENTS INC
filed 1995-02-08
CIK 840467

                                                          Exhibit 13

                          WORDS ON NUMBERS
                          FINANCIAL REVIEW
                      Section of the Company's
                   Annual Report to Stockholders
                        for the year ended
                        December 31, 1994

FINANCIAL REVIEW

DOLLARS IN MILLIONS, EXCEPT AMOUNTS PER SHARE

OVERVIEW

     The Company designs, manufactures, markets and services a broad range of laboratory instrument systems, reagents and related products, that address the needs of diagnostic laboratories in hospitals and independent clinical reference laboratories as well as bioanalytical laboratories in the life sciences market, including those in universities, research institutes, pharmaceutical companies and biotechnology companies. Generally, the Company's products simplify and automate laboratory processes, saving time and money. Products for clinical diagnostic laboratories include general and special chemistry systems together with reagents, accessories and software which are used to detect and quantify various substances of clinical interest in human blood and other body fluids. Products for life sciences laboratories include centrifuges, high performance liquid chromatographs, spectrophotometers, laboratory robotic workstations, capillary electrophoresis systems, nuclear counters, protein sequencers, DNA synthesizers and the reagents and supplies for their operation. Beckman supports its products with a worldwide sales and service network.


RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, the results of operations as a percentage of sales:

Years ended December 31,                 1994     1993     1992
- ------------------------                ------   ------   ------
Sales                                   100.0%   100.0%   100.0%

Operating costs and expenses
   Cost of sales                         46.8     47.8     48.5
   Marketing, administrative
   and general                           31.8     31.7     32.4

Operating income before research,
 development, and engineering (1)        21.4     20.5     19.1

Research, development
 and engineering                         10.3     10.7      9.5

Operating income (1)                     11.1      9.8      9.6

Earnings before income taxes (2) (3)      9.7      8.4      7.8

Net earnings before cumulative
 effect of changes in
 accounting principles (2) (3)            6.4%     5.4%     4.8%

(1) Excludes pretax restructuring charge of $11.3, 1.3% of sales, and $114.7, 13.1% of sales, in 1994 and 1993, respectively. Including the restructuring charge, 1994 operating income was 9.8% of sales and 1993 operating loss was 3.3% of sales.

(2) 1994 excludes a pretax restructuring charge of $11.3 which represents
    1.3% of sales. This charge resulted in earnings before income taxes of 8.4% of sales and net earnings before cumulative effect of change in accounting principle of 5.3% of sales.

(3) 1993 excludes pretax restructuring and environmental charges of $114.7 and $12.5, respectively, which together represent 14.5% of sales.
    Including these charges, the Company reported a loss before income taxes of 6.1% and a net loss before cumulative effect of changes in accounting principles of 3.8% of sales.

REDIRECTED BUSINESS STRATEGY AND REORGANIZATION

     In 1993, the Company announced a redirected business strategy and new organization. Beckman is concentrating on clinical diagnostics and centrifugation, while at the same time has shifted its investment to the biotechnology based portion of the life sciences business including molecular biology and related sciences. To implement this strategy, Beckman's former operating groups, the Bioanalytical Systems Group and Diagnostic Systems Group, were reorganized into a single unit. The planned reorganization included a net reduction of approximately 800 positions worldwide, primarily in 1994. The restructuring plan included a voluntary separation program for U.S. based long-term employees, including an enhanced early retirement program; consolidation of European finance and administrative functions; and consolidation of U.S. based manufacturing, finance, and administrative functions.

     The Company has made substantial progress in implementing the restructuring plan including the following: 350 U.S. based long-term employees participated in the voluntary separation program; 300 employees were reduced internationally as the Company began the centralization of certain European administrative and financial functions in Switzerland as well as other operational consolidations; 300 U.S employees were reduced through consolidation processes; and, the cable assembly operation was sold which included 100 employees. In addition, the Company began the process of consolidating previously separate operations into new facilities in the United Kingdom and Japan. During 1995, the Company will continue to implement the restructuring plan with the consolidation of facilities and functions worldwide. Since implementation of the restructuring plan, employee levels have declined by over 1,000. Employee levels may fluctuate in the short-term based upon the change in mix between temporary personnel and employees during this time of transition as well as outsourcing of certain functions.

     In 1993, the Company established a restructuring reserve of $114.7, for incurred expenses, as part of the overall $135.0 restructuring plan. Through 1994, $88.6 has been charged against the reserve which primarily includes costs associated with the U.S. based voluntary separation program and worldwide employee termination costs. In addition, a restructure charge of $11.3 was recorded in 1994 for facility moves and transition costs which were anticipated and directly associated with the 1993 restructuring but could not be recognized in establishment of the original restructuring reserve under generally accepted accounting principles. The Company anticipates a similar restructuring charge in 1995 for facility moves and transition costs as part of the overall $135.0 restructuring plan. Noncash charges in 1993 were approximately $43.0 consisting of pension and postretirement benefit costs associated with the U.S. based voluntary separation program.

     Savings from the restructuring program were approximately $29.0 in
1994.   Partially offsetting this improvement in 1994 were constrained market conditions, restructuring transition costs, general salary and cost increases, as well as management and employee performance-based incentive costs. Savings in 1995 are anticipated to be approximately $45.0, but will not all be incremental to earnings.


1994 COMPARED TO 1993

     Sales in 1994 were $888.6 representing an increase of 1.5% from 1993. Differences in currency exchange rates did not materially impact sales compared to the prior year. Sales to areas outside the United States were over 50% of total sales.

     Both diagnostic and life sciences markets were unfavorably impacted by the European recession, and cost containment initiatives in several European health care systems. Diagnostic sales, which represent approximately 60% of total sales, increased in 1994 by 3%. The diagnostic market remains highly competitive with sales growth obtained through continued market penetration. Sales of life sciences instrumentation declined by 1% in 1994. In addition to the factors mentioned above, the life sciences market was adversely affected by reductions of U.S. pharmaceutical capital spending in response to anticipated health care legislation. Cost containment initiatives in U.S. and European health care systems are expected to be continuing factors which may affect the Company's sales in the short-term.

     In 1994, SmithKline Diagnostics, Inc. (SKD), a wholly owned subsidiary, and Procter & Gamble Pharmaceuticals Germany G.m.b.H. (P&G) completed an agreement that will allow SKD to reassume control of the well-recognized H(A)EMOCCULT brand fecal occult blood testing products in Germany, Austria and several other international countries. The agreement returns a license to SKD from P&G under which P&G manufactured and sold the H(A)EMOCCULT diagnostic products. The H(A)EMOCCULT products are the German equivalent of SKD's successful HEMOCCULT(R) brand fecal occult blood testing products sold in the U.S. and internationally.

     Excluding the impact of the restructuring charge of $11.3 and $114.7 in 1994 and 1993, respectively (see "Redirected Business Strategy and Reorganization"), operating income increased by 16% to $98.9 in 1994 from $85.6 in 1993. Operating income before the restructuring charges increased as a percent of sales to 11.1% in 1994 from 9.8% in 1993. The increase of $13.3 in operating income was primarily the result of expense reductions resulting from the restructuring plan. The Company's investment in research, development and engineering decreased 2% from the prior year to $91.5. The Company's rate of profitability before, and after, investment in research, development and engineering continues to improve as indicated in the above table. Including the restructuring charges, operating income was $87.6 in 1994 compared to an operating loss of $29.1 in 1993.

     Net nonoperating expenses, excluding a $12.5 environmental charge in 1993, increased by $0.4 to $12.7 in 1994. Including the 1993 environmental charge, net nonoperating expenses decreased by $12.1 from 1993.

     Earnings before income taxes, excluding the restructuring and environmental charges, increased by 18% to $86.2. Including the restructuring charge, earnings before income taxes were $74.9. The 1994 effective tax rate, before the restructuring charge, was reduced to 34% from 36% in 1993 as a result of favorable withholding tax rates and increased income in lower tax rate jurisdictions. The effective tax rate of 15% on the restructuring charge was due to the limited tax benefits available for certain elements of the restructuring charge. The 1994 effective tax rate was 1.8% higher than the rate experienced in the first three quarters due to the impact of the restructuring charge.

     In the first quarter of 1994, the Company adopted Statement of Financial Accounting Standard No. 112 ("SFAS 112"), "Employers' Accounting for Postemployment Benefits." This statement requires the Company to recognize the prior service obligations resulting from the Company's commitment to provide benefits to former or inactive employees, their beneficiaries and covered dependents after employment but before retirement. Adoption of SFAS 112 resulted in the Company recording an aftertax charge of $5.1 in the first quarter. The impact on 1994 operations was not material and is not expected to be material in future years as a result of the newly adopted accounting principle.

     The following table summarizes the impact of the restructuring and cumulative effect of change in accounting principle on net earnings and earnings per share for the year.

Year ended December 31, 1994                       Amount      Per Share
- -----------------------------------------          --------    --------
Net earnings before the restructuring
 charge and cumulative effect of
 change in accounting principle                     $56.9       $2.03

Restructuring charge, net of tax benefit             (9.6)      (0.35)

Cumulative effect of change in
 accounting principle

   Accounting for postemployment
    benefits                                         (5.1)      (0.18)
                                                   ________    ________
Net earnings                                        $42.2       $1.50
                                                   ========    ========


     Net earnings before the restructuring charge and cumulative effect of change in accounting principle increased by 21% to $56.9 compared to 1993. The restructuring charge and cumulative effect of change in accounting principle reduced net earnings in 1994 by $9.6 and $5.1, respectively. The Company reported net earnings of $42.2 in 1994 compared to a net loss of $37.6 in 1993.

     Earnings per share, before restructuring charges and cumulative effect of changes in accounting principles in 1994 and 1993 and environmental charge in 1993, increased 20% from 1993 to $2.03. The restructuring charge and cumulative effect of change in accounting principle in 1994 reduced earnings per share by $0.35 and $0.18, respectively, resulting in net earnings per share of $1.50 for 1994 compared to a net loss per share in 1993 of $1.35.

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

     Excluding the impact of the restructuring charge (see "REDIRECTED BUSINESS STRATEGY AND REORGANIZATION")recorded in 1993, operating income decreased by 2% to $85.6 in 1993 from $87.2 in 1992. Operating income before the restructuring charge increased as a percent of sales to 9.8% in 1993 from 9.6% in 1992. Contributing to the increase in operating income as a percent of sales was improved gross margin resulting from an increase in sales of higher margin products and a decrease in operating expenses partially offset by an increased investment in research, development and engineering. Operating expenses decreased due to cost containment as well as a reduction in Company performance based incentive compensation. The Company's investment in research, development and engineering increased 9% from the prior year to $93.3. Including the restructuring charge, the operating loss was $29.1 in 1993 compared to operating income of $87.2 in 1992.

     Net nonoperating expenses, excluding a $12.5 environmental charge, (see "Environmental Matters") decreased by $4.2 to $12.3 in 1993. The decrease was the result of lower foreign currency expense in 1993 compared to 1992. Foreign currency expense was higher in 1992 primarily as a result of the collapse of the European Exchange Rate Mechanism (ERM). Including the environmental charge, net nonoperating expenses increased by $8.3 to $24.8.

     Earnings before income taxes, excluding the restructuring and environmental charges, increased by 4% to $73.3. Including the restructuring and environmental charges, the loss before income taxes was $53.9. The 1993 effective tax rate, before the restructuring and environmental charges, was reduced to 36% from 38% in 1992 as a result of increased income in lower tax rate jurisdictions.

     In the first quarter of 1993, the Company was required to adopt two new accounting principles which together resulted in a one-time, noncash charge to net earnings of $4.0. The adoption of Statement of Financial Accounting Standards No. 106 ("SFAS 106"), "Employers' Accounting for Postretirement Benefits Other Than Pensions" resulted in an aftertax increase to the net loss of $30.2. This cumulative effect adjustment represents a previously unrecognized postretirement benefit obligation to retirees, employees, employees' beneficiaries and covered dependents. The adoption of Statement of Financial Accounting Standards No. 109 ("SFAS
109"), "Accounting for Income Taxes" resulted in a reduction in the net loss of $26.2. The cumulative effect adjustment represents an expected benefit to be realized from increased net deductible temporary differences. The impact on future operating results of the newly adopted accounting principles - when taken in combination with changes in benefit plans - is not expected to be material.

     The following table summarizes the impact of the restructuring and environmental charges and the cumulative effect of changes in accounting principles on net earnings (loss) and earnings (loss) per share for the year.

<CAPTION
Year ended December 31, 1993                       Amount     Per Share
                                                  --------    ---------
Net earnings before the restructuring
 and environmental charges and
 cumulative effect of changes
 in accounting principles                         $ 46.9       $ 1.69

Restructuring charge, net of tax benefit           (73.0)       (2.63)

Environmental charge, net of tax benefit           ( 7.5)       (0.27)

Cumulative effect of changes
 in accounting principles

   Accounting for income taxes                      26.2         0.95

   Accounting for postretirement
    benefits other than pensions                   (30.2)       (1.09)
                                                  --------     --------
Net loss                                          $(37.6)      $(1.35)
                                                  ========     ========


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


FINANCIAL CONDITION

Liquidity and Capital Resources

     Net cash provided by operating activities in 1994 was $109.6 compared to $53.3 in 1993 and $90.2 in 1992. Contributing to the increase in 1994 was lower funding to the Company's pension plan and reduced investment in working capital partially offset by restructuring charge payments. Operating cash in excess of investing activities was $50.5 in 1994, an increase of $69.7 from 1993, resulting from improved cash flow from operating activities as well as maturity of short-term investments. The Company believes that net cash provided by operating activities, supplemented as necessary with funds expected to be available under the Company's credit agreement, will provide sufficient resources to meet present and reasonably foreseeable working capital requirements, debt service and other cash needs.

     During 1993, the Company was authorized to acquire up to 1,000,000 common shares per year up to a maximum of 3,000,000 additional shares. Under this program, Beckman repurchased approximately 500,000 shares of its common stock during 1994 to meet the needs of the Company's existing stock-related employee benefit plans.

     In September 1994 the Company replaced its then existing revolving credit agreement which was scheduled to expire on July 1, 1996. The Company's current $150.0 revolving credit agreement (the "Credit Agreement") expires on September 30, 1999 (see Note 5 "Debt"). Borrowings under the Credit Agreement are determined by current market rates and are subject to a number of conditions, including the absence of a significant change in control of the Company. In addition, the Credit Agreement requires the Company to maintain specified amounts of consolidated net worth, and specified ratios of debt to total capital and operating income to interest charges. The Credit Agreement also limits the Company's capability to mortgage its assets, to merge or consolidate or to sell assets. Defaults under the Credit Agreement include nonpayment, breach of covenants, bankruptcy and certain cross defaults to other Company debt. Aggregate dividend payments are limited to the sum of $45.0 and 30% of consolidated cumulative net earnings of the Company from June 30, 1992. As of December 31, 1994, the Company was in compliance with the covenants of the Credit Agreement.


Capital Expenditures

     Expenditures for property, plant and equipment, including instruments provided to customers on an operating lease basis, totaled $98.7 in 1994 compared with $92.8 in 1993 and $91.4 in 1992. The Company plans to invest at approximately the same level in 1995 and intends to finance this capital spending primarily through cash provided by operating activities.


Dividends

     The Company paid cash dividends to stockholders each quarter for a total of $0.40 per share in 1994, $0.36 per share in 1993, and $0.30 per share in 1992. In February 1995 the Board of Directors declared a first quarter dividend of $0.11 per share. This dividend is payable March 2, 1995 to stockholders of record on February 10, 1995. The Company intends to continue paying cash dividends of at least the current per share amount, subject to future business conditions, requirements of the operations and financial condition of the Company.


Inflation

     Inflation increases the costs of goods and services used by the Company. Competitive and regulatory conditions in many markets restrict the Company's capability to fully recover the higher costs of acquired goods and services through price increases. The Company continues to improve productivity and reduce costs to mitigate the effects of inflation.


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


Environmental Matters

     In 1983 the Company discovered organic chemicals in the groundwater near a waste storage pond at a Company facility in Porterville, California. SmithKline Beckman, the Company's former controlling stockholder, agreed to indemnify the Company with respect to this matter for any costs incurred by the Company in excess of applicable insurance, eliminating any impact on the Company's earnings or financial position. SmithKline Beecham p.l.c., the surviving entity of the 1989 merger between SmithKline and Beecham Group p.l.c., assumed the obligations of SmithKline Beckman in this respect.

     The Company is also involved in the investigation and remediation of soil and groundwater contamination for property it sold in 1984. In 1990 the Company entered into an agreement with the purchaser for settlement of a 1988 lawsuit and for sharing current and future costs of investigation, remediation and other claims. In 1991 a lawsuit was filed against the 1984 purchaser by a third party that had subsequently purchased a portion of the above property, alleging damages caused by the pollution of the property. Although the Company is not a named defendant in the action, the Company is obligated to contribute to any resolution of that action pursuant to its 1990 settlement agreement with the original purchaser. In 1993 the Company increased its existing reserves for soil and groundwater remediation and for resolution of the 1991 lawsuit by $12.5.

     During 1994 the County formally acknowledged completion of remediation of a major portion of the soil, although there remain some areas of soil contamination that may require further remediation. The Company also operated a groundwater treatment system throughout 1994. The Company believes it has established adequate reserves to complete the remediation of any remaining soil contamination, operation and maintenance of the groundwater treatment system and any necessary additional groundwater investigations.

     In September 1994, one of the tenants of the apartment houses built on the above-mentioned property filed a lawsuit against the original purchaser and a number of other defendants, not including the Company. The lawsuit alleges damages caused by the pollution of the property. Although the Company is not a named defendant at this time, the Company is obligated to contribute to any resolution of this lawsuit.

     Investigations on the property are continuing and there can be no assurance that further investigation will not reveal additional contamination or result in additional costs. The Company believes additional remediation costs for the contamination discovered by the current investigations and liability for the resolution of the 1991 and 1994 lawsuits, if any, beyond those already provided will not have a material adverse effect on the Company's operations or financial position (see Note 10 "COMMITMENTS AND CONTINGENCIES").


Litigation

     Local authorities in Palermo (Sicily), Italy are investigating the activities of officials at a local government hospital and laboratory. In addition to staff members in charge of the laboratory for the Palermo hospital, a number of representatives of the principal worldwide companies marketing diagnostic equipment in Italy were taken into temporary custody as part of the investigation. Included were three employees of the Company's Italian subsidiary (the "Subsidiary"). The investigation, which is still underway, also obtained documents from the Subsidiary and from other major diagnostic companies. The inquiry of the Subsidiary focuses on past leasing practices for placement of diagnostic equipment which were common industrywide practices throughout Italy, but now are alleged to be improper. Recently, new inquiries to the Subsidiary have been initiated by the prosecutor from the region of Florence. At the present time the Company does not expect this matter to have a material adverse effect on its operations or financial position (see Note 10 "COMMITMENTS AND CONTINGENCIES").

CONSOLIDATED BALANCE SHEETS

December 31                                        1994        1993
- ------------------------------                   -------     -------
Dollars in millions
Assets
Current assets
 Cash and equivalents                            $ 44.2       $ 24.2
 Short-term investments                             0.7         21.9
 Trade receivables                                265.9        252.1
 Inventories                                      150.7        163.9
 Deferred income taxes                             37.8         70.6
 Other current assets                              12.7         11.8
  Total current assets                            512.0        544.5
Property, plant and equipment, net                232.6        216.8
Deferred income taxes                              56.6         30.3
Other assets                                       27.9         28.4
                                                --------     --------
  Total assets                                   $829.1       $820.0
                                                ========     ========
Liabilities and Stockholders' Equity
Current liabilities
 Notes payable                                   $ 12.2       $ 31.7
 Accounts payable                                  44.4         42.7
 Accrued compensation                              43.4         33.2
 Other accrued expenses                           115.1        166.8
 Income taxes                                      53.7         48.9
                                                --------     --------
  Total current liabilities                       268.8        323.3
Long-term debt, less current maturities           117.3        113.7
Other liabilities                                 126.0        107.5
                                                --------     --------
  Total liabilities                               512.1        544.5

Commitments and contingencies

Stockholders' equity
 Preferred stock, $0.10 par value;
  authorized 10,000,000 shares;
  none issued                                         -            -
 Common stock, $0.10 par value;
  authorized 75,000,000 shares;
  shares issued 29,124,457 at 1994 and
  1993; shares outstanding 28,004,957
 at 1994 and 27,849,959 at 1993                     2.9          2.9
 Additional paid-in capital                       130.0        129.6
 Foreign currency translation adjustment            8.6         (1.1)
 Retained earnings                                203.4        172.4
 Treasury stock, at cost                          (27.9)       (28.3)
                                                --------     --------
  Total stockholders' equity                      317.0        275.5
                                                --------     --------
  Total liabilities
   and stockholders' equity                      $829.1       $820.0
                                                ========     ========

See accompanying notes to consolidated financial statements.


CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended December 31,                       1994     1993     1992
- ----------------------------------------      ------   ------   ------
Dollars in millions, except amounts per share
Sales                                         $888.6   $875.7   $908.8

Operating costs and expenses
 Cost of sales                                 416.3    418.3    440.9
 Marketing, administrative and general         281.9    278.5    294.8
 Research, development and engineering          91.5     93.3     85.9
 Restructuring charge                           11.3    114.7        -
                                              -------  -------  -------
                                               801.0    904.8    821.6
                                              -------  -------  -------
Operating income (loss)                         87.6    (29.1)    87.2

Nonoperating income (expense)
 Interest income                                 5.1      4.1      4.8
 Interest expense                              (13.2)   (12.7)   (13.0)
 Other, net                                     (4.6)   (16.2)    (8.3)
                                              -------  -------  -------
                                               (12.7)   (24.8)   (16.5)
                                              -------  -------  -------
Earnings (loss) before income taxes             74.9    (53.9)    70.7
Income tax provision (benefit)                  27.6    (20.3)    26.9
                                              -------  -------  -------
Net earnings (loss) before cumulative effect
 of changes in accounting principles            47.3    (33.6)    43.8

Cumulative effect of changes in
 accounting principles
 Accounting for income taxes                       -     26.2        -
 Accounting for postretirement benefits other
   than pension (net of tax benefit of $17.0)      -    (30.2)       -
 Accounting for postemployment benefits
   (net of tax benefit of $3.0)                 (5.1)       -        -
                                              -------  -------  -------
Net earnings (loss)                           $ 42.2   $(37.6)  $ 43.8
                                              =======  =======  =======
Average number of shares
 outstanding - (in thousands)                 28,079   27,827   28,658

Net earnings (loss) per share
 before cumulative effect of
 changes in accounting principles             $ 1.68   $(1.21)  $ 1.53

Cumulative effect of changes in
 accounting principles
 Accounting for income taxes                       -      0.95       -
 Accounting for postretirement benefits
  other than pensions                              -     (1.09)      -
 Accounting for postemployment benefits        (0.18)        -       -
                                              -------  -------- -------

Net earnings (loss) per share                 $ 1.50   $ (1.35) $ 1.53
                                              =======  ======== =======

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31,                            1994      1993    1992
- ---------------------------------------            ------    ------  ------
Dollars in millions

Cash Flows from Operating Activities
 Net earnings (loss)                               $ 42.2    $(37.6) $ 43.8
 Adjustments to reconcile net earnings (loss) to
  net cash provided by operating activities
    Depreciation and amortization                    70.1      63.5    64.7
    Net deferred income taxes                         6.9     (39.2)    5.5
 Changes in assets and liabilities
    Trade receivables                                (7.0)     (1.5)  (13.1)
    Inventories                                      15.8      (5.8)   (0.6)
    Accounts payable and accrued expenses             5.9     (13.1)   (3.1)
 Restructuring reserve                              (42.1)     66.8       -
    Accrued income taxes                              6.3       7.0     2.6
    Other                                            11.5      13.2    (9.6)
                                                  -------   -------  -------
     Net cash provided by operating activities      109.6      53.3    90.2
                                                  -------   -------  -------

Cash Flows from Investing Activities
 Additions to property, plant and equipment         (97.4)    (90.4)  (88.0)
 Net disposals of property,
  plant and equipment                                17.1      19.7    13.3
 Sale (Purchase) of short-term investments           21.2      (1.8)  (14.1)
 Other                                                  -         -    (0.7)
                                                  --------   -------  -------
     Net cash used by investing activities          (59.1)    (72.5)  (89.5)
                                                  --------   -------  -------

Cash Flows from Financing Activities
 Dividends to stockholders                          (11.2)    (10.1)   (8.5)
 Proceeds from issuance of stock                     15.0      13.5    19.5
 Purchases of treasury stock                        (14.6)    (28.3)  (27.8)
 Notes payable borrowings                             5.9      11.5    43.8
 Notes payable reductions                           (27.8)    (22.3)  (31.0)
 Long-term debt borrowings                            4.9      82.0     2.3
 Long-term debt reductions                           (1.9)    (27.3)   (1.6)
 Other                                               (1.1)     (0.9)    0.6
                                                  --------   -------  -------
     Net cash provided (used) by
      financing activities                          (30.8)     18.1    (2.7)
                                                  --------   -------  -------
Effect of exchange rates on cash and equivalents      0.3      (0.6)      -
                                                  --------   -------  -------
Increase (decrease) in cash and equivalents          20.0      (1.7)   (2.0)

Cash and equivalents-beginning of year               24.2      25.9    27.9
                                                  --------   -------  -------
Cash and equivalents-end of year                   $ 44.2    $ 24.2  $ 25.9
                                                  ========   =======  =======
Supplemental Disclosures of Cash Flow Information
 Cash paid during the year for
  Interest                                         $ 14.5    $ 12.4  $ 21.8
  Income taxes                                     $ 11.8    $ 14.5  $ 24.4

Noncash investing and financing activities
 Capital lease obligations of $1.3 for 1994, $2.4 for 1993, and $3.4 for 1992 were incurred when the Company entered into leases for new equipment.

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

     Gains and losses resulting from foreign currency transactions and translation adjustments relating to foreign entities deemed to be operating in U.S. dollar functional currency or in highly inflationary economies are included in the statement of operations in the caption other, net. The Company experienced net foreign currency expenses of $4.5 in 1994, $2.1 in 1993, and $8.1 in 1992.


Derivatives

     Gains and losses on hedges of existing assets or liabilities are included in the carrying amounts of those assets or liabilities and are ultimately recognized in income as part of those carrying amounts. Gains and losses related to qualifying hedges of firm commitments or anticipated transactions also are deferred and are recognized in income in "other, net" or as adjustments of carrying amounts when the hedged transaction occurs. Interest expense is adjusted for the net amount receivable or payable under interest rate swap agreements.


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


Inventories

     Inventories are valued at the lower of cost or market (net realizable value). Cost is determined by the first-in, first-out method.


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


Earnings Per Share

     Earnings (loss) per share is calculated using the weighted average number of common shares outstanding during the period. The effect of common stock equivalents were not included as they did not have a significant dilutive effect. Common stock equivalents are primarily comprised of stock options. Primary earnings per share approximates fully diluted earnings per share for each period presented.


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


Income Taxes

     In the first quarter of 1993, the Company adopted Statement of Financial Accounting Standards No. 109 ("SFAS 109"), "Accounting for Income Taxes." SFAS 109 requires a change from the deferred method of accounting for income taxes of Accounting Principle Board Opinion 11 ("APB Opinion 11") to the asset and liability method of accounting for income taxes. Under the asset and liability method of SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Accordingly, the Company recognized deferred tax assets reflecting the benefit expected to be realized from net deductible temporary differences. The recognition resulted in the Company recording income and a deferred tax asset equal to the cumulative effect of the accounting change of $26.2 (net of a valuation allowance of $10.1) in the first quarter of 1993.

     For the period ended December 31, 1992, income taxes were based upon pretax financial statement income with an appropriate tax provision in accordance with APB Opinion 11 to provide for current taxes payable and for the tax effect of timing differences between pretax financial statement income and taxable income per the tax return.


2.  REDIRECTED BUSINESS STRATEGY AND REORGANIZATION

     In the fourth quarter of 1993, the Company announced a redirected business strategy and a new organization. The Company is concentrating on clinical diagnostics and centrifugation while shifting its investment to the biotechnology-based portion of the life sciences business, including molecular biology and related sciences. The redirected strategy positions the Company to capitalize on the technical and market continuum that exists between the life sciences and clinical fields by enabling the Company to serve a growing research market today that will spawn clinical opportunities in the future. To implement this strategy the Company's operating groups, the Bioanalytical Systems Group and Diagnostic Systems Group, were reorganized into a single unit.

     In support of the redirected business strategy and adjustment to unfavorable market conditions, including the European recession, the worldwide drive to contain health care costs and generally weak economic conditions, the Company announced a restructuring plan. The restructure resulted in a net reduction of over 1,000 positions worldwide, primarily in 1994. The plan included a voluntary separation program for U.S.
based long-term employees, including an enhanced early retirement program, consolidation of European finance and administrative functions and consolidation of U.S. based manufacturing, finance and administrative functions. To accomplish these changes, a pretax restructuring charge of $114.7 was recorded in the fourth quarter of 1993. The Company incurred an additional restructuring charge of approximately $11.3 in 1994 and anticipates a further charge of approximately $10.0 in 1995. The 1994 and 1995 restructuring charges consist primarily of costs for facility moves and transition which were anticipated and directly associated with the 1993 restructuring plan but could not be recognized under generally accepted accounting principles. The restructuring charge in 1993 consisted primarily of employee related severance, pension and postretirement costs as well as costs associated with the reduction of facilities. Asset disposal costs were approximately $4.1 of the 1993 charge.

     At December 31, 1994 and 1993, the Company's remaining obligations relating to the 1993 restructuring charge were $69.1 and $111.2, respectively. Of the remaining obligations at December 31, 1994 and 1993, $26.1 and $68.2, respectively, are included in other accrued expenses, with the remaining balance associated with pension and postretirement costs included in other liabilities (see Note 7 "Pension and Retirement Benefits").


3. DISTRIBUTION OF COMPANY STOCK OWNED BY SMITHKLINE

     In 1989 SmithKline Beckman ("SmithKline") entered into an agreement to reorganize and combine certain of its businesses with Beecham Group p.l.c. This agreement was approved by the stockholders of both companies creating the new company of SmithKline Beecham p.l.c. As a result of this agreement, all shares of Beckman Common Stock owned by SmithKline were distributed to the holders of SmithKline stock, effective July 1989. In conjunction with the distribution of Beckman Common Stock, the Company entered into a tax agreement ("Tax Agreement") and a distribution agreement with SmithKline. Certain provisions of such agreements are still in effect at December 31, 1994.



4. COMPOSITION OF CERTAIN FINANCIAL STATEMENT CAPTIONS

                                                      1994     1993
                                                     -------  -------
Trade receivables
  Trade receivables                                  $273.5   $261.2
  Current portion of lease receivables                  2.8      2.8
  Less allowance for doubtful receivables             (10.4)   (11.9)
                                                     -------  -------
                                                     $265.9   $252.1
                                                     =======  =======

Inventories
  Finished products                                  $104.1   $110.2
  Raw materials, parts and assemblies                  41.3     42.0
  Work in process                                       5.3     11.7
                                                     -------  -------
                                                     $150.7   $163.9
                                                     =======  =======
Property, plant and equipment, net
  Land                                               $ 10.3   $ 10.3
  Buildings                                           135.9    133.1
  Machinery and equipment                             215.4    214.3
  Instruments subject to lease(a)                     217.7    166.4
                                                     -------  -------
                                                      579.3    524.1
                                                     =======  =======

Less accumulated depreciation
  Building, machinery and equipment                  (225.9)  (214.8)
  Instruments subject to lease(a)                    (120.8)   (92.5)
                                                     -------  -------
                                                     $232.6   $216.8
                                                     =======  =======
Other accrued expenses
  Restructure reserve                                $ 26.1   $ 68.2
  Unrealized service income                            36.1     35.4
  Insurance                                            26.0     25.1
  Accrued warranty and installation costs               5.9      5.9
  Other                                                21.0     32.2
                                                     -------  -------
                                                     $115.1   $166.8
                                                     =======  =======

(a) Includes instruments leased to customers under three-to five-year cancelable operating leases.


5. DEBT

     Notes payable consist primarily of bank borrowings by the Company's subsidiaries outside the U.S. under local line of credit facilities and the current portion of long-term debt. The bank borrowings are short-term borrowings at rates which approximate the current market rates; therefore, the carrying value of the notes approximates the market value. At December 31, 1994 approximately $126.6 of unused short term lines of credit were available to the Company's subsidiaries outside the U.S. at various interest rates. Within the U.S., the Company had available $18.9 in committed unused short-term lines of credit at market rates. Compensating balances and commitment fees on these lines of credit are not material and there are no withdrawal restrictions.

     The Company's 1993 $100.0 revolving credit agreement was replaced in 1994 with an increased line of $150.0 (the "Credit Agreement") expiring on September 30, 1999. Borrowings under the Credit Agreement bear interest at current market rates and are subject to a number of conditions, including the absence of a significant change in control of the Company. In addition, the Credit Agreement requires the Company to maintain minimum consolidated tangible net worth and specified ratios of debt to total capital and operating income to interest charges. The Credit Agreement also limits the Company's capability to mortgage its assets, to merge or consolidate or to sell certain assets. Defaults under the Credit Agreement include nonpayment, breach of covenants, bankruptcy and certain cross defaults to other Company debt. Aggregate dividend payments are limited to the sum of $45.0 and 30% of consolidated cumulative net earnings of the Company from June 30, 1992. As of December 31, 1994, there were no borrowings against the credit line and the Company is in compliance with the covenants of the Credit Agreement.

     Long-term debt consisted of the following at December 31:

                                   Average Rate
                                   of Interest      1994     1993
                                   ------------    ------   ------
Senior notes,
maturing 2000,
unsecured                              7.4%        $ 50.0   $ 50.0
Commercial paper                       6.1%          46.6     48.4
Other long-term debt                   5.7%          22.5     17.6
                                                   ------   ------
                                                    119.1    116.0
Less current maturities                               1.8      2.3
                                                   ------   ------
Long-term debt, less current maturities            $117.3   $113.7
                                                   ======   ======

     The $50.0 senior notes mature in the year 2000 and are comprised of Series A $20.0 and Series B $30.0. Series A notes bear interest at 7.3%, and Series B notes bear interest at 7.4% annually. Interest is payable semiannually on both Series A and Series B notes. The terms and conditions of the senior notes are similar to those of the Credit Agreement. The market value of the senior notes has been determined by quotes from a financial institution. At December 31, 1994 the market value of the senior notes is approximately $2.4 lower than the face value.

     The commercial paper program is backed by the Company's Credit Agreement. The commercial paper is issued at current market rates; therefore, the carrying value approximates the market value.

     Other long-term debt at December 31, 1994 and 1993 consists principally of $17.2 and $11.1 of yen denominated senior notes. Of the 1994 balance, $12.1 matures in 1998 and $5.1 matures in 1999.
Capitalized leases of $5.3 in 1994 and $6.5 in 1993 are also included in other long-term debt.

     The aggregate maturities of long-term debt for the five years subsequent to December 31, 1994 are $1.8 in 1995, $0.9 in 1996, $0.5 in 1997, $12.3 in 1998, $51.9 in 1999 and $51.7 in 2000 and beyond.

6. INCOME TAXES

     As discussed in Note 1, the Company adopted SFAS 109 in the first quarter of 1993. The income tax provision for 1992 was prepared in accordance with APB Opinion 11.

     The components of earnings (loss) before income taxes were:

                            1994     1993     1992
                          -------  -------  -------
U.S.                       $30.5   $(66.0)   $ 8.4
Non-U.S.                    44.4     12.1     62.3
                          -------  -------  -------
Total                      $74.9   $(53.9)  $ 70.7
                          =======  =======  =======


     The provision (benefit) for income taxes consisted of the following:

                            1994     1993     1992
                          -------  -------  -------
Current
  U.S. federal             $ 6.1    $ 4.8   $  8.5
  Non-U.S.                   9.5      9.3     16.3
  U.S. state and
   Puerto Rico               3.0      2.7      2.2
                          -------  -------  -------
Total current               18.6     16.8     27.0
                          -------  -------  -------
Deferred
  U.S. federal               7.8    (20.2)       -
  Non-U.S.                   1.2    (16.9)    (0.1)
                          -------  -------  -------
     Total deferred, net     9.0    (37.1)    (0.1)
                          -------  -------  -------
Total                      $27.6   $(20.3)  $ 26.9
                          =======  =======  =======


     The reconciliations of the U.S. federal statutory tax rate to the consolidated effective tax rate is as follows:

                            1994     1993     1992
                          -------   -------  ------
Statutory tax rate          35.0%   (35.0)%   34.0%
 State taxes, net of
    U.S. tax benefit         0.5      1.1      1.7
 Ireland and
    Puerto Rico income      (8.0)   (14.9)   (10.5)
 Non-U.S. taxes              9.3      6.0     15.1
 Tax credit utilization     (6.9)       -     (6.6)
 Losses producing
    limited tax benefits       -        -      2.3
 Foreign income taxed
    in the U.S.              5.3      5.3        -
 Other                       1.6     (0.2)     2.0
                          -------   -------  ------
Effective tax rate          36.8%   (37.7)%   38.0%
                          =======   =======  ======

     Certain income of subsidiaries operating in Puerto Rico and Ireland is taxed at substantially lower income tax rates than the U.S. federal statutory tax rate. The lower rates reduced expected income taxes by approximately $6.0 in 1994, reduced the net loss in 1993 by approximately $8.1 and increased net earnings by approximately $7.4 in 1992. Since April 1990, earnings from manufacturing operations in Ireland are subject to a 10% tax. The lower Puerto Rico income tax rate expires in July 2003.

     The components of the provision for deferred income taxes are:

                            1994     1993     1992
                          -------   ------   ------
Restructuring costs        $14.5   $(43.5)   $   -
International
  transactions              (2.2)     5.9        -
Accelerated depreciation    (0.5)    (0.7)    (2.0)
Accrued expenses             2.4     (5.0)    (4.5)
Pension costs               (5.3)     5.0      6.1
Postretirement
   medical costs            (1.1)    (0.9)       -
Other                        1.2      2.1      0.3
                          -------   ------   ------
                           $ 9.0   $(37.1)   $(0.1)
                          =======   ======   ======

     Based upon the Company's historical pretax earnings, adjusted for significant items such as non-recurring charges, management believes it is more likely than not that the Company will realize the benefit of the existing deferred tax asset at December 31, 1994. Management believes the existing net deductible temporary differences will reverse during periods in which the Company generates net taxable income. Certain tax planning or other strategies will be implemented, if necessary, to supplement income from operations to fully realize recorded tax benefits.

     The tax effect of temporary differences which give rise to significant portions of deferred tax assets and liabilities at December 31 consist of the following:


Deferred Tax Assets               1994     1993
- --------------------            -------  -------
  Receivables                   $  1.2   $  1.6
  Inventories                      2.6      5.0
  Capitalized expenses             1.9      2.7
  Intercompany transactions        5.2      7.7
  Pension expense                  8.1      8.8
  Accrued expenses                23.8     18.1
  Restructuring costs             16.5     31.0
  Environmental costs              5.0      5.9
  Postretirement benefits         24.1     23.0
  Other                           22.6      9.3
                                -------  -------
                                 111.0    113.1

  Less: Valuation allowance      (14.4)   (11.5)
                                -------  -------
Total deferred tax assets         96.6    101.6

Deferred tax liabilities
    Depreciation                   2.2      0.7
                                -------  -------
Net deferred tax assets         $ 94.4   $100.9
                                =======  =======

     Included as a component of the 1994 deferred tax asset is the $3.0 tax benefit, net of a $0.5 valuation allowance, related to the adoption of Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits."


     At December 31, 1994 and 1993 the Company recorded a valuation allowance of $14.4 and $11.5 for certain deductible temporary differences for which it is more likely than not that the Company will not receive future benefits.

     Non-U.S. withholding taxes and U.S. taxes have not been provided on approximately $203.7 of unremitted earnings of certain non-U.S.
subsidiaries because such earnings are or will be reinvested in operations or will be offset by appropriate credits for foreign income taxes paid.

     SmithKline and its consolidated subsidiaries (including the Company) have settled all issues with the U.S. Internal Revenue Service through 1986. All U.S. federal income tax liability issues between the Company and SmithKline have been resolved through 1986 in accordance with the Tax Agreement. Such resolution did not have a material effect on the Company's consolidated financial position or operating results. The Company believes that its ultimate U.S. federal income tax liability to SmithKline, if any, for all applicable post 1986 tax years will not have a material effect on its consolidated financial position or operations.

7.  PENSION AND RETIREMENT BENEFITS

     The Company has defined benefit pension plans covering substantially all of its employees. Consolidated pension expense was $17.8 in 1994, $53.0 in 1993, including amounts associated with the restructuring, and $16.3 in 1992.

     U.S. pension benefits are based on years of service and compensation during the five highest consecutive earnings years. Components of U.S. pension expense were:

                            1994     1993     1992
                          -------  -------  -------
Service cost              $ 10.2   $ 11.5   $  9.7
Interest cost               24.4     20.4     18.4
Actual return on
  plan assets              (23.0)   (23.5)   (16.7)
Net amortization
  and deferral               2.2      3.1      0.4
                          -------  -------  -------
                          $ 13.8   $ 11.5   $ 11.8
                          =======  =======  =======


     As part of the Company's reorganization in 1993, (see Note 2 "Redirected Business Strategy and Reorganization"), the Company implemented a voluntary separation program for U.S. based long-term employees. Eligible voluntary separation program participants also received a substantial enhancement to their pension benefit. Eligible participants' pension benefit was calculated by adding five years to their age and five years to their service period. This enhanced pension benefit resulted in the Company recording in 1993 a $35.9 pension expense associated with the restructuring.

     The Company's funding policy is to provide currently for accumulated benefits, subject to federal regulations. Plan assets consist principally of U.S. government fixed income securities and corporate stocks and bonds. Funded status of the Company's pension liabilities and assets and amounts recognized in the Company's financial statements with respect to the U.S. plans were:

                                          1994      1993
                                         -------   -------
Vested benefit obligation                $246.7    $269.7
                                         -------   -------
Accumulated benefit obligation           $248.2    $278.3
Projected compensation increases           27.9      59.2
                                         -------   -------
Projected benefit obligation              276.1     337.5
Plan assets at fair market value         (225.1)   (248.5)
                                         -------   -------
Projected benefit obligation
  in excess of plan assets                 51.0      89.0
Unrecognized transition obligation         (2.9)     (3.4)
Unrecognized net loss                      (8.7)    (59.0)
Unrecognized prior service cost            (9.2)    (10.1)
Adjustment required to recognize
  minimum liability                           -      13.5
                                         -------   -------
Accrued pension cost
  in other liabilities                   $ 30.2    $ 30.0
                                         =======   =======

     The expected long-term rate of return on U.S. plan assets was 9.75% in 1994 and 1993. The discount rate used in determining obligations was 9% in 1994 and 7.25% in 1993, and the assumed average rate of increase in future compensation levels was 4.25% in 1994 and 1993.

     Certain subsidiaries outside the U.S. have separate pension plan arrangements which include both funded and unfunded plans. Unfunded foreign pension obligations are recorded as a liability on the Company's consolidated balance sheets. Plan assets and accrued liabilities for those plans exceed vested benefits. Pension expense for plans outside of the U.S. were $4.0 in 1994, $4.5 in 1993 and $3.9 in 1992.

     The Company has a voluntary defined contribution savings plan for its U.S. employees. Eligible employees may contribute a portion of their compensation to this plan. Company contributions, which are based on a percentage of employee contributions, were $3.8 in 1994, $4.2 in 1993 and $3.9 in 1992. Employees generally become fully vested with respect to Company contributions after three years of service with the Company.

     In addition to pension benefits, the Company and its subsidiaries presently provide certain health care and life insurance benefits for retired U.S. employees and their dependents. Eligibility for the plan and participant cost sharing is dependent upon the participant's age at retirement, years of service and retirement date. In January 1993, the Company adopted Statement of Financial Accounting Standards No. 106 ("SFAS 106"), "Employers' Accounting for Postretirement Benefits Other Than Pensions." This statement required the Company to accrue, as current costs, the postretirement benefits during the period the employees provide their service. SFAS 106 also required the Company to recognize a transition obligation for prior years' service cost. Accordingly, the Company recorded a transition obligation for past service of $47.2 million and a net expense of $30.2 (net of tax benefits of $17.0) as the cumulative effect of the accounting change in 1993.

     Annual pretax postretirement benefits expense for 1993 increased $2.6 due to the implementation of SFAS 106.

     The net periodic cost for postretirement health care and life insurance benefits includes the following:

                                          1994      1993
                                          ----      ----
  Service cost                            $2.0      $1.4
  Interest cost                            4.9       3.9
                                          ----      ----
                                          $6.9      $5.3
                                          ====      ====

     The voluntary separation program resulted in a curtailment loss to the postretirement benefits plan of $7.2 which was recognized in 1993 as a component of the 1993 restructuring cost of $114.7 (see Note 2
"Redirected Business Strategy and Reorganization").

     The following table sets forth the plan's funded status and amounts recognized in the Company's consolidated balance sheet in "other liabilities" at December 31:

Accumulated postretirement benefit
 obligations

                                            1994      1993
                                           ------    ------
   Retirees                                $29.2     $44.0
   Fully eligible active
    plan participants                        1.6       1.9
   Other active plan participants           12.0      21.7
                                           ------    ------
Total obligation                            42.8      67.6
Plan assets                                    -         -
Accumulated postretirement benefit
  obligation in excess of plan assets       42.8      67.6
Unrecognized net gain (loss)                17.2     (10.7)
                                           ------    ------
Accrued postretirement benefit liability   $60.0     $56.9
                                           ======    ======

     In 1994,the costs of the retiree health and life insurance benefits were calculated using a health care cost trend rate which assumed an 8% increase in health care costs in 1995 with the rate decreasing to a 5.5% increase by the year 2004. In 1993, a health care cost trend rate was used which assumed a 12% increase in 1994 with the rate decreasing to a 6% increase by 2007. An assumed 1% increase in the health care cost trend rate for each year would have resulted in an increase in the net periodic cost to $8.1 in 1994 and $6.1 in 1993 and an accumulated postretirement benefit obligation of $47.6 in 1994 and $76.8 in 1993. The accumulated postretirement benefit obligation was calculated using a discount rate of 9% in 1994 and 7.25% in 1993.

     For the year ended December 31, 1992, the cost of retiree health care insurance benefits was recognized as expense as expenditures were incurred amounting to $2.5. Employees outside the U.S. generally receive similar benefits from government-sponsored plans.



8. BENEFIT AND STOCK OPTION PLANS

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

     The Company has also adopted the Incentive Compensation Plan of 1990. This 1990 plan reserves shares of the Company's common stock for grants of options and restricted stock. Granted options expire ten years from the date of grant. Subsequent to stockholder approval in 1992, amendments were adopted to extend the expiration of the plan to 2001 and to increase each year, commencing January 1, 1993, the number of shares available under the plan by 1.5% of the number of common shares issued and outstanding as of the prior December 31. As of January 1, 1995, 616,196 shares remain available for grant under this plan.

     The following is a summary of transactions of the Incentive
Compensation Plans of 1988 and 1990:

                            Number of        Price Per
                              Shares           Share          Amount
                            ----------    ----------------    -------

Options outstanding
  at December 31, 1991      1,703,022     $13.88 - $19.00      $31.0
Granted                       486,100      18.75 -  20.00        9.7
Exercised                     (70,594)     16.50 -  19.00       (1.2)
Cancelled                     (49,261)     16.50 -  20.00       (0.9)
                            ----------    ----------------    -------
Options outstanding
  at December 31, 1992      2,069,267      13.88 -  20.00       38.6
Granted                       438,000               22.50        9.9
Exercised                    (163,825)     13.88 -  20.00       (3.0)
Cancelled                     (17,395)     18.38 -  22.50       (0.4)
                            ----------    ----------------    -------
Options outstanding
  at December 31, 1993      2,326,047      13.88 -  22.50       45.1
Granted                       773,200      26.38 -  28.88       20.4
Exercised                    (353,534)     16.50 -  22.00       (6.6)
Cancelled                     (57,414)     18.88 -  28.00       (2.1)
                            ----------    ----------------    -------
Options outstanding
  at December 31, 1994 (a)  2,688,299     $13.88 - $28.88      $56.8
                            ==========    ===============     =======

(a) At December 31, 1994 1,670,934 shares were exercisable under these plans.



Stock Purchase Plan

     The Company's stock purchase plan allows all U.S. employees and employees of certain subsidiaries outside of the U.S. to purchase the Company's common stock at favorable prices and upon favorable terms. Subsequent to stockholder approval in 1992, amendments were adopted to extend the expiration of the plan to December 31, 2001, and in each calendar year commencing in 1992, to reserve additional shares of common stock for use in the plan based upon the number of common shares issued and outstanding as of the annual stockholders' meeting. Employees purchased 216,265 shares in 1994. At December 31, 1994, 582,143 shares remain available for use in the plan.


Treasury Stock

     The Board of Directors approved a stock repurchase program whereby the Company was authorized to purchase on the open market 3,000,000 shares of the Company's common stock through December 1993 of which 2,969,000 were purchased. In addition, the Company may purchase 1,000,000 shares per year through 1995. In total 5,000,000 shares have been authorized for purchase. The shares have been, and will continue to be, reissued to satisfy the Company's obligations under existing employee benefit plans. Through December 1994, the Company had purchased 3,469,223 shares of its common stock for $78.0. At December 31, 1994, 1,119,500 shares remain in treasury of which 1,033,848 are held by the Benefit Equity Fund.

     In February 1993, the Company created the Benefit Equity Fund (BEF), a trust for prefunding future stock-related obligations of employee benefit plans. The BEF does not change these plans or the amounts of stock expected to be issued for these plans. The BEF will be funded by existing shares in treasury as well as from additional shares the Company will purchase on the open market over time. While shares in the BEF are not considered outstanding for the calculation of earnings per share, the shares within the BEF are voted by the participants of the Stock Purchase Plan.


Postemployment Benefits

     Effective January 1, 1994 the Company adopted Statement of Financial Accounting Standards No. 112 ("SFAS 112"), "Employers' Accounting for Postemployment Benefits". This statement required the Company to recognize an obligation for postemployment benefits provided to former or inactive employees, their beneficiaries and covered dependents after employment but before retirement. Accordingly, the Company recognized a transition obligation of $8.1 million and a net expense of $5.1 million (net of tax benefit of $3.0) as the cumulative effect of the accounting change. Postemployment benefit expense, subsequent to adopting SFAS 112, was approximately $0.7 in 1994.

9.  STOCKHOLDERS' EQUITY

Changes in stockholders' equity were as follows:

                                                     Foreign
                                         Additional  Currency
                                Common    Paid-in   Translation  Retained  Treasury
                                 Stock    Capital   Adjustment   Earnings    Stock
                                ---------------------------------------------------
Balances, December 31, 1991      $2.9      $128.9      $ 30.6      $184.8   $ (4.2)
Net earnings                                                         43.8
Foreign currency translation
  adjustments                                           (13.2)
Dividend to stockholders                                             (8.5)
Purchase of treasury stock                                                   (27.8)
Vesting of restricted stock                   0.4
Employee stock purchase	                      1.2                             18.5
                                ---------------------------------------------------
Balances, December 31, 1992       2.9       130.5        17.4       220.1    (13.5)
Net loss                                                            (37.6)
Foreign currency translation
  adjustments                                           (18.5)
Dividend to stockholders                                            (10.1)
Purchase of treasury stock                                                   (28.3)
Vesting of restricted stock                   0.2
Employee stock purchase                      (1.1)                            13.5
                                ---------------------------------------------------
Balances, December 31, 1993       2.9       129.6        (1.1)      172.4    (28.3)
Net earnings                                                         42.2
Foreign currency translation
  adjustments                                             9.7
Dividend to stockholders                                            (11.2)
Purchase of treasury stock                                                   (14.6)
Vesting of restricted stock                   0.1
Employee stock purchase                       0.3                             15.0
                                ---------------------------------------------------
Balances, December 31, 1994      $2.9      $130.0      $  8.6      $203.4   $(27.9)
                                ===================================================


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

     In 1983, the Company discovered organic chemicals in the groundwater near a waste storage pond at a Company facility in Porterville, California. SmithKline, the Company's former controlling stockholder, agreed to indemnify the Company with respect to this matter for any costs incurred by the Company in excess of applicable insurance, eliminating any impact on the Company's earnings or financial position. SmithKline Beecham p.l.c., the surviving entity of the merger between SmithKline Beckman and Beecham Group p.l.c., assumed the obligations of SmithKline Beckman in this respect.

     The Company is also involved in the investigation and remediation of soil and groundwater contamination for property it sold in 1984. In 1990, the Company entered into an agreement with the purchaser for settlement of a 1988 lawsuit and for sharing current and future costs of investigation, remediation and other claims. In 1991, a lawsuit was filed against the 1984 purchaser by a third party that had subsequently purchased a portion of the above property, alleging damages caused by the pollution of the property. Although the Company is not a named defendant in the action, the Company is obligated to contribute to any resolution of that action pursuant to its 1990 settlement agreement with the original purchaser. In 1993, the Company increased its existing reserves for soil and groundwater remediation and for resolution of the 1991 lawsuit by $12.5.

     During 1994, the County formally acknowledged completion of remediation of a major portion of the soil, although there remain some areas of soil contamination that may require further remediation. The Company also operated a groundwater treatment system throughout 1994.
The Company believes it has established adequate reserves to complete the remediation of any remaining soil contamination, operation and maintenance of the groundwater treatment system and any necessary additional groundwater investigations.

     In September 1994, one of the tenants of the apartment houses built on the above-mentioned property filed a lawsuit against the original purchaser and a number of other defendants, not including the Company. The lawsuit alleges damages caused by the pollution of the property. Although the Company is not a named defendant at this time, the Company is obligated to contribute to any resolution of this lawsuit.

     Investigations on the property are continuing and there can be no assurance that further investigations will not reveal additional contamination or result in additional costs. The Company believes additional remediation costs for the contamination discovered by the current investigations and liability for the resolution of the 1991 and 1994 lawsuits, if any, beyond those already provided will not have a material adverse effect on the Company's operations or financial position.


Litigation

     Local authorities in Palermo (Sicily), Italy are investigating the activities of officials at a local government hospital and laboratory.
In addition to staff members in charge of the laboratory for the Palermo hospital, a number of representatives of the principal worldwide companies marketing diagnostic equipment in Italy were taken into temporary custody as part of the investigation. Included were three employees of the Company's Italian subsidiary (the "Subsidiary"). The investigation, which is still underway, also obtained documents from the Subsidiary and from other major diagnostic companies. The inquiry of the Subsidiary focuses on past leasing practices for placement of diagnostic equipment which were common industrywide practices throughout Italy, but now are alleged to be improper. Recently, new inquiries to the Subsidiary have been initiated by the prosecutor from the region of Florence. At the present time the Company does not expect this matter to have a material adverse effect on its operations or financial position.

     In addition, the Company and its subsidiaries are involved in a number of lawsuits which the Company considers normal in view of its size and the nature of its business. The Company does not believe that any liability resulting from such lawsuits will have a material adverse effect on the results of operations or financial position of the Company.


Lease Commitments

     The Company leases certain facilities, equipment and automobiles. Certain of the leases provide for payment of taxes, insurance and other charges by the lessee. Rent expense was $27.3 in 1994, $34.5 in 1993 and $28.5 in 1992.

     Minimum annual rentals payable under noncancelable operating leases with a remaining term of more than one year at December 31, 1994, aggregate $23.9 and for each of the next five years are $8.2 in 1995, $6.0 in 1996, $3.6 in 1997, $2.1 in 1998, $1.2 in 1999 and $2.8 in 2000
and beyond.


Other

     During 1993 the Company received proceeds of $40.0 from factoring trade receivables. The Company is contingently liable for the possible uncollected portion of the factored receivables, if any, which was $1.1 at December 31, 1993. No factored receivables were outstanding at December 31, 1994.


11.  DERIVATIVES

     The Company manufactures its products principally in the United States but generates more than half of its revenues from sales made outside the U.S. by its international subsidiaries utilizing the subsidiary's local currency, exposing the Company to the risk of foreign currency fluctuations. Also, as the Company is a net borrower, it is exposed to the risk of fluctuating interest rates. The Company utilizes derivative instruments in an effort to mitigate these risks. The Company does not hold or issue financial instruments for trading purposes.

     Various foreign currency contracts are used to hedge firm commitments denominated in foreign currencies and to mitigate the impact of changes in foreign currency exchange rates on the Company's operations. At December 31, 1994, the Company had foreign currency swaps totaling $81.1 and purchased foreign currency options of $46.1 expiring at various dates through May 1995. At December 31, 1993, the Company had foreign currency swaps totaling $51.5, written foreign currency options of $4.4, purchased foreign currency options of $7.4 expiring at various dates through March 1994 and commitments to sell forward various currencies totaling $4.8 through March 1994. The market value of foreign currency contracts at December 31, 1994 and 1993 was an unrealized loss of $0.3 and $0.1, respectively.

     The Company uses complex options, consisting of purchased options and call spreads, to hedge anticipated transactions with its international subsidiaries. Anticipated transactions are estimated based upon historical, budgeted and forecasted operations at the Company's international subsidiaries. The Company did not have complex options outstanding at December 31, 1994. At December 31, 1993, the Company had $96.0 of complex options outstanding with a market value that would have resulted in an unrealized gain of $0.9.

     The Company enters into interest rate swap contracts to reduce the impact of changes in interest rates on its net borrowings. Depending on the terms of the Company's debt, in some interest rate swap contracts, the Company pays a floating rate and receives a fixed rate from the counterparties, while in other contracts the Company pays a fixed rate and receives a floating rate. The Company had no interest rate swap contracts outstanding at December 31, 1994, but had outstanding contracts with commercial banks having a total notional principal amount of $35.0 at December 31, 1993. The value the Company would have had to pay to terminate the swap agreements at December 31, 1993 was $1.3.

     Market values of foreign currency contracts and complex options are determined by solicitation of dealer quotes. Market values of interest rate swap contracts are determined by quotes from financial institutions who are counterparties to the interest rate swaps.

     The Company is exposed to credit risk in the event of non-performance of the counterparties to its foreign currency contacts, complex options and interest rate swap agreements, which the Company believes is remote. Nevertheless, the Company monitors its counterparty credit risk and utilizes netting agreements and internal policies to mitigate its risk.

12.  BUSINESS SEGMENT INFORMATION

Industry Segment

     The Company is engaged primarily in the design, manufacture and sale of laboratory instrument systems and related products.

                                  1994      1993      1992
                                --------  --------  --------
Geographic areas
Sales
  United States-domestic        $ 588.2   $ 581.2   $ 586.8
  United States-export             24.2      24.1      20.2
  Europe                          292.9     303.6     357.8
  Asia and other areas            153.8     144.7     134.7
  Transfers between areas        (170.5)   (177.9)   (190.7)
                                --------  --------  --------
  Total sales                   $ 888.6   $ 875.7   $ 908.8
                                ========  ========  ========
Operating income (loss)
  United States before
   research, development
   and engineering              $ 147.7   $  68.8   $ 121.8
  Research, development
   and engineering(a)             (91.5)    (93.3)    (85.9)
                                --------  --------  --------
  United States                    56.2     (24.5)     35.9
  Europe                           22.5      (9.2)     41.9
  Asia and other areas              8.9       4.6       9.4
                                --------  --------  --------
  Total operating income (loss) $  87.6   $ (29.1)  $  87.2
                                ========  ========  ========
Identifiable assets
  United States                 $ 381.8   $ 370.5   $ 372.3
  Europe                          213.0     205.6     246.6
  Asia and other areas             88.8      92.2      61.6
  Corporate                       145.5     151.7      57.9
                                --------  --------  --------
  Total assets                  $ 829.1   $ 820.0   $ 738.4
                                ========  ========  ========

(a) The Company's principal research, development and engineering efforts are performed in the United States.


     Identifiable assets are those assets used by the operations in each geographic location. Corporate assets consist primarily of cash and equivalents, short-term investments, deferred tax assets, lease receivables and fixed assets of a corporate nature. Asia and other areas include primarily operations in Japan, Canada and Latin America. Inter-area sales are made at terms that allow for a reasonable profit to the seller. At December 31, 1994 trade receivables by geographic area were United States $84.1, Europe $131.2 (including certain countries where normal trade terms are substantially longer than U.S. terms) and Asia and other areas $50.6. At December 31, 1993 trade receivables by geographic area were United States $71.5, Europe $128.4 and Asia and other areas $52.2.



13.  SUPPLEMENTARY INFORMATION

Allowance for doubtful accounts

                                      Additions
                       Balance at     Charged to                Balance
                       Beginning      Cost and                  at End
                       of Period      Expenses     Deductions   of Period
                       ----------     ----------   ----------   ---------
December 31, 1994        $11.9        $0.7  (a)     $ 2.6   (b)  $10.4
                                       0.1  (c)      (0.3)  (d)
                       ==========     ==========   ==========   ==========

December 31, 1993        $12.1        $2.4  (a)     $ 2.0   (b)  $11.9
                                                      0.6   (d)
                       ==========     ==========   ==========   ==========

December 31, 1992        $12.1        $1.6  (a)     $ 1.5   (b)  $12.1
                                       0.4  (c)       0.5   (d)
                       ==========     ==========   ==========   ==========

(a)  Provision charged to earnings.
(b)  Accounts written off.
(c)  Collection of accounts previously written off.
(d)  Adjustments from translating at current exchange rates.


REPORT BY MANAGEMENT

     The consolidated financial statements and related information for the years ended December 31, 1994, 1993 and 1992 were prepared by management in accordance with generally accepted accounting principles. Financial data included in other sections of this Annual Report are consistent with that in the consolidated financial statements.

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

     The Board of Directors, through its Audit Committee, reviews both internal and external audit results and internal controls. The Audit Committee consists of five outside Directors and meets periodically with management, internal auditors and the independent auditors to review the scope and results of their examinations. Both the independent auditors and the internal auditors have free access to this Committee, with and without management being present, to discuss the results of their audits.

LOUIS T. ROSSO                          D.K. WILSON

Louis T. Rosso                          Dennis K. Wilson
Chairman and                            Vice President, Finance
Chief Executive Officer                 and Chief Financial Officer

INDEPENDENT AUDITORS' REPORT

To the Stockholders and Board of Directors of Beckman Instruments, Inc.:

     We have audited the accompanying consolidated balance sheets of Beckman Instruments, Inc. and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of operations and cash flows for each of the years in the three-year period ended December 31, 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Beckman Instruments, Inc. and subsidiaries as of December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1994 in conformity with generally accepted accounting principles.

     As discussed in Note 1, Note 7 and Note 8 to the consolidated financial statements, the Company adopted the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits," in 1994 and Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," and Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," in 1993.



KPMG PEAT MARWICK LLP

Orange County, California
January 19, 1995

FIVE-YEAR FINANCIAL AND STATISTICAL DATA


Years Ended December 31,                    1994    1993    1992    1991    1990
- --------------------------------------     ------  ------  ------  ------  ------
Dollars in millions,
 except amounts per share
Summary of Operations
 Sales                                     $888.6  $875.7  $908.8  $857.9  $815.2
 Cost of sales                              416.3   418.3   440.9   417.7   396.7
 Marketing, administrative and general      281.9   278.5   294.8   283.1   266.3
 Research, development and engineering       91.5    93.3    85.9    82.2    80.6
 Restructuring charge                        11.3   114.7       -       -       -
 Operating income (loss)                     87.6   (29.1)   87.2    74.9    71.6
 Nonoperating expense, net                   12.7    24.8    16.5    11.1    10.2
 Earnings (loss) before income taxes         74.9   (53.9)   70.7    63.8    61.4
 Net earnings (loss) before
  accounting changes                         47.3   (33.6)   43.8    38.1    36.2
 Net earnings (loss)                         42.2   (37.6)   43.8    38.1    36.2
Average number of shares
  outstanding (millions)                     28.1    27.8    28.7    29.0    28.7
Return on average stockholders' equity       14.2%  (11.9)%  12.5%   11.4%   12.2%
Net earnings (loss) per share
  before accounting changes                 $ 1.68  $(1.21) $ 1.53  $ 1.32  $ 1.26
Net earnings (loss) per share                 1.50   (1.35)   1.53    1.32    1.26
Dividends paid per share of
  common stock                                0.40    0.36    0.30    0.28    0.28

Financial Position at December 31
 Current assets                            $512.0  $544.5  $508.6  $491.7  $465.3
 Current liabilities                        268.8   323.3   281.3   264.4   246.8
 Working capital                            243.2   221.2   227.3   227.3   218.5
 Property, plant and equipment, net         232.6   216.8   213.0   203.0   203.1
 Total assets                               829.1   820.0   738.4   712.2   681.0
 Long-term debt                             117.3   113.7    59.5    59.0    64.6
 Stockholders' equity                       317.0   275.5   357.4   343.0   325.6
 Shares outstanding (millions)               28.0    27.8    28.6    28.9    29.0

Other Statistics
 Capital expenditures                      $ 98.7  $ 92.8  $ 91.4  $ 69.7  $ 70.0
 Research, development and
  engineering expense                        91.5    93.3    85.9    82.2    80.6
 Depreciation expense                        69.1    62.3    63.9    55.5    47.2
 Number of employees                        5,880   6,581   6,879   6,883   7,054




QUARTERLY DATA (UNAUDITED)

Dollars in millions,
 except amounts per share           March 31  June 30  Sept.30  Dec.31   Total
                                    --------  -------  -------  ------   ------
1994 Quarter Ended
 Sales                              $198.6    $222.2   $217.8   $250.0   $888.6
 Cost of sales                        95.1     105.2    103.0    113.0    416.3
 Marketing, administrative
  and general                         63.4      69.2     65.7     83.6    281.9
 Research, development
  and engineering                     21.6      22.9     23.9     23.1     91.5
 Restructuring                         1.2       1.1      4.8      4.2     11.3
 Operating income                     17.3      23.8     20.4     26.1     87.6
 Earnings before income taxes         15.0      20.0     17.4     22.5     74.9
 Net earnings before
  accounting changes                   9.8      13.0     11.3     13.2     47.3
 Net earnings                          4.7      13.0     11.3     13.2     42.2
 Net earnings per share
  before accounting changes            0.35      0.46     0.40     0.47     1.68
 Net earnings per share                0.17      0.46     0.40     0.47     1.50


1993 Quarter Ended
 Sales                              $201.7    $221.8   $215.6   $236.6   $875.7
 Cost of sales                        97.1     106.7    103.9    110.6    418.3
 Marketing, administrative
  and general                         63.3      72.1     66.1     77.0    278.5
 Research, development
  and engineering                     22.4      22.9     23.2     24.8     93.3
 Restructuring charge                    -         -        -    114.7    114.7
 Operating income (loss)              18.9      20.1     22.4    (90.5)   (29.1)
 Earnings (loss) before
  income taxes                        16.0      18.2     18.0   (106.1)   (53.9)
 Net earnings (loss) before
  accounting changes                  10.2      11.7     11.5    (67.0)   (33.6)
 Net earnings (loss)                   6.2      11.7     11.5    (67.0)   (37.6)
 Net earnings (loss) per share
  before accounting changes            0.36      0.42     0.42    (2.41)   (1.21)
 Net earnings (loss) per share         0.22      0.42     0.42    (2.41)   (1.35)



STOCK PRICES AND OTHER INFORMATION

Stock Exchanges and Prices

     The Company's common stock is listed on the New York Stock Exchange. Its ticker symbol is BEC. The following presents a summary of the price range for the common stock as reported on the New York Stock Exchange Composite Tape for the periods ended December 31, 1994 and 1993, respectively.

                                  1994

Quarter            1st        2nd       3rd        4th
- ---------------------------------------------------------
High              28 3/4      27       32 1/2     30 3/8
Low               25          23       24 3/4     27 3/8

                                   1993

Quarter            1st        2nd       3rd        4th
- ---------------------------------------------------------
High              25 1/2      23 5/8   26 3/8     28 1/4
Low               21 7/8      20 1/2   19 5/8     25


Dividends

     The Company paid cash dividends to stockholders of $0.40 per share in 1994, $0.36 per share in 1993 and $0.30 per share in 1992. The Company intends to continue paying cash dividends of at least the current per share amount, subject to future business conditions, requirements of the operations and financial condition of the Company. In February 1995 the Board of Directors declared a first quarter dividend of $0.11 per share. This dividend is payable March 2, 1995 to stockholders of record on February 10, 1995.


Annual Meeting

     The annual meeting of stockholders will be held on April 6, 1995 at the Company's headquarters in Fullerton, California. Formal notice of the meeting together with the proxy statement and form of proxy will be mailed to each stockholder of record on February 6, 1995.


Form 10-K Annual Report Available to Stockholders

     A copy of Beckman's Form 10-K annual report filed with the Securities and Exchange Commission may be obtained without charge by writing to the Company as follows:

     Beckman Instruments, Inc.
     Jay Steffenhagen, Vice President
     Office of Investor Relations, M/S A-36-C
     2500 Harbor Boulevard
     Fullerton, California, 92634-3100
     Telephone: 714-773-7764
     FAX: 714-773-8543

     There are no accounting differences between the financial statements presented in this Annual Report and the Form 10-K report, but the Form 10-K report does provide certain supplemental information as required by Securities and Exchange Commission regulations.


Transfer Agent, Registrar and Dividend Disbursing Agent
     First Chicago Trust Company of New York
     P.O. Box 2500
     Jersey City, New Jersey 07303-2500
     Telephone: 201-324-0498

Significant Subsidiaries

     Beckman Analytical S.p.A.
     Beckman Eurocenter S.A.
     Beckman Instruments (Australia) Pty. Ltd.
     Beckman Instruments (Canada), Inc.
     Beckman Instruments (Naguabo), Inc.
     Beckman Instruments Espana S.A.
     Beckman Instruments France S.A.
     Beckman Instruments G.m.b.H.
     Beckman Instruments (Ireland), Inc.
     Beckman Instruments (Japan), Ltd.
     Beckman Instruments (United Kingdom), Ltd.
     Beckman Instruments International S.A.
     SmithKline Diagnostics, Inc.