Form 10-K, Exhibit 13
period 1995-12-31
BECKMAN INSTRUMENTS INC
filed 1996-02-13
CIK 840467

EXHIBIT 13

                           WORDS ON NUMBERS
                       Section of the Company's
                    Annual Report to Stockholders
                          for the year ended
                          December 31, 1995


  FINANCIAL REVIEW

  Dollars In Millions, Except Amounts Per Share

  Overview

    The Company designs, manufactures, markets and services a broad range of laboratory instrument systems, reagents and related products, that address the needs of diagnostic laboratories in hospitals and independent clinical reference laboratories as well as bioanalytical laboratories in the life sciences market, including those in universities, research institutes, pharmaceutical companies and biotechnology firms. Generally, the Company's products simplify and automate laboratory processes, saving time and money. Products for clinical diagnostic laboratories include general and special chemistry systems together with reagents, accessories and software, which are used to detect and quantify various substances of clinical interest in human blood and other body fluids. Products for life sciences laboratories include centrifuges, high performance liquid chromatographs, spectrophotometers, laboratory robotic workstations, capillary zone electrophoresis systems, nuclear counters, protein sequencers, DNA synthesizers and the reagents and supplies for their operation. Beckman supports its products with a worldwide sales and service network.

  Results Of Operations

    The following table sets forth, for the periods indicated, the results of operations as a percentage of sales:


Years ended December 31,             1995       1994      1993
------------------------             ----       ----      ----
Sales                               100.0%     100.0%    100.0%

Operating costs and expenses
  Cost of sales                      45.9       46.8      47.8
  Marketing, administrative and
  general                            32.3       31.8      31.7

Operating income before research
  and development (1)                21.8       21.4      20.5

Research and development              9.9       10.3      10.7

Operating income (1)                 11.9       11.1       9.8

Earnings before income taxes (2)     10.8        9.7       8.4

Net earnings before cumulative
effect of changes in accounting
principles (2)                        7.1%       6.4%      5.4%

  (1)  Excludes restructuring charge of $27.7, 3.0% of sales;
       $11.3, 1.3% of sales; and, $114.7, 13.1% of sales, in 1995,
       1994, and 1993, respectively. Including the restructuring charge, 1995 and 1994 operating income was 8.9% and 9.8% of sales, respectively, and 1993 operating loss was 3.3% of sales.

  (2) Excludes the effect of restructuring charges for all years presented. The 1993 percentage excludes a pretax environmental charge of 1.4%, 0.9% after tax. Including these special charges, the Company reported earnings (loss) before income taxes of 7.8%, 8.4% and (6.1)% in 1995, 1994,
       1993, respectively, and net earnings (loss) before cumulative effect of changes in accounting principles of 5.3% in 1995 and 1994, and (3.8)% in 1993.


  Redirected Business Strategy and Reorganization

    In 1993 the Company announced a redirected business strategy and new organization. Beckman is concentrating on clinical diagnostics and centrifugation, while at the same time shifting its investment to the biotechnology-based portion of the life sciences business, including molecular biology and related sciences. To implement this strategy, Beckman's former operating groups, the Bioanalytical Systems Group and Diagnostic Systems Group, were reorganized into a single unit. The planned reorganization included a net reduction of approximately 800 positions worldwide, primarily in 1994. The restructuring plan included a voluntary separation program for U.S. based long-term employees, including an enhanced early retirement program; consolidation of European finance and administrative functions; and consolidation of U.S.-based manufacturing, finance, and administrative functions.

    The Company has made substantial progress in implementing the restructuring plan including the following: 350 U.S. based long-term employees participated in the voluntary separation program; 400 employees were reduced internationally as the Company began the centralization of certain European administrative and financial functions in Switzerland as well as other operational consolidations; 450 U.S. employees were reduced through consolidation processes; and, the cable assembly operation was sold, which included 100 employees. In addition, the Company began the process of consolidating previously separate operations into new facilities in the United Kingdom and Japan. Since implementation of the restructuring plan, employee levels have declined by approximately 1,300.

    In 1993, the Company established a restructure reserve of $114.7, for incurred expenses, as part of the overall $135.0 restructuring plan. Through 1995, $114.0 was charged against the reserve which primarily included costs associated with the U.S. based voluntary separation program and worldwide employee termination costs. In addition, restructure charges of $27.7 and $11.3 were recorded in 1995 and 1994, respectively, for facility moves and transition costs which were anticipated and directly associated with the 1993 restructuring plan, but could not be recognized in establishment of the original restructuring reserve under generally accepted accounting principles. Additionally, the 1995 charge was incurred to support further reductions in 1996 of approximately 120 positions worldwide and consolidation of administrative, finance and manufacturing functions not previously affected. At the end of 1995, $13.2 remains as a liability.

    Savings from the restructuring program were approximately $48 in 1995 and $29 in 1994. Partially offsetting these savings were constrained market conditions, restructuring transition costs and general salary and cost increases.


  1995 Compared To 1994

    Sales in 1995 were $930.1, representing an increase of 4.7% from 1994. Favorable currency exchange rates increased sales, compared to the prior year rates, by 2.2%. Sales to areas outside the United States were more than 50% of total sales. Gross profit as a percentage of sales increased to 54.1% from 53.2% in 1994.

    Both diagnostic and life sciences markets continue to be unfavorably impacted by the European recession and cost containment initiatives in several European health care systems. The life sciences market also continues to be affected by reductions of pharmaceutical capital spending in response to the consolidation of companies and constraints on research and development spending. While these markets are highly competitive, sales growth has been obtained through continued market penetration. Diagnostic sales, which represent approximately 60% of total sales, increased in 1995 by 5.3%. Life sciences sales increased 3.7% in 1995. Cost containment initiatives in U.S. and European health care systems are expected to be continuing factors which may affect the Company's sales in the short-term.

    Excluding the impact of the restructuring charge of $27.7 and $11.3 in 1995 and 1994, respectively (see "Redirected Business Strategy and Reorganization"), operating income increased by 12.0% to $110.8 in 1995 from $98.9 in 1994. Operating income before the restructuring charge increased as a percent of sales to 11.9% in 1995 from 11.1% in 1994. The increase of $11.9 in operating income was the result of expense reductions resulting from the restructuring plan and process improvements from the redirected strategy. The Company's investment in research and development of $91.7 is comparable to the prior year in absolute dollars and as a percent of sales. The Company's rate of profitability before and after investment in research and development continues to improve as indicated in the preceding table. Including the restructuring charges, operating income was $83.1 in 1995 compared to $87.6 in 1994.

    Net nonoperating expenses decreased by $2.0 to $10.7 in 1995.
  The decrease is primarily the result of the Company experiencing net foreign currency transaction gains in 1995 compared to the losses experienced in 1994 from the weaker dollar.

    Earnings before income taxes, excluding the restructuring charge, increased 16.1% to $100.1. Including the restructuring charge, earnings before income taxes were $72.4. The 1995 effective tax rate, before the restructuring charge, compared to 1994 held constant at 34%. The effective tax rate of 38% on the restructuring charge was due to certain elements of the charges being incurred in jurisdictions with higher tax rates. The 1995 effective tax rate was 1.5 percentage points lower than the rate experienced in the first three quarters due to the impact of the restructuring charge.

    The following table summarizes the impact of special charges on net earnings and net earnings per share for 1995. The table also illustrates the impact of including the effect of common share equivalents for 1995. Common share equivalents were not included in previous years as they did not have a significant dilutive effect. Common share equivalents are comprised of stock options.

Year ended December 31, 1995               Amount    Per Share
----------------------------               ------    ---------
Net earnings before special charges
  and dilutive effect of common
  share equivalents                       $ 66.1     $ 2.35
Dilutive effect of common share
  equivalents                                 -       (0.06)

Net earnings before special charges         66.1       2.29
                                          -------    -------
Special Charges
  Restructuring charge, net of tax
  benefit                                  (17.2)     (0.59)
                                          -------    -------
Net earnings                              $ 48.9     $ 1.70
                                          =======    =======


     Net earnings before special charges increased by approximately 16% to $66.1 compared to 1994. The restructuring charge reduced net earnings in 1995 by $17.2. The Company reported net earnings of $48.9 in 1995 compared to $42.2 in 1994.

    Net earnings per share, before special charges increased approximately 13% to $2.29 (an increase of approximately 16% to $2.35 before the dilutive effect of common share equivalents). The restructuring charge reduced earnings per share by $0.59 resulting in net earnings per share of $1.70 for 1995 compared to $1.50 in 1994.

  1994 COMPARED TO 1993

    Sales in 1994 were $888.6 representing an increase of 1.5% from 1993. Differences in currency exchange rates did not materially impact sales compared to the prior year. Sales to areas outside the United States were over 50% of total sales.

    Both diagnostic and life sciences markets were unfavorably impacted by the European recession, and cost containment initiatives in several European health care systems. Diagnostic sales, which represent approximately 60% of total sales, increased in 1994 by 3%. The diagnostic market remains highly competitive with sales growth obtained through continued market penetration. Life sciences sales declined by 1% in 1994. In addition to the factors mentioned above, the life sciences market was adversely affected by reductions of U.S. pharmaceutical capital spending in response to anticipated health care legislation.

    In 1994, SmithKline Diagnostics, Inc. (SKD), a wholly owned subsidiary, and Procter & Gamble Pharmaceuticals Germany G.m.b.H. (P&G) completed an agreement that allowed SKD to reassume control of the well-recognized H(A)EMOCCULT brand fecal occult blood testing products in Germany, Austria and several other international countries. The agreement returns a license to SKD from P&G under which P&G manufactured and sold the H(A)EMOCCULT diagnostic products.

    Excluding the impact of the restructuring charge of $11.3 and $114.7 in 1994 and 1993, respectively (see "Redirected Business Strategy and Reorganization"), operating income increased by 16% to $98.9 in 1994 from $85.6 in 1993. Operating income before the restructuring charges increased as a percent of sales to 11.1% in 1994 from 9.8% in 1993. The increase of $13.3 in operating income was primarily the result of expense reductions resulting from the restructuring plan. The Company's investment in research and development decreased 2% from the prior year to $91.5. The Company's rate of profitability before, and after, investment in research and development continued to improve. Including the restructuring charges, operating income was $87.6 in 1994 compared to an operating loss of $29.1 in 1993.

    Net nonoperating expenses, excluding a $12.5 environmental charge in 1993, increased by $0.4 to $12.7 in 1994. Including the 1993 environmental charge, net nonoperating expenses decreased by $12.1 from 1993.

    Earnings before income taxes, excluding the restructuring and environmental charges, increased by 18% to $86.2. Including the restructuring charge, earnings before income taxes were $74.9. The 1994 effective tax rate, before the restructuring charge, was reduced to 34% from 36% in 1993 as a result of favorable withholding tax rates and increased income in lower tax rate jurisdictions. The effective tax rate of 15% on the restructuring charge was due to the limited tax benefits available for certain elements of the restructuring charge. The 1994 effective tax rate was 1.8 percentage points higher than the rate experienced in the first three quarters due to the impact of the restructuring charge.

    In the first quarter of 1994, the Company adopted Statement of Financial Accounting Standard No. 112 ("SFAS 112") "Employers' Accounting for Postemployment Benefits". This statement requires the Company to recognize the prior service obligations resulting from the Company's commitment to provide benefits to former or inactive employees, their beneficiaries and covered dependents after employment but before retirement. Adoption of SFAS 112 resulted in the Company recording an aftertax charge of $5.1 in the first quarter. The impact on 1994 operations was not material and is not expected to be material in future years as a result of the newly adopted accounting principle.

    The following table summarizes the impact of special charges on net earnings and earnings per share for the year.

Year ended December 31, 1994                Amount       Per Share
----------------------------                ------       ---------
Net earnings before special charges         $56.9        $ 2.03

Special charges
 Restructuring charge, net of
 tax benefit                                 (9.6)        (0.35)

Cumulative effect of change in
 accounting principle
Accounting for postemployment
 benefits                                    (5.1)        (0.18)
                                            ------       ------
Net earnings                                $42.2        $ 1.50
                                            ======       ======

     Net earnings before special charges increased by approximately 20% to $56.9 compared to 1993. Special charges reduced net earnings in 1994 by $9.6 and $5.1, respectively. The Company reported net earnings of $42.2 in 1994 compared to a net loss of $37.6 in 1993.

    Net earnings per share, before special charges in 1994 and 1993, including an environmental charge in 1993, increased 20% from 1993 to $2.03. Special charges in 1994 reduced net earnings per share by $0.53 resulting in net earnings per share of $1.50 for 1994 compared to a loss of $1.35 in 1993.


  FINANCIAL CONDITION

  Liquidity and Capital Resources

    Net cash provided by operating activities in 1995 was $60.2 compared to $111.1 in 1994 and $53.3 in 1993. Contributing to the decrease in 1995 was an increase in receivables from sales-type and operating leases, trade receivables and inventories. Also contributing to the decrease was increased funding to the Company's pension plan. Net cash used by investing activities was $113.0 in 1995, an increase of $52.4 from 1994, resulting from the purchase of short-term investments and investments in unaffiliated companies. The Company believes that net cash provided by operating activities, supplemented as necessary with funds expected to be available under the Company's credit agreement, will provide sufficient resources to meet present and reasonably foreseeable working capital requirements, debt service and other cash needs.

    The Company is authorized, through 1998, to acquire common stock to meet the needs of the Company's existing stock-related employee benefit plans. Under this program, Beckman repurchased approximately 471,686 shares of its common stock during 1995.

    The Company maintains a $150.0 revolving Credit Agreement (the "Credit Agreement") expiring on September 30, 1999. Borrowings under the Credit Agreement are determined by current market rates and are subject to a number of conditions, including the absence of a significant change in control of the Company. As of December 31, 1995, there were no borrowings against the line.
  See further discussion in Note 6 "Debt."

  Capital Expenditures

    Expenditures for property, plant and equipment, including instruments provided to customers on an operating lease basis, totaled $110.0 in 1995 compared with $98.7 in 1994 and $92.8 in 1993. The Company plans to invest at approximately the same level in 1996 and intends to finance this capital spending primarily through cash provided by operating activities.

  Investing Activities

    In September 1995, the Company agreed to acquire Hybritech Incorporated, a San Diego-based life sciences and diagnostic company, effective January 2, 1996. The acquisition will expand the Company's capabilities for the development and manufacture of high sensitivity immunoassays, including cancer tests. The acquisition will be accounted for as a purchase.

    In May 1995, the Company agreed to acquire Genomyx Corporation of Foster City, California. Genomyx is a developer and manufacturer of advanced DNA sequencing products and complements the Company's biotechnology business. The acquisition will take place over the next two years and is being accounted for as a step-acquisition. Through December 31, 1995, the Company invested approximately $8.1 in convertible notes receivable and a less than 20% ownership of Genomyx common stock.

    In March 1995, the Company formed a marketing and service alliance with BioSepra Inc. (BioSepra), a biochromatography systems manufacturer, to offer systems for high speed, high resolution separation of biomolecules. The Company paid $3.5 for the exclusive rights to market and sell certain BioSepra products.

    Also in March 1995, the Company made a $5.0 investment in Sepracor Inc. (Sepracor), receiving exchangeable preferred stock and certain rights in regard to the disposition of Sepracor's shares of its subsidiary, BioSepra.

  Dividends

    The Company paid cash dividends to stockholders each quarter for a total of $0.44 in 1995, $0.40 per share in 1994, and $0.36 per share in 1993. In February 1996, the Board of Directors declared a quarterly dividend of $0.13 per share. This dividend is payable March 7, 1996 to stockholders of record on February 16, 1996. The Company intends to continue paying cash dividends of at least the current per share amount, subject to future business conditions, requirements of the operations and financial condition of the Company.

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

  Environmental Matters

    The Company is subject to federal, state, local and foreign environmental laws and regulations. The Company believes that its operations comply in all material respects with applicable federal, state, and local environmental laws and regulations and has adequate reserves to cover such items. Although the Company continues to make expenditures for environmental protection, it does not anticipate any significant expenditures in order to comply with such laws and regulations which would have a material impact on the Company's operations or financial position. See further discussion in Note 11 "Commitments and Contingencies."


  Litigation

    The Company and its subsidiaries are involved in a number of lawsuits which the Company considers normal in view of its size and the nature of its business. The Company does not believe that any liability resulting from these matters will have a material adverse effect on its operations or financial position. See further discussion of these matters in Note 11 "Commitments and Contingencies."


  Accounting Matters

    In March 1995, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 121 ("SFAS 121"), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS 121 requires the Company to adopt the provisions of the new statement no later than fiscal 1996. SFAS 121 requires an impairment loss to be recorded as a reduction to operating income if the sum of the expected undiscounted cash flows derived from an asset is less than the assets carrying value. The Company does not believe adoption will have a material impact on its operations or financial position.

    In October 1995, the FASB issued Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation." SFAS 123, establishes a fair value based method of accounting for stock based compensation plans. SFAS 123 encourages, but does not require, adopting the fair value based method. The Company has elected not to adopt the fair value based method and will continue to report under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees". As a result, SFAS 123 will not have an impact on the Company's operations or financial position. The Company, in accordance with SFAS 123, will disclose in the footnotes in 1996 the impact as if the fair value based method was adopted.

Consolidated Balance Sheets
Dollars In Millions, Except Amounts Per Share

December 31,                              1995         1994
------------                              ----         ----
Assets
Current assets
 Cash and equivalents                   $ 26.2        $ 44.2
 Short-term investments                    8.2           0.7
 Trade receivables and other             288.8         265.9
 Inventories                             166.2         150.7
 Deferred income taxes                    29.4          37.8
 Other current assets                     14.5          12.7
                                        ------        ------
  Total current assets                   533.3         512.0
Property, plant and equipment, net       252.1         232.6
Deferred income taxes                     59.8          56.6
Other assets                              62.6          27.9
                                        ------        ------
  Total assets                          $907.8        $829.1
                                        ======        ======
Liabilities and Stockholders' Equity
Current liabilities
  Notes payable                         $ 15.8        $ 12.2
  Accounts payable                        50.6          44.4
 Accrued compensation                     40.4          43.4
 Other accrued expenses                   99.5         115.1
 Income taxes                             44.9          53.7
                                        ------        ------
  Total current liabilities              251.2         268.8
Long-term debt, less current
  maturities                             162.7         117.3
Other liabilities                        146.0         126.0
                                        ------        ------
  Total liabilities                      559.9         512.1
                                        ------        ------
Stockholders' equity
 Preferred stock, $0.10 par value;
  authorized 10,000,000 shares;
  none issued                                -             -
 Common stock, $0.10 par value;
  authorized 75,000,000 shares;
  shares issued 29,124,457 at 1995 and
  1994; shares outstanding 28,275,245
  at 1995 and 28,004,957 at 1994           2.9           2.9
 Additional paid-in capital              129.0         130.0
 Foreign currency translation
  adjustment                               8.4           8.6
 Retained earnings                       240.0         203.4
 Minimum pension liability                (9.9)           -
 Treasury stock, at cost                 (22.5)        (27.9)
                                       -------        -------
  Total stockholders' equity             347.9         317.0
                                       -------        -------

Commitments and contingencies
Subsequent event - Note 5


  Total liabilities
  and stockholders' equity              $907.8        $829.1
                                        ======        ======

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
Dollars in millions, except amounts per share

Years ended December 31,           1995        1994       1993
------------------------           ----        ----       ----
Sales                             $930.1      $888.6     $875.7

Operating costs and expenses
 Cost of sales                     427.2       416.3      418.3
 Marketing, administrative
 and general                       300.4       281.9      278.5

 Research and development           91.7        91.5       93.3
 Restructuring charge               27.7        11.3      114.7
                                   -----       -----      -----
                                   847.0       801.0      904.8
                                   -----       -----      -----
Operating income (loss)             83.1        87.6      (29.1)

Nonoperating income (expense)
 Interest income                     5.3         5.1        4.1
 Interest expense                  (13.4)      (13.2)     (12.7)
 Other, net                         (2.6)       (4.6)     (16.2)
                                   -----       -----      -----
                                   (10.7)      (12.7)     (24.8)
                                   -----       -----      -----
Earnings (loss) before income       72.4        74.9      (53.9)
 taxes
Income tax provision (benefit)      23.5        27.6      (20.3)
                                   -----       -----      -----
Net earnings (loss) before
 cumulative effect of changes in
 accounting principles              48.9        47.3      (33.6)

Cumulative effect of changes in
 accounting principles

Accounting for income taxes            -           -       26.2
 Accounting for postretirement
 benefits other than pensions (net
 of tax benefit of $17.0)              -           -      (30.2)
 Accounting for postemployment
 benefits (net of tax benefit of
 $3.0)                                 -        (5.1)         -
                                   -----       -----      -----
Net earnings (loss)               $ 48.9      $ 42.2     $(37.6)
                                   =====       =====      =====
Weighted average common shares
 and common share
 equivalents - (in
 thousands)                       28,807      28,079     27,827

Net earnings (loss) per share
 before cumulative effect of
 changes in accounting principles  $1.70       $1.68     $(1.21)

Cumulative effect of changes in
 accounting principles
 Accounting for income taxes           -           -       0.95
 Accounting for postretirement
 benefits other than pensions          -           -      (1.09)
 Accounting for postemployment
 benefits                              -        (0.18)        -
                                   -----       -------   ------

Net earnings (loss) per share     $ 1.70      $ 1.50     $(1.35)
                                   =====       =======   ======
See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Dollars in millions
Years ended December 31,            1995      1994      1993
-----------------------             ----      ----      ----
Cash Flows from Operating
Activities
 Net earnings (loss)              $ 48.9    $ 42.2    $(37.6)
 Adjustments to reconcile net
 earnings (loss) to net cash
 provided by operating activities
    Depreciation and amortization   79.1      70.1      63.5
    Net deferred income taxes       10.2       6.9     (39.2)
 Changes in assets and
 liabilities
    Trade receivables and other    (23.7)     (7.0)     (1.5)
    Inventories                    (15.7)     15.8      (5.8)
    Accounts payable and accrued
    expenses                         0.7       5.9     (13.1)
    Restructuring reserve          (12.9)    (42.1)     66.8
    Accrued income taxes            (8.8)      6.3       7.0
    Other                          (17.6)     13.0      13.2
                                   -----     -----     -----
    Net cash provided by operating
    activities                      60.2     111.1      53.3
                                   -----     -----     -----
Cash Flows from Investing
Activities
 Additions to property, plant and
 equipment                        (103.2)    (97.4)    (90.4)
 Net disposals of property, plant
 and equipment                      13.2      17.1      19.7
 Sales (purchases) of short-term
 investments                        (7.5)     21.2      (1.8)
 Investments                          -      (15.5)     (1.5)
                                   -----     -----     -----
     Net cash used by investing
     activities                   (113.0)    (60.6)    (72.5)
                                   -----     -----     -----
Cash Flows from Financing
 Activities
 Dividends to stockholders         (12.3)    (11.2)    (10.1)
 Proceeds from issuance of stock    18.7      15.0      13.5
 Purchases of treasury stock       (13.3)    (14.6)    (28.3)
 Notes payable borrowings
 (reductions)                        2.8     (21.9)    (10.8)
 Long-term debt borrowings          43.4       4.9      82.0
 Long-term debt reductions          (3.5)     (1.9)    (27.3)
 Other                              (1.0)     (1.1)     (0.9)
                                    -----     -----    -----
     Net cash provided (used) by
     financing activities           34.8     (30.8)     18.1
                                    -----     -----    -----

Effect of exchange rates on cash      -        0.3      (0.6)
 and equivalents

Increase (decrease) in cash and    (18.0)     20.0      (1.7)
 equivalents

Cash and equivalents-beginning of   44.2      24.2      25.9
 year
                                    -----     -----    -----
Cash and equivalents-end of year  $ 26.2    $ 44.2    $ 24.2
                                    =====     =====    =====
Supplemental Disclosures of Cash
Flow Information
  Cash payments for income taxes  $ 22.0    $ 11.8    $ 14.5
  Cash payments for interest        12.0      14.5      12.4

Noncash Investing and
  Financing Activities
  Minimum pension liability          9.9         -         -
  Purchase of equipment under
  capital lease obligation        $  6.8    $  1.3    $  2.4


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

    All significant transactions among the consolidated entities have been eliminated from the consolidated financial statements. The accounts of most of the Company's non-U.S. subsidiaries are included on the basis of their fiscal years ended November 30.

  Use of Estimates

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Foreign Currency Translation

    Non-U.S. assets and liabilities are translated into U.S. dollars at fiscal year-end exchange rates. Operating results are translated at exchange rates prevailing during the year. The resulting translation adjustments are accumulated as a separate component of stockholders' equity.

    Gains and losses resulting from foreign currency transactions and translation adjustments relating to foreign entities deemed to be operating in U.S. dollar functional currency or in highly inflationary economies are included in the statement of operations in "other, net". The Company experienced net foreign currency gains (losses) of $2.3 in 1995, $(4.5) in 1994, and $(2.1) in 1993.


  Derivatives

    Gains and losses on hedges of existing assets or liabilities are included in the carrying amounts of those assets or liabilities and are ultimately recognized in income as part of those carrying amounts. Gains and losses related to qualifying hedges of firm commitments or anticipated transactions also are deferred and are recognized in income in "other, net" or as adjustments of carrying amounts when the hedged transaction occurs. Gains and losses on hedges of foreign net asset positions are included in stockholders' equity, under the caption "Foreign currency translation adjustment."


  Cash and Equivalents

    For purposes of the consolidated statements of cash flows, the Company considers cash and equivalents to include cash in banks, time deposits and investments having an original maturity of three months or less. All cash and equivalents are carried at cost which approximates market.


  Short-Term Investments

    Short-term investments are principally comprised of investments with original maturities in excess of three months but less than one year. Investments are carried at cost which approximates market.


  Investments

     The Company periodically makes investments in unaffiliated companies through debt and equity securities. The Company's investments are considered available-for-sale and carried at current fair value with unrealized gains or losses reported as a separate component of stockholders' equity. Investments in which the Company is able to exercise significant influence and/or owns a 20% to 50% equity interest are accounted for using the equity method. Fair values are determined using a combination of publicly quoted prices and financial and credit information.

  Inventories

    Inventories are valued at the lower of cost or market (net realizable value). Cost is determined by the first-in, first-out method.


  Property, Plant and Equipment and Depreciation

    Land, buildings and machinery and equipment are carried at cost. The cost of additions and improvements are capitalized, while maintenance and repairs are expensed as incurred. Depreciation is computed generally on the straight-line method over the estimated useful lives of the related assets. Buildings are depreciated over 20 to 40 years, machinery and equipment over 3 to 10 years and instruments subject to lease over the lease term but not in excess of 5 years. Leasehold improvements are amortized over the lesser of the life of the asset or the term of the lease but not in excess of 20 years.


  Earnings Per Share

    Net earnings (loss) per share is calculated using the weighted average number of common shares outstanding during the period, including the effect of common share equivalents. The effect of common share equivalents was not included prior to 1995 as the dilutive effect was not significant. Common share equivalents are comprised of the dilutive effect of outstanding stock options. Primary earnings per share approximates fully diluted earnings per share for each period presented. Net earnings
  (loss) per share are calculated as follows at December 31:

                           1995            1994              1993
                           ----            ----              ----
                               Net               Net               Net
                               Earnings          Earnings          Loss
(In thousands,          Shares Per Share  Shares Per Share  Shares Per Share
except amounts
per share)

Weighted average
shares of common
stock outstanding       28,086  $1.74     28,079   $1.50    27,827  $(1.35)

Common share
equivalents                721  (0.04)      *        *         *       *
                        ------  ------    ------   -----    ------   ------
Weighted average common
and common share
equivalents             28,807  $1.70     28,079   $1.50    27,827  $(1.35)
                        ======  ======    ======   =====    ======   ======

* Less than 3% dilutive

  Revenue Recognition

    In general, revenue is recognized as the product is shipped. When a customer enters into an operating-type lease agreement, revenue is recognized over the life of the lease. Under a sales-type lease agreement, revenue is recognized at the time of shipment with interest income recognized over the life of the lease. Service revenues are recognized ratably over the life of the service agreement or as service is performed, if not under contract.


  Income Taxes

    In the first quarter of 1993, the Company adopted Statement of Financial Accounting Standards No. 109 ("SFAS 109"), "Accounting for Income Taxes". Accordingly, the Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. As a result of adopting SFAS 109, the Company recognized deferred tax assets reflecting the benefit expected to be realized from net deductible temporary differences. The recognition resulted in the Company recording income and a deferred tax asset equal to the cumulative effect of the accounting change of $26.2 (net of a valuation allowance of $10.1) in the first quarter of 1993.

  Reclassifications

    Certain amounts from the prior years have been reclassified to conform to the current presentation.

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

    In support of the redirected business strategy and adjustment to unfavorable market conditions, including the European recession, the worldwide drive to contain health care costs and generally weak economic conditions, the Company announced a restructuring plan. The restructure resulted in a net reduction of approximately 1,300 positions worldwide. The plan included a voluntary separation program for U.S. based long-term employees, including an enhanced early retirement program, consolidation of European finance and administrative functions and consolidation of U.S. based manufacturing, finance and administrative functions.

    In support of the restructuring plan, a pretax restructuring charge of $114.7 was recorded in the fourth quarter of 1993. The 1993 charge included an accrual for pension and postretirement costs of approximately $43.0 and asset disposal costs of approximately $4.1 (see Note 8 "Pension and Retirement Benefits"). The Company incurred an additional restructuring charge of approximately $27.7 in 1995 and $11.3 in 1994. The 1995 and 1994 restructuring charges include costs for facility moves and transition costs which were anticipated and directly associated with the 1993 restructuring plan but could not be recognized in establishment of the original restructuring reserve under generally accepted accounting principles. Additionally, the 1995 charge was incurred to support further reductions in 1996 of approximately 120 positions worldwide and consolidation of administrative, finance and manufacturing functions not previously affected. The restructuring charge in 1993 consisted primarily of employee-related severance, pension and postretirement costs, as well as costs associated with the reduction of facilities.

    At December 31, 1995 and 1994, the Company's remaining obligations relating to the restructuring charges were $13.2 and $26.1, respectively, and are included in "other accrued expenses".


  3. DISTRIBUTION OF COMPANY STOCK OWNED BY SMITHKLINE

    In 1989 SmithKline Beckman ("SmithKline") entered into an agreement to reorganize and combine certain of its businesses with Beecham Group p.l.c. This agreement was approved by the stockholders of both companies creating the new company of SmithKline Beecham p.l.c. As a result of this agreement, all shares of Beckman Common Stock owned by SmithKline were distributed to the holders of SmithKline stock, effective July 1989. In conjunction with the distribution of Beckman Common Stock, the Company entered into a tax agreement ("Tax Agreement") and a distribution agreement with SmithKline. Certain provisions of such agreements are still in effect at December 31, 1995.


  4. COMPOSITION OF CERTAIN FINANCIAL STATEMENT CAPTIONS

                                           1995        1994
                                           ----        ----
Trade receivables and other
  Trade receivables                      $270.3      $257.2
  Other receivables                        21.5        16.3
  Current portion of lease receivables      6.1         2.8
  Less allowance for doubtful receivables  (9.1)      (10.4)
                                         ------      ------
                                         $288.8      $265.9
                                         ======      ======
Inventories
  Finished products                      $117.7      $104.1
  Raw materials, parts and assemblies      40.5        41.3
  Work in process                           8.0         5.3
                                         ------      ------
                                         $166.2      $150.7
                                         ======      ======
Property, plant and equipment, net
  Land                                   $ 10.5      $ 10.3
  Buildings                               142.0       135.9
  Machinery and equipment                 218.0       215.4
  Instruments subject to lease (a)        256.7       217.7
                                         ------      ------
                                          627.2       579.3

Less accumulated depreciation
  Building, machinery and equipment      (224.2)     (225.9)
  Instruments subject to lease (a)       (150.9)     (120.8)
                                         ------      ------
                                         $252.1      $232.6
                                         ======      ======
Other accrued expenses
  Restructure reserve                    $ 13.2      $ 26.1
  Unrealized service income                35.6        36.1
  Insurance                                23.9        26.0
  Accrued warranty and installation
   costs                                    4.7         5.9
  Other                                    22.1        21.0
                                         ------      ------
                                         $ 99.5      $115.1
                                         ======      ======

  (a) Includes instruments leased to customers under three-to five-year cancelable operating leases.


  5.Investments

    Effective January 2, 1996, the Company purchased the assets and assumed the liabilities of Hybritech Incorporated, a San Diego-based life sciences and diagnostic company, for a purchase price not material to the Company. The acquisition will expand the Company's capabilities for the development and manufacture of high sensitivity immunoassays, including cancer tests and will be accounted for as a purchase.

    In May 1995, the Company agreed to acquire Genomyx Corporation of Foster City, California. Genomyx is a developer and manufacturer of advanced DNA sequencing products and complements the Company's biotechnology business. The acquisition will take place over the next two years and is being accounted for as a step-acquisition. Through December 31, 1995, the Company invested approximately $8.1 in convertible notes receivable and a less than 20% ownership of Genomyx common stock.

    In March 1995, the Company formed a marketing and service alliance with BioSepra Inc. (BioSepra), a biochromatography systems manufacturer, to offer systems for high speed, high resolution separation of biomolecules. The Company paid $3.5 for the exclusive rights to market and sell certain BioSepra products.

    Also in March 1995, the Company made a $5.0 investment in Sepracor Inc. (Sepracor), receiving exchangeable preferred stock and certain rights in regard to the disposition of Sepracor's shares of its subsidiary, BioSepra.

  The carrying values of the Company's investments approximate their current fair values at December 31, 1995 and are reported in non-current "other assets."


  6. Debt

    Notes payable consist primarily of bank borrowings by the Company's subsidiaries outside the U.S. under local line of credit facilities and the current portion of long-term debt. The bank borrowings are short-term borrowings at rates which approximate the current market rates; therefore, the carrying value of the notes approximates the market value. At December 31, 1995 approximately $119.0 of unused short-term lines of credit were available to the Company's subsidiaries outside the U.S. at various interest rates. Within the U.S., the Company had available $20.0 in committed unused short-term lines of credit at market rates. Compensating balances and commitment fees on these lines of credit are not material and there are no withdrawal restrictions.

    The Company has a $150.0 revolving credit agreement (the "Credit Agreement") expiring on September 30, 1999. Borrowings under the Credit Agreement bear interest at current market rates and are subject to a number of conditions, including the absence of a significant change in control of the Company. In addition, the Credit Agreement requires the Company to maintain minimum consolidated tangible net worth and specified ratios of debt to total capital and operating income to interest charges. The Credit Agreement also limits the Company's ability to mortgage its assets, to merge or consolidate or to sell certain assets. Defaults under the Credit Agreement include nonpayment, breach of covenants, bankruptcy and certain cross defaults to other Company debt. Aggregate dividend payments are limited to the sum of $45.0 and 30% of consolidated cumulative net earnings of the Company from June 30, 1992. As of December 31, 1995, there were no borrowings against the credit line and the Company is in compliance with the covenants of the Credit Agreement.


    Long-term debt consisted of the following at December 31:


                             Average
                             Rate of
                            Interest      1995         1994
                            --------    ------       ------
Senior notes, maturing
2000, unsecured               7.4%      $ 50.0       $ 50.0
Commercial paper              5.8%        92.0         46.6
Other long-term debt          5.9%        23.6         22.5
                                        ------       ------
                                         165.6        119.1
Less current maturities                    2.9          1.8
                                        ------       ------
Long-term debt, less
current maturities                      $162.7       $117.3
                                        ======       ======

    The $50.0 senior notes mature in the year 2000 and are comprised of Series A $20.0 and Series B $30.0. Series A notes bear interest at 7.3%, and series B notes bear interest at 7.4% annually. Interest is payable semiannually on both Series A and Series B notes. The terms and conditions of the senior notes are similar to those of the Credit Agreement. The market value of the senior notes has been determined by quotes from a financial institution. At December 31, 1995, the market value of the senior notes is approximately $2.7 higher than the carrying value.

    The commercial paper program is backed by the Company's Credit Agreement. The commercial paper is issued at current market rates; therefore, the carrying value approximates the market value.

    Other long-term debt at December 31, 1995 and 1994 consists principally of $16.8 and $17.2 of yen denominated senior notes. Of the 1995 balance, $6.9 matures in 1998 and $9.9 matures in 1999. Capitalized leases of $6.8 in 1995 and $5.3 in 1994 are also included in other long-term debt.

      The aggregate maturities of long-term debt for the five years subsequent to December 31, 1995 are $2.9 in 1996, $2.7 in 1997,
  $8.0 in 1998, $102.0 in 1999, and $50.0 in 2000.


  7. Income Taxes

    The components of earnings (loss) before income taxes were:


                               1995        1994        1993
                               ----        ----        ----
U.S.                          $21.2       $30.5      $(66.0)
Non-U.S.                       51.2        44.4        12.1
                              -----       -----      ------
                              $72.4       $74.9      $(53.9)
                              =====       =====      ======


    The provision (benefit) for income taxes consisted of the following:


                               1995        1994        1993
                               ----        ----        ----
Current
  U.S. federal                $ 5.1       $ 6.1      $  4.8
  Non-U.S.                      7.7         9.5         9.3
  U.S. state and Puerto Rico
                               (0.6)        3.0         2.7
                              -----       -----       -----
Total current                  12.2        18.6        16.8
                              -----       -----       -----
Deferred
  U.S. federal                  4.3         7.8       (20.2)
  Non-U.S.                      7.0         1.2       (16.9)
                              -----       -----       -----
    Total deferred, net        11.3         9.0       (37.1)
                              -----       -----       -----
Total                         $23.5       $27.6      $(20.3)
                              =====       =====       =====

    The reconciliations of the U.S. federal statutory tax rate to the consolidated effective tax rate is as follows:


                               1995        1994        1993
                               ----        ----        ----
Statutory tax rate             35.0%       35.0%       (35.0)%
State taxes, net of U.S. tax
 benefit                        0.8         0.5          1.1
Ireland and Puerto Rico
 income                       (13.6)       (8.0)       (14.9)
Non-U.S. taxes                 10.9         9.3          6.0
Tax credit utilization         (3.6)       (6.9)          -
Foreign income taxed in the
 U.S.                           4.0         5.3          5.3
 Other                         (1.0)        1.6         (0.2)
                               -----       -----        -----
Effective tax rate             32.5%       36.8%       (37.7)%
                               =====       =====        =====

    Certain income of subsidiaries operating in Puerto Rico and Ireland is taxed at substantially lower income tax rates than the U.S. federal statutory tax rate. The lower rates reduced expected income taxes by approximately $9.8 in 1995, $6.0 in 1994, and reduced the net loss in 1993 by approximately $8.1. Since April 1990, earnings from manufacturing operations in Ireland are subject to a 10% tax. The lower Puerto Rico income tax rate expires in July 2003.

    The components of the provision for deferred income taxes are:


                               1995        1994        1993
                               ----        ----        ----
Restructuring costs           $13.2       $14.5      $(43.5)
International
  transactions                 (4.7)       (2.2)        5.9
Accelerated depreciation        0.4        (0.5)       (0.7)
Accrued expenses               (0.6)        2.4        (5.0)
Pension costs                   1.7        (5.3)        5.0
Postretirement
   medical costs               (0.5)       (1.1)       (0.9)
Other                           1.8         1.2         2.1
                              -----       -----       -----
   Total                      $11.3       $ 9.0      $(37.1)
                              =====       =====       =====

    Based upon the Company's historical pretax earnings, adjusted for significant items such as non-recurring charges, management believes it is more likely than not that the Company will realize the benefit of the existing deferred tax asset at December 31, 1995. Management believes the existing net deductible temporary differences will reverse during periods in which the Company generates net taxable income. Certain tax planning or other strategies will be implemented, if necessary, to supplement income from operations to fully realize recorded tax benefits.

  The tax effect of temporary differences which give rise to significant portions of deferred tax assets and liabilities consists of the following at December 31:

                                           1995        1994
                                           ----        ----
 Deferred tax assets
  Receivables                            $  0.9      $  1.2
  Inventories                               3.3         2.6
  Capitalized expenses                      1.6         1.9
  Intercompany transactions                 2.6         5.2
  Pension costs                            11.1         8.1
  Accrued expenses                         22.1        23.8
  Restructuring costs                       4.0        16.5
  Environmental costs                       5.1         5.0
  Postretirement benefits                  24.7        24.1
  Other                                    31.0        22.6
                                          -----       -----
                                          106.4       111.0
  Less: Valuation allowance               (14.5)      (14.4)
                                          -----       -----
Total deferred tax assets                  91.9        96.6

Deferred tax liabilities
    Depreciation                            1.6         2.2
    Other                                   1.1          -
                                          -----       -----
Net deferred tax asset                   $ 89.2      $ 94.4
                                         ======      ======

    At December 31, 1995 and 1994 the Company recorded a valuation allowance of $14.5 and $14.4 for certain deductible temporary differences for which it is more likely than not that the Company will not receive future benefits.

    Non-U.S. withholding taxes and U.S. taxes have not been provided on approximately $184.7 of unremitted earnings of certain non-U.S. subsidiaries because such earnings are or will be reinvested in operations or will be offset by appropriate credits for foreign income taxes paid.

    SmithKline and its consolidated subsidiaries (including the Company through July 26, 1989) have settled all issues with the U.S. Internal Revenue Service through 1989. All U.S. federal income tax liability issues between the Company and SmithKline have been resolved through 1986 in accordance with the Tax Agreement. Such resolution did not have a material effect on the Company's consolidated financial position or operating results. The Company believes that its ultimate U.S. federal income tax liability to SmithKline, if any, for all applicable post 1986 tax years will not have a material effect on the consolidated financial position or operations.

  8.  Pension and Retirement Benefits

    The Company has defined benefit pension plans covering substantially all of its employees. Consolidated pension expense was $13.3 in 1995, $17.8 in 1994, and $53.0 in 1993, including amounts associated with the restructuring.

    U.S. pension benefits are based on years of service and compensation during the five highest consecutive earnings years. Components of U.S. pension expense were:

                              1995        1994        1993
                              ----        ----        ----
Service cost                 $  7.1      $ 10.2      $ 11.5
Interest cost                  24.0        24.4        20.4
Actual return on
  plan assets                 (23.8)      (23.0)      (23.5)
Net amortization
  and deferral                  1.2         2.2         3.1
                             ------      ------      ------
Total                        $  8.5      $ 13.8      $ 11.5
                             ======      ======      ======

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


    The Company's funding policy is to provide currently for accumulated benefits, subject to federal regulations. Plan assets consist principally of U.S. government fixed income securities and corporate stocks and bonds. Funded status of the Company's pension liabilities and assets and amounts recognized in the Company's consolidated financial statements with respect to the U.S. plan were:

                                           1995        1994
                                           ----        ----
Vested benefit obligation                $314.6      $246.7
                                         ------      ------
Accumulated benefit obligation           $316.9      $248.2
Projected compensation increases           41.9        27.9
                                         ------      ------
Projected benefit obligation              358.8       276.1
Plan assets at fair market value         (273.4)     (225.1)
                                         ------      ------
Projected benefit obligation
  in excess of plan assets                 85.4        51.0
Unrecognized transition obligation         (2.4)       (2.9)
Unrecognized net loss                     (54.5)       (8.7)
Unrecognized prior service cost            (8.2)       (9.2)
Required minimum pension liability
  (unfunded accumulated benefits)          24.5          -
                                         ------      ------
Accrued pension cost
  in other liabilities                   $ 44.8      $ 30.2
                                         ======      ======

    In accordance with the provisions of Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions," the Company recorded, as shown in the above table, an additional minimum liability during 1995 representing the excess of the accumulated benefit obligation over the fair value of plan assets and accrued pension cost. The liability has been offset by an intangible asset up to the amount of unrecognized prior service cost, with the remaining balance reported as a reduction to stockholders' equity, net of tax.

    The expected long-term rate of return on U.S. plan assets was 9.75% in 1995 and 1994. The discount rate used in determining obligations was 7% in 1995 and 9% in 1994, and the assumed average rate of increase in future compensation levels was 4.25% in 1995 and 1994.

    Certain subsidiaries outside the U.S. have separate pension plan arrangements which include both funded and unfunded plans. Unfunded foreign pension obligations are recorded as a liability on the Company's consolidated balance sheets. Plan assets and accrued liabilities for those plans exceed vested benefits. Pension expense for plans outside of the U.S. was $4.8 in 1995, $4.0 in 1994, and $4.5 in 1993.

    The Company has a voluntary defined contribution savings plan for its U.S. employees. Eligible employees may contribute a portion of their compensation to this plan. Company contributions, which are based on a percentage of employee contributions, were $3.6 in 1995, $3.8 in 1994, and $4.2 in 1993.
  Employees generally become fully vested with respect to Company contributions after three years of service with the Company.

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

    Annual pretax postretirement benefits expense for 1993 increased $2.6 due to the implementation of SFAS 106.

    The net periodic cost for postretirement health care and life insurance benefits includes the following:


                               1995        1994        1993
                               ----        ----        ----
  Service cost                 $1.0        $2.0        $1.4
  Interest cost                 3.0         4.9         3.9
                               ----        ----        ----
  Total                        $4.0        $6.9        $5.3
                               ====        ====        ====

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

    The following table sets forth the plan's funded status and amounts recognized in the Company's consolidated balance sheet in "other liabilities" at December 31:


                                           1995        1994
                                           ----        ----
Accumulated postretirement benefit
obligations:
  Retirees                                $33.3       $29.2
  Fully eligible active plan
   participants                             2.0         1.6
Other active plan participants             19.3        12.0
                                           ----        ----
Total obligation                           54.6        42.8
Plan assets                                  -           -
                                           ----        ----
Accumulated postretirement benefit
obligation in excess of plan assets        54.6        42.8
Unrecognized net gain                       6.5        17.2
                                          -----       -----
Accrued postretirement benefit
liability                                 $61.1       $60.0
                                          =====       =====

    In 1995 and 1994, the costs of the retiree health and life insurance benefits were calculated using a health care cost trend rate of 8% with the rate decreasing to 5.5% by the year 2004. In 1993, a health care cost trend rate was used which assumed a 12% increase in 1994 with the rate decreasing to 6% by 2007. An assumed 1% increase in the health care cost trend rate for each year would have resulted in an increase in the net periodic cost to $4.7 in 1995, $8.1 in 1994 and $6.1 in 1993 and an accumulated postretirement benefit obligation of $67.9 in 1995 and $47.6 in 1994. The accumulated postretirement benefit obligation was calculated using a discount rate of 7% in 1995 and 9% in 1994.

    Employees outside the U.S. generally receive similar benefits from government-sponsored plans.


  9. Benefit and Stock Option Plans

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

    The Company has also adopted the Incentive Compensation Plan of 1990. This 1990 plan reserves shares of the Company's common stock for grants of options and restricted stock. Granted options expire ten years from the date of grant. Subsequent to stockholder approval in 1992, amendments were adopted to extend the expiration of the plan to 2001 and to increase each year, commencing January 1, 1993, the number of shares available under the plan by 1.5% of the number of common stock shares issued and outstanding as of the prior December 31. As of January 1, 1996, 671,033 shares remain available for grant under this plan.

    The following is a summary of transactions of the Incentive
  Compensation Plans of 1988 and 1990:

                       Number of      Price Per
                        Shares          Share         Amount
                       --------       ---------       ------
Options outstanding
  at Dec. 31, 1992    2,069,267    $13.88 - $20.00    $38.6
Granted                 438,000         22.50           9.9
Exercised              (163,825)    13.88 -  20.00     (3.0)
Cancelled               (17,395)    18.38 -  22.50     (0.4)
                      ---------     --------------     ----
Options outstanding
  at Dec. 31, 1993    2,326,047    $13.88 - $22.50    $45.1
Granted                 773,200     26.38 -  28.88     20.4
Exercised              (353,534)    16.50 -  22.00     (6.6)
Cancelled               (56,434)    18.88 -  28.00     (1.4)
                      ---------     --------------     ----
Options outstanding
  at Dec. 31, 1994    2,689,279    $13.88 - $28.88   $57.5
Granted                 418,250     27.88 -  29.25    12.2
Exercised              (424,653)    20.00 -  29.25    (8.3)
Cancelled               (48,958)    13.88 -  29.25    (1.3)
                      ---------     --------------    ----
Options outstanding
 at Dec. 31, 1995 (a) 2,633,918    $13.88 - $29.25   $60.1
                      =========     ==============    ====

  (a) At December 31, 1995 1,705,072 shares were exercisable under these plans.


  Stock Purchase Plan

    The Company's stock purchase plan allows all U.S. employees and employees of certain subsidiaries outside of the U.S. to purchase the Company's common stock at favorable prices and upon favorable terms. Subsequent to stockholder approval in 1992, amendments were adopted to extend the expiration of the plan to December 31, 2001, and in each calendar year commencing in 1992, to reserve additional shares of common stock for use in the plan based upon the number of common shares issued and outstanding as of the annual stockholders' meeting. Employees purchased 212,224 shares in 1995. At December 31, 1995, 730,649 shares remain available for use in the plan.


  Treasury Stock

    The Board of Directors approved a stock repurchase program whereby the Company was authorized to purchase on the open market 3,000,000 shares of the Company's common stock through December 1993 of which 2,969,000 were purchased. In addition the Company may purchase 1,000,000 shares per year through 1995. In total 5,000,000 shares were authorized for purchase. The shares have been, and will continue to be, reissued to satisfy the Company's obligations under existing employee benefit plans. Through December 1995, the Company had purchased 3,940,909 shares of its common stock for $91.3 and at December 31, 1995, 849,212 shares remain in treasury of which 783,950 are held by the Benefit Equity Fund (see below). In December 1995, the Board of Directors authorized an additional 1,000,000 shares to be purchased per year beginning January 1996 and continuing through 1998.

    In January 1993 the Company created the Benefit Equity Fund
  (BEF), a trust for prefunding future stock-related obligations of employee benefit plans. The BEF does not change these plans or the amounts of stock expected to be issued for these plans. The BEF is funded by existing shares in treasury as well as from additional shares the Company purchases on the open market over time. While shares in the BEF are not considered outstanding for the calculation of earnings per share, the shares within the BEF are voted by the participants of the Stock Purchase Plan.


  Postemployment Benefits

    Effective January 1, 1994 the Company adopted Statement of Financial Accounting Standards No. 112 ("SFAS 112") "Employers' Accounting for Postemployment Benefits". This statement required the Company to recognize an obligation for postemployment benefits provided to former or inactive employees, their beneficiaries and covered dependents after employment but before retirement. Accordingly, the Company recognized a transition obligation of $8.1 million and a net expense of $5.1 million (net of tax benefit of $3.0) as the cumulative effect of the accounting change. Additional accruals for postemployment benefits, subsequent to adopting SFAS 112, were approximately $0.8 in 1995 and $0.7 in 1994.

  10.  STOCKHOLDERS' EQUITY

  Changes in stockholders' equity were as follows:


                                      Foreign
                           Additional Currency               Minimum
                   Common   Paid-in  Translation  Retained   Pension  Treasury
                   Stock    Capital  Adjustment   Earnings  Liability  Stock
                   -----    -------  ----------   --------  ---------  -----

Balances, December
31, 1992            $2.9   $130.5     $17.4       $220.1    $   -      $(13.5)
Net loss                                           (37.6)
Foreign currency
translation
adjustments                           (18.5)
Dividends to
stockholders                                       (10.1)
Purchases of
treasury stock                                                          (28.3)
Vesting of
restricted stock              0.2
Employee stock
purchases                    (1.1)                                       13.5
                    ----     -----      ----       -----     ----        -----
Balances, December
31, 1993             2.9    129.6      (1.1)       172.4        -       (28.3)
Net earnings                                        42.2
Foreign currency
translation
adjustments                             9.7
Dividends to
stockholders                                       (11.2)
Purchases of
treasury stock                                                          (14.6)
Vesting of
restricted stock              0.1
Employee stock
purchases                     0.3                                        15.0
                    ----     -----      ----      ------     ----        -----
Balances, December
31, 1994             2.9    130.0       8.6        203.4        -       (27.9)
Net earnings                                        48.9
Foreign currency
translation
adjustments                            (0.2)
Dividends to
stockholders                                       (12.3)
Purchases of
treasury stock                                                          (13.3)
Vesting of
restricted stock              0.1
Employee stock
purchases                    (1.1)                                       18.7
Required minimum
 pension liability                                           (9.9)

                     ----   ------    -----       ------     -----       -----
Balances,
 December
    31, 1995        $2.9   $129.0     $ 8.4       $240.0    $(9.9)     $(22.5)
                    ====   ======     =====       ======     =====      ======


  11. Commitments and Contingencies

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

    In 1983 the Company discovered organic chemicals in the groundwater near a waste storage pond at a Company facility in Porterville, California. SmithKline Beckman, the Company's former controlling stockholder, agreed to indemnify the Company with respect to this matter for any costs incurred by the Company in excess of applicable insurance, eliminating any impact on the Company's earnings or financial position. SmithKline Beecham p.l.c, the surviving entity of the merger between SmithKline Beckman and Beecham Group p.l.c., assumed the obligations of SmithKline Beckman in this respect.

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

    During 1994, the County formally acknowledged completion of remediation of a major portion of the soil, although there remain some areas of soil contamination that may require further remediation. The Company continued to operate a groundwater treatment system throughout 1995. The Company believes it has established adequate reserves to complete the remediation of any remaining soil contamination, operation and maintenance of the groundwater treatment system and any necessary additional groundwater investigations.

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


  Litigation

    In 1995 a lawsuit was filed against the Company in the Superior Court of Orange County, California by two of its former employees alleging breach of contract relating to the commercial development of certain technology. The plaintiffs seek monetary damages of not less than $150 million and a declaratory judgment terminating certain exclusive licenses entered into between the plaintiffs and the Company. The Company believes that the plaintiffs' claims are without merit and that the Company has good and sufficient defenses to each such claim.

  Since 1992 five toxic tort lawsuits have been filed in Maricopa County Superior Court, Arizona by a number of residents of the Phoenix/Scottsdale area against the Company and a number of other defendants, including Motorola, Inc., Siemens Corporation, the cities of Phoenix and Scottsdale, and others.
  The lawsuits seek damages for alleged personal injury, emotional distress, lost earnings and medical expenses, as well as punitive and other damages (no dollar amount is specified) in connection with alleged groundwater contamination in an area in Scottsdale, Arizona close to a former Company manufacturing facility. The Company is indemnified by SmithKline Beecham p.l.c., the successor of its former controlling stockholder, for any costs incurred in these matters in excess of applicable insurance.

    Local authorities in Palermo (Sicily), Italy are investigating the activities of officials at a local government hospital and laboratory as well as representatives of the principal worldwide companies marketing diagnostic equipment in Italy, including the Company's Italian subsidiary . The inquiry focuses on past leasing practices for placement of diagnostic equipment which were common industrywide practices throughout Italy, but now are alleged to be improper. The Company believes the evidence in the case is weak and insufficient to support a criminal conviction.

    Through its Hybritech acquisition (see note 5 "Investments"), the Company obtained a patent, referred to as the Tandem Patent, that covers most of Hybritech's important products and generates royalty income. The Tandem Patent is involved in an interference action in the U.S. Patent and Trademark Office with a patent application owned by La Jolla Cancer Research Foundation (the "Foundation"). If the Foundation wins the interference, the Company would lose the Tandem Patent and the royalty income, and a new patent would be issued to the Foundation covering those products. The Company believes it has the stronger case and expects to prevail.

    In addition, the Company and its subsidiaries are involved in a number of lawsuits which the Company considers normal in view of its size and the nature of its business. The Company does not believe that any liability resulting from any such lawsuits, or the matters described above, will have a material adverse effect on its operations or financial position.


  Lease Commitments

    The Company leases certain facilities, equipment and automobiles. Certain of the leases provide for payment of taxes, insurance and other charges by the lessee. Rent expense was $32.4 in 1995, $27.3 in 1994, and $34.5 in 1993.

    Minimum annual rentals payable under non-cancelable operating leases with a remaining term of more than one year from December 31, 1995, aggregate $34.0 and for each of the next five years are $10.0 in 1996, $7.3 in 1997, $4.5 in 1998, $3.1 in 1999, $2.2 in 2000, and
  $6.9 in 2001 and beyond.


  Other

    During 1995, the Company guaranteed trade receivables of Hybritech Incorporated (see Note 5 "Investments"), which were factored, amounting to approximately $8.4. The Company is contingently liable for the possible uncollected portion of the factored trade receivables, if any, which was $8.4 at December 31, 1995.


  12.  Derivatives

    The Company manufactures its products principally in the United States, but generates more than half of its revenues from sales made outside the U.S. by its international subsidiaries utilizing the subsidiary's local currency, exposing the Company to the risk of foreign currency fluctuations. Also, as the Company is a net borrower, it is exposed to the risk of fluctuating interest rates. The Company utilizes derivative instruments in an effort to mitigate these risks. The Company does not hold or issue financial instruments for trading purposes.

    Various foreign currency contracts are used to hedge firm commitments denominated in foreign currencies and to mitigate the impact of changes in foreign currency exchange rates on the Company's operations. At December 31, 1995, the Company had foreign currency swaps totaling $111.2 expiring at various dates through May 1996. At December 31, 1994, the Company had foreign currency swaps totaling $81.1 and purchased foreign currency options related to firm commitments of $37.1. At December 31, 1995 and 1994 carrying values approximated market.

    The Company uses purchased foreign currency options, forward contracts and complex options, consisting of purchased options and call spreads, to hedge anticipated transactions with its international subsidiaries. Anticipated transactions represent estimated minimum probable sales, denominated in foreign currencies, not in excess of one year from the balance sheet date. Anticipated transactions are estimated based upon historical, budgeted and forecasted operations at the Company's international subsidiaries. The hedge instruments mature at various dates throughout 1996 with resulting gains or losses recognized at the maturity date, which approximate the transaction date. The contract values and associated net unrealized gains are summarized as follows:

                                      1995                    1994
                                      ----                    ----
                                            Net                    Net
                             Contract   Unrealized   Contract   Unrealized
                              Values       Gains      Values      Gains
                              ------       -----      ------      -----
Purchased Options             $46.0        $0.9        $9.0        $0.1
Forward Contracts              36.0         0.4           -           -
Complex Options                32.3         0.1           -           -


    The Company occasionally uses purchased foreign currency contracts to hedge the market risk of a subsidiary's net asset position. At December 31, 1995, the Company had a $9.4 purchased foreign currency option related to a net asset position, expiring in February 1996. The market value of the purchased foreign currency option resulted in a favorable foreign currency translation adjustment of $1.2 at December 31, 1995. The Company did not have purchased foreign currency options related to net asset positions outstanding at December 31, 1994.

    Market values of foreign currency contracts and complex options are determined by solicitation of dealer quotes. The disclosed derivatives are indicative of the volume and types of instruments used throughout the year.

    The Company is exposed to credit risk in the event of non-performance of the counterparties to its foreign currency contacts, complex options, forward contracts, purchased options and interest rate swap agreements, which the Company believes is remote. Nevertheless, the Company monitors its counterparty credit risk and utilizes netting agreements and internal policies to mitigate its risk.


  13.  Business Segment Information

  Industry Segment

    The Company is engaged primarily in the design, manufacture and sale of laboratory instrument systems and related products.

                               1995        1994       1993
                               ----        ----       ----
Geographic areas
Sales
  United States-domestic    $ 606.1     $ 588.2    $ 581.2
  United States-export         28.9        24.2       24.1
  Europe                      312.9       292.9      303.6
  Asia and other areas        160.2       153.8      144.7
  Transfers between areas    (178.0)     (170.5)    (177.9)
                            -------     -------    -------
  Total sales               $ 930.1     $ 888.6    $ 875.7
                            =======     =======    =======
Operating income (loss)
  United States before
   research and
   development              $ 137.2     $ 147.7    $  68.8
  Research and
   development (a)            (91.7)      (91.5)     (93.3)
                            -------     -------    -------
  United States                45.5        56.2      (24.5)
  Europe                       28.2        22.5       (9.2)
  Asia and other areas          9.4         8.9        4.6
                            -------     -------    -------
  Total operating income
  (loss)                    $  83.1     $  87.6    $ (29.1)
                            =======     =======    =======
Identifiable assets
  United States             $ 446.3     $ 381.8    $ 370.5
  Europe                      228.8       213.0      205.6
  Asia and other areas         89.4        88.8       92.2
  Corporate                   143.3       145.5      151.7
                            -------     -------    -------
  Total assets              $ 907.8     $ 829.1    $ 820.0
                            =======     =======    =======

  (a) The Company's principal research and development efforts are performed in the United States.

    Identifiable assets are those assets used by the operations in each geographic location. Corporate assets consist primarily of cash and equivalents, short-term investments, deferred tax assets, lease receivables and fixed assets of a corporate nature. Asia and other areas include primarily operations in Japan, Canada and Latin America. Inter-area sales are made at terms that allow for a reasonable profit to the seller. At December 31, 1995 trade receivables and other by geographic area were United States $92.9, Europe $141.6 (including certain countries where normal trade terms are substantially longer than U.S. terms) and Asia and other areas $54.3. At December 31, 1994 trade receivables by geographic area were United States $84.1, Europe $131.2 and Asia and other areas $50.6.


  14.  Supplementary Information

  Allowance for Doubtful Accounts


                       Balance
                          at     Additions Charged                Balance
                      Beginning     to Cost and                  at End of
                      of Period       Expenses       Deductions    Period
                      ---------       --------       ----------    ------
   December 31, 1995    $10.4         $0.7 (a)       $ 2.8 (b)     $ 9.1
                                                      (0.8)(d)
   December 31, 1994     11.9          0.7 (a)         2.6 (b)      10.4
                                       0.1 (c)        (0.3)(d)
   December 31, 1993     12.1          2.4 (a)         2.0 (b)      11.9
                                                       0.6 (d)
  (a) Provision charged to earnings.
  (b) Accounts written-off.
  (c) Collection of accounts previously written-off.
  (d) Adjustments from translating at current exchange rates.

  REPORT BY MANAGEMENT

    The consolidated financial statements and related information for the years ended December 31, 1995, 1994 and 1993 were prepared by management in accordance with generally accepted accounting principles. Financial data included in other sections of this Annual Report are consistent with that in the consolidated financial statements.

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

  LOUIS T. ROSSO                          D.K. WILSON

  Louis T. Rosso                          Dennis K. Wilson
  Chairman and                            Vice President, Finance
  Chief Executive Officer                 and Chief Financial Officer

  INDEPENDENT AUDITORS' REPORT

  To the Stockholders and Board of Directors of Beckman Instruments,
  Inc.:

    We have audited the accompanying consolidated balance sheets of Beckman Instruments, Inc. and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of operations and cash flows for each of the years in the three-year period ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Beckman Instruments, Inc. and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1995 in conformity with generally accepted accounting principles.

    As discussed in Note 1, Note 8 and Note 9 to the consolidated financial statements, the Company adopted the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits," in 1994 and Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," and Statement of Financial Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," in 1993.

  KPMG PEAT MARWICK LLP

  Orange County, California
  January 19, 1996

Five-Year Financial and Statistical Data

Dollars in Millions, Except Amounts Per Share
Years Ended December 31,      1995    1994    1993    1992    1991
------------------------      ----    ----    ----    ----    ----
Summary of Operations
---------------------
 Sales                       $930.1  $888.6  $875.7  $908.8  $857.9
 Cost of sales                427.2   416.3   418.3   440.9   417.7
 Marketing, administrative    300.4   281.9   278.5   294.8   283.1
  and general
 Research and development      91.7    91.5    93.3    85.9    82.2
 Restructuring charge          27.7    11.3   114.7     -       -
 Operating income (loss)       83.1    87.6   (29.1)   87.2    74.9
 Nonoperating expense, net     10.7    12.7    24.8    16.5    11.1
 Earnings (loss) before        72.4    74.9   (53.9)   70.7    63.8
  income taxes
 Net earnings (loss) before
  accounting changes           48.9    47.3   (33.6)   43.8    38.1
 Net earnings (loss)         $ 48.9  $ 42.2  $(37.6) $ 43.8  $ 38.1
Weighted average common
 shares and common share
 equivalents *
 (millions)                    28.8    28.1    27.8    28.7    29.0
Return on average              14.7%   14.2%  (11.9%)  12.5%   11.4%
 stockholders'equity
Net earnings (loss) per
 share before accounting
 changes                     $ 1.70   $ 1.68  $(1.21) $ 1.53  $ 1.32
Net earnings (loss) per        1.70     1.50   (1.35)   1.53    1.32
 share
Dividends paid per share of
 common stock                $ 0.44   $ 0.40  $ 0.36  $ 0.30  $ 0.28


Financial Position at
December 31
---------------------
 Current assets              $533.3   $512.0  $544.5  $508.6  $491.7
 Current liabilities          251.2    268.8   323.3   281.3   264.4
 Working capital              282.1    243.2   221.2   227.3   227.3
 Property, plant and          252.1    232.6   216.8   213.0   203.0
 equipment, net
 Total assets                 907.8    829.1   820.0   738.4   712.2
 Long-term debt, less
 current maturities           162.7    117.3   113.7    59.5    59.0
 Stockholders' equity        $347.9   $317.0  $275.5  $357.4  $343.0
 Shares outstanding            28.3     28.0    27.8    28.6    28.9
 (millions)

Other Statistics
 Capital expenditures        $110.0   $ 98.7  $ 92.8  $ 91.4  $ 69.7
 Depreciation expense        $ 77.6   $ 69.1  $ 62.3  $ 63.9  $ 55.5
 Number of employees          5,702    5,963   6,689   6,980   6,996

*Common share equivalents were not included prior to 1995 as the dilutive effect was not significant.

Quarterly Data (Unaudited)
Dollars in Millions, Except Amounts Per Share


                         March 31  June 30  Sept 30  Dec 31   Total
                         --------  -------  -------  ------   -----

1995 Quarter Ended
------------------
 Sales                   $205.0    $230.6   $229.9   $264.6    $930.1
 Cost of sales             97.2     108.0    106.9    115.1     427.2
 Marketing,
 administrative
 and general               65.2      73.8     73.1     88.3     300.4
 Research and development  22.1      22.0     22.9     24.7      91.7
 Restructuring charge       3.1       3.4      4.1     17.1      27.7
 Operating income          17.4      23.4     22.9     19.4      83.1
 Earnings before income    15.6      20.9     21.0     14.9      72.4
 taxes
 Net earnings              10.3      13.8     13.9     10.9      48.9
 Net earnings per share  $ 0.36    $ 0.48   $ 0.48   $ 0.38    $ 1.70

1994 Quarter Ended
------------------
 Sales                   $198.6    $222.2   $217.8   $250.0    $888.6
 Cost of sales             95.1     105.2    103.0    113.0     416.3
 Marketing,
  administrative
  and general              63.4      69.2     65.7     83.6     281.9
 Research and development  21.6      22.9     23.9     23.1      91.5
 Restructuring charge       1.2       1.1      4.8      4.2      11.3
 Operating income          17.3      23.8     20.4     26.1      87.6
 Earnings before income    15.0      20.0     17.4     22.5      74.9
  taxes
 Net earnings before
  accounting changes        9.8      13.0     11.3     13.2      47.3
 Net earnings               4.7      13.0     11.3     13.2      42.2
 Net earnings per share
  before accounting        0.35      0.46     0.40     0.47      1.68
  changes
 Net earnings per share  $ 0.17    $ 0.46   $ 0.40   $ 0.47   $  1.50


  STOCK PRICES AND OTHER INFORMATION

  Stock Exchanges and Prices

    The Company's common stock is listed on the New York Stock
  Exchange. Its ticker symbol is BEC. The following presents a summary of the price range for the common stock as reported on the New York Stock Exchange Composite Tape for 1995 and 1994.


   1995 Quarter                 1st     2nd     3rd     4th
   ------------                 ---     ---     ---     ---
   High                       31 1/2  30 5/8  30 5/8  35 7/8
   Low                        27      26 1/2  26 7/8  30 1/8



   1994 Quarter                 1st     2nd     3rd     4th
   ------------                 ---     ---     ---     ---
   High                       28 3/4    27    32 1/2  30 3/8
   Low                        25        23    24 3/4  27 3/8



  Dividends

    The Company paid cash dividends to stockholders of $0.44 per share in 1995, $0.40 per share in 1994, and $0.36 per share in 1993. The Company intends to continue paying cash dividends of at least the current per share amount, subject to future business conditions, requirements of the operations and financial condition of the Company. In February 1996 the Board of Directors declared a quarterly dividend of $0.13 per share. This dividend is payable March 7, 1996 to stockholders of record on February 16, 1996.


  Annual Meeting

    The annual meeting of stockholders will be held on April 4, 1996 at the Company's headquarters in Fullerton, California. Formal notice of the meeting together with the proxy statement and form of proxy will be mailed to each stockholder of record on February 6, 1996.

Form 10-K Annual Report Available to Stockholders

   A copy of Beckman Instruments' Form 10-K annual report filed with the Securities and Exchange Commission may be obtained without charge by writing to the Company as follows:

Beckman Instruments, Inc.
Michael J. Whelan, Director
Office of Investor Relations, M/S A-37-C
2500 Harbor Boulevard
Fullerton, California, 92634-3100
Telephone: 714-773-7620
FAX: 714-773-8111

   There are no accounting differences between the financial statements presented in this Annual Report and the Form 10-K report, but the Form 10-K report does provide certain supplemental information as required by Securities and Exchange Commission regulations.


Transfer Agent, Registrar and Dividend Disbursing Agent
   First Chicago Trust Company of New York
   P.O. Box 2500
   Jersey City, New Jersey 07303-2500
   Telephone: 212-324-1644

Significant Subsidiaries

   Beckman Analytical S.p.A.
   Beckman Eurocenter S.A.
   Beckman Instruments (Australia) Pty. Ltd.
   Beckman Instruments (Canada), Inc.
   Beckman Instruments (Naguabo), Inc.
   Beckman Instruments Espana S.A.
   Beckman Instruments France S.A.
   Beckman Instruments G.m.b.H.
   Beckman Instruments (Hong Kong), Ltd.
   Beckman Instruments (Ireland), Inc.
   Beckman Instruments (Japan), Ltd.
   Beckman Instruments (United Kingdom), Ltd.
   Beckman Instruments International S.A.
   Hybritech Incorporated
   SmithKline Diagnostics, Inc.