Form 10-K/A, Exhibit 13
period 1995-12-31
BECKMAN INSTRUMENTS INC
filed 1996-02-21
CIK 840467

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
                                        ======        ======

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
Dollars in millions, except amounts per share

Years ended December 31,           1995        1994       1993
------------------------           ----        ----       ----
Sales                             $930.1      $888.6     $875.7

Operating costs and expenses
 Cost of sales                     427.2       416.3      418.3
 Marketing, administrative
 and general                       300.4       281.9      278.5

 Research and development           91.7        91.5       93.3
 Restructuring charge               27.7        11.3      114.7
                                   -----       -----      -----
                                   847.0       801.0      904.8
                                   -----       -----      -----
Operating income (loss)             83.1        87.6      (29.1)

Nonoperating income (expense)
 Interest income                     5.3         5.1        4.1
 Interest expense                  (13.4)      (13.2)     (12.7)
 Other, net                         (2.6)       (4.6)     (16.2)
                                   -----       -----      -----
                                   (10.7)      (12.7)     (24.8)
                                   -----       -----      -----
Earnings (loss) before income       72.4        74.9      (53.9)
 taxes
Income tax provision (benefit)      23.5        27.6      (20.3)
                                   -----       -----      -----
Net earnings (loss) before
 cumulative effect of changes in
 accounting principles              48.9        47.3      (33.6)

Cumulative effect of changes in
 accounting principles

Accounting for income taxes            -           -       26.2
 Accounting for postretirement
 benefits other than pensions (net
 of tax benefit of $17.0)              -           -      (30.2)
 Accounting for postemployment
 benefits (net of tax benefit of
 $3.0)                                 -        (5.1)         -
                                   -----       -----      -----
Net earnings (loss)               $ 48.9      $ 42.2     $(37.6)
                                   =====       =====      =====
Weighted average common shares
 and common share
 equivalents - (in
 thousands)                       28,807      28,079     27,827

Net earnings (loss) per share
 before cumulative effect of
 changes in accounting principles  $1.70       $1.68     $(1.21)

Cumulative effect of changes in
 accounting principles
 Accounting for income taxes           -           -       0.95
 Accounting for postretirement
 benefits other than pensions          -           -      (1.09)
 Accounting for postemployment
 benefits                              -        (0.18)        -
                                   -----       -------   ------

Net earnings (loss) per share     $ 1.70      $ 1.50     $(1.35)
                                   =====       =======   ======
See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Dollars in millions
Years ended December 31,            1995      1994      1993
-----------------------             ----      ----      ----
Cash Flows from Operating
Activities
 Net earnings (loss)              $ 48.9    $ 42.2    $(37.6)
 Adjustments to reconcile net
 earnings (loss) to net cash
 provided by operating activities
    Depreciation and amortization   79.1      70.1      63.5
    Net deferred income taxes       10.2       6.9     (39.2)
 Changes in assets and
 liabilities
    Trade receivables and other    (23.7)     (7.0)     (1.5)
    Inventories                    (15.7)     15.8      (5.8)
    Accounts payable and accrued
    expenses                         0.7       5.9     (13.1)
    Restructuring reserve          (12.9)    (42.1)     66.8
    Accrued income taxes            (8.8)      6.3       7.0
    Other                          (17.6)     13.0      13.2
                                   -----     -----     -----
    Net cash provided by operating
    activities                      60.2     111.1      53.3
                                   -----     -----     -----
Cash Flows from Investing
Activities
 Additions to property, plant and
 equipment                        (103.2)    (97.4)    (90.4)
 Net disposals of property, plant
 and equipment                      13.2      17.1      19.7
 Sales (purchases) of short-term
 investments                        (7.5)     21.2      (1.8)
 Investments                       (15.5)     (1.5)        -
                                   -----     -----     -----
     Net cash used by investing
     activities                   (113.0)    (60.6)    (72.5)
                                   -----     -----     -----
Cash Flows from Financing
 Activities
 Dividends to stockholders         (12.3)    (11.2)    (10.1)
 Proceeds from issuance of stock    18.7      15.0      13.5
 Purchases of treasury stock       (13.3)    (14.6)    (28.3)
 Notes payable borrowings
 (reductions)                        2.8     (21.9)    (10.8)
 Long-term debt borrowings          43.4       4.9      82.0
 Long-term debt reductions          (3.5)     (1.9)    (27.3)
 Other                              (1.0)     (1.1)     (0.9)
                                    -----     -----    -----
     Net cash provided (used) by
     financing activities           34.8     (30.8)     18.1
                                    -----     -----    -----

Effect of exchange rates on cash      -        0.3      (0.6)
 and equivalents

Increase (decrease) in cash and    (18.0)     20.0      (1.7)
 equivalents

Cash and equivalents-beginning of   44.2      24.2      25.9
 year
                                    -----     -----    -----
Cash and equivalents-end of year  $ 26.2    $ 44.2    $ 24.2
                                    =====     =====    =====
Supplemental Disclosures of Cash
Flow Information
  Cash payments for income taxes  $ 22.0    $ 11.8    $ 14.5
  Cash payments for interest        12.0      14.5      12.4

Noncash Investing and
  Financing Activities
  Minimum pension liability          9.9         -         -
  Purchase of equipment under
  capital lease obligation        $  6.8    $  1.3    $  2.4


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