Form 10-K, Exhibit 13
period 1996-12-31
BECKMAN INSTRUMENTS INC
filed 1997-02-13
CIK 840467

EXHIBIT 13



                          WORDS ON NUMBERS

                      Section of the Company's

                   Annual Report to Stockholders

                         for the year ended

                         December 31, 1996

SELECTED FINANCIAL INFORMATION
Dollars in millions, except amounts per share

Years Ended December 31,      1996      1995      1994     1993       1992

Summary of Operations
 Sales                      $1,028.0  $ 930.1  $  888.6  $ 875.7    $ 908.8

 Operating income (1)       $  122.5  $ 110.8  $   98.9  $  85.6    $  87.2

 Net earnings before
  special charges           $   74.7  $  66.1  $   56.9  $  46.9    $  43.8

 Special charges
  Restructuring charge,
   net of tax benefit            -      (17.2)     (9.6)   (73.0)        -
  Environmental charge,
   net of tax benefit            -         -         -      (7.5)        -
  Changes in accounting
   principles                    -         -       (5.1)    (4.0)        -
                            --------  -------  --------- --------    -------
Net earnings                $   74.7  $  48.9  $   42.2  $ (37.6)   $  43.8
                            ========  =======  ========= ========    =======


Net earnings per share
  before special charges    $   2.58  $  2.29  $   2.03  $  1.69    $  1.53
Net earnings (loss) per
  share                     $   2.58  $  1.70  $   1.50  $ (1.35)   $  1.53
Dividends paid per share of
  common stock              $   0.52  $  0.44  $   0.40  $  0.36    $  0.30
Shares outstanding
  (millions)                    28.0     28.3      28.0     27.8       28.6
Weighted average common
  shares and common share
  equivalents (millions)        28.9     28.8      28.1     27.8       28.7


Other Information
 Total Assets               $  960.1  $ 907.8  $  829.1  $ 820.0    $ 738.4
 Long-term debt, less
  current maturities        $  176.6  $ 162.7  $  117.3  $ 113.7    $  59.5
 Working capital            $  300.1  $ 282.1  $  243.2  $ 221.2    $ 227.3
 Return on average equity
  (percent)                     20.0     14.7      14.2    (11.9)      12.5
 Capital expenditures       $  117.4  $ 110.0  $   98.7  $  92.8    $  91.4
 Depreciation expense       $   85.8  $  77.6  $   69.1  $  62.3    $  63.9
 Number of employees           6,079    5,702     5,963    6,689      6,980

  (1)Excludes pretax special charges. Special charges include pretax restructuring charges of $27.7, $11.3 and $114.7 in 1995, 1994 and 1993, respectively, and a pretax environmental charge of $12.5 in 1993. Including these special charges, the Company reported operating income (loss) of $83.1 in 1995, $87.6 in 1994 and $(29.1) in 1993.

FINANCIAL REVIEW
In millions, except amounts per share

Results Of Operations

  The following table sets forth, for the periods indicated, the results of operations as a percentage of sales and on a comparative basis:

                             %              %            %     1996      1995
Years ended                 of             of           of compared   compared
December 31,     1996    Sales  1995    Sales  1994  Sales to 1995(2) to 1994(2)

Sales
 Diagnostics   $  652.0   63.4 $558.5   60.0  $530.2  59.7    $93.5     $ 28.3
 Life sciences    376.0   36.6  371.6   40.0   358.4  40.3      4.4       13.2
               --------  ----- ------  -----  ------ -----    -----     ------
Total Sales    $1,028.0  100.0 $930.1  100.0  $888.6 100.0    $97.9     $ 41.5
               ========  ===== ======  =====  ====== =====    =====     ======

Gross profit   $  550.2   53.5 $502.9   54.1  $472.3  53.2    $47.3     $ 30.6

Marketing,
 general and
 administrative   319.3   31.1  300.4   32.3   281.9  31.8     18.9       18.5
Research and
 development      108.4   10.5   91.7    9.9    91.5  10.3     16.7        0.2
               --------  ----- ------  -----  ------  -----  ------    -------

Operating
 income(1)        122.5   11.9  110.8   11.9    98.9   11.1    11.7       11.9

Net nonoperating
 expense           11.0    1.0   10.7    1.1    12.7    1.4     0.3       (2.0)
               --------  ----- ------  -----  ------  -----  ------    -------
Earnings before
 income taxes(1)  111.5   10.9  100.1   10.8    86.2    9.7    11.4       13.9

Income tax
 provision         36.8    3.6   34.0    3.7    29.3    3.3     2.8        4.7
               --------  ----- ------  -----  ------  -----  ------    -------
Net
 earnings(1)   $   74.7    7.3 $ 66.1    7.1  $ 56.9    6.4  $  8.6    $   9.2
               ========  ===== ======  =====  ======  =====  ======    =======
Net earnings
 including
 special
 charges       $   74.7        $ 48.9         $ 42.2         $ 25.8    $   6.7

Net earnings
 per share
 before
 special
 charges       $   2.58        $ 2.29         $ 2.03         $ 0.29    $  0.26

Net earnings
 per share     $   2.58        $ 1.70         $ 1.50         $ 0.88    $  0.20

Dividends
 paid per
 share of
 common
 stock         $   0.52        $ 0.44         $ 0.40         $ 0.08    $  0.04

(1) Amounts exclude special charges. Special charges include restructuring charges of $27.7, 3.0% of sales, and $11.3, 1.3% of sales, in 1995 and 1994, respectively. Including the restructuring charge, operating income was $83.1, 8.9% of sales, and $87.6, 9.8% of sales, in 1995 and 1994, respectively. Including special charges, the Company reported earnings before income taxes of $72.4, 7.8% of sales, and $74.9, 8.4% of sales, in 1995 and 1994, respectively. 1994 also includes a special charge for the cumulative effect of a change in accounting principle of $5.1, net of tax benefit.

(2)    Decreases from the comparative period are designated by ().

Redirected Business Strategy and Reorganization

  The restructure charges recorded in 1995 and 1994 were for facility moves and transition costs that were anticipated and directly associated with the Company's 1993 restructuring plan but could not be recognized in the establishment of the original restructuring reserve under generally accepted accounting principles.

1996 compared to 1995

  Sales growth of 11%, 13% in constant currency, over the prior year was attributable to increased market share in diagnostics products, primarily in the North American and European markets; increased market share in life sciences products, primarily in non-European international markets; continued success from the Company's SmithKline Diagnostics subsidiary's HEMOCCULT product; and, sales from Hybritech products (Hybritech was acquired effective January 2, 1996). International sales represented approximately 50% of total sales.

  The gross profit percentage decrease resulted from changes in product mix, unfavorable foreign currency fluctuations and competitive pricing pressures.

  The increase in operating costs was due to a higher rate of investment in research and development costs related to Hybritech products.


1995 compared to 1994

  Sales grew 5% over the prior year although the Company experienced relatively flat market conditions. The sales growth was attributable to sales from the Company's SmithKline Diagnostics subsidiary's HEMOCCULT product (the license for which was acquired in 1995); increased market share in diagnostics products, primarily in the North American and non-European international markets; and, increased market share in life sciences products, primarily in non-European international markets. Sales were also favorably impacted by 2% from foreign currency fluctuations. International sales represented approximately 53% of total sales.

  Gross profit increased from greater sales volume and the effect of cost containment initiatives resulting from the Company's restructuring.

  Net nonoperating expense decreased primarily from gains recognized from foreign currency hedging activities.


Financial Condition

Liquidity and Capital Resources

  Net cash provided by operating activities in 1996 was $139.1 compared to $60.2 in 1995 and $111.1 in 1994. Contributing to the increase in 1996 was an increase in accounts payable, accrued expenses and accrued income taxes. Also contributing to the increase in operating cash flow was $25.3 received upon the sale of a portion of the Company's sales-type lease receivables. Net cash used by investing activities was $114.6 in 1996, an increase of $1.6 resulting from 1996 acquisitions net of decreased purchases of short-term equity investments compared to 1995. Investing activities are primarily expenditures for property, plant and equipment, which totaled $117.4 in 1996, compared to $110.0 in 1995 and $98.7 in 1994. Included in capital expenditures are expenditures for customer leased equipment of $72.7, $68.9 and $74.5 in 1996, 1995 and 1994, respectively. Of the capital expenditures for customer leased equipment, $24.9 in 1996, $39.0 in 1995, and $51.3 in 1994 represent an increase in the gross amount of customer leases. The Company plans to invest at approximately the same level in 1997 and intends to finance this capital spending primarily through cash provided by operating activities.

  In June 1996, the Company issued $100.0 of debentures (See Note 5 "Debt"). The net proceeds received of $98.5 were used to repay amounts then outstanding under the Company's commercial paper program.

  The Company is authorized, through 1998, to acquire common stock to meet the needs of the Company's existing stock-related employee benefit plans. Under this program, Beckman repurchased 991,543 shares of its common stock during 1996.

  The Company maintains a $150.0 revolving credit agreement expiring on September 30, 1999. As of December 31, 1996, there were no borrowings against the line. See further discussion in Note 5 "Debt."

  The Company also has the ability to issue, until June 1998, up to $100.0 of additional debt under a Form S-3 Registration Statement filed with the SEC which was declared effective on April 16, 1996.

  The Company believes that net cash provided by operating activities, supplemented as necessary with funds expected to be available under the Company's credit agreement, will provide sufficient resources to meet present and reasonably foreseeable working capital requirements, debt service and other cash needs.

Acquisition Activities

  In December 1996 the Company acquired the assets and assumed the liabilities of the laboratory robotics division of Sagian Inc. of Indianapolis, Indiana. By combining Sagian's scheduling software and robotics with its own biorobotics systems, the Company enhanced its ability to serve the pharmaceutical industry's need for high-throughput screening (HTS) of candidate compounds for new drugs. The acquisition was accounted for as a purchase.

  Effective January 2, 1996, the Company acquired the assets and assumed the liabilities of Hybritech Incorporated, a San Diego-based life sciences and diagnostics company. The acquisition expanded the Company's ability to develop and manufacture high sensitivity immunoassays, including cancer tests. The acquisition was accounted for as a purchase.

  In May 1995, the Company agreed to acquire Genomyx Corporation of Foster City, California. Genomyx is a developer and manufacturer of advanced DNA sequencing products and complements the Company's biotechnology business. The acquisition was completed on October 21, 1996 and was accounted for as a purchase.

  The purchase prices of the acquisitions and results of operations were not material to the Company individually or in the aggregate.

Business Climate

  The diagnostics and life sciences markets continue to be unfavorably impacted by the European recession and cost containment initiatives in several European governmental and health care systems. The life sciences market also continues to be affected by reductions of pharmaceutical capital spending in response to the consolidation of companies and constraints on research and development spending. While these markets are highly competitive, sales growth has been obtained through continued market penetration. Cost containment initiatives in U.S. and European health care systems are expected to be continuing factors which may affect the Company's sales in the short-term.

  Inflation increases the cost of goods and services used by the Company. Competitive and regulatory conditions in many markets restrict the Company's ability to fully recover the higher costs of acquired goods and services through price increases. The Company continues to improve productivity and reduce costs to mitigate the effects of inflation.

  The Company derives approximately 50% of its sales from sources outside of the United States. In the short-term, the relative strength or weakness of the U.S. dollar is not likely to have a material effect on the Company's business decisions. The Company actively manages its foreign currency exposures through foreign currency contracts. The Company may adjust certain aspects of its operations in the event of a sustained material change in such exchange rates and pricing pressures.

Environmental Matters

  The Company is subject to federal, state, local and foreign environmental laws and regulations. The Company believes that its operations comply in all material respects with applicable federal, state, and local environmental laws and regulations. Although the Company continues to make expenditures for environmental protection, it does not anticipate any significant expenditures in order to comply with such laws and regulations which would have a material impact on the Company's operations or financial position. See further discussion in Note 9 "Commitments and Contingencies."

Litigation

   The Company and its subsidiaries are involved in a number of lawsuits which the Company considers normal in view of its size and the nature of its business. The Company does not believe that any liability resulting from these matters will have a material adverse effect on its operations or financial position. See further discussion of these matters in Note 9 "Commitments and Contingencies."

CONSOLIDATED BALANCE SHEETS
In millions

December 31,                              1996        1995

Assets
Current assets
 Cash and equivalents                  $  34.6     $  26.2
 Short-term investments                    8.1         8.2
 Trade receivables and other             309.5       288.8
 Inventories                             190.4       166.2
 Deferred income taxes                    21.4        29.4
 Other current assets                     15.4        14.5
                                        ------      ------
    Total current assets                 579.4       533.3

Property, plant and equipment, net       263.5       252.1
Deferred income taxes                     50.8        59.8
Other assets                              66.4        62.6
                                        ------      ------
    Total assets                        $960.1      $907.8
                                        ======      ======

Liabilities and Stockholders' Equity
Current liabilities
 Notes payable                          $ 19.4      $ 15.8
 Accounts payable                         45.6        50.6
 Accrued compensation                     47.4        40.4
 Other accrued expenses                  115.2        99.5
 Income taxes                             51.7        44.9
                                        ------      ------
    Total current liabilities            279.3       251.2
Long-term debt, less current
 maturities                              176.6       162.7
Other liabilities                        105.3       146.0
                                        ------      ------
    Total liabilities                    561.2       559.9
                                        ------      ------
Stockholders' equity
 Preferred stock, $0.10 par value;
  authorized 10.0 shares;
  none issued                             -           -
 Common stock, $0.10 par value;
  authorized 75.0 shares;
  shares issued 29.1 at 1996
  and 1995; share outstanding
  28.0 at 1996 and 28.3 at 1995            2.9         2.9
 Additional paid-in capital              128.9       129.0
 Foreign currency translation
  adjustment                               3.9         8.4
 Retained earnings                       300.0       240.0
 Minimum pension liability                -           (9.9)
 Treasury stock, at cost                 (36.8)      (22.5)
                                        ------      ------
  Total stockholders' equity             398.9       347.9
                                        ------      ------

Commitments and contingencies

  Total liabilities
  and stockholders' equity              $960.1      $907.8
                                        ======      ======

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF EARNINGS
In millions, except amounts per share

Years ended December 31,             1996        1995       1994

Sales                             $1,028.0     $930.1      $888.6

Operating costs and expenses
 Cost of sales                       477.8      427.2       416.3
 Marketing, general and
  administrative                     319.3      300.4       281.9
 Research and development            108.4       91.7        91.5
 Restructuring charge                  -         27.7        11.3
                                   -------     ------      ------
                                     905.5      847.0       801.0
                                   -------     ------      ------
Operating income                     122.5       83.1        87.6

Nonoperating income (expense)
 Interest income                       5.8        5.3         5.1
 Interest expense                    (18.1)     (13.4)      (13.2)
 Other, net                            1.3       (2.6)       (4.6)
                                   -------     ------      ------
                                     (11.0)     (10.7)      (12.7)
                                   -------     ------      ------
Earnings before income taxes         111.5       72.4        74.9
Income taxes                          36.8       23.5        27.6
                                   -------     ------      ------
Net earnings before cumulative
 effect of change in accounting
 principle                            74.7       48.9        47.3

Cumulative effect of change in
 accounting principle - accounting
 for postemployment benefits (net
 of tax benefit of $3.0)                -          -         (5.1)
                                   -------     ------      ------
Net earnings                       $  74.7     $ 48.9      $ 42.2
                                   =======     ======      ======
Weighted average common shares
 and common share
 equivalents                          28.9       28.8        28.1

Net earnings per share before
cumulative effect of change in
accounting principle               $  2.58     $ 1.70      $ 1.68

Cumulative effect of change in
accounting principle                    -         -         (0.18)
                                   -------     ------      ------
Net earnings per share             $  2.58     $ 1.70      $ 1.50
                                   =======     ======      ======

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
In millions

                                       Foreign
                           Additional  Currency              Minimum
                    Common Paid-in     Translation Retained  Pension   Treasury
                    Stock  Capital     Adjustment  Earnings  Liability Stock
                    -----  ---------   ----------- --------  --------- --------
Balances, December
31, 1993           $ 2.9   $129.6      $(1.1)      $172.4        -     $ (28.3)
Net earnings                                         42.2
Foreign currency
 translation
 adjustments                             9.7
Dividends to
 stockholders                                       (11.2)
Purchases of
 treasury stock                                                          (14.6)
Vesting of
 restricted stock             0.1
Employee stock
 purchases                    0.3                                         15.0
                    ----   ------      -----       ------     -----     ------
Balances, December
 31, 1994          $ 2.9   $130.0       $8.6       $203.4       -       $(27.9)
Net earnings                                         48.9
Foreign currency
 translation
 adjustments                            (0.2)
Dividends to
 stockholders                                       (12.3)
Purchases of
 treasury stock                                                          (13.3)
Vesting of
 restricted stock             0.1
Employee stock
 purchases                   (1.1)                                        18.7
Minimum pension
 liability                                                    (9.9)
                    ----    -----       -----       -----      ----       ----
Balances, December
31, 1995           $ 2.9   $129.0       $8.4       $240.0    $(9.9)     $(22.5)

Net earnings                                         74.7
Foreign currency
 translation
 adjustments                            (4.5)
Dividends to
 stockholders                                       (14.7)
Purchases of
 treasury stock                                                          (35.9)
Employee stock
 purchases                   (0.1)                                        21.6
Minimum pension
 liability                                                     9.9
                   -----   ------       ----       ------     ----      ------
Balances, December
 31, 1996          $ 2.9   $128.9       $3.9       $300.0       -       $(36.8)
                   =====-  ======       ====       ======     ====      ======

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
In millions

Years ended December 31,            1996      1995      1994

Cash Flows from Operating
Activities
 Net earnings                     $ 74.7    $ 48.9    $ 42.2
 Adjustments to reconcile net
 earnings to net cash provided
 by operating activities
    Depreciation and amortization   87.8      79.1      70.1
    Net deferred income taxes       11.3      10.2       6.9
 Changes in assets and
 liabilities
    Trade receivables and other    (26.1)    (23.7)     (7.0)
    Inventories                    (26.4)    (15.7)     15.8
    Accounts payable and accrued
     expenses                       30.7       0.7       5.9
    Restructuring reserve          (10.6)    (12.9)    (42.1)
    Accrued income taxes             7.0      (8.8)      6.3
    Other                           (9.3)    (17.6)     13.0
                                   -----     -----     -----
    Net cash provided by
     operating activities          139.1      60.2     111.1
                                   -----     -----     -----
Cash Flows from Investing
 Activities
 Additions to property, plant and
  equipment                       (110.5)   (103.2)    (97.4)
 Net disposals of property, plant
  and equipment                     18.7      13.2      17.1
 Sales (purchases) of short-term
  investments                        0.2      (7.5)     21.2
 Investments and acquisitions      (23.0)    (15.5)     (1.5)
                                  ------     -----     -----
     Net cash used by investing
     activities                   (114.6)   (113.0)    (60.6)
                                  ------     -----     -----
Cash Flows from Financing
Activities
 Dividends to stockholders         (14.7)    (12.3)    (11.2)
 Proceeds from issuance of stock    21.5      17.6      15.3
 Purchases of treasury stock       (35.9)    (13.3)    (14.6)
 Notes payable borrowings
  (reductions)                      (2.4)      2.8     (21.9)
 Long-term debt borrowings         128.3      43.4       4.9
 Long-term debt reductions        (113.0)     (3.5)     (1.9)
 Other                                -        0.1      (1.4)
                                   -----      ----      ----
     Net cash provided (used) by
     financing activities          (16.2)     34.8     (30.8)
                                   -----      ----      ----
Effect of exchange rates on cash
 and equivalents                     0.1        -        0.3
                                   -----      ----      ----
Increase (decrease) in cash and
 equivalents                         8.4     (18.0)     20.0

Cash and equivalents-beginning
 of year                            26.2      44.2      24.2
                                  ------    ------    ------
Cash and equivalents-end of year  $ 34.6    $ 26.2    $ 44.2
                                  ======    ======    ======

Supplemental Disclosures of Cash
 Flow Information
 Cash payments for income taxes   $ 13.0    $ 22.0    $ 11.8
 Cash payments for interest         18.3      12.0      14.5

Noncash Investing and
  Financing Activities
  Conversion of notes receivable     8.1       -         -
  Minimum pension liability         (9.9)      9.9       -
  Purchase of equipment under
   capital lease obligation        $ 6.9    $  6.8    $  1.3


See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
In millions, except amounts per share


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

Financial Instruments

  The carrying value of cash and cash equivalents, trade receivables and other, other current assets, investments, notes payable, accounts payable, and amounts included in other accrued expenses meeting the definition of a financial instrument, approximate their fair value at December 31, 1996. The carrying value of the Company's debt, $180.9, and derivative instruments, $1.2, also approximate their fair value at December 31, 1996.

  Market values of the Company's financial instruments, other than debt and derivative instruments, are based upon management estimates. Market values of the Company's debt and derivative instruments are determined by quotes from financial institutions.

Foreign Currency Translation

  Non-U.S. assets and liabilities are translated into U.S. dollars at fiscal year-end exchange rates. Operating results are translated at exchange rates prevailing during the year. The resulting translation adjustments are accumulated as a separate component of stockholders' equity.

  Gains and losses resulting from foreign currency transactions and translation adjustments relating to foreign entities deemed to be operating in U.S. dollar functional currency or in highly inflationary economies are included in the statement of earnings in "other, net". The Company experienced net foreign currency gains (losses) of $2.2 in 1996, $2.3 in 1995, and $(4.5) in 1994.

Revenue Recognition

  In general, revenue is recognized when a product is shipped. When a customer enters into an operating-type lease agreement, revenue is recognized over the life of the lease. Under a sales-type lease agreement, revenue is recognized at the time of shipment with interest income recognized over the life of the lease. Service revenues are recognized ratably over the life of the service agreement or as service is performed, if not under contract.

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

Stock Compensation

  Typically, the Company issues options with a grant price equal to the fair value of the Company's common stock. Accordingly, no compensation cost has been recognized for its stock option or stock purchase plans. The Company discloses in Note 7 "Employee Benefits" the effect on the Company's earnings as if compensation cost was recorded as the estimated value of the stock option granted.

Derivatives

  Gains and losses on hedges of existing assets or liabilities are included in the carrying amounts of those assets or liabilities and are ultimately recognized in income as part of those carrying amounts. Gains and losses related to qualifying hedges of firm commitments or anticipated transactions also are deferred and are recognized in income in "other, net" or as adjustments of carrying amounts when the hedged transaction occurs. Gains and losses on hedges of foreign net asset positions are included in stockholders' equity, under the caption "Foreign currency translation adjustment." Gains and losses on interest rate swaps accounted for as hedges are recognized over the term of the swap as a reduction or increase in "interest expense."

Earnings Per Share

  Net earnings per share is calculated using the weighted average number of common shares outstanding during the period, including the effect of common share equivalents. Common share equivalents are comprised of the dilutive effect of outstanding stock options.
Common share equivalents reduced net earnings per share by $0.08 in 1996 and $0.04 in 1995. The effect of common share equivalents was not included prior to 1995 as the dilutive effect was not significant. Primary earnings per share approximates fully diluted earnings per share for each period presented.

Cash and Equivalents

  The Company considers cash and equivalents to include cash in banks, time deposits and investments having an original maturity of three months or less.


Short-Term Investments

  Short-term investments are principally comprised of investments with original maturities in excess of three months but less than one year.

Investments

  The Company periodically makes investments in unaffiliated companies through debt and equity securities. The investments are considered available-for-sale and carried at current fair value with unrealized gains or losses reported as a separate component of stockholders' equity, if necessary. Investments in which the Company is able to exercise significant influence and/or owns a 20% to 50% equity interest are accounted for using the equity method. Investments are included in "other assets."

Inventories

  Inventories are valued at the lower of cost or market (net realizable value). Cost is determined by the first-in, first-out method.

Property, Plant and Equipment and Depreciation

  Land, buildings and machinery and equipment are carried at cost. The cost of additions and improvements are capitalized, while maintenance and repairs are expensed as incurred. Depreciation is computed generally on the straight-line method over the estimated useful lives of the related assets. Buildings are depreciated over 20 to 40 years, machinery and equipment over 3 to 10 years and instruments subject to lease over the lease term but not in excess of 7 years. Leasehold improvements are amortized over the lesser of the life of the asset or the term of the lease but not in excess of 20 years.

Reclassifications

  Certain amounts from the prior years have been reclassified to conform to the current presentation.



2. REDIRECTED BUSINESS STRATEGY AND REORGANIZATION

  The Company incurred restructuring charges of approximately $27.7 in 1995 and $11.3 in 1994. The 1995 and 1994 restructuring charges include costs for facility moves and transition costs which were anticipated and directly associated with the 1993 restructuring plan but could not be recognized in establishment of the original restructuring reserve under generally accepted accounting principles. At December 31, 1996 and 1995, the Company's remaining obligations relating to the restructuring charges were $2.6 and $13.2, respectively, and are included in "other accrued expenses".


3. COMPOSITION OF CERTAIN FINANCIAL STATEMENT CAPTIONS

                                         1996         1995
                                         ----         ----
Trade receivables and other
  Trade receivables                    $295.3       $270.3
  Other receivables                      20.7         21.5
  Current portion of lease receivables    3.1          6.1
  Less allowance for doubtful
   receivables                           (9.6)        (9.1)
                                       ------       ------
                                       $309.5       $288.8
                                       ======       ======
Inventories
  Finished products                    $123.8       $117.7
  Raw materials, parts and assemblies    53.0         40.5
  Work in process                        13.6          8.0
                                       ------       ------
                                       $190.4       $166.2
                                       ======       ======
Property, plant and equipment, net
  Land                                 $  9.1       $ 10.5
  Buildings                             144.1        142.0
  Machinery and equipment               239.1        218.0
  Instruments subject to lease(a)       281.6        256.7
                                       ------       ------
                                        673.9        627.2
Less accumulated depreciation
  Building, machinery and equipment    (236.4)      (224.2)
  Instruments subject to lease(a)      (174.0)      (150.9)
                                       ------       ------
                                       $263.5       $252.1
                                       ======       ======
Other accrued expenses
  Restructure reserve                  $  2.6       $ 13.2
  Royalties                               7.7          0.7
  Unrealized service income              36.9         35.6
  Insurance                              23.1         23.9
  Accrued warranty and installation
   costs                                  4.5          4.7
  Other                                  40.4         21.4
                                       ------       ------
                                       $115.2       $ 99.5
                                       ======       ======

(a) Includes instruments leased to customers under three-to five-year cancelable operating leases.


4.   Acquisitions

  In December 1996 the Company acquired the assets and assumed the liabilities of the laboratory robotics division of Sagian Inc. of Indianapolis, Indiana. By combining Sagian's scheduling software and robotics with its own biorobotics systems, the Company enhanced its ability to serve the pharmaceutical industry's need for high-throughput screening (HTS) of candidate compounds for new drugs. The acquisition was accounted for as a purchase.

  Effective January 2, 1996, the Company acquired the assets and assumed the liabilities of Hybritech Incorporated, a San Diego-based life sciences and diagnostics company. The acquisition expanded the Company's ability to develop and manufacture high sensitivity immunoassays, including cancer tests. The acquisition was accounted for as a purchase.

  In May 1995, the Company agreed to acquire Genomyx Corporation of Foster City, California. Genomyx is a developer and manufacturer of advanced DNA sequencing products and complements the Company's biotechnology business. Through December 31, 1995, the Company invested approximately $8.1 in convertible notes receivable and a less than 20% ownership of Genomyx common stock. On October 21, 1996, the Company acquired the remaining shares of Genomyx voting common stock for cash and conversion of the $8.1 convertible note. The acquisition was accounted for as a purchase.

   The purchase prices of the acquisitions and results of operations were not material to the Company individually or in the aggregate.


5.  Debt

   Notes payable consist primarily of bank borrowings by the Company's subsidiaries outside the U.S. under local line of credit facilities and the current portion of long-term debt. The bank borrowings are short-term borrowings at rates which approximate current market rates; therefore, the carrying value of the notes approximates the market value. At December 31, 1996 approximately $116.0 of unused short-term lines of credit were available to the Company's subsidiaries outside the U.S. at various interest rates. Within the U.S., the Company had available $20.0 in committed unused short-term lines of credit at market rates. Compensating balances and commitment fees on these lines of credit are not material and there are no withdrawal restrictions.

   In June 1996, the Company issued $100.0 of debentures bearing an interest rate of 7.05% per annum due June 1, 2026. Interest is payable semi-annually in June and December. The debentures were recorded net of discount and issuance costs of approximately $1.5 which are being amortized to interest expense over the term of the debentures. The debentures may be repaid on June 1, 2006 at the option of the holders of the debentures, at 100% of their principal amount, together with accrued interest to June 1, 2006, in accordance with the terms of the debenture agreement. The debentures may be redeemed, in whole or in part, at the option of the Company at any time after June 1, 2006 at a redemption price equal to the greater of the principal amount of the debentures or the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date on a semiannual basis at a comparable treasury issue rate plus 0.1%.

   The Company has a $150.0 revolving credit agreement (the "Credit Agreement") expiring on September 30, 1999. Borrowings under the Credit Agreement bear interest at current market rates and are subject to a number of conditions, including the absence of a significant change in control of the Company. As of December 31, 1996, there were no borrowings against the credit line.

Long-term debt consisted of the following at December 31:

                             Average
                             Rate of
                             Interest     1996        1995
                             --------     ----        ----
Debentures                    7.05%     $100.0      $  -
Senior notes, unsecured       7.4%        50.0        50.0
Commercial paper              5.5%        -           92.0
Other long-term debt          4.9%        30.9        23.6
                                        ------      ------
                                         180.9       165.6

Less current maturities                    4.3         2.9
                                        ------      ------
Long-term debt, less
 current maturities                     $176.6      $162.7
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

   Other long-term debt at December 31, 1996 and 1995 consists principally of $22.1 and $16.8 of yen denominated senior notes. Of the 1996 balance, $6.2 matures in 1998, $8.8 matures in 1999 and $7.1 matures in 2002. Capitalized leases of $8.8 in 1996 and $6.8 in 1995 are also included in other long-term debt.

   Certain of the Company's borrowing agreements contain covenants that the Company must comply with, for example: minimum consolidated net worth, several specified ratios, and the limitation on the sale or mortgage of certain assets. At December 31, 1996, the Company was in compliance with all such covenants.

   The aggregate maturities of long-term debt for the five years subsequent to December 31, 1996 are $4.3 in 1997, $9.5 in 1998, $9.9
in 1999, $50.1 in 2000, $0.0 in 2001 and $107.1 thereafter.


6. Income Taxes

   The components of earnings before income taxes were:

                               1996        1995        1994
                               ----        ----        ----
U.S.                         $ 42.5       $21.2       $30.5
Non-U.S.                       69.0        51.2        44.4
                             ------       -----       -----
                             $111.5       $72.4       $74.9
                             ======       =====       =====


   The provision (benefit) for income taxes consisted of the following:

                               1996        1995        1994
                               ----        ----        ----
Current
  U.S. federal                $ 9.6       $ 5.1       $ 6.1
  Non-U.S.                     12.4         7.7         9.5
  U.S. state and Puerto Rico    4.0        (0.6)        3.0
                              -----       -----       -----
Total current                  26.0        12.2        18.6
                               ----        ----        ----
Deferred
  U.S. federal                  9.0         4.3         7.8
  Non-U.S.                      1.8         7.0         1.2
                              -----       -----       -----
   Total deferred, net         10.8        11.3         9.0
                              -----       -----       -----
Total                         $36.8       $23.5       $27.6
                              =====       =====       =====

   The reconciliations of the U.S. federal statutory tax rate to the consolidated effective tax rate is as follows:

                               1996        1995        1994
                               ----        ----        ----
Statutory tax rate            35.0%       35.0%       35.0%
State taxes, net of U.S.
 tax benefit                   0.4         0.8         0.5
Ireland and Puerto Rico
 income                       (6.8)      (13.6)       (8.0)
Non-U.S. taxes                 5.0        10.9         9.3
Foreign income taxed in
 the U.S., net of
 credits                      (2.8)        0.4        (1.6)
Other                          2.2        (1.0)        1.6
                              ----        ----        ----
Effective tax rate            33.0%       32.5%       36.8%
                              ====        ====        ====

   Certain income of subsidiaries operating in Puerto Rico and Ireland is taxed at substantially lower income tax rates than the U.S. federal statutory tax rate. The lower rates reduced expected income taxes by approximately $7.6 in 1996, $9.8 in 1995, and $6.0 in 1994. Since April 1990, earnings from manufacturing operations in Ireland are subject to a 10% tax. The lower Puerto Rico income tax rate expires in July 2003.

   The components of the provision for deferred income taxes are:

                               1996        1995        1994
                               ----        ----        ----
Restructuring costs           $ 3.0       $13.2       $14.5
International
  transactions                  1.3        (4.7)       (2.2)
Accelerated depreciation       (0.5)        0.4        (0.5)
Accrued expenses                3.3        (0.6)        2.4
Pension costs                   6.9         1.7        (5.3)
Postretirement
  medical costs                (1.7)       (0.5)       (1.1)
Other                          (1.5)        1.8         1.2
                              -----       -----       -----
   Total                      $10.8       $11.3       $ 9.0
                              =====       =====       =====

   The tax effect of temporary differences which give rise to significant portions of deferred tax assets and liabilities consists of the following at December 31:

                                           1996        1995
                                           ----        ----
Deferred tax assets
 Receivables                             $  0.6      $  0.9
 Inventories                                2.9         3.3
 Capitalized expenses                       1.0         1.6
 Intercompany transactions                  0.3         2.6
 Pension costs                              2.4        11.1
 Accrued expenses                          19.9        22.1
 Restructuring costs                        0.6         4.0
 Environmental costs                        5.0         5.1
 Postretirement benefits                   26.5        24.7
 Other                                     31.1        31.0
                                          -----       -----
                                           90.3       106.4
Less: Valuation allowance                 (14.5)      (14.5)
                                          -----       -----

Total deferred tax assets                  75.8        91.9

Deferred tax liabilities
    Depreciation                            2.3         1.6
    Other                                   1.3         1.1
                                          -----       -----

Net deferred tax asset                   $ 72.2      $ 89.2
                                         ======      ======

   Based upon the Company's historical pretax earnings, adjusted for significant items such as non-recurring charges, management believes it is more likely than not that the Company will realize the benefit of the existing net deferred tax asset at December 31, 1996. Management believes the existing net deductible temporary differences will reverse during periods in which the Company generates net taxable income. Certain tax planning or other strategies will be implemented, if necessary, to supplement income from operations to fully realize recorded tax benefits.

   At December 31, 1996 and 1995 the Company recorded a valuation allowance of $14.5 for certain deductible temporary differences for which it is more likely than not that the Company will not receive future benefits.

   Non-U.S. withholding taxes and U.S. taxes have not been provided on approximately $112.2 of unremitted earnings of certain non-U.S.
subsidiaries because such earnings are or will be reinvested in operations or will be offset by credits for foreign income taxes paid.

   All income tax liability issues between the Company and its former parent SmithKline Beckman have been resolved in accordance with a tax agreement between the two companies. Such resolution did not have a material effect on the Company's consolidated financial position or operating results.


7. Employee Benefits

Incentive Compensation Plans

   In 1988, the Company adopted an Incentive Compensation Plan for its officers and key employees, which provided for stock-based incentive awards based upon several factors including Company performance. This plan expired on December 31, 1990, but options outstanding on that date were not affected by such termination. Pursuant to this plan, the Company granted options to purchase approximately 755,000 shares, with an expiration date of ten years from the date of grant.

   The Company has also adopted the Incentive Compensation Plan of 1990. This 1990 plan reserves shares of the Company's common stock for grants of options and restricted stock. Granted options typically vest over three years and expire ten years from the date of grant. Subsequent to stockholder approval in 1992, amendments were adopted to extend the expiration of the plan to 2001 and to increase each year, commencing January 1, 1993, the number of shares available under the plan by 1.5% of the number of common shares issued and outstanding as of the prior December 31. As of January 1, 1997, 731,720 shares remain available for grant under this plan.

   The following is a summary of the Company's option activity, including weighted average option information (in thousands, except per option information):

                      1996                1995                  1994
                      ----                ----                  ----
                        Exercise            Exercise               Exercise
                        Price Per           Price Per              Price Per
               Options  Option   Options    Option       Options   Option
               -------  ------   -------    ------       -------   ------
Outstanding
 at beginning
 of year        2,634   $22.83     2,689     $21.39      2,326      $19.38

Granted           447   $40.72       418     $29.33        773      $26.44

Exercised        (372)  $19.97      (424)    $19.57       (354)     $18.52

Cancelled         (37)  $37.12       (49)    $27.20        (56)     $25.75
                -----              -----                 -----
Outstanding
 at end of
 year           2,672   $26.03     2,634     $22.83      2,689      $21.39
                =====   ======     =====     ======      =====      ======

                                       Remaining
   Range of    Outstanding  Exercisee  Contractural  Exercisable   Exercise
   Exercise    at December  Price Per  Life          at December   Price Per
   Prices      31, 1996     Option     (Years)       31, 1996 (1)  Option
   ------      --------     ------     -------       ------------  ------

  $16.50 to
   $22.50         1,223       $19.71        4.4        1,223        $19.71
  $26.38 to
   $28.88           645       $26.44        7.2          546        $26.42
  $29.25 to
   $35.13           383       $29.34        8.3          142        $29.33
  $40.56 to
   $40.75           421       $40.75        9.3           -            -
                  -----                                -----
  $16.50 to
   $40.75         2,672       $26.03        6.4        1,911        $22.34
                  =====                                =====

   (1) Options exercisable at December 31, 1995 and 1994 (in thousands) were 1,705 and 1,671, respectively.

   The following represents pro forma information as if the Company recorded compensation cost using the fair value of the issued compensation instrument (the results may not be indicative of the actual effect on net income in future years):

                                              1996         1995

   Net earnings as reported                  $74.7        $48.9
   Assumed stock compensation cost             2.6          0.9
                                             -----        -----
   Pro forma net earnings                    $72.1        $48.0
                                             =====        =====
   Earnings per share as reported            $2.58        $1.70
   Pro forma earnings per share              $2.49        $1.67

   The Company uses the Black-Scholes valuation model for estimating the fair value of its compensation instruments. The following represents the estimated fair value of options granted and the assumptions used for calculation:

                                              1996         1995

   Estimated fair value per option
    granted                                 $14.56       $11.29
   Average exercise price per option
    granted                                 $40.72       $29.33
   Stock volatility                           18.0%        20.6%
   Risk-free interest rate                     6.7%         7.2%
   Annual rate of forfeiture                   3.0%         3.0%
   Option term - years                        10.0         10.0
   Stock dividend yield                        1.5%         1.5%

Stock Purchase Plan

   The Company's stock purchase plan allows all U.S. employees and employees of certain subsidiaries outside of the U.S. to purchase the Company's common stock at favorable prices and upon favorable terms. Employee purchases are settled at six month intervals as of June 30 and December 31. The difference between the purchase price and fair value is not material. Employees purchased 175,257 shares in 1996.

   At December 31, 1996, 916,122 shares remain available for use in the plan.

Treasury Stock

   The Company is authorized to purchase on the open market up to 1,000,000 shares of the Company's common stock each year through December 1998. Treasury shares have been, and are expected to continue to be, reissued to satisfy the Company's obligations under existing employee benefit plans. At December 31, 1996, 1,124,345 shares remain in treasury of which 1,026,652 are held by the Benefit Equity Fund having a market value of $39.4 at December 31, 1996.

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


Postemployment Benefits

   Effective January 1, 1994 the Company adopted Statement of Financial Accounting Standards No. 112 ("SFAS 112") "Employers' Accounting for Postemployment Benefits". This statement required the Company to recognize an obligation for postemployment benefits provided to former or inactive employees, their beneficiaries and covered dependents after employment but before retirement. Accordingly, the Company recognized a transition obligation of $8.1 and a net expense of $5.1 (net of tax benefit of $3.0) as the cumulative effect of the accounting change. Additional accruals for postemployment benefits, subsequent to adopting SFAS 112, were approximately $0.8 in 1996 and 1995, and $0.7 in 1994.


8.  Retirement Benefits

Pension Plans

   The Company has pension benefits covering substantially all of its employees. Consolidated pension expense was $18.3 in 1996, $13.3 in 1995, and $17.8 in 1994.

   U.S. pension benefits are based on years of service and compensation during the five highest consecutive earnings years.
Components of U.S. pension expense were:

                               1996        1995        1994
                               ----        ----        ----
Service cost                 $ 10.8      $  7.1      $ 10.2
Interest cost                  25.7        24.0        24.4
Actual return on
  plan assets                 (23.2)      (23.8)      (23.0)
Net amortization
  and deferral                  1.0         1.2         2.2
                             ------      ------      ------
Total                        $ 14.3      $  8.5      $ 13.8
                             ======      ======      ======

   The Company's funding policy is to provide currently for accumulated benefits, subject to federal regulations. Plan assets consist principally of U.S. government fixed income securities and corporate stocks and bonds. The funded status of the Company's pension liabilities and assets and amounts recognized in the Company's consolidated financial statements with respect to the U.S. plan were:

                                            1996        1995
                                            ----        ----
Vested benefit obligation                  $312.2      $314.6
                                           ------      ------
Accumulated benefit obligation             $314.2      $316.9
Projected compensation increases             45.0        41.9
                                           ------      ------
Projected benefit obligation                359.2       358.8
Plan assets at fair market value           (314.1)     (273.4)
                                           ------      ------
Projected benefit obligation
  in excess of plan assets                   45.1        85.4
Unrecognized transition obligation           (1.9)       (2.4)
Unrecognized net loss                       (35.6)      (54.5)
Unrecognized prior service cost              (7.3)       (8.2)
Required minimum pension liability
  (unfunded accumulated benefits)              -         24.5
                                           ------      ------
Accrued pension cost
  in other liabilities                     $  0.3      $ 44.8
                                           ======      ======
Assumptions used in calculations
 Expected long-term rate of return            9.8%        9.8%
 Discount rate                                7.8%        7.0%
 Average rate of increase in compensation     4.3%        4.3%

   In accordance with the provisions of Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions," the Company recorded, as shown in the above table, an additional minimum liability during 1995 representing the excess of the accumulated benefit obligation over the fair value of plan assets and accrued pension cost. The liability was offset by an intangible asset up to the amount of unrecognized prior service cost, with the remaining balance reported as a reduction to stockholders' equity, net of tax. The minimum pension liability was not required at December 31, 1996.

   Certain subsidiaries outside the U.S. have separate pension plan arrangements which include both funded and unfunded plans. Unfunded foreign pension obligations are recorded as a liability on the Company's consolidated balance sheets. Plan assets exceed accrued liabilities and vested benefits. Pension expense for plans outside of the U.S. was $4.0 in 1996, $4.8 in 1995, and $4.0 in 1994.

   The Company has a voluntary defined contribution savings plan for its U.S. employees. Eligible employees may contribute a portion of their compensation to this plan. Company contributions, which are based on a percentage of employee contributions, were $4.5 in 1996, $3.6 in 1995, and $3.8 in 1994. Employees generally become fully vested with respect to Company contributions after three years of service with the Company.


Health Care and Life Insurance Benefits

   The Company and its subsidiaries presently provide certain health care and life insurance benefits for retired U.S. employees and their dependents. Eligibility for the plan and participant cost sharing is dependent upon the participant's age at retirement, years of service and retirement date.

   The net periodic cost for postretirement health care and life insurance benefits includes the following:

                                   1996       1995       1994
                                   ----       ----       ----
  Service cost                     $1.4       $1.0       $2.0
  Interest cost                     2.8        3.0        4.9
                                   ----       ----       ----
  Total                            $4.2       $4.0       $6.9
                                   ====       ====       ====

   The following table sets forth the plan's funded status and amounts recognized in the Company's consolidated balance sheet in "other liabilities" at December 31:

                                           1996        1995
                                           ----        ----
Accumulated postretirement benefit
 obligations
 Retirees                                 $27.2       $33.3
 Fully eligible active plan
  participants                              2.2         2.0
 Other active plan participants            17.3        19.3
                                          -----       -----
Total obligation                           46.7        54.6
Plan assets                                 -            -
                                          -----       -----
Accumulated postretirement benefit
 obligation in excess of plan assets       46.7        54.6
Unrecognized net gain                      17.8         6.5
                                          -----       -----
Accrued postretirement benefit
 liability                                $64.5       $61.1
                                          =====       =====

                                 1996       1995        1994
                                 ----       ----        ----
Assumptions used in
 calculations
  Healthcare cost trend rate     8.0%       8.0%        8.0%
  Healthcare cost trend rate
   at end of eight years         5.5%       5.5%        5.5%
  Discount rate                  7.8%       7.0%        9.0%

   An assumed 1% increase in the healthcare cost trend rate for each year would have resulted in an increase in the net periodic pension cost to $5.1 in 1996, $4.7 in 1995 and $8.1 in 1994 and an accumulated post retirement benefit obligation of $71.5 in 1996 and $67.9 in 1995.

   Employees outside the U.S. generally receive similar benefits from government-sponsored plans.


9. Commitments and Contingencies

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

   In 1983, the Company discovered organic chemicals in the groundwater near a waste storage pond at a Company facility in Porterville, California. The Company is indemnified by SmithKline Beecham p.l.c. with respect to this matter for any costs incurred by the Company in excess of applicable insurance, eliminating any impact on the Company's earnings or financial position.

   The Company continues to operate a groundwater treatment system on previously owned land in Irvine, California. Areas of soil contamination remain on the property that may require remediation in the future. Also related to this property is a pending lawsuit, alleging damages caused by the pollution of the property, against the party who purchased the property from the Company. Although the Company is not a defendant in the suit, it is obligated to contribute to any resolution of the matter. The Company believes it has established adequate reserves for ongoing remediation and the outcome of the litigation, and that any liability beyond that provided for will not have a material adverse effect on the Company's operations or financial position.

Litigation

   In 1995, a lawsuit was filed against the Company in the Superior Court of Orange County, California by two of its former employees alleging breach of contract relating to the commercial development of certain technology. The plaintiffs seeks monetary damages of not less than $150.0. The Company believes that the plaintiffs' claims are without merit and that the Company has good and sufficient defenses to each such claim.

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

   Local authorities in Palermo (Sicily), Italy are investigating the activities of officials at a local government hospital and laboratory as well as representatives of the principal worldwide companies marketing diagnostics equipment in Italy, including the Company's Italian subsidiary. The inquiry focuses on past leasing practices for placement of diagnostics equipment which were common industrywide practices throughout Italy, but now are alleged to be improper. The Company believes the evidence in the case is weak and insufficient to support a criminal conviction.

   Through its Hybritech acquisition (see note 4 "Acquisitions"), the Company obtained a patent, referred to as the Tandem Patent, that generates royalty income. The Tandem Patent is involved in an interference action in the U.S. Patent and Trademark Office with a patent application owned by La Jolla Cancer Research Foundation (the "Foundation"). If the Foundation wins the interference, the Company would lose the Tandem Patent and the royalty income, and a new patent would be issued to the Foundation covering those products. The Company believes it has the stronger case and expects to prevail.

   The Company and its subsidiaries are involved in a number of lawsuits which the Company considers normal in view of its size and the nature of its business. The Company does not believe that any liability resulting from any such lawsuits, or the matters described above, will have a material adverse effect on its operations or financial position.

Lease Commitments

   The Company leases certain facilities, equipment and automobiles. Certain of the leases provide for payment of taxes, insurance and other charges by the lessee. Rent expense was $32.9 in 1996, $32.4 in 1995, and $27.3 in 1994.

   Minimum annual rentals payable under non-cancelable operating leases aggregate $46.4, which is payable $13.8 in 1997, $10.0 in 1998, $5.7 in 1999, $3.7 in 2000, $2.9 in 2001, and $10.3 thereafter.

Other

   In February of 1997, the Board of Directors declared a quarterly dividend of $0.15 per share, which approximates $4.2 in total. This dividend is payable March 13, 1997 to stockholders of record on February 21, 1997.


10.  Derivatives

   The Company manufactures its products principally in the United States, but generates approximately half of its revenues from sales made outside the U.S. by its international subsidiaries utilizing the subsidiary's local currency, exposing the Company to the risk of foreign currency fluctuations. Also, as the Company is a net borrower, it is exposed to the risk of fluctuating interest rates. The Company utilizes derivative instruments in an effort to mitigate these risks. Typically, the Company does not hold or issue financial instruments for trading purposes.

   Various foreign currency contracts are used to hedge firm commitments denominated in foreign currencies and to mitigate the impact of changes in foreign currency exchange rates on the Company's operations. At December 31, 1996, the Company had foreign currency swaps totaling $89.8 expiring at various dates through March 1997.
At December 31, 1995, the Company had foreign currency swaps totaling
$111.2.

   The Company uses purchased foreign currency options, forward contracts and complex options, consisting of purchased options and call spreads, to hedge anticipated transactions with its foreign customers. Anticipated transactions represent estimated minimum probable sales, denominated in foreign currencies, not in excess of one year from the balance sheet date. Anticipated transactions are estimated based upon historical, budgeted and forecasted operations at the Company's international subsidiaries. The hedge instruments mature at various dates with resulting gains or losses recognized at the maturity date, which approximate the transaction date. The contract values are summarized as follows at December 31:

                                   1996          1995
                                   ----          ----
Purchased Options                 $28.5         $46.0
Forward Contracts                  63.6          36.0
Complex Options                     -            32.3

   The Company occasionally uses purchased foreign currency contracts to hedge the market risk of a subsidiary's net asset position. At December 31, 1996 and 1995, the Company had $3.5 and $9.4 purchased foreign currency options related to net asset positions, expiring in the first quarter of 1997 and 1996, respectively. The purchased foreign currency options resulted in favorable foreign currency translation adjustments of $1.2 at December 31, 1996 and 1995.

   In 1996, the Company purchased foreign currency call options totaling $45.9 at December 31, 1996 which did not qualify for hedge accounting treatment. The call options were purchased to create synthetic puts when combined with forward contracts. The call options mature at various dates throughout 1997 with resulting gains recognized at maturity. The contracts' average value during the period approximated the year end value.

   In December 1996, the Company entered into a $50.0 interest rate swap on its $100.0 debenture in which the Company receives a fixed interest rate of 6.1% and pays a floating interest rate equal to the three-month LIBOR less 27 basis points (5.2% at December 31, 1996). The interest rate swap is accounted for as a hedge.

     The Company is exposed to credit risk in the event of non-performance of the counterparties to its foreign currency contracts and interest rate swap agreements, which the Company believes is remote. Nevertheless, the Company monitors its counterparty credit risk and utilizes netting agreements and internal policies to mitigate its risk. The disclosed derivatives are indicative of the volume and types of instruments used throughout the year.

   Unrealized gains or losses on derivative instruments were not material at December 31, 1996.


11.  Business Segment Information

Industry Segment

   The Company is engaged primarily in the design, manufacture and sale of laboratory instrument systems and related products.

                               1996        1995        1994
                               ----        ----        ----
Geographic areas
Sales
  United States-domestic   $  738.5     $ 606.1     $ 588.2
  United States-export         36.0        28.9        24.2
  Europe                      318.6       312.9       292.9
  Asia and other areas        163.1       160.2       153.8
  Transfers between areas    (228.2)     (178.0)     (170.5)
                           --------     -------     -------
  Total sales              $1,028.0     $ 930.1     $ 888.6
                           ========     =======     =======
Operating income
  United States before
   research and
   development             $  180.1     $ 137.2     $ 147.7
  Research and
   development (a)           (108.4)      (91.7)      (91.5)
                            -------     -------     -------
  United States                71.7        45.5        56.2
  Europe                       45.4        28.2        22.5
  Asia and other areas          5.4         9.4         8.9
                            -------     -------     -------
  Total operating
   income (b)               $ 122.5     $  83.1     $  87.6
                            =======     =======     =======
Identifiable assets
  United States             $ 503.3     $ 446.3     $ 381.8
  Europe                      243.1       228.8       213.0
  Asia and other areas         94.0        89.4        88.8
  Corporate                   119.7       143.3       145.5
                            -------     -------     -------
 Total assets               $ 960.1     $ 907.8     $ 829.1
                            =======     =======     =======

(a) The Company's principal research and development efforts are performed in the United States.

(b) Includes restructuring charges of $27.7 and $11.3 in 1995 and 1994, respectively.

   Identifiable assets are those assets used by the operations in each geographic location. Corporate assets consist primarily of cash and equivalents, short-term investments, deferred tax assets, lease receivables and fixed assets of a corporate nature. Asia and other areas include, primarily, operations in Japan, Canada and Latin America. Inter-area sales are made at terms that allow for a reasonable profit to the seller. At December 31, 1996 trade receivables and other by geographic area were United States $120.9, Europe $135.8 and Asia and other areas $52.8. At December 31, 1995 trade receivables and other by geographic area were United States $92.9, Europe $141.6 and Asia and other areas $54.3.


12.  Supplementary Information

Allowance for Doubtful Accounts

                       Balance at      Additions                   Balance
                       Beginning   Charged to Cost                at End of
                       of Period     and Expenses    Deductions     Period

<s
December 31, 1996        $ 9.1         $2.2 (a)       $ 1.1 (b)     $ 9.6
                                                        0.6 (d)
December 31, 1995         10.4          0.7 (a)         2.8 (b)       9.1
                                                       (0.8)(d)
December 31, 1994         11.9          0.7 (a)         2.6 (b)      10.4
                                        0.1 (c)        (0.3)(d)

(a)  Provision charged to earnings.
(b)  Accounts written-off.
(c)  Collection of accounts previously written-off.
(d)  Adjustments from translating at current exchange rates.

___________________________________________________

QUARTERLY INFORMATION (Unaudited)
In millions, except amounts per share

                 First Quarter  Second Quarter  Third Quarter  Fourth Quarter
                 -------------  --------------  -------------  --------------
                  1996    1995    1996    1995    1996    1995    1996   1995
                  ----    ----    ----    ----    ----    ----    ----   ----
Sales            $224.8  $205.0  $265.2  $230.6  $252.8  $229.9  $285.2 $264.6
Cost of sales     104.9    97.2   123.6   108.0   117.8   106.9   131.5  115.1
Marketing,
 general and
 administrative    73.7    65.2    83.3    73.8    77.7    73.1    84.6   88.3
Research and
 development       24.7    22.1    27.3    22.0    26.1    22.9    30.3   24.7
Restructuring
 charge             -       3.1     -       3.4      -      4.1      -    17.1
Operating income   21.5    17.4    31.0    23.4    31.2    22.9    38.8   19.4
Earnings before
 income taxes      20.5    15.6    28.3    20.9    27.9    21.0    34.8   14.9
Net earnings     $ 13.7  $ 10.3  $ 19.0  $ 13.8  $ 18.7  $ 13.9  $ 23.3 $ 10.9
Net earnings per
  share          $ 0.47  $ 0.36  $ 0.65  $ 0.48  $ 0.65  $ 0.48  $ 0.81 $ 0.38
Dividends per    $ 0.13  $ 0.11  $ 0.13  $ 0.11  $ 0.13  $ 0.11  $ 0.13 $ 0.11
 share
Stock price -
 High            $39 1/8 $31 1/2 $41 1/8 $30 5/8 $39 7/8 $30 5/8 $39 1/4 $35 7/8
Stock price -
 Low             $33 1/2 $27     $35 1/8 $26 1/2 $32     $26 7/8 $35     $30 1/8

REPORT BY MANAGEMENT

   The consolidated financial statements and related information for the years ended December 31, 1996, 1995 and 1994 were prepared by management in accordance with generally accepted accounting principles. Financial data included in other sections of this Annual Report are consistent with that in the consolidated financial statements.

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

   The Board of Directors, through its Audit Committee, reviews both internal and external audit results and internal controls.
The Audit Committee consists of four outside Directors and meets periodically with management, internal auditors and the independent auditors to review the scope and results of their examinations. Both the independent auditors and the internal auditors have free access to this Committee, with and without management being present, to discuss the results of their audits.

LOUIS T. ROSSO                          D.K. WILSON

Louis T. Rosso                          Dennis K. Wilson
Chairman and                            Vice President, Finance
Chief Executive Officer                 and Chief Financial Officer

INDEPENDENT AUDITORS' REPORT

To the Stockholders and Board of Directors of Beckman Instruments,Inc.:

   We have audited the accompanying consolidated balance sheets of Beckman Instruments, Inc. and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Beckman Instruments, Inc. and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996 in conformity with generally accepted accounting principles.

   As discussed in Note 7 to the consolidated financial statements, the Company adopted the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits," in 1994.

/s/ KPMG PEAT MARWICK

Orange County, California
January 17, 1997

Other Information

Annual Meeting

   The annual meeting of stockholders will be held on April 3, 1997 at the Company's headquarters in Fullerton, California.
Each stockholder of record will receive formal notice of the meeting together with the proxy statement and proxy card. The record date for the 1997 Annual Meeting was February 4, 1997.


Form 10-K Annual Report Available to Stockholders

   A copy of Beckman's Form 10-K annual report filed with the Securities and Exchange Commission may be obtained without charge by writing to the Company as follows:
   Beckman Instruments, Inc.
   Michael J. Whelan, Director
   Office of Investor Relations, M/S A-37-C
   2500 Harbor Boulevard
   Fullerton, California, 92834-3100
   Telephone: 714-773-7620
   FAX: 714-773-8111

   There are no accounting differences between the financial statements presented in this Annual Report and the Form 10-K report, but the Form 10-K report does provide certain supplemental information as required by Securities and Exchange Commission regulations.

Stock Symbol

   Beckman's stock is traded on the New York Stock Exchange under the stock symbol BEC.

Transfer Agent, Registrar and Dividend Disbursing Agent
   First Chicago Trust Company of New York
   P.O. Box 2500
   Jersey City, New Jersey 07303-2500
   Telephone: 212-324-1644

Select Subsidiaries

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