Form 10-K, Exhibit 13
period 1997-12-31
BECKMAN INSTRUMENTS INC
filed 1998-02-11
CIK 840467

EXHIBIT 13

                                  WORDS ON NUMBERS
                             Section of the Company's
                           Annual Report to Stockholders
                                 For the Year Ended
                                 December 31, 1997


                                 TABLE OF CONTENTS


  Selected Financial Information
  Financial Review
  Management's Discussion and Analysis
  Consolidated Balance Sheets
  Consolidated Statements of Operations
  Consolidated Statements of Stockholders' Equity
  Consolidated Statements of Cash Flows
  Notes to Consolidated Financial Statements
  Quarterly Information
  Report by Management
  Independent Auditors' Report
  Corporate Directory
  Other Information


  Bar Chart:  Cash Provided by Operations (millions)

  Year           1993      1994     1995     1996     1997
  Cash provided  $ 53.3    $111.1   $ 60.2   $139.1   $137.8

  Bar Chart:  Shares Outstanding (millions)

  Year           1993      1994     1995     1996     1997
  Shares
  Outstanding    27.8      28.0     28.3     28.0     27.6

SELECTED FINANCIAL INFORMATION
Dollars in millions, except amounts per share


Years Ended December 31,      1997      1996      1995     1994     1993

Summary of Operations
 Sales                      $1,198.0  $1,028.0  $ 930.1  $ 888.6  $ 875.7

 Operating income (1)       $  104.4  $  122.5  $ 110.8  $  98.9  $  85.6

 Earnings before special
 and non recurring charges,
 after taxes                $   54.0  $   74.7  $  66.1  $  56.9  $  46.9

 Special charges:
 In-process research and
  development                 (282.0)      -        -        -         -
 Restructuring charge, net of
  tax benefit                  (36.4)      -      (17.2)    (9.6)   (73.0)
Non-recurring charges:
 Environmental charge, net of
  tax benefit                    -         -        -        -       (7.5)
 Changes in accounting
  principles                  -             -        -      (5.1)    (4.0)
                            --------- --------  -------  -------  --------
Net (loss) earnings         $ (264.4) $   74.7  $  48.9  $  42.2  $ (37.6)
                            --------- --------  -------  -------  --------
Diluted earnings per share
  before special charges    $   1.88  $   2.58  $  2.29  $  2.03  $  1.69
Diluted (loss) earnings
  per share                 $  (9.58) $   2.58  $  1.70  $  1.50  $ (1.35)

Dividends paid per share
  of common stock           $   0.60  $   0.52  $  0.44  $  0.40  $  0.36
Shares outstanding
  (millions)                    27.6      28.0     28.3     28.0     27.8
Weighted average common
  shares and dilutive common
  share equivalents
  (millions)(2)                 27.6      28.9     28.8     28.1     27.8

Other Information
  Total assets              $2,331.0  $  960.1  $  907.8 $ 829.1  $ 820.0
  Long-term debt, less
  current
  maturities                $1,181.3  $  176.6  $ 162.7  $ 117.3  $ 113.7
 Working capital            $   81.8  $  300.1  $ 282.1  $ 243.2  $ 221.2
 EBITDA before special
  charges (1)               $  228.0  $  217.4  $ 192.6  $ 161.4  $  89.8
 EBITDA                     $ (113.4) $  217.4  $ 164.9  $ 150.1  $ (24.9)
 Debt to EBITDA before
   special
   charges(1)                    5.5       0.9      0.9      0.8     1.62
 Capital expenditures       $  110.7  $  117.4  $ 110.0  $  98.7  $  92.8
 Depreciation and
  amortization
  expenses                  $  109.1  $   87.8  $  79.1  $  70.1  $  63.5
 Number of employees at
  December 31,                11,171     6,079    5,702    5,963    6,689

 (1)Excludes pretax special charges. Special charges include: 1) restructuring charges of $59.4, $27.7, $11.3 and $114.7 in 1997,
     1995, 1994 and 1993, respectively, and 2) a one time write-off of $282.0 of acquired in-process research and development relating to the Coulter acquisition in 1997. Including these special charges, the Company reported operating (loss) income of ($237.0), $83.1, $87.6 and ($29.1) in 1997, 1995, 1994 and 1993
     respectively. The Company did not incur any special charges in 1996.
  (2)Under generally accepted accounting principles, as the Company was in a net loss position in the current year, 1.0 million common share equivalents were not used to compute diluted loss per share, as the effect was antidilutive.

  Bar Chart:  EBITDA Before Special Charges (millions)

  Year            1993     1994     1995     1996     1997
  EBITDA          $ 89.8   $161.4   $192.6   $217.4   $228.0

  Bar Chart:  Dividends paid per Common Stock

  Year            1993     1994     1995     1996     1997
  Dividends
   Paid
  ($ per
   share)         0.36     0.40     0.44     0.52     0.60

FINANCIAL REVIEW
In millions, except amounts per share
Results Of Operations

  The following table sets forth, for the periods indicated, the results of operations as a percentage of sales and on a comparative basis:


                              %             %             %     1997     1996
Years ended          1997    of     1996    of    1995   of   Compared  Compared
December 31,                Sales         Sales        Sales     to        to
                                                              1996(2)   1995(2)

Sales
 Diagnostics     $  802.4   67.0 $  652.0   63.4  $558.5  60.0  $150.4  $ 93.5
 Life sciences      395.6   33.0    376.0   36.6   371.6  40.0    19.6     4.4
                   ------   ----   ------   ----  ------  ----  ------  ------
Total Sales      $1,198.0  100.0 $1,028.0  100.0  $930.1 100.0  $170.0  $ 97.9
                 ========  ===== ========  =====  ====== =====  ======  ======

Gross profit     $  588.3   49.1 $  550.2   53.5  $502.9  54.1  $ 38.1  $ 47.3

Marketing,
 general
 and
 administrative     360.3   30.1    319.3   31.1  300.4   32.3   41.0     18.9
Research and
  development(1)    123.6   10.3    108.4   10.5   91.7    9.9   15.2     16.7
                    -----   ----    -----   ----   ----    ---   ----     ----

Operating
 income (1)         104.4    8.7    122.5   11.9  110.8   11.9  (18.1)    11.7
Net nonoperating
  expense            14.9    1.2     11.0    1.0   10.7    1.1    3.9      0.3
                    -----   ----    -----   ----  -----   ----  -----     ----
Earnings before
  income taxes       89.5    7.5    111.5   10.9  100.1   10.8  (22.0)    11.4
Income tax
  provision          35.5    3.0     36.8    3.6   34.0    3.7  ( 1.3)     2.8
                    -----   ----    -----   ----  -----   ----  -----     ----
Earnings before
  special
  charges,
  after taxes     $  54.0    4.5  $  74.7    7.3 $ 66.1    7.1 $(20.7)  $  8.6

Net (loss)
  earnings        $(264.4)        $  74.7        $ 48.9        $(339.1) $ 25.8


Diluted earnings
  per share
  before
  special
  charges         $  1.88         $  2.58        $ 2.29        $ (0.70) $ 0.29

Diluted (loss)
  earnings per
  share           $ (9.58)        $  2.58        $ 1.70        $(12.16) $ 0.88

Dividends paid
  per share of
  common
  stock           $  0.60         $  0.52        $ 0.44        $  0.08  $ 0.08


(1) Amounts exclude special charges. Special charges include: l) restructuring charges of $59.4, 5.0% of sales, and $27.7, 3.0% of sales, in 1997 and 1995, respectively, and 2) a one time write-off of $282.0, 23.5% of sales, of acquired in-process research and development relating to the Coulter acquisition in 1997. Including these special charges: 1) operating (loss) income was $(237.0), (19.8%) of sales, and $83.1, 8.9% of sales, in 1997 and 1995, respectively, and 2) (loss) earnings before income taxes was $(251.9), (21.0%) of sales, and $72.4, 7.8% of sales, in 1997 and 1995, respectively.  The Company did not incur any special charges in 1996.
(2) Decreases from the comparative period are designated by parentheses.

  Bar Chart:  MGA as a % of Sales

  Year                 1995     1996     1997
  MGA (% of
   Sales)              32.3     31.1     30.1

  Bar Chart:  R&D Expenses Before Write-off of In-Process R&D (millions)

  Year                 1995     1996     1997
  R&D Expenses         $ 91.7   $108.4   $123.6

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following review should be read in conjunction with the consolidated financial statements and related notes included on pages 16 through 37. Historical results and percentage relationships are not necessarily indicative of operating results for any future periods.

Overview

  Beckman Coulter ("the Company") is a world leader in providing systems that simplify and automate laboratory processes. The Company designs, manufactures and services a broad range of laboratory systems consisting of instruments, reagents and related products that customers use to conduct basic scientific research, drug discovery research and diagnostic analysis of patient samples. Approximately two-thirds of the Company's 1997 sales were for clinical diagnostics applications, principally in hospital laboratories, while the remaining sales were for life sciences and drug discovery applications in universities, medical schools, and pharmaceutical and biotechnology companies. The Company's diagnostics systems address over 75% of the hospital laboratory test volume, including virtually all routine laboratory tests. The Company believes that it is a worldwide market leader in its primary markets, with well-recognized systems and a reputation for high-quality, reliable service.


1.   Acquisition Activities

  The primary focus of the acquisition strategy of Beckman Instruments, Inc. (excluding Coulter, "Beckman") has been to broaden its product offerings. Beckman significantly strengthened its diagnostic immunochemistry offerings, including products for cancer diagnostics, through the acquisition of Hybritech Incorporated in January 1996 and the Access immunoassay product line of Sanofi Diagnostics Pasteur in April 1997. Beckman also acquired high throughput screening and robotics technology for drug discovery from Sagian, Inc. in December 1996 and DNA sequencing technology through the acquisition of Genomyx Inc. in October 1996.

  The acquisition of Coulter Corporation in October 1997, further extended Beckman's strategy to solidify its position as a leading provider of laboratory systems, adding Coulter's leading market position in hematology and number two position in flow cytometry. The purchase price of the acquisition totaled $1,178.0 million, consisting of $875.0 million in cash, assumed liabilities of $170.0 million and purchase liabilities of $133.0 million. This acquisition and the related financing is expected to lower the net earnings of the Company through 1998 as a result of a substantial increase in interest expense, amortization of intangible assets and goodwill and various other adjustments resulting from purchase accounting. A complete discussion of the Company's acquisition activities is provided in Note 3 "Acquisitions" to the Consolidated Financial Statements.


2.Events Impacting Comparability

Acquired Research and Development:

  As a direct result of the acquisition of Coulter Corporation in October 1997, the Company recorded a $282.0 million charge for purchased in-process research and development. This charge relates to projects that have economic value but that cannot be capitalized for purposes of generally accepted accounting principles.

Goodwill and Intangible Assets:

  As a result of the acquisition of Coulter, $404.0 million was recorded as the fair value of patents, trademarks and other intangibles ("Intangible Assets") and $374.4 million was recorded as the excess of purchase price, purchase liabilities and liabilities assumed over the fair value of identifiable net assets and in-process research and development projects acquired ("Goodwill"). Intangible Assets are amortized using the straight-line method over their expected useful lives, ranging from 15 to 30 years. Goodwill is amortized on a straight-line basis over 40 years. See further discussion at Note 3 "Acquisitions" to the Consolidated Financial Statements.

Restructuring Charges:

  The Company recorded a $59.4 million restructuring charge in the fourth quarter 1997. This charge, is the result of a restructuring plan focused on asset redeployment, reduction of duplicate overhead and improved operating efficiency, on a worldwide basis. On an after-tax basis, the restructuring charge was $36.4 million or $1.32 per share.

  The restructuring charges recorded in 1995 and 1994 were for facility moves and transition costs that were anticipated and directly associated with the Company's 1993 restructuring plan, but which could not be recognized in the establishment of the original restructuring reserve under generally accepted accounting principles. A more detailed discussion of the restructuring charges taken by the Company, is provided in Note 4 "Provision for Restructuring Operations" to the Consolidated Financial Statements.

Sale of Assets:

  The Company has sold certain financial assets (primarily consisting of equipment subject to customer leases and lease receivables) as part of its plan to reduce debt and provide funds for integration purposes. The net book value of financial assets sold was $71.2 million for which the Company received approximately $75.0 million in cash proceeds. The Company will continue to evaluate opportunities to provide additional cash flow by monetizing other assets during 1998 and beyond. The Company intends to consummate several sale-leaseback transactions with respect to some of its real estate assets which the Company expects will generate proceeds to the Company of approximately $150.0 million in 1998 and approximately $40.0 million in 1999. These sales are expected to marginally reduce operating income while decreasing nonoperating expenses, resulting in a slightly negative impact on the Company's pretax results. See further discussion in
Note 5 "Sale of Assets" to the Consolidated Financial Statements.

Tax Aspects:

   As a result of expenses related to the acquisition of Coulter including the Coulter bonus sharing plan payments, deductions for interest on indebtedness and certain other expenses incurred in connection with the Coulter acquisition, the Company does not expect that it will have to pay federal income taxes for the next several years. The deferred income tax liability of $153.5 million, which is related to the intangible assets acquired, will be reduced by the tax effect of the amortization of the intangible assets, which is not deductible for income tax purposes. The amortization of goodwill of $1.6 million is not deductible for income tax purposes, which has the impact of increasing the effective tax rate by approximately 0.2 percentage points for 1997.


3.Results of Operations

1997 Compared with  1996:

  Sales for 1997 were $1,198.0 million, an increase of 16.5% over the $1,028.0 million reported in 1996. The sales growth in constant currency over the prior year was 20.2%. More than half of the growth resulted from the previously mentioned acquisition of Coulter
Corporation. Despite continuing market-driven pricing pressures and adverse currency fluctuations, core businesses grew in all geographic areas. As an example, the Company was able to leverage its product offerings that reduce total laboratory cost, provide workstation consolidation and progressive automation, into a $100.0 million, five-year contract signed with AmeriNet, Inc., one of the largest healthcare purchasing organizations in the United States. In addition, a new contract was signed with University Healthsystem Consortium ("UHC"). The UHC agreement will complement the existing agreement with Voluntary Hospitals of America ("VHA"), which has recently acquired UHC. In 1997 as in 1996, international sales accounted for approximately 50% of total sales.

  Gross profit at 49.1% of sales was 4.4 percentage points lower than the 1996 level of 53.5%. Cost of sales resulting from the inventory written-up to market value in connection with the acquisition of Coulter accounted for $11.3 million or one percentage point of the reduction. Unfavorable foreign currency fluctuations contributed another one percentage point. Lower margins for Coulter products and competitive pricing pressures made up the balance of the percentage reduction.

  Marketing, general and administrative expenses at 30.1% of sales were one percentage point lower than the 1996 level of 31.1%, despite the costs of acquisition activities incurred during the year.
Research and development expenses remained at last year's levels, at just over 10% of sales.

  As a result, operating income before pretax special charges was $104.4 million or 8.7% of sales in 1997, compared with operating income of $122.5 million and 11.9% in 1996. However, the 1997 operating income before pretax special charges, unlike 1996 operating income, includes charges for inventory recorded at fair value (mentioned previously) and on-going goodwill and intangible amortization expenses arising out of the Coulter acquisition. Without these items, the 1997 operating income margin would have been 10.0%.

  One-time charges of $282.0 million for in-process research and development expenses and restructure charges of $59.4 million
(discussed previously in item 2 ) resulted in the reported operating loss of $237.0 million.

  Incremental interest expense associated with the debt incurred by the Company to fund the Coulter acquisition increased nonoperating expenses, but was partially offset by gains due to hedging activities.

  The net loss for the year was $264.4 million compared with net earnings of $74.7 million in 1996. The current year net loss excludes any tax benefit for the $282.0 million charge for in-process research and development as a result of its ineligibility for income tax purposes.


1996 Compared with 1995:

  Sales growth of 11%, 13% in constant currency, over the prior year was attributable to increased market share in diagnostics products, primarily in the North American and European markets; increased market share in life sciences products, primarily in non-European international markets; continued success from the Company's SKD subsidiary's HEMOCCULT product; and, sales from Hybritech products (Hybritech was acquired effective January 2, 1996). International sales represented approximately 50% of total sales.

  The gross profit percentage decrease resulted from changes in product mix, unfavorable foreign currency fluctuations and competitive pricing pressures.

  The increase in operating costs was due to a higher rate of investment in research and development costs related to Hybritech products.

  Earnings before income taxes for the year ended December 31, 1996 compared to the same period of the prior year increased to $111.5 million from $72.4 million (1995 included a restructuring charge of $27.7 million).

  Net earnings for the year ended December 31, 1996 were $74.7 million or $2.58 per share, representing an increase of 53% and 52%, respectively, over the prior year. Net earnings in 1995 included a $17.2 million after tax restructuring charge which decreased net earnings per share by $0.59.


4.   Financial Condition

Foreign Currency and Interest Rate Risk Management:

  The Company derives approximately 50% of its sales from sources outside of the United States. The Company's international operations are subject to foreign currency fluctuations. Consequently, the reported and the anticipated cash flows resulting from the sale of products and services in foreign countries may be adversely affected by changes in foreign currency exchange rates. U.S. dollar denominated costs and expenses represent a much greater percentage of the Company's operating costs and expenses than U.S. dollar-denominated sales represent of total net sales. As a result, appreciation of the U.S. dollar against the Company's major trading currencies has a negative impact on the Company's results of operations, and depreciation of the U.S. dollar against such currencies has a positive impact. Since the Company actively hedges its foreign currency exposure, the relative strength or weakness of the U.S. dollar is not likely to have a material effect on the Company's business decisions. The Company may adjust certain aspects of its operations in the event of a sustained material change in
exchange rates.   See further discussion of this topic in Note 7
"Derivatives" to the Consolidated Financial Statements.

Liquidity and Capital Resources:

  The Company broadly defines liquidity as its ability to generate sufficient cash flows from operating activities to meet its obligations and commitments. In addition, liquidity includes the ability to obtain appropriate financing and to convert into cash flows those assets that are no longer required to meet existing strategic and financing objectives. Therefore, liquidity cannot be considered separately from capital resources that consist of current and potentially available funds for use in achieving long-range business objectives and meeting debt service commitments.

  Currently, the Company's liquidity needs arise primarily from debt service on the substantial indebtedness incurred in connection with the Coulter acquisition, and the funding of costs of integrating the operations of Beckman and Coulter, as well as its working capital requirements and capital expenditures.

  Operating activities generated $137.8 million of cash flows compared with $139.1 million in 1996 and $60.2 million in 1995. The 1997 results were primarily achieved through net results from operations, after adding back the effects of depreciation, amortization and special charges, including the write-off of acquired in-process research and development in connection with the acquisition of Coulter. Additionally, the Company received $35.7 million in cash proceeds from the sale of sales-type lease receivables (see Note 5 "Sale of Assets" to the Consolidated Financial Statements).

  Investing activities used $929.1 million of cash. Investments and acquisitions used $893.9 million primarily relating to the Coulter acquisition. Capital expenditures used $100.9 million of cash which is consistent with historical levels. An additional $39.6 million of cash proceeds was provided through the sale and leaseback of instruments (see Note 5 "Sale of Assets" to the Consolidated Financial Statements.)

  Financing activities provided $790.6 million of cash. This was achieved primarily through borrowing of $827.8 million, net of repayments, under short term notes payable, long term debt and credit facilities. These proceeds were primarily used to fund the acquisition of Coulter. Purchases of treasury stock used $20.6 million, net of proceeds from sales of treasury stock, and dividends to stockholders used $16.6 million.

  During the fourth quarter of 1997 the Company secured a new $1.3 billion credit facility to finance the acquisition of Coulter. See a further discussion of the credit facility and borrowing availability thereunder and under the Company's other borrowing facilities in Note
6 "Debt" to the Consolidated Financial Statements.   The interest
expense associated with the debt outstanding under the credit facility
creates an increased demand on future operating cash flows.   Although
the Company believes that its consolidated operations will provide sufficient cash flow in excess of anticipated operating requirements in order to service the debt, a plan has been implemented to decrease
the level of outstanding borrowings more rapidly.   This ultimately
will provide savings on the associated interest cost, which will be partially offset by increased rental expense as a result of any sale leaseback transactions. Subsequent to consummation of the Coulter acquisition, the Company has pursued sales of certain financial assets (primarily consisting of equipment subject to customer leases and sales-type lease receivables) and real estate assets, as part of its plan to reduce debt and provide funds for integration purposes. The Company has sold $71.2 million of financial assets for cash proceeds of approximately $75.0 million and intends to consummate several sale leaseback transactions with respect to some of its real estate assets during 1998 and 1999, which the Company expects will generate proceeds to the Company of approximately $190 million. In addition to these asset sales, the Company's capital expenditures include expenditures for customer leased equipment. Such expenditures in the future may be reduced by increased reliance on third party leasing arrangements, which would accordingly reduce the Company's liquidity needs.

  Based upon current levels of operations and anticipated cost savings and future growth, the Company believes that its cash flow from operations, together with available borrowings under the credit facility and its other sources of liquidity (including leases, any other available financing sources, and the proceeds of the planned asset sales discussed above), will be adequate to meet its anticipated requirements for interest payments and other debt service obligations, working capital, capital expenditures, lease payments and other operating needs, until the maturity of the credit facility in 2002. There can be no assurance, however, that the Company's business will continue to generate cash flow at or above current levels or that estimated cost savings or growth can be achieved. The Company's future operating performance and ability to service or refinance its existing indebtedness, including the credit facility, will be subject to future economic conditions and to financial business and other factors, many of which are beyond the Company's control.

Inflation:

  Inflation and the effects of changing prices are monitored continually by the Company. Inflation increases the cost of goods and services used by the Company. Competitive and regulatory conditions in many markets restrict the Company's ability to fully recover the higher costs of acquired goods and services through price increases. The Company attempts to mitigate the impact of inflation by implementing continuous process improvement solutions to enhance productivity and efficiency and, as a result, lower costs and operating expenses. The effects of inflation have, in the Company's opinion, been managed appropriately and as a result have not had a material impact on its operations and resulting financial position.

Environmental Matters:

  The Company is subject to federal, state, local and foreign environmental laws and regulations. Although the Company continues to make expenditures for environmental protection, it does not anticipate any significant expenditures in order to comply with such laws and regulations that would have a material impact on the Company's operations or financial position. The Company believes that its operations comply in all material respects with applicable federal, state, and local environmental laws and regulations. To address contingent environmental costs, the Company establishes reserves when such costs are probable and can be reasonably estimated. The Company believes that, based on current information and regulatory compliance (and taking third party indemnities into consideration), the reserves established by the Company for environmental expenditures are adequate. Based on current knowledge, to the extent that additional costs may be incurred that exceed the reserves, such amounts are not expected to have a material impact on the Company's operations or financial condition, although no assurance can be given in this regard. See further discussion in Note 12 "Commitments and Contingencies" to the Consolidated Financial Statements.

Litigation:

  The Company is currently, and is from time to time, subject to claims and lawsuits arising in the ordinary course of its business, including those relating to intellectual property, contractural obligations, competition and employment matters. In certain such actions, plaintiffs request punitive or other damages or nonmonetary relief, which may not be covered by insurance, and in the case of nonmonetary relief, could if granted materially affect the conduct of the Company's business. The Company accrues for potential liabilities involved in these matters as they become known and can be reasonably estimated. In the Company's opinion (taking third party indemnities into consideration), the various asserted claims and litigation in which the Company is currently involved are not reasonably likely to have a material adverse effect on the Company's business, results of operations or financial condition. However, no assurance can be given as to the ultimate outcome with respect to such claims and litigation. The resolution of such claims and litigation could be material to the Company's operating results for any particular period, depending on the level of income for such period. See further discussion of these matters in Note 12 "Commitments and Contingencies" to the Consolidated Financial Statements.

Year 2000:

  The Company is in the process of modifying, upgrading or replacing its internal computer software applications and information systems. The Company is also in the process of evaluating all currently marketed and leased products and will upgrade those products that are intended for continued marketing and leasing beyond the year 1999.
The Company is currently evaluating possible strategies to accommodate its installed analytical instrument systems owned by its customers.

  These tasks have been assigned to a senior executive of the Company who has established three projects, each led by a project manager and staffed by software experts, to perform the evaluation process: 1) product related matters, 2) mainframe management information systems and software, and 3) all other systems (e.g. personal computers, office machines, and supplier systems). Analysis and evaluation activities were begun in 1996 and are in varying stages of completion as of the date of this report. The Company recently expended approximately $250,000 on new software that provides a suite of tools to assist in the year 2000 remediation process. Remediation activities have begun and are planned and expected to be completed by the end of 1998. Testing and validation of the remediated systems and any final revisions needed will be conducted in 1999.

  The Company does not expect that the cost of its year 2000 compliance program will be material to its business, results of
operations or financial condition.   The Company believes that it will
be able to achieve compliance by the end of 1999 and does not currently anticipate any material disruption of its operations as the result of any failure by the Company to be in compliance. Although the impact on the Company caused by the failure of the Company's significant suppliers or customers to achieve year 2000 compliance in a timely or effective manner is uncertain, the Company's business and results of operations could be materially adversely affected by such failure.


Recent Accounting Developments:

  The Company intends to adopt Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS 130), and Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information"(SFAS 131), in fiscal 1998. Both standards will require additional disclosure, but will not have a material effect on the Company's financial position or results of operations. SFAS 130 establishes standards for the reporting and display of comprehensive income and is expected to first be reflected in the Company's first quarter of 1998 interim financial statements. Components of comprehensive income include items such as net earnings, foreign currency translation adjustments and changes in value of available-for-sale securities. SFAS 131 changes the way companies report segment information and requires segments to be determined and reported based on how management measures performance and makes decisions about allocating resources. SFAS 131 will first be reflected in the Company's 1998 Annual Report.

5.   Business Climate

  The clinical diagnostics and life sciences markets are each highly competitive and the Company encounters significant competition in each market from many manufacturers, both domestic and outside the United States. These markets continue to be unfavorably impacted by the economic weakness in Europe and Asia and cost containment initiatives in several European governmental and healthcare systems. The life sciences market also continues to be affected by consolidations of pharmaceutical companies and governmental constraints on research and development spending. In the United States, attempts to lower costs and to increase productivity have led to further consolidation among healthcare providers. This has resulted in more powerful provider groups that continue to leverage their purchasing power with suppliers to contain costs. Cost containment initiatives in the United States and in the European healthcare systems will continue to be factors, which may affect the Company's ability to maintain or increase sales. Future profitability may also be adversely affected if the relationship of the U.S. dollar to certain currencies is maintained or strengthened.

  The Company intends to grow its business through increased internal development efforts, and in part through collaborations that will help to expand its technology base. The continuing consolidation trend among United States healthcare providers, mentioned previously, has increased pressure on diagnostic equipment manufacturers to broaden their product offerings to encompass a wider range of testing capability, greater automation and higher volume capacity. The Company's October 1997 acquisition of Coulter Corporation was a clear indicator of the Company's resolve to complete a key initiative to become a broad-based world leader in in-vitro diagnostic testing, by expanding its product offering. Coulter is the world's leading manufacturer of hematology systems for the clinical analysis of blood cells, where it has a market share twice the size of its next largest competitor. In addition, Coulter is considered a technology leader in cell counting and characterization and has a number two position in flow cytometry, which is used for both research and clinical applications.

  The size and growth of the Company's markets are influenced by a number of factors, including: technological innovation in bioanalytical practice; government funding for basic and disease-related research (for example, heart disease, AIDS and cancer); research and development spending by biotechnology and pharmaceutical companies; and healthcare spending and physician practices. The Company expects worldwide healthcare expenditures and diagnostic testing to increase over the long-term, primarily as a result of the following three factors: (1) growing demand for services generated by the aging of the world population; (2) increasing expenditures on diseases requiring costly treatment (for example, AIDS and cancer) and
(3) expanding demand for improved healthcare services in developing countries.

  With Coulter and the two earlier acquisitions in immunochemistry-based diagnostics, Hybritech Incorporated and the Access immunoassay product business of Sanofi Diagnostics Pasteur, the Company completed a major strategic initiative intended to build on its leadership position in automated clinical chemistry and create a broad based capability in routine clinical chemistry. The Company will be able to offer hospital laboratories worldwide, a broad range of automated systems that together can perform more than 75% of their test volume and essentially all of the tests that are considered routine. This positions the Company to be able to provide significant value added benefits to its customers, which the Company expects to further enhance through the Company's expertise in simplifying and automating laboratory processes.


6.   Taxes

  The Company is subject to taxation in many jurisdictions throughout the world. The Company's effective tax rate and tax liability will be affected by a number of factors, such as the amount of taxable income in a particular jurisdiction, the tax rate in such jurisdictions, tax treaties between jurisdictions, the extent to which the Company transfers funds between jurisdictions and income is repatriated, and future changes in the law. Generally, the tax liability for each legal entity is determined either (i) on a non-consolidated basis or
(ii)on a consolidated basis only with other entities incorporated in the same jurisdiction, in either case without regard to the taxable losses of nonconsolidated affiliated entities. As a result, the Company may pay income taxes in certain jurisdictions even though the Company on an overall basis incurs a net loss for the period.


7.Forward Looking Statements

  This annual report contains forward-looking statements, including statements regarding, among other items, (i) the Company's business strategy; (ii) anticipated trends in the Company's business; (iii) the Company's liquidity requirements and capital resources; (iv) anticipated synergies; and (v) future cost reductions. These forward-looking statements are based largely on the Company's expectations and are subject to a number of risks and uncertainties, certain of which are beyond the Company's control. These risks and uncertainties include, but are not limited to, (i) the complexity and uncertainty regarding development of new high-technology products; (ii) the loss of market share through aggressive competition in the clinical diagnostics and life sciences markets; (iii) the Company's dependence on capital spending policies and government funding; (iv) the effect of potential health-care reforms; (v) fluctuations in foreign exchange rates and interest rates; (vi) reliance on patents and other intellectual property; (vii) difficulties, delays or failures in effectively integrating worldwide operations; (viii) achievement of year 2000 compliance; and (ix) other factors that cannot be identified at this time.

  Although Beckman believes that it has the product offerings and resources required to achieve its objectives, actual results could differ materially from those anticipated by these forward-looking statements as there can be no assurance that events anticipated by these forward-looking statements will in fact transpire as anticipated.


CONSOLIDATED BALANCE SHEETS
In millions, except amounts per share
December 31,                         1997        1996


Assets
Current assets
 Cash and equivalents               $ 33.1      $ 34.6
 Short-term investments                0.4         8.1
 Trade receivables and other         524.6       309.5
 Inventories                         332.3       190.4
 Deferred income taxes                53.0        21.4
 Other current assets                 33.3        15.4
                                    ------      ------
  Total current assets               976.7       579.4
Property, plant and equipment, net   410.9       263.5
Intangibles, less accumulated
 amortization
 of $10.6 in 1997 and $4.2
 in 1996                             444.9        34.1
Goodwill, less accumulated
 amortization of
 $6.0 in 1997 and $3.1 in 1996       402.8        13.7
Deferred income taxes                  -          50.8
Other assets                          95.7        18.6
                                  --------      ------
  Total assets                    $2,331.0      $960.1
                                  ========      ======
Liabilities and Stockholders' Equity
Current liabilities
 Notes payable                    $   49.0      $ 15.1
 Current maturities of
 long-term debt                       19.9         4.3
 Accounts payable                     96.3        45.6
 Accrued compensation                 84.6        47.4
 Other accrued expenses              575.5       115.2
 Income taxes                         69.6        51.7
                                     -----       -----
  Total current liabilities          894.9       279.3
Long-term debt, less current
  maturities                       1,181.3       176.6
Deferred income taxes                 40.3         -
Other liabilities                    132.7       105.3
                                   -------       -----
  Total liabilities                2,249.2       561.2

Commitments and contingencies (Note
12)

Stockholders' equity
 Preferred stock, $0.10 par value;
  authorized 10.0 shares;
  none issued                          -           -
 Common stock, $0.10 par value;
  authorized 75.0 shares; shares
  issued 29.1
  at 1997 and 1996; shares
  outstanding 27.6
  at 1997 and 28.0 at 1996              2.9         2.9
 Additional paid-in capital           126.6       128.9
 Foreign currency translation
  adjustment                          (13.8)        3.9
 Retained earnings                     19.0       300.0
 Treasury stock, at cost              (52.9)      (36.8)
                                     ------       ------
 Total stockholders' equity            81.8       398.9
                                     ------       ------
  Total liabilities
   and stockholders' equity        $2,331.0     $ 960.1
                                   ========     =======

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
In millions, except amounts per share

Years ended December 31,               1997      1996       1995


Sales                                $1,198.0  $1,028.0   $ 930.1

Operating costs and expenses
 Cost of sales                          609.7     477.8     427.2
 Marketing, general and
  administrative                        360.3     319.3     300.4
 Research and development               123.6     108.4      91.7
 In-process research and
  development                           282.0       -          -
 Restructuring charge                    59.4       -        27.7
                                     --------    ------     -----
                                      1,435.0     905.5     847.0
                                     --------    ------     -----
Operating (loss) income               (237.0)     122.5      83.1

Nonoperating expense
 Interest income                        (6.1)      (5.8)     (5.3)
 Interest expense                       29.4       18.1      13.4
 Other, net                             (8.4)      (1.3)      2.6
                                      ------      ------     -----
                                        14.9       11.0      10.7
                                      ------      ------     -----
(Loss) earnings before income taxes   (251.9)     111.5      72.4
Income taxes                            12.5       36.8      23.5

Net (loss) earnings                  $(264.4)   $  74.7   $  48.9

Basic (loss) earnings per share      $ (9.58)   $  2.66   $  1.74
Weighted average number of shares
 outstanding                            27.6       28.0      28.1

Diluted (loss) earnings per share    $ (9.58)   $  2.58   $  1.70

Weighted average number of shares
 outstanding                            27.6       28.9      28.8

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
In millions, except amounts per share

                                 Foreign
                      Additional Currency             Minimum
               Common Paid-in    Translation Retained Pension   Treasury
               Stock  Capital    Adjustment  Earnings Liability Stock   Total


Balances,
 December 31,
 1994          $2.9   $130.0    $8.6         $203.4     -       $(27.9) $317.0
Net earnings                                   48.9                       48.9
Foreign currency
 translation
 adjustments                    (0.2)                                     (0.2)
Dividends to
 stockholders,
 $0.44 per
 share                                       (12.3)                      (12.3)
Purchases of
 treasury
 stock                                                           (13.3)  (13.3)
Vesting of
 restricted
 stock                   0.1                                               0.1
Employee stock
 purchases              (1.1)                                     18.7    17.6
Minimum pension
 liability                                            (9.9)               (9.9)
                --------------------------------------------------------------
Balances,
December 31,
 1995         $2.9    $129.0    $8.4     $240.0      $(9.9)    $(22.5)  $347.9
Net earnings                               74.7                           74.7
Foreign currency
 translation
 adjustments                    (4.5)                                     (4.5)
Dividends to
 stockholders,
 $0.52 per
 share                                    (14.7)                         (14.7)
Purchases of
 treasury
 stock                                                         (35.9)    (35.9)
Employee stock
 purchases             (0.1)                                    21.6      21.5
Minimum pension
 liability                                             9.9                 9.9
                ---------------------------------------------------------------
Balances,
December 31,
 1996          $2.9   $128.9    $3.9      $300.0        -     $(36.8)   $398.9
Net (loss)                                (264.4)                       (264.4)
Foreign currency
 translation
 adjustments                   (17.7)                                    (17.7)
Dividends to
 stockholders,
 $0.60 per
 share                                     (16.6)                        (16.6)
Purchases of
 treasury
 stock                                                         (43.7)    (43.7)
Employee stock
 purchases             (2.3)                                    27.6      25.3
               ----------------------------------------------------------------
Balances,
December 31,
 1997         $2.9    $126.6  $(13.8)      $19.0       -      $(52.9)    $81.8
              =================================================================

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
In millions

Years ended December 31,            1997      1996      1995

Cash Flows from Operating
Activities
 Net (loss) earnings              $(264.4)  $ 74.7    $ 48.9
 Adjustments to reconcile net
 (loss) earnings to net cash
 provided by operating
 activities
    Depreciation and amortization   109.1     87.8      79.1
    Net deferred income taxes        (5.1)    11.3      10.2
    Write-off of acquired in-
    process research and
    development                      282.0      -         -
 Proceeds from sale of sales-type
 lease receivables                    35.7      -         -
 Changes in assets and
 liabilities, net of
 acquisitions
    Trade receivables and other      (53.1)  (26.1)    (23.7)
    Inventories                       18.2   (26.4)    (15.7)
    Accounts payable and accrued
     expenses                         (3.4)   30.7       0.7
    Accrued restructuring costs       44.4   (10.6)    (12.9)
    Accrued income taxes               1.0     7.0      (8.8)
    Other                            (26.6)   (9.3)    (17.6)
                                     ------------------------
     Net cash provided by
      operating activities           137.8   139.1      60.2
       activities
                                     ------------------------
Cash Flows from Investing
 Activities
 Additions to property, plant and
  equipment                         (100.9) (110.5)   (103.2)
 Net disposals of property, plant
  and equipment                       18.4    18.7      13.2
 Sales (purchases) of short-term
  investments                          7.7     0.2      (7.5)
 Proceeds from sale-leaseback
  transaction                         39.6      -         -
 Investments and acquisitions       (893.9)  (23.0)    (15.5)
                                    -------------------------
     Net cash used by investing
       activities                   (929.1) (114.6)   (113.0)
                                    -------------------------
Cash Flows from Financing
Activities
 Dividends to stockholders           (16.6)  (14.7)    (12.3)
 Proceeds from issuance of stock      23.1    21.5      17.6
 Purchases of treasury stock         (43.7)  (35.9)    (13.3)
 Notes payable borrowings
  (reductions)                        11.7    (2.4)      2.9
 Long-term debt borrowings         1,164.2   128.3      43.4
 Long-term debt reductions          (348.1) (113.0)     (3.5)
                                   --------------------------
     Net cash provided (used)
     by financing
     activities                      790.6   (16.2)     34.8
                                   --------------------------
Effect of exchange rates on cash
  and equivalents                     (0.8)    0.1       -
                                   --------------------------
(Decrease) increase in cash and
  equivalents                         (1.5)    8.4     (18.0)

Cash and equivalents-beginning
  of year                             34.6    26.2      44.2
                                   --------------------------
Cash and equivalents-end of year    $ 33.1  $ 34.6    $ 26.2
                                   ==========================
Supplemental Disclosures of Cash
  Flow Information
  Cash payments for income taxes    $ 12.9  $ 19.2    $ 22.0
  Cash payments for interest          18.7    18.3      12.0

Noncash Investing and
  Financing Activities
  Conversion of notes receivable       -       8.1       -
  Minimum pension liability            -      (9.9)      9.9
  Purchase of equipment
   under capital
   lease obligation                    9.8     6.9       6.8
  Issuance of Restricted Stock
   as employee compensation            2.2       -         -

See accompanying notes to consolidated financial statements.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
In millions, except amounts per share


1. Summary of Significant Accounting Policies

Principles of Consolidation

  The consolidated financial statements include the accounts of Beckman Instruments, Inc., and its wholly owned subsidiaries. The consolidated entity is referred to as the Company in the accompanying consolidated financial statements. All significant transactions among the consolidated entities have been eliminated from the consolidated financial statements. The accounts of many of the Company's non-U.S. subsidiaries are included on the basis of their fiscal years ended November 30.

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

Financial Instruments

  The carrying values of the Company's financial instruments approximate their fair value at December 31, 1997 and 1996. Market value of cash and cash equivalents, trade and other receivables, other current assets, investments, notes payable, accounts payable, and amounts included in other accrued expenses meeting the definition of a financial instrument are based upon management estimates. Market values of the Company's debt and derivative instruments are determined by quotes from financial institutions.

Foreign Currency Translation

  Non-U.S. assets and liabilities are translated into U.S. dollars using year-end exchange rates. Operating results are translated at exchange rates prevailing during the year. The resulting translation adjustments are accumulated as a separate component of stockholders' equity. Gains and losses resulting from foreign currency hedging transactions and translation adjustments relating to foreign entities deemed to be operating in U.S. dollar functional currency or in highly inflationary economies are included in the Consolidated Statements of Operations.

Derivatives

  The Company utilizes derivative financial instruments to hedge foreign currency and interest rate market exposures of underlying assets, liabilities and other obligations and not for speculative or trading purposes. Gains and losses on currency forward contracts, options and swaps that are designated as hedges of existing transactions are recognized in income in the same period as losses and gains on the underlying transactions are recognized and generally offset. Gains and losses on currency forward contracts and options that are designated as hedges of anticipated transactions for which a firm commitment has been attained are deferred and recognized in income in the same period that the underlying transactions are settled. Gains and losses on any instruments not meeting the above criteria would be recognized in income in the current period. Income or expense on interest rate swaps is accrued as an adjustment to the yield of the related debt that they hedge.

Stock-Based Compensation

  The Company implemented Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS
123) in 1996. As permitted by SFAS 123, the Company continues to follow the guidance of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Consequently, compensation related to stock options is the difference between the grant price and the fair market value of the underlying common shares at the grant date. Generally, the Company issues options to employees with a grant price equal to the fair value of the Company's common stock. Accordingly, no compensation expense has been recognized on the Company's stock option or stock purchase plans. The Company discloses in Note 10 "Employee Benefits" the effect on earnings if compensation costs were recorded at the estimated fair value of the stock options granted, as prescribed by SFAS 123.

Cash and Equivalents

  Cash and equivalents include cash in banks, time deposits and investments having maturities of three months or less from the date of acquisition.

Short-Term Investments

  Short-term investments are principally comprised of investments with final maturities in excess of three months but less than one year from the date of acquisition.

Investments

  The Company periodically makes investments in unaffiliated companies through debt and equity securities. The Company's investments are considered available-for-sale and carried at current fair value with unrealized gains or losses reported as a separate component of stockholders' equity, if necessary.

Inventories

  Inventories are valued at the lower of cost or market using the first-in, first-out method.

Property, Plant and Equipment and Depreciation

  Land, buildings and machinery and equipment are carried at cost.
The cost of additions and improvements are capitalized, while maintenance and repairs are expensed as incurred. Depreciation is computed generally on the straight-line basis over the estimated useful lives of the related assets. Buildings are depreciated over 20 to 40 years, machinery and equipment over 3 to 10 years and instruments subject to lease over the lease terms but not in excess of 7 years. Leasehold improvements are amortized over the lesser of the life of the asset or the term of the lease but not in excess of 20 years.

Goodwill and Other Intangibles

  Goodwill represents the excess of the purchase price of acquired companies over the estimated fair value of the tangible and intangible net assets acquired. Goodwill is amortized on a straight line basis over 40 years. Other intangibles consist primarily of patents, trademarks and customer base arising from business combinations. Intangibles are amortized on a straight line basis over periods ranging from 15 to 30 years.

Accounting for Long-Lived Assets

  The Company adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" (SFAS 121) in 1996. SFAS 121 establishes accounting standards for the impairment of long-lived assets to be reviewed whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. In addition, SFAS 121 requires that certain long-lived assets be reported at the lower of carrying value or the fair value less costs to sell. Adopting SFAS 121 had no material impact on the Company's results of operations and financial position for 1997 and 1996.

Environmental Expenditures

  The Company accrues for environmental expenses resulting from existing conditions that relate to operations when the costs are probable and reasonable to estimate.

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

Research and Development

  Research and development costs are charged to operations as incurred. In-process research and development is charged to operations in the period acquired.

Other Nonoperating Income and Expenses

  Other nonoperating income and expenses for the Company are generally comprised of five primary items: (i) interest expense, (ii) interest income, (iii) foreign exchange gains or losses, (iv) investments that are non-core or are accounted for as a minority interest and (v) other nonoperating gains or losses. Interest income typically includes income form sales-type leases and interest on cash equivalents and other investments. Foreign exchange gains or losses are primarily the result of the Company's hedging activities (net of revaluation) and are recorded net of premiums paid. Other nonoperating gains and losses are most frequently the result of one-time items such as asset sales or other items.

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

Earnings (Loss) Per Share

  The Company adopted Statement of Financial Accounting Standards No. 128, "Earnings Per Share" (SFAS 128) in 1997. SFAS 128 simplifies the computation of earnings per share ("EPS") previously required in Accounting Principles Board (APB) Opinion No. 15, "Earnings Per Share," by replacing primary and fully diluted EPS with basic and diluted EPS. Under SFAS 128, basic EPS is calculated by dividing net earnings (loss) by the weighted-average common shares outstanding during the period. Diluted EPS reflects the potential dilution to basic EPS that could occur upon conversion or exercise of securities, options, or other such items, to common shares using the treasury stock method based upon the weighted-average fair value of the Company's common shares during the period. SFAS 128 was required to be adopted by the Company in its year-end 1997 Annual Report, and earnings per share for prior periods have been restated in accordance with SFAS 128. See Note 13 "Earnings Per Share" for computation of EPS.

Recent Accounting Developments

  The Company intends to adopt Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS 130), and Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information"(SFAS 131), in 1998. Both standards will require additional disclosure, but will not have a material effect on the Company's financial position or results of operations. SFAS 130 establishes standards for the reporting and display of comprehensive income and is expected to first be reflected in the Company's first quarter of 1998 interim financial statements. Components of comprehensive income include items such as net earnings, foreign currency translation adjustments and changes in value of available-for-sale securities. SFAS 131 changes the way companies report segment information and requires segments to be determined and reported based on how management measures performance and makes decisions about allocating resources. SFAS 131 will first be reflected in the Company's 1998 Annual Report.

Reclassifications

  Certain reclassifications have been made to prior year amounts to conform with the current year presentation.


2. Composition of Certain Financial Statement Captions

                                          1997         1996

Trade receivables and other
  Trade receivables                    $  488.5     $  295.3
  Other receivables                        30.0         20.7
  Current portion of lease receivables     23.5          3.1
  Less allowance for doubtful             (17.4)        (9.6)
receivables
                                       $  524.6     $  309.5

Inventories
  Finished products                    $  206.5     $  123.8
  Raw materials, parts and assemblies      99.1         53.0
  Work in process                          26.7         13.6
                                       $  332.3     $  190.4

Property, plant and equipment, net
  Land                                 $   74.1     $    9.1
  Buildings                               240.2        144.1
  Machinery and equipment                 382.9        239.1
  Instruments subject to lease(a)         205.6        281.6
                                       $  902.8     $  673.9
Less accumulated depreciation
  Building, machinery and equipment      (365.4)      (236.4)
  Instruments subject to lease(a)        (126.5)      (174.0)
                                       $  410.9     $  263.5


Other accrued expenses
  Accrued restructuring costs              47.2          2.6
  Unrealized service income                63.8         36.9
  Insurance                                27.2         23.1
  Accrued warranty and installation
     costs                                 18.6          4.5
  Severance and related costs             109.6           -
  Closure of offices and manufacturing
   facilities                              23.0           -
  Change in control payments               36.0           -
  Contractual obligations of Coulter
   to its employees                       103.0           -
   employees
  Other                                   147.1         48.1
                                       $  575.5     $  115.2

(a) Includes instruments leased to customers under three to five year cancelable operating leases.


3.  Acquisitions

  During 1997, 1996 and 1995, the Company made the following acquisitions, all of which were accounted for using the purchase method of accounting. The operating results of these acquired businesses have been included in the Consolidated Statements of Operations from the dates of acquisition.

  On October 31, 1997, the Company acquired all of the outstanding capital stock of Coulter Corporation for $850.2, net of Coulter's cash on hand of $24.8 at the date of acquisition. Coulter is the leading manufacturer of in-vitro diagnostics systems for blood cell analysis. The purchase of Coulter was financed with the net proceeds from a new $1,300.0 credit facility (see Note 6 "Debt").

  As a result of the acquisition, $374.4 in goodwill was recorded by the Company. Goodwill reflects the excess of the purchase price, purchase liabilities and liabilities assumed over the fair value of net identifiable assets and in-process research and development projects acquired. Acquired in-process research and development of $282.0 was charged to expense in the fourth quarter in accordance with generally accepted accounting principles. Purchase liabilities recorded included approximately $110.0 for severance and related costs and $23.0 for costs associated with the closure of certain offices and manufacturing facilities. The Company expects to complete its termination of certain employees and closure of certain facilities in fiscal 1998. Assumed liabilities recorded included approximately $103.0 of contractual obligations of Coulter to its employees, $36.0 of change in control payments and $31.0 of other assumed liabilities. The Company expects to pay for the above obligations throughout fiscal 1998. At December 31, 1997 substantially all of the purchase liabilities and $150.4 of the assumed liabilities remained on the balance sheet. The Company does not believe that the final purchase price allocation will differ significantly from the preliminary purchase price allocation recorded in the current fiscal year.

  The Company estimates, based upon current exchange rates, that its cash funding requirements for the previously mentioned costs associated with the Coulter acquisition will amount to approximately $180.0 from the consummation of the Coulter acquisition through the end of 1998, and approximately $50.0 to $65.0 in each of the following two years. This includes up to $103.0 of sharing bonus plan payments which will be made to Coulter's employees.

  As the Company's 1997 financial statements only include two months of operations of Coulter, the following selected unaudited pro forma information is being provided to present a summary of the combined results of Beckman and Coulter as if the acquisition had occurred as of January 1, 1997 and 1996, giving effect to purchase accounting adjustments. The pro forma data is for informational purposes only and may not necessarily reflect the results of operations of Beckman had Coulter operated as part of the Company for the years ended December 31, 1997 and 1996.

                                   Pro Forma Years Ended
                            December 31, 1997 December 31, 1996

Sales                              $1,790.1   $1,722.6
Net earnings                       $    9.0   $   28.9
Basic earnings per share           $    0.33  $    1.03
Diluted earnings per share         $    0.31  $    1.00


    The pro forma amounts reflect the results of operations for Beckman, Coulter and the following purchase accounting adjustments for the periods presented:

* Amortization of intangible assets and goodwill based on the purchase price allocation for each period presented.
* Amortization of debt financing fees and expenses over the term of the new credit facility.
* The addition of interest expense on debt incurred to finance the acquisition offset by a reduction of historical interest expense as a result of the elimination of Coulter's debt.
* Additional cost of sales expense as a result of a step-up in the basis of inventory.
*     Estimated income tax effect on the pro forma adjustments.

  The pro forma statements do not include the $282.0 write-off of in-process research and development and the $59.4 accrued restructuring costs, as they are non-recurring charges. These charges are included in the Consolidated Statements of Operations of the Company for 1997. The pro forma diluted net earnings per share is based on the weighted average number of common shares and dilutive common share equivalents of Beckman during 1997 and 1996.

  In April 1997 the Company acquired the Access immunoassay product line and related manufacturing facility from Sanofi Diagnostics Pasteur, Inc. ("Sanofi"). The acquisition also established an ongoing alliance in immunochemistry between the Company and Sanofi. The Access product line, together with the earlier acquisition of Hybritech Incorporated ("Hybritech") and the Company's own immunochemistry/protein products, create a major presence for the Company in the field of immunochemistry.

  In December 1996 the Company acquired the assets and assumed the liabilities of the laboratory robotics division of Sagian Inc. of Indianapolis, Indiana. By combining Sagian's scheduling software and robotics with its own biorobotics systems, the Company enhanced its ability to serve the pharmaceutical industry's need for high-throughout screening (HTS) of candidate compounds for new drugs.

  In January 1996, the Company acquired the assets and assumed the liabilities of Hybritech, a San Diego-based life sciences and diagnostic company. The acquisition expanded the Company's ability to develop and manufacture high sensitivity immunoassays, including cancer tests.

  In May 1995, the Company agreed to acquire Genomyx Corporation of Foster City, California. Genomyx is a developer and manufacturer of advanced DNA sequencing products and complements the Company's biotechnology business. The acquisition was completed on October 21, 1996.

  With the exception of Coulter, the purchase prices of the acquisitions and the effects on consolidated results of operations were not material to the Company individually or in the aggregate.


4. Provision for Restructuring Operations

1997 Restructuring:

  The Company recorded a restructuring charge of $59.4, $36.4 after taxes or $1.32 per share, in the fourth quarter of 1997. The work force reductions anticipated under this plan, some of which occurred prior to year-end total approximately 500 employees in Europe, Asia and North America in sales, general, administrative and technical functions and approximately 100 employees in production related areas. The charge included $37.3 for severance related costs. The $22.1 provided for facility consolidation and asset related write-offs included $2.5 for lease termination payments, $12.2 for the write-off of machinery, equipment and tooling associated with those functions to be consolidated, and $7.4 for exiting non-core investment activities. These changes are scheduled to be substantially completed by December 1998. At December 31, 1997, the Company's remaining obligation related to the restructuring charges was $46.6, which is included in "Other Accrued Expenses."

  The following table details the major components of the 1997 restructuring provision:

                                         Facility
                                        consolidation
                                         and asset
Provision                   Personnel     related      Total
                                        write-offs
Consolidation of sales,
 general,
 administrative and
 technical functions         $ 34.3      $ 18.2      $ 52.5
Changes in manufacturing
 operations                     3.0         3.9         6.9
                             ------------------------------
Total provision                37.3        22.1        59.4

Fiscal 1997 Activity
Consolidation of sales,
 general,
 administrative and
 technical functions            7.8         5.0        12.8
Changes in manufacturing
 operations                      -           -           -
                             ------------------------------
Total 1997 activity             7.8         5.0        12.8

Balance at December 31,
 1997
Consolidation of sales,
 general,
 administrative and
 technical functions           26.5        13.2        39.7
Changes in manufacturing
 operations                     3.0         3.9         6.9
                            -------------------------------
Balance at December 31,
 1997                        $ 29.5      $ 17.1      $ 46.6
                            ===============================

Prior Years Restructuring:

  The Company also recorded a restructuring charge of approximately $27.7 in 1995. This restructuring charge included costs for facility moves and transition costs which were anticipated and directly associated with the 1993 restructuring plan but could not be recognized in establishment of the original restructuring reserve under generally accepted accounting principles. At December 31, 1997 and 1996, the Company's remaining obligation relating to this restructuring charge was $0.4 and $2.6, respectively, and is included in "Other Accrued Expenses".

5. Sale of Assets

  In December 1997, the Company sold $34.2 of Coulter's sales-type lease receivables, net of $2.6 of allowances, for cash proceeds of $35.7. Under the provisions of Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities" (SFAS 125), the transaction was accounted for as a sale and as a result the related receivables have been excluded from the accompanying Consolidated Balance Sheet. The sale is subject to certain recourse provisions and as such the Company established a $1.5 reserve for potential losses.

  Also in December 1997, the Company entered into an agreement for the sale and leaseback of certain instruments which are subject to various three to five year cancelable operating-type leases to customers. These instruments had a net book value of $37.0 and were sold for cash proceeds of $39.6. The gain is being deferred and credited to income, as a rent expense adjustment over the lease term. Obligations under the operating lease agreement are included in the lease commitments disclosure in Note 12 "Commitments and Contingencies".

  Proceeds from the above transactions were used to reduce outstanding borrowings under the new $1,300 credit facility (see Note 6 "Debt").

6. Debt

  Notes payable consist primarily of short-term bank borrowings by the Company's subsidiaries outside the U.S. under local lines of credit. The bank borrowings are at rates which approximate current market rates; therefore, the carrying value of the notes approximates the market value. At December 31, 1997 approximately $139.9 of unused short-term lines of credit were available to the Company's subsidiaries outside the U.S. at various interest rates. Within the U.S., the Company had available $18.0 in unused committed short-term lines of credit at market rates. Compensating balances and commitment fees on these lines of credit are not material and there are no withdrawal restrictions.

Long-term debt consisted of the following at December 31:

                             Average
                             Rate of
                             Interest      1997        1996


Credit Agreement -
  Term loan facility          6.75%     $  400.0      $  -
Credit Agreement -
  Revolving credit
  facility                    6.47%        600.0         -
Debentures                    7.05%        100.0       100.0
Senior notes, unsecured         -             -         50.0
Other long-term debt          6.39%        101.2        30.9
                                         -------       -----
                                         1,201.2       180.9
Less current maturities                     19.9         4.3
                                         -------       -----
Long-term debt, less
current maturities                      $1,181.3      $176.6
                                        ========      ======

  In October 1997, in conjunction with the acquisition of Coulter, the Company cancelled its $150.0 credit agreement and entered into a new credit agreement (the "Credit Agreement") with a group of financial institutions. The Credit Agreement provides up to a maximum aggregate amount of $1,300.0 through a $500.0 senior unsecured term loan facility (the "Term Loan") and an $800.0 senior unsecured revolving credit facility (the "Credit Facility"). Borrowings under the Credit Agreement generally bear interest at current market rates plus a margin based upon the Company's senior unsecured debt rating or debt to earnings ratio, whichever is more favorable to the Company, except in the case of competitive bid advances (as defined in the Credit Agreement) which may bear interest at a fixed rate. The Company is accordingly subject to fluctuations in such interest rates, which could cause its interest expense to increase or decrease in the future. As a result of the substantial indebtedness incurred in connection with the Coulter acquisition, the Company's interest expense will be higher and will have a much greater proportionate impact on net earnings in comparison to pre-acquisition periods. The Company must also pay a quarterly facility fee on the average Credit Facility commitment. In addition, approximately $6.8 of fees paid to enter the Credit Agreement are being amortized to interest expense over the term of the Credit Agreement. The Credit Agreement provides for mandatory prepayment of the Term Loan and Credit Facility borrowings (and, to the extent provided, reductions in commitments) thereunder from excess cash flow (as defined in the Credit Agreement), and from proceeds of certain equity or debt offerings, asset sales and extraordinary receipts. The Credit Facility is not subject to any scheduled principal amortization. Beginning in March 2000, the Company will be required to make scheduled quarterly principal payments of $25.0 on the Term Loan borrowings with a final maturity in October 2002. The Credit Facility matures on the same date as the Term Loan. As of the date of this report, the Company's remaining borrowing availability under the Credit Facility is $200.00 . Undrawn amounts under the Credit Facility will be available to meet future working capital and other business needs of the Company.

  In June 1996, the Company issued $100.0 of debentures bearing an interest rate of 7.05% per annum due June 1, 2026. Interest is payable semi-annually in June and December. The debentures were recorded net of discount and issuance costs of approximately $1.5 which are being amortized to interest expense over the term of the debentures. The debentures may be repaid on June 1, 2006 at the option of the holders of the debentures, at 100% of their principal amount, together with accrued interest to June 1, 2006, in accordance with the terms of the debenture agreement. The debentures may be redeemed, in whole or in part, at the option of the Company at any time after June 1, 2006 at a redemption price equal to the greater of the principal amount of the debentures or the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date on a semiannual basis at a comparable treasury issue rate plus a margin.

  The Company had $50.0 senior notes, comprised of Series A $20.0 and Series B $30.0 notes, that were repaid with borrowings under the Credit Agreement in October 1997. In addition, the Company paid a premium of approximately $2.0 to redeem the notes.

  Other long-term debt at December 31, 1997 consists principally of $76.6 of notes used to fund the operations of the Company's international subsidiaries and notes given as partial consideration for an acquisition. Some of the notes issued by the Company's international subsidiaries are secured by their assets. Notes used to fund the Company's international subsidiaries amounted to $22.1 in 1996. Capitalized leases of $24.6 in 1997 and $8.8 in 1996 are also included in other long-term debt.

  Certain of the Company's borrowing agreements contain covenants that the Company must comply with, for example: minimum net worth, maximum capital expenditures, a debt to earnings ratio, a minimum interest coverage ratio and a maximum amount of debt incurrence. At December 31, 1997, the Company was in compliance with all such covenants.

  The aggregate maturities of long-term debt for the five years subsequent to December 31, 1997 are $19.9 in 1998, $24.6 in 1999,
$110.7 in 2000, $107.4 in 2001, $814.6 in 2002 and $124.0 thereafter.


7. Derivatives

  The Company manufactures its products principally in the United States, but generates approximately half of its revenues from sales made outside the U.S. by its international subsidiaries. Sales generated by the international subsidiaries generally utilize the subsidiary's local currency, thereby exposing the Company to the risk of foreign currency fluctuations. Also, as the Company is a net borrower, it is exposed to the risk of fluctuating interest rates. The Company utilizes derivative instruments in an effort to mitigate these risks. The Company's policy is not to speculate in derivative instruments to profit on the foreign currency exchange or interest rate price fluctuation, nor to enter trades for which there are no underlying exposures, nor enter into trades to intentionally increase the underlying exposure. Instruments used as hedges must be effective at reducing the risk associated with the exposure being hedged and are designated as a hedge at the inception of the contract. Accordingly, changes in market values of hedge instruments are highly correlated with changes in market values of underlying hedged items both at the inception of the hedge and over the life of the hedge contract.

  Various foreign currency contracts are used to hedge firm commitments denominated in foreign currencies and to mitigate the impact of changes in foreign currency exchange rates on the Company's operations. The Company uses forward contracts, purchased option contracts, and complex option contracts, consisting of purchased and sold options, to hedge transactions with its foreign customers. The hedge instruments mature at various dates with premiums and resulting gains or losses recognized at the maturity date, which approximates to the transaction date. The notional values of contracts afforded hedge accounting treatment are summarized as follows at December 31:


                                   1997          1996
Forward Contracts                 $66.9         $63.6
Purchased Option
 Contracts                         45.0          28.5
Complex Option
 Contracts                         28.5           -

  When the Company uses foreign currency contracts and the dollar strengthens against foreign currencies, the decline in the value of future foreign currency cash flows is partially offset by the recognition of gains in the value of the foreign currency contracts designated as hedges of the transactions. Conversely, when the dollar weakens, the increase in the value of future foreign currency cash flows is reduced by (i) the recognition of the net premium paid to acquire option contracts; (ii) the recognition of any loss in the value of the forward contracts designated as hedges of the transactions and (iii) the recognition of any loss on sold options. Market value gains and losses and premiums on these contracts are recognized in "Other, net nonoperating expense" when the hedged transaction is recognized. The net premiums paid for purchased and complex options are reported in current assets.

  The Company held purchased foreign currency call option contracts totaling $20.4 and $45.9 at December 31, 1997 and 1996, respectively, which did not qualify for hedge accounting treatment. The call options were purchased to create synthetic puts when combined with forward and complex option contracts, thereby cost effectively reducing the Company's risk. The purchased call options mature at various dates throughout 1998 with resulting gains recognized at maturity. Premiums paid for these contracts are recognized immediately in "Other, net nonoperating expense".

  The Company also uses foreign currency swap contracts to hedge loans between subsidiaries. At December 31, 1997, the Company had foreign currency swap contracts totaling $103.7 expiring at various dates through February 1998. At December 31, 1996, the Company had foreign currency swap contracts totaling $89.8. As monetary assets and liabilities are marked to market and recorded in earnings, foreign currency swap contracts designated as hedges of the monetary assets and liabilities are also marked to market with the resulting gains and losses similarly recognized in earnings. Gains and losses on foreign currency swap contracts are, included in "Other, net nonoperating expense" and offset losses and gains on the hedged monetary assets and liabilities. The carrying value of foreign currency swap contracts is reported in current assets and current liabilities.

  The Company occasionally uses purchased foreign currency option contracts to hedge the market risk of a subsidiary's net asset position. At December 31, 1997, the Company had no purchased foreign currency option contracts related to net asset positions. At December 31, 1996 the Company had $3.5 purchased foreign currency option contracts related to net asset positions. Purchased foreign currency option contracts resulted in favorable foreign currency translation adjustments of $1.5 and $1.2 at December 31, 1997 and 1996, respectively. Purchased foreign currency option contracts to hedge the market risk of a subsidiary's net asset position are recognized in "Foreign currency translation adjustments" when the hedged transaction is recognized. The foreign currency translation adjustments are only recognized in "Other, net nonoperating expense" upon liquidation of the subsidiary.

  The Company uses interest rate contracts on certain borrowing transactions to hedge fluctuating interest rates. Interest rate contracts are intended to be an integral part of borrowing transactions and, therefore, are not recognized at fair value. Interest differentials paid or received under these contracts are recognized as adjustments to the effective yield of the underlying financial instruments hedged. Interest rate contracts would only be recognized at fair value if the hedged relationship is terminated. Gains or losses accumulated prior to termination of the hedged relationship would be amortized as a yield adjustment over the shorter of the remaining life of the contract or the remaining period to maturity of the underlying instrument hedged. If the contract remained outstanding after termination of the hedged relationship, subsequent changes in market value of the contract would be recognized in "Interest expense".

  In October 1997, the Company entered into interest rate contracts associated with its $1,100.0 in borrowing arising from the acquisition of Coulter. Specifically, the Company entered into $500.0 in interest rate swap agreements in which the Company receives an average floating interest rate equal to the three-month LIBOR (5.8% at December 31, 1997) and pays an average fixed interest rate of 6.2%. The Company also entered into $400.0 in treasury rate lock agreements to hedge the U.S. Treasury Note rate underlying an expected refinancing. The interest rate swaps and the U.S. Treasury rate locks are accounted for as hedges.

  The Company is exposed to credit risk in the event of non-performance of the counterparties to its foreign currency and interest rate contracts, which the Company believes is remote. Nevertheless, the Company monitors its counterparty credit risk and utilizes netting agreements and internal policies to mitigate its risk. The disclosed derivatives are indicative of the volume and types of instruments used throughout the year after giving consideration to the increase in volume arising from the acquisition of Coulter. The market value of all derivative instruments amounted to an unrecognized loss of $8.0 at December 31, 1997.


8. Income Taxes

  The components of (loss) earnings before income taxes were:

                               1997        1996        1995

U.S.                        $(304.5)    $  42.5     $  21.2
Non-U.S.                       52.6        69.0        51.2
                             ------      ------      ------
                            $(251.9)    $ 111.5     $  72.4

  The provision (benefit) for income taxes consisted of the following:

                               1997        1996        1995
Current
  U.S. federal              $   5.2     $   9.6     $   5.1
  Non-U.S.                      5.3        12.4         7.7
  U.S. state and Puerto
    Rico                        3.5         4.0        (0.6)
                             ------       -----       -----
Total current                  14.0        26.0        12.2

Deferred
  U.S. federal                  0.7         9.0         4.3
  Non-U.S.                     (2.2)        1.8         7.0
    Total deferred, net        (1.5)       10.8        11.3
                             ------      ------      ------
Total                       $  12.5     $  36.8     $  23.5

   The reconciliation of the U.S. federal statutory tax rate to the consolidated effective tax rate is as follows:

                               1997        1996        1995
Statutory tax rate            (35.0)%      35.0%       35.0%
In-process research and
  development                  39.2          -           -
State taxes, net of U.S.
  tax                           0.1         0.4         0.8
  benefit
Ireland and Puerto Rico
  income                       (2.0)       (6.8)      (13.6)
Non-U.S. taxes                  0.9         5.0        10.9
Foreign income taxed in
  the U.S., net of
  credits                       1.4        (2.8)        0.4
Other                           0.4         2.2        (1.0)
                               ----        ----        ----
Effective tax rate              5.0%       33.0%       32.5%
                               ====        ====        ====

  Certain income of subsidiaries operating in Puerto Rico and Ireland is taxed at substantially lower income tax rates than the U.S. federal statutory tax rate. The lower rates reduced expected income taxes by approximately $5.1 in 1997, $7.6 in 1996, and $9.8 in 1995. Since April 1990, earnings from manufacturing operations in Ireland are subject to a 10% tax. The lower Puerto Rico income tax rate expires in July 2003.

  The components of the (benefit) provision for deferred income taxes are:
                               1997        1996        1995
Restructuring costs         $  (15.7)   $   3.0     $  13.2
Compensation                    18.7        -           -
Inventory                       (4.0)       -           -
Net operating loss              (2.6)       -           -
International transactions       2.2        1.3        (4.7)
Accelerated depreciation        (0.4)      (0.5)        0.4
Accrued expenses                (4.2)       3.3        (0.6)
Pension costs                    8.9        6.9         1.7
Postretirement medical
  costs                         (1.7)      (1.7)       (0.5)
Other                           (2.7)      (1.5)        1.8
                            --------    -------     -------
   Total                    $   (1.5)   $  10.8     $  11.3
                            ========    =======     =======

The tax effect of temporary differences which give rise to significant portions of deferred tax assets and liabilities consists of the following at December 31:
                                           1997        1996
Deferred tax assets
 Inventories                            $   9.8     $   2.9
 Capitalized expenses                       0.7         1.0
 International                             22.7          -
 Tax credits                               23.8          -
 Purchase and assumed liabilities
  (see Note 3)                             87.4          -
 Pension costs                              -           2.4
 Accrued expenses                          43.9        19.9
 Restructuring costs                       16.3         0.6
 Environmental costs                        4.8         5.0
 Postretirement benefits                   38.6        26.5
 Other                                     28.3        32.0
                                         ------      ------
                                          276.3        90.3
Less: Valuation allowance                 (42.4)      (14.5)
                                         ------      ------
Total deferred tax assets                 233.9        75.8

Deferred tax liabilities
    Depreciation                            1.8         2.3
    Pension costs                           9.9          -
    Intangible assets                     140.4          -
    Fixed assets                           17.5          -
    Leases                                  9.9          -
    Deferred service contracts              3.2          -
    International transactions              6.4          -
    Other                                  32.1         1.3
                                        -------     -------
Total deferred tax liabilities            221.2         3.6
                                        -------     -------
Net deferred tax asset                  $  12.7     $  72.2
                                        =======     =======

  Based upon the Company's historical pretax earnings, adjusted for significant items such as non-recurring charges, management believes it is more likely than not that the Company will realize the benefit of the existing net deferred tax asset at December 31, 1997. Management believes the existing net deductible temporary differences will reverse during periods in which the Company generates net taxable income. Certain tax planning or other strategies will be implemented, if necessary, to supplement income from operations to fully realize recorded tax benefits.

  At December 31, 1997 and 1996 the Company recorded a valuation allowance of $42.4 and $14.5 respectively, for certain deductible temporary differences for which it is more likely than not that the Company will not receive future benefits. The change in the valuation allowance was $27.9 and $0 for 1997 and 1996, respectively. The change in the valuation allowance was primarily due to the acquisition of Coulter.

  Non-U.S. withholding taxes and U.S. taxes have not been provided on approximately $111.4 of unremitted earnings of certain non-U.S.
subsidiaries because such earnings are or will be reinvested in operations or will be offset by credits for foreign income taxes paid.

  All income tax liability issues between the Company and its former parent SmithKline Beckman have been resolved in accordance with a tax agreement between the two companies. Such resolution did not have a material effect on the Company's consolidated financial position or operating results.


9. Stockholders' Equity

  The Company had been authorized, through 1998, to acquire its common stock to meet the needs of its existing stock-related employee benefit plans. Under this program, the Company repurchased 1.0 shares of its common stock during 1997 and 1.0 shares during 1996. The Company elected to discontinue this stock repurchase program in connection with the Coulter acquisition. The credit facility generaly prohibits market repurchase of the Company's stock. Treasury shares have been, and are expected to continue to be, reissued to satisfy the Company's obligations under existing stock-related employee benefit plans.

  In January 1993 the Company created the Benefit Equity Fund ("BEF"), a trust for prefunding future stock-related obligations of employee benefit plans. The BEF does not change these plans or the amounts of stock expected to be issued for these plans. The BEF is funded by existing shares in treasury as well as from additional shares the Company purchases on the open market over time. While shares in the BEF are not considered outstanding for the calculation of earnings per share, the shares within the BEF are voted by the participants of the Employee Stock Purchase Plan. At December 31, 1997, 1.4 shares remain in treasury of which 0.7 are held by the BEF.


10. Employee Benefits

Incentive Compensation Plans

  In 1988, the Company adopted an Incentive Compensation Plan for its officers and key employees, which provided for stock-based incentive awards based upon several factors including Company performance. This plan expired on December 31, 1990, but options outstanding on that date were not affected by such termination. Pursuant to this plan, the Company granted options to purchase approximately 0.8 shares, with an expiration date of ten years from the date of grant.

  The Company has also adopted the Incentive Compensation Plan of 1990. This 1990 plan reserves shares of the Company's common stock for grants of options and restricted stock. Granted options typically vest over three years and expire ten years from the date of grant. Subsequent to stockholder approval in 1992, amendments were adopted to extend the expiration of the plan to 2001 and to increase each year, commencing January 1, 1993, the number of shares available under the plan by 1.5% of the number of common stock issued and outstanding as of the prior December 31. As of January 1, 1998, 0.6 shares remain available for grant under this plan.

  The following is a summary of the Company's option activity, including weighted average option information (in thousands, except per option information):

                      1997               1996               1995
                         Exercise          Exercise             Exercise
                        Price Per          Price Per           Price Per
               Options    Option   Options  Option    Options    Option

Outstanding
at beginning
of year         2,672   $26.03     2,634     $ 22.83     2,689   $ 21.39

Granted          536    $40.49       447     $ 40.72       418   $ 29.33

Exercised       (302)   $26.77      (372)    $ 19.97      (424)  $ 19.57

Canceled         (11)   $33.38       (37)    $ 37.12       (49)  $ 27.20

Outstanding
 at end of
 year          2,895    $28.60     2,672     $ 26.03     2,634   $ 22.83

               Outstanding Exercise    Remaining   Exercisable  Exercise
   Range of    at December   Price    Contractual  at December Price Per
   Exercise     31, 1997      Per         Life       31, 1997    Option
    Prices                  Option      (Years)        (a)

  $16.50 to
   $22.50        1,049       $19.72         3.5      1,049        $19.72
  $26.38 to
   $28.88          585       $26.43         6.2        585        $26.43
  $29.25 to
   $35.13          369       $29.34         7.3        249        $29.34
  $39.56 to
   $41.19          892       $40.16         8.7        151        $40.88
  $16.50 to
   $41.19        2,895       $28.60         6.1      2,034        $24.40

  (a) Options exercisable at December 31, 1996 and 1995 (in thousands) were 1,911 and 1,705, respectively.

   The following represents pro forma information as if the Company recorded compensation cost using the fair value of the issued compensation instrument (the results may not be indicative of the actual effect on net income in future years):

                                              1997         1996

   Net (loss) earnings as reported        $(264.4)       $ 74.7
   Assumed stock compensation cost            5.7           2.6
                                          -------        ------
   Pro forma net (loss) earnings          $(270.1)       $ 72.1
                                          =======        ======
   Diluted (loss) earnings per share as
    reported                              $ (9.58)       $ 2.58
   Pro forma diluted (loss) earnings per
    share                                 $ (9.79)       $ 2.49

  The Company uses the Black-Scholes valuation model for estimating the fair value of its compensation instruments. The following represents the estimated fair value of options granted and the assumptions used for calculation:


                                              1997         1996

   Weighted average estimated fair value
     per option granted                   $  15.73     $  14.56
   Average exercise price per option
     granted                              $  40.49     $  40.72
   Stock volatility                          22.0%        18.0%
   Risk-free interest rate                    5.9%         6.7%
   Option term - years                       10.0         10.0
   Stock dividend yield                       1.4%         1.5%

Stock Purchase Plan

   The Company's stock purchase plan allows all U.S. employees and employees of certain subsidiaries outside of the U.S. to purchase the Company's common stock at favorable prices and upon favorable terms. Employee purchases are settled at six month intervals as of June 30 and December 31. The difference between the purchase price and fair value is not material. Employees purchased 0.2 shares during 1997 and
1.1 shares remain available for use in the plan at December 31, 1997.

Postemployment Benefits

  Effective January 1, 1994 the Company adopted Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits" (SFAS 112). This statement required the Company to recognize an obligation for postemployment benefits provided to former or inactive employees, their beneficiaries and covered dependents after employment but before retirement. Additional accruals for postemployment benefits, subsequent to adopting SFAS 112, were approximately $0.9 in 1997 and $0.8 in 1996 and 1995.


11.Retirement Benefits

Pension Plans

   Beckman provides pension benefits covering substantially all of its employees. Coulter provides similar benefits covering foreign employees. Consolidated pension expense was $8.6 in 1997, $18.3 in 1996, and $13.3 in 1995.

   Pension benefits for Beckman's domestic employees are based on age, years of service and compensation rates. Components of combined pension expense related to these plans were:

                               1997        1996        1995
Service cost                 $ 10.0      $ 10.8      $  7.1
Interest cost                  26.6        25.7        24.0
Actual return on plan
 assets                       (66.2)      (23.2)      (23.8)
Net amortization and
 deferral                      35.9         1.0         1.2
                            -------      ------      ------
Total                        $  6.3      $ 14.3      $  8.5
                            =======      ======      ======

   Beckman's funding policy is to provide currently for accumulated benefits, subject to federal regulations. Assets of the plans consist principally of government fixed income securities and corporate stocks and bonds. The funded status of the pension liabilities and assets and amounts recognized in the consolidated financial statements with respect to Beckman's domestic plan were:

                                              1997           1996

Vested benefit obligation                  $ 353.6        $ 312.2

Accumulated benefit obligation               356.2          314.2
Projected compensation increases              51.7           45.0
Projected benefit obligation                 407.9          359.2
Plan assets at fair market value            (408.9)        (314.1)
Projected benefit obligation
 (less than) in excess of plan
 assets                                       (1.0)          45.1
Unrecognized net obligations
 at transition                                (1.4)          (1.9)
Unrecognized net (loss)                       (15.2)        (35.6)
Unrecognized prior service cost                (6.4)         (7.3)
(Prepaid) accrued pension cost                (24.0)          0.3
Assumptions used in calculations
 Expected long-term rate of                     9.8%          9.8%
 return
 Discount rate                                  7.0%          7.8%
 Average rate of increase in
  compensation                                  4.3%          4.3%

   Certain subsidiaries of Beckman and Coulter outside the U.S. have separate pension plan arrangements which include both funded and unfunded plans. Unfunded foreign pension obligations are recorded as a liability on the Company's consolidated balance sheets. Pension expense for Beckman plans outside of the U.S. was $4.5 in 1997, $4.0 in 1996, and $4.8 in 1995. Pension expenses for Coulter plans were $0.5 for the two month period ended December 31, 1997.

   Beckman and Coulter have separate defined contribution plans for their respective domestic employees. Under each plan, eligible employees may contribute a portion of their compensation. Employer contributions are primarily based on a percentage of employee contributions. Additional Coulter contributions to its plan are based on the age and salary levels of employees. Beckman contributed $4.8 in 1997, $4.5 in 1996 and $3.6 in 1995. Coulter contributed $2.0 for the two months ended December 31, 1997. Employees under both plans generally become fully vested with respect to employer contributions after three to five years of qualifying service as defined by each plan.

Health Care and Life Insurance Benefits

   The Company and its subsidiaries presently provide certain health care and life insurance benefits for retired U.S. employees and their dependents. Eligibility for the plan and participant cost sharing is dependent upon the participant's age at retirement, years of service and retirement date.

  The postretirement benefits for both active and retired employees of Coulter were continued after the acquisition. The amounts below reflect the assumption of these additional liabilities and costs from November 1, 1997.

   The net periodic cost for postretirement health care and life insurance benefits includes the following:

                                 1997       1996        1995

Service cost                   $  1.2     $  1.4     $  1.0
Interest cost                     3.3        3.3        3.7
Net amortization                 (1.2)      (0.5)      (0.7)
                               ------     ------     ------
Total                          $  3.3     $  4.2     $  4.0
                               ======     ======     ======

   The following table sets forth the plan's funded status and amounts recognized in the Company's consolidated balance sheet in "Other liabilities" at December 31:

                                           1997        1996

Accumulated postretirement benefit
 obligations
  Retirees                              $  38.9     $  27.2
  Fully eligible active plan
   participants                             7.1         2.2
  Other active plan participants           27.1        17.3
                                           ----        ----
Total obligation                           73.1        46.7
Plan assets                                  -           -
Accumulated postretirement benefit
 obligation in excess of plan assets       73.1        46.7
Unrecognized prior service cost             1.1          -
Unrecognized net gain                      20.8        17.8
                                           ----        ----
Accrued postretirement benefit
 liability                              $  95.0     $  64.5
                                           ====        ====

Assumptions used in              1997       1996        1995
calculations
  Weighted average discount
    rate                         7.2%       7.8%       7.0%
Calculation of obligation,
 excluding Coulter:
  Healthcare cost trend rate     8.0%       8.0%       8.0%
  Decreasing to ultimate rate
    by the year 2004             5.5%       5.5%       5.5%
Calculation of Coulter
 obligation:
  Healthcare cost trend rate     7.0%         -          -
  Decreasing to ultimate rate
   by year 2002                  5.0%         -          -


   An assumed 1% increase in the healthcare cost trend rate for each year would have resulted in an increase in the net periodic pension cost by $0.7 in 1997, $0.9 in 1996 and $0.7 in 1995 and in the accumulated post retirement benefit obligation by $10.9 in 1997 and by $7.0 in 1996.

   Employees outside the U.S. generally receive similar benefits from government-sponsored plans.


12. Commitments and Contingencies

Environmental Matters

   The Company is subject to federal, state, local and foreign environmental laws and regulations. Although the Company continues to make expenditures for environmental protection, it does not anticipate any significant expenditures in order to comply with such laws and regulations which would have a material impact on the Company's operations or financial position. The Company believes that its operations comply in all material respects with applicable federal, state, local and foreign environmental laws and regulations.

  In 1983, the Company discovered organic chemicals in the groundwater near a waste storage pond at its manufacturing facility in Porterville, California. SmithKline Beckman, the Company's former controlling stockholder, agreed to indemnify the Company with respect to this matter for any costs incurred in excess of applicable insurance, eliminating any impact on the Company's earnings or financial position. SmithKline Beecham p.l.c., the surviving entity of the 1989 merger between SmithKline Beckman and Beecham, assumed the obligation of SmithKline Beckman in this respect.

   In 1987 soil and groundwater contamination was discovered on property in Irvine, California (the "property") formerly owned by the Company. In 1988 The Prudential Insurance Company of America ("Prudential"), which purchased the property from the Company, filed suit against the Company in U.S. District Court in California for recovery of costs and other alleged damages with respect to the soil and groundwater contamination. In 1990 the Company entered into an agreement with Prudential for settlement of the lawsuit and for sharing current and future costs of investigation, remediation and other claims.

   Soil and groundwater remediation of the property have been in process since 1988. During 1994 the County agency overseeing the site soil remediation formally acknowledged completion of remediation of a major portion of the soil, although there remain other areas of soil contamination that may require further remediation. In July 1997 the California Regional Water Quality Control Board, the agency overseeing the site groundwater remediation, issued a closure letter for the upper water bearing unit. The Company and Prudential continued to operate a groundwater treatment system throughout 1997 and expect to continue its operation in 1998.

   Investigations on the property are continuing and there can be no assurance that further investigation will not reveal additional contamination or result in additional costs. The Company believes that additional remediation costs, if any, beyond those already provided for the contamination discovered by the current investigation will not have a material adverse effect on the Company's operations or financial position.

Litigation

   The Company is currently, and is from time to time, subject to claims and suits arising in the ordinary course of its business, including those relating to intellectual property, contractual obligations, competition and employment matters. In certain such actions, plaintiffs request punitive or other damages or nonmonetary relief, which may not be covered by insurance, and in the case of nonmonetary relief, could, if granted, materially affect the conduct of the Company's business. The Company accrues for potential liabilities involved in these matters as they become known and can be reasonably estimated. In the Company's opinion (taking third party indemnities into consideration), the various asserted claims and litigation in which the Company is currently involved are not reasonably likely to have a material adverse effect on the Company's operations or financial position. However, no assurance can be given as to the ultimate outcome with respect to such claims and litigation. The resolution of such claims and litigation could be material to the Company's operating results for any particular period, depending upon the level of income for such period.

   In January 1996, Coulter, then unrelated to Beckman, notified Hematronix, a competitive reagent manufacturer, that Hematronix was selling certain reagents and controls that infringed upon certain of Coulter's patents. In response, Hematronix filed a complaint against Coulter in April 1996, in the United States District Court of the
Eastern District of California. The complaint seeks a declaratory judgment to invalidate the patents. The complaint also includes antitrust and related business tort claims directed at Coulter's business and leasing activities, and seeks actual, treble and punitive damages in an unspecified amount, as well as injunctive relief. Coulter answered the complaint by denying violations of the antitrust laws and business tort claims and counterclaimed that Hematronix willfully infringed the patents at issue. Discovery has been conducted by both sides and is continuing. The Company has filed a motion for summary judgment on the antitrust and other non-patent issues. The motion has been heard and a decision from the court is pending. The Company believes that the patents at issue are valid and have been infringed upon by Hematronix and that the antitrust claims are without merit. If the matter does proceed to trial, the trial is scheduled for October, 1998. Although the plaintiff has claimed substantial damages, based on the Company's analysis of the present facts and the existence of certain indemnities by the former stockholders of Coulter, the Company believes that the ultimate outcome of this litigation is not reasonably likely to have a material adverse effect on the Company's operations or financial position.

   Local authorities in Palermo (Sicily), Italy are investigating the activities of officials at a local government hospital and laboratory as well as representatives of the principal worldwide companies marketing diagnostics equipment in Italy, including the Company's Italian subsidiary. The inquiry focuses on past leasing practices for placement of diagnostics equipment which were common industrywide practices throughout Italy, but now are alleged to be improper. The Company believes the evidence in the case is weak and insufficient to support a criminal conviction against certain identified employees (the subsidiary is not a defendant). The Court has appointed economic experts to evaluate and present a comprehensive economic report on the leasing practices of the industry. Although it is very difficult to evaluate the political climate in Italy and the activities of the Italian public prosecutors, the Company does not expect this matter to have a material adverse effect on its operations or financial position.

   Through its Hybritech acquisition (see Note 3 "Acquisitions"), the Company obtained a patent, referred to as the Tandem Patent, that generates royalty income. The Tandem Patent is involved in an interference action in the U.S. Patent and Trademark Office with a patent application owned by La Jolla Cancer Research Foundation (the "Foundation"). If the Foundation wins the interference, the Company would lose the Tandem Patent and the royalty income, and a new patent would be issued to the Foundation covering those products. The Company believes it has the stronger case and expects to prevail and does not expect this matter to have a material adverse effect on its operations or financial position.

    As previously reported, in 1991 Forest City properties Corporation and F.C. Irvine, Inc. (collectively, "Forest City"), former owners and developers of a portion of the same real property in Irvine referred to under the caption "Environmental Matters" herein, filed suit against Prudential in the California Superior Court for the County of Los Angeles, alleging breach of contract and damages caused by the pollution of the property. Forest City originally sought damages of more than $20 but subsequently increased its demand to $40 . Forest City also sought additional remediation of the property. Although the Company is not a named defendant in the Forest City action, it is obligated to contribute to any resolution of that action pursuant to the Company's 1990 settlement agreement with Prudential. See discussion of "Environmental Matters" above.

   The trial of this matter was conducted in 1995, resulting in a jury verdict in favor of Prudential. The Court subsequently granted Forest City's motion for a new trial which Prudential appealed. Prior to the Court's consideration of the appeal, Prudential settled the lawsuit with Forest City and requested the Company to pay a portion of the settlement pursuant to the 1990 settlement agreement. The Company does not agree with Prudential's claims and believes it has significant defenses to them. Although the outcome of this dispute cannot be predicted with certainty, the Company believes that any additional liability beyond that provided for will not have a material adverse effect on the Company's operations or financial position.

    As previously reported, since 1992 six toxic tort lawsuits have been filed in Maricopa County Superior Court, Arizona by a number of residents of the Phoenix/Scottsdale area against the Company (relating to a former Company manufacturing site) and a number of other defendants, including Motorola, Inc., Siemens Corporation, the cities of Phoenix and Scottsdale, and others. The Company is indemnified by SmithKline Beecham p.l.c., the successor of its former controlling stockholder, for any costs incurred in these matters in excess of applicable insurance, and thus the outcome of these litigations, even if unfavorable to the Company, should have no material effect on the
Company's   operations  or  financial  position.   These  suits   are
currently in the discovery phase, with the first of several anticipated trials in the actions scheduled for June 1998.

   In addition, the Company and its subsidiaries are involved in a number of lawsuits which the Company considers ordinary and routine in view of its size and the nature of its business. The Company does not believe that any ultimate liability resulting from any such lawsuits will have a material adverse effect on its operations or financial position. See environmental discussion above.

Lease Commitments

   The Company leases certain facilities, equipment and automobiles. Certain of the leases provide for payment of taxes, insurance and other charges by the lessee. Rent expense was $35.4 in 1997, $32.9 in 1996, and $32.4 in 1995.

   As of December 31, 1997, minimum annual rentals payable under non-cancelable operating leases aggregate $94.5, which is payable $30.1 in 1998, $22.0 in 1999, $17.6 in 2000, $13.7 in 2001, $3.0 in
2002 and $8.1 thereafter.

Other

   Under the Company's dividend policy, the Company pays a regular quarterly dividend to its stockholders which amounted to $16.6 in 1997 and $14.7 in 1996. In February of 1998, the Board of Directors declared a quarterly dividend of $0.15 per share, which approximates $4.1 in total. This dividend is payable April 2, 1998 to stockholders of record on February 3, 1998. The Credit Facility restricts (but does not prohibit) the Company's ability to pay dividends.


13.  Earnings (loss) Per Share

   In accordance with SFAS 128, the following is a reconciliation of the numerators and denominators of the basic and diluted EPS computations.

                                           1997
                              Income      Shares        Per-Share
                            (Numerator)  (Denominator)   Amount
Basic EPS
Net (loss)                  $ (264.4)       27.6        $ (9.58)

Effect of dilutive stock
  options                         -          -              -
                            --------        ----         -------
Diluted EPS (1)
Net (loss)                  $ (264.4)       27.6        $ (9.58)
                            ========        ====         =======

(1)Under generally accepted accounting principles, as the Company was in a net loss position in the current year, 1.0 million common share equivalents were not used to compute diluted loss per share, as the effect was antidilutive.

                                           1996
                              Income      Shares        Per-Share
                            (Numerator)  (Denominator)   Amount
Basic EPS
Net earnings                $  74.7         28.0        $ 2.66

Effect of dilutive stock
  options                        -           0.9         (0.08)
                             ------         ----         -----
Diluted EPS
Net earnings                $  74.7         28.9        $ 2.58
                             ======         ====         =====

                                           1995
                              Income      Shares        Per-Share
                            (Numerator)  (Denominator)    Amount
Basic EPS
Net earnings                $  48.9         28.1          $ 1.74

Effect of dilutive stock
  options                        -           0.7           (0.04)
                             ------         ----           ------
Diluted EPS
Net earnings                $  48.9         28.8          $ 1.70
                             ======         ====           ======

14.  Business Segment Information

Industry Segment

   The Company is engaged primarily in the design, manufacture and sale of laboratory instrument systems and related products.

                                 1997        1996        1995
Geographic areas
Sales
  United States-domestic      $  889.2    $   738.5   $  606.1
  United States-export            60.8         36.0       28.9
  Europe                         342.4        318.6      312.9
  Asia and other areas           191.5        163.1      160.2
  Transfers between areas       (285.9)      (228.2)    (178.0)
                                ------      -------     ------
  Total sales                 $1,198.0    $ 1,028.0   $  930.1
                               =======      =======     ======
Operating (loss) income
  United States before
   research and
   development                $ 162.9     $   180.1   $  137.2
  Research and
   development (a)             (123.6)       (108.4)     (91.7)
  In-process research and
   development                 (282.0)         -            -
                               ------         ------     ------
  United States                (242.7)         71.7       45.5
  Europe                          3.6          45.4       28.2
  Asia and other areas            2.1           5.4        9.4
                               ------         ------     ------
  Total operating (loss)
   income(b)                 $ (237.0)    $   122.5   $   83.1
                               ======         ======     ======
Identifiable assets (c)
  United States              $  857.4     $   503.3   $  446.3
  Europe                        444.3         243.1      228.8
  Asia and other areas          218.5          94.0       89.4
  Corporate                     810.8         119.7      143.3
                               ------        ------      ------
  Total assets               $2,331.0     $   960.1   $  907.8
                               ======        ======      ======

(a) The Company's principal research and development efforts are performed in the United States.

(b) Includes restructuring charges of $59.4 and $27.7 in 1997 and 1995 respectively. The Company did not incur restructuring charges in 1996.

(c) Identifiable assets are those assets used by the operations in each geographic location. Corporate assets consist primarily of cash and equivalents, short-term investments, deferred tax assets, lease receivables, fixed assets of a corporate nature, intangible assets and goodwill.
Asia and other areas include, primarily, operations in Japan, Canada and Latin America. Inter-area sales are made at terms that allow
for  a reasonable   profit  to  the  seller.  At  December  31,  1997 trade
receivables  and other by geographic area were United  States  $226.4,
Europe  $188.0 and Asia and other areas $110.2.  At December 31,  1996 trade receivables and other by geographic area were United States $120.9, Europe $135.8 and Asia and other areas $52.8.

15.  Supplementary Information

Allowance for Doubtful Accounts

               Balance      Additions
                  at        Charged to                            Balance at
               Beginning    Cost and                              End of
               of Period    Expenses      Deductions    Other     Period
December 31,
 1997            $  9.6     $  2.4(a)     $ 3.5(b)      $ 9.4(d)  $ 17.4
                                            0.5(c)
December 31,
 1996               9.1         2.2(a)      1.1(b)         -         9.6
                                            0.6(c)
December 31,
 1995              10.4         0.7(a)      2.8(b)         -         9.1
                                            0.8(c)

(a)  Provision charged to earnings.
(b)  Accounts written-off.
(c)  Adjustments from translating at current exchange rates.
(d)  Allowance acquired as part of the Coulter acquisition.

QUARTERLY INFORMATION (Unaudited)
In millions, except amounts per share

       First         Second        Third         Fourth        For
       Quarter       Quarter       Quarter       Quarter       the Year
       1997   1996   1997   1996   1997   1996   1997   1996   1997     1996

Sales  $231.9 $224.8 $270.6 $265.2 $271.6 $252.8 $423.9 $285.2 $1,198.0 $1,028.0
Cost
 of
 sales  109.6  104.9  130.7  123.6  132.1  117.8  237.3  131.5    609.7    477.8
Marketing,
 general
 and
 adminis-
 trative 74.8   73.7   79.7   83.3   82.9   77.7  122.9   84.6    360.3    319.3
Research
 and
 develop-
 ment    24.0   24.7   28.6   27.3   27.7   26.1   43.3   30.3    123.6    108.4
In-process
 research
 and
 develop-
 ment      -      -     -      -      -      -    282.0    -      282.0     -
Restructu-
 ring
 Charge    -      -     -      -      -      -     59.4    -       59.4     -
Operating
 income
 (loss)  23.5   21.5   31.6   31.0   28.9   31.2 (321.0)  38.8   (237.0)  122.5
Earnings
 (loss)
 before
 income
 taxes   22.3   20.5   29.7   28.3   27.7   27.9 (331.6)  34.8   (251.9)  111.5
Net
 earnings
 (loss) $15.6  $13.7  $20.8  $19.0  $19.4  $18.7$(320.2) $23. 3 $(264.4)  $74.7
Basic
 earnings
 (loss)
 per
 share  $0.56  $0.48  $0.75  $0.68  $0.71  $0.67$(11.60) $ 0.83 $ (9.58)  $2.66
Diluted
 earnings
 (loss)
 per
 share  $0.54  $ 0.47 $0.72  $0.65  $0.68  $0.65$(11.63) $ 0.81 $(9.58)   $2.58
Dividends
 per
 share  $0.15  $ 0.13 $0.15  $0.13  $0.15  $0.13$  0.15  $0.13  $ 0.60    $0.52
Stock price
 - High 44 3/8 39 1/8 49 3/16 41 1/8 52 5/16 39 7/8 44 1/2 39 1/4 52 5/16 41 1/8
Stock price
- Low   37 7/8 33 1/2 40 3/8  35 1/8 39 3/4  32     37 3/8 35     37  3/8 32

  Bar Chart:  Stock Price By Quarter 1997

  Quarter        1st      2nd      3rd      4th
                          $ Per Share
  High           44 3/8   49 3/16  52 5/16  44 1/2
  Low            37 7/8   40 3/8   39 3/4   37 3/8

  Bar Chart:  Stock Price By Quarter  1996

  Quarter        1st      2nd      3rd      4th
                          $ Per Share
  High           39 1/8   41 1/8   39 7/8   39 1/4
  Low            33 1/2   35 1/8   32       35

  Bar Chart:  Sales By Quarter 1997 (millions)

  Quarter        1st      2nd      3rd      4th
  Sales          $231.9   270.6    271.6    423.9

  Bar Chart:  Sales By Quarter 1996 (millions)

  Quarter        1st      2nd      3rd      4th
  Sales          $224.8   265.2    252.8    285.2

REPORT BY MANAGEMENT

  The consolidated financial statements and related information for the years ended December 31, 1997, 1996 and 1995 were prepared by management in accordance with generally accepted accounting principles. Financial data included in other sections of this Annual Report are consistent with that in the consolidated financial statements.

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

LOUIS T. ROSSO                     D.K. WILSON

Louis T. Rosso                     Dennis K. Wilson
Chairman and                       Vice President, Finance
Chief Executive Officer            and Chief Financial Officer

INDEPENDENT AUDITORS' REPORT

To the Stockholders and Board of Directors of Beckman Instruments, Inc.:

  We have audited the accompanying consolidated balance sheets of Beckman Instruments, Inc. and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Beckman Instruments, Inc. and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1997 in conformity with generally accepted accounting principles.

  As described in Note 1 to the Consolidated Financial Statements, in 1997, the Company adopted the provisions of Statement of Financial Accounting Standards No. 128, "Earnings Per Share," and has restated prior year earnings per share in accordance with that statement.


                                         KPMG PEAT MARWICK LLP
Orange County, California
January 23, 1998

Annual Meeting

  The annual meeting of stockholders will be held on April 2, 1998 at the Company's headquarters in Fullerton, California. Formal notice of the meeting together with the proxy statement and form of proxy will be mailed to each stockholder of record on February 3, 1998.


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

Select Subsidiaries

   Beckman Analytical S.p.A.
   Beckman Eurocenter S.A.
   Beckman Instruments (Australia) Pty. Ltd.
   Beckman Instruments (Canada), Inc.
   Beckman Instruments (Naguabo), Inc.
   Beckman Instruments Espana S.A.
   Beckman Instruments France S.A.
   Beckman Instruments G.m.b.H.
   Beckman Instruments (Hong Kong), Ltd.
   Beckman Instruments (Ireland), Inc.
   Beckman Instruments (Japan), Ltd.
   Beckman Instruments (United Kingdom), Ltd.
   Beckman Instruments International S.A.
   Coulter Corporation
   Coulter Electronics G.m.b.H
   Coulter Electronics (Hong Kong) Ltd.
   Coulter Electronics Industria E Comercia LTDA
   Coulter Electronics of Canada, Ltd.
   Coultronics France, S.A.
   Coulter K.K.
   Coulter Leasing Corporation
   Coulter de Mexico S.A. De C.V.
   Coulter Scientific, Inc.
   Hybritech Incorporated
   Immunotech S.A.
   SKD, Inc.