Form 10-K/A, Exhibit 13
period 1997-12-31
BECKMAN COULTER INC
filed 1998-07-02
CIK 840467

                                                                      EXHIBIT 13


                                WORDS ON NUMBERS

                                TABLE OF CONENTS


Selected Financial Information
Financial Review
Management's Discussion and Analysis
Consolidated Balance Sheets
Consolidated Statements of Operations
Consolidated Statements of Stockholders' Equity
Consolidated Statements of Cash Flows
Notes to Consolidated Financial Statements
Quarterly Information
Report by Management
Independent Auditors' Report
Corporate Directory
Other Information

Bar Chart: Cash Provided by Operations (millions)

Year                       1993        1994        1995        1996        1997
                           -----      ------      ------      ------      ------
Cash Provided              $53.3      $111.1      $ 60.2      $139.1      $137.8

Bar Chart: Shares Outstanding (millions)

Year                            1993       1994       1995       1996       1997
                                ----       ----       ----       ----       ----
Shares
  Outstanding                   27.8       28.0       28.3       28.0       27.6

SELECTED FINANCIAL INFORMATION
Dollars in millions, except amounts per share

Years Ended December 31,                          1997           1996          1995           1994           1993
                                               ----------     ----------    ----------     ----------     ----------
Summary of Operations
 Sales                                         $  1,198.0     $  1,028.0    $    930.1     $    888.6     $    875.7
 Operating income (1)                          $    104.4     $    122.5    $    110.8     $     98.9     $     85.6
 Earnings before special and non
  recurring charges, after
  taxes                                        $     54.0     $     74.7    $     66.1     $     56.9     $     46.9
 Special charges:
 In-process research and
  development                                      (282.0)            --            --             --             --
 Restructuring charge, net of
  tax benefit                                       (36.4)            --         (17.2)          (9.6)         (73.0)
Non-recurring charges:
 Environmental charge, net of
  tax benefit                                          --             --            --             --           (7.5)
 Changes in accounting
  principles                                           --             --            --           (5.1)          (4.0)
                                               ----------     ----------    ----------     ----------     ----------
  Net (loss) earnings                          $   (264.4)    $     74.7    $     48.9     $     42.2     $    (37.6)
                                               ==========     ==========    ==========     ==========     ==========
Diluted earnings per share
  before special charges                       $     1.88     $     2.58    $     2.29     $     2.03     $     1.69
Diluted (loss) earnings per
  share                                        $    (9.58)    $     2.58    $     1.70     $     1.50     $    (1.35)
Dividends paid per share of
  common stock                                 $     0.60     $     0.52    $     0.44     $     0.40     $     0.36
Shares outstanding (millions)                        27.6           28.0          28.3           28.0           27.8
Weighted average common shares and dilutive
   common share equivalents (millions)(2)
                                                     27.6           28.9          28.8           28.1           27.8
Other Information
 Total assets                                  $  2,331.0     $    960.1    $    907.8     $    829.1     $    820.0
 Long-term debt, less current
  maturities                                   $  1,181.3     $    176.6    $    162.7     $    117.3     $    113.7
 Working capital                               $     81.8     $    300.1    $    282.1     $    243.2     $    221.2
 EBITDA before special charges(2)(3)           $    228.0     $    217.4    $    192.6     $    161.4     $     89.8
 EBITDA(3)                                     $   (113.4)    $    217.4    $    164.9     $    150.1     $    (24.9)
Cash flows from operating
  activities                                        137.8          139.1          60.2          109.6           53.3
Cash flows from investing
  activities                                       (929.1)        (114.6)       (113.0)         (59.1)         (72.5)
Cash flows from
  financing activities                              790.6          (16.2)         34.8          (30.8)          18.1
Debt to EBITDA before special
  charges(2)(3)                                       5.5            0.9           0.9            0.8           1.62
 Capital expenditures                          $    110.7     $    117.4    $    110.0     $     98.7     $     92.8
 Depreciation and amortization
 expense                                       $    109.1     $     87.8    $     79.1     $     70.1     $     63.5
 Number of employees at
  December 31,                                     11,171          6,079         5,702          5,963          6,689

----------

(1) Excludes pretax special charges. Special charges include: 1) restructuring charges of $59.4, $27.7, $11.3 and $114.7 in 1997, 1995, 1994 and 1993,
    respectively, and 2) a one time write-off of $282.0 of acquired in-process research and development relating to the Coulter acquisition in 1997. Including these special charges, the Company reported operating (loss) income of ($237.0), $83.1, $87.6 and ($29.1) in 1997, 1995, 1994 and 1993
    respectively. The Company did not incur any special charges in 1996.

(2) Under generally accepted accounting principles, as the Company was in a net loss position in the current year, 1.0 million common share equivalents were not used to compute diluted loss per share, as the effect was antidilutive.

(3) EBITDA represents earnings before income taxes plus interest expense, in-process research and development, restructuring charges, depreciation and amortization. While EBITDA should not be construed as a substitute for operating income or as a better indicator of liquidity than cash flows from operating activities (both of which are determined in accordance with generally accepted accounting principles) it is included herein to provide additional information with respect to the ability of the Company to meet its future debt service, capital expenditures and working capital requirements. Additionally, EBITDA as calculated by the Company may not be comparable to similarly titled measures reported by other companies. See "Consolidated Statement of Cash Flows" for historical cash flows from operating, investing and financing activities.

Bar Chart: EBITDA Before Special Charges (millions)

Year                           1993       1994       1995       1996       1997
                              ------     ------     ------     ------     ------
EBITDA                        $ 89.8     $161.4     $192.6     $217.4     $228.0

Bar Chart: Dividends paid per Common Stock

Year                           1993       1994       1995       1996       1997
                              ------     ------     ------     ------     ------
Dividends Paid
($ per share)                  0.36       0.40       0.44       0.52       0.60

FINANCIAL REVIEW
In millions, except amounts per share
Results Of Operations

     The following table sets forth, for the periods indicated, the results of operations as a percentage of sales and on a comparative basis:

                                                                                                1997          1996
Years ended                           % of                   % of                   % of      Compared      Compared
December 31,              1997        Sales       1996       Sales        1995      Sales     to 1996(2)    to 1995(2)
                        ---------     ------    ---------    ------     --------    ------    ---------     ---------
Sales
 Diagnostics            $   802.4       67.0    $   652.0      63.4     $  558.5      60.0    $   150.4     $    93.5
 Life sciences              395.6       33.0        376.0      36.6        371.6      40.0         19.6           4.4
                        ---------     ------    ---------    ------     --------    ------    ---------     ---------
Total Sales             $ 1,198.0      100.0    $ 1,028.0     100.0     $  930.1     100.0    $   170.0     $    97.9
                        =========     ======    =========    ======     ========    ======    =========     =========

Gross profit            $   588.3       49.1    $   550.2      53.5     $  502.9      54.1    $    38.1     $    47.3

Marketing, general
 and  administrative        360.3       30.1        319.3      31.1        300.4      32.3         41.0          18.9
Research and
 development(1)             123.6       10.3        108.4      10.5         91.7       9.9         15.2          16.7
                        ---------     ------    ---------    ------     --------    ------    ---------     ---------

Operating income(1)         104.4        8.7        122.5      11.9        110.8      11.9        (18.1)         11.7
Net nonoperating
 expense                     14.9        1.2         11.0       1.0         10.7       1.1          3.9           0.3
                        ---------     ------    ---------    ------     --------    ------    ---------     ---------

Earnings before
 income  taxes               89.5        7.5        111.5      10.9        100.1      10.8        (22.0)         11.4
Income tax provision         35.5        3.0         36.8       3.6         34.0       3.7         (1.3)          2.8
                        ---------     ------    ---------    ------     --------    ------    ---------     ---------

Earnings before
 special charges,
 after taxes            $    54.0        4.5    $    74.7       7.3     $   66.1       7.1    $   (20.7)    $     8.6
                        =========     ======    =========    ======     ========    ======    =========     =========
Net (loss) earnings     $  (264.4)                 $ 74.7               $   48.9                $(339.1)     $   25.8

Diluted earnings per
 share  before
 special charges        $    1.88               $    2.58               $   2.29              $   (0.70)    $    0.29
Diluted (loss)
 earnings per share     $   (9.58)              $    2.58               $   1.70              $  (12.16)    $    0.88
                        ---------               ---------               --------              ---------     ---------
Dividends paid per
 share of common
 stock                  $    0.60               $    0.52               $   0.44              $    0.08     $    0.08
                        ---------     ------    ---------    ------     --------    ------    ---------     ---------

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

(2) Decreases from the comparative period are designated by parentheses.

Bar Chart: MGA as a % of Sales

Year                                          1995           1996           1997
                                              ----           ----           ----
MGA (% of Sales)                              32.3           31.1           30.1

Bar Chart: R&D Expenses Before Write-off of In-Process R&D (millions)

Year                                       1995            1996            1997
                                           -----          ------          ------
R&D Expenses                               $91.7          $108.4          $123.6

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following review should be read in conjunction with the consolidated financial statements and related notes included on pages 16 through 37. Historical results and percentage relationships are not necessarily indicative of operating results for any future periods.

Overview


     Beckman Coulter, Inc. ("the Company") is a world leader in providing systems that simplify and automate laboratory processes. The Company designs, manufactures and services a broad range of laboratory systems consisting of instruments, reagents and related products that customers use to conduct basic scientific research, drug discovery research and diagnostic analysis of patient samples. Approximately two-thirds of the Company's 1997 sales were for clinical diagnostics applications, principally in hospital laboratories, while the remaining sales were for life sciences and drug discovery applications in universities, medical schools, and pharmaceutical and biotechnology companies. The Company's diagnostics systems address over 75% of the hospital laboratory test volume, including virtually all routine laboratory tests. The Company believes that it is a worldwide market leader in its primary markets, with well-recognized systems and a reputation for high-quality, reliable service.


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

     The acquisition of Coulter Corporation ("Coulter") in October 1997 (the "Acquisition"), further extended Beckman's strategy to solidify its position as a leading provider of laboratory systems, adding Coulter's leading market position in hematology and number two position in flow cytometry. The purchase price of the acquisition totaled $1,178.0 million, consisting of $875.0 million in cash, assumed liabilities of $170.0 million and purchase liabilities of $133.0 million. This acquisition and the related financing is expected to lower the net earnings of the Company through 1998 as a result of a substantial increase in interest expense, amortization of intangible assets and goodwill and various other adjustments resulting from purchase accounting. A complete discussion of the Company's acquisition activities is provided in Note 3 "Acquisitions" to the Consolidated Financial Statements.


2.   Events Impacting Comparability

     As anticipated, the integration and consolidation of Coulter requires substantial management, financial and other resources. While the Company believes the early results of this effort are encouraging, the acquisition of Coulter necessarily involves a number of significant risks, including potential difficulties in assimilating the technologies, services and products of Coulter or in achieving the expected synergies and cost reductions, as well as other unanticipated risks and uncertainties. As a result, there can be no assurance as to the extent to which the anticipated benefits with respect to the Acquisition will be realized, or the timing of any such realization.

Acquired Research and Development:

     As a direct result of the Acquisition, the Company recorded a $282.0 million charge for purchased in-process research and development projects, $220.0 million of which was allocated to projects in the hematology product line. The Company utilized an independent third-party appraiser to assess and allocate values to the in-process research and development. The values assigned to these projects were determined by identifying projects that have economic value but that had not yet reached technological feasibility and that had no alternative future uses. These projects include development of next generation versions of existing products as well as planned new products. Some of these projects are expected to be combined with existing technology to produce commercially viable products. These products had not been released to the market as of the date of the Acquisition, but the features and functionality of the products had been defined.

     The values of these projects were determined by estimating the costs to develop the technology into commercially viable products, estimating cash flows resulting from the expected sales of such products, and discounting the net cash flows back to their present value using a risk-adjusted discount rate. The resulting values were expensed as of the date of the Acquisition in accordance with generally accepted accounting principles. The estimates were based on the following assumptions:

- The estimated costs to be incurred to develop purchased in-process technology into commercially viable products are approximately $68 million in 1998, $60 million in 1999 and $31 million in 2000.

- The estimated revenues assume average compound annual revenue growth rates of 12% to 60% during 1998 - 2002 depending on the product line. Estimated total revenues from the purchased in-process product areas peak in the year 2002 and decline in 2002 - 2006 as other new products are expected to be introduced by the Company. These projections are based on management's estimates of market size and growth, expected trends in technology and the expected timing of new product introductions.

- The estimated cost of sales as a percentage of revenues is expected to be lower than Coulter's historical results primarily due to production efficiencies expected to be achieved through economies of scale of the combined operations. As a result of these savings, the estimated cost of sales as a percentage of revenues is expected to decrease by approximately 4 percentage points from Coulter's historical percentage of about 52 %, varying by product area.

- The business enterprise is comprised of various types of assets, each possessing different degrees of investment risk contributing to the Company's overall weighted average cost of capital ("WACC"). Intangible assets are assessed higher risk factors due to their lack of liquidity and poor versatility for redeployment elsewhere in the business. In the Coulter analysis, the implied WACC was 14% based on the purchase price paid, assumed liabilities, projected cash flows, and Coulter's asset mix. Reasonable returns on monetary and fixed assets were estimated based on prevailing interest rates. The process for quantifying intangible asset investment risk involved consideration of the uncertainty associated with realizing discernable cash flows over the life of the asset. A discount range of 14-15% was used for in-process research and development, as these assets exhibit market risks similar to the overall company, as adjusted for the uncertainty of completion. The uncertainty of completion is considered minimal due to the fact that the majority of the projects are product line extensions where the risk is not considered any greater than for the overall company.

     The Company believes that the foregoing assumptions used in determining the estimates of the costs to develop Coulter's in-process research and development into commercially viable products were reasonable at the time of the Acquisition. No assurance can be given, however, that the underlying assumptions used to estimate project costs, the ultimate costs to develop such projects, or the events associated with such projects, will transpire as estimated.

     Coulter's in-process research and development value is comprised of over 40 individual on-going projects, however, no one project accounts for more than 13% of the total value. Remaining development efforts for these projects include various phases of design, development and testing. Anticipated completion dates for each product line in-process range from three to 36 months at which dates the Company expects to begin selling the developed products. Funding for such projects is expected to be obtained from internally generated sources.

     If none of these projects is successfully developed, the sales and profitability of the combined company may be materially adversely affected in future periods. The failure of any particular individual project in-process would not materially impact the Company's financial condition, results of operations or the attractiveness of the overall Coulter investment. Commercial results will be subject to uncertain market events and risks, which are beyond the Company's control, such as trends in technology, market size and growth, and product introduction or other actions by competitors.

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

Restructuring Charges:

     The Company recorded a restructuring charge of $59.4 million, $36.4 million after taxes, in the fourth quarter of 1997 under a restructuring plan which was approved by management and for which the benefit arrangements were communicated to employees prior to December 31, 1997. The work force reductions anticipated under this plan, some of which occurred prior to year-end, total approximately 500 employees in Europe, Asia and North America in sales, general, administrative and technical functions and approximately 100 employees in production related areas. The charge included $37.3 million for severance related costs. The $22.1 million for facility consolidation and asset related write-offs included $2.5 million for lease termination payments, $12.2 million for the write-off of machinery, equipment and tooling associated with those functions to be consolidated, and $7.4 million for exiting non-core investment activities. These changes are scheduled to be substantially completed by December 1998. At December 31, 1997, the Company's remaining obligation related to the restructuring charges was $46.6 million, which is included in "Other Accrued Expenses." Of the original charge of $59.4 million, approximately $39.8 million requires cash payments and approximately $19.6 million represents non-cash charges. Cash payments of $12.8 million were made in 1997. Management estimates that the remaining liability of $46.6 million will require payments of $25.0 million in 1998 and $2.0 million in 1999.

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

Sale of Assets:

     Although the Company's outstanding indebtedness increased in the first quarter of 1998 (primarily as a result of $77.7 million of bonus, severance and related payments associated with the Acquisition which were made during the first quarter of 1998 and which were financed through increased borrowings under the Revolving Credit Facility), the Company expects to reduce its indebtedness by approximately $200 million during the second quarter of 1998 and by at least $50 million in each of 1999 and 2000. As a part of its plan to reduce debt and provide funds for integration purposes, subsequent to the consummation of the Acquisition, the Company has pursued sales of certain financial assets (primarily consisting of lease receivables and equipment subject to customer leases) and real estate assets. During December 1997, the Company sold financial assets having a net book value of approximately $71 million and received approximately $75 million in cash proceeds. During March 1998, the Company sold financial assets having a net book value of approximately $31.9 million and received approximately $31.5 million in cash proceeds. During the remainder of 1998, the Company expects to consummate several sale leaseback transactions with respect to some of its real estate assets for cash proceeds of approximately $240 million. The Company also intends to consummate additional sale leaseback transactions in 1999 which the Company expects will generate proceeds of approximately $30 million. These sales are expected to marginally reduce operating income while decreasing nonoperating expenses, resulting in a slightly negative impact on the Company's pretax results. See further discussion in Note 5 "Sale of Assets" to the Consolidated Financial Statements. The Company will continue to evaluate opportunities to provide additional cash flow by monetizing other assets during 1998 and beyond.

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

Foreign Currency Exposure:

     During the Company's fiscal year ended 1997 ("Fiscal 1997"), approximately 50% of the Company's sales were generated outside the United States. Revenues from non-U.S. sales fluctuate with changes in foreign currency exchange rates. U.S. dollar-denominated costs and expenses represent a much greater percentage of the Company's operating costs and expenses than U.S. dollar-denominated sales represent of total net sales. As a result, appreciation of the U.S. dollar against the Company's major trading currencies has a negative impact on the Company's results of operations, and depreciation of the U.S. dollar against such currencies has a positive impact. The functional currencies used to measure significant foreign operations include the German Deutchmark, French Franc, British Pound Sterling, Swiss Franc, Italian Lira, Spanish Peseta, Japanese Yen and Belgian Franc. Changes in exchange rates for the French Franc, Italian Lira, Spanish Peseta, Japanese Yen and Belgian Franc all contributed significantly to the change in the cumulative translation adjustment during Fiscal 1997. Since the Company actively hedges its foreign currency exposure, the relative strength or weakness of the U.S. dollar is not likely to have a material short-term effect on the Company's business decisions. Long-term appreciation of the U.S. dollar could have a material adverse effect on the Company's business, financial condition or results of operations. The Company may adjust certain aspects of its operations in the event of a sustained material change in such exchange rates. Appreciation of the U.S. dollar over the last year has had a negative impact on the Company's sales in comparison to its costs, which has adversely affected gross profit. The Company monitors sales changes in terms of "constant currency," a measure that eliminates the effects of foreign currency exchange rate fluctuations from the comparable period and states what the change in sales would have been in U.S. dollars (this measure does not adjust for inflation). See further discussion of this topic in Note 7 "Derivatives" to the Consolidated Financial Statements.


Other Nonoperating Income and Expenses:

     Other nonoperating income and expenses for the Company are generally comprised of five primary items: (i) interest expense, (ii) interest income,
(iii) foreign exchange gains or losses, (iv) investments that are non-core or are accounted for as a minority interest and (v) nonoperating gains or losses. Interest income typically includes income from sales-type leases and interest on cash equivalents and other investments. Foreign exchange gains or losses are primarily the result of the Company's hedging activities (net of revaluation) and are recorded net of premiums paid. Other income, net as reported by Coulter includes the results of operations of two investments, Coulter Pharmaceutical and Coulter Cellular. Other nonoperating gains and losses are most frequently the result of one-time items such as asset sales or other items.

3.   Results of Operations

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

4.   Financial Condition

Liquidity and Capital Resources:

     General. The Company broadly defines liquidity as its ability to generate sufficient cash flows from operating activities to meet its obligations and commitments. In addition, liquidity includes the ability to obtain appropriate financing and to convert into cash flows those assets that are no longer required to meet existing strategic and financing objectives. Therefore, liquidity cannot be considered separately from capital resources that consist of current and potentially available funds for use in achieving long-range business objectives and meeting debt service commitments.

     Currently, the Company's liquidity needs arise primarily from debt service on the substantial indebtedness incurred in connection with the Coulter acquisition, and the funding of costs of integrating the operations of Beckman and Coulter, as well as its working capital requirements and capital expenditures.

     Cash Flows. Operating activities generated $137.8 million of cash flows compared with $139.1 million in 1996 and $60.2 million in 1995. The 1997 results were primarily achieved through net results from operations, after adding back the effects of depreciation, amortization and special charges, including the write-off of acquired in-process research and development in connection with the acquisition of Coulter. Additionally, the Company received $35.7 million in cash proceeds from the sale of sales-type lease receivables (see Note 5 "Sale of Assets" to the Consolidated Financial Statements).

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

        Debt Service. During the fourth quarter of 1997 the Company secured a new $1.3 billion credit facility (the "Credit Agreement") to finance the acquisition of Coulter. The $1.3 billion credit facility consists of a $500.0 million senior unsecured term loan facility (the "Term Loan") and an $800.0 million senior unsecured revolving credit facility (the "Credit Facility"). See a further discussion of the credit facility and borrowing availability thereunder and under the Company's other borrowing facilities in Note 6 "Debt" to the Consolidated Financial Statements. As of December 31, 1997, the outstanding indebtedness of the Company was $1,250.2 million, primarily consisting of $400.0 million in Term Loan borrowings under the $500.0 million Term Loan and $600.0 million of revolving credit borrowings under the $800.0 million Credit Facility. In December 1997, the Company sold certain financial assets (primarily consisting of equipment subject to customer leases and lease receivables) for proceeds of approximately $75.0 million. These proceeds and approximately $25.0 million of cash provided by operations were used to pay down $100.0 million of then outstanding Term Loan borrowings. In January 1998, the Company prepaid an additional $100.0 million of Term Loan borrowings by borrowing an additional $100.0 million under the Credit Facility. Net proceeds from the offering (the "Offering") of $160.0 million principal amount of 7.10% Senior Notes due 2003 and $240.0 million principal amount of 7.45% Senior Notes due 2008 (together, the "Initial Notes") of $300.0 million were used to prepay all Term Loan borrowings, net proceeds of $80.0 million were used to repay a portion of the Credit Facility and the remaining net proceeds of $14.3 million were used for operating purposes. During the first quarter of 1998, the Company paid approximately $77.7 million in bonus, severance and related costs which were accrued as part of the purchase liability at year end. These payments were financed through borrowings under the Revolving Credit Facility and were the principal cause of the increase in outstanding indebtedness for such quarter. Payment of balances accrued as part of the purchase liability are expected to continue through 1998, 1999 and 2000. Although the Company's outstanding indebtedness increased in the first quarter of 1998, the Company expects to reduce its indebtedness by approximately $200 million during the second quarter of 1998 and by at least $50 million in each of the years 1999 and 2000. As of May 31, 1998, the outstanding indebtedness of the Company was $1,343.9 million, which includes $680.0 million outstanding under the Revolving Credit Facility and $400.0 million of Initial Notes. The aggregate maturities of total debt subsequent to May 31, 1998 are $70.8 million for the seven months ended December 31, 1998, $26.9 million in 1999, $11.4 million in 2000, $9.0 million in 2001,
$699.3 million in 2002 and $526.5 million thereafter. The estimated interest payments subsequent to May 31, 1998 associated with such total debt are $51.2 million for the seven months ended December 31, 1998, $84.3 million in 1999, $83.1 million in 2000, $82.4 million in 2001, $74.7 million in 2002 and $261.5 million thereafter. The estimated interest payments were calculated with the assumption that the debt balances outstanding at May 31, 1998 will be paid at maturity, not earlier, and that the interest rates associated with such debt balances will remain at current levels. The amount of interest payments will fluctuate if interest rates change or if debt balances are paid prior to maturity. Principal and interest payments under the Credit Agreement and interest payments on the Notes represent significant liquidity requirements for the Company. The Credit Agreement provides for mandatory prepayment of revolving credit borrowings (and, to the extent provided, reductions in commitments) thereunder from excess cash flow (as defined therein), and from proceeds of certain equity or debt offerings, asset sales and extraordinary receipts. The Credit Facility is not subject to any scheduled principal amortization and has a five year term, maturing in October 2002, with all amounts then outstanding becoming due.

     The loans under the Credit Agreement bear interest at floating rates based upon the interest rate option elected by the Company (except in the case of competitive bid advances (as defined therein) which may bear interest at a fixed rate of interest), and the Company is accordingly subject to fluctuations in such interest rates, which could cause its interest expense to increase or decrease in the future. The average floating rate of interest on the Credit Agreement at March 31, 1998 was 6.22%. As a result of the substantial indebtedness incurred in connection with the Acquisition, the Company's interest expense will be higher and will have a much greater proportionate impact on net earnings in comparison to pre-Acquisition periods.

     Each holder of 7.05% Debentures due June 1, 2026 (the "Old Debentures") has the right to require the Company to redeem such holder's Old Debentures in June 2006.

     Certain Post-Acquisition Costs. The Company estimates, based upon current exchange rates, that its cash funding requirements for the costs associated with the Acquisition will amount to approximately $180.0 million from the consummation of the Acquisition through the end of 1998, and approximately $50.0 million to $65.0 million in each of the following two years. This includes up to $103.0 million of sharing bonus plan payments which will be made to Coulter's employees.

     Stock Repurchases and Dividends. The Company repurchased 1.0 shares of its common stock during 1997 and 1.0 shares during 1996. The Company elected to discontinue this stock repurchase program in connection with the Acquisition. The Credit Agreement generally prohibits market repurchases of the Company's stock.

     Under the Company's dividend policy, the Company pays a regular quarterly dividend to its stockholders which amounted to approximately $16.6 million in 1997 and approximately $14.7 million in 1996. In February of 1998, the Board of Directors declared a quarterly dividend of $0.15 per share, which approximates $4.1 million in total. This dividend was paid on April 2, 1998 to stockholders of record on February 3, 1998. On April 2, 1998, the Board of Directors declared a $0.15 per share dividend payable on June 4, 1998 to stockholders of record on May 15, 1998. The Company anticipates that it will continue to pay dividends at similar levels for the foreseeable future. The Credit Agreement and the Indenture restrict (but, in each case, do not prohibit) the Company's ability to pay dividends.

     Future Financing Sources and Cash Flows. As of March 31, 1998, the Company's remaining borrowing availability under the Credit Facility was $130.0 million. Undrawn amounts under the Credit Facility will be available to meet future working capital and other business needs of the Company.

     At March 31, 1998, no events of default existed under any of the then existing debt agreements of the Company. The Company maintains working capital facilities for its operations outside the United States. In June 1996, the Company issued $100.0 million of Old Debentures ($100.0 million of which were outstanding as of March 31, 1998). The net proceeds received of $98.5 million were used to repay amounts then outstanding under the Company's commercial paper program. The Company also has the ability to issue up to $100.0 million of additional debt under a Form S-3 Registration Statement filed with the Securities and Exchange Commission, which was declared effective on April 16, 1996.

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

     Although the Company's outstanding indebtedness increased in the first quarter of 1998 (primarily as a result of $77.7 million of bonus, severance and related payments associated with the Acquisition which were made during the first quarter of 1998 and which were financed through increased borrowings under the Revolving Credit Facility), the Company expects to reduce its indebtedness by approximately $200 million during the second quarter of 1998 and by at least $50 million in each of 1999 and 2000. As a part of its plan to reduce debt and provide funds for integration purposes, subsequent to the consummation of the Acquisition, the Company has pursued sales of certain financial assets (primarily consisting of lease receivables and equipment subject to customer leases) and real estate assets. During December 1997, the Company sold financial assets having a net book value of approximately $71 million and received approximately $75 million in cash proceeds. During March 1998, the Company sold financial assets having a net book value of approximately $32 million and received approximately $32 million in cash proceeds. During the remainder of 1998, the Company expects to consummate several sale leaseback transactions with respect to some of its real estate assets for cash proceeds of approximately $240 million. The Company also intends to consummate additional sale leaseback transactions in 1999 which the Company expects will generate proceeds of approximately $30 million. In addition to these asset sales, the Company's capital expenditures include expenditures for customer leased equipment. Such expenditures in the future may be reduced by increased reliance on third party leasing arrangements, which would accordingly reduce the Company's liquidity needs.

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

     Financing Covenant Restrictions. The Credit Agreement imposes restrictions on the Company's ability to make capital expenditures and both the Credit Agreement and the indenture dated March 4, 1998 (the "Indenture") governing the Initial Notes limit the Company's ability to incur additional indebtedness. In addition, the Company is required to comply with specified financial ratios and tests under the Credit Agreement, including minimum net worth, a minimum interest coverage ratio and a maximum leverage ratio. Such restrictions, together with the highly leveraged nature of the Company, could limit the Company's ability to respond to market conditions, to provide for capital investments or to take advantage of business opportunities. The covenants contained in the Credit Agreement and the Indenture also impose restrictions on the operation of the Company's businesses.

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

Financial Instruments:

     The Company pursues a currency hedging program which utilizes derivatives in order to limit the impact of foreign currency exchange fluctuations on its financial results. Under this program, the Company enters into forward exchange and option contracts in the normal course of business to hedge certain foreign currency denominated transactions. Realized and unrealized gains and losses on these contracts are included in nonoperating (income) expense or other (income) expense in the Company's consolidated statements of earnings. The discount or premium on a forward exchange contract is included in the measurement of the basis of the related foreign currency transaction when recorded. The premium on an option contract is accounted for separately and amortized to nonoperating (income) expense or other (income) expense over the term of the contract. These instruments involve, to varying degrees, elements of market and credit risk in excess of the amounts recognized in the consolidated balance sheets. The Company does not hold or issue financial instruments for trading purposes. See Note 7 to the Consolidated Financial Statements. In addition, the Company also selectively enters into certain financial instruments to manage its exposure to interest rate changes on its floating rate debt. These instruments are held for hedging purposes only and include interest rate swap agreements.

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

Litigation:

     In addition, the Company and its subsidiaries are involved in a number of lawsuits which the Company considers ordinary and routine in view of its size and the nature of its business. The Company does not believe that any ultimate liability resulting from any such lawsuits will have a material adverse effect on its earnings or financial position. However, no assurance can be given as to the ultimate outcome with respect to such lawsuits. The resolution of such lawsuits could be material to the Company's operating results for any particular period, depending upon the level of income for such period. See further discussion of these matters in Note 12 "Commitments and Contingencies" to the Consolidated Financial Statements.

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

5.   Business Climate

     The clinical diagnostics and life sciences markets are each highly competitive and the Company encounters significant competition in each market from many manufacturers, both domestic and outside the United States. Competitive and regulatory conditions in many markets restrict the Company's ability to fully recover through price increases any increase in higher costs of acquired goods and services resulting from inflation. The Company historically has been able to partially offset the adverse impact of these competitive factors by improving productivity. These markets continue to be unfavorably impacted by the economic weakness in Europe and Asia and cost containment initiatives in several European governmental and healthcare systems. The life sciences market also continues to be affected by consolidations of pharmaceutical companies and governmental constraints on research and development spending. In the United States, attempts to lower costs and to increase productivity have led to further consolidation among healthcare providers. This has resulted in more powerful provider groups that continue to leverage their purchasing power with suppliers to contain costs. Cost containment initiatives in the United States and in the European healthcare systems will continue to be factors, which may affect the Company's ability to maintain or increase sales. Future profitability may also be adversely affected if the relationship of the U.S. dollar to certain currencies is maintained or strengthened.

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

     The size and growth of the Company's markets are influenced by a number of factors, including: technological innovation in bioanalytical practice; government funding for basic and disease-related research (for example, heart disease, AIDS and cancer); research and development spending by biotechnology and pharmaceutical companies; and healthcare spending and physician practice. The Company expects worldwide healthcare expenditures and diagnostic testing to increase over the long-term, primarily as a result of the following three factors: (1) growing demand for services generated by the aging of the world population; (2) increasing expenditures on diseases requiring costly treatment (for example, AIDS and cancer) and (3) expanding demand for improved healthcare services in developing countries.

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

7.   Forward Looking Statements

     This annual report contains forward-looking statements, including statements regarding, among other items, (i) the Company's business strategy;
(ii) anticipated trends in the Company's business; (iii) the Company's liquidity requirements and capital resources; (iv) anticipated synergies; (v) future cost reductions; (vi) in-process research and development; (vii) costs, estimates and assumptions associated with the in-process research and development; and (viii) the Company's debt reduction plan. These forward-looking statements are based largely on the Company's expectations and are subject to a number of risks and uncertainties, certain of which are beyond the Company's control. These risks and uncertainties include, but are not limited to, (i) the complexity and uncertainty regarding development of new high-technology products; (ii) the loss of market share through aggressive competition in the clinical diagnostics and life sciences markets; (iii) the Company's dependence on capital spending policies and government funding; (iv) the effect of potential health-care reforms; (v) fluctuations in foreign exchange rates and interest rates; (vi) reliance on patents and other intellectual property; (vii) difficulties, delays or failures in effectively integrating worldwide operations; (viii) achievement of year 2000 compliance; and (ix) other factors that cannot be identified at this time.

     Although Beckman believes that it has the product offerings and resources required to achieve its objectives, actual results could differ materially from those anticipated by these forward-looking statements as there can be no assurance that events anticipated by these forward-looking statements will in fact transpire as anticipated.

CONSOLIDATED BALANCE SHEETS
In millions, except amounts per share

December 31,                                              1997         1996
                                                        --------     --------
Assets
Current assets
 Cash and equivalents                                   $   33.1       $ 34.6
 Short-term investments                                      0.4          8.1
 Trade receivables and other                               524.6        309.5
 Inventories                                               332.3        190.4
 Deferred income taxes                                      53.0         21.4
 Other current assets                                       33.3         15.4
                                                        --------       ------
  Total current assets                                     976.7        579.4
Property, plant and equipment, net                         410.9        263.5
Intangibles, less accumulated amortization
 of $10.6 in 1997 and $4.2 in 1996                         444.9         34.1
Goodwill, less accumulated amortization of
 $6.0 in 1997 and $3.1 in 1996                             402.8         13.7
Deferred income taxes                                         --         50.8
Other assets                                                95.7         18.6
                                                        --------       ------
  Total assets                                          $2,331.0       $960.1
                                                        ========       ======
Liabilities and Stockholders' Equity
Current liabilities
 Notes payable                                          $   49.0       $ 15.1
 Current maturities of long-term debt                       19.9          4.3
 Accounts payable                                           96.3         45.6
 Accrued compensation                                       84.6         47.4
 Other accrued expenses                                    575.5        115.2
 Income taxes                                               69.6         51.7
                                                        --------       ------
  Total current liabilities                                894.9        279.3
Long-term debt, less current maturities                  1,181.3        176.6
Deferred income taxes                                       40.3           --
Other liabilities                                          132.7        105.3
                                                        --------       ------
  Total liabilities                                      2,249.2        561.2

Commitments and contingencies (Note 12)

Stockholders' equity
 Preferred stock, $0.10 par value;
  authorized 10.0 shares;
  none issued                                                 --           --
 Common stock, $0.10 par value;
  authorized 75.0 shares; shares issued 29.1
  at 1997 and 1996; shares outstanding 27.6
  at 1997 and 28.0 at 1996                                   2.9          2.9
 Additional paid-in capital                                126.6        128.9
 Foreign currency translation adjustment                   (13.8)         3.9
 Retained earnings                                          19.0        300.0
 Treasury stock, at cost                                   (52.9)       (36.8)
                                                        --------       ------
  Total stockholders' equity                                81.8        398.9
                                                        --------       ------
  Total liabilities
   and stockholders' equity                             $2,331.0       $960.1
                                                        ========       ======

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
In millions, except amounts per share

Years ended December 31,                       1997          1996          1995
                                            ----------    ----------    ----------
Sales                                       $1,198.0       $1,028.0       $930.1
Operating costs and expenses
 Cost of sales                                 609.7          477.8        427.2
 Marketing, general and administrative         360.3          319.3        300.4
 Research and development                      123.6          108.4         91.7
 In-process research and development           282.0             --           --
 Restructuring charge                           59.4             --         27.7
                                            --------       --------       ------
                                             1,435.0          905.5        847.0
                                            --------       --------       ------
Operating (loss) income                       (237.0)         122.5         83.1
Nonoperating expense
 Interest income                                (6.1)          (5.8)        (5.3)
 Interest expense                               29.4           18.1         13.4
 Other, net                                     (8.4)          (1.3)         2.6
                                            --------       --------       ------
                                                14.9           11.0         10.7
                                            --------       --------       ------
(Loss) earnings before income taxes           (251.9)         111.5         72.4
Income taxes                                    12.5           36.8         23.5
                                            --------       --------       ------
Net (loss) earnings                         $ (264.4)      $   74.7       $ 48.9
                                            ========       ========       ======
Basic (loss) earnings per share             $  (9.58)      $   2.66       $ 1.74
                                            ========       ========       ======
Weighted average number of shares
  outstanding                                   27.6           28.0         28.1
                                            ========       ========       ======
Diluted (loss) earnings per share           $  (9.58)      $   2.58       $ 1.70
                                            ========       ========       ======
Weighted average number of shares
  outstanding                                   27.6           28.9         28.8
                                            ========       ========       ======

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
In millions, except amounts per share

                                                          Foreign
                                        Additional        Currency                         Minimum
                            Common       Paid-in         Translation        Retained        Pension      Treasury
                             Stock       Capital          Adjustment        Earnings       Liability       Stock         Total
                           --------    -----------       -----------        ---------      ---------     ---------      --------
Balances, December 31,
 1994                           $2.9        $130.0              $8.6         $203.4             --         $(27.9)       $317.0
Net earnings                                                                   48.9                                        48.9
Foreign currency
 translation adjustments                                        (0.2)                                                      (0.2)
Dividends to
 stockholders, $0.44 per
 share                                                                        (12.3)                                      (12.3)
Purchases of treasury
 stock                                                                                                      (13.3)        (13.3)
Vesting of restricted
 stock                                         0.1                                                                          0.1
Employee stock purchases                      (1.1)                                                          18.7          17.6
Minimum pension
 liability                                                                                    (9.9)                        (9.9)
                                ----        ------            ------          -----          -----         ------       -------
Balances, December 31,
 1995                           $2.9        $129.0              $8.4         $240.0          $(9.9)          $(22.5)     $347.9
Net earnings                                                                   74.7                                        74.7
Foreign currency
 translation adjustments                                        (4.5)                                                      (4.5)
Dividends to
 stockholders, $0.52 per
 share                                                                        (14.7)                                      (14.7)
Purchases of treasury
 stock                                                                                                      (35.9)        (35.9)
Employee stock purchases                      (0.1)                                                          21.6          21.5
Minimum pension
 liability                                                                                     9.9                          9.9
                                ----        ------            ------          -----          -----         ------       -------
Balances, December 31,
 1996                           $2.9        $128.9              $3.9         $300.0             --         $(36.8)       $398.9
Net (loss)                                                                   (264.4)                                     (264.4)
Foreign currency
 translation adjustments                                       (17.7)                                                     (17.7)
Dividends to
 stockholders, $0.60 per
 share                                                                        (16.6)                                      (16.6)
Purchases of treasury
 stock                                                                                                      (43.7)        (43.7)
Employee stock purchases                      (2.3)                                                          27.6          25.3
                                ----        ------            ------          -----          -----         ------       -------
Balances, December 31,
 1997                           $2.9        $126.6            $(13.8)         $19.0             --         $(52.9)        $81.8
                                ====        ======            ======          =====          =====         ======       =======

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
In millions

Years ended December 31,                            1997           1996           1995
                                                  --------       --------       --------
Cash Flows from Operating Activities
 Net (loss) earnings                              $ (264.4)      $   74.7       $   48.9
 Adjustments to reconcile net (loss)
  earnings to net cash provided by
  operating activities
    Depreciation and amortization                    109.1           87.8           79.1
    Net deferred income taxes                         (5.1)          11.3           10.2
    Write-off of acquired in-process
     research and development                        282.0             --             --
 Proceeds from sale of sales-type lease
  receivables                                         35.7             --             --
 Changes in assets and liabilities,
  net of acquisitions
    Trade receivables and other                      (53.1)         (26.1)         (23.7)
    Inventories                                       18.2          (26.4)         (15.7)
    Accounts payable and accrued
     expenses                                         (3.4)          30.7            0.7
    Accrued restructuring costs                       44.4          (10.6)         (12.9)
    Accrued income taxes                               1.0            7.0           (8.8)
    Other                                            (26.6)          (9.3)         (17.6)
                                                  --------       --------       --------
     Net cash provided by operating
       activities                                    137.8          139.1           60.2
                                                  --------       --------       --------
Cash Flows from Investing Activities
 Additions to property, plant and
  equipment                                         (100.9)        (110.5)        (103.2)
 Net disposals of property, plant and
  equipment                                           18.4           18.7           13.2
 Sales (purchases) of short-term
  investments                                          7.7            0.2           (7.5)
 Proceeds from sale-leaseback
  transaction                                         39.6             --             --
 Investments and acquisitions                       (893.9)         (23.0)         (15.5)
                                                  --------       --------       --------
     Net cash used by investing
       activities                                   (929.1)        (114.6)        (113.0)
                                                  --------       --------       --------
Cash Flows from Financing Activities
 Dividends to stockholders                           (16.6)         (14.7)         (12.3)
 Proceeds from issuance of stock                      23.1           21.5           17.6
 Purchases of treasury stock                         (43.7)         (35.9)         (13.3)
 Notes payable borrowings (reductions)                11.7           (2.4)           2.9
 Long-term debt borrowings                         1,164.2          128.3           43.4
 Long-term debt reductions                          (348.1)        (113.0)          (3.5)
                                                  --------       --------       --------
     Net cash provided (used) by
       financing activities                          790.6          (16.2)          34.8
                                                  --------       --------       --------
Effect of exchange rates on cash and
 equivalents                                          (0.8)           0.1             --
                                                  --------       --------       --------
(Decrease) increase in cash and
  equivalents                                         (1.5)           8.4          (18.0)

Cash and equivalents-beginning of year                34.6           26.2           44.2
                                                  --------       --------       --------
Cash and equivalents-end of year                  $   33.1       $   34.6       $   26.2
                                                  ========       ========       ========

Supplemental Disclosures of Cash Flow
 Information

  Cash payments for income taxes                  $   12.9       $   19.2       $   22.0
  Cash payments for interest                          18.7           18.3           12.0

Noncash Investing and
  Financing Activities
  Conversion of notes receivable                        --            8.1             --
  Minimum pension liability                             --           (9.9)           9.9
  Purchase of equipment under capital
   lease obligation                                    9.8            6.9            6.8
  Issuance of Restricted Stock as
   employee compensation                               2.2             --             --

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
In millions, except amounts per share

1. Summary of Significant Accounting Policies

Principles of Consolidation


     The consolidated financial statements include the accounts of Beckman Coulter, Inc. (the "Company"), and its wholly owned subsidiaries. The consolidated entity is referred to as the Company in the accompanying consolidated financial statements. All significant transactions among the consolidated entities have been eliminated from the consolidated financial statements. The accounts of many of the Company's non-U.S. subsidiaries are included on the basis of their fiscal years ended November 30.

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

Research and Development

     As a direct result of the Acquisition, the Company recorded a $282.0 million charge for purchased in-process research and development projects, $220.0 million of which was allocated to projects in the hematology product line. The Company utilized an independent third-party appraiser to assess and allocate values to the in-process research and development. The values assigned to these projects were determined by identifying projects that have economic value but that had not yet reached technological feasibility and that had no alternative future uses. These projects include development of next generation versions of existing products as well as planned new products. Some of these projects are expected to be combined with existing technology to produce commercially viable products. These products had not been released to the market as of the date of the Acquisition, but the features and functionality of the products had been defined.

     The values of these projects were determined by estimating the costs to develop the technology into commercially viable products, estimating cash flows resulting from the expected sales of such products, and discounting the net cash flows back to their present value using a risk-adjusted discount rate. The resulting values were expensed as of the date of the Acquisition in accordance with generally accepted accounting principles. The estimates were based on the following assumptions:

- The estimated costs to be incurred to develop purchased in-process technology into commercially viable products are approximately $68 million in 1998, $60 million in 1999 and $31 million in 2000.

- The estimated revenues assume average compound annual revenue growth rates of 12% to 60% during 1998 - 2002 depending on the product line. Estimated total revenues from the purchased in-process product areas peak in the year 2002 and decline in 2002 - 2006 as other new products are expected to be introduced by the Company. These projections are based on management's estimates of market size and growth, expected trends in technology and the expected timing of new product introductions.

- The estimated cost of sales as a percentage of revenues is expected to be lower than Coulter's historical results primarily due to production efficiencies expected to be achieved through economies of scale of the combined operations. As a result of these savings, the estimated cost of sales as a percentage of revenues is expected to decrease by approximately 4 percentage points from Coulter's historical percentage of about 52 %, varying by product area.

- The business enterprise is comprised of various types of assets, each possessing different degrees of investment risk contributing to the Company's overall weighted average cost of capital ("WACC"). Intangible assets are assessed higher risk factors due to their lack of liquidity and poor versatility for redeployment elsewhere in the business. In the Coulter analysis, the implied WACC was 14% based on the purchase price paid, assumed liabilities, projected cash flows, and Coulter's asset mix. Reasonable returns on monetary and fixed assets were estimated based on prevailing interest rates. The process for quantifying intangible asset investment risk involved consideration of the uncertainty associated with realizing discernable cash flows over the life of the asset. A discount range of 14-15% was used for in-process research and development, as these assets exhibit market risks similar to the overall company, as adjusted for the uncertainty of completion. The uncertainty of completion is considered minimal due to the fact that the majority of the projects are product line extensions where the risk is not considered any greater than for the overall company.

     The Company believes that the foregoing assumptions used in determining the estimates of the costs to develop Coulter's in-process research and development into commercially viable products were reasonable at the time of the Acquisition. No assurance can be given, however, that the underlying assumptions used to estimate project costs, the ultimate costs to develop such projects, or the events associated with such projects, will transpire as estimated.

     Coulter's in-process research and development value is comprised of over 40 individual on-going projects, however, no one project accounts for more than 13% of the total value. Remaining development efforts for these projects include various phases of design, development and testing. Anticipated completion dates for each product line in-process range from three to 36 months at which dates the Company expects to begin selling the developed products. Funding for such projects is expected to be obtained from internally generated sources.

     If none of these projects is successfully developed, the sales and profitability of the combined company may be materially adversely affected in future periods. The failure of any particular individual project in-process would not materially impact the Company's financial condition, results of operations or the attractiveness of the overall Coulter investment. Commercial results will be subject to uncertain market events and risks, which are beyond the Company's control, such as trends in technology, market size and growth, and product introduction or other actions by competitors.

Other Nonoperating Income and Expenses

     Other nonoperating income and expenses for the Company are generally comprised of five primary items: (i) interest expense, (ii) interest income,
(iii) foreign exchange gains or losses, (iv) investments that are non-core or are accounted for as a minority interest and (v) other nonoperating gains or losses. Interest income typically includes income from sales-type leases and interest on cash equivalents and other investments. Foreign exchange gains or losses are primarily the result of the Company's hedging activities (net of revaluation) and are recorded net of premiums paid. Other nonoperating gains and losses are most frequently the result of one-time items such as asset sales or other items.

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

Reclassifications

     Certain reclassifications have been made to prior year amounts to conform with the current year presentation.

2. Composition of Certain Financial Statement Captions

                                                          1997            1996
                                                        --------        --------
Trade receivables and other
  Trade receivables                                     $  488.5        $  295.3
  Other receivables                                         30.0            20.7
  Current portion of lease receivables                      23.5             3.1
  Less allowance for doubtful receivables                  (17.4)           (9.6)
                                                        --------        --------
                                                        $  524.6        $  309.5
                                                        ========        ========
Inventories
  Finished products                                     $  206.5        $  123.8
  Raw materials, parts and assemblies                       99.1            53.0
  Work in process                                           26.7            13.6
                                                        --------        --------
                                                        $  332.3        $  190.4
                                                        ========        ========
Property, plant and equipment, net
  Land                                                  $   74.1        $    9.1
  Buildings                                                240.2           144.1
  Machinery and equipment                                  382.9           239.1
  Instruments subject to lease(a)                          205.6           281.6
                                                        --------        --------
                                                        $  902.8        $  673.9
Less accumulated depreciation
  Building, machinery and equipment                       (365.4)         (236.4)
  Instruments subject to lease(a)                         (126.5)         (174.0)
                                                        --------        --------
                                                        $  410.9        $  263.5
                                                        ========        ========
Other accrued expenses
  Accrued restructuring costs                               47.2             2.6
  Unrealized service income                                 63.8            36.9
  Insurance                                                 27.2            23.1
  Accrued warranty and installation costs                   18.6             4.5
  Severance and related costs                              109.6              --
  Closure of offices and manufacturing
   facilities                                               23.0              --
  Change in control payments                                36.0              --
  Contractual obligations of Coulter to its
   employees                                               103.0              --
  Other                                                    147.1            48.1
                                                        --------        --------
                                                        $  575.5        $  115.2
                                                        ========        ========

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

                                                      Pro Forma Years Ended
                                              --------------------------------------
                                              December 31, 1997    December 31, 1996
                                              -----------------    -----------------
Sales                                              $1,790.1            $1,722.6
Net earnings                                       $    9.0            $   28.9
Basic earnings per share                           $   0.33            $   1.03
Diluted earnings per share                         $   0.31            $   1.00

      The pro forma amounts reflect the results of operations for Beckman, Coulter and the following purchase accounting adjustments for the periods presented:

     - Amortization of intangible assets and goodwill based on the purchase price allocation for each period presented.

     - Amortization of debt financing fees and expenses over the term of the new credit facility.

     - The addition of interest expense on debt incurred to finance the acquisition offset by a reduction of historical interest expense as a result of the elimination of Coulter's debt.

     - Additional cost of sales expense as a result of a step-up in the basis of inventory.

     -    Estimated income tax effect on the pro forma adjustments.

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

4. Provision for Restructuring Operations

1997 Restructuring:

     The Company recorded a restructuring charge of $59.4, $36.4 after taxes, in the fourth quarter of 1997 under a restructuring plan which was approved by management and for which the benefit arrangements were communicated to employees prior to December 31, 1997. The work force reductions anticipated under this plan, some of which occurred prior to year-end total approximately 500 employees in Europe, Asia and North America in sales, general, administrative and technical functions and approximately 100 employees in production related areas. The charge included $37.3 for severance related costs. The $22.1 provided for facility consolidation and asset related write-offs included $2.5 for lease termination payments, $12.2 for the write-off of machinery, equipment and tooling associated with those functions to be consolidated, and $7.4 for exiting non-core investment activities. These changes are scheduled to be substantially completed by December 1998. At December 31, 1997, the Company's remaining obligation related to the restructuring charges was $46.6, which is included in "Other Accrued Expenses." Of the original charge of $59.4, approximately $39.8 requires cash payments and approximately $19.6 represents non-cash charges. Cash payments of $12.8 were made in 1997. Management estimates that the remaining liability of $46.6 will require payments of $25.0 in 1998 and $2.0 in 1999.

     The following table details the major components of the 1997 restructuring provision:

                                                        Facility
                                                      consolidation
                                                        and asset
                                                         related
Provision                                Personnel      write-offs        Total
---------                                ---------    -------------       ------
Consolidation of sales, general,
 administrative and technical
 functions                                $ 34.3          $ 18.2          $ 52.5
Changes in manufacturing
 operations                                  3.0             3.9             6.9
                                          ------          ------          ------
Total provision                             37.3            22.1            59.4
                                          ------          ------          ------

Fiscal 1997 Activity
Consolidation of sales, general,
 administrative and technical
 functions                                   7.8             5.0            12.8
Changes in manufacturing
 operations                                   --              --              --
                                          ------          ------          ------
Total 1997 activity                          7.8             5.0            12.8
                                          ------          ------          ------
Balance at December 31, 1997
Consolidation of sales, general,
 administrative and technical
 functions                                  26.5            13.2            39.7
Changes in manufacturing
 operations                                  3.0             3.9             6.9
                                          ------          ------          ------
Balance at December 31, 1997              $ 29.5          $ 17.1          $ 46.6
                                          ======          ======          ======

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

Long-term debt consisted of the following at December 31:

                                          Average
                                          Rate of
                                          Interest             1997              1996
                                          --------           --------          --------
Credit Agreement -
  Term loan facility                          6.75%          $  400.0          $     --
Credit Agreement -
  Revolving credit facility                   6.47%             600.0                --
Debentures                                    7.05%             100.0             100.0
Senior notes, unsecured                         --                 --              50.0
Other long-term debt                          6.39%             101.2              30.9
                                          --------           --------          --------
                                                              1,201.2             180.9
Less current maturities                                          19.9               4.3
                                                             --------          --------
Long-term debt, less current
  maturities                                                 $1,181.3          $  176.6
                                                             ========          ========

     In October 1997, in conjunction with the acquisition of Coulter, the Company cancelled its $150.0 credit agreement and entered into a new credit agreement (the "Credit Agreement") with a group of financial institutions. The Credit Agreement provides up to a maximum aggregate amount of $1,300.0 through a $500.0 senior unsecured term loan facility (the "Term Loan") and an $800.0 senior unsecured revolving credit facility (the "Credit Facility"). Borrowings under the Credit Agreement generally bear interest at current market rates plus a margin based upon the Company's senior unsecured debt rating or debt to earnings ratio, whichever is more favorable to the Company, except in the case of competitive bid advances (as defined in the Credit Agreement) which may bear interest at a fixed rate. The Company is accordingly subject to fluctuations in such interest rates, which could cause its interest expense to increase or decrease in the future. As a result of the substantial indebtedness incurred in connection with the Coulter acquisition, the Company's interest expense will be higher and will have a much greater proportionate impact on net earnings in comparison to pre-acquisition periods. The Company must also pay a quarterly facility fee on the average Credit Facility commitment. In addition, approximately $6.8 of fees paid to enter the Credit Agreement are being amortized to interest expense over the term of the Credit Agreement. The Credit Agreement provides for mandatory prepayment of the Term Loan and Credit Facility borrowings (and, to the extent provided, reductions in commitments) thereunder from excess cash flow (as defined in the Credit Agreement), and from proceeds of certain equity or debt offerings, asset sales and extraordinary receipts. The Credit Facility is not subject to any scheduled principal amortization. Beginning in March 2000, the Company will be required to make scheduled quarterly principal payments of $25.0 on the Term Loan borrowings with a final maturity in October 2002. The Credit Facility matures on the same date as the Term Loan. As of the date of this report, the Company's remaining borrowing availability under the Credit Facility is $200.00. Undrawn amounts under the Credit Facility will be available to meet future working capital and other business needs of the Company.

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

                                                          1997            1996
                                                        --------        --------
Forward Contracts                                       $   66.9        $   63.6
Purchased Option Contracts                                  45.0            28.5
Complex Option Contracts                                    28.5              --

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

     The Company also uses foreign currency swap contracts to hedge loans between subsidiaries. At December 31, 1997, the Company had foreign currency swap contracts totaling $103.7 expiring at various dates through February 1998. At December 31, 1996, the

Company had foreign currency swap contracts totaling $89.8. As monetary assets and liabilities are marked to market and recorded in earnings, foreign currency swap contracts designated as hedges of the monetary assets and liabilities are also marked to market with the resulting gains and losses similarly recognized in earnings. Gains and losses on foreign currency swap contracts are included in "Other, net nonoperating expense" and offset losses and gains on the hedged monetary assets and liabilities. The carrying value of foreign currency swap contracts is reported in current assets and current liabilities.

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

8.   Income Taxes

     The components of (loss) earnings before income taxes were:

                                         1997             1996            1995
                                       --------         --------        --------
U.S.                                   $ (304.5)        $   42.5        $   21.2
Non-U.S.                                   52.6             69.0            51.2
                                       --------         --------        --------
                                       $ (251.9)        $  111.5        $   72.4
                                       ========         ========        ========

     The provision (benefit) for income taxes consisted of the following:

                                            1997           1996          1995
                                          --------       --------      --------
Current
  U.S. federal                            $    5.2       $    9.6      $    5.1
  Non-U.S.                                     5.3           12.4           7.7
  U.S. state and Puerto Rico                   3.5            4.0          (0.6)
                                          --------       --------      --------
Total current                                 14.0           26.0          12.2

Deferred
  U.S. federal                                 0.7            9.0           4.3
  Non-U.S.                                    (2.2)           1.8           7.0
                                          --------       --------      --------
    Total deferred, net                       (1.5)          10.8          11.3
                                          --------       --------      --------
Total                                     $   12.5       $   36.8      $   23.5
                                          ========       ========      ========

     The reconciliation of the U.S. federal statutory tax rate to the consolidated effective tax rate is as follows:

                                          1997            1996            1995
                                        --------        --------        --------
Statutory tax rate                         (35.0)%          35.0%           35.0%
In-process research and
  development                               39.2              --              --
State taxes, net of U.S. tax
  benefit                                    0.1             0.4             0.8
Ireland and Puerto Rico income              (2.0)           (6.8)          (13.6)
Non-U.S. taxes                               0.9             5.0            10.9
Foreign income taxed in the
  U.S., net of credits                       1.4            (2.8)            0.4
Other                                        0.4             2.2            (1.0)
                                        --------        --------        --------
Effective tax rate                           5.0%           33.0%           32.5%
                                        ========        ========        ========

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

     The components of the (benefit) provision for deferred income taxes are:

                                           1997           1996           1995
                                         --------       --------       --------
Restructuring costs                      $  (15.7)      $    3.0       $   13.2
Compensation                                 18.7             --             --
Inventory                                    (4.0)            --             --
Net operating loss                           (2.6)            --             --
International transactions                    2.2            1.3           (4.7)
Accelerated depreciation                     (0.4)          (0.5)           0.4
Accrued expenses                             (4.2)           3.3           (0.6)
Pension costs                                 8.9            6.9            1.7
Postretirement medical costs                 (1.7)          (1.7)          (0.5)
Other                                        (2.7)          (1.5)           1.8
                                         --------       --------       --------
   Total                                 $   (1.5)      $   10.8       $   11.3
                                         ========       ========       ========

The tax effect of temporary differences which give rise to significant portions of deferred tax assets and liabilities consists of the following at December 31:

                                                         1997            1996
                                                       --------        --------
Deferred tax assets
 Inventories                                           $    9.8        $    2.9
 Capitalized expenses                                       0.7             1.0
 International                                             22.7              --
 Tax credits                                               23.8              --
 Purchase and assumed liabilities
   (see Note 3)                                            87.4              --
 Pension costs                                               --             2.4
 Accrued expenses                                          43.9            19.9
 Restructuring costs                                       16.3             0.6
 Environmental costs                                        4.8             5.0
 Postretirement benefits                                   38.6            26.5

 Other                                                     28.3            32.0
                                                       --------        --------
                                                          276.3            90.3
Less: Valuation allowance                                 (42.4)          (14.5)
                                                       --------        --------
Total deferred tax assets                                 233.9            75.8

Deferred tax liabilities
    Depreciation                                            1.8             2.3
    Pension costs                                           9.9              --
    Intangible assets                                     140.4              --
    Fixed assets                                           17.5              --
    Leases                                                  9.9              --
    Deferred service contracts                              3.2              --
    International transactions                              6.4              --
    Other                                                  32.1             1.3
                                                       --------        --------
Total deferred tax liabilities                            221.2             3.6
                                                       --------        --------
Net deferred tax asset                                 $   12.7        $   72.2
                                                       ========        ========

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

9.   Stockholders' Equity

     The Company had been authorized, through 1998, to acquire its common stock to meet the needs of its existing stock-related employee benefit plans. Under this program, the Company repurchased 1.0 shares of its common stock during 1997 and 1.0 shares during 1996. The Company elected to discontinue this stock repurchase program in connection with the Coulter acquisition. The Credit Agreement generaly prohibits market repurchase of the Company's stock. Treasury shares have been, and are expected to continue to be, reissued to satisfy the Company's obligations under existing stock-related employee benefit plans.

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

     The Company has also adopted the Incentive Compensation Plan of 1990. This 1990 plan reserves shares of the Company's common stock for grants of options and restricted stock. Granted options typically vest over three years and expire ten years from the date of grant. Subsequent to stockholder approval in 1992, amendments were adopted to extend the expiration of the plan to 2001 and to increase each year, commencing January 1, 1993, the number of shares available under the plan by 1.5% of the number of shares common stock issued and outstanding as of the prior December 31. As of January 1, 1998, 0.6 shares remain available for grant under this plan.

     The following is a summary of the Company's option activity, including weighted average option information (in thousands, except per option information):

                                           1997                                1996                              1995
                                 --------------------------         --------------------------         --------------------------
                                                  Exercise                           Exercise                           Exercise
                                                  Price Per                          Price Per                          Price Per
                                 Options            Option          Options            Option          Options            Option
                                 --------          --------         --------          --------         --------          --------
Outstanding at beginning
  of year                           2,672          $  26.03            2,634          $  22.83            2,689          $  21.39
Granted                               536          $  40.49              447          $  40.72              418          $  29.33
Exercised                            (302)         $  26.77             (372)         $  19.97             (424)         $  19.57
Canceled                              (11)         $  33.38              (37)         $  37.12              (49)         $  27.20
                                 --------          --------         --------          --------         --------          --------
Outstanding at end
  of year                           2,895          $  28.60            2,672          $  26.03            2,634          $  22.83
                                 ========                           ========                           ========

                          Outstanding at        Exercise          Remaining             Exercisable at         Exercise
    Range of               December 31,           Price        Contractual Life          December 31,            Price
 Exercise Prices               1997             Per Option         (Years)                  1997(a)            Per Option
----------------          --------------       -----------     ----------------         --------------         ----------
$16.50 to $22.50              1,049               $19.72              3.5                    1,049               $19.72
$26.38 to $28.88                585               $26.43              6.2                      585               $26.43
$29.25 to $35.13                369               $29.34              7.3                      249               $29.34
$39.56 to $41.19                892               $40.16              8.7                      151               $40.88
                              -----                                   ---                    -----               ------
$16.50 to $41.19              2,895               $28.60              6.1                    2,034               $24.40
                              =====                                                          =====

     (a) Options exercisable at December 31, 1996 and 1995 (in thousands) were 1,911 and 1,705, respectively.

     The following represents pro forma information as if the Company recorded compensation cost using the fair value of the issued compensation instrument (the results may not be indicative of the actual effect on net income in future years):

                                                           1997           1996
                                                         --------       --------
Net (loss) earnings as reported                          $ (264.4)      $   74.7
Assumed stock compensation cost                               5.7            2.6
                                                         --------       --------
Pro forma net (loss) earnings                            $ (270.1)      $   72.1
                                                         ========       ========
Diluted (loss) earnings per share as
 reported                                                $  (9.58)      $   2.58
Pro forma diluted (loss) earnings per share              $  (9.79)      $   2.49

     The Company uses the Black-Scholes valuation model for estimating the fair value of its compensation instruments. The following represents the estimated fair value of options granted and the assumptions used for calculation:

                                                          1997           1996
                                                        --------       --------
Weighted average estimated fair value
  per option granted                                    $  15.73       $  14.56
Average exercise price per option granted               $  40.49       $  40.72
Stock volatility                                            22.0%          18.0%
Risk-free interest rate                                      5.9%           6.7%
Option term - years                                         10.0           10.0
Stock dividend yield                                         1.4%           1.5%

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

11.  Retirement Benefits

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

     Pension benefits for Beckman's domestic employees are based on age, years of service and compensation rates. Components of combined pension expense related to these plans were:

                                           1997           1996           1995
                                         --------       --------       --------
Service cost                             $   10.0       $   10.8       $    7.1
Interest cost                                26.6           25.7           24.0
Actual return on plan assets                (66.2)         (23.2)         (23.8)
Net amortization and deferral                35.9            1.0            1.2
                                         --------       --------       --------
Total                                    $    6.3       $   14.3       $    8.5
                                         --------       --------       --------

     Beckman's funding policy is to provide currently for accumulated benefits, subject to federal regulations. Assets of the plans consist principally of government fixed income securities and corporate stocks and bonds. The funded status of the pension liabilities and assets and amounts recognized in the consolidated financial statements with respect to Beckman's domestic plan were:

                                                        1997            1996
                                                      --------        --------
Vested benefit obligation                             $  353.6        $  312.2
Accumulated benefit obligation                           356.2           314.2
Projected compensation increases                          51.7            45.0

Projected benefit obligation                             407.9           359.2
Plan assets at fair market value                        (408.9)         (314.1)
Projected benefit obligation (less
 than) in excess of plan assets                           (1.0)           45.1
Unrecognized net (obligations)
 at transition                                            (1.4)           (1.9)
Unrecognized net (loss)                                  (15.2)          (35.6)
Unrecognized prior service cost                           (6.4)           (7.3)
(Prepaid) accrued pension cost                           (24.0)            0.3
Assumptions used in calculations
 Expected long-term rate of return                         9.8%            9.8%
 Discount rate                                             7.0%            7.8%
 Average rate of increase in
  compensation                                             4.3%            4.3%

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

     The net periodic cost for postretirement health care and life insurance benefits includes the following:

                                           1997           1996           1995
                                         --------       --------       --------
Service cost                             $    1.2       $    1.4       $    1.0
Interest cost                                 3.3            3.3            3.7
Net amortization                             (1.2)          (0.5)          (0.7)
                                         --------       --------       --------
Total                                    $    3.3       $    4.2       $    4.0
                                         ========       ========       ========

     The following table sets forth the plan's funded status and amounts recognized in the Company's consolidated balance sheet in "Other liabilities" at December 31:

                                                            1997          1996
                                                          --------      --------
Accumulated postretirement benefit obligations
  Retirees                                                $   38.9      $   27.2
  Fully eligible active plan participants                      7.1           2.2
  Other active plan participants                              27.1          17.3
                                                          --------      --------
Total obligation                                              73.1          46.7
Plan assets                                                     --            --
Accumulated postretirement benefit obligation
  in excess of plan assets                                    73.1          46.7
Unrecognized prior service cost                                1.1            --
Unrecognized net gain                                         20.8          17.8
                                                          --------      --------
Accrued postretirement benefit liability                  $   95.0      $   64.5
                                                          ========      ========

                                                    1997         1996         1995
                                                   ------       ------       ------
Assumptions used in calculations
  Weighted average discount rate                      7.2%         7.8%         7.0%
Calculation of obligation, excluding Coulter:
  Healthcare cost trend rate                          8.0%         8.0%         8.0%
  Decreasing to ultimate rate by
   the year 2004                                      5.5%         5.5%         5.5%
Calculation of Coulter obligation:
  Healthcare cost trend rate                          7.0%          --           --
  Decreasing to ultimate rate by
   year 2002                                          5.0%          --           --

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

Litigation

        In January 1996, Coulter, then unrelated to Beckman notified Hematronix, a competitive reagent manufacturer, that Hematronix was selling certain reagents and controls that infringed upon certain of Coulter's patents. In response, in April 1996, Hematronix filed a complaint against Coulter in the United States District Court of the Eastern District of California. The complaint sought a declaratory judgment to invalidate the patents. The complaint also included antitrust and related business tort claims directed at Coulter's business and leasing activities, and seeks actual, treble and punitive damages in an unspecified amount, as well as injunctive relief. Coulter answered the complaint by denying violations of the antitrust laws and business tort claims and counterclaimed that Hematronix willfully infringed the patents at issue. The trial was scheduled for October 1998. In March 1998, the matter was resolved and the lawsuit was dismissed without material adverse effect on the Company's earnings or financial position.

        Through its Hybritech acquisition the Company obtained a patent, referred to as the Tandem Patent, that generates significant royalty income. The Tandem Patent is involved in an interference action in the U.S. Patent and Trademark Office with a patent application owned by La Jolla Cancer Research Foundation (the "Foundation"). In May 1998, the Board of Patent Appeals and Interferences ruled in Hybritech's favor. The Foundation has sixty days to appeal this decision.

        As previously reported, in 1991 Forest City Properties Corporation and F.C. Irvine, Inc. (collectively, "Forest City"), filed suit against Prudential Insurance Company in the California Superior Court for the County of Los Angeles alleging breach of contract and damages caused by pollution of property that Forest Cities had brought from Prudential. Although the Company was not a named defendant in the Forest City action, it was obligated to contribute to any resolution of that action pursuant to a 1990 settlement agreement with Prudential. The trial of the matter was conducted in 1995, resulting in a jury verdict in favor of Prudential. The Court granted Forest City's motion for a new trial, which Prudential appealed. Prior to the Court's consideration of the appeal, Prudential settled the lawsuit with Forest City and requested Beckman to pay a portion of the settlement pursuant to the 1990 settlement agreement. Beckman did not agree with Prudential's claims and negotiated a settlement for an amount not material to the Company's earnings or financial position.

        As previously reported, since 1992 six toxic tort lawsuits(1) have been filed in Maricopa County Superior Court, Arizona by a number of residents of the Phoenix/Scottsdale area against the Company (relating to a former Company manufacturing site) and a number of other defendants, including Motorola, Inc., Siemens Corporation, the cities of Phoenix and Scottsdale, and others. In May 1998, the Company negotiated a settlement of these claims. A number of claims for property damages remain outstanding. The Company is indemnified by SmithKline Beecham p.l.c., the successor of its former controlling stockholder, for any costs incurred in these matters in excess of applicable insurance. SmithKline has agreed to pay all costs of defense and settlement amounts. Thus the outcome of these litigations, even if unfavorable to the Company, should have no material adverse effect on the Company's earnings or financial position.

        As previously reported, local authorities in Palermo (Sicily), Italy are investigating the activities of officials at a local government hospital and laboratory as well as representatives of the principal worldwide companies marketing diagnostic equipment in Italy, including the Company's Italian subsidiary. The inquiry focuses on past leasing practices for placement of diagnostic equipment which were common industrywide practices throughout Italy, but now are alleged to be improper. The Company believes the evidence in the case is weak and insufficient to support a criminal conviction against certain identified employees (the subsidiary is not a defendant). The Court has appointed economic experts to evaluate and present a comprehensive economic report on the leasing practices of the industry. Although it is very difficult to evaluate the political climate in Italy and the activities of the Italian public prosecutors, the Company does not expect this matter to have a material adverse effect on its earnings or financial position.

        In addition, the Company and its subsidiaries are involved in a number of lawsuits which the Company considers ordinary and routine in view of its size and the nature of its business. The Company does not believe that any ultimate liability resulting

--------

     (1) Baker v. Motorola, Inc. et al (filed February 1992), Lofgren v. Motorola, Inc. et al (filed April 1993), Betancourt v. Motorola, Inc. et al (filed July 1993), Ford v. Motorola, Inc. et al (filed June 1994), Wilkins v. Motorola, Inc., et. al. (filed July 1995), and Dawson v. Motorola, Inc., et. al. (filed August 1997).

from any such lawsuits will have a material adverse effect on its earnings or financial position. However, no assurance can be given as to the ultimate outcome with respect to such lawsuits. The resolution of such lawsuits could be material to the Company's operating results for any particular period, depending upon the level of income for such period. See also "Environmental Matters" herein.

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

                                                              1997
                                           -----------------------------------------
                                             Income          Shares        Per-Share
                                           (Numerator)    (Denominator)     Amount
                                           -----------    -------------    ---------
Basic EPS
    Net (loss)                               $(264.4)          27.6         $(9.58)
    Effect of dilutive stock
     options                                     --              --             --
                                             ------          ------         ------
Diluted EPS (1)
      Net (loss)                             $(264.4)          27.6         $(9.58)
                                             ======          ======         ======

(1) Under generally accepted accounting principles, as the Company was in a net loss position in the current year, 1.0 million common share equivalents were not used to compute diluted loss per share, as the effect was antidilutive.

                                                           1996
                                         ----------------------------------------
                                           Income          Shares       Per-Share
                                         (Numerator)    (Denominator)     Amount
                                         -----------    -------------   ---------
Basic EPS
    Net earnings                            $ 74.7           28.0         $ 2.66
    Effect of dilutive stock
     options                                    --            0.9          (0.08)
                                            ------         ------         ------
Diluted EPS
    Net earnings                            $ 74.7           28.9         $ 2.58
                                            ======         ======         ======

                                                           1995
                                         ----------------------------------------
                                           Income          Shares       Per-Share
                                         (Numerator)    (Denominator)     Amount
                                         -----------    -------------   ---------
Basic EPS
    Net earnings                            $ 48.9           28.1         $ 1.74
    Effect of dilutive stock
     options                                    --            0.7          (0.04)
                                            ------         ------         ------
Diluted EPS
    Net earnings                            $ 48.9           28.8         $ 1.70
                                            ======         ======         ======

14.  Business Segment Information

Industry Segment

     The Company is engaged primarily in the design, manufacture and sale of laboratory instrument systems and related products.

                                            1997           1996           1995
                                          --------       --------       --------
Geographic areas
Sales
  United States-domestic                  $  889.2       $  738.5       $  606.1
  United States-export                        60.8           36.0           28.9
  Europe                                     342.4          318.6          312.9
  Asia and other areas                       191.5          163.1          160.2
  Transfers between areas                   (285.9)        (228.2)        (178.0)
                                          --------       --------       --------
  Total sales                             $1,198.0       $1,028.0       $  930.1
                                          ========       ========       ========

Operating (loss) income
  United States before
   research and development               $  162.9       $  180.1       $  137.2
  Research and development(a)               (123.6)        (108.4)         (91.7)
  In-process research and
   development                              (282.0)            --             --
                                          --------       --------       --------
  United States                             (242.7)          71.7           45.5
  Europe                                       3.6           45.4           28.2
  Asia and other areas                         2.1            5.4            9.4
                                          --------       --------       --------
  Total operating (loss)
   income(b)                              $ (237.0)      $  122.5       $   83.1
                                          ========       ========       ========
Identifiable assets (c)
  United States                           $  857.4       $  503.3       $  446.3
  Europe                                     444.3          243.1          228.8
  Asia and other areas                       218.5           94.0           89.4
  Corporate                                  810.8          119.7          143.3
                                          --------       --------       --------
  Total assets                            $2,331.0       $  960.1       $  907.8
                                          ========       ========       ========

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

15.  Supplementary Information

Allowance for Doubtful Accounts

                         Balance at          Additions                                          Balance
                          Beginning         Charged to                                          at End
                         of Period       Cost and Expenses       Deductions        Other       of Period
                         ---------       -----------------       ----------       -------      ---------
December 31, 1997          $ 9.6             $ 2.4(a)             $3.5(b)         $9.4(d)       $17.4
                                                                   0.5(c)
December 31, 1996            9.1               2.2(a)              1.1(b)           --            9.6
                                                                   0.6(c)
December 31, 1995           10.4               0.7(a)              2.8(b)           --            9.1
                                                                   0.8(c)

----------

(a)  Provision charged to earnings.

(b)  Accounts written-off.

(c)  Adjustments from translating at current exchange rates.

(d)  Allowance acquired as part of the Coulter acquisition.

16. Subsequent Event

     On March 4, 1998, the Company issued $400 of Initial Notes. The Company used the proceeds from the Offering to pay down $300 of the Term Loan and $80 of the Credit Facility under the Credit Agreement.

     In connection with the Offering, the Guarantor Subsidiaries jointly, fully, severally, and unconditionally guaranteed such notes. Supplemental condensed financial information of the Company, Guarantor Subsidiaries and Non-Guarantor Subsidiaries, each on a combined basis is presented below. This financial information is prepared using the equity method of accounting for the Company's investments in subsidiaries and the Guarantor Subsidiaries' investments in Non-Guarantor Subsidiaries. This supplemental financial information should be read in conjunction with the Consolidated Financial Statements.

                                                    GUARANTOR     NON-GUARANTOR
                                         PARENT    SUBSIDIARIES   SUBSIDIARIES    ELIMINATIONS   CONSOLIDATED
                                        --------   ------------   -------------   ------------   ------------
CONDENSED CONSOLIDATING BALANCE SHEET
DECEMBER 31, 1997
Assets:
  Cash and equivalents................  $   13.9     $    7.2       $   12.4                       $   33.5
  Trade receivables and other.........     131.7         95.4          297.5                          524.6
  Inventories.........................     127.8         98.7          136.5       $   (30.7)         332.3
  Other current assets................     163.9        165.1           94.4          (337.1)          86.3
                                        --------     --------       --------       ---------       --------
          Total current assets........     437.3        366.4          540.8          (367.8)         976.7
  Property, plant and equipment,
     net..............................     133.8        125.1          152.0                          410.9
  Intangibles, net....................      28.5        401.5           14.9                          444.9
  Goodwill, net.......................       5.7        397.0            0.1                          402.8
  Other long-term assets..............   1,108.6        208.1          196.5        (1,417.5)          95.7
                                        --------     --------       --------       ---------       --------
          Total assets................  $1,713.9     $1,498.1       $  904.3       $(1,785.3)      $2,331.0
                                        ========     ========       ========       =========       ========
Liabilities:
  Notes payable and current maturities
     of long-term debt................  $    7.7     $    7.3       $   53.9                       $   68.9
  Accounts payable and accrued
     expenses.........................     207.8        408.1          140.5                          756.4
  Other current liabilities...........     114.0          2.7           81.4       $  (128.5)          69.6
                                        --------     --------       --------       ---------       --------
          Total current liabilities...     329.5        418.1          275.8          (128.5)         894.9
  Long-term debt, less current
     maturities.......................   1,122.9          4.6           53.8                        1,181.3
  Other long-term liabilities.........     179.7        346.0          155.4          (508.1)         173.0
                                        --------     --------       --------       ---------       --------
          Total liabilities...........   1,632.1        768.7          485.0          (636.6)       2,249.2
Stockholders' equity..................      81.8        729.4          419.3        (1,148.7)          81.8
                                        --------     --------       --------       ---------       --------
          Total liabilities and
            stockholders' equity......  $1,713.9     $1,498.1       $  904.3       $(1,785.3)      $2,331.0
                                        ========     ========       ========       =========       ========

                                                    GUARANTOR     NON-GUARANTOR
                                         PARENT    SUBSIDIARIES   SUBSIDIARIES    ELIMINATIONS   CONSOLIDATED
                                        --------   ------------   -------------   ------------   ------------
CONDENSED CONSOLIDATING BALANCE SHEET
DECEMBER 31, 1996
Assets:
  Cash and equivalents................  $   27.9     $   10.3       $    4.5                       $   42.7
  Trade receivables and other.........     103.8         16.6          189.1                          309.5
  Inventories.........................     112.7         16.2           75.9       $   (14.4)         190.4
  Other current assets................      83.2         17.6           35.9           (99.9)          36.8
                                        --------     --------       --------       ---------       --------
          Total current assets........     327.6         60.7          305.4          (114.3)         579.4
  Property, plant and equipment,
     net..............................     165.0         13.3           85.2                          263.5
  Intangibles, net....................      33.5          0.4            0.2                           34.1
  Goodwill, net.......................       1.9         11.8                                          13.7
  Other long-term assets..............     378.2         39.5          131.8          (480.1)          69.4
                                        --------     --------       --------       ---------       --------
          Total assets................  $  906.2     $  125.7       $  522.6       $  (594.4)      $  960.1
                                        ========     ========       ========       =========       ========
Liabilities:
  Notes payable and current maturities
     of long-term debt................  $    2.6     $    0.2       $   16.6                       $   19.4
  Accounts payable and accrued
     expenses.........................     114.9         17.6           75.7                          208.2
  Other current liabilities...........      74.0          9.8           60.0       $   (92.1)          51.7
                                        --------     --------       --------       ---------       --------
          Total current liabilities...     191.5         27.6          152.3           (92.1)         279.3
  Long-term debt, less current
     maturities.......................     152.6          0.4           23.6                          176.6
  Other long-term liabilities.........     163.2          8.6           98.9          (165.4)         105.3
                                        --------     --------       --------       ---------       --------
          Total liabilities...........     507.3         36.6          274.8          (257.5)         561.2
Stockholders' equity..................     388.9         89.1          247.8          (336.9)         398.9
                                        --------     --------       --------       ---------       --------
          Total liabilities and
            stockholders' equity......  $  906.2     $  125.7       $  522.6       $  (594.4)      $  960.1
                                        ========     ========       ========       =========       ========
CONDENSED CONSOLIDATING STATEMENT
  OF OPERATIONS
YEAR ENDED DECEMBER 31, 1997

Sales.................................  $  513.9     $  150.9       $1,069.5       $  (536.3)      $1,198.0
Operating costs and expenses
  Cost of sales.......................     214.2        106.3          798.5          (509.3)         609.7
  Marketing, general, and
     administrative...................     154.5         39.0          166.8                          360.3
  Research and development............      87.6         33.8            2.2                          123.6
  In-process research and
     development......................                  282.0                                         282.0
  Restructuring charge................      55.7                         3.7                           59.4
                                        --------     --------       --------       ---------       --------
Operating income (loss)...............       1.9       (310.2)          98.3            27.0         (237.0)
Nonoperating expense (income).........     233.2         (8.8)          (0.7)         (208.8)          14.9
                                        --------     --------       --------       ---------       --------
Earnings (loss) before income taxes...    (231.3)      (301.4)          99.0           181.8         (251.9)
Income taxes..........................       8.6          2.0            8.1            (6.2)          12.5
                                        --------     --------       --------       ---------       --------
Net (loss) earnings...................  $ (239.9)    $ (303.4)      $   90.9       $   188.0       $ (264.4)
                                        ========     ========       ========       =========       ========

                                                    GUARANTOR     NON-GUARANTOR
                                         PARENT    SUBSIDIARIES   SUBSIDIARIES    ELIMINATIONS   CONSOLIDATED
                                        --------   ------------   -------------   ------------   ------------
CONDENSED CONSOLIDATING STATEMENT
  OF OPERATIONS
YEAR ENDED DECEMBER 31, 1996

Sales.................................  $  457.4     $  112.8       $  772.7       $  (314.9)      $1,028.0
Operating costs and expenses
  Cost of sales.......................     184.9         33.7          569.3          (310.1)         477.8
  Marketing, general, and
     administrative...................     147.1         21.4          150.8                          319.3
  Research and development............      91.1         17.1            0.2                          108.4
  Restructuring charge................      (1.7)        (4.0)           5.7
                                        --------     --------       --------       ---------       --------
Operating income......................      36.0         44.6           46.7            (4.8)         122.5
Nonoperating (income) expense.........     (64.9)        (1.8)           0.2            77.5           11.0
                                        --------     --------       --------       ---------       --------
Earnings before income taxes..........     100.9         46.4           46.5           (82.3)         111.5
Income taxes..........................      18.1          5.3           10.2             3.2           36.8
                                        --------     --------       --------       ---------       --------
Net earnings..........................  $   82.8     $   41.1       $   36.3       $   (85.5)      $   74.7
                                        ========     ========       ========       =========       ========
CONDENSED CONSOLIDATING STATEMENT
  OF OPERATIONS
YEAR ENDED DECEMBER 31, 1995

Sales.................................  $  581.1     $   64.4       $  533.7       $  (249.1)      $  930.1
Operating costs and expenses
  Cost of sales.......................     316.8         18.3          339.0          (246.9)         427.2
  Marketing, general, and
     administrative...................     149.2          8.2          143.0                          300.4
  Research and development............      83.4          8.3                                          91.7
  Restructuring charge................       1.5                        26.2                           27.7
                                        --------     --------       --------       ---------       --------
Operating income......................      30.2         29.6           25.5            (2.2)          83.1
Nonoperating (income) expense.........     (26.1)        (0.7)          (9.9)           47.4           10.7
                                        --------     --------       --------       ---------       --------
Earnings before income taxes..........      56.3         30.3           35.4           (49.6)          72.4
Income taxes..........................       3.1          4.1           14.0             2.3           23.5
                                        --------     --------       --------       ---------       --------
Net earnings..........................  $   53.2     $   26.2       $   21.4       $   (51.9)      $   48.9
                                        ========     ========       ========       =========       ========

                                                              GUARANTOR     NON-GUARANTOR
                                                   PARENT    SUBSIDIARIES   SUBSIDIARIES    CONSOLIDATED
                                                   -------   ------------   -------------   ------------
CONDENSED CONSOLIDATING STATEMENT
  OF CASH FLOWS
YEAR ENDED DECEMBER 31, 1997
Net cash provided (used) by operating
  activities.....................................  $ (32.2)     $ 42.4         $127.6         $ 137.8
Cash flows from investing activities
  Additions to property, plant and equipment.....    (65.9)      (11.6)         (23.4)         (100.9)
  Net disposals of property, plant and
     equipment...................................     12.0         5.4            1.0            18.4
  Sales of short term investments................                  7.7                            7.7
  Proceeds from sale-leaseback transactions......     39.6                                       39.6
  Investments and acquisitions...................   (897.3)                       3.4          (893.9)
                                                   -------      ------         ------         -------
Net cash (used) provided by investing
  activities.....................................   (911.6)        1.5          (19.0)         (929.1)
Cash flows from financing activities
  Dividends to stockholders......................    (16.6)                                     (16.6)
  Proceeds from issuance of stock................     23.1                                       23.1
  Purchases of treasury stock....................    (43.7)                                     (43.7)
  Notes payable borrowings (reductions)..........     (3.5)                      15.2            11.7
  Long-term debt borrowings (reductions).........    970.5       (39.1)        (115.3)          816.1
                                                   -------      ------         ------         -------
Net cash provided (used) by financing
  activities.....................................    929.8       (39.1)        (100.1)          790.6
Effect of exchange rates on cash and
  equivalents....................................                                (0.8)           (0.8)
(Decrease) increase in cash and equivalents......    (14.0)        4.8            7.7            (1.5)
Cash and equivalents -- beginning of year........     27.9         2.6            4.1            34.6
                                                   -------      ------         ------         -------
Cash and equivalents -- end of year..............  $  13.9      $  7.4         $ 11.8         $  33.1
                                                   =======      ======         ======         =======

                                                                         Non-
                                                      Guarantor       Guarantor
                                       Parent        Subsidiaries    Subsidiaries    Consolidated
                                       ------        ------------    ------------    ------------
CONDENSED CONSOLIDATING
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 1996

Net cash provided (used) by
 operating activities                  $124.7           $ (7.3)         $ 21.7          $139.1
Cash flows from investing
 activities
 Additions to property, plant
  and equipment                         (44.1)            (9.7)          (56.7)         (110.5)
 Net disposals of property,
  plant and equipment                    11.8              0.4             6.5            18.7
 Sales of short term
  investments                             0.1                              0.1             0.2
 Investments and acquisitions           (38.0)                            15.0           (23.0)
                                       ------           ------          ------          ------
Net cash used by
 investing activities                   (70.2)            (9.3)          (35.1)         (114.6)
Cash flows from financing
 activities
  Dividends to stockholders             (14.7)              --              --           (14.7)
  Proceeds from issuance
   of stock                              21.5               --              --            21.5
  Purchases of treasury stock           (35.9)                                           (35.9)
  Notes payable borrowings
   (reductions)                          (5.9)              --             3.5            (2.4)
  Long-term debt borrowings
   (reductions)                           8.0              0.3             7.0            15.3
                                       ------           ------          ------          ------
Net cash (used) provided by
  financing activities                  (27.0)             0.3            10.5           (16.2)
Effect of exchange rates on
  cash and equivalents                                                     0.1             0.1
(Decrease) increase in cash
  and equivalents                        27.5            (16.3)           (2.8)            8.4
Cash and equivalents -
  beginning of year                       0.4             18.9             6.9            26.2
                                       ------           ------          ------          ------
Cash and equivalents -
  end of year                          $ 27.9           $  2.6          $  4.1          $ 34.6
                                       ======           ======          ======          ======


                                                                         Non-
                                                      Guarantor       Guarantor
                                       Parent        Subsidiaries    Subsidiaries    Consolidated
                                       ------        ------------    ------------    ------------
CONDENSED CONSOLIDATING
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 1995

Net cash provided (used) by
 operating activities                  $ 66.8           $ 22.9          $(29.5)        $  60.2
Cash flows from investing
 activities
 Additions to property, plant
  and equipment                         (65.5)            (0.5)          (37.2)         (103.2)
 Net disposals of property,
  plant and equipment                     7.3                              5.9            13.2
 Sales (purchases)of short
  term investments                       (0.1)            (7.9)            0.5            (7.5)
 Investments and acquisitions           (38.1)                            22.6           (15.5)
                                       ------           ------          ------         -------
Net cash (used) by
 investing activities                   (96.4)            (8.4)           (8.2)         (113.0)
Cash flows from financing
 activities
  Dividends to stockholders             (12.3)              --              --           (12.3)
  Proceeds from issuance
   of stock                              17.6               --              --            17.6
  Purchases of treasury stock           (13.3)                                           (13.3)
  Notes payable borrowings
   (reductions)                          (4.2)              --             7.1             2.9
  Long-term debt borrowings
   (reductions)                          42.0                             (2.1)           39.9
                                       ------           ------          ------         -------
Net cash provided by
  financing activities                   29.8                              5.0            34.8
Effect of exchange rates on
  cash and equivalents                    0.2                             (0.2)
(Decrease) increase in cash
  and equivalents                         0.4             14.5           (32.9)          (18.0)
Cash and equivalents -
  beginning of year                                        4.4            39.8            44.2
                                       ------           ------          ------         -------
Cash and equivalents -
  end of year                          $  0.4           $ 18.9          $  6.9         $  26.2
                                       ======           ======          ======         =======

0UARTERLY INFORMATION (Unaudited)
In millions, except amounts per share


                              First Quarter           Second Quarter          Third Quarter
                           --------------------    --------------------    --------------------
                             1997        1996        1997        1996        1997        1996
                           --------    --------    --------    --------    --------    --------
Sales                      $  231.9    $  224.8    $  270.6    $  265.2    $  271.6    $  252.8
  Cost of sales               109.6       104.9       130.7       123.6       132.1       117.8
Marketing,general
 and administrative            74.8        73.7        79.7        83.3        82.9        77.7
Research and
 development                   24.0        24.7        28.6        27.3        27.7        26.1
In-process
 research and
 development                     --          --          --          --          --          --
Restructuring Charge             --          --          --          --          --          --
Operating
 income (loss)                 23.5        21.5        31.6        31.0        28.9        31.2
Earnings (loss)
 before income taxes           22.3        20.5        29.7        28.3        27.7        27.9
Net earnings (loss)        $   15.6    $   13.7    $   20.8    $   19.0    $   19.4    $   18.7
Basic earnings (loss)
  per share                $   0.56    $   0.48    $   0.75    $   0.68    $   0.71    $   0.67
Diluted earnings
   (loss) per share        $   0.54    $   0.47    $   0.72    $   0.65    $   0.68    $   0.65
Dividends
  per share                $   0.15    $   0.13    $   0.15    $   0.13    $   0.15    $   0.13
Stock price - High         $ 44 3/8    $ 39 1/8    $49 3/16    $ 41 1/8    $52 5/16    $ 39 7/8
Stock price - Low          $ 37 7/8    $ 33 1/2    $ 40 3/8    $ 35 1/8    $ 39 3/4    $     32

                              Fourth Quarter               For the Year
                           ---------------------    -------------------------
                             1997         1996         1997           1996
                           --------     --------    ----------     ----------
Sales                      $  423.9     $  285.2    $  1,198.0     $  1,028.0
  Cost of sales               237.3        131.5         609.7          477.8
Marketing,general
 and administrative           122.9         84.6         360.3          319.3
Research and
 development                   43.3         30.3         123.6          108.4
In-process
 research and
 development                  282.0           --         282.0             --
Restructuring Charge           59.4           --          59.4             --
Operating
 income (loss)               (321.0)        38.8        (237.0)         122.5
Earnings (loss)
 before income taxes         (331.6)        34.8        (251.9)         111.5
Net earnings (loss)        $ (320.2)    $   23.3    $   (264.4)    $     74.7
Basic earnings (loss)
  per share                $ (11.63)    $   0.83    $    (9.58)    $     2.66
Diluted earnings
   (loss) per share        $ (11.63)    $   0.81    $    (9.58)    $     2.58
Dividends
  per share                $   0.15     $   0.13    $     0.60     $     0.52
Stock price - High         $ 44 1/2     $ 39 1/4    $  52 5/16     $       41 1/8
Stock price - Low          $ 37 3/8     $     35    $   37 3/8     $       32

Bar Chart: Stock Price By Quarter 1997

Quarter           1st         2nd          3rd         4th
-------          ------     -------      -------     ------
                               $ Per Share
High             44 3/8     49 3/16      52 5/16     44 1/2
Low              37 7/8     40 3/8       39 3/4      37 3/8

Bar Chart:  Stock Price By Quarter  1996

Quarter          1st         2nd          3rd           4th
-------          ------     -------      -------     ------
High             39 1/8     41 1/8       39 7/8       39 1/4
Low              33 1/2     35 1/8       32           35

Bar Chart:  Sales By Quarter 1997 (millions)

Quarter          1st         2nd          3rd           4th
-------          ------     -------      -------     ------
Sales            $231.9     $270.6       $271.6       $423.9

Bar Chart:  Sales By Quarter 1996 (millions)

Quarter           1st        2nd          3rd          4th
-------          ------     -------      -------     ------
Sales             $224.8    $265.2       $252.8       $285.2

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