Form 10-K, Exhibit 13
period 1998-12-31
BECKMAN COULTER INC
filed 1999-02-22
CIK 840467

EXHIBIT 13



                             WORDS ON NUMBERS
                              Section of our
                       Annual Report to Stockholders
                            For the Year Ended
                             December 31, 1998


                             TABLE OF CONTENTS

  Selected Financial Information
  Financial Review
  Management's Discussion and Analysis
  Consolidated Balance Sheets
  Consolidated Statements of Operations
  Consolidated Statements of Stockholders' Equity
  Consolidated Statements of Cash Flows
  Notes to Consolidated Financial Statements
  Quarterly Information
  Report by Management
  Independent Auditors' Report
  Board of Directors
  Other Information

  Bar Chart: Income from Operations Before Special Charges* (millions)

  Year                           1994       1995     1996     1997    1998
  Income from Operations        $98.9    $ 110.8   $122.5   $104.4  $133.9


  Bar Chart:   EBITDA Before Special Charges* (millions)

  Year                 1994       1995        1996        1997     1998
  EBITDA             $161.4     $192.6      $217.4      $228.0   $305.9

  *Excludes pre-tax special charges in 1994, 1995, 1997 and 1998.

  Bar Chart:  Dividends Paid Per Common Stock

  Year                 1994       1995        1996        1997     1998
  Dividends Paid
  ($ Per Share)        $0.40     $0.44       $0.52       $0.60    $0.61

SELECTED FINANCIAL INFORMATION
Dollars in millions, except amounts per share

Years Ended December 31,      1998       1997      1996      1995    1994
                              ----       ----      ----      ----    ----

Summary of Operations
 Sales                    $1,718.2   $1,198.0  $1,028.0   $ 930.1  $888.6

 Operating income before
  special charges (1)     $  133.9   $  104.4  $  122.5   $ 110.8  $ 98.9

 Earnings before special
  and non-recurring
  charges, after taxes    $   44.7   $   54.0  $   74.7   $  66.1  $ 56.9

 Special charges:
 In-process research and
  development                  -       (282.0)       -         -        -
 Restructuring charge,
   net of tax benefit        (11.2)    ( 36.4)       -      (17.2)   (9.6)
 Non-recurring charges:
 Changes in accounting
  principles                   -         -           -         -     (5.1)
                             --------------------------------------------
Net earnings (loss)       $   33.5   $(264.4)   $  74.7   $  48.9  $ 42.2
                          ========   ========   =======   =======  ======
Diluted earnings per
 share before
 special charges          $   1.52   $  1.88    $  2.58   $  2.29  $ 2.03
Diluted earnings (loss)
 per share                $   1.14   $ (9.58)   $  2.58   $  1.70  $ 1.50
Dividends paid per share
 of common stock          $   0.61   $  0.60    $  0.52   $  0.44  $ 0.40
Shares outstanding
  (millions)                  28.4      27.6       28.0      28.3    28.0
Weighted average common
 shares and dilutive
 common share equivalents
 (millions) (2)               29.3      27.6       28.9      28.8    28.1

Other Information
 Total assets             $2,133.3  $2,331.0    $ 960.1   $ 907.8  $829.1
 Long-term debt,
  less current
  maturities              $  982.2  $1,181.3    $ 176.6   $ 162.7  $117.3
 Working capital          $  237.3  $   81.8    $ 300.1   $ 282.1  $243.2
 EBIT before special
  charges(1)(3)           $  153.5  $  118.9    $ 129.6   $ 113.5  $ 91.3
 Depreciation and
  amortization
  expense                 $  152.4  $  109.1    $  87.8   $  79.1  $ 70.1
 EBITDA before special
  charges(1)(3)           $  305.9  $  228.0    $ 217.4   $ 192.6  $161.4
 EBITDA(3)                $  286.8  $ (113.4)   $ 217.4   $ 164.9  $150.1
 Debt to EBITDA before
  special charges(1)           3.7       5.5        0.9       0.9     0.8
 Capital expenditures     $  174.9  $  110.7    $ 117.4   $ 110.0  $ 98.7
 Number of employees at
  December 31,              10,064    11,171      6,079     5,702   5,963


  (1)Excludes pretax special charges. Special charges include: 1) restructuring charges of $19.1, $59.4, $27.7 and $11.3 in 1998, 1997,
     1995 and 1994, respectively, and 2) a one time write-off of $282.0 of acquired in-process research and development relating to the Coulter acquisition in 1997. Including these special charges, the Company reported operating income (loss) of $114.8, ($237.0), $83.1 and $87.6 in 1998, 1997, 1995 and 1994 respectively. The Company did not incur any special charges in 1996.

  (2)Under Generally Accepted Accounting Principles ("GAAP"), as the Company was in a net loss position in 1997, 1.0 million common share equivalents were not used to compute diluted loss per share, as the effect was antidilutive.

  (3)EBIT is earnings before interest expense and taxes; EBITDA is EBIT before depreciation and amortization.


                             FINANCIAL REVIEW
Dollars in millions, except amounts per share

Results Of Operations

The following table sets forth, for the periods indicated, the results of operations as a percentage of sales and on a comparative basis:

                                                              1998     1997
                                                              Compared Compared
 Years ended             % of             % of          % of  to       to
 December 31,     1998   Sales     1997   Sales   1996  Sales 1997 (2) 1996 (2)
                  ----   -----     ----   -----   ----  ----- -------- --------

Sales:
  Clinical
  diagnostics $1,342.5    78.1 $  815.2    68.0 $  652.0  63.4 $ 527.3  $ 163.2
  Life science
  research       375.7    21.9    382.8    32.0    376.0  36.6    (7.1)     6.8
              --------   ----- --------   ----- -------- ----- -------  -------
Total sales   $1,718.2   100.0 $1,198.0   100.0 $1,028.0 100.0 $ 520.2  $ 170.0
              ========   ===== ========   ===== ======== ===== ======= ========
Cost of sales    920.6    53.6    609.7    50.9    477.8  46.5   310.9    131.9
              --------   ----- --------   ----- -------- ----- ------- --------
Gross profit     797.6    46.4    588.3    49.1    550.2  53.5   209.3     38.1
Selling,
 general &
 administra-
 tive            492.3    28.7    360.3    30.1    319.3  31.1   132.0    41.0
Research &
 development     171.4    10.0    123.6    10.3    108.4  10.5    47.8    15.2
              --------   ----- --------  ------ -------- -----  ------ -------
Operating
 income(1)       133.9     7.8    104.4     8.7    122.5  11.9    29.5   (18.1)
Net
 nonoperating
 expense          68.2     4.0     14.9     1.2     11.0   1.0    53.3     3.9
              --------   ----- --------  ------ -------- -----  ------ -------
Earnings
 before
 income
 taxes (1)        65.7     3.8     89.5     7.5    111.5  10.9   (23.8)  (22.0)
Income tax
 provision
  (1)             21.0     1.2     35.5     3.0     36.8   3.6   (14.5)   (1.3)
              --------   ----- --------  ------ -------- -----  ------ -------
Earnings
 before
 special
 charges,
 after
 taxes(1)      $  44.7     2.6  $  54.0     4.5  $  74.7   7.3  $ (9.3) $(20.7)
Net earnings
 (loss)        $  33.5     1.9  $(264.4)  (22.1) $  74.7   7.3  $ 297.9 $(339.1)
              --------   ----- --------  ------ -------- -----  ------- -------
Diluted
 earnings
 per share
 before
 special
 charges       $  1.52          $  1.88          $  2.58        $ (0.36)$(0.70)
Diluted
 earnings
 (loss)per
 share         $  1.14          $ (9.58)         $  2.58        $ 10.72 $(12.16)
Dividends
 paid per
 share of
 common
 stock         $  0.61          $  0.60          $  0.52        $  0.01 $ 0.08
               =======          =======          =======        ======= ======

(1) Amounts exclude special charges. Special charges include: l) restructuring charges of $19.1, 1.1% of sales and $59.4, 5.0% of sales in 1998 and 1997, respectively, and 2) a one time write-off of $282.0, 23.5% of sales, of acquired in-process research and development relating to the Coulter acquisition in 1997. Including these special charges: 1) operating income (loss) was $114.8, 6.7% of sales and $(237.0), (19.8%) of sales in 1998 and 1997, respectively, and 2) earnings (loss) before income taxes was $46.6, 2.7% of sales and $(251.9), (21.0%) of sales, in 1998 and 1997, respectively.  The Company did not incur any special charges in 1996.

(2) Parentheses indicate decreases from the comparative period.


Bar Chart:  SG&A as a % of Sales

Year                    1996            1997             1998
SG&A (% of Sales)       31.1            30.1             28.7

Bar Chart:  R&D Expenses Before Write-off of In-Process R&D (millions)

Year                    1996            1997                1998
R&D Expenses          $108.4          $123.6              $171.4

Management's Discussion and Analysis

     The following review should be read in conjunction with the consolidated financial statements and related notes included on pages 26 through 53. Note that historical results and percentage relationships are not necessarily indicative of operating results for any future periods.

Overview

     Beckman Coulter, Inc. is a world leader in providing systems that simplify and automate laboratory processes. We design, manufacture and service a broad range of laboratory systems consisting of instruments, reagents and related products that customers use to conduct basic scientific research, drug discovery research and diagnostic analysis of patient samples. Approximately 80% of our 1998 sales were for clinical diagnostics applications, principally in hospital laboratories, while the remaining sales were for life science research applications (including drug discovery) in universities, medical schools, and pharmaceutical and biotechnology companies. Our diagnostics systems address over 75% of the hospital laboratory test volume, including virtually all of the routine laboratory tests. We believe we are a worldwide market leader in our primary markets, with well-recognized systems and a reputation for high-quality, reliable service.


1.   Acquisition Activities

     The primary focus of our acquisition strategy has been to broaden our product offerings. The following table lists some of our recent acquisitions:

                         Product/technology
       Company                 acquired         Acquisition date
       -------                 --------         ----------------
Coulter Corporation    Hematology & flow        October 1997
                       cytometry
Sanofi Diagnostics     Access(R) Immunoassay    April 1997
Pasteur                product line
 ("Sanofi")*
Sagian,                High throughput          December 1996
Inc.("Sagian")**       screening &
                         robotics technology
Genomyx, Inc.          DNA sequencing           October 1996
                       technology
Hybritech Incorporated Immunoassays & cancer    January 1996
("Hybritech")           diagnostics
---------------------- ---------------------    ------------
* Only the Access(R) Immunoassay product line of Sanofi was acquired. ** Only the Laboratory Robotics Division of Sagian was acquired.

On October 31, 1997, we acquired all of the outstanding capital stock of Coulter Corporation ("Coulter") for $850.2 million, net of Coulter's cash on hand of $24.8 million at the acquisition date. Coulter is the leading manufacturer of in-vitro diagnostic systems for blood cell analysis. We discussed the details of this transaction and the accounting effects in our annual report for 1997. This acquisition and the related financing lowered our net earnings in 1998 and 1997 as a result of a substantial increase in interest expense, amortization of intangible assets and goodwill and
various other adjustments resulting from purchase accounting.   A complete
discussion of our acquisition activities is provided in Note 3 "Acquisitions" of the Notes to Consolidated Financial Statements. In April 1998, our stockholders approved the change of our name to Beckman Coulter, Inc.

2.   Events Impacting Comparability

Operating periods reported:

     Our financial statements include the assets and liabilities and the operating results of subsidiaries operating outside the U.S. Balance sheet amounts for these subsidiaries are as of November 30, 1998 and November 30, 1997. The operating results for these subsidiaries are for twelve-month periods ending on those dates, except as noted below. Note that, in order to be consistent with the way we have historically reported our international results, the reporting of Coulter's international results of operations has been lagged by one month in 1998. Therefore, the results for the year 1998 include only January through November sales and expenses for Coulter outside the United States. The exclusion of one month's results for Coulter international subsidiaries was not significant.

Acquired Research and Development:

     In 1997, the results of operations included a $282.0 million charge for purchased in-process research and development. This charge was a direct result of the acquisition of Coulter and was related to projects which have economic value but could not be capitalized under GAAP.

Goodwill and Intangible Assets:

     As a result of the acquisition of Coulter in 1997, we recorded $404.0 million as the fair market value of patents, trademarks and other intangibles ("Intangible Assets") and $374.4 million as the excess of purchase price and purchase and assumed liabilities over the fair market value of identifiable net assets and in-process research and development projects acquired ("Goodwill"). Upon finalization of purchase accounting in the fourth quarter of 1998, certain adjustments were made to the values of assets and liabilities recorded, which resulted in a reduction of recorded Goodwill in the amount of $35.7 million. Intangible Assets are amortized using the straight-line method over their expected useful lives, ranging from 15 to 30 years. Goodwill is amortized on a straight-line basis over 40 years. See further discussion in Note 3 "Acquisitions" of the Notes to Consolidated Financial Statements.

Restructuring Charges:

     As a result of revisions to the plans initiated in 1997 for Company reorganization, in the fourth quarter of 1998, we recorded a restructuring charge of $19.1 million. This charge was in addition to the $59.4 million restructuring charge recorded in 1997. On an after-tax basis, the restructuring charges were $11.2 million or $0.38 per share in 1998 and $36.4 million or $1.32 per share in 1997. A more detailed discussion of the restructuring charges is provided in Note 4 "Provision for Restructuring Operations" of the Notes to Consolidated Financial Statements.

Sale-leaseback of Real Estate:

     During the second quarter of 1998, we sold our interest in properties in Brea, California; Palo Alto, California; Chaska, Minnesota; and Miami, Florida and leased them back from the buyers. The aggregate proceeds from the sale of the four properties totaled $242.8 million before closing costs and transaction expenses. We used the cash from this sale primarily to reduce the debt incurred in financing the acquisition of Coulter. Refer to the detailed discussion of this transaction under Note 6 "Sale-leaseback of Real Estate" of the Notes to Consolidated Financial Statements.

Sale of Assets:

     During 1998, we sold certain financial assets (primarily consisting of customer lease receivables) as part of our plan to reduce debt and provide funds for integration purposes. The net book value of financial assets sold was $67.7 million for which we received approximately $68.9 million in cash proceeds. In 1997, we sold similar assets with a net book value of $34.2 million for cash proceeds of $35.7 million.

     In December 1997, we entered into an agreement for the sale and leaseback of certain instruments, which are subject to various three to five year cancelable operating-type leases to customers. These instruments had a net book value of $37.0 million and were sold for cash proceeds of $39.6 million. The gain is being deferred and credited to income as an adjustment to rent expense over the lease term. Obligations under the operating lease agreement are included in Note 14 "Commitments and Contingencies" of the Notes to Consolidated Financial Statements.

     We have and will continue to evaluate opportunities to provide additional cash flow by monetizing other assets during 1999 and beyond. If these sales are consummated as expected, we believe they will generate proceeds of approximately $30.0 million in 1999, less any costs to complete the transactions. See further discussion in Note 5 "Sales of Asssets" of the Notes to Consolidated Financial Statements.

Tax Aspects:

   We do not expect that we will have to pay federal income taxes for our consolidated U.S. federal income tax group over the next several years primarily as a result of expenses related to the acquisition of Coulter. These expenses include the Coulter bonus sharing plan payments, interest on indebtedness and certain other expenses incurred in connection with the Coulter acquisition. The deferred income tax liability of $153.5 million, which is related to the Coulter intangible assets acquired, will be reduced by the tax effect of the amortization of the intangible assets, which is not deductible for income tax purposes.

3.Results of Operations

1998 Compared with 1997:

     Sales for 1998 were $1,718.2 million, an increase of 43.4% over the $1,198.0 million reported in 1997. The increase in sales is primarily attributable to the inclusion in 1998 of a full year of sales from the Coulter operations compared to two months in 1997. In 1998 as in 1997, international sales accounted for approximately half of total sales.
Foreign exchange rates negatively impacted sales growth by about 3.0 percentage points. Despite continuing market-driven pricing pressures and adverse currency fluctuations, our core businesses remained strong. For example, in 1998 the Company signed a multi-year agreement with Kaiser Permanente, the nation's largest non-profit health maintenance organization, to provide clinical and hematology analyzers, along with related reagents, supplies and service, for use in Kaiser Permanente medical centers, medical office laboratories and clinics throughout the United States. We also obtained significant new business with Ohio State University, University of Washington and Emory University/Crawford Long Hospital in Georgia.

     Gross profit at 46.4% of sales was 2.7 percentage points lower than the 1997 level of 49.1%. Unfavorable foreign currency fluctuations, lower margins for Coulter products and competitive pricing pressures contributed to the decline in gross profit percentage. Additionally, both the 1998 and 1997 gross profit included increased cost of sales for inventory recorded at fair value as part of the Coulter acquisition. Although gross profit for the year declined in comparison to the prior year, gross profit in each quarter of the current year showed a positive trend increasing from 42.5% in the first quarter to 48.8% in the fourth quarter. We believe this trend is the result of the synergies obtained from the continuing consolidation and integration of the Beckman and Coulter organizations. Although we believe this positive trend will continue, we cannot guarantee that it will or that the future rate of increase will be comparable to that in 1998.

     Selling, general and administrative expenses ("SG&A") at 28.7% of sales were 1.4 percentage points lower than the 1997 level of 30.1%. Research and development ("R&D") expenses were 10.0% as compared to 10.3% of sales in 1997. SG&A and R&D expenses were lower in 1998 compared to the prior year as a percentage of sales, primarily due to the implementation of
integration activities.   SG&A expenses include goodwill and intangible
amortization expenses arising out of the Coulter acquisition of $24.7 million or 1.4% of sales in 1998 compared to $4.3 million or 0.3% of sales in 1997.

     As a result, operating income before pretax special charges was $133.9 million or 7.8% of sales in 1998, compared with $104.4 million and 8.7% in 1997. Although the trend in operating income before pretax special charges during the four quarters in 1998 was favorable increasing from 2.1% in the first quarter to 12.6% in the fourth quarter, we cannot guarantee the trend will continue into the future. Both the 1998 and 1997 operating income before pretax special charges included increased cost of sales for inventory recorded at fair value and on-going goodwill and intangible amortization expenses arising out of the Coulter acquisition. Without these items, the operating margin would have been 9.6% in 1998 compared to 10.0% in 1997.

     As integration work progressed during 1998, acquisition-related costs were lower than those originally anticipated at the end of 1997, while plans to restructure pre-acquisition Beckman operations were expanded. The final purchase accounting entries resulted in a one-time reduction of $35.7 million in goodwill while a $19.1 million charge was recorded in the fourth quarter to reflect the updated restructure plans. This charge reduced the reported operating income to $114.8 million for 1998. In 1997 one-time charges of $282.0 million for in-process research and development expenses and restructure charges of $59.4 million (discussed previously in item 2) resulted in the reported operating loss of $237.0 million.

     Incremental interest expense associated with the debt incurred by the Company to fund the Coulter acquisition and reduced foreign exchange gains increased net nonoperating expenses. These were partially offset by gains due to increased interest income from leases (some of which was attributable to Coulter).

     The net earnings for 1998 were $33.5 million compared with a net loss of $264.4 million in 1997. The net loss in 1997 excluded any tax benefit for the $282.0 million charge for in-process research and development since it was not deductible for income tax purposes.

1997 Compared with 1996:

     Sales for 1997 were $1,198.0 million, an increase of 16.5% over the $1,028.0 million reported in 1996. The sales growth in constant currency over the prior year was 20.2%. More than half of the growth resulted from the previously mentioned acquisition of Coulter Corporation. Despite continuing market-driven pricing pressures and adverse currency fluctuations, core businesses grew in all geographic areas. As an example, the Company was able to leverage its product offerings that reduce total laboratory cost, provide workstation consolidation and progressive automation, into a $100.0 million, five-year contract signed with AmeriNet, Inc., one of the largest healthcare purchasing organizations in the United States. In addition, a new contract was signed with University Healthsystem Consortium ("UHC"), complementing the existing agreement with Voluntary Hospitals of America ("VHA"), which acquired UHC. In 1997 as in 1996, international sales accounted for approximately 50% of total sales.

     Gross profit at 49.1% of sales was 4.4 percentage points lower than the 1996 level of 53.5%. Increased cost of sales resulting from the inventory written-up to market value in connection with the acquisition of Coulter accounted for $11.3 million or one percentage point of the reduction. Unfavorable foreign currency fluctuations contributed another one percentage point. Lower margins for Coulter products and competitive pricing pressures made up the balance of the percentage reduction.

     At 30.1% of sales, SG&A expenses were one percentage point lower than the 1996 level of 31.1%, despite the costs of acquisition activities incurred during the year. R&D expenses remained at 1996 levels, at just over 10% of sales.

     As a result, operating income before pretax special charges was $104.4 million or 8.7% of sales in 1997, compared with operating income of $122.5 million and 11.9% in 1996. However, the 1997 operating income before pretax special charges, unlike 1996 operating income, included increased cost of sales related to inventory recorded at fair value and on-going goodwill and intangible amortization expenses arising out of the Coulter acquisition. Without these items, the 1997 operating income margin would have been 10.0%.

     One-time charges of $282.0 million for in-process research and development expenses and restructure charges of $59.4 million (discussed previously in item 2) resulted in the reported operating loss of $237.0 million.

     Incremental interest expense associated with the debt incurred to fund the Coulter acquisition increased nonoperating expenses, but was partially offset by gains due to hedging activities.

     The net loss for the year was $264.4 million compared with net earnings of $74.7 million in 1996. The 1997 net loss excluded any tax benefit for the $282.0 million charge for in-process research and development since it did not qualify as a deduction for income tax purposes.

4.   Financial Condition

Liquidity and Capital Resources:

     Liquidity is our ability to generate sufficient cash flows from operating activities to meet our obligations and commitments. In addition, liquidity includes the ability to obtain appropriate financing and to convert those assets that are no longer required to meet existing strategic and financing objectives into cash flows. Therefore, liquidity cannot be considered separately from capital resources that consist of current and potentially available funds for use in achieving long-range business objectives and meeting debt service commitments.

     Currently, our liquidity needs arise primarily from:
     - debt service on the substantial indebtedness we incurred in connection with the Coulter acquisition;
     - funding the costs of integrating the operations of Beckman and Coulter;
     - working capital requirements; and
     - capital expenditures.

     In 1998 cash used in operations was $1.8 million compared to cash provided by operations of $137.8 million in 1997 and $139.1 million in 1996. The decrease is largely the result of a decrease of $191.0 million in accounts payable and accrued liabilities. This change primarily relates to payments towards the purchase and assumed liabilities recorded as part of the Coulter acquisition. Additional cash outflow resulted from a $24.1 million reduction in the 1997 restructure reserve partially offset by a $19.1 million restructuring charge recorded in 1998. These decreases were partially offset by an increase in net earnings, after adding back the effects of depreciation, amortization and special charges. Additionally, the 1998 results included $68.9 million in cash proceeds from the sale of sales-type lease receivables compared to $35.7 million in 1997. See Note 5 "Sale of Assets" of the Notes to Consolidated Financial Statements.

     Investing activities provided $123.4 million of cash inflow. Cash used by investing activities was $929.1 million in 1997 and $114.6 million in 1996. In 1998 we received cash proceeds of $242.8 million from the sale-leaseback of four real estate properties. Excluding this, 1998 cash used in investing activities was $119.4 million, which primarily reflects capital expenditures, net of proceeds from disposal of property, plant and equipment. This amount is slightly larger than in previous years due to the addition of Coulter expenditures for a full year. In 1997 investments and acquisitions used $893.9 million primarily relating to the acquisition of Coulter. An additional $39.6 million of cash proceeds were provided in 1997 through the sale and leaseback of instruments. See Note 5 "Sale of Assets" of the Notes to Consolidated Financial Statements.

     Financing activities used $130.0 million of cash flows as total debt (including notes payable) was reduced $141.5 million. This reflects a substantial change from financing activity in 1997 when we reported a net increase of $827.8 million in debt. The increase in 1997 primarily reflected the $1.2 billion borrowed to finance the Coulter acquisition, net of any repayments. Another significant change reflected in financing activities is related to treasury stock purchases. In 1997 and 1996 we used $43.7 million and $35.9 million, respectively, to purchase treasury stock. In 1998, due to the level of outstanding debt and our efforts to reduce those liabilities, we decided not to purchase any treasury stock. Proceeds from sales of treasury stock and dividends to stockholders increased slightly over the previous years.

     During the fourth quarter of 1997, we secured a new $1.3 billion credit facility to finance the acquisition of Coulter. See further discussion of the credit facility and borrowing availability thereunder and under the Company's other borrowing facilities in Note 7
"Debt Financing" of the Notes to Consolidated Financial Statements.
The interest expense associated with the debt outstanding under the credit facility creates an increased demand on future operating cash flows. Although we believe our consolidated operations will provide sufficient cash flow in excess of anticipated operating requirements in order to service the debt, we have implemented a plan to decrease the level of
outstanding borrowings more rapidly.   This ultimately is expected to
provide savings on the associated interest cost, partially offset by increased rental expense as a result of any sale-leaseback transactions.

     Based upon current levels of operations and anticipated cost savings and future growth, we believe our cash flow from operations, together with available borrowings under the credit facility ($120.0 million as of December 31, 1998) and other sources of liquidity (including leases, any other available financing sources, and the proceeds of the planned asset sales discussed previously), will be adequate to meet our anticipated requirements for interest payments and other debt service obligations, working capital, capital expenditures, lease payments and other operating needs, until the maturity of the credit facility in 2002. There can be no assurance, however, that our business will continue to generate cash flow at or above current levels or that estimated cost savings or growth can be achieved. Future operating performance and ability to service or refinance existing indebtedness, including the credit facility, will be subject to future economic conditions and to financial, business and other factors, many of which are beyond our control.

Financial Risk Management:

     Our risk management program developed by senior management and approved by the board, seeks to minimize the potential negative effects of changes in foreign exchange rates and interest rates on the results of our operations. Our primary exposures to market risk are due to foreign exchange risk and interest rate risk.

     Foreign exchange risk arises from our exposure to fluctuations in foreign currency exchange rates because our reporting currency is the U.S. dollar and we derive approximately 50% of our sales by transacting business in various foreign currencies. U.S. dollar-denominated costs and expenses as a percentage of total operating costs and expenses are much greater compared to U.S. dollar-denominated sales as a percentage of total net sales. As a result, appreciation of the U.S. dollar against our major trading currencies has a negative impact on our results of operations, and depreciation of the U.S. dollar against such currencies has a positive impact.

     We seek to minimize the exposure to foreign currency fluctuations through natural internal offsets to the fullest extent possible. When opportunities for natural internal offsets to our currency risk (arising from both cash inflows and outflows denominated in the same currency) are exhausted, we use derivative financial instruments to function as "hedges". We use forward contracts, purchased option contracts, and complex option contracts (consisting of purchased and sold options), to hedge transactions with our foreign customers. Our policies do not permit us to use these instruments for speculative or trading purposes.

     On January 1, 1999, the countries of the European Union adopted a single currency known as the "euro". The euro will, after January 1, 2002, be the only official currency in the European Union countries. Although the effect of this conversion on the results of our operations may be significant from a foreign currency or product pricing perspective, we are unable to measure such impact at this time. See details on the euro conversion under "Euro - the new European currency".

     Our exposure to interest rate risk arises out of our long-term debt obligations. We do not use derivative instruments to hedge our investment portfolio, which consists of short-term investments (maturity of less than a year). Under the guidance of our risk management policies, we use interest rate swap contracts on certain borrowing transactions. With the aid of these contracts, we seek to reduce the interest rate risk by changing the character of the interest rate on our long-term debt, converting a variable rate to a fixed rate and vice versa.

     The Securities and Exchange Commission requires that registrants include information about potential effects of changes in currency exchange and interest rates in their financial statements. Several alternatives, all with some limitations, have been offered. The following discussion is based on sensitivity analysis, which models the effects of fluctuations in currency exchange rates and interest rates. This analysis is constrained by several factors, including the following:

  -  the analysis is based on a single point in time; and
  - the analysis does not include the effects of other complex market reactions that would arise from the changes modeled.

Although the results of the analysis may be useful as a benchmark, they should not be viewed as forecasts.

     We estimated the sensitivity of the fair value of all derivative foreign exchange contracts to hypothetical 10% strengthening and 10% weakening of the spot exchange rates for the U.S. dollar against the foreign currencies at December 31, 1998. The analysis showed that a 10% strengthening of the U.S. dollar would result in a gain in fair value of $30.5 million and a 10% weakening of the U.S. dollar would result in a loss in fair value of $27.4 million in these instruments. Losses and gains on the underlying transactions being hedged would largely offset any gains and losses on the fair value of derivative contracts. These offsetting gains and losses are not reflected in the above analysis.

     Similarly, we performed sensitivity analysis on the interest rate sensitive instruments. A one percentage point increase or decrease in interest rates was estimated to decrease or increase next year's pre-tax earnings by $4.9 million.

     For accounting treatments of these various hedge instruments, see discussion under "Significant Accounting Policies". For further discussion of this topic, see Note 9 "Derivatives" of the Notes to Consolidated Financial Statements.


Inflation:

     We continually monitor inflation and the effects of changing prices. Inflation increases the cost of goods and services used. Competitive and regulatory conditions in many markets restrict our ability to fully recover the higher costs of acquired goods and services through price increases. We attempt to mitigate the impact of inflation by implementing continuous process improvement solutions to enhance productivity and efficiency and, as a result, lower costs and operating expenses. The effects of inflation have, in our opinion, been managed appropriately and as a result have not had a material impact on our operations and the resulting financial position.

Environmental Matters:

     We are subject to federal, state, local and foreign environmental laws and regulations. Although we continue to make expenditures for environmental protection, we do not anticipate any significant expenditure to comply with such laws and regulations that would have a material impact on our results of operations, financial position or liquidity. We believe our operations comply in all material respects with applicable federal, state, and local environmental laws and regulations.

     To address contingent environmental costs, we establish reserves when such costs are probable and can be reasonably estimated. Based on current information and regulatory compliance (taking third party indemnities into consideration), we believe we have established adequate reserves for environmental expenditures. We may incur additional costs that exceed the reserves. But based on current knowledge, we do not expect such amounts to have a material impact on our results of operations, financial position, or liquidity, although we do not give any assurance in this regard. See further discussion in Note 14 "Commitments and Contingencies" of the Notes to Consolidated Financial Statements.

Litigation:

     We are currently, and are from time to time, subject to claims and lawsuits arising in the ordinary course of our business, including those relating to:
       -    intellectual property;
       -    contractual obligations;
       -    competition; and
       -    employment matters.

     In certain such actions, the plaintiffs may request punitive or other damages or nonmonetary relief, which may not be covered by insurance. If granted, nonmonetary relief could materially affect the conduct of our business. We accrue for potential liabilities involved in these matters as they become known and can be reasonably estimated. In our opinion (taking third party indemnities into consideration), the various asserted claims and litigation in which we are currently involved are not reasonably likely to have a material adverse effect on our business, results of operations, financial position or liquidity. However, we do not give any assurance as to the ultimate outcome of such claims and litigation. The resolution of such claims and litigation could be material to our operating results for any particular period, depending on the level of income for such period. See further discussion of these matters in Note 14 "Commitments and Contingencies" of the Notes to Consolidated Financial Statements.


Year 2000:

     We believe we have implemented a comprehensive Year 2000 program that is on schedule for completion by the end of 1999, and that there will be no material impact on our business, results of operations, financial position or liquidity as a result of Year 2000 issues.


     Our Year 2000 program, implemented worldwide, is directed by our senior management and includes six main projects:

     1.   products and services;
     2.   management information systems;
     3.   suppliers (materials and services);
     4.   engineering and manufacturing processes;
     5.   office equipment; and
     6.   facilities and utilities.

These projects generally include five phases:

     1.   inventory;
     2.   assessment;
     3.   remediation;
     4.   testing/validation; and
     5.   implementation.

The following table is a summary of our Year 2000 program schedule target dates (1):

                                                      Testing/     Implement-
                  Inventory  Assessment  Remediation  Validation   ation
                  ---------  ----------  -----------  ----------   --------
  Products &
   services       Complete   Complete    Complete     Complete     Q1 1999
  Management
   information
   systems        Complete   Complete    Q1 1999(3)   Q2 1999(3)   Q2 1999(3)
  Suppliers
   (materials
   & services)    Complete   Complete    Q1 1999      Q1 1999      Q1 1999
  Engineering
   &
   manufacturing  Complete   Q1 1999     Q2 1999      Q3 1999      Q3 1999
  Office
   equipment      Complete   Q1 1999     Q2 1999      Q2 1999(3)   Q2 1999(3)
  Facilities      Complete   Q2 1999     Q2 1999      Q3 1999      Q3 1999(3)
   and
  Utilities       Complete   Q2 1999        (2)          (2)          (2)

 (1)   The  target  dates are the ends of the quarters referred to.   For
       example Q1 1999 refers to the end of the first quarter of 1999.
 (2) These phases will not be performed for utilities, but will be considered as part of the contingency planning.
 (3)   Revised target date.

     A number of our products include computer hardware and software, including substantial custom software. During 1998, we began providing our customers information about the Year 2000 status of our products. We believe there are no significant Year 2000 product performance issues with respect to products that we will continue to support after January 1, 2000. We believe the impact to our business based on Year 2000 product performance issues or litigation related to those issues will not be material. However, we cannot give any assurances to that effect until our entire inventory, assessment, and remediation activities are completed.

     We believe our Year 2000 program will be completed on schedule. But the schedule is based on a number of factors and assumptions, such as:

     -    the accuracy and completeness of responses to our inquiries; and
     -    the availability of skilled personnel to complete the program.

The program schedule could be adversely impacted if any of the factors and assumptions is incorrect. We cannot give assurance that our Year 2000 program will be completed on schedule or that we will not uncover Year 2000 issues that could create a material impact on our performance.

     We do not believe that we have a material relationship with any single third party supplier or customer. Although a significant interruption in our suppliers' and customers' activities (due to Year 2000 issues) is unlikely, we could experience a material impact in our financial results if such an interruption occurs. Also, a portion of our revenues is indirectly dependent upon our customers' reimbursement from federal, state, municipal and foreign government agencies, and the state of readiness of those
government agencies is of concern.   At this time we believe the most
reasonably likely worst case scenario involves a significant interruption in the ability of one or more government agencies to reimburse those customers, which could lead to a significant interruption in cash received from affected customers. We are unable to estimate either the likelihood or the potential cost of such an occurrence.

     We do not expect that the cost of our Year 2000 program will be material to our business, results of operations, financial position or liquidity. We anticipate that the total cost for our Year 2000 program through 1999 will be approximately $9.0 million. Through December 31, 1998 we have spent approximately $3.8 million on our Year 2000 program. The majority of these costs are for the remediation or replacement of management information systems. Most of the funding for our Year 2000 program is separately budgeted, but a portion of the funding is part of our management information systems budget. Year 2000 program funding has delayed the implementation of certain other management information systems changes, but this delay will have only a minor impact on managing the Company.

     We are currently determining the extent to which contingency plans are necessary for each aspect of our business with respect to Year 2000 issues (including most reasonably likely worst case Year 2000 scenarios), and intend to determine those contingency plans by the end of the first quarter of 1999.

Euro - the new European currency:

     The countries of the European Union have adopted a single currency known as the "euro". The euro came into existence on January 1, 1999, and is the official currency for the countries of the Economic and Monetary Union (Austria, Belgium, Finland, France, Germany, Holland, Ireland, Italy, Luxembourg, Portugal and Spain), with national currencies expressed as a denomination (national currency units) of the euro. During the three-year transition period following its introduction, countries will be allowed to transact business both in the euro and in their own currencies at fixed exchange rates. On January 1, 2002, the euro will be the only currency in Economic and Monetary Union countries.

     We conduct business in more than 120 countries, generating approximately 50% of revenues outside the United States. A significant portion of our business is conducted in Europe. The introduction of the euro requires that we make modifications to our internal operations as well as to our external business arrangements. For example, product pricing and sales proposals are now available in the euro. Similarly, our billing and disbursement functions have been modified to reflect the use of the euro.

     Early in 1997, we established a six-member task force reporting to the chief financial officer to identify the issues related to the introduction of the euro and to develop and implement a plan to address those issues. The task force has developed a detailed plan for the euro implementation addressing all areas of operations, both internal and external. Major initiatives resulting from the recommendations of the task force are:

     - create a "Beckman Coulter Euro Information Center" to facilitate worldwide communication related to the euro;
     - accommodate our customers' preferences for their national currency or the euro during the transition period;
     - operate in a multi-currency environment (including the euro, national currency and the U.S. dollar), during the transition period, in all the European countries in which we do business; and
     - adopt use of the euro for internal systems and reporting as of December 1, 2001.

     We do not expect the cost of this effort to have a material effect on our business, results of operations, financial position or liquidity. However, we cannot guarantee that all problems will be foreseen and corrected, or that no material disruption of our business will occur. There is also likely to be competitive implications on our pricing and marketing strategies related to the conversion to the euro; however, we do not know the effects of any such impact at this time.

Recent Accounting Developments:

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." The provisions of the statement require the recognition of all derivatives as either assets or liabilities in the consolidated balance sheet and the measurement of those instruments at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. This statement is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. We are required to adopt the statement in the first quarter of 2000. We are studying the impact of this pronouncement on our financial statements. We have not yet determined the impact on our results of operations.

     In 1998, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use", which provides guidance concerning recognition and measurement of costs associated with developing or acquiring software for internal use. In 1998, the AICPA also issued Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities", which provides guidance concerning the costs of start-up activities. For accounting purposes start-up activities are defined as one-time activities related to opening a new facility, introducing a new product or service, conducting business in a new territory or with a new class of customer, initiating a new process in an existing facility, or commencing some new operation. Both pronouncements are effective for financial statements of years beginning after December 15, 1998, with earlier application encouraged. We do not believe that adoption of these pronouncements will have a material impact on our financial statements.

5.   Business Climate

     The clinical diagnostics and life science research markets are each highly competitive and we encounter significant competition in each market from many manufacturers, both domestic and outside the United States.
These markets continue to be unfavorably impacted by the economic weakness in Europe and Asia and government cost containment initiatives in Europe as well as healthcare cost containment in general. The life science research market also continues to be affected by consolidations of pharmaceutical companies and governmental constraints on research and development spending, especially outside the United States.

     In the clinical diagnostics market, attempts to lower costs and to increase productivity have led to further consolidation among healthcare providers in the United States, resulting in more powerful provider groups that continue to leverage their purchasing power with suppliers to contain costs. Preferred supplier arrangements and combined purchases are becoming more commonplace. Consequently, it has become essential for manufacturers to provide cost-effective diagnostic systems to remain competitive. Cost containment initiatives in the United States and in the European healthcare systems will continue to be factors, which may affect our ability to maintain or increase sales. Future profitability may also be adversely affected if the relationship of the U.S. dollar to certain currencies is maintained at the current levels or strengthened.

     Our new products originate from four sources:

     -    internal research and development programs;
     - external collaborative efforts with individuals in academic institutions and technology companies;
     -    devices and techniques that are generated in customers' laboratories;
          and
     -    business and technology acquisitions.

     The continuing consolidation trend among United States healthcare providers, mentioned previously, has increased pressure on diagnostic equipment manufacturers to broaden their product offerings to encompass a wider range of testing capability, greater automation and higher volume capacity. Our acquisition of Coulter was a clear indicator of our resolve to become a broad-based world leader in in-vitro diagnostic testing by expanding our product offering. Beckman Coulter is now the world's leading manufacturer of hematology systems for the clinical analysis of blood cells, where it has a market share twice the size of its next largest competitor. In addition, Beckman Coulter is considered a technology leader in cell counting and characterization and has a number two position in flow cytometry, which is used for both research and clinical applications.

The size and growth of our markets are influenced by a number of factors, including:

     -    technological innovation in bio-analytical practice;
     - government funding for basic and disease-related research (for example, heart disease, AIDS and cancer);
     - research and development spending by biotechnology and pharmaceutical companies;
     -    healthcare spending; and
     -    physician practice.

     We expect worldwide healthcare expenditures and diagnostic testing to increase over the long-term, primarily as a result of the following:

     - growing demand for services generated by the aging of the world population;
     - increasing expenditures on diseases requiring costly treatment (for example, AIDS and cancer); and
     - expanding demand for improved healthcare services in developing countries.

     With Coulter and the two earlier acquisitions in immunochemistry-based diagnostics, Hybritech, and the Access (Registered) immunoassay product line of Sanofi, we completed a major strategic initiative intended to build on our leadership position in automated clinical chemistry and create a broad based capability in routine clinical chemistry. We are able to offer hospital laboratories worldwide a broad range of automated systems that together can perform more than 75% of their test volume and essentially all of the tests that are considered routine. We believe we are able to provide significant value added benefits, enhanced through our expertise in simplifying and automating laboratory processes, to our customers.

6.   Taxes

     We are subject to taxation in many jurisdictions throughout the world. Our effective tax rate and tax liability will be affected by a number of factors, such as:

     -    the amount of taxable income in particular jurisdictions;
     -    the tax rate in such jurisdictions;
     -    tax treaties between jurisdictions;
     -    the extent to which income is repatriated; and
     -    future changes in the law.

     Generally, our tax liability in a particular jurisdiction is determined either on an entity-by-entity (non-consolidated) basis or on a consolidated basis including only those entities incorporated in the same jurisdiction. In those jurisdictions where consolidated tax reporting is not permitted, we may pay income taxes even though on an overall basis we may have incurred a net loss for the period.

7.  Forward Looking Statements

     This annual report contains forward-looking statements, including statements regarding, among other items:

     -    our business strategy;
     -    anticipated trends in our business and plans to reduce indebtedness;
     -    our liquidity requirements and capital resources;
     -    anticipated proceeds from sales of assets; and
     - the impact of Year 2000 issues, the euro conversion and inflation on our operations.

     These forward-looking statements are based on our expectations and are subject to a number of risks and uncertainties, some of which are beyond our control. These risks and uncertainties include, but are not limited to:

     - complexity and uncertainty regarding development of new high-technology products;
     - loss of market share through aggressive competition in the clinical diagnostics and life science research markets;
     -    our dependence on capital spending policies and government funding;
     -    the effect of potential health-care reforms;
     -    fluctuations in foreign exchange rates and interest rates;
     -    reliance on patents and other intellectual property;
     - unanticipated reductions in cash flows and difficulty in sales of assets;
     -    unanticipated Year 2000 or euro problems; and
     -    other factors that cannot be identified at this time.

     Although we believe we have the product offerings and resources required to achieve our objectives, actual results could differ materially from those anticipated by these forward-looking statements. There can be no assurance that events anticipated by these forward-looking statements will in fact transpire as expected.

BECKMAN COULTER, INC.
Consolidated Balance Sheets
In millions, except amounts per share

                                            December 31,
                                          1998        1997
                                          ----        ----

Assets
Current assets
 Cash and equivalents                   $ 24.7      $ 33.1
 Short-term investments                    -           0.4
 Trade and other receivables             540.2       524.6
 Inventories                             302.8       332.3
 Deferred income taxes                    60.5        53.0
 Other current assets                     28.4        33.3
                                        ------      ------
  Total current assets                   956.6       976.7
Property, plant and equipment, net       309.4       410.9
Intangibles, less accumulated
 amortization
 of $24.6 in 1998 and $10.6 in 1997      419.1       444.9
Goodwill, less accumulated
 amortization of
 $14.9 in 1998 and $6.0 in 1997          356.1       402.8
Other assets                              92.1        95.7
                                      --------    --------
  Total assets                        $2,133.3    $2,331.0
                                      ========    ========
Liabilities and Stockholders' Equity
Current liabilities
 Notes payable                        $  111.2    $   49.0
 Current maturities of long-term debt     23.9        19.9
 Accounts payable                         84.7        96.3
 Accrued compensation                     70.0        84.6
 Other accrued expenses                  368.3       575.5
 Income taxes                             61.2        69.6
                                      --------    --------
  Total current liabilities              719.3       894.9

Long-term debt, less current
 maturities                              982.2      1,181.3
Deferred income taxes                     42.8         40.3
Other liabilities                        262.1        132.7
                                      --------      -------
 Total liabilities                     2,006.4      2,249.2

Commitments and contingencies (see
Note 14)
Stockholders' equity
 Preferred stock, $0.10 par value;
  authorized 10.0 shares; none issued      -           -
 Common stock, $0.10 par value;
  authorized 75.0 shares; shares
  issued 29.1
  at 1998 and 1997;
  shares outstanding
  28.4 at 1998 and
  27.6 at 1997                             2.9          2.9
 Additional paid-in capital              131.9        126.6
 Retained earnings                        35.4         19.0
 Accumulated other comprehensive loss:
  Cumulative foreign currency
  translation adjustments                (13.9)       (13.8)
 Treasury stock, at cost                 (29.4)       (52.9)
                                      --------     --------
  Total stockholders' equity             126.9         81.8
                                      --------     --------
  Total liabilities
   and stockholders' equity           $2,133.3     $2,331.0
                                      ========     ========

See accompanying notes to consolidated financial statements.

BECKMAN COULTER, INC.
Consolidated Statements of Operations
In millions, except amounts per share

                                       Years ended December 31,
                                       1998      1997       1996
                                       ----      ----       ----

Sales                              $1,718.2  $1,198.0   $1,028.0
Cost of sales                         920.6     609.7      477.8
                                   --------  --------   --------
Gross profit                          797.6     588.3      550.2
                                   --------  --------   --------
Operating costs and expenses

 Selling, general and
 administrative                       492.3     360.3      319.3
 Research and development             171.4     123.6      108.4
 In-process research and
  development                           -       282.0        -
 Restructuring charge                  19.1      59.4        -
                                     ------    ------     ------
                                      682.8     825.3      427.7
                                     ------    ------     ------
Operating income (loss)               114.8    (237.0)     122.5

Nonoperating expense
 Interest income                      (13.4)     (6.1)      (5.8)
 Interest expense                      87.8      29.4       18.1
 Other, net                            (6.2)     (8.4)      (1.3)
                                     ------    ------     ------
                                       68.2      14.9       11.0
                                     ------    ------     ------
Earnings (loss) before
 income taxes                          46.6    (251.9)     111.5
Income taxes                           13.1      12.5       36.8
                                     ------    ------     ------
Net earnings (loss)                 $  33.5   $(264.4)   $  74.7
                                    =======   =======    =======
Basic earnings (loss) per share     $  1.19   $ (9.58)   $  2.66
                                    =======   =======    =======
Weighted average number
 of shares outstanding                 28.0      27.6       28.0
                                    =======   =======    =======
Diluted earnings (loss) per share   $  1.14   $ (9.58)   $  2.58
                                    =======   =======    =======
Weighted average number of shares
 and dilutive
 securities outstanding                29.3      27.6       28.9
                                    =======   =======    =======

See accompanying notes to consolidated financial statements.

BECKMAN COULTER, INC.
Consolidated Statements of Stockholders' Equity
In millions, except amounts per share

                                           Accumula-
                          Addi-            ted Other                 Total
                          tional           Compre-           Total   Compre-
                          Paid-            hensive           Stock-  hensive
                 Common   in      Retained (Loss)  Treasury  holders'Income
                 Stock    Capital Earnings Income  Stock     Equity  (Loss)
                 -----    ------- -------- ------  --------  ------  ------

Stockholders'
 equity at
 December
 31, 1995        $ 2.9    $ 129.0  $240.0  $ (1.5) $(22.5)  $347.9
                 =========================================================
Net earnings        -        -       74.7      -       -      74.7   $74.7
Foreign currency
 translation
 adjustments        -        -        -      (4.5)     -      (4.5)   (4.5)
Minimum pension
 liability          -        -        -       9.9      -       9.9     9.9
                 ---------------------------------------------------------
Comprehensive
 income for
 the year ended
 December 31,
 1996               -        -        74.7    5.4      -        -    $80.1
Dividends to
 stockholders,
 $0.52 per share    -        -       (14.7)    -       -     (14.7)
Purchases of
 treasury stock     -        -        -        -    (35.9)   (35.9)
Employee stock
 purchases          -      (0.1)      -        -     21.6     21.5
                 -----------------------------------------------------------
Stockholders'
 equity at
 December
 31, 1996        $ 2.9   $ 128.9   $ 300.0  $  3.9 $(36.8)  $398.9
                 ===========================================================
Net loss            -        -      (264.4)     -      -    (264.4) $(264.4)
Foreign currency
 translation
 adjustments        -        -        -      (17.7)    -     (17.7)   (17.7)
Comprehensive
loss for
 the year ended
 December 31,
 1997               -        -      (264.4)  (17.7)    -       -    $(282.1)
Dividends to
 stockholders,
 $0.60 per share    -        -       (16.6)    -       -     (16.6)
Purchases of
 treasury stock     -        -        -        -     (43.7)  (43.7)
Employee stock
 purchases          -      (2.3)      -        -      27.6    25.3
                 ----------------------------------------------------------
Stockholders'
 equity at
 December 31,
 1997            $ 2.9   $126.6     $ 19.0  $(13.8) $(52.9) $ 81.8
                 ==========================================================
Net earnings        -        -        33.5     -       -      33.5    $33.5
Foreign currency
 translation
 adjustments        -        -        -      (0.1)     -      (0.1)    (0.1)
                 ----------------------------------------------------------
Comprehensive
 income for
 the year ended
 December 31,
 1998               -        -        33.5   (0.1)      -      -      $33.4
Dividends to
 stockholders,
 $0.61 per share    -        -       (17.1)    -        -     (17.1)
Employee stock
 purchases          -        5.3      -        -      23.5     28.8
                 ---------------------------------------------------------
Stockholders'
 equity at
 December 31,
 1998           $ 2.9     $131.9    $ 35.4 $(13.9)  $(29.4)  $126.9
                 ========================================================

See accompanying notes to consolidated financial statements.

BECKMAN COULTER, INC.
Consolidated Statements of Cash Flows
In millions

                                                 Years ended December 31,
                                                1998        1997     1996
                                                ----        ----     ----

Cash Flows from Operating Activities
 Net earnings (loss)                            $33.5     $(264.4)  $ 74.7
 Adjustments to reconcile net earnings (loss)
  to net cash (used) provided by operating
  activities
    Depreciation and amortization               152.4       109.1     87.8
    Net deferred income taxes                    (5.0)       (5.1)    11.3
    Write-off of acquired in-process
     research and development                     -         282.0       -
 Proceeds from sale of sales-type
   lease receivables                              68.9       35.7       -
 Changes in assets and liabilities,
  net of acquisitions
    Trade and other receivables                  (58.3)     (53.1)   (26.1)
    Inventories                                   23.9       18.2    (26.4)
    Accounts payable and accrued
     expenses                                   (191.0)      (3.4)    30.7
    Accrued restructuring costs                   (5.4)      44.4    (10.6)
    Accrued income taxes                          (8.4)       1.0      7.0
    Other                                        (12.4)     (26.6)    (9.3)
                                                ------     ------   ------
     Net cash (used) provided by
       operating activities                       (1.8)     137.8    139.1
                                                ------     ------   ------
Cash Flows from Investing Activities
 Additions to property, plant and
  equipment                                     (165.2)    (100.9)  (110.5)
 Proceeds from sale-leaseback of
  instruments
  subject to customer leases                       -         39.6      -
 Proceeds from sale-leaseback of
  real estate                                    242.8        -        -
 Net disposals of property,
  plant and equipment                             45.4       18.4     18.7
 Sales of short-term investments                   0.4        7.7      0.2
 Investments and acquisitions                      -       (893.9)   (23.0)
                                                ------     ------   ------
     Net cash provided (used) by
      investing activites                        123.4     (929.1)  (114.6)
                                                ------     ------   ------
Cash Flows from Financing Activities
 Dividends to stockholders                       (17.1)    (16.6)    (14.7)
 Proceeds from issuance of stock                  28.6      23.1      21.5
 Purchases of treasury stock                       -       (43.7)    (35.9)
 Net notes payable borrowings
 (reductions)                                     56.6      11.7      (2.4)
 Long-term debt borrowings                       411.0   1,164.2     128.3
 Long-term debt reductions                      (609.1)   (348.1)   (113.0)
                                                ------   -------     ------
     Net cash (used) provided by
      financing activities                      (130.0)    790.6     (16.2)
                                                ------   -------     ------
Effect of exchange rates on cash and
 equivalents                                      -         (0.8)      0.1
                                                ------   -------     ------
(Decrease) increase in cash and
 equivalents                                      (8.4)     (1.5)      8.4
Cash and equivalents-beginning of
 year                                             33.1      34.6      26.2
                                                ------   -------    ------
Cash and equivalents-end of year                $ 24.7    $ 33.1    $ 34.6
                                                ======   =======    ======

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows
In millions

                                        Years ended December 31,
                                        1998      1997      1996
                                        ----      ----      ----

Supplemental Disclosures of Cash Flow
Information
  Cash payments for interest          $ 88.4    $ 18.7    $ 18.3
  Cash payments for income taxes        21.5      12.9      19.2
Noncash Investing and
  Financing Activities
  Conversion of notes receivable        -         -          8.1
  Minimum pension liability             -         -         (9.9)
  Purchase of equipment under capital
   lease obligation                      9.7       9.8       6.9
  Issuance of Restricted Stock as
   employee compensation                 0.3       2.2       -
                                       -----     -----     -----

See accompanying notes to consolidated financial statements.

BECKMAN COULTER, INC.
Notes to Consolidated Financial Statements
Tabular dollar amounts in millions, except amounts per share


1. Nature of Business and Summary of Significant Accounting Policies

Nature of Business

     Beckman Coulter, Inc. is a world leader in providing systems that simplify and automate laboratory processes. We design, manufacture and service a broad range of laboratory systems consisting of instruments, reagents and related products that customers use to conduct basic scientific research, drug discovery research and diagnostic analysis of patient samples. Approximately 80% of our 1998 sales were for clinical diagnostics applications, principally in hospital laboratories, while the remaining sales were for life science research applications (including drug discovery) in universities, medical schools, and pharmaceutical and biotechnology companies.

Principles of Consolidation

     The consolidated financial statements include the accounts of Beckman Coulter, Inc., and its wholly owned subsidiaries. The consolidated entity is sometimes referred to as "the Company" in the accompanying consolidated financial statements. All significant transactions among the consolidated entities have been eliminated from the consolidated financial statements. The financial statements include the assets and liabilities and the operating results of all subsidiaries operating outside the U.S. Balance sheet amounts for these subsidiaries are as of November 30, 1998 and November 30, 1997. The operating results for the international subsidiaries are for the twelve-month periods ending on those dates, except as follows. Coulter Corporation ("Coulter") was acquired October 31, 1997 and its results are included subsequent to that date. However, in order to be consistent with the way the Company reports its international results, the reporting of Coulter's international results of operations has been lagged by one month in 1998. Therefore, the results of 1998 include only January through November sales and expenses for Coulter operations outside the United States. The exclusion of one month's results for Coulter international subsidiaries was not significant.

Use of Estimates

     In preparing the financial statements conforming to Generally Accepted Accounting Principles ("GAAP"), we have made estimates and assumptions that affect the following:

     - reported amounts of assets and liabilities at the date of the financial statements;
     - disclosure of contingent assets and liabilities at the date of the financial statements; and
     -    reported amounts of sales and expenses during the period.

Actual results could differ from those estimates.

Financial Instruments

     The carrying values of the Company's financial instruments approximate their fair value at December 31, 1998 and 1997. The market value of cash and cash equivalents, trade and other receivables, other current assets, investments, notes payable, accounts payable, and amounts included in other accrued expenses meeting the definition of a financial instrument are based upon management estimates. Market values of the Company's debt and derivative instruments are determined by quotes from financial institutions.

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

Derivatives

     We use derivative financial instruments to hedge only foreign currency and interest rate market exposures of underlying assets, liabilities and other obligations. Our policy is:

  - not to speculate in derivative instruments in order to profit from foreign currency exchange or interest rate fluctuations; and
  -    not to enter trades for which there are no underlying exposures.

    Instruments used as hedges must be effective at reducing the risk associated with the exposure being hedged and are designated as a hedge at the inception of the contract. Accordingly, changes in market values of hedge instruments are highly correlated with changes in market values of underlying hedged items both at the inception of the hedge and over the life of the hedge contract. See Note 9 "Derivatives" for accounting treatment of derivative financial instruments.

Stock-Based Compensation

     In 1996 we implemented Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). As permitted by SFAS 123, we continue to follow the guidance of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Consequently, compensation related to stock options is the difference between the grant price and the fair market value of the underlying common shares at the grant date. Generally, we issue options to employees with a grant price equal to the market value of our common stock on the grant date. Accordingly, we have recognized no compensation expense on our stock option plans. We also do not recognize compensation expense on stock issued to employees under our stock purchase plan, where the discount from the market value is not material. As required by SFAS 123, we disclose in Note 12 "Employee Benefits", the pro forma effect on earnings, as if compensation costs were recorded at the estimated fair value of the stock options granted.

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

Goodwill and Other Intangibles

     Goodwill represents the excess of the purchase price of acquired companies over the estimated fair value of the tangible and intangible net assets acquired. Goodwill is amortized on a straight-line basis over 40 years. Other intangibles consist primarily of patents, trademarks and customer base arising from business combinations. Intangibles are amortized on a straight-line basis over periods ranging from 15 to 30 years.

Accounting for Long-Lived Assets

     We adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("SFAS 121") in 1996. SFAS 121 establishes accounting standards for the impairment of long-lived assets to be reviewed whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. In addition, SFAS 121 requires that certain long-lived assets be reported at the lower of carrying value or the fair value less costs to sell.

Environmental Expenditures

     We accrue for environmental expenses resulting from existing conditions that relate to operations when the costs are probable and reasonable to estimate.

Revenue Recognition

     In general, revenue is recognized when a product is shipped. Credit is extended based upon the evaluation of the customer's financial condition and generally does not require collateral. When a customer enters into an operating-type lease agreement, revenue is recognized over the life of the lease. Under a sales-type lease agreement, revenue is recognized at the time of shipment with interest income recognized over the life of the lease. Service revenues are recognized ratably over the life of the service agreement or as service is performed, if not under contract.

Research and Development

     Research and development costs are charged to operations as incurred. In-process research and development is charged to operations in the period acquired.

Nonoperating Income and Expenses

     Our nonoperating income and expenses are generally comprised of five primary items: (i) interest expense, (ii) interest income, (iii) foreign exchange gains or losses, (iv) income (loss) from investments that are non-core or are accounted for as a minority interest and (v) other nonoperating gains or losses. Interest income typically includes income from sales-type leases and interest on cash equivalents and other investments. Foreign exchange gains or losses are primarily the result of our hedging activities (net of revaluation) and are recorded net of premiums paid. Other nonoperating gains and losses are most frequently the result of one-time items such as asset sales or other items.

Income Taxes

     We use the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Earnings (Loss) Per Share

     We adopted Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS 128") in 1997. SFAS 128 simplifies the computation of earnings per share ("EPS") previously required in Accounting Principles Board Opinion No. 15, "Earnings Per Share," ("APB 15") by replacing primary and fully diluted EPS with basic and diluted EPS. Under SFAS 128, basic EPS is calculated by dividing net earnings (loss) by the weighted-average common shares outstanding during the period. Diluted EPS reflects the potential dilution to basic EPS that could occur upon conversion or exercise of securities, options, or other such items, to common shares using the treasury stock method based upon the weighted-average fair value of our common shares during the period. Earnings per share amounts for 1996 have been restated in accordance with SFAS 128. See
Note 15 "Earnings (Loss) Per Share" for computation of EPS.

Comprehensive Income

     We adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130") in the first quarter of 1998. SFAS 130 establishes standards for the reporting and display of comprehensive income. Components of comprehensive income include net earnings (loss), foreign currency translation adjustments and changes in minimum pension liability. The adoption of SFAS 130 required additional disclosures but did not have a material effect on our financial position, results of operations or liquidity.

Recent Accounting Developments

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." The provisions of the statement require the recognition of all derivatives as either assets or liabilities in the Consolidated Balance Sheet and the measurement of those instruments at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. This statement is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. We are required to adopt the statement in the first quarter of the year 2000. We are studying the impact of this pronouncement on our financial statements. We have not yet determined the impact on our results of operations.

     In 1998, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use", which provides guidance concerning recognition and measurement of costs associated with developing or acquiring software for internal use. In 1998, the AICPA also issued Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities", which provides guidance concerning the costs of start-up activities. For accounting purposes start-up activities are defined as one-time activities related to opening a new facility, introducing a new product or service, conducting business in a new territory or with a new class of customer, initiating a new process in an existing facility, or commencing some new operation. Both pronouncements are effective for financial statements of years beginning after December 15, 1998, with earlier application encouraged. We do not believe that adoption of these pronouncements will have a material impact on our financial statements.

Reclassifications

     We made certain reclassifications to prior year amounts to conform to the current year presentation.


2. Composition of Certain Financial Statement Captions

                                          1998        1997
                                          ----        ----

Trade and other receivables
  Trade receivables                    $  488.9     $  488.5
  Other receivables                        50.2         30.0
  Current portion of lease receivables     21.8         23.5
  Less allowance for doubtful
   receivables                            (20.7)       (17.4)
                                       --------     --------
                                       $  540.2     $  524.6
                                       ========     ========
Inventories
  Finished products                    $  183.2     $  206.5
  Raw materials, parts and assemblies      95.1         99.1
  Work in process                          24.5         26.7
                                       --------     --------
                                       $  302.8     $  332.3
                                       ========     ========

2. Composition of Certain Financial Statement Captions (continuation from previous page)

                                          1998        1997
                                          ----        ----
  Property, plant and equipment, net
  Land                                 $   17.3   $   74.1
  Buildings                               142.7      240.2
  Machinery and equipment                 371.7      382.9
  Instruments subject to lease(a)         286.7      205.6
                                       --------   --------
                                          818.4      902.8
                                       --------   --------
Less accumulated depreciation
  Building, machinery and equipment      (330.7)    (365.4)
  Instruments subject to lease(a)        (178.3)    (126.5)
                                       --------   --------
                                       $  309.4   $  410.9
                                       ========   ========
Other accrued expenses
  Accrued restructuring costs          $   41.6   $   47.0
  Unrealized service income                68.1       63.8
  Insurance                                18.9       27.2
  Accrued warranty and
    installation costs                     16.4       18.6
  Severance and related costs              58.0      109.6
  Closure of offices and manufacturing
   facilities                               7.7       23.0
  Change in control payments               10.0       36.0
  Contractual obligations of Coulter        2.4      103.0
  Other                                   145.2      147.3
                                       --------   --------
                                       $  368.3   $  575.5
                                       ========   ========

(a) Includes instruments leased to customers under three- to five-year cancelable operating leases.


3.  Acquisitions

     We made no acquisitions in 1998. During 1997 and 1996, we made several acquisitions as discussed below, all of which were accounted for using the purchase method of accounting. The operating results of these acquired businesses have been included in the Consolidated Statements of Operations from the dates of acquisition.

     On October 31, 1997, we acquired all of the outstanding capital stock of Coulter Corporation for $850.2 million, net of Coulter's cash on hand of $24.8 million at the date of acquisition. Coulter is the leading manufacturer of in-vitro diagnostics systems for blood cell analysis. The purchase of Coulter was financed with the net proceeds from a new $1,300.0 million credit facility. See Note 7 "Debt Financing".

     As a result of the acquisition, we originally recorded $374.4 million in goodwill. Goodwill reflects the excess of the purchase price and purchase and assumed liabilities over the fair value of net identifiable assets and in-process research and development projects acquired. After the final entries for purchase accounting were made in the fourth quarter of 1998, we had reduced recorded goodwill by $35.7 million. This reflects changes in estimated purchase and assumed liabilities as well as changes in values of acquired assets upon receipt of the final valuation analyses. Other acquired intangibles amounted to $404.0 million, including $170.0 million attributable to the installed customer base acquired and $116.0 million of developed technology acquired. Acquired in-process research and development of $282.0 million was charged to expense in the fourth quarter of 1997 in accordance with GAAP. Purchase and assumed liabilities recorded in 1997 totaled approximately $303.1 million. These liabilities were reduced by a net $17.1 million as a result of the finalization of purchase accounting in 1998.

     Details of total purchase and assumed liabilities recorded and activity in these accounts through December 31, 1998 are as follows:

Balance at October 31, 1997         $303.1
                                    ======
1997 activity:
Personnel                            (14.6)
Cancellations & dealer
 penalties                            (2.6)
                                     -----
Total 1997 activity                  (17.2)
                                    ======
Balance at December 31,
1997:
Personnel                            195.4
Facility consolidations               14.0
Cancellations & dealer
 penalties                            11.8
Tax issues                            16.6
Other                                 48.1
                                     -----
Balance at December 31, 1997         285.9
                                     =====
1998 activity(1) :
Personnel                           (125.0)
Facility consolidations               (6.3)
Cancellations & dealer
 penalties                            (1.7)
Other                                (42.9)
                                     -----
Total 1998 activity                 (175.9)
                                     =====
Balance at December 31,
1998:
Personnel                             70.4
Facility consolidations                7.7
Cancellations & dealer
 penalties                            10.1
Tax issues                            16.6
Other                                  5.2
                                     ------
Balance at December 31, 1998         $110.0
                                     ======

 (1)1998 activity includes a reduction of $17.1 million, a result of the finalization of purchase accounting entries.

     As our 1997 financial statements only include two months of operations of Coulter, the following selected unaudited pro forma information is being provided to present a summary of the combined results of Beckman and Coulter as if the acquisition had occurred as of January 1, 1996, giving effect to purchase accounting adjustments. The unaudited pro forma data is for informational purposes only and may not necessarily reflect the results of operations of Beckman, had Coulter operated as part of the Company for the years ended December 31, 1997 and 1996.

                                   Pro Forma Years Ended
                            December 31, 1997 December 31, 1996
                            ----------------- -----------------
Sales                              $1,790.1   $ 1,722.6
Net earnings                       $    9.9   $    29.8
Basic earnings per share           $    0.36  $     1.06
Diluted earnings per share         $    0.34  $     1.03
                                   ---------  ----------

      The pro forma amounts reflect the results of operations for Beckman, Coulter and the following purchase accounting adjustments for the periods presented:

   - amortization of intangible assets and goodwill based on the purchase price allocation for each period presented;
   - amortization of debt financing fees and expenses over the term of the new credit facility;
   - the addition of interest expense on debt incurred to finance the acquisition offset by a reduction of historical interest expense as a result of the elimination of Coulter's debt;
   - additional cost of sales expense as a result of a step-up in the basis of inventory; and
   -    estimated income tax effect on the pro forma adjustments.

     The pro forma statements do not include the $282.0 million write-off of in-process research and development and the $59.4 million accrued restructuring costs, as they are non-recurring charges. These charges are included in the Consolidated Statements of Operations of the Company for 1997. The pro forma diluted net earnings per share is based on our weighted average number of common shares and dilutive common share equivalents during 1997 and 1996.

     In April 1997 we acquired the Access(R) immunoassay product line and related manufacturing facility from Sanofi. The acquisition also established an ongoing alliance in immunochemistry between our Company and Sanofi. The Access(R) product line, together with the earlier acquisition of Hybritech and our own immunochemistry/protein products, creates a major presence for us in the field of immunochemistry.

     In December 1996 we acquired the assets and assumed the liabilities of the laboratory robotics division of Sagian, Inc. of Indianapolis, Indiana. By combining Sagian's scheduling software and robotics with our own bio-robotics systems, we enhanced our ability to serve the pharmaceutical industry's need for high-throughput screening ("HTS") of candidate compounds for new drugs.

     In January 1996, we also acquired the assets and assumed the liabilities of Hybritech, a San Diego-based life sciences and diagnostic company. The acquisition expanded our ability to develop and manufacture high sensitivity immunoassays, including cancer tests.

     In May 1995, we initiated our acquisition of Genomyx Corporation of Foster City, California. Genomyx is a developer and manufacturer of advanced DNA sequencing products and complements our biotechnology business. The acquisition was completed on October 21, 1996.

     With the exception of Coulter, the purchase prices of the acquisitions and the effects on consolidated results of operations were not material to the Company individually or in the aggregate.

4. Provision for Restructuring Operations

1998 Restructuring:

     We recorded a restructuring charge of $19.1 million, $11.2 million after taxes, in the fourth quarter of 1998. This charge includes $13.3 million for personnel related and dealer termination costs. The work force reductions anticipated under this plan, total approximately 75 positions in Europe, Asia and North America in selling, general, administrative ("SG&A")
and technical functions and production related areas.   The $5.8 million
provided for facility consolidation and asset related write-offs includes $2.4 million for lease termination payments, and $3.4 million for the write-off of machinery, equipment and tooling associated with those functions to be consolidated. The liability is included in "Other Accrued Expenses."

                                              Facility
                                             consolida-
                                                tion
                                  Personnel   and asset
                                   & Other     related      Total
                                             write-offs
                                  ---------  ----------     -----
Provision
Consolidation of SG&A and
 technical functions              $ 10.1     $  -          $ 10.1
Changes in manufacturing
 operations                          3.2        5.8           9.0
                                  ------     ------        ------
Balance at December 31, 1998      $ 13.3     $  5.8        $ 19.1
                                  ======     ======        ======

Prior Restructurings:

     In the fourth quarter of 1997 we recorded a restructuring charge of $59.4 million, $36.4 million after taxes. This charge included $37.3 million for personnel related costs. The work force reductions anticipated under this plan, some of which occurred prior to the 1997 year-end totaled approximately 500 positions in Europe, Asia and North America in selling, general, administrative and technical functions and approximately 100 positions in production related areas. The $22.1 million provided for facility consolidation and asset related write-offs included $2.5 million for lease termination payments, $12.2 million for the write-off of machinery, equipment and tooling associated with those functions to be consolidated, and $7.4 million for exiting non-core investment activities.
At December 31, 1998, our remaining obligation related to the prior restructuring charges was $22.5 million, which is included in "Other
Accrued Expenses."

  The following table details the major components of the 1997 restructuring provision:

                                               Facility
                                              consolida-
                                                 tion
                                   Personnel   and asset
                                    & Other     related      Total
                                              write-offs
                                   ---------  ----------     -----
Provision
Consolidation of SG&A and
 technical functions                $ 34.3     $ 18.2       $ 52.5
Changes in manufacturing
 operations                            3.0        3.9          6.9
                                    ------     ------       ------
Total provision                       37.3       22.1         59.4
                                    ======     ======       ======
1997 activity
Consolidation of SG&A and
 technical functions                  (7.8)      (5.0)       (12.8)
Changes in manufacturing
 operations                             -          -            -
                                    ------     ------       ------
Total 1997 activity                   (7.8)      (5.0)       (12.8)
                                    ======     ======       ======
Balance at December 31, 1997
Consolidation of SG&A and
 technical functions                  26.5       13.2         39.7
Changes in manufacturing
 operations                            3.0        3.9          6.9
                                    ------     ------       ------
Balance at December 31, 1997          29.5       17.1         46.6
                                    ======     ======       ======
1998 Activity
Consolidation of SG&A and
 technical functions                 (13.7)      (9.3)       (23.0)
Changes in manufacturing
 operations                           (1.1)         -         (1.1)
                                    ------     ------       ------
Total 1998 activity                  (14.8)      (9.3)       (24.1)
                                    ======     ======       ======
Balance at December 31, 1998
Consolidation of SG&A and
 technical functions                  12.8        3.9         16.7
Changes in manufacturing
 operations                            1.9        3.9          5.8
                                    ------     ------       ------
Balance at December 31, 1998        $ 14.7      $ 7.8       $ 22.5
                                    ======     ======       ======

     In 1995, we also recorded a restructuring charge of approximately $27.7 million. This restructuring charge included costs for facility moves and transition costs, which were anticipated and directly associated with the 1993 restructuring plan but could not be recognized in establishment of the original restructuring reserve under generally accepted accounting principles. At December 31, 1997, our remaining obligation relating to this restructuring charge was $0.4 million, which was utilized in 1998.

5. Sale of Assets

     During 1998, we sold certain financial assets (primarily consisting of customer lease receivables) as part of our plan to reduce debt and provide funds for integration purposes. The net book value of financial assets sold was $67.7 million for which we received approximately $68.9 million in cash proceeds.

     In December 1997, we sold $34.2 million of Coulter's sales-type lease receivables, net of allowances, for cash proceeds of $35.7 million. Under the provisions of Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities" ("SFAS 125"), the 1998 and 1997 transactions were accounted for as sales and as a result the related receivables have been excluded from the accompanying Consolidated Balance Sheets. The sales are subject to certain recourse and servicing provisions and as such we have established reserves for these potential exposures.

     Also in December 1997, we entered into an agreement for the sale and leaseback of certain instruments, which are subject to various three- to five-year cancelable operating-type leases to customers. These instruments had a net book value of $37.0 million and were sold for cash proceeds of $39.6 million. The gain is being deferred and credited to income, as a rent expense adjustment over the lease term. Obligations under the operating lease agreements are included in Note 14 "Commitments and Contingencies".

6. Sale-leaseback of Real Estate

     On June 25, 1998, we sold our interest in four of our properties:
Brea, California; Palo Alto, California; Chaska, Minnesota; and Miami, Florida. At the same time, we entered into long-term ground leases for the California and Minnesota properties and Coulter entered into a long-term ground lease for the Miami property. At each of the properties (excluding Miami), we conduct administrative, research and development, and manufacturing activities. At the Miami property, we conduct administrative and research and development activities. We expect to continue the same type of activities at the properties as before the sale.

     The initial term of each of the leases is twenty years, with options to renew for up to an additional thirty years. As provided by the leases, we pay the rents in Japanese Yen. Annual rentals are approximately $17.9 million at current year-end rates. At the closing of the sale-leaseback transaction, we became guarantor of a currency swap agreement between our landlord and its banks to convert the Yen payments to U.S. dollars. As long as this swap agreement is in place, our obligation is to pay the rents in Yen. If this agreement ceases to exist, our obligation reverts to U.S. dollar payments. Coulter's rental payments are guaranteed by the Company. We expect to pay the rents as they come due out of cash generated by operations. Obligations under the operating lease agreements are included in
Note 14 "Commitments and Contingencies".

     The Palo Alto property is owned by Stanford University and we had leased it under a long-term ground lease. The Miami, Florida property was formerly owned by Coulter. The buyers of all of the properties are not affiliated with us.

     The aggregate proceeds from the sale of the four properties (paid in cash at closing) totaled $242.8 million before closing costs and transaction expenses. In accordance with the accounting rules for transactions in which a property is sold and immediately leased back from the buyer (sale-leaseback), we have postponed recognizing the gains from this transaction in our earnings and included it in "Other Liabilities". The gain is being spread over the initial lease term of twenty years.
The remaining unrecognized gain was $130.1 million at December 31, 1998.

      Proceeds  from  the above transaction were used primarily  to  reduce
outstanding  borrowings under the $1,300.0 million  credit  facility.   See
Note 7 "Debt Financing".

7.   Debt Financing

      Notes payable consists primarily of short-term bank borrowings by our subsidiaries outside the U.S. under local lines of credit. The bank borrowings are at rates, which approximate current market rates; therefore, the carrying value of the notes approximates the market value. At December 31, 1998 approximately $65.7 million of unused uncommitted short-term lines of credit were available to our subsidiaries outside the U.S. at various interest rates. Within the U.S., $16.8 million in unused committed short-term lines of credit at market rates were available. Compensating balances and commitment fees on these lines of credit are not material and there are no withdrawal restrictions.

Long-term debt consisted of the following at December 31:

                             Average Rate
                                  of
                               Interest       1998       1997
                               --------       ----       ----
Senior Notes, unsecured,
 due 2003                        7.10%     $ 160.0   $     -
Senior Notes, unsecured,
 due 2008                        7.45%       240.0         -
Credit Agreement -
  Term loan facility               -           -        400.0
Credit Agreement -
  Revolving credit facility      5.90%       430.0      600.0
Debentures                       7.05%       100.0      100.0
Other long-term debt             5.33%        76.1      101.2
                                 -----       -----      -----
                                           1,006.1    1,201.2
Less current maturities                       23.9       19.9
                                           -------    -------
Long-term debt, less current
  maturities                               $ 982.2   $1,181.3
                                           =======   ========

     In March 1998, we issued $160.0 million of 7.10% and $240.0 million of 7.45% unsecured Senior Notes due March 4, 2003 and 2008 (the "Senior Notes"), respectively. We used the net proceeds of $394.3 million to reduce borrowings and commitments under our Credit Agreement. Interest is payable semi-annually in March and September. Discount and issuance costs approximated $6.7 million which are being amortized to interest expense over the term of the Senior Notes. The Senior Notes may be redeemed in whole or in part, at our option at any time at a redemption price equal to the greater of:

  -    the principal amount of the Senior Notes; or
  - the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date on a semi-annual basis at a comparable treasury issue rate plus a margin of 0.25% for Senior Notes due 2003 and 0.375% for Senior Notes due 2008.

In connection with the issuance of the Senior Notes, certain of our subsidiaries (the "Guarantor Subsidiaries") guaranteed such notes. See Note 8 "Guarantor Subsidiaries".

     In October 1997, in conjunction with the acquisition of Coulter, we cancelled our $150.0 million credit agreement and entered into a new credit agreement (the "Credit Agreement") with a group of financial institutions. The Credit Agreement provides up to a maximum aggregate amount of $1,300.0 million through a $500.0 million senior unsecured term loan facility (the "Term Loan") and an $800.0 million senior unsecured revolving credit facility (the "Credit Facility"). Borrowings under the Credit Agreement generally bear interest at current market rates plus a margin based upon our senior unsecured debt rating or debt to earnings ratio, whichever is more favorable. We are, therefore, subject to fluctuations in such interest rates, which could cause our interest expense to increase or decrease in the future. As a result of the substantial indebtedness incurred in connection with the Coulter acquisition, our interest expense will be higher and will have a much greater proportionate impact on net earnings in comparison to pre-acquisition periods. We must also pay a quarterly facility fee of 0.25% per annum at December 31, 1998 on the average Credit Facility commitment. The Credit Agreement requires mandatory prepayment of the Term Loan and Credit Facility borrowings (and, to the extent provided, reductions in commitments) thereunder from excess cash flow (as defined in the Credit Agreement), and from proceeds of certain equity or debt offerings, asset sales and extraordinary receipts. The Credit Facility, which matures in October 2002, is not subject to any scheduled principal amortization. In addition, approximately $6.8 million of fees paid to enter the Credit Agreement are being amortized to interest expense over the term of the Credit Agreement. In March 1998, the Term Loan was paid using the proceeds from the issuance of the Senior Notes and, in June 1998, the Credit Facility was reduced using the proceeds obtained from the sale-leaseback of real estate. See Note 6 "Sale-leaseback of Real Estate". In conjunction with these reductions in debt, we reduced the Credit Agreement commitment from $1,300.0 million to $550.0 million by June 1998. As required by GAAP, the write-off of the fees paid to enter the Credit Agreement has been accelerated. The unamortized fees at December
31, 1998 are $2.3 million. As of December 31, 1998, the Company's remaining borrowing availability under the Credit Facility is $120.0 million.
Amounts not drawn under the Credit Facility will be available to meet future working capital and other business needs of the Company.

     In June 1996, we issued $100.0 million of debentures bearing an interest rate of 7.05% per annum due June 1, 2026. Interest is payable semi-annually in June and December. Discount and issuance costs of approximately $1.5 million are being amortized to interest expense over the term of the debentures. The debentures may be repaid on June 1, 2006 at the option of the holders of the debentures. In March 1998, the debenture agreement was amended to increase the June 1, 2006 redemption price to 103.9% of the principal amount, together with accrued interest to June 1, 2006. The debentures may be redeemed, in whole or in part, at our option at any time after June 1, 2006, at a redemption price equal to the greater of:

  -    the principal amount of the debentures; or
  - the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date on a semi-annual basis at a comparable treasury issue rate plus a margin of 0.1%.

     Other long-term debt at December 31, 1998 consists principally of $58.9 million of notes used to fund the operations of our international subsidiaries and notes given as partial consideration for an acquisition. Some of the notes issued by our international subsidiaries are secured by their assets. Notes used to fund our international subsidiaries amounted to $76.6 million at December 31, 1997. Capitalized leases of $17.2 million in 1998 and $24.6 million in 1997 are also included in other long-term debt.

     Certain of our borrowing agreements contain covenants that we must comply with, for example: minimum net worth, maximum capital expenditures, a debt to earnings ratio, a minimum interest coverage ratio and a maximum amount of debt incurrence. At December 31, 1998, the Company was in compliance with all such covenants.

     The aggregate maturities of long-term debt for the five years subsequent to December 31, 1998 are $23.9 million in 1999, $13.7 million in 2000, $8.6 million in 2001, $435.5 million in 2002, $173.7 million in 2003 and $350.7 million thereafter.

8.   Guarantor Subsidiaries

     We present below the supplemental condensed financial information of the Company, Guarantor Subsidiaries and Non-Guarantor Subsidiaries. Please note that in this footnote, we used the equity method of accounting for our investments in subsidiaries and the Guarantor Subsidiaries' investments in Non-Guarantor Subsidiaries. This supplemental financial information should be read in conjunction with the Consolidated Financial Statements.

                                          Non-
                                Guarantor Guarantor
                                Subsi-    Subsi-    Elimina-  Consoli-
                       Parent   diaries   diaries   tions     dated
                       ------   -------   -------   -------   --------
Condensed Consolidated
Balance Sheet
December 31, 1998

Assets:
  Cash and equivalents $   4.2  $  (0.1)   $  20.6  $   -     $  24.7
  Trade and
    other receivables    199.9     50.4      289.9      -        540.2
  Inventories            146.5     52.6      134.6     (30.9)    302.8
  Other current assets   149.0    396.4       86.7    (543.2)     88.9
                         -----    -----      -----     -----     -----
    Total current
     assets              499.6    499.3      531.8    (574.1)    956.6

  Property, plant and
   equipment, net        120.7     89.1      156.3     (56.7)    309.4
  Intangibles, net        33.0    384.8        1.3       -       419.1
  Goodwill, net           15.0    329.5       11.6       -       356.1
  Other long-term
    assets             1,357.1    176.0      253.2  (1,694.2)     92.1
                       -------   ------    -------  --------   -------
     Total assets     $2,025.4 $1,478.7    $ 954.2 $(2,325.0) $2,133.3

Liabilities:
  Notes payable and
   Current maturities
   of long-term debt  $   19.6 $    2.6    $ 112.9 $     -    $  135.1
  Accounts payable
   and
   Accrued expenses      219.5    199.7      103.8       -       523.0
  Other current
    Liabilities          176.0    323.9       83.2    (521.9)     61.2
                      --------   ------    -------   -------    ------
     Total current
      liabilities        415.1    526.2      299.9    (521.9)    719.3
  Long-term debt,
   less current
   maturities            950.8      0.8       30.6      -        982.2
  Other long-term
    Liabilities          532.6    279.6      214.4    (721.7)    304.9
                      --------   ------    -------   -------    ------
    Total liabilities  1,898.5    806.6      544.9  (1,243.6)  2,006.4
 Total stockholders'
  equity                 126.9    672.1      409.3  (1,081.4)    126.9
                       -------   ------    -------   -------    ------

 Total
  liabilities and
  Stockholders'
  equity              $2,025.4 $1,478.7    $ 954.2 $(2,325.0) $2,133.3
                      ======== ========    ======= ========== ========

                                          Non-
                                Guarantor Guarantor Elimina-  Consoli-
                       Parent   Subsi-    Subsi-    tions     dated
                                diaries   diaries
Condensed Consolidated
Balance Sheet
December 31, 1997
Assets:
  Cash and
   equivalents     $    13.9     $    7.3     $  11.9 $      -      $  33.1
  Marketable
   securities             -            -          0.4        -          0.4
  Trade and
   other
   receivables         131.7         95.4       297.5        -        524.6
  Inventories          127.8         98.7       136.5     (30.7)      332.3
  Other
   current
   assets              160.2        165.1        98.1    (337.1)       86.3
                       -----        -----        ----     -----       -----
    Total
    current
    assets             433.6        366.5       544.4    (367.8)      976.7

  Property, plant
   and equipment,
   net                 133.8        125.1       152.0       -         410.9
  Intangibles, net      28.5        401.5        14.9       -         444.9
  Goodwill, net          5.6        397.0         0.2       -         402.8
  Other long-term
   assets            1,112.4        208.0       196.5  (1,421.2)       95.7
                     -------        -----       -----   -------       -----
  Total assets      $1,713.9     $1,498.1      $908.0 $(1,789.0)   $2,331.0
                     =======      =======       =====   =======     =======
Liabilities:
  Notes payable
   and current
   maturities of
   long-term
   debt                $7.7          $7.3       $53.9     $ -         $68.9
  Accounts
   payable and
   accrued expenses   207.8         408.1       140.5       -         756.4
  Other current
   liabilities        114.0           2.7       126.0    (173.1)       69.6
                      -----         -----       -----     -----       -----
    Total current
     liabilities      329.5         418.1       320.4    (173.1)      894.9
  Long-term debt,
   less current
   maturities       1,122.9           4.6        53.8      -        1,181.3
  Other long-term
   liabilities        179.7         346.0       155.4    (508.1)      173.0
                      -----         -----       -----    ------     -------
    Total
     liabilities    1,632.1         768.7       529.6    (681.2)    2,249.2
 Total
  stockholders'
  equity               81.8         729.4       378.4  (1,107.8)       81.8
                     ------         -----       -----   -------     -------
Total liabilities
  and
  stockholders'
  equity           $1,713.9      $1,498.1      $908.0 $(1,789.0)   $2,331.0
                   ========      ========      ======  ========     =======

                                          Non-
                               Guarantor  Guarantor
                               Subsi-     Subsi-    Elimina-   Consoli-
                       Parent  diaries    diaries   tions      dated
                       ------  -------    -------   ------     -----

Condensed Consolidated
Statement of Operations
Year Ended December 31, 1998

Sales                  $609.2  $446.0     $1,156.3  $(493.3)   $1,718.2
Operating costs and
  expenses:
  Cost of sales         295.3   226.4        890.2   (491.3)      920.6
  Selling, general
   and
   administrative       181.4   114.5        196.4       -        492.3
  Research and
   development           96.2    71.2          4.0       -        171.4
  Restructuring charge   19.1     -             -        -         19.1
                         ----    ----         ----     -----      -----
Operating income         17.2    33.9         65.7     (2.0)      114.8
Nonoperating (income)
 expense                (36.1)  (19.1)        13.7     109.7       68.2
                         ----    ----         ----     -----      -----
Earnings (loss) before
  income taxes           53.3    53.0         52.0    (111.7)      46.6

Income taxes              4.6     6.6          1.9       -         13.1
                         ----    ----         ----     -----      -----
Net earnings(loss)     $ 48.7  $ 46.4       $ 50.1   $(111.7)   $  33.5

                                          Non-
                               Guarantor  Guarantor
                               Subsi-     Subsi-    Elimina-   Consoli-
                       Parent  diaries    diaries   tions      dated
                       ------  -------    -------   -------    -------
Condensed Consolidated
Statement of Operations
Year ended December 31, 1997

Sales                 $ 513.9  $ 150.9     $1,069.5  $(536.3)   $1,198.0
Operating costs and
  expenses:
  Cost of sales         214.2    106.3        798.5   (509.3)      609.7
  Selling, general and
   administrative       154.5     39.0        166.8      -         360.3
  Research and
   development           87.6     33.8          2.2      -         123.6
  In-process
   research
   and
   development           -       282.0          -        -         282.0
  Restructuring
    charge               59.4      -            -        -          59.4
                         ----    -----       ------    -----       -----
Operating income
 (loss)                  (1.8)  (310.2)       102.0     (27.0)    (237.0)
Nonoperating
 expense
 income                 233.2     (8.8)        (0.7)   (208.8)      14.9
                        -----     ----        -----    ------      -----
(Loss) earnings
 before income
 taxes                 (235.0)  (301.4)       102.7     181.8     (251.9)
Income taxes
 (benefit)                8.6      2.0          8.1      (6.2)      12.5
                        -----    -----        -----    ------      -----
Net (loss) earnings   $(243.6) $(303.4)       $94.6    $188.0   $ (264.4)

                                          Non-
                               Guarantor  Guarantor
                               Subsi-     Subsi-    Elimina-   Consoli-
                       Parent  diaries    diaries   tions      dated
                       ------  -------    -------   -------    -------
Condensed Consolidated
Statement of Operations
Year ended December 31, 1996

Sales                  $457.4  $112.8     $772.7    $(314.9)   $1,028.0
Operating costs and
  expenses:
  Cost of sales         184.9    33.7      569.3     (310.1)      477.8
  Selling, general
   and
   administrative       147.1    21.4      150.8         -        319.3
  Research and
   development           91.1    17.1        0.2         -        108.4
                       ------   -----     ------     ------     -------
Operating income         34.3    40.6       52.4       (4.8)      122.5
Nonoperating
 (income)
 expense                (64.9)   (1.8)       0.2       77.5        11.0
                       ------   -----     ------     ------     -------
Earnings (loss)
 before
 income
 taxes                   99.2    42.4       52.2      (82.3)      111.5
Income taxes             18.1     5.3       10.2        3.2        36.8
                       ------   -----     ------     ------     -------
Net earnings (loss)    $ 81.1   $37.1      $42.0     $(85.5)     $ 74.7
                       ======   =====     ======     ======     =======

                                          Non-
                               Guarantor  Guarantor
                               Subsi-     Subsi-    Elimina-   Consoli-
                       Parent  diaries    diaries   tions      dated
                       ------  -------    -------   --------   -------
Condensed Consolidated
Statement of Cash Flows
Year ended December 31, 1998

Net cash provided
 (used)
 by operating
 activities          $(23.2)   $(85.3)   $ 106.7   $  -        $ (1.8)
Cash flows from
 investing
 activities:
Additions to
 property,
 plant and
 equipment            (84.5)    (11.0)     (69.7)     -        (165.2)
Net disposals of
 property,
 plant and
 equipment              2.0        -        43.4      -          45.4
Sale of short-term
  investments            -         -         0.4      -           0.4
Proceeds from sale-
  leaseback of
  real estate         186.1        -         -      56.7        242.8
                      -----     -----      -----    ----        -----
Net cash provided
 (used)
 by investing
 activities           103.6    (11.0)     (25.9)    56.7        123.4

Cash flows from
financing
  activities:
Dividends to
 stockholders         (17.1)       -         -       -          (17.1)
Proceeds from
 issuance
 of stock              28.6        -         -       -           28.6
Notes payable
 borrowings            11.4        -       45.2      -           56.6
Net intercompany
 borrowings
 (reductions)          59.2     93.8      (96.3)    (56.7)         -
Long-term debt
 (reductions)
 borrowings          (172.2)    (4.9)     (21.0)     -         (198.1)
                      -----     ----       ----      -----      -----
Net cash (used)
 provided
 by financing
 activities           (90.1)    88.9      (72.1)    (56.7)     (130.0)
                      -----     ----       ----      -----      -----
(Decrease)
 increase in
 cash and
 equivalents           (9.7)    (7.4)       8.7      -           (8.4)
Cash and
 equivalents -
 beginning of
 year                  13.9      7.3       11.9      -           33.1
                      -----     ----       ----     ------      -----
Cash and
 equivalents -
 end of year          $ 4.2    $(0.1)    $ 20.6    $ -         $ 24.7


                                          Non-
                               Guarantor  Guarantor
                               Subsi-     Subsi-    Elimina-   Consoli-
                       Parent  diaries    diaries   tions      dated
                       ------  -------    -------   -------    -------
Condensed Consolidated
Statement of Cash Flows
Year ended December 31, 1997

Net cash
 provided
 (used)
 by operating
 activities            $  4.2    $ 35.9     $169.5   $ -       $ 137.8
Cash flows from
 investing
 activities:
Additions to
 property,
 plant and
 equipment              (65.9)    (11.6)     (23.4)   -         (100.9)
Net disposals of
 property,
 plant and
 equipment               12.0       5.4        1.0    -           18.4
Sale of
 short-term
 investments               -        7.7         -     -            7.7
Proceeds from sale-
 leaseback
 transactions            39.6        -          -     -           39.6
Investments and
 acquisitions          (893.9)       -          -     -         (893.9)
                        -----      ----       ----    ---        -----
Net cash (used)
 provided
 by investing
 activities            (908.2)      1.5      (22.4)   -         (929.1)
Cash flows from
 financing
 activities:
Dividends to
 stockholders           (16.6)       -          -     -          (16.6)
Proceeds from
 issuance
 of stock                23.1        -          -     -           23.1
Purchases of
 treasury
 stock                  (43.7)       -          -     -          (43.7)
Notes payable
 (reductions)
 borrowings              (3.5)       -        15.2    -           11.7
Net intercompany
 (reductions)
 borrowings             (39.8)     78.2      (38.4)   -             -
Long-term debt
 borrowings
 (reductions)            970.5    (39.1)    (115.3)   -           816.1
                         -----     ----      -----   -----       ------
Net cash (used)
 provided
 by
 financing
 activities              890.0     39.1     (138.5)   -           790.6

Effect of exchange
 rates
 on cash and
 equivalents              -         -         (0.8)   -           (0.8)
                         -----     ----      -----   -----       -----
(Decrease)
 increase in
 cash and
 equivalents             (14.0)    4.7         7.8    -           (1.5)
Cash and
 equivalents -
 beginning of year        27.9     2.6        4.1     -           34.6
                         -----    ----       ----    -----       -----
 Cash and
 equivalents -
 end of year            $ 13.9   $ 7.3     $ 11.9   $ -         $ 33.1
                        ======   =====     ======   ======      ======

                                          Non-
                               Guarantor  Guarantor
                               Subsi-     Subsi-    Elimina-   Consoli-
                       Parent  diaries    diaries   tions      dated
Condensed Consolidated
Statement of Cash Flows
Year ended December 31, 1996

Net cash
 provided
 (used)
 by operating
 activities             $186.5  $ 32.3     $ (79.7)  $   -     $ 139.1
Cash flows from
investing
 activities:
   Additions to
   property,
   plant and
   equipment             (44.1)  (9.7)      (56.7)       -      (110.5)
   Net disposals of
   property,
   plant and
   equipment              11.8    0.4         6.5        -        18.7
   Sale of short-term
    investments            0.2     -           -         -         0.2
   Investments and
    acquisition          (38.0)    -         15.0        -       (23.0)
                          ----    ----       ----      ----       ----
   Net cash (used)
    provided
    by investing
    activities           (70.1)  (9.3)      (35.2)       -      (114.6)
Cash flows from
  financing
  activities:
  Dividends to
   stockholders          (14.7)    -          -          -       (14.7)
   Proceeds from
   issuance
   of stock               21.5     -          -          -        21.5
   Purchases of
    treasury
    stock                (35.9)    -          -          -       (35.9)
   Notes payable
   (reductions)
   borrowings             (5.9)    -          3.5        -        (2.4)
   Net intercompany
   (reductions)
   borrowings            (61.9)  (39.6)     101.5        -          -
   Long-term debt
   borrowings
   (reductions)            8.0     0.3        7.0        -        15.3
                          ----    ----      -----       ----      ----
     Net cash
     (used)
     provided
     by financing
     activities          (88.9)  (39.3)     112.0        -       (16.2)
Effect of exchange
  rates
  on cash and              -        -         0.1        -         0.1
                          ----    ----      -----       ----      ----
Increase
 (decrease) in
  cash and
  equivalents             27.5   (16.3)     (2.8)        -         8.4
Cash and
 equivalents -
 beginning of year         0.4    18.9       6.9         -        26.2
                         -----    ----     -----        ----      ----
Cash and equivalents -
  end of year           $ 27.9  $  2.6     $ 4.1      $  -      $ 34.6


9.   Derivatives

      We manufacture our products principally in the United States, but we generate approximately half of our revenues from sales made outside the U.S. by our international subsidiaries. Sales generated by the international subsidiaries generally are denominated in the subsidiary's local currency, thereby exposing us to the risk of foreign currency fluctuations. Additionally, as a net borrower, we are exposed to the risk of fluctuating interest rates.

     Various foreign currency contracts are used to hedge firm commitments denominated in foreign currencies and to mitigate the impact of changes in foreign currency exchange rates on our operations. Foreign currency contracts used include forward contracts, purchased option contracts, and complex option contracts, consisting of purchased and sold options. The hedge instruments mature at various dates approximating the transaction dates. The table below summarizes the notional amounts of contracts afforded hedge accounting treatment at December 31:

                                   Notional Amount*
                                   1998       1997
                                   ----       ----
Forward Contracts                  $196.6     $66.9
Purchased Option Contracts         158.8      45.0
Complex Option Contracts           12.0       28.5


* Notional amounts represent the amounts of the items on which the contracts are based and not the actual amounts exchanged by the parties.

      When we use foreign currency contracts and the dollar strengthens against foreign currencies, the decline in the value of future foreign currency cash flows is partially offset by the recognition of gains in the value of the foreign currency contracts designated as hedges of the transactions. Conversely, when the dollar weakens, the increase in the value of future foreign currency cash flows is reduced by:

     -    the recognition of the net premium paid to acquire option contracts;
     - the recognition of any loss in the value of the forward contracts designated as hedges of the transactions; and
     -    the recognition of any loss on sold options.

Market value gains and losses and premiums on these contracts are recognized in "Other, net nonoperating expense" when the hedged transaction is recognized. The net premiums paid for purchased and complex options are reported in current assets.

      At December 31, 1998, we held no purchased foreign currency call option contracts. At December 31, 1997, we held purchased foreign currency call option contracts totaling $20.4 million, which did not qualify for hedge accounting treatment. The call options were purchased to create synthetic puts when combined with forward and complex option contracts, thereby cost effectively reducing the Company's risk. The purchased call options matured at various dates throughout 1998 with resulting gains recognized at maturity. Premiums paid for these contracts are recognized immediately in "Other, net nonoperating expense".

      We also use foreign currency swap contracts to hedge loans between subsidiaries. At December 31, 1998, we had foreign currency swap contracts totaling $138.8 million expiring at various dates through May 1999. At December 31, 1997, the Company had foreign currency swap contracts totaling $103.7 million. As monetary assets and liabilities are marked to market and recorded in earnings, foreign currency swap contracts designated as hedges of the monetary assets and liabilities are also marked to market with the resulting gains and losses similarly recognized in earnings. Gains and losses on foreign currency swap contracts are included in "Other, net nonoperating expense" and offset losses and gains on the hedged monetary assets and liabilities. The carrying value of foreign currency swap contracts is reported in current assets and current liabilities.

      We occasionally use foreign currency contracts to hedge the market risk of a subsidiary's net asset position. At December 31, 1998, we had $22.5 million foreign currency contracts related to net asset positions. At December 31, 1997, we had no foreign currency contracts related to net asset positions. Foreign currency contracts resulted in favorable foreign currency translation adjustments of $2.5 million and $1.5 million at December 31, 1998 and 1997, respectively. Market value gains and losses on foreign currency contracts used to hedge the market risk of a subsidiary's net asset position are recognized in "Accumulated Other Comprehensive Income" as translation gains and losses are reflected in the balance sheet. The foreign currency translation adjustments are only recognized in "Other, net nonoperating expense" upon liquidation of the subsidiary.

     We use interest rate contracts on certain borrowing transactions to hedge fluctuating interest rates. Interest rate contracts are intended to be an integral part of borrowing transactions and, therefore, are not recognized at fair value. Interest differentials paid or received under these contracts are recognized as adjustments to the effective yield of the underlying financial instruments hedged. Interest rate contracts would only be recognized at fair value if the hedged relationship were terminated. Gains or losses accumulated prior to termination of the hedged relationship are amortized as a yield adjustment over the shorter of the remaining life of the contract or the remaining period to maturity of the underlying instrument hedged. If the contract remained outstanding after termination of the hedged relationship, subsequent changes in market value of the contract would be recognized in "Interest expense".

     In March 1998, we entered into reverse interest rate swap contracts associated with the issuance of the $400.0 million Senior Notes. Specifically, we entered into $300.0 million in reverse interest rate swap agreements in which we receive an average fixed interest rate of 6.4% and pay an average floating interest rate (5.3% at December 31, 1998).

     In October 1997, we entered into $500.0 million in interest rate swap contracts associated with our $1,100.0 million in borrowing arising from the acquisition of Coulter. In July 1998, we terminated a $150.0 million interest rate swap agreement when the related Credit Facility debt was paid with proceeds from the sale-leaseback of real estate. The termination cost was $2.3 million. See Note 6 "Sale-leaseback of Real Estate". At December 31, 1998, we have $350.0 million in interest rate swap agreements in which we receive an average floating interest rate (5.2% at December 31, 1998) and pay an average fixed interest rate of 6.2%. The interest rate swaps are accounted for as hedges.

     In October 1997, we also entered into $400.0 million in treasury rate lock agreements to hedge the U.S. Treasury Note rate underlying an expected refinancing. In March 1998, in conjunction with the issuance of the $400.0 million Senior Notes, we paid $9.2 million to settle the treasury rate lock agreements.

     The counterparties to our foreign currency and interest rate swap contracts are major financial institutions. Our company is exposed to credit risk in the event of non-performance of these counterparties, which event we believe is remote. Nevertheless, we monitor our counterparty credit risk and utilize netting agreements and internal policies to mitigate this risk. The disclosed derivatives are indicative of the volume and types of instruments used throughout the year after giving consideration to the increase in volume arising from the acquisition of Coulter. The market value of all derivative instruments amounted to an unrecognized loss of $22.0 million and $8.0 million at December 31, 1998, and 1997, respectively.


10.  Income Taxes

  The components of earnings (loss) before income taxes were:

                               1998        1997        1996
                               ----        ----        ----

U.S.                        $10.2       $(304.5)    $  42.5
Non-U.S.                     36.4          52.6        69.0
                            -----       -------     -------
                            $46.6       $(251.9)    $ 111.5
                            =====       =======     =======

The provision (benefit) for income taxes consisted of the following:

                               1998        1997        1996
                               ----        ----        ----

Current
  U.S. federal              $   4.0     $   5.2     $   9.6
  Non-U.S.                      9.1         5.3        12.4
  U.S. state and
   Puerto Rico                 (1.1)        3.5         4.0
                               ----        ----        ----
Total current                  12.0        14.0        26.0

Deferred
  U.S. federal                  8.2         0.7         9.0
  Non-U.S.                     (7.1)       (2.2)        1.8
                               ----        ----        ----
Total deferred, net             1.1        (1.5)       10.8
                               ----        ----        ----
Total                       $  13.1     $  12.5     $  36.8
                               ====        ====        ====

     The reconciliation of the U.S. federal statutory tax rate to the consolidated effective tax rate is as follows:

                               1998        1997        1996
                               ----        ----        ----

Statutory tax rate            35.0%       (35.0)%     35.0%
In-process research and
  development                   -          39.2        -
State taxes, net of U.S.
 tax
 benefit                       0.4          0.1        0.4
Ireland and Puerto Rico
 income                      (21.1)        (2.0)      (6.8)
Goodwill                      14.1          0.2        -
Non-U.S. taxes                (0.2)         0.9        5.0
Foreign income taxed in
 the U.S., net of
 credits                       9.0          1.4       (2.8)
Other                         (9.1)         0.2        2.2
                              ----         ----       ----
Effective tax rate            28.1%         5.0%      33.0%
                              ====         ====       ====

     Certain income of subsidiaries operating in Puerto Rico and Ireland is taxed at substantially lower income tax rates than the U.S. federal statutory tax rate. The lower rates reduced expected income taxes by approximately $6.9 million in 1998, $5.1 million in 1997, and $7.6 million in 1996. Since April 1990, earnings from manufacturing operations in Ireland are subject to a 10% tax. The lower Puerto Rico income tax rate expires in July 2003; however, the impending closure of the Puerto Rico facility (as part of our restructuring plans) will shorten the period of benefit.

     The components of the provision (benefit) for deferred income taxes are:

                               1998        1997        1996
                               ----        ----        ----
Restructuring costs          $  2.6     $  (15.7)   $   3.0
Compensation                   22.1         18.7        -
Inventory                      (2.0)        (4.0)       -
Net operating loss
 carryforward                 (16.6)        (2.6)       -
International transactions     (7.1)         2.2        1.3
Intangibles                    (5.7)          -         -
Accelerated depreciation        -           (0.4)      (0.5)
Accrued expenses               16.6         (4.2)       3.3
Pension costs                  (3.5)         8.9        6.9
Post-employment/retirement
 benefits                      (0.7)        (1.7)      (1.7)
Other                          (4.6)        (2.7)      (1.5)
                             ------      -------    -------
   Total                     $  1.1      $  (1.5)   $  10.8
                             ======      =======    =======

Net operating loss carryforwards expire at varying dates through 2018. The tax effect of temporary differences which give rise to significant portions of deferred tax assets and liabilities consists of the following at December 31:

                                           1998        1997
                                           ----        ----
Deferred tax assets
 Inventories                            $   12.5    $   9.8
 Capitalized expenses                        0.8        0.7
 International                              35.4       22.7
 Tax credits (primarily R&D)                29.4       38.4
 Purchase and assumed liabilities
  (see Note 3)                              64.0       87.4
 Accrued expenses                           61.6       43.9
 Restructuring costs                        14.6       16.3
 Environmental costs                         3.1        4.8
 Post-employment/retirement benefits        42.5       38.6
 Other                                      12.5       30.5
                                           -----      -----
                                           276.4      293.1
Less: Valuation allowance                  (59.2)     (59.2)
                                           -----      -----
Total deferred tax assets                  217.2      233.9

Deferred tax liabilities
    Depreciation                            1.3         1.8
    Pension costs                           3.7         9.9
    Intangible assets                     134.8       140.4
    Fixed assets                           17.5        17.5
    Leases                                  8.6         9.9
    Deferred service contracts              1.8         3.2
    International transactions              7.9         6.4
    Other                                  23.9        32.1
                                          -----       -----
Total deferred tax liabilities            199.5       221.2
                                          -----       -----
Net deferred tax asset                  $  17.7     $  12.7
                                          =====       =====

     Based upon our historical pretax earnings, adjusted for significant items such as non-recurring charges, our management believes it is more likely than not that we will realize the benefit of the existing net deferred tax asset at December 31, 1998. We believe the existing net deductible temporary differences will reverse during periods in which we generate net taxable income. Certain tax planning or other strategies will be implemented, if necessary, to supplement income from operations to fully realize recorded tax benefits.

     At each December 31, 1998 and 1997 we recorded a valuation allowance of $59.2 million, for certain deductible temporary differences for which it is more likely than not that we will not receive future benefits. The change in the valuation allowance was $16.8 million and $27.9 million for 1998 and 1997, respectively. The change in the valuation allowance was primarily due to the acquisition of Coulter.

     Non-U.S. withholding taxes and U.S. taxes have not been provided on approximately $182.2 million of unremitted earnings of certain non-U.S. subsidiaries because such earnings are or will be reinvested in operations or will be offset by credits for foreign income taxes paid.

11.  Stockholders' Equity

     We had been authorized, through 1998, to acquire our common stock to meet the needs of our existing stock-related employee benefit plans. Under this program, we repurchased 1.0 million shares of our common stock during 1997. We elected to discontinue this stock repurchase program in connection with the Coulter acquisition, since the Credit Facility generally prohibits market repurchase of the Company's stock. Therefore, in 1998, we did not repurchase any shares under this program. Treasury shares have been, and are expected to continue to be, reissued to satisfy our obligations under existing stock-related employee benefit plans.

     In January 1993 we created the Benefit Equity Fund ("BEF"), a trust for pre-funding future stock-related obligations of employee benefit plans. The BEF does not change these plans or the amounts of stock expected to be issued for these plans. The BEF is funded by existing shares in treasury as well as from additional shares the Company purchases on the open market over time. While shares in the BEF are not considered outstanding for the calculation of earnings per share, the participants of the Employee Stock Purchase Plan exercise the related voting rights. At December 31, 1998,
0.7 million shares remain in treasury of which 0.2 million are held by the BEF.

12.  Employee Benefits

Incentive Compensation Plans

     In 1988, we adopted an Incentive Compensation Plan for our officers and key employees, which provided for stock-based incentive awards based upon several factors including Company performance. This plan expired on December 31, 1990, but options outstanding on that date were not affected by such termination. Pursuant to this plan, we granted options to purchase approximately 0.8 million shares, with an expiration date of ten years from the date of grant.

     We have also adopted the Incentive Compensation Plan of 1990 ("1990 Plan"). This 1990 Plan reserved shares of our common stock for grants of options and restricted stock.

     In 1998, we adopted the 1998 Incentive Compensation Plan ("1998 Plan"), which replaced the 1990 Plan. An initial 2.0 million shares have been reserved under the 1998 Plan. Granted options typically vest over three years and expire ten years from the date of grant. Each year, commencing January 1, 1999, the number of shares available under the plan will increase by 1.5% of the number of common stock issued and outstanding as of the prior December 31. As of January 1, 1999, 2.4 million shares remain available for grant under this plan.

     The following is a summary of the option activity, including weighted average option information (in thousands, except per option information):

                      1998               1997               1996
                         Weighted          Weighted             Weighted
                         Average            Average             Average
                         Exercise          Exercise             Exercise
                        Price Per          Price Per           Price Per
               Options    Option   Options  Option    Options    Option
               -------    ------   -------  ------    -------    ------
Outstanding
at beginning
of year          2,895  $28.60        2,672 $26.03    2,634     $ 22.83

Granted          703    $42.56        536   $40.49    447       $ 40.72

Exercised       (322)   $24.19       (302)  $26.77    (372)     $ 19.97

Canceled         (34)   $38.93       (11)   $33.38    (37)      $ 37.12
Outstanding
at end of        3,242  $32.40        2,895 $28.60     2,672    $ 26.03
year


                           Weighted                             Weighted
                            Average     Weighted                Average
   Range of    Outstanding Exercise     Average    Exercisable  Exercise
   Exercise    at December   Price     Remaining   at December Price Per
    Price       31, 1998      Per     Contractual    31, 1998    Option
                            Option        Life         (a)
                                        (Years)
  $11.47 to    125         $16.50         1.1      125          $16.50
    $17.21
  $17.21 to    661         $20.51         3.1      661          $20.51
    $22.95
  $22.95 to    531         $26.42         4.7      531          $26.42
    $28.69
  $28.69 to    342         $29.25         5.6      342          $29.25
    $34.42
  $34.42 to    450         $39.51         7.2      200          $39.44
    $40.16
  $40.16 to    1,055       $41.29         7.4      426          $41.09
    $45.90
  $45.90 to    42          $48.59         7.7      8            $48.19
    $51.64
  $51.64 to    36          $55.96         9.5      20           $57.38
    $57.38
               3,242                               2,313

     (a) Options exercisable at December 31, 1997 and 1996 (in thousands) were 2,034 and 1,911, respectively.

     The following represents pro forma information as if the Company recorded compensation cost using the fair value of the issued compensation instrument under SFAS 123 (the results may not be indicative of the actual effect on net earnings in future years):

                                1998          1997         1996
                                ----          ----         ----
  Net earnings (loss) as
    reported                   $ 33.5         $(264.4)     $74.7
   Assumed stock compensation
    cost,
    net of tax                   (6.2)           (5.7)      (2.6)
                                -----           -----       ----
   Pro forma net
    earnings (loss)            $ 27.3         $(270.1)     $72.1

   Diluted earnings (loss)
    per share as reported      $ 1.14         $ (9.58)     $2.58
   Pro forma diluted earnings
    (loss) per share           $ 0.93         $ (9.79)     $2.49


     We use the Black-Scholes valuation model for estimating the fair value of the compensation instruments. The following represents the estimated fair value of options granted and the assumptions used for calculation:

                                  1998          1997         1996
                                  ----          ----         ----
   Weighted average
    estimated
    fair value per option
    granted                   $  16.66      $  15.73     $  14.56
   Average exercise price
    per option granted        $  42.56      $  40.49     $  40.72
   Stock volatility              33.0%         22.0%        18.0%
   Risk-free interest rate        4.7%          5.9%         6.7%
   Option term - years            6.7          10.0         10.0
   Stock dividend yield           1.4%          1.4%         1.5%

Stock Purchase Plan

      Our stock purchase plan allows all U.S. employees and employees of certain subsidiaries outside the U.S. to purchase the Company's common stock at favorable prices and favorable terms. Employee purchases are settled at six-month intervals as of June 30 and December 31. The difference between the purchase price and fair value is not material. Employees purchased 0.2 million shares during 1998 and 1.3 million shares remain available for use in the plan at December 31, 1998.

Stock Appreciation Rights

      In 1998 we awarded stock appreciation rights to certain employees of our international subsidiaries. These rights vest over three years. Compensation expense for these rights are based on changes between the grant price and the fair market value of the rights.

Post-employment Benefits

      Effective January 1, 1994 the Company adopted Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Post-employment Benefits" ("SFAS 112"). This statement required the Company to recognize an obligation for post-employment benefits provided to former or inactive employees, their beneficiaries and covered dependents after employment but before retirement. Additional accruals for post-employment benefits, subsequent to adopting SFAS 112, was approximately $1.7 million in 1998, $0.9 million in 1997 and $0.8 million in 1996. The increase in 1998 is primarily attributable to the addition of former or inactive Coulter employees to the plan and changes in plan assumptions.

13.  Retirement Benefits

  In February 1998, FASB issued Statement of Financial Accounting Standards No. 132, "Employers Disclosures about Pensions and other Post-retirement Benefits," ("SFAS 132"). This statement amends portions of Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions, Statement of Financial Accounting Standards No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits" and Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions" to revise the disclosure requirements of these statements. We have adopted SFAS 132 beginning with this annual report.

Defined Benefit Pension Plans

      We provide pension benefits covering the majority of our employees. Consolidated pension expense was $15.5 million in 1998, $11.3 million in 1997, and $18.3 million in 1996.

     Pension benefits for Beckman Coulter's domestic employees are based on age, years of service and compensation rates. Our funding policy is to provide currently for accumulated benefits, subject to federal regulations. Assets of the plans consist principally of government fixed income securities and corporate stocks and bonds.

      Certain of our international subsidiaries have separate pension plan arrangements, which include both funded and unfunded plans. Unfunded foreign pension obligations are recorded as a liability on our consolidated balance sheets. Pension expense for international plans was $6.6 million in 1998, $4.9 million in 1997, and $4.0 million in 1996.

Healthcare and Life Insurance Benefits

      We presently provide certain healthcare and life insurance benefits for retired U.S. employees and their dependents. Eligibility for the plan and participant cost sharing is dependent upon the participant's age at retirement, years of service and retirement date.
     The following represents required disclosures regarding benefit obligations and plan assets of the Pension and Post-Retirement Plans determined by independent actuarial valuations:

                                                     Post-
                                   Pension Plans  Retirement
                                                     Plans
                                    1998   1997    1998   1997*
                                    ----   ----    ----   ----
Change in benefit obligation:
Benefit obligation at beginning
 of year                          $407.9  $359.1  $77.0  $46.7
Service cost                        11.9    9.9     2.5    1.2
Interest cost                       27.8   26.6     5.3    3.4
Actuarial loss (gain)               46.7   32.1    11.8   (0.2)
Benefits paid                      (20.5) (19.8)   (4.7)  (3.6)
Plan participant contribution        -       -      1.3    1.0
Amendments                           -       -       -    (1.2)
Acquisitions                         -       -     (2.0)  29.7
                                   -----   ----    ----   ----
Benefits obligation
  at end of year                  $473.8 $407.9   $91.2  $77.0

Change in plan assets:

Fair value of plan assets at
  beginning of year               $408.9 $331.2   $  -   $ -
Employer contribution                0.4   30.5     3.5    2.6
Plan participant contribution       -       -       1.2    1.0
Actual return on plan assets        73.8   67.0      -     -
Benefits paid                      (20.5) (19.8)   (4.7)  (3.6)
                                   -----   ----    ----   ----
Fair value of plan assets
  at end of year                  $462.6 $408.9   $  -   $ -

Funded status                     $(11.2)$  1.0   $(91.2)$(77.0)
Unrecognized net actuarial
 loss (gain)                        20.3   15.2     (4.6) (16.9)
Unrecognized net obligation at
 transition                          0.9    1.4      -      -
Unrecognized prior service cost      5.5    6.4     (1.0)  (1.1)
                                    ----   ----     ----   ----
Prepaid (accrued) benefit cost     $15.5 $ 24.0   $(96.8)$(95.0)

Amounts recognized in the balance
 sheets
 consist of:
Prepaid benefit cost               $15.5 $24.0    $(96.8)$(95.0)
Accrued benefit liability           (0.4)   -       -      -
Intangible asset                     0.4    -       -      -
Net amount recognized              $15.5 $24.0    $(96.8)$(95.0)

* Costs, actuarial loss and benefits paid represent 2 months in 1997 for Coulter.

The total benefit obligation for unfunded pension plans included in the above table was $10.4 million and $9.8 million in 1998 and 1997, respectively.

     Coulter has provided for a non-qualified executive retirement plan. Information regarding this plan is not included in the tables above. The unfunded benefit obligation was $3.1 million at December 31, 1998 and $2.8 million at December 31, 1997. The pension expense related to this plan was $0.6 million in 1998 and $0.1 million for the two months ended December 31, 1997.
     The following table lists the components of the net periodic benefit cost of the plans and the weighted-average assumptions as of December 31 for the periods indicated:

                              Pension Plans       Post-Retirement
                                                       Plans
                            1998   1997     1996     1998   1997*  1996
                            ----   ----     ----     ----   ----   ----
Service cost               $11.9   $9.9    $10.8     $2.5   $1.2   $1.4
Interest cost               27.8   26.6     25.7      5.3    3.4    3.3
Expected return on plan
 assets                    (34.2) (31.7)   (27.2)      -      -      -
Amortization                 3.4    1.5      5.0     (0.7)  (1.3)  (0.5)
                            ----   ----     ----     ----   ----   ----
Net periodic benefit cost  $ 8.9   $6.3    $14.3     $7.1   $3.3   $4.2

Discount rate                6.3%   7.0%     7.8%     6.3%   7.0%   7.8%
Expected return on plan
 assets                      9.8%   9.8%     9.8%      -       -     -
Rate of compensation
 increase                    4.3%   4.3%     4.3%      -       -     -

Healthcare cost trend rate    -      -        -       8.0%     -     -
Decreasing to ultimate
 rate by
 the year 2004                -      -        -       5.5%     -     -
Decreasing to ultimate
 rate by
 the year 2005                -      -        -       5.5%     -     -
Calculation of obligation,
  excluding Coulter:
Healthcare cost trend rate    -      -        -        -      8.0%   8.0%
Decreasing to ultimate
 rate by
 the year 2004                -      -        -        -      5.5%   5.5%
Calculation of Coulter
 obligation:
Healthcare cost trend rate    -      -        -        -      7.0%     -
Decreasing to ultimate
 rate by the year 2002        -      -        -        -      5.0%     -

* Costs, expected return and amortization paid represent 2 months in 1997 for Coulter.

     An assumed 1% increase in the healthcare cost trend rate for each year would have resulted in an increase in the net periodic pension cost by $1.4 million in 1998, $0.7 million in 1997, and $0.9 million in 1996, and in the accumulated post-retirement benefit obligation by $13.7 million in 1998 and $10.9 million in 1997.

    The ongoing post-retirement plan has been recently amended to provide for the inclusion of Coulter employees and to conform benefit provisions. Employees outside the U.S. generally receive similar benefits from government-sponsored plans.

Defined Contribution Pension Plans

    We have defined contribution plans available to our domestic employees. Under the plans, eligible employees may contribute a portion of their compensation. Employer contributions are primarily based on a percentage of employee contributions. However certain plans provide for additional contributions based on the age and salary levels of employees. We contributed $14.9 million in 1998, $6.8 million in 1997, and $4.5 million in 1996. Employees generally become fully vested with respect to employer contributions after three to five years of qualifying service as defined by each plan.


14.  Commitments and Contingencies

Environmental Matters

      We are subject to federal, state, local and foreign environmental laws and regulations. Although we continue to make expenditures for environmental protection, we do not anticipate any significant expenditure in order to comply with such laws and regulations, which would have a material impact on our operations, financial position, or liquidity. We believe that our operations comply in all material respects with applicable federal, state, local and foreign environmental laws and regulations.

     To address contingent environmental costs, we establish reserves when the costs are probable and can be reasonably estimated. We believe, based on current information and regulatory requirements (and taking third party indemnities into consideration), the reserves established for environmental expenditures are adequate. Based on current knowledge, to the extent that additional costs may be incurred that exceed the reserves, the amounts are not expected to have a material adverse effect on our operations, financial position, or liquidity, although no assurance can be given in this regard.

     In 1983, we discovered organic chemicals in the groundwater near a waste storage pond at our manufacturing facility in Porterville, California. Soil and groundwater remediation have been underway at the site since 1983. In 1989, the U.S. Environmental Protection Agency issued a final Record of Decision specifying the soil and groundwater remediation activities to be conducted at the site. We have completed substantially all of the required work. SmithKline Beckman, our former controlling stockholder, agreed to indemnify us with respect to this matter for any costs incurred in excess of applicable insurance, eliminating any impact on our results of operations, financial position, or liquidity. SmithKline Beecham p.l.c., the surviving entity of the 1989 merger between SmithKline Beckman and Beecham, assumed the obligation of SmithKline Beckman in this respect.

     In 1987, soil and groundwater contamination was discovered on property in Irvine, California (the "property") formerly owned by us. In 1988 The Prudential Insurance Company of America ("Prudential"), which purchased the property from us, filed suit against us in U.S. District Court in California for recovery of costs and other alleged damages with respect to the soil and groundwater contamination. In 1990 we entered into an agreement with Prudential for settlement of the lawsuit and for sharing current and future costs of investigation, remediation and other claims.

      Soil and groundwater remediation of the property has been in process since 1988. During 1994 the County agency overseeing the site soil remediation formally acknowledged completion of remediation of a major portion of the soil, although there remain other areas of soil contamination that may require further remediation. In July 1997 the California Regional Water Quality Control Board, the agency overseeing the site groundwater remediation, issued a closure letter for the upper water-bearing unit. The Company and Prudential continued to operate a groundwater treatment system throughout 1998 and expect to continue its operation in 1999.

      Investigations on the property are continuing. During 1998, two additional areas of soil requiring remediation were identified. Work on one area was completed in 1998. Work on the second area should be completed during 1999. We can give no assurance that further investigation will not reveal additional contamination or result in additional costs. We believe that additional remediation costs, if any, beyond those already provided for the contamination discovered by the current investigation will not have a material adverse effect on our results of operations, financial position, or liquidity.

Litigation

      We are involved in a number of lawsuits, which we consider ordinary and routine in view of our size and the nature of our business. We do not believe that any ultimate liability resulting from any such lawsuits will have a material adverse effect on our results of operations, financial position, or liquidity. However, we do not give any assurance to the ultimate outcome with respect to such lawsuits. The resolution of such lawsuits could be material to our operating results for any particular period, depending upon the level of income for such period. Also, see environmental discussion above.

Lease Commitments

     We lease certain facilities, equipment and automobiles. Certain of the leases provide for payment of taxes, insurance and other charges by the lessee. Rent expense was $59.8 million in 1998, $35.4 million in 1997, and $32.9 million in 1996.

      As of December 31, 1998, minimum annual rentals payable under non-cancelable operating leases aggregate $457.7 million, which is payable $52.8 million in 1999, $46.7 million in 2000, $40.0 million in 2001, $29.2 million in 2002, $21.4 million in 2003 and $267.6 million thereafter.

Other

      Under our dividend policy, we pay a regular quarterly dividend to our stockholders, which amounted to $17.1 million in 1998 and $16.6 million in 1997. In February of 1999, the Board of Directors declared a quarterly dividend of $0.16 per share, which approximates $4.6 million in total. This dividend is payable March 11, 1999 to stockholders of record on February 19, 1999. The Credit Facility restricts (but does not prohibit) our ability to pay dividends.

15.  Earnings (Loss) Per Share

      In accordance with SFAS 128, the following is a reconciliation of the numerators and denominators of the basic and diluted EPS computations.

Year Ended December 31, 1998

                              Income      Shares        Per-Share
                            (Numerator)  (Denominator)   Amount
Basic EPS
Net earnings                   $ 33.5        28.0        $ 1.19

Effect of dilutive stock
 options                          -           1.3         (0.05)
                                 ----        ----          ----
Diluted EPS
Net earnings                   $ 33.5        29.3        $ 1.14
                               ======        ====        ======

Year Ended December 31, 1997

                              Income      Shares         Per-Share
                            (Numerator)  (Denominator)     Amount
Basic EPS
Net loss                    $ (264.4)       27.6        $ (9.58)

Effect of dilutive stock
 options                          -          -              -
                              ------        ----           -----
Diluted EPS (1)
Net loss                    $ (264.4)       27.6        $ (9.58)

(1)Under GAAP, as we were in a net loss position in 1997, 1.0 common share equivalents were not used to compute diluted loss per share, as the effect was antidilutive.

Year Ended December 31, 1996

                              Income      Shares         Per-Share
                            (Numerator)  (Denominator)     Amount
Basic EPS
Net earnings                $  74.7           28.0        $ 2.66

Effect of dilutive stock
 options                        -              0.9         (0.08)
                             ------          -----          ----
Diluted EPS
Net earnings                $  74.7           28.9        $ 2.58
                             ======          =====          ====

16.  Business Segment Information

      We adopted Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information"("SFAS 131"), beginning with this annual report. SFAS 131 requires segments to be determined and reported based on how management measures performance and makes decisions about allocating resources.

      We are engaged primarily in the design, manufacture and sale of laboratory instrument systems and related products. Our organization has two reportable segments: (1) clinical diagnostics and (2) life science research. The clinical diagnostics segment encompasses diagnostic applications, principally in hospital laboratories. The life science research segment includes life sciences and drug discovery applications in universities, medical schools, and pharmaceutical and biotechnology companies. All corporate activities including financing transactions are captured in a central services "Center", which is reflected in the tables below. We evaluate performance based on profit or loss from operations. Although primarily operating in the same industry, reportable segments are managed separately, since each business requires different marketing strategies and has different customers.

For the years Ended           1998        1997        1996
December 31,
Net sales
  Clinical diagnostics        $ 1,342.5   $  815.2    $   652.0
  Life science research           375.7      382.8        376.0
  Center                            -           -           -
                                -------      -----        -----
     Consolidated               1,718.2    1,198.0      1,028.0
Operating income (loss)
  Clinical diagnostics            172.6     (149.3)       141.2
  Life science research            44.0       39.3         50.9
  Center (a)                     (101.8)    (127.0)       (69.6)
                                -------      -----        -----
      Consolidated (a)            114.8     (237.0)       122.5
Interest income
  Clinical diagnostics             (9.8)      (2.7)        (2.0)
  Life science research              -           -           -
  Center                           (3.6)      (3.4)        (3.8)
                                -------      -----        -----
      Consolidated                (13.4)      (6.1)        (5.8)
Interest expense
  Clinical diagnostics               -          -           -
  Life science research              -          -           -
  Center                           87.8        29.4        18.1
                                -------      ------       -----
      Consolidated                 87.8        29.4        18.1
Total assets
  Clinical diagnostics           1,519.2     1,923.1       415.1
  Life science research           199.2       161.1       161.6
  Center                          414.9       246.8       383.4
                                -------      ------       -----
      Consolidated             $2,133.3    $2,331.0     $ 960.1

Geographic areas

Sales to external
 customers
 United States --
 domestic                      $  892.2    $  612.0    $  512.1
  United States -- export          75.9        60.8        36.0
  Europe                          462.3       333.7       316.7
  Asia and other areas            287.8       191.5       163.2
                                -------      ------       -----
 Consolidated                  $1,718.2    $1,198.0    $1,028.0
Long-lived assets
  United States                $  808.8    $1,051.2    $  149.5
  Europe                          273.2       215.3       128.2
  Asia and other areas             94.6        87.8        52.1
                                -------     -------      ------
 Consolidated                  $1,176.6    $1,354.3    $  329.8

  (a) Includes restructuring charges of $19.1 million in 1998 and $59.4 million in 1997. We did not incur restructuring charges in 1996.


17.  Supplementary Information

Allowance for Doubtful Accounts

                 Balance      Additions                         Balance
                   at        Charged to                         at End
                Beginning     Cost and     Deduc-     Other     of
                of Period     Expenses     tions                Period
                ---------     --------     -----      -----     ------
December 31,     $ 17.4       $  8.3(a)    $5.0(b)    $  -      $ 20.7
1998
December 31,        9.6          2.4(a)     3.5(b)     9.4(d)     17.4
1997                                        0.5(c)
December 31,       9.1           2.2(a)     1.1(b)       -         9.6
1996                                        0.6(c)

(a)  Provision charged to earnings.
(b)  Accounts written-off.
(c)  Adjustments from translating at current exchange rates.
(d)  Allowance acquired as part of the Coulter acquisition.



QUARTERLY INFORMATION (Unaudited)
Tabular dollar amounts in millions, except amounts per share

          First        Second        Third         Fourth        Full Year
          Quarter      Quarter       Quarter       Quarter
       1998   1997   1998   1997   1998   1997   1998   1997   1998     1997

Sales  $399.4 $231.9 $434.7 $270.6 $400.8 $271.6 $483.3 $423.9 $1,718.2 $1,198.0

Cost
of
sales   229.8  109.6  236.5  130.7  207.0  132.1  247.3  237.3    920.6    609.7

Gross
profit  169.6  122.3  198.2  139.9  193.8  139.5  236.0  186.6    797.6    588.3

Selling,
general
and
adminis-
trative 119.7   74.8  123.6   79.7  120.2   82.9  128.8  122.9    492.3    360.3

Research
and
develop-
ment     41.6   24.0   42.2   28.6   41.2   27.7   46.4   43.3    171.4    123.6

In-
process
research
and
develop-
ment      -      -      -       -     -       -      -   282.0      -      282.0

Restruc-
turing
charge    -      -      -       -     -       -    19.1   59.4     19.1    59.4

Operating
income
(loss)    8.3    23.5   32.4   31.6   32.4  28.9   41.7 (321.0)   114.8  (237.0)

(Loss)
earnings
before
income
taxes   (12.4) 22.3   14.0   29.7   20.4  27.7   24.6   (331.6)    46.6  (251.9)

Net
(loss)
earn-
ings   $(8.4)  $15.6  $9.5  $20.8  $13.9 $19.4  $18.5  $(320.2)   $33.5 $(264.4)

Basic
(loss)
earnings
per
share  $(0.30) $0.56  $0.34 $0.75  $0.49 $0.71  $0.65  $(11.63)   $1.19 $(9.58)

Diluted
(loss)
earnings
per
share  $(0.30) $0.54  $0.32 $0.72  $0.47 $0.68  $0.63  $(11.63)  $1.14  $(9.58)

Dividends
per
share  $0.15   $0.15  $0.15 $0.15  $0.15 $0.15  $0.16  $0.15     $0.61  $0.60

Stock
price -
High
$60 7/16$44 3/8$59 7/16$49 3/16$63 5/8$52 5/16$54 1/4$44 1/2$63 5/8$52 5/16

Stock
price -
Low
$41     $37 7/8$50 13/16$40 3/8$50    $39 3/4 $46 1/4$37 3/8$41     $37 3/8

Bar Chart:  Stock Price By Quarter 1998
Quarter          1st         2nd          3rd        4th

High             60 7/16     59 7/16      63 5/8     54 1/4
Low              41          50 13/16     50         46 1/4

Bar Chart:  Stock Price By Quarter 1997

Quarter          1st        2nd          3rd         4th

High             44 3/8     49 3/16      52 5/16     44 1/2
Low              37 7/8     40 3/8       39 3/4      37 3/8


Bar Chart:  Sales By Quarter 1998 (millions)

Quarter          1st        2nd          3rd          4th
Sales            $399.4     $434.7       $400.8       $483.3


Bar Chart:  Sales By Quarter 1997 (millions)

Quarter          1st        2nd          3rd          4th
Sales            $231.9     $270.6       $271.6       $423.9

REPORT BY MANAGEMENT

     The consolidated financial statements and related information for the years ended December 31, 1998, 1997, and 1996 were prepared by management in accordance with GAAP. Financial data included in other sections of this Annual Report are consistent with that in the consolidated financial statements.

     Management maintains a system of internal accounting controls, which is designed to provide reasonable assurance, at appropriate costs, that its financial and related records fairly reflect transactions, that proper accountability for assets exists, and that established policies and procedures are followed. A professional staff of internal auditors reviews compliance with corporate policies. Among these policies is an ethics policy, which requires employees to maintain high standards in conducting the Company's affairs, and requires management level employees to submit certificates of compliance annually. Management continually monitors the system of internal accounting controls for compliance and believes the system is appropriate to accomplish its objectives.

     Our independent auditors examine our consolidated financial statements in accordance with generally accepted auditing standards. Their report expresses an independent opinion on the fairness of our reported operating results and financial position. In performing this audit, the auditors consider the internal control structure and perform such other tests and auditing procedures as they deem necessary.

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

JOHN P. WAREHAM                              D.K. WILSON

John P. Wareham                              Dennis K. Wilson
Chairman, President and                      Vice President, Finance
Chief Executive Officer                      and Chief Financial Officer

KPMG
Center Tower Drive
Costa Mesa, CA 92626



                  INDEPENDENT AUDITORS' REPORT

To the Stockholders and Board of Directors
Beckman Coulter, Inc.:

We have audited the accompanying consolidated balance sheets of Beckman Coulter, Inc. and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respsects, the financial position of Beckman Coulter, Inc. and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1998 in conformity with generally accepted accounting principles.



KPMG LLP

Orange County, California
January 22, 1999