Form 10-K, Exhibit 13
period 1999-12-31
BECKMAN COULTER INC
filed 2000-03-06
CIK 840467

BECKMAN COULTER 1999 ANNUAL REPORT

                                                                      EXHIBIT 13



                                WORDS ON NUMBERS
                                 Section of our
                          Annual Report to Stockholders
                               For the Year Ended
                                December 31, 1999


                                TABLE OF CONTENTS

    Selected Financial Information
    Financial Review
    Management's Discussion and Analysis
    Consolidated Balance Sheets
    Consolidated Statements of Operations
    Consolidated Statements of Stockholders' Equity
    Consolidated Statements of Cash Flows
    Notes to Consolidated Financial Statements
    Quarterly Information
    Report by Management
    Independent Auditors' Report
    Other Information

    Bar Chart: Income from Operations* (millions)

    Year                       1995      1996      1997      1998      1999
    Income from Operations    $110.8    $122.5    $104.4    $133.9    $216.3

    Bar Chart:   EBITDA* (millions)

    Year                       1995      1996      1997      1998      1999
    EBITDA                    $192.6    $217.4    $228.0    $305.9    $372.0

    *Excludes pre-tax special charges in 1995, 1997, 1998 and 1999.

    Bar Chart:  Dividends Paid Per Share of Common Stock

    Year                       1995      1996      1997      1998      1999
    Dividends Paid
    ($ Per Share)             $ 0.44    $ 0.52    $ 0.60    $ 0.61    $ 0.64

SELECTED FINANCIAL INFORMATION
Dollars in millions, except amounts per share

Years Ended December 31,                         1999         1998          1997          1996         1995
                                               ---------------------------------------------------------------
Summary of Operations
 Sales                                         $ 1,808.7    $ 1,718.2     $ 1,198.0     $ 1,028.0    $   930.1

 Operating income before special
  charges(1)                                   $   216.3    $   133.9     $   104.4     $   122.5    $   110.8

 Earnings before special and non-
  recurring charges, after taxes               $   105.9    $    44.7     $    54.0     $    74.7    $    66.1

 Special charges:
 In-process research and
  development                                         --           --        (282.0)           --           --
 Restructure credit (charge), net of
  tax                                                0.1        (11.2)        (36.4)           --        (17.2)
--------------------------------------------------------------------------------------------------------------

 Net earnings (loss)                           $   106.0    $    33.5     $  (264.4)    $    74.7    $    48.9
==============================================================================================================

Diluted earnings per
 share before special charges                  $    3.57    $    1.52     $    1.88     $    2.58    $    2.29
Diluted earnings (loss) per share              $    3.57    $    1.14     $   (9.58)    $    2.58    $    1.70
Dividends paid per share of
  common stock                                 $    0.64    $    0.61     $    0.60     $    0.52    $    0.44
Shares outstanding (millions)                       29.0         28.4          27.6          28.0         28.3
Weighted average common shares and
  dilutive common share equivalents
  (millions)(2)                                     29.7         29.3          27.6          28.9         28.8

Other Information
 Total assets                                  $ 2,110.8    $ 2,133.3     $ 2,331.0     $   960.1    $   907.8
 Long-term debt, less current
  maturities                                   $   980.7    $   982.2     $ 1,181.3     $   176.6    $   162.7
 Working capital                               $   390.5    $   237.3     $    81.8     $   300.1    $   282.1
 EBIT before special charges(1)(3)             $   228.3    $   153.5     $   118.9     $   129.6    $   113.5
 Depreciation and amortization
  expense                                      $   143.7    $   152.4     $   109.1     $    87.8    $    79.1
 EBITDA before special charges(1)(3)           $   372.0    $   305.9     $   228.0     $   217.4    $   192.6
 EBITDA(3)                                     $   372.2    $   286.8     $  (113.4)    $   217.4    $   164.9
 Debt to EBITDA before special
  charges(1) (3)                                     2.8          3.7           5.5           0.9          0.9
 Capital expenditures                          $   134.9    $   165.2     $   100.9     $   110.5    $   103.2
 Number of employees at December 31,               9,520       10,064        11,171         6,079        5,702

(1) Excludes pre-tax special charges. Special charges include: 1) restructure (credits) charges of $(0.2), $19.1, $59.4, and $27.7 in 1999, 1998, 1997, and 1995, respectively, and 2) a one time write-off of $282.0 of acquired in-process research and development relating to the Coulter acquisition in 1997. Including these special charges, the Company reported operating income (loss) of $216.5, $114.8, ($237.0), and $83.1 in 1999, 1998, 1997, and 1995 respectively. The Company did not incur any special charges in 1996.

(2) Under Generally Accepted Accounting Principles ("GAAP"), as the Company was in a net loss position in 1997, 1.0 million common share equivalents were not used to compute diluted loss per share, as the effect was antidilutive.

(3) EBIT is earnings before interest expense and taxes; EBITDA is EBIT before depreciation and amortization expense.

                                FINANCIAL REVIEW

Dollars in millions, except amounts per share

RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, the results of operations as a percentage of sales and on a comparative basis:

                                                                                                            1999          1998
Years ended                             % of                      % of                       % of         Compared      Compared
 December 31,              1999         Sales         1998        Sales         1997         Sales       to 1998(2)    to 1997(2)
Sales:
  Clinical
   diagnostics           $ 1,418.2         78.4    $ 1,342.5         78.1    $   815.2          68.0     $    75.7     $   527.3
  Life science
   research                  390.5         21.6        375.7         21.9        382.8          32.0          14.8          (7.1)
                         ---------    ---------    ---------    ---------    ---------     ---------     ---------     ---------
Total sales              $ 1,808.7        100.0    $ 1,718.2        100.0    $ 1,198.0         100.0     $    90.5     $   520.2
Cost of sales                942.1         52.1        920.6         53.6        609.7          50.9          21.5         310.9
Gross profit                 866.6         47.9        797.6         46.4        588.3          49.1          69.0         209.3
Selling, general
 & administrative            476.9         26.4        492.3         28.7        360.3          30.1         (15.4)        132.0
Research &
 development                 173.4          9.5        171.4         10.0        123.6          10.3           2.0          47.8
                         ---------    ---------    ---------    ---------    ---------     ---------     ---------     ---------
Operating
 income(1)                   216.3         12.0        133.9          7.8        104.4           8.7          82.4          29.5
Net nonoperating
 expense                      61.8          3.4         68.2          4.0         14.9           1.2          (6.4)         53.3
                         ---------    ---------    ---------    ---------    ---------     ---------     ---------     ---------
Earnings before
 income taxes(1)             154.5          8.6         65.7          3.8         89.5           7.5          88.8         (23.8)
Income tax
 provision (1)                48.6          2.7         21.0          1.2         35.5           3.0          27.6         (14.5)
                         ---------    ---------    ---------    ---------    ---------     ---------     ---------     ---------
Earnings before
 special charges,
 after taxes(1)          $   105.9          5.9    $    44.7          2.6    $    54.0           4.5     $    61.2     $    (9.3)
Net earnings (loss)      $   106.0          5.9    $    33.5          1.9    $  (264.4)        (22.1)    $    72.5     $   297.9
                         ---------    ---------    ---------    ---------    ---------     ---------     ---------     ---------
Diluted earnings per
 share before
 special charges         $    3.57                 $    1.52                 $    1.88                   $    2.05     $   (0.36)
Diluted earnings
  (loss)per share        $    3.57                 $    1.14                 $   (9.58)                  $    2.43     $   10.72
Dividends paid per
share of common stock    $    0.64                 $    0.61                 $    0.60                   $    0.03     $    0.01
                         ---------                 ---------                 ---------                   ---------     ---------

(1) Amounts exclude special charges. Special charges include: l) restructure (credits) charges of $(0.2), (0.01)% of sales in 1999; $19.1, 1.1% of sales in 1998; and $59.4, 5.0% of sales in 1997, and 2) a one time write-off of $282.0, 23.5% of sales, of acquired in-process research and development relating to the Coulter acquisition in 1997. Including these special charges: 1) operating income (loss) was $216.5, 12.0% of sales in 1999; $114.8, 6.7% of sales in 1998;
and $(237.0), (19.8%) of sales in 1997, and 2) earnings

(loss) before income taxes was $154.7, 8.6% of sales in 1999; $46.6, 2.7% of sales in 1998; and $(251.9), (21.0%) of sales in 1997.

(2) Parentheses indicate decreases from the comparative period.

Bar Chart:  SG&A as a % of Sales

Year                    1997            1998             1999
SG&A (% of Sales)       30.1            28.7             26.4

Bar Chart:  R&D Expenses Before Write-off of In-Process R&D (millions)

Year                    1997            1998          1999
R&D Expenses           $123.6          $171.4         $173.4

MANAGEMENT'S DISCUSSION AND ANALYSIS


        The following review should be read in conjunction with the consolidated financial statements and related notes included on pages 30 through 57. Historical results and percentage relationships are not necessarily indicative of operating results for any future periods.

OVERVIEW

        Beckman Coulter, Inc. is a world leader in providing systems that simplify and automate laboratory processes used in all phases of the battle against disease. We design, manufacture, market and service a broad range of laboratory systems consisting of instruments, chemistries, software, and supplies that meet a variety of laboratory needs. Our products are used in a range of applications, from instruments used for pioneering medical research and drug discovery to diagnostic tools found in hospitals and physicians' offices. We compete in market segments that total approximately $27 billion in annual sales worldwide.

        Our diagnostics product lines cover virtually all blood tests routinely performed in hospital laboratories. For medical and pharmaceutical research, we provide a wide range of systems used in genomic, cellular and protein testing. We have approximately 125,000 systems operating in laboratories around the world, with 68% of annual revenues coming from after-market customer purchases of operating supplies, chemistry kits, and service. We market our products in approximately 130 countries, generating nearly 45% of revenues outside the United States.

        Our strategy is to maintain our position as a leading provider of laboratory systems. On October 31, 1997, we achieved a significant milestone in accomplishing this strategy when we acquired Coulter Corporation ("Coulter"). Through this acquisition we added Coulter's leading market position in hematology and number two position in flow cytometry to our existing market position.

        The next milestone in our global strategy -- offering our customers a single sales source, a single sales contact and a single organization for service to meet nearly all of their diagnostic needs for routine blood testing -- came to fruition in 1999. As a result of this strategy, in 1999, we signed four "Power of One" collaboration agreements with large group purchasing organizations covering our entire product line.

We also achieved the following significant milestones in 1999:

- Realized record sales volume of $1.8 billion as well as a record 12% operating margin.

- Launched three key products - the Coulter(R) HmX Hematology System, Fragment Analysis on the CEQ(TM) 2000 DNA Analysis System, and the Avanti(R) J High Capacity Centrifuge.

- Entered into an alliance with Instrumentation Laboratory for an expanded bilateral distribution agreement covering North America and Spain, an example of our strategy to leverage our global infrastructure with additional product lines.

        The success of our integration programs has allowed us to achieve our profitability targets, while our combined clinical diagnostics portfolio is providing important sales synergy and increased sales in a competitive market. However, we do not guarantee the extent to which we will continue to realize the benefits of the integration, or the timing of any such realization.

1. Acquisition Activities

        The primary focus of our acquisition strategy has been to broaden our product offerings. The following table lists our recent acquisitions:

COMPANY                              PRODUCT/TECHNOLOGY ACQUIRED       ACQUISITION DATE
-------                              ---------------------------       ----------------
Coulter Corporation                  Hematology & flow cytometry         October 1997
Sanofi Diagnostics Pasteur           Access(R) Immunoassay product line  April 1997
 ("Sanofi")*
Sagian, Inc. ("Sagian")**            High-throughput screening &         December 1996
                                        Robotics technology
Genomyx, Inc.                        DNA sequencing technology           October 1996
Hybritech Incorporated               Immunoassays & cancer               January 1996
("Hybritech")                         Diagnostics

* Only the Access(R) Immunoassay product line of Sanofi was acquired. ** Only the Laboratory Robotics Division of Sagian was acquired.

On October 31, 1997, we acquired all of the outstanding capital stock of Coulter for $850.2 million, net of Coulter's cash on hand of $24.8 million at the acquisition date. Coulter is the leading manufacturer of in vitro diagnostic systems for blood cell analysis. We discussed the details of this transaction and the accounting effects in our annual report for 1997. This acquisition and the related financing caused a substantial increase in interest expense, amortization of intangible assets and goodwill and various other adjustments resulting from purchase accounting. A complete discussion of our acquisition activities related to Coulter is provided in Note 3 "Acquisitions" of the Notes to Consolidated Financial Statements. In April 1998, our stockholders approved the change of our name to Beckman Coulter, Inc.

2. Events Impacting Comparability

Operating Periods Reported:

        Our financial statements include the assets and liabilities and the operating results of subsidiaries operating outside the U.S. and Canada. Balance sheet amounts for these subsidiaries are as of November 30. The operating results for these subsidiaries are for twelve-month periods ending on November 30, except as follows: Coulter was acquired October 31, 1997 and its results are included subsequent to that date. However, in order to be consistent with the way we have historically reported our international results, the reporting of Coulter's international results of operations were lagged by one month in 1998. Therefore, the results for the year 1998 include only January through November sales and expenses for Coulter subsidiaries outside the United States and Canada. The exclusion of one month's results in 1998 for Coulter international subsidiaries was not significant.

Acquired Research and Development:

        In 1997, the results of operations included a $282.0 million charge for purchased in-process research and development. This charge was a direct result of the acquisition of Coulter and was related to projects which have economic value but could not be capitalized under Generally Accepted Accounting Principles ("GAAP").

Goodwill and Intangible Assets:

        As a result of the Coulter acquisition in 1997, we recorded $404.0 million as the fair market value of patents, trademarks and other intangibles ("Intangible assets") and $374.4 million as the excess of purchase price and purchase and assumed liabilities over the fair market value of identifiable net assets and in-process research and development projects acquired ("Goodwill"). Upon finalization of purchase accounting in the fourth quarter of 1998, certain adjustments were made to the values of assets and liabilities recorded, which resulted in a reduction of recorded Goodwill in the amount of $35.7 million. Intangible assets are amortized using the straight-line method over their expected useful lives, ranging from 15 to 30 years. Goodwill is amortized on a straight-line basis over 40 years. See further discussion in Note 3 "Acquisitions" of the Notes to Consolidated Financial Statements.

Restructure Charges:

        As a result of further additions to the plans initiated in 1997 for company reorganization, in the fourth quarter of 1998, we recorded a restructure charge of $19.1 million. This charge was in addition to the $59.4 million restructure charge recorded in 1997.

        In the fourth quarter of 1999, we recorded a restructure charge of $4.3 million related to additional reorganization activities. This charge was offset by the reversal of $4.5 million of excess restructure reserves from the 1998 and 1997 charges, resulting in a net restructure credit of $(0.2) million. On an after-tax basis, the restructure (credits) charges were $(0.1) million with no impact on earnings per share in 1999, $11.2 million or $0.38 per share in 1998, and $36.4 million or $1.32 per share in 1997. A more detailed discussion of the restructure charges is provided in Note 4 "Provision for Restructuring Operations" of the Notes to Consolidated Financial Statements.

Sale-leaseback of Real Estate:

        During the second quarter of 1998, we sold our interest in properties located in Brea, California; Palo Alto, California; Chaska, Minnesota; and Miami, Florida and leased them back from the buyers. The aggregate proceeds from the sale of the four properties totaled $242.8 million before closing costs and transaction expenses. We used the cash from this sale primarily to reduce the debt incurred in financing the acquisition of Coulter. Refer to the detailed discussion of these transactions under Note 6 "Sale-leaseback of Real Estate" of the Notes to Consolidated Financial Statements.

Sale of Assets:

        During 1999, we sold certain financial assets (consisting of customer lease receivables) as part of our plan to reduce debt and provide funds for integration purposes. The net book value of financial assets sold was $72.4 million for which we received approximately $74.0 million in cash proceeds. In 1998, we sold similar assets with a net book value of $67.7 million for cash proceeds of $68.9 million.

        In 1999 and 1998, as a result of our Coulter integration activities, we made progress in reducing excess facilities outside the United States, which added $3.9 million and $3.0 million, respectively, to non-operating income.

        In December 1997, we entered into an agreement for the sale and leaseback of certain instruments, which are subject to three to five year cancelable operating-type leases to customers. These instruments had a net book value of $37.0 million and were sold for cash proceeds of $39.6 million. The gain is being deferred and credited to income as an adjustment to rent expense over the lease term. Obligations under operating lease agreement are included in
Note 14 "Commitments and Contingencies" of the Notes to Consolidated Financial Statements.

Tax Aspects:

     We do not expect that we will have to pay federal income taxes for our consolidated U.S. federal income tax group for 1999 primarily as a result of the tax loss carry forwards attributable mainly to expenses related to the acquisition of Coulter. These expenses include the Coulter bonus sharing plan payments, interest on indebtedness and certain other expenses incurred in connection with the Coulter acquisition. The balance of the deferred income tax liability of $129.6 million, which is related to the Coulter intangible assets acquired, will continue to be reduced as the intangible assets are amortized, since such amortization is not deductible for income tax purposes.

3. Results of Operations

1999 Compared with 1998:

        Sales in 1999 were $1,808.7 million, an increase of 5.3% (5.0% excluding the effect of foreign currency rate changes) compared to $1,718.2 million reported in 1998. In 1999, clinical diagnostics sales were $1,418.2 million and life science research sales were $390.5 million, an increase of 5.6% and 3.9%, respectively, compared to $1,342.5 million and $375.7 million, respectively, in 1998. Sales (in millions) in the various geographical segments of our market were as follows:

                                             1999       % INCREASE        1998
                                           --------     ----------      --------
      North America                        $1,003.9           6.1%      $  945.8
      Europe                               $  516.6           3.4%      $  499.8
      Asia and
       Rest of World                       $  288.2           5.7%      $  272.6
                                           --------      --------       --------
          Total                            $1,808.7           5.3%      $1,718.2
                                           --------      --------       --------

        In North America, sales increased due to synergies from the integration of the Beckman and Coulter organizations, as a result of our global strategy. In addition to giving the company the scale for profitability, the Coulter acquisition has allowed Beckman Coulter to offer a broad spectrum of product offerings to clinical diagnostics laboratories, covering nearly all routine blood tests. Placements of the combined Beckman Coulter clinical chemistry, immunodiagnostics and cellular analysis instrument systems contributed to the increase in clinical diagnostics sales. In the life science research business, our robotic automation and genetic analysis products were the primary contributors to our sales growth over the prior year, driven by biotechnology and pharmaceutical company purchases of SAGIAN(TM) Core Systems for high-throughput screening of candidate drug compounds and the newly introduced sequencing and fragment analysis on the CEQ(TM) 2000 DNA Analysis Systems.

        European sales growth was dampened by continued softness in the German market. The increase in sales in Asia and Rest of World markets was the result of a stronger economy in the Asia Pacific region, led primarily by Japan during the second half of 1999, where placements of cellular analysis systems and life science research products increased compared to 1998.

        Gross profit as a percentage of sales in 1999 was 47.9%, 1.5 percentage points higher than the prior year. The increase in gross profit percentage was due to synergies from the integration of the Beckman and Coulter organizations, partially offset by increased service costs related to Year 2000 issues during the second half of 1999.

        Selling, general and administrative ("SG&A") expenses declined $15.4 million to $476.9 million or 26.4% of sales in 1999 from $492.3 million or 28.7% of sales in the prior year. The decline in SG&A expenses both in absolute dollars and as a percentage of sales in 1999 compared to the prior year was due to continued progress with our integration activities.

        In accordance with our integration plans, we continue to move the manufacturing of certain products from our manufacturing operations in Germany and the United States to Ireland. We expect the additional expenses associated with these moves to be offset by tax savings, which will result from manufacturing in a lower tax rate jurisdiction, and future consolidation savings. In addition to the tax savings, the move will expand our manufacturing and technical knowledge base for these products in Ireland, as well as accommodate future Far East volume requirements for the same products with minimal incremental expenditure. As part of our integration efforts, we intend to continue to look for and implement further opportunistic changes in 2000 and beyond.

        Net earnings for 1999 were $106.0 million or $3.57 per diluted share compared to $33.5 million or $1.14 per diluted share ($44.7 million or $1.52 per diluted share before restructure charge) in 1998. The increase in net earnings was primarily due to the various reasons discussed previously. A decrease in interest expense of $14.0 million or 16.0% from 1998 to 1999, primarily due to a lower average debt balance, also contributed to the increase in net earnings. Interest income declined $5.6 million or 41.8% from 1998 to 1999 as a result of the sale of customer lease receivables see "Sale of Assets" discussed previously.


1998 Compared with 1997:

        Sales for 1998 were $1,718.2 million, an increase of 43.4% over the $1,198.0 million reported in 1997. The increase in sales was primarily attributable to the inclusion in 1998 of a full year of sales from the Coulter operations compared to two months in 1997. In 1998 as in 1997, international sales accounted for approximately half of total sales. Foreign exchange rates negatively impacted sales growth by about 3.0 percentage points. Despite continued market-driven pricing pressures and adverse currency fluctuations, our core businesses remained strong.

        Gross profit in 1998 was 46.4% of sales, 2.7 percentage points lower than the 1997 level of 49.1%. Unfavorable foreign currency fluctuations, lower margins for Coulter products and competitive pricing pressures contributed to the decline in gross profit percentage. Additionally, both the 1998 and 1997 gross profit included increased cost of sales for inventory recorded at fair value as part of the Coulter acquisition. Although gross profit for 1998 declined in comparison to 1997, gross profit in each quarter of 1998 showed a positive trend increasing from 42.5% in the first quarter to 48.8% in the fourth quarter.

        SG&A expenses at 28.7% of sales were 1.4 percentage points lower than the 1997 level of 30.1%. Research and development ("R&D") expenses were 10.0% as compared to 10.3% of sales in 1997. SG&A and R&D expenses were lower in 1998 compared to 1997 as a percentage of sales, primarily due to the implementation of integration activities. SG&A expenses included goodwill and intangible amortization expenses arising out of the Coulter acquisition of $24.7 million or 1.4% of sales in 1998 compared to $4.3 million or 0.3% of sales in 1997.

        As a result, operating income before pretax special charges was $133.9 million or 7.8% of sales in 1998, compared with $104.4 million and 8.7% in 1997. Both 1998 and 1997 operating income before pretax special charges included increased cost of sales for inventory recorded at fair value and on-going goodwill and intangible amortization expenses arising out of the Coulter acquisition. Without these items, the operating margin would have been 9.6% in 1998 compared to 10.0% in 1997.

        As integration work progressed during 1998, acquisition-related costs were lower than anticipated at the end of 1997, while plans to restructure pre-acquisition Beckman operations were expanded. The final purchase accounting entries resulted in a one-time reduction of $35.7 million in goodwill while a $19.1 million charge was recorded in the fourth quarter to reflect the updated restructure plans. This charge reduced the reported operating income to $114.8 million for 1998. In 1997 one-time charges of $282.0 million for in-process research and development expenses and restructure charges of $59.4 million (discussed previously in item 2) resulted in the reported operating loss of $237.0 million.

        Incremental interest expense associated with the debt incurred by the Company to fund the Coulter acquisition and lower foreign currency exchange gains increased net nonoperating expenses. These were partially offset by gains from increased interest income from leases (some of which was attributable to Coulter).

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

        -   working capital requirements; and

        -   capital expenditures.

        In 1999, cash provided by operations was $212.6 million compared to $1.8 million used by operations in 1998 and cash provided by operations of $137.8 million in 1997. The increase in 1999 is primarily due to a $63.8 million increase in net earnings, after adding back the effects of depreciation and amortization. Also contributing to the increase in cash provided by operations were the relatively low 1999 payments related to accounts payable and accrued expenses as compared to 1998. In 1998, a major portion of the payments related to purchased and assumed liabilities recorded as part of the Coulter acquisition. The improvements were partially offset by increases in receivables and inventories due to increased sales. Additionally, the 1999 results included $74.0 million in cash proceeds from the sale of lease receivables compared to $68.9 million in 1998. See Note 5 "Sale of Assets" of the Notes to Consolidated Financial Statements.

        Investing activities used $118.6 million of cash in 1999, compared to $123.4 million of cash provided in 1998, and $929.1 million used in 1997. In 1998, we received cash proceeds of $242.8 million from the sale-leaseback of four real estate properties. Excluding this, 1998 cash used in investing activities was $119.4 million, which primarily reflects capital expenditures, net of proceeds from disposal of property, plant and equipment. In 1997, investments and acquisitions used $893.9 million primarily relating to the acquisition of Coulter. An additional $39.6 million of cash proceeds were provided in 1997 through the sale and leaseback of instruments. See Note 5 "Sale of Assets" of the Notes to Consolidated Financial Statements.

        Financing activities used $84.2 million of cash flows in 1999 as total debt (including notes payable) was reduced $86.6 million. In 1998, financing activities used $130.0 million of cash flows as total debt (including notes payable) was reduced $141.5 million. This reflects a substantial change from financing activity in 1997 when we reported a net increase of $827.8 million in debt. The increase in 1997 primarily reflected the $1.2 billion borrowed to finance the acquisition of Coulter, net of any repayments. Another significant change reflected in financing activities was the $43.7 million used in 1997 to purchase treasury stock. In 1998 and 1999, we did not re-purchase any treasury stock due to the level of outstanding debt and our efforts to reduce these obligations. Proceeds from sales of treasury stock decreased whereas dividends to stockholders increased slightly over 1998.

        During the fourth quarter of 1997, we secured a new $1.3 billion credit facility to finance the acquisition of Coulter. See further discussion of the credit facility and borrowing availability thereunder and under the Company's other borrowing facilities in Note 7 "Debt Financing" of the Notes to Consolidated Financial Statements. The interest expense associated with the debt outstanding under the credit facility creates an increased demand on future operating cash flows. Although we believe our consolidated operations will provide sufficient cash flow in excess of anticipated operating requirements to service the debt, we have implemented a plan to decrease the level of outstanding borrowings rapidly. This ultimately is expected to provide savings on the associated interest cost, partially offset by increased rental expense as a result of our sale-leaseback transactions.

        Based upon current levels of operations, anticipated cost savings and future growth, we believe our cash flow from operations, together with available borrowings under the credit facility ($153.0 million as of December 31, 1999) and other sources of liquidity (including other credit facilities, leases and any other available financing sources) will be adequate to meet our anticipated requirements for interest payments and other debt service obligations, working capital, capital expenditures, lease payments and other operating needs, until the maturity of the credit facility in 2002. There can be no assurance, however, that our business will continue to generate cash flow at or above current levels or that estimated cost savings or growth can be achieved. Future operating performance and ability to service or refinance existing indebtedness, including the credit facility, will be subject to future economic conditions and to financial, business and other factors, many of which are beyond our control.


Financial Risk Management

        Our risk management program, developed by senior management and approved by the board of directors, seeks to minimize the potentially negative effects of changes in foreign exchange rates and interest rates on the results of operations. Our primary exposures to fluctuations in the financial markets are to changes in foreign exchange risk and interest rates.

        Foreign exchange risk arises because our reporting currency is the U.S. dollar and we generate approximately 45% of our sales in various foreign currencies. U.S. dollar-denominated costs and expenses as a percentage of total operating costs and expenses are much greater than U.S. dollar-denominated sales as a percentage of total net sales. As a result, appreciation of the U.S. dollar against our major trading currencies has a negative impact on our results of operations, and depreciation of the U.S. dollar against such currencies has a positive impact.

        We seek to minimize our exposure to changes in exchange rates by denominating costs and expenses in foreign currencies. When these opportunities are exhausted, we use derivative financial instruments to function as "hedges". We use forward contracts, purchased option contracts, and complex option contracts (consisting of purchased and sold options), to hedge transactions with our foreign customers. We do not use these instruments for speculative or trading purposes.

        On January 1, 1999, the countries of the European Union adopted a single currency, the "euro". The euro will, after January 1, 2002, be the only official currency in the European Union countries. Although the effect of this conversion on the results of our operations may be significant from a foreign currency or product pricing perspective, we are unable to measure such impact at this time. See details on the euro conversion under "Euro - the new European currency".

        Our exposure to interest rate risk arises out of our long-term debt obligations. We do not use derivative instruments to hedge our investment portfolio, which consists of short-term investments (maturity of less than a year). Under the guidance of our risk management policies, we use derivative contracts on certain borrowing transactions. With the aid of these contracts, we seek to reduce the negative effects of changes in interest rates by changing the character of the interest rate on our long-term debt, converting a variable rate to a fixed rate and vice versa.

        The Securities and Exchange Commission requires that registrants include information about potential effects of changes in currency exchange and interest rates in their annual reports. Several alternatives, all with some limitations, have been offered. The following discussion is based on a sensitivity analysis, which models the effects of fluctuations in currency exchange rates and interest rates. This analysis is constrained by several factors, including the following:

    -   it is based on a single point in time; and

    - it does not include the effects of other complex market reactions that would arise from the changes modeled.

Although the results of the analysis may be useful as a benchmark, they should not be viewed as forecasts.

        We estimated the sensitivity of the fair value of all derivative foreign exchange contracts to a hypothetical 10% strengthening and 10% weakening of the spot exchange rates for the U.S. dollar against the foreign currencies at December 31, 1999. The analysis showed that a 10% strengthening of the U.S. dollar would result in a gain in fair value of $29.2 million and a 10% weakening of the U.S. dollar would result in a loss in fair value of $28.6 million in these instruments. Losses and gains on the underlying transactions being hedged would largely offset any gains and losses on the fair value of derivative contracts. These offsetting gains and losses are not reflected in the above analysis.

        Similarly, we performed a sensitivity analysis on our variable rate debt instruments and derivatives. A one percentage point increase or decrease in interest rates was estimated to decrease or increase next year's pre-tax earnings by $3.7 million based on the amount of debt outstanding at year-end.

        For further discussion of this topic, see Note 7 "Debt Financing" and
Note 9 "Derivatives" of the Notes to Consolidated Financial Statements.

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

        To address contingent environmental costs, we establish reserves when such costs are probable and can be reasonably estimated. Based on current information and regulatory compliance (taking third party indemnities into consideration), we believe we have established adequate reserves for environmental expenditures. We may incur additional costs that exceed the reserves. But based on current knowledge, we do not expect such amounts to have a material impact on our results of operations, financial position or liquidity, although we do not give any assurance in this regard. See further discussion in
Note 14 "Commitments and Contingencies" of the Notes to Consolidated Financial Statements.

Litigation:

        We are currently, and are from time to time, subject to claims and lawsuits arising in the ordinary course of our business. Some examples of the types of claims are:

            -   intellectual property;

            -   contractual obligations;

            -   competition; and

            -   employment matters.

        In certain such actions, the plaintiffs may request punitive or other damages or nonmonetary relief, which may not be covered by insurance. If granted, nonmonetary relief could materially affect the conduct of our business. We accrue for probable liabilities involved in these matters as they become known and can be reasonably estimated. In our opinion (taking third party indemnities into consideration), the various asserted claims and litigation in which we are currently involved are not reasonably likely to have a material adverse effect on our business, results of operations, financial position or liquidity. However, we do not give any assurance as to the ultimate outcome of such claims and litigation. The resolution of such claims and litigation could be material to our operating results for any particular period, depending on the level of income for such period. See further discussion of these matters in Note 14 "Commitments and Contingencies" of the Notes to Consolidated Financial Statements.


Year 2000

        Our Year 2000 program, implemented worldwide under the direction of our senior management, was completed on schedule. We did not experience any significant operational issues nor did our customers experience any major problems with our instrument systems. An insignificant number of instruments experienced minor issues in January 2000, which were evaluated and immediately corrected. The total cost of our Year 2000 program was approximately $7.1 million of which $3.3 million was spent in 1999. We are not aware of any obligations related to contractual damages resulting from Year 2000 issues. We do not believe that any such obligations that may arise in the future will have a material effect on our business, results of operations, financial position or liquidity.


Euro - the new European currency:

        The countries of the European Union have adopted a single currency, the "euro". The euro came into existence on January 1, 1999, and can be used for transactions within and between the countries of the Economic and Monetary Union (Austria, Belgium, Finland, France, Germany, Holland, Ireland, Italy, Luxembourg, Portugal and Spain), with national currencies expressed as a denomination (national currency units) of the euro. During the three-year transition period following its introduction, countries will be allowed to transact business both in the euro and in their own currencies at fixed exchange rates. On January 1, 2002, the euro will be the only currency in Economic and Monetary Union countries.

        We conduct business in more than 130 countries, generating approximately 45% of revenues outside the United States. A significant portion of our business is conducted in Europe. The introduction of the euro requires that we make modifications to our internal operations as well as to our external business arrangements. For example, product pricing and sales proposals are now available in the euro. Similarly, our billing and disbursement functions have been modified to reflect the use of the euro.

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

        - operate in a multi-currency environment (including the euro, national currency and the U.S. dollar), during the transition period, in all the European countries in which we do business; and

        - adopt the euro for internal systems and reporting as of December 1, 2001.

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

Recent Accounting Developments:

        In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). The provisions of the statement require the recognition of all derivatives as either assets or liabilities in the consolidated balance sheet and the measurement of those instruments at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. This statement, as amended, is effective for the company in the first quarter of 2001. We are currently evaluating the impact of this pronouncement on our financial statements and results of operations. At this time, we are unable to assess the impact of adopting SFAS 133.


5. Business Climate

        The clinical diagnostics and life science research markets are highly competitive and we encounter significant competition in each market from many manufacturers, both domestic and outside the United States. These markets continue to be unfavorably impacted by the economic weakness in parts of Europe and Asia and government and healthcare cost containment initiatives in general. The life science research market also continues to be affected by consolidations of pharmaceutical companies and governmental constraints on research and development spending, especially outside the United States.

        In the clinical diagnostics market, attempts to lower costs and to increase productivity have led to further consolidation among healthcare providers in the United States, resulting in more powerful provider groups that continue to leverage their purchasing power to contain costs. Preferred supplier arrangements and combined purchases are becoming more commonplace. Consequently, it has become essential for manufacturers to provide cost-effective diagnostic systems to remain competitive. Cost containment initiatives in the United States and in the European healthcare systems will continue to be factors, which may affect our ability to maintain or increase sales. Future profitability may also be adversely affected if the relative value of the U.S. dollar strengthens against certain currencies.

        Our new products originate from four sources:

        -   internal research and development programs;

        - external collaborative efforts with individuals in academic institutions and technology companies;

        - devices and techniques that are generated in customers' laboratories; and

        -   business and technology acquisitions.

        The continuing consolidation trend among United States healthcare providers, mentioned previously, has increased pressure on diagnostic equipment manufacturers to broaden their product offerings to encompass a wider range of testing capability, greater automation and higher volume capacity at a lower cost. Our acquisition of Coulter was a clear indicator of our resolve to become a broad-based world leader in in vitro diagnostic testing by expanding our product offerings. Beckman Coulter is now the world's leading manufacturer of hematology systems for the clinical analysis of blood cells, where we have a market share twice the size of our next largest competitor. In addition, Beckman Coulter is considered a technology leader in cell counting and characterization and has a number two position in flow cytometry, which is used for both research and clinical applications.

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

        We expect worldwide healthcare expenditures and diagnostic testing to increase over the long-term, primarily as a result of the following:

        - growing demand for services generated by the increasing size and aging of the world population;

        - increasing expenditures on diseases requiring costly treatment (for example, AIDS and cancer); and

        - expanding demand for improved healthcare services in developing countries.

        With Coulter and two earlier acquisitions in immunochemistry-based diagnostics, Hybritech, and the Access(R) immunoassay product line, we completed a major strategic initiative intended to build on our leadership position in automated clinical chemistry and create a broad based capability in routine clinical chemistry. We are able to offer a broad range of automated systems that together can perform more than 75% of a hospital laboratory's test volume and essentially all of the tests that are considered routine. We believe we are able to provide significant value-added benefits, enhanced through our expertise in simplifying and automating laboratory processes, to our customers.


6. Taxes

        We are subject to income taxation in many jurisdictions throughout the world. Our effective tax rate and income tax liabilities will be affected by a number of factors, such as:

        -   the amount of taxable income in particular jurisdictions;

        -   the tax rate in such jurisdictions;

        -   tax treaties between jurisdictions;

        -   the extent to which income is repatriated; and

        -   future changes in the law.

        Generally, our income tax liability in a particular jurisdiction is determined either on an entity-by-entity (non-consolidated) basis or on a consolidated basis including only those entities incorporated in the same jurisdiction. In those jurisdictions where consolidated tax reporting is not permitted, we may pay income taxes even though, on an overall basis, we may have incurred a net loss for the tax year.

7. Forward-Looking Statements

        This annual report contains forward-looking statements, including statements regarding, among other items:

        -   our business strategy;

        -   anticipated trends in our business and plans to reduce indebtedness;

        -   our liquidity requirements and capital resources;

        -   anticipated proceeds from sales of assets;

        - the impact of Year 2000 issues, the euro conversion and inflation on our operations; and

        -   earnings and sales growth.

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

        -   the effect of potential healthcare reforms;

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

CONSOLIDATED BALANCE SHEETS
In millions, except amounts per share

                                                              December 31,
                                                        -----------------------
                                                          1999           1998
                                                        --------       --------
Assets
Current assets
 Cash and equivalents                                   $   34.4       $   24.7
 Trade and other receivables                               566.4          540.2
 Inventories                                               313.1          302.8
 Deferred income taxes                                      21.5           60.5
 Other current assets                                       31.0           28.4
                                                        --------       --------
  Total current assets                                     966.4          956.6
Property, plant and equipment, net                         305.9          309.4
Intangibles, less accumulated amortization
 of $46.8 in 1999 and $27.6 in 1998                        399.9          419.1
Goodwill, less accumulated amortization of
 $26.3 in 1999 and $14.9 in 1998                           344.7          356.1
Other assets                                                93.9           92.1
                                                        --------       --------
  Total assets                                          $2,110.8       $2,133.3
                                                        ========       ========

Liabilities and Stockholders' Equity
Current liabilities
 Accounts payable                                       $  131.4       $   84.7
 Notes payable                                              39.0          111.2
 Current maturities of long-term debt                       11.0           23.9
 Accrued compensation                                       79.2           70.0
 Other accrued expenses                                    263.5          368.3
 Income taxes                                               51.8           61.2
                                                        --------       --------
  Total current liabilities                                575.9          719.3
Long-term debt, less current maturities                    980.7          982.2
Deferred income taxes                                       38.7           42.8
Other liabilities                                          287.6          262.1
                                                        --------       --------
  Total liabilities                                      1,882.9        2,006.4
Commitments and contingencies (see Note 14)
Stockholders' equity
 Preferred stock, $0.10 par value;
  authorized 10.0 shares; none issued                         --             --
 Common stock, $0.10 par value;
  authorized 75.0 shares; shares issued 29.1
  at 1999 and 1998; shares outstanding 29.0
  at 1999 and 28.4 at 1998                                   2.9            2.9
 Additional paid-in capital                                134.5          131.9
 Retained earnings                                         123.0           35.4
 Accumulated other comprehensive loss:
  Cumulative foreign currency translation
   adjustments                                             (24.3)         (13.9)
 Treasury stock, at cost                                    (8.2)         (29.4)
                                                        --------       --------
  Total stockholders' equity                               227.9          126.9
                                                        --------       --------
  Total liabilities
   and stockholders' equity                             $2,110.8       $2,133.3
                                                        ========       ========


See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
In millions, except amounts per share

                                                          Years ended December 31,
                                                    -----------------------------------------
                                                      1999            1998            1997
                                                    ---------       ---------       ---------
Sales                                               $ 1,808.7       $ 1,718.2       $ 1,198.0
Cost of sales                                           942.1           920.6           609.7
                                                    ---------       ---------       ---------
Gross profit                                            866.6           797.6           588.3
                                                    ---------       ---------       ---------

Operating costs and expenses

 Selling, general and administrative                    476.9           492.3           360.3
 Research and development                               173.4           171.4           123.6
 In-process research and development                       --              --           282.0
 Restructure (credit) charge                             (0.2)           19.1            59.4
                                                    ---------       ---------       ---------
                                                        650.1           682.8           825.3
                                                    ---------       ---------       ---------

Operating income (loss)                                 216.5           114.8          (237.0)

Nonoperating (income) expense
 Interest income                                         (7.8)          (13.4)           (6.1)
 Interest expense                                        73.8            87.8            29.4
 Other, net                                              (4.2)           (6.2)           (8.4)
                                                    ---------       ---------       ---------
                                                         61.8            68.2            14.9
                                                    ---------       ---------       ---------
Earnings (loss) before income taxes                     154.7            46.6          (251.9)
Income taxes                                             48.7            13.1            12.5
                                                    ---------       ---------       ---------

Net earnings (loss)                                 $   106.0       $    33.5       $  (264.4)
                                                    =========       =========       =========

---------------------------------------------------------------------------------------------

Basic earnings (loss) per share                     $    3.70       $    1.19       $   (9.58)
                                                    =========       =========       =========

Weighted average number of shares outstanding            28.7            28.0            27.6
                                                    =========       =========       =========

---------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------

Diluted earnings (loss) per share                   $    3.57       $    1.14       $   (9.58)
                                                    =========       =========       =========
Weighted average number of shares and dilutive
 securities outstanding                                  29.7            29.3            27.6
                                                    =========       =========       =========

---------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
In millions, except amounts per share

                                                                                                                         Total
                                                                           Accumulated                    Total         Compre-
                                             Additional                       Other                       Stock-        hensive
                                Common        Paid-in      Retained       Comprehensive   Treasury       holders'        (Loss)
                                Stock         Capital      Earnings       Income (Loss)    Stock          Equity         Income
                                ------       ----------    --------       -------------   --------       --------       -------

Stockholders' equity at
December 31, 1996               $  2.9        $128.9         $300.0         $  3.9         $(36.8)        $398.9
-------------------------------------------------------------------------------------------------------------------------------
Net loss                            --            --         (264.4)            --             --         (264.4)       $(264.4)
Foreign currency
 translation
 adjustments                        --            --             --          (17.7)            --          (17.7)        (17.7)
-------------------------------------------------------------------------------------------------------------------------------
Comprehensive loss for
 the year ended
 December 31, 1997                  --            --         (264.4)         (17.7)            --             --        $(282.1)
Dividends to
 stockholders,
 $0.60 per share                    --            --          (16.6)            --             --          (16.6)
Purchases of
 treasury stock                     --            --             --             --          (43.7)         (43.7)
Employee stock
 purchases                          --          (2.3)            --             --           27.6           25.3
-------------------------------------------------------------------------------------------------------------------------------
Stockholders' equity at
December 31, 1997               $  2.9        $126.6         $ 19.0         $(13.8)        $(52.9)        $ 81.8
-------------------------------------------------------------------------------------------------------------------------------
Net earnings                        --            --           33.5             --             --           33.5         $ 33.5
Foreign currency
 translation
 adjustments                        --            --             --           (0.1)            --           (0.1)          (0.1)
-------------------------------------------------------------------------------------------------------------------------------
Comprehensive income for
 the year ended
 December 31, 1998                  --            --           33.5           (0.1)            --             --         $ 33.4
Dividends to
 stockholders,
 $0.61 per share                    --            --          (17.1)            --             --          (17.1)
Employee stock
 purchases                          --           5.3             --             --           23.5           28.8
-------------------------------------------------------------------------------------------------------------------------------
Stockholders' equity at
December 31, 1998               $  2.9        $131.9         $ 35.4         $(13.9)        $(29.4)        $126.9
-------------------------------------------------------------------------------------------------------------------------------
Net earnings                        --            --          106.0             --             --          106.0         $106.0
Foreign currency
 translation
 adjustments                        --            --             --          (10.4)            --          (10.4)         (10.4)
-------------------------------------------------------------------------------------------------------------------------------
Comprehensive income for
 the year ended
 December 31, 1999                  --            --          106.0          (10.4)            --             --         $ 95.6

Dividends to
 stockholders,
 $0.64 per share                    --            --          (18.4)            --             --          (18.4)
Employee stock
 purchases                          --           2.6             --             --           21.2           23.8
-------------------------------------------------------------------------------------------------------------------------------
Stockholders' equity at
December 31, 1999               $  2.9        $134.5         $123.0         $(24.3)        $ (8.2)        $227.9
-------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
In millions

                                                                  Years ended December 31,
                                                           --------------------------------------
                                                             1999           1998           1997
                                                           --------       --------       --------
Cash Flows from Operating Activities
 Net earnings (loss)                                       $  106.0       $   33.5       $ (264.4)
 Adjustments to reconcile net earnings (loss)
  to net cash provided (used) by operating activities
    Depreciation and amortization                             143.7          152.4          109.1
    Net deferred income taxes                                  34.8           (5.0)          (5.1)
    Write-off of acquired in-process
     research and development                                    --             --          282.0
 Proceeds from sale of sales-type lease
  receivables                                                  74.0           68.9           35.7
 Changes in assets and liabilities,
  net of acquisitions
    Trade and other receivables                               (83.2)         (58.3)         (53.1)
    Inventories                                               (11.2)          23.9           18.2
    Accounts payable and accrued expenses                      (1.5)        (191.0)          (3.4)
    Accrued restructure costs                                 (19.1)          (5.4)          44.4
    Accrued income taxes                                       (9.4)          (8.4)           1.0
    Other                                                     (21.5)         (12.4)         (26.6)
                                                           --------       --------       --------
     Net cash provided (used) by operating
       activities                                             212.6           (1.8)         137.8
                                                           --------       --------       --------

Cash Flows from Investing Activities
 Additions to property, plant and
  equipment                                                  (134.9)        (165.2)        (100.9)
 Proceeds from sale-leaseback of instruments
  subject to customer leases                                     --             --           39.6
 Proceeds from sale-leaseback of real estate                     --          242.8             --
 Net disposals of property, plant and equipment                16.3           45.4           18.4
 Sales of short-term investments                                 --            0.4            7.7
 Investments and acquisitions                                    --             --         (893.9)
                                                           --------       --------       --------
     Net cash (used) provided by investing
       activities                                            (118.6)         123.4         (929.1)
                                                           --------       --------       --------

Cash Flows from Financing Activities
 Dividends to stockholders                                    (18.4)         (17.1)         (16.6)
 Proceeds from issuance of stock                               24.6           28.6           23.1
 Purchases of treasury stock                                     --             --          (43.7)
 Net notes payable (reductions) borrowings                    (72.1)          56.6           15.2
 Long-term debt borrowings                                     41.6          411.2        1,164.2
 Long-term debt reductions                                    (59.9)        (609.3)        (351.6)
                                                           --------       --------       --------
     Net cash (used) provided by
       financing activities                                   (84.2)        (130.0)         790.6
Effect of exchange rates on cash and equivalents               (0.1)            --           (0.8)
                                                           --------       --------       --------

Increase (decrease) in cash and equivalents                     9.7           (8.4)          (1.5)
Cash and equivalents-beginning of year                         24.7           33.1           34.6
                                                           --------       --------       --------
Cash and equivalents-end of year                           $   34.4       $   24.7       $   33.1
                                                           ========       ========       ========
Supplemental Disclosures of Cash Flow Information
  Cash payments for interest                               $   76.5       $   88.4       $   18.7

  Cash payments for income taxes                               58.1           21.5           12.9
Noncash Investing and Financing Activities
  Purchase of equipment under capital
    lease obligation                                            3.0            9.7            9.8
  Issuance of restricted stock as
   employee compensation                                       (0.8)           0.3            2.2


See accompanying notes to consolidated financial statements.

BECKMAN COULTER, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Tabular dollar amounts in millions, except amounts per share


NOTE 1. Nature of Business and Summary of Significant Accounting Policies

Nature of Business

        Beckman Coulter simplifies and automates laboratory processes used in all phases of the battle against disease. We design, manufacture, and market systems which consist of instruments, chemistries, software, and supplies that meet a variety of laboratory needs. Our products are used in a range of applications, from instruments used for pioneering medical research and drug discovery to diagnostic tools found in hospitals and physicians' offices. We compete in market segments that total approximately $27 billion in annual sales worldwide.

        Our diagnostics product lines cover virtually all blood tests routinely performed in hospital laboratories. For medical and pharmaceutical research, we provide a wide range of systems used in genomic, cellular and protein testing. We have approximately 125,000 systems operating in laboratories around the world, with 68% of annual revenues coming from after-market customer purchases of operating supplies, chemistry kits, and service. We market our products in approximately 130 countries, generating nearly 45% of revenues outside the United States.

Principles of Consolidation

        The consolidated financial statements include the accounts of Beckman Coulter, Inc., and its wholly owned subsidiaries (the "Company"). All significant intercompany transactions have been eliminated from the consolidated financial statements. Balance sheet amounts for subsidiaries operating outside the United States and Canada are as of November 30. The operating results for the international subsidiaries (except Canada) are for the twelve-month periods ending on November 30, except as follows: Coulter Corporation ("Coulter") was acquired October 31, 1997 and its results are included subsequent to that date. However, in order to be consistent with the way the Company reports its international results, the reporting of Coulter's international results of operations were lagged by one month in 1998. Therefore, the results of 1998 include only January through November sales and expenses for Coulter operations outside the United States and Canada. The exclusion of one month's results for Coulter international subsidiaries in 1998 was not significant.

Use of Estimates

        The preparation of financial statements in conformity with Generally Accepted Accounting Principles ("GAAP") requires management to make estimates and assumptions, including accounts receivable and inventory valuations, warranty, in-process research and development, value of long-lived assets, pension obligations, environmental and litigation obligations, income taxes, etc. These estimates and assumptions affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Financial Instruments

        The carrying values of the Company's financial instruments approximate their fair value at December 31, 1999 and 1998. The market value of cash and cash equivalents, trade and other receivables, other current assets, investments, notes payable, accounts payable, and amounts included in other accrued expenses meeting the definition of a financial instrument are based upon management estimates. Market values of the Company's debt and derivative instruments are determined by quotes from financial institutions.

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

Goodwill and Other Intangibles

        Goodwill represents the excess of the purchase price of acquired companies over the estimated fair value of the tangible and intangible net assets acquired. Goodwill is amortized on a straight-line basis over 40 years. The Company evaluates at least annually the recoverability of its goodwill. In assessing recoverability, the current and future profitability of the related operations are considered, along with management's plans with respect to the operations and the projected undiscounted cash flows. Other intangibles consist primarily of patents, trademarks and customer base arising from business combinations. Other intangibles are amortized on a straight-line basis over periods ranging from 15 to 30 years.

Accounting for Long-Lived Assets

        Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. If the fair value is less than the carrying amount of the asset, a loss is recognized for the difference.

Environmental Expenditures

        We accrue for environmental expenses resulting from known existing conditions that relate to operations when the costs are probable and reasonable to estimate.

Revenue Recognition

        Revenue is recognized when it is realizable and earned. For products, revenue is recognized when a product is shipped, except when a customer enters into an operating-type lease agreement, revenue is recognized over the life of the lease. Under a sales-type lease agreement, revenue is recognized at the time of shipment with interest income recognized over the life of the lease. Service revenues are recognized ratably over the life of the service agreement or as service is performed, if not under contract. Credit is extended based upon the evaluation of the customer's financial condition and generally does not require collateral.

Research and Development

        Research and development costs are charged to operations as incurred. In-process research and development is charged to operations in the period acquired.

Nonoperating Income and Expenses

        Our nonoperating income and expenses are generally comprised of four items: (i) interest expense, (ii) interest income, (iii) foreign exchange gains or losses, and (iv) income (loss) from investments that are non-core or are accounted for as a minority interest. Interest income typically includes income from sales-type leases and interest on cash equivalents and other investments. Foreign exchange gains or losses are primarily the result of our hedging activities (net of revaluation) and are recorded net of premiums paid. Other nonoperating gains and losses are most frequently the result of one-time items such as asset sales.

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

Recent Accounting Developments

        In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). The provisions of the statement require the recognition of all derivatives as either assets or liabilities in the consolidated balance sheet and the measurement of those instruments at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. This statement, as amended, is effective for the company in the first quarter of 2001. We are currently evaluating the impact of this pronouncement on our financial statements and results of operations. At this time, we are unable to assess the impact of adopting SFAS 133.

Reclassifications

        We made certain reclassifications to prior year amounts to conform to the current year presentation.

NOTE 2. Composition of Certain Financial Statement Captions

                                                          1999           1998
                                                        --------       --------
Trade and other receivables
  Trade receivables                                     $  540.9       $  488.9
  Other receivables                                         35.7           50.2
  Current portion of lease receivables                      21.3           21.8
  Less allowance for doubtful accounts                     (31.5)         (20.7)
                                                        --------       --------
                                                        $  566.4       $  540.2
                                                        ========       ========
Inventories
  Finished products                                     $  210.9       $  183.2
  Raw materials, parts and assemblies                       87.2           95.1
  Work in process                                           15.0           24.5
                                                        --------       --------
                                                        $  313.1       $  302.8
                                                        ========       ========
Property, plant and equipment, net
  Land                                                  $   18.5       $   17.3
  Buildings                                                128.1          142.7
  Machinery and equipment                                  372.3          371.7
  Instruments subject to lease(a)                          297.7          286.7
                                                        --------       --------
                                                           816.6          818.4
  Less accumulated depreciation
    Building, machinery and equipment                     (326.7)        (330.7)
    Instruments subject to lease(a)                       (184.0)        (178.3)
                                                        --------       --------
                                                        $  305.9       $  309.4
                                                        ========       ========
Other accrued expenses
  Purchase liability                                    $   52.5       $  110.0
  Accrued restructure costs                                 22.5           41.6
  Unrealized service income                                 72.0           68.1
  Insurance                                                 14.5           18.9
  Accrued warranty and installation costs                   14.0           16.4
  Other                                                     88.0          113.3
                                                        --------       --------
                                                        $  263.5       $  368.3
                                                        ========       ========

(a) Includes instruments leased to customers under three to five-year cancelable operating leases.

NOTE 3.  Acquisitions

        On October 31, 1997, we acquired all of the outstanding capital stock of Coulter Corporation for $850.2 million, net of Coulter's cash on hand of $24.8 million at the date of acquisition. The acquisition was accounted for using the purchase method of accounting. Coulter is the leading manufacturer of in vitro diagnostics systems for blood cell analysis. The purchase of Coulter was financed with the net proceeds from a new $1.3 billion credit facility. See Note 7 "Debt Financing."

        As a result of the acquisition, we originally recorded $374.4 million in goodwill. Goodwill reflects the excess of the purchase price and purchase and assumed liabilities over the fair value of net identifiable assets and in-process research and development projects acquired. After the final entries for purchase accounting were made in the fourth quarter of 1998, we reduced recorded goodwill by $35.7 million. This reflected changes in estimated purchase and assumed liabilities as well as changes in values of acquired assets upon receipt of the final valuation analyses. Other acquired intangibles amounted to $404.0 million including $170.0 million attributable to the installed customer base acquired and $116.0 million of developed technology acquired. Acquired in-process research and development of $282.0 million was charged to expense in the fourth quarter of 1997 in accordance with GAAP. Purchase and assumed liabilities recorded in 1997 totaled approximately $303.1 million. These liabilities were reduced by a net $17.1 million as a result of the finalization of purchase accounting in 1998.

        Details of total purchase and assumed liabilities recorded, and activity in these accounts through December 31, 1999, are as follows:

                                                   PURCHASE &
                                                    ASSUMED
                                                   LIABILITY
                                                   ---------
BALANCE AT DECEMBER 31, 1997                         $285.9
------------------------------------------------------------

1998 ACTIVITY(1):
Personnel                                           $(125.0)
Other                                                 (50.9)
                                                    -------
TOTAL 1998 ACTIVITY                                 $(175.9)
                                                    -------
BALANCE AT DECEMBER 31, 1998:
Personnel                                           $  70.4
Tax issues                                             16.6
Other                                                  23.0
                                                    -------
BALANCE AT DECEMBER 31, 1998                        $ 110.0
                                                    -------

1999 ACTIVITY:
Personnel                                           $ (55.2)
Tax issues                                             (0.4)
Other                                                  (1.9)
                                                    -------
TOTAL 1999 ACTIVITY                                 $ (57.5)
                                                    -------
BALANCE AT DECEMBER 31, 1999:
Personnel                                           $  15.2
Tax issues                                             16.2
Other                                                  21.1
                                                    -------
BALANCE AT DECEMBER 31, 1999                        $  52.5
                                                    -------

(1) 1998 activity includes a reduction of $17.1 million, a result of the finalization of purchase accounting entries.

NOTE 4. Provision for Restructuring Operations

1999 Restructure

We recorded a restructure charge of $4.3 million, $2.6 million after taxes, in the fourth quarter of 1999. This charge includes $2.7 million for personnel related costs and $1.0 million for dealer termination costs. The work force reductions anticipated under this plan totaled 55 positions in Europe and North America in selling, general, administrative ("SG&A") and technical functions and production related areas. At December 31, 1999, the remaining obligation related to the 1999 restructure charges was $3.6 million, which is included in "Other accrued expenses."

                                                            Facility
                                                          Consolidation
                                                            and Asset
                                          Personnel and      Related
                                              Other        Write-offs    Total
                                          -------------   -------------  -------
PROVISION
Consolidation of SG&A and technical
 functions                                    $  3.7         $  0.6      $  4.3

1999 ACTIVITY
Consolidation of SG&A and technical
 functions                                    $ (0.7)        $   --      $ (0.7)
                                              ------         ------      ------

BALANCE AT DECEMBER 31, 1999
Consolidation of SG&A and technical
 functions                                    $  3.0         $  0.6      $  3.6
                                              ------         ------      ------

The 1999 restructure charge was offset by reversal of excess liabilities related to prior restructure, resulting in a net restructure credit of $(0.2) million.

1998 Restructure

    We recorded a restructure charge of $19.1 million, $11.2 million after taxes, in the fourth quarter of 1998. This charge includes $4.1 million for personnel related and $9.2 million for dealer termination costs. The work force reductions anticipated under this plan, totaled 75 positions in Europe, Asia and North America in SG&A and technical functions and production related areas. The $5.8 million provided for facility consolidation and asset related write-offs includes $2.4 million for lease termination payments, and $3.4 million for the write-off of machinery, equipment and tooling associated with those functions to be consolidated. The 1999 activity includes the reversal of $2.2 million of excess liabilities, which is included in the "Restructure (credit) charge" line on the Consolidated Statement of Operations. At December 31, 1999, the remaining obligation related to the 1998 restructure charges was $13.9 million, which is included in "Other accrued expenses."

                                                             Facility
                                                           Consolidation
                                                             and Asset
                                              Personnel       Related
                                              and Other      Write-offs      Total
                                              ---------    --------------   -------
PROVISION
Consolidation of SG&A and technical
 functions                                      $ 10.1         $   --       $ 10.1
Changes in manufacturing operations                3.2            5.8          9.0
                                                ------         ------       ------
BALANCE AT DECEMBER 31, 1998                    $ 13.3         $  5.8       $ 19.1
                                                ------         ------       ------

1999 ACTIVITY
Consolidation of SG&A and technical
 functions                                      $ (1.4)        $   --       $ (1.4)
Changes in manufacturing operations               (1.1)          (0.5)        (1.6)
Reversal of excess reserves                       (1.4)          (0.8)        (2.2)
                                                ------         ------       ------
TOTAL 1999 ACTIVITY                             $ (3.9)        $ (1.3)      $ (5.2)
                                                ------         ------       ------

BALANCE AT DECEMBER 31, 1999
Consolidation of SG&A and technical
 functions                                      $  8.3         $   --       $  8.3
Changes in manufacturing operations                1.1            4.5          5.6
                                                ------         ------       ------
Balance at December 31, 1999                    $  9.4         $  4.5       $ 13.9
                                                ------         ------       ------

1997 Restructure

    In the fourth quarter of 1997 we recorded a restructure charge of $59.4 million, $36.4 million after taxes. This charge included $37.3 million for personnel related costs. The work force reductions anticipated under this plan, some of which occurred prior to the 1997 year-end, totaled approximately 500 positions in Europe, Asia and North America in selling, general, administrative and technical functions and approximately 100 positions in production related areas. The $22.1 million provided for facility consolidation and asset related write-offs included $2.5 million for lease termination payments, $12.2 million for the write-off of machinery, equipment and tooling associated with those functions to be consolidated, and $7.4 million for exiting non-core investment activities. The 1999 activity includes the reversal of $2.3 million of excess liabilities, which is included in the "Restructure (credit) charge" line on the Consolidated Statements of Operations. At December 31, 1999, our remaining obligation related to the prior restructuring charges was $5.0 million, which is included in "Other accrued expenses."

    The following table details the major components of the 1997 restructuring provision:

                                                           Facility
                                                        Consolidation
                                                          and Asset
                                             Personnel     Related
                                             and Other    Write-offs      Total
                                             ---------  --------------   -------
PROVISION
Consolidation of SG&A and technical
 functions                                     $ 34.3       $ 18.2       $ 52.5
Changes in manufacturing operations               3.0          3.9          6.9
                                               ------       ------       ------
Total provision                                $ 37.3       $ 22.1       $ 59.4
                                               ------       ------       ------


1997 ACTIVITY
Consolidation of SG&A and technical
 functions                                     $ (7.8)      $ (5.0)      $(12.8)
Changes in manufacturing operations                --           --           --
                                               ------       ------       ------
Total 1997 activity                            $ (7.8)      $ (5.0)      $(12.8)
                                               ------       ------       ------

BALANCE AT DECEMBER 31, 1997
Consolidation of SG&A and technical
 functions                                     $ 26.5       $ 13.2       $ 39.7
Changes in manufacturing operations               3.0          3.9          6.9
                                               ------       ------       ------
Balance at December 31, 1997                   $ 29.5       $ 17.1       $ 46.6
                                               ------       ------       ------

1998 ACTIVITY
Consolidation of SG&A and technical
 functions                                     $(13.7)      $ (9.3)      $(23.0)
Changes in manufacturing operations              (1.1)          --         (1.1)
                                               ------       ------       ------
Total 1998 activity                            $(14.8)      $ (9.3)      $(24.1)
                                               ------       ------       ------

BALANCE AT DECEMBER 31, 1998
Consolidation of SG&A and technical
 functions                                     $ 12.8       $  3.9       $ 16.7
Changes in manufacturing operations               1.9          3.9          5.8
                                               ------       ------       ------
Balance at December 31, 1998                   $ 14.7       $  7.8       $ 22.5
                                               ------       ------       ------

1999 ACTIVITY
Consolidation of SG&A and technical
 functions                                     $(11.1)      $ (2.2)      $(13.3)
Changes in manufacturing operations              (0.3)        (1.6)        (1.9)
Reversal of excess reserves                        --         (2.3)        (2.3)
                                               ------       ------       ------
Total 1999 activity                            $(11.4)      $ (6.1)      $(17.5)
                                               ------       ------       ------

BALANCE AT DECEMBER 31, 1999
Consolidation of SG&A and technical
 functions                                     $  1.7       $  1.7       $  3.4
Changes in manufacturing operations               1.6           --          1.6
                                               ------       ------       ------
Balance at December 31, 1999                   $  3.3       $  1.7       $  5.0
                                               ------       ------       ------

NOTE 5. Sale of Assets

        During 1999 we sold certain financial assets (primarily consisting of customer lease receivables) as part of our plan to reduce debt and provide funds for integration purposes. The net book value of financial assets sold was $72.4 million for which we received approximately $74.0 million in cash proceeds. In 1998, we sold similar assets with a net book value of $67.7 million for cash proceeds of $68.9 million.

        Under the provisions of Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities", the 1999 and 1998 transactions were accounted for as sales and as a result the related receivables have been excluded from the accompanying Consolidated Balance Sheets. The sales are subject to certain recourse and servicing provisions and as such we have established reserves for these probable liabilities.

        In 1999 and 1998, as a result of Coulter integration activities, we made progress in reducing excess facilities outside the United States, which added $3.9 million and $3.0 million, respectively, to non-operating income.

        In December 1997, we entered into an agreement for the sale and leaseback of certain instruments, which are subject to various three- to five-year cancelable operating-type leases to customers. These instruments had a net book value of $37.0 million and were sold for cash proceeds of $39.6 million. The gain is being deferred and credited to income, as a rent expense adjustment over the lease term. Obligations under the operating lease agreements are included in Note 14 "Commitments and Contingencies."

NOTE 6. Sale-leaseback of Real Estate

        On June 25, 1998, we sold our interest in four of our properties located in: Brea, California; Palo Alto, California; Chaska, Minnesota; and Miami, Florida. At the same time, we entered into long-term leases for the California and Minnesota properties and Coulter entered into a long-term lease for the Miami property. At each of the properties (excluding Miami), we conduct administrative, research and development, and manufacturing activities. At the Miami property, we conduct administrative and research and development activities. We are currently planning to consolidate certain manufacturing operations conducted elsewhere in the Miami area into the Miami property. Otherwise, we expect to continue the same types of activities at the properties as before the sale.

        The initial term of each of the leases is twenty years, with options to renew for up to an additional thirty years. As provided by the leases, we pay the rents in Japanese yen. Annual rentals are approximately $21.5 million at current year-end rates. At the closing of the sale-leaseback transaction, we became guarantor of a currency swap agreement between our landlord and its banks to convert the yen payments to U.S. dollars. As long as this swap agreement is in place, our obligation is to pay the rents in yen. If this agreement ceases to exist, our obligation reverts to U.S. dollar payments. We expect to pay the rents as they come due out of cash generated by our Japanese operation. Obligations under the operating lease agreement are included in Note 14 "Commitments and Contingencies."

        The Palo Alto property is owned by Stanford University. We had leased it under a long-term ground lease. The Miami, Florida property was formerly owned by Coulter. The buyers of all of the properties are not affiliated with us.

        The aggregate proceeds from the sale of the four properties (paid in cash at closing) totaled $242.8 million before closing costs and transaction expenses. In accordance with the accounting rules for transactions in which a property is sold and immediately leased back from the buyer (sale-leaseback), we have postponed recognizing the gain from this transaction in our earnings and included it in "Other liabilities." The gain is being amortized over the initial lease term of twenty years. The remaining unrecognized gain was $123.1 million and $130.1 million, respectively, at December 31, 1999 and 1998.

        Proceeds from the above transaction were used primarily to reduce outstanding borrowings under the $1.3 billion credit facility. See Note 7 "Debt Financing."

NOTE 7. Debt Financing

        Notes payable consists primarily of short-term bank borrowings by our subsidiaries outside the U.S. under local lines of credit. The bank borrowings are at rates which approximate current market rates; therefore, the carrying value of the notes approximates the market value. At December 31, 1999, approximately $61.2 million of unused uncommitted short-term lines of credit were available to our subsidiaries outside the U.S. at various interest rates. Within the U.S., $30.0 million in unused uncommitted short-term lines of credit at market rates were available. Compensating balances and commitment fees on these lines of credit are not material and there are no withdrawal restrictions.

Long-term debt consisted of the following at December 31:

                                         Average
                                         Rate of
                                         Interest           1999            1998
                                         --------         --------        --------
Senior Notes, unsecured, due 2003         7.10%           $  160.0        $  160.0
Senior Notes, unsecured, due 2008         7.45%              240.0           240.0
Credit Agreement -
  Revolving credit facility               6.88%              397.0           430.0
Debentures                                7.05%              100.0           100.0
Other long-term debt                      4.30%               94.7            76.1
                                                          --------        --------
                                                             991.7         1,006.1
Less current maturities                                       11.0            23.9
                                                          --------        --------
Long-term debt, less current
  maturities                                              $  980.7        $  982.2
                                                          ========        ========


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

In connection with the issuance of the Senior Notes, certain of our subsidiaries (the "Guarantor Subsidiaries") guaranteed such notes. See Note 8 "Guarantor Subsidiaries."

        In October 1997, in conjunction with the acquisition of Coulter, we cancelled our $150.0 million credit agreement and entered into a new credit agreement (the "Credit Agreement") with a group of financial institutions. The Credit Agreement provided up to a maximum aggregate amount of $1.3 billion through a $500.0 million senior unsecured term loan facility (the "Term Loan") and an $800.0 million senior unsecured revolving credit facility (the "Credit Facility"). Borrowings under the Credit Agreement generally bear interest at current market rates plus a margin based upon our senior unsecured debt rating or debt to earnings ratio, whichever is more favorable. We are, therefore, subject to fluctuations in such interest rates, which could cause our interest expense to increase or decrease in the future. As a result of the substantial indebtedness incurred in connection with the Coulter acquisition, our interest expense will be higher and will have a much greater proportionate impact on net earnings in comparison to pre-acquisition periods. We must also pay a quarterly facility fee of 0.15% per annum at December 31, 1999 on the average Credit Facility commitment. The Credit Agreement requires mandatory prepayment of the Term Loan and Credit Facility borrowings (and, to the extent provided, reductions in commitments) thereunder from excess cash flow (as defined in the Credit Agreement), and from proceeds of certain equity or debt offerings, asset sales and extraordinary receipts. The Credit Facility, which matures in October 2002, is not subject to any scheduled principal amortization. In addition, approximately $6.8 million of fees paid to enter the Credit Agreement are being amortized to interest expense over the term of the Credit Agreement. In March 1998, the Term Loan was paid using the proceeds from the issuance of the Senior Notes and in June 1998, the Credit Facility was reduced using the proceeds obtained from the sale-leaseback of real estate. See Note 6 "Sale-leaseback of Real Estate." In conjunction with these reductions in debt, we reduced the Credit Agreement commitment from $1.3 billion to $550.0 million by June 1998. As of December 31, 1999, the Company's remaining borrowing availability under the Credit Facility is $153.0 million. Amounts may be drawn under the Credit Facility to meet future working capital and other business needs of the Company.

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

    -   the principal amount of the debentures or

    - the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date on a semi-annual basis at a comparable treasury issue rate plus a margin of 0.1%.

        Other long-term debt at December 31, 1999 consists principally of $86.4 million of notes used to fund the operations of our international subsidiaries and notes given as partial consideration for an acquisition. Some of the notes issued by our international subsidiaries are secured by their assets. Notes used to fund our international subsidiaries amounted to $58.9 million at December 31, 1998. Capitalized leases of $8.3 million in 1999 and $17.2 million in 1998 are also included in other long-term debt.

        Certain of our borrowing agreements contain covenants that we must comply with, for example: minimum net worth, maximum capital expenditures, a debt to earnings ratio, a minimum interest coverage ratio and a maximum amount of debt incurrence. At December 31, 1999, the Company was in compliance with all such covenants.

        The aggregate maturities of long-term debt for the five years subsequent to December 31, 1999 are $11.0 million in 2000, $8.1 million in 2001, $448.0 million in 2002, $174.6 million in 2003, $4.8 million in 2004 and $345.2 million thereafter.

NOTE 8. Guarantor Subsidiaries

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


                                                                       Non-
                                                       Guarantor       Guarantor
                                                       Subsi-          Subsi-          Elimina-         Consoli-
                                      Parent           diaries         diaries         tions            dated
                                      --------         ---------       ---------       --------         --------
Condensed Consolidated
Balance Sheet
December 31, 1999

Assets:
  Cash and equivalents                $   (5.3)        $    3.7        $   36.0        $      --        $   34.4
  Trade and
    other receivables                    255.8              6.0           304.6               --           566.4
  Inventories                            201.0             32.1           122.7            (42.7)          313.1
  Other current assets                   455.4            725.7            95.4         (1,224.0)           52.5
                                      --------         --------        --------        ---------        --------
    Total current assets                 906.9            767.5           558.7         (1,266.7)          966.4

  Property, plant and
   equipment, net                        152.4             84.6           142.3            (73.4)          305.9
  Intangibles, net                        30.2            366.2             3.5               --           399.9
  Goodwill, net                           10.3            325.6             8.8               --           344.7
  Other assets                         1,457.9             35.8           279.2         (1,679.0)           93.9
                                      --------         --------        --------        ---------        --------
     Total assets                     $2,557.7         $1,579.7        $  992.5        $(3,019.1)       $2,110.8
                                      ========         ========        ========        =========        ========

Liabilities:
  Notes payable and
   current maturities of
    long-term debt                    $    4.4         $    1.1        $   44.5        $      --        $   50.0
  Accounts payable and
   accrued expenses                      368.3             32.7            95.6            (22.5)          474.1
  Other current
    liabilities                          530.9            213.1           131.0           (823.2)           51.8
                                      --------         --------        --------        ---------        --------
     Total current liabilities           903.6            246.9           271.1           (845.7)          575.9
  Long-term debt, less
    current maturities                   913.0              0.1            67.6               --           980.7
  Other liabilities                      513.2            647.9           213.0         (1,047.8)          326.3
                                      --------         --------        --------        ---------        --------
    Total liabilities                  2,329.8            894.9           551.7         (1,893.5)        1,882.9
 Total stockholders' equity              227.9            684.8           440.8         (1,125.6)          227.9
                                      --------         --------        --------        ---------        --------
      Total liabilities and
       stockholders' equity           $2,557.7         $1,579.7        $  992.5        $(3,019.1)       $2,110.8
                                      ========         ========        ========        =========        ========

                                                                       Non-
                                                      Guarantor        Guarantor
                                                      Subsi-           Subsi-          Elimina-         Consoli-
                                      Parent          diaries          diaries         tions            dated
                                      --------        ---------        ---------       --------         --------
Condensed Consolidated
Balance Sheet
December 31, 1998

Assets:
  Cash and equivalents                $    4.2        $   (0.1)        $   20.6        $      --        $   24.7
  Trade and
    other receivables                    199.9            50.4            289.9               --           540.2
  Inventories                            146.5            52.6            134.6            (30.9)          302.8
  Other current assets                   149.0           396.4             86.7           (543.2)           88.9
                                      --------        --------         --------        ---------        --------
    Total current assets                 499.6           499.3            531.8           (574.1)          956.6

  Property, plant and
   equipment, net                        120.7            89.1            156.3            (56.7)          309.4
  Intangibles, net                        33.0           384.8              1.3               --           419.1
  Goodwill, net                           15.0           329.5             11.6               --           356.1
  Other assets                         1,357.1           176.0            253.2         (1,694.2)           92.1
                                      --------        --------         --------        ---------        --------
     Total assets                     $2,025.4        $1,478.7         $  954.2        $(2,325.0)       $2,133.3
                                      ========        ========         ========        =========        ========

Liabilities:
  Notes payable and
   current maturities of
    long-term debt                    $   19.6        $    2.6         $  112.9        $      --        $  135.1
  Accounts payable and
   accrued expenses                      219.5           199.7            103.8               --           523.0
  Other current
    liabilities                          176.0           323.9             83.2           (521.9)           61.2
                                      --------        --------         --------        ---------        --------
     Total current liabilities           415.1           526.2            299.9           (521.9)          719.3
  Long-term debt, less
    current maturities                   950.8             0.8             30.6               --           982.2
  Other liabilities                      532.6           279.6            214.4           (721.7)          304.9
                                      --------        --------         --------        ---------        --------
    Total liabilities                  1,898.5           806.6            544.9         (1,243.6)        2,006.4
 Total stockholders' equity              126.9           672.1            409.3         (1,081.4)          126.9
                                      --------        --------         --------        ---------        --------
      Total liabilities and
       stockholders' equity           $2,025.4        $1,478.7         $  954.2        $(2,325.0)       $2,133.3
                                      ========        ========         ========        =========        ========

                                                                       Non-
                                                      Guarantor        Guarantor
                                                      Subsi-           Subsi-           Elimina-         Consoli-
                                     Parent           diaries          diaries          tions            dated
                                     --------         ---------        ---------        --------         --------
Condensed Consolidated
Statement of Operations
Year ended December 31, 1999

Sales                                $1,179.9         $  443.4         $  991.0         $ (805.6)        $1,808.7
Operating costs and
  expenses:
  Cost of sales                         823.9            228.9            692.3           (803.0)           942.1
  Selling, general and
   administrative                       231.6             54.2            196.5             (5.4)           476.9
  Research and development               96.3             73.1              4.0               --            173.4
  Restructure credit                     (0.2)              --               --               --             (0.2)
                                     --------         --------         --------         --------         --------
Operating income                         28.3             87.2             98.2              2.8            216.5
Nonoperating (income) expense           (99.1)             3.5             (3.0)           160.4             61.8
                                     --------         --------         --------         --------         --------
Earnings (loss) before
  income taxes                          127.4             83.7            101.2           (157.6)           154.7

Income taxes                             24.3              5.4             19.0               --             48.7
                                     --------         --------         --------         --------         --------
Net earnings (loss)                  $  103.1         $   78.3         $   82.2         $ (157.6)        $  106.0
                                     ========         ========         ========         --------         ========

                                                                       Non-
                                                      Guarantor        Guarantor
                                                      Subsi-           Subsi-           Elimina-         Consoli-
                                     Parent           diaries          diaries          tions            dated
                                     --------         ---------        ---------        --------         --------
Condensed Consolidated
Statement of Operations
Year ended December 31, 1998

Sales                                $  845.8         $  508.7         $  857.0         $ (493.3)        $1,718.2
Operating costs and
  expenses:
  Cost of sales                         531.9            289.1            590.9           (491.3)           920.6
  Selling, general and
   administrative                       181.4            114.5            196.4               --            492.3
  Research and development               96.2             71.2              4.0               --            171.4
  Restructure charge                     19.1               --               --               --             19.1
                                     --------         --------         --------         --------         --------
Operating income                         17.2             33.9             65.7             (2.0)           114.8
Nonoperating (income) expense           (36.1)           (19.1)            13.7            109.7             68.2
                                     --------         --------         --------         --------         --------
Earnings (loss) before
  income taxes                           53.3             53.0             52.0           (111.7)            46.6

Income taxes                              4.6              6.6              1.9               --             13.1
                                     --------         --------         --------         --------         --------
Net earnings (loss)                  $   48.7         $   46.4         $   50.1         $ (111.7)        $   33.5
                                     ========         ========         ========         --------         ========

                                                                       Non-
                                                      Guarantor        Guarantor
                                                      Subsi-           Subsi-           Elimina-         Consoli-
                                     Parent           diaries          diaries          tions            dated
                                     --------         ---------        ---------        --------         --------
Condensed Consolidated
Statement of Operations
Year ended December 31, 1997

Sales                                $  513.9         $  150.9         $1,069.5         $ (536.3)        $1,198.0
Operating costs and
  expenses:
  Cost of sales                         214.2            106.3            798.5           (509.3)           609.7
  Selling, general and
   administrative                       154.5             39.0            166.8               --            360.3
  Research and development               87.6             33.8              2.2               --            123.6
  In-process research and
   development                             --            282.0               --               --            282.0
  Restructure charge                     59.4               --               --               --             59.4
                                     --------         --------         --------         --------         --------
Operating (loss) income                  (1.8)          (310.2)           102.0            (27.0)          (237.0)
Nonoperating expense (income)           233.2             (8.8)            (0.7)          (208.8)            14.9
                                     --------         --------         --------         --------         --------
(Loss) earnings before
  income taxes                         (235.0)          (301.4)           102.7            181.8           (251.9)
Income taxes (benefit)                    8.6              2.0              8.1             (6.2)            12.5
                                     --------         --------         --------         --------         --------
Net (loss) earnings                  $ (243.6)        $ (303.4)        $   94.6         $  188.0         $ (264.4)
                                     ========         ========         ========         ========         ========

                                                                               Non-
                                                              Guarantor        Guarantor
                                                              Subsi-           Subsi-           Consoli-
                                             Parent           diaries          diaries          dated
                                             --------         ---------        ---------        --------
Condensed Consolidated
Statement of Cash Flows
Year ended December 31, 1999

Net cash provided (used)
 by operating activities                     $  227.8         $ (104.7)        $   89.5         $  212.6
                                             --------         --------         --------         --------
Cash flows from investing
 activities:
   Additions to property,
    plant and equipment                         (58.4)            (5.0)           (71.5)          (134.9)
   Net disposals of property,
    plant and equipment                            --               --             16.3             16.3
                                             --------         --------         --------         --------
      Net cash (used)
       provided by investing
       activities                               (58.4)            (5.0)           (55.2)          (118.6)
                                             --------         --------         --------         --------
Cash flows from financing activities:
    Dividends to stockholders                   (18.4)              --               --            (18.4)
    Proceeds from issuance
      of stock                                   24.6               --               --             24.6
    Net notes payable
      reductions                                (13.4)              --            (58.7)           (72.1)
    Net intercompany
     (reductions) borrowings                   (133.1)           115.3             17.8               --
    Long-term debt
    (reductions) borrowings                     (38.6)            (1.8)            22.1            (18.3)
                                             --------         --------         --------         --------
      Net cash (used)
       provided by financing
       activities                              (178.9)           113.5            (18.8)           (84.2)

Effect of exchange rates
  on cash and equivalents                          --               --             (0.1)            (0.1)
                                             --------         --------         --------         --------
(Decrease) increase in
  cash and equivalents                           (9.5)             3.8             15.4              9.7
Cash and equivalents -
  beginning of year                               4.2             (0.1)            20.6             24.7
                                             --------         --------         --------         --------
Cash and equivalents -
  end of year                                $   (5.3)        $    3.7         $   36.0         $   34.4
                                             ========         ========         ========         ========

                                                                               Non-
                                                              Guarantor        Guarantor
                                                              Subsi-           Subsi-           Elimina-         Consoli-
                                             Parent           diaries          diaries          tions            dated
                                             --------         ---------        ---------        --------         --------
Condensed Consolidated
Statement of Cash Flows
Year ended December 31, 1998

Net cash (used) provided
 by operating activities                     $  (23.2)        $  (85.3)        $  106.7         $     --         $   (1.8)
                                             --------         --------         --------         --------         --------
Cash flows from investing
 activities:
   Additions to property,
     plant and equipment                        (84.5)           (11.0)           (69.7)              --           (165.2)
   Net disposals of property,
     plant and equipment                          2.0               --             43.4               --             45.4
   Sale of short-term
     investments                                   --               --              0.4               --              0.4
   Proceeds from sale-
     leaseback of real estate                   186.1               --               --             56.7            242.8
                                             --------         --------         --------         --------         --------
       Net cash provided
        (used) by investing
         activities                             103.6            (11.0)           (25.9)            56.7            123.4
                                             --------         --------         --------         --------         --------
Cash flows from financing activities:
    Dividends to stockholders                   (17.1)              --               --               --            (17.1)
    Proceeds from issuance
      of stock                                   28.6               --               --               --             28.6
    Net notes payable
      borrowings                                 11.4               --             45.2               --             56.6
    Net intercompany
      borrowings (reductions)                    59.2             93.8            (96.3)           (56.7)              --
    Long-term debt
     (reductions) borrowings                   (172.2)            (4.9)           (21.0)              --           (198.1)
                                             --------         --------         --------         --------         --------
       Net cash (used)
        provided by financing
        activities                              (90.1)            88.9            (72.1)           (56.7)          (130.0)
                                             --------         --------         --------         --------         --------

(Decrease) increase in
  cash and equivalents                           (9.7)            (7.4)             8.7               --             (8.4)
Cash and equivalents -
  beginning of year                              13.9              7.3             11.9               --             33.1
                                             --------         --------         --------         --------         --------
Cash and equivalents -
  end of year                                $    4.2         $   (0.1)        $   20.6         $     --         $   24.7
                                             ========         ========         ========         ========         ========

                                                                       Non-
                                                      Guarantor        Guarantor
                                                      Subsi-           Subsi-           Consoli-
                                     Parent           diaries          diaries          dated
                                     --------         ---------        ---------        --------
Condensed Consolidated
Statement of Cash Flows
Year ended December 31, 1997

Net cash provided (used)
 by operating activities             $    4.2         $  (35.9)        $  169.5         $  137.8
                                     --------         --------         --------         --------
Cash flows from investing
 activities:
   Additions to property,
     plant and equipment                (65.9)           (11.6)           (23.4)          (100.9)
   Net disposals of property,
     plant and equipment                 12.0              5.4              1.0             18.4
   Sale of short-term
     investments                           --              7.7               --              7.7
   Proceeds from sale-
     leaseback transactions              39.6               --               --             39.6
   Investments and
     acquisitions                      (893.9)              --               --           (893.9)
                                     --------         --------         --------         --------
       Net cash (used)
         provided by
         investing activities          (908.2)             1.5            (22.4)          (929.1)
                                     --------         --------         --------         --------
Cash flows from financing
  activities:
    Dividends to stockholders           (16.6)              --               --            (16.6)
    Proceeds from issuance
      of stock                           23.1               --               --             23.1
    Purchase of treasury
      stock                             (43.7)              --               --            (43.7)
    Net notes payable
      (reductions) borrowings            (6.1)              --             21.3             15.2
    Net intercompany
      (reductions) borrowings           (39.8)            78.2            (38.4)              --
    Long-term debt borrowings
      (reductions)                      973.1            (39.1)          (121.4)           812.6
                                     --------         --------         --------         --------
        Net cash provided
        (used) by financing
        activities                      890.0             39.1           (138.5)           790.6
                                     --------         --------         --------         --------
Effect of exchange rates
  on cash and equivalents                  --               --             (0.8)            (0.8)

(Decrease) increase in
  cash and equivalents                  (14.0)             4.7              7.8             (1.5)
Cash and equivalents -
  beginning of year                      27.9              2.6              4.1             34.6
                                     --------         --------         --------         --------
Cash and equivalents -
  end of year                        $   13.9         $    7.3         $   11.9         $   33.1
                                     ========         ========         ========         ========

NOTE 9. Derivatives

        We use derivative financial instruments to hedge foreign currency and interest rate exposures of underlying assets, liabilities and other obligations. We do not speculate in derivative instruments in order to profit from foreign currency exchange or interest rate fluctuations; nor do we enter into trades for which there are no underlying exposures.

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

                                               Notional Amounts*
                                           -------------------------
                                             1999             1998
                                           --------         --------
Forward Contracts                          $  166.1         $  196.6
Purchased Option Contracts                     54.9            158.8
Complex Option Contracts                       49.6             12.0


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

        We also use foreign currency swap contracts to hedge loans between subsidiaries. At December 31, 1999, we had foreign currency swap contracts totaling $125.8 million expiring at various dates through February 2000. At December 31, 1998, the Company had foreign currency swap contracts totaling $138.8 million. As monetary assets and liabilities are marked to market and recorded in earnings, foreign currency swap contracts designated as hedges of the monetary assets and liabilities are also marked to market with the resulting gains and losses similarly recognized in earnings. Gains and losses on foreign currency swap contracts are included in "Other, net nonoperating expense" and offset losses and gains on the hedged monetary assets and liabilities. The carrying value of foreign currency swap contracts is reported in current assets and current liabilities.

        We occasionally use foreign currency contracts to hedge the market risk of a subsidiary's net asset position. At December 31, 1999,and 1998, we had $22.5 million foreign currency contracts related to net asset positions. Foreign currency contracts resulted in favorable foreign currency translation adjustments of $3.9 million and $2.5 million at December 31, 1999 and 1998, respectively. Market value gains and losses on foreign currency contracts used to hedge the market risk of a subsidiary's net asset position are recognized in "Accumulated Other Comprehensive Income" as translation gains and losses. The foreign currency translation adjustments are only recognized in "Other, net nonoperating expense" upon liquidation of the subsidiary.

        We use interest rate derivative contracts on certain borrowing transactions to hedge fluctuating interest rates. Interest rate derivative contracts are intended to be an integral part of borrowing transactions and, therefore, are not recognized at fair value. Interest differentials paid or received under these contracts are recognized as adjustments to the effective yield of the underlying financial instruments hedged. Interest rate derivative contracts would only be recognized at fair value if the hedged relationship were terminated. Gains or losses accumulated prior to termination of the hedged relationship are amortized as a yield adjustment over the shorter of the remaining life of the contract or the remaining period to maturity of the underlying instrument hedged. If the contract remained outstanding after termination of the hedged relationship, subsequent changes in market value of the contract would be recognized in interest expense.

        In March 1998, we entered into reverse interest rate swap contracts associated with the issuance of the $400.0 million Senior Notes. Specifically, we entered into $300.0 million in reverse interest rate swap agreements in which we receive an average fixed interest rate of 6.4% and pay an average floating interest rate (6.1% at December 31, 1999).

        In October 1997, we entered into $500.0 million in interest rate swap contracts associated with our $1,100.0 million in borrowing arising from the acquisition of Coulter. In July 1998, we terminated a $150.0 million interest rate swap agreement when the related Credit Facility debt was paid with proceeds from the sale-leaseback of real estate. The termination cost was $2.3 million. See Note 6 "Sale-leaseback of Real Estate". At December 31, 1999, we have $350.0 million in interest rate swap agreements in which we receive an average floating interest rate (6.2% at December 31, 1999) and pay an average fixed interest rate of 6.2%. The interest rate swaps are accounted for as hedges.

        In October 1997, we also entered into $400.0 million in treasury rate lock agreements to hedge the U.S. Treasury Note rate underlying an expected refinancing. In March 1998, in conjunction with the issuance of the $400.0 million Senior Notes, we paid $9.2 million to settle the treasury rate lock agreements.

        The counterparties to our foreign currency and interest rate swap contracts are major financial institutions. Our company is exposed to credit risk in the event of non-performance of these counterparties, an event which we believe is remote. Nevertheless, we monitor our counterparty credit risk and utilize netting agreements and internal policies to mitigate this risk. The disclosed derivatives are indicative of the volume and types of instruments used throughout the year after giving consideration to the increase in volume arising from the acquisition of Coulter. The market value of all derivative instruments amounted to an unrecognized loss of $11.3 million and $22.0 million at December 31, 1999, and 1998, respectively.

NOTE 10. Income Taxes

    The components of earnings (loss) before income taxes were:

                                      1999             1998              1997
                                    --------         --------          --------
U.S.                                $   62.9         $   10.2          $ (304.5)
Non-U.S.                                91.8             36.4              52.6
                                    --------         --------          --------
                                    $  154.7         $   46.6          $ (251.9)
                                    ========         ========          ========

The provision (benefit) for income taxes consisted of the following:

                                        1999            1998             1997
                                      --------        --------         --------
Current
  U.S. federal                        $     --        $    4.0         $    5.2
  Non-U.S.                                10.1             9.1              5.3
  U.S. state and Puerto Rico               3.5            (1.1)             3.5
                                      --------        --------         --------
Total current                             13.6            12.0             14.0

Deferred
  U.S. federal                            25.8             8.2              0.7
  Non-U.S.                                 9.3            (7.1)            (2.2)
                                      --------        --------         --------
    Total deferred, net                   35.1             1.1             (1.5)
                                      --------        --------         --------
Total                                 $   48.7        $   13.1         $   12.5
                                      ========        ========         ========

        The reconciliation of the U.S. federal statutory tax rate to the consolidated effective tax rate is as follows:

                                       1999             1998             1997
                                     --------         --------         --------
Statutory tax rate                       35.0%            35.0%           (35.0)%
In-process research and
  development                              --               --             39.2
State taxes, net of U.S. tax
  benefit                                 0.7              0.4              0.1
Ireland and Puerto Rico income           (3.5)           (21.1)            (2.0)
Goodwill                                  2.3             14.1              0.2
Non-U.S. taxes                            0.9             (0.2)             0.9
Foreign income taxed in the
  U.S., net of credits                    3.5              9.0              1.4
Other                                    (7.4)            (9.1)             0.2
                                     --------         --------         --------
Effective tax rate                       31.5%            28.1%             5.0%
                                     ========         ========         ========

        Certain income of subsidiaries operating in Puerto Rico and Ireland is taxed at substantially lower income tax rates than the U.S. federal statutory tax rate. The lower rates reduced expected income taxes by approximately $5.5 million in 1999, $6.9 million in 1998, and $5.1 million in 1997. Since April 1990, earnings from manufacturing operations in Ireland are subject to a 10% tax. Although the lower Puerto Rico income tax rate was not scheduled to expire until July 2003, the closure of the Puerto Rico manufacturing operations on October 29, 1999, (as part of our restructuring plan) shortened the period of benefit.

        The components of the provision (benefit) for deferred income taxes are:

                                           1999           1998           1997
                                         --------       --------       --------
Restructuring costs                      $    6.2       $    2.6       $  (15.7)
Compensation                                 (1.4)          22.1           18.7
Inventory                                     3.0           (2.0)          (4.0)
Net operating loss carryforwards             31.6          (16.6)          (2.6)
International transactions                    9.2           (7.1)           2.2
Intangibles                                    --           (5.7)            --
Purchase liabilities                         20.1             --             --
Accelerated depreciation                     (0.4)            --           (0.4)
Accrued expenses                            (10.0)          16.6           (4.2)
Pension costs                                (5.0)          (3.5)           8.9
Post-employment/retirement benefits         (11.8)          (0.7)          (1.7)
Other                                        (6.4)          (4.6)          (2.7)
                                         --------       --------       --------
   Total                                 $   35.1       $    1.1       $   (1.5)
                                         ========       ========       ========

Net operating loss carryforwards expire at varying dates through 2019.

The tax effect of temporary differences which give rise to significant portions of deferred tax assets and liabilities consists of the following at December 31:

                                                          1999           1998
                                                        --------       --------
Deferred tax assets
 Inventories                                            $    9.5       $   12.5
 Capitalized expenses                                        1.0            0.8
 International                                              27.9           35.4
 Tax credits (primarily R&D)                                36.2           29.4
 Purchase and assumed liabilities (see Note 3)              45.2           64.0
 Accrued expenses                                           60.3           61.6
 Restructuring costs                                         9.6           14.6
 Environmental costs                                         2.8            3.1
 Post-employment/retirement benefits                        44.4           42.5
 Other                                                      23.0           12.5
                                                        --------       --------
                                                           259.9          276.4
Less: Valuation allowance                                  (59.2)         (59.2)
                                                        --------       --------

Total deferred tax assets                                  200.7          217.2

Deferred tax liabilities
  Depreciation                                               1.3            1.3
  Pension costs                                              2.2            3.7
  Intangible assets                                        129.6          134.8
  Fixed assets                                              17.5           17.5
  Leases                                                    13.0            8.6
  Deferred service contracts                                 5.9            1.8
  International transactions                                13.2            7.9
  Other                                                     35.2           23.9
                                                        --------       --------
Total deferred tax liabilities                             217.9          199.5
                                                        --------       --------
Net deferred tax (liability) asset                      $  (17.2)      $   17.7
                                                        ========       ========

        Based upon our historical pretax earnings, adjusted for significant items such as non-recurring charges, our management believes it is more likely than not that we will realize the benefit of the deferred tax asset existing at December 31, 1999. We believe the existing net deductible temporary differences will reverse during periods in which we generate net taxable income. Certain tax planning or other strategies will be implemented, if necessary, to supplement income from operations to fully realize recorded tax benefits.

        At December 31, 1999 and 1998 we recorded a valuation allowance of $59.2 million, for certain deductible temporary differences for which it is more likely than not that we will not receive future benefits. The change in the valuation allowance was $16.8 million during 1998 and was related to the acquisition of Coulter.

        Non-U.S. withholding taxes and U.S. taxes have not been provided on approximately $213.9 million of unremitted earnings of certain non-U.S. subsidiaries because such earnings are or will be reinvested in operations or will be offset by credits for foreign income taxes paid.

NOTE 11. Stockholders' Equity

        We had been authorized, through 1997, to acquire our common stock to meet the needs of our existing stock-related employee benefit plans. Under this program, we repurchased 1.0 million shares of our common stock during 1997. We elected to discontinue this stock repurchase program in connection with the Coulter acquisition, since the Credit Agreement generally prohibits market repurchase of the Company's stock. Therefore, in 1999 and 1998, we did not repurchase any shares under this program. Treasury shares have been reissued to satisfy our obligations under existing stock-related employee benefit plans. We expect to issue new shares to satisfy such obligations when treasury shares are no longer available.

        In January 1993 we created the Benefit Equity Fund ("BEF"), a trust for pre-funding future stock-related obligations of employee benefit plans. The BEF does not change these plans or the amounts of stock expected to be issued for these plans. The BEF is funded by existing shares in treasury as well as from additional shares the Company purchases on the open market over time. While shares in the BEF are not considered outstanding for the calculation of earnings per share, the participants of the Employee Stock Purchase Plan exercise the related voting rights. At December 31, 1999, 0.2 million shares remain in treasury of which 0.1 million are held by the BEF.

NOTE 12. Employee Benefits

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

        In 1998, we adopted the 1998 Incentive Compensation Plan ("1998 Plan"), which replaced the 1990 Plan. An initial 2.0 million shares have been reserved under the 1998 Plan. Granted options typically vest over three years and expire ten years from the date of grant. Each year, commencing January 1, 1999, the number of shares available under the plan will increase by 1.5% of the number for voting purposes of common stock issued and outstanding as of the prior December 31. As of January 1, 2000, 2.8 million shares remain available for grant under this plan.

        The following is a summary of the option activity, including weighted average option information (in thousands, except per option information):

                                     1999                         1998                         1997
--------------------------------------------------------------------------------------------------------------
                                            Weighted                    Weighted                     Weighted
                                            Average                     Average                       Average
                                           Exercise                     Exercise                     Exercise
                                           Price Per                   Price Per                     Price Per
                            Options         Option       Options         Option       Options         Option
--------------------------------------------------------------------------------------------------------------
Outstanding at
beginning of year             3,242         $32.40         2,895         $28.60         2,672         $26.03

Granted                         757         $52.76           703         $42.56           536         $40.49

Exercised                      (205)        $25.92          (322)        $24.19          (302)        $26.77

Canceled                        (37)        $48.31           (34)        $38.93           (11)        $33.38
------------------------------------------------------------------------------------------------------------
Outstanding at end of year    3,757         $36.66         3,242         $32.40         2,895         $28.60
--------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------
                                              Weighted                                              Weighted
                             Options           Average      Weighted Average      Options           Average
                           Outstanding         Exercise         Remaining        Exercisable        Exercise
  Range of Exercise        at December        Price Per     Contractual Life     at December        Price Per
        Price               31, 1999           Option            (Years)         31, 1999 (a)        Option
-------------------------------------------------------------------------------------------------------------
 $ 0.00 to $17.21                113          $  16.21               0.2               113          $  16.21
 $17.21 to $22.95                593          $  20.45               2.1               593          $  20.45
 $22.95 to $28.69                468          $  26.42               3.5               468          $  26.42
 $28.69 to $34.43                307          $  29.25               4.2               307          $  29.25
 $34.43 to $40.16                440          $  39.51               5.8               331          $  39.49
 $40.16 to $45.90              1,091          $  41.43               6.2               746          $  41.24
 $45.90 to $57.38                745          $  53.43               8.4                70          $  52.71
                            --------                                              --------
                               3,757                                                 2,628
-------------------------------------------------------------------------------------------------------------

        (a) Options exercisable at December 31, 1998 and 1997 (in thousands) were 2,313 and 2,034, respectively.


        We continue to follow the guidance of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Consequently, compensation related to stock options granted to employees is the difference between the grant price and the fair market value of the underlying common shares at the grant date. Generally, we issue options to employees with a grant price equal to the market value of our common stock on the grant date. Accordingly, we have recognized no compensation expense on our stock option plans. We also do not recognize compensation expense on stock issued to employees under our stock purchase plan, where the discount from the market value is not material. The following represents pro forma information as if the Company recorded compensation cost using the fair value of the issued compensation instrument under Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation"(the results may not be indicative of the actual effect on net earnings in future years):

                                          1999             1998             1997
                                        --------         --------         --------
Net earnings (loss) as reported         $  106.0         $   33.5         $ (264.4)
Assumed stock compensation cost,
 net of tax                                 (7.7)            (6.2)            (5.7)
                                        ------------------------------------------
Pro forma net earnings (loss)           $   98.3         $   27.3         $ (270.1)
                                        ==========================================

Diluted earnings (loss) per
 share as reported                      $   3.57         $   1.14         $  (9.58)
Pro forma diluted earnings
 (loss) per share                       $   3.31         $   0.93         $  (9.79)

        We use the Black-Scholes valuation model for estimating the fair value of the options. The following represents the estimated fair value of options granted and the assumptions used for calculation:

                                        1999             1998             1997
                                      --------         --------         --------
Weighted average estimated
 fair value per option granted        $  23.91         $  16.66         $  15.73
Average exercise price per
 option granted                       $  52.76         $  42.56         $  40.49
Stock volatility                          26.9%            33.0%            22.0%
Risk-free interest rate                    6.7%             4.7%             5.9%
Option term - years                        7.0              6.7             10.0
Stock dividend yield                       1.4%             1.4%             1.4%

Stock Purchase Plan

        Our stock purchase plan allows all U.S. employees and employees of certain subsidiaries outside the U.S. to purchase the Company's common stock at favorable prices and favorable terms. Employee purchases are settled at six-month intervals as of June 30 and December 31. The difference between the purchase price and fair value is not material. Employees purchased 0.2 million shares during 1999 and 1.5 million shares remain available for use in the plan at December 31, 1999.

Stock Appreciation Rights

        In 1998 we awarded stock appreciation rights to certain employees of our international subsidiaries. These rights vest over three years. Compensation expense for these rights is based on changes between the grant price and the fair market value of the rights.

Post-employment Benefits

        Effective January 1, 1994 the Company adopted Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Post-employment Benefits" ("SFAS 112"). This statement required the Company to recognize an obligation for post-employment benefits provided to former or inactive employees, their beneficiaries and covered dependents after employment but before retirement. Additional accruals for post-employment benefits, subsequent to adopting SFAS 112, were approximately $2.0 million in 1999, $1.7 million in 1998, and $0.9 million in 1997.

NOTE 13.  Retirement Benefits

Defined Benefit Pension Plans

        We provide pension benefits covering the majority of our employees. Consolidated pension expense was $22.0 million in 1999, $16.3 million in 1998, and $11.3 million in 1997.

        Pension benefits for Beckman Coulter's domestic employees are based on age, years of service and compensation rates. Our funding policy is to provide currently for accumulated benefits, subject to federal regulations. Assets of the plans consist principally of government fixed income securities and corporate stocks and bonds.

        Certain of our international subsidiaries have separate pension plan arrangements, which include both funded and unfunded plans. Unfunded foreign pension obligations are recorded as a liability on our consolidated balance sheets. Pension expense for international plans was $4.7 million in 1999, $6.6 million in 1998, and $4.9 million in 1997.

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

        The following represents required disclosures regarding benefit obligations and plan assets of the Pension and Post-Retirement Plans determined by independent actuarial valuations:

                                                                               Post-Retirement
                                                   Pension Plans                    Plans
                                              -----------------------       -----------------------
                                                1999           1998           1999           1998
                                              --------       --------       --------       --------
Change in benefit obligation:
Benefit obligation at beginning of year       $  480.7       $  413.6       $   91.2       $   77.0
Service cost                                      17.3           12.1            3.5            2.5
Interest cost                                     30.4           28.3            6.4            5.3
Actuarial (gain) loss                            (82.7)          47.4           (6.2)          11.8
Benefits paid                                    (22.8)         (20.7)          (5.2)          (4.7)
Plan participant contribution                       --             --            1.3            1.3
Acquisitions                                        --             --             --           (2.0)
                                              -----------------------------------------------------
Benefits obligation at end of year            $  422.9       $  480.7       $   91.0       $   91.2
                                              -----------------------------------------------------

Change in plan assets:

Fair value of plan assets at
  beginning of year                           $  462.6       $  408.9       $     --       $     --
Employer contribution                              1.4            0.6            3.9            3.5
Plan participant contribution                       --             --            1.3            1.2
Actual return on plan assets                      54.3           73.8             --             --
Benefits paid                                    (22.8)         (20.7)          (5.2)          (4.7)
                                              -----------------------------------------------------
Fair value of plan assets at end of year      $  495.5       $  462.6       $     --       $     --
                                              -----------------------------------------------------

Funded status                                 $   72.6       $  (18.1)      $  (91.0)      $  (91.2)
Unrecognized net actuarial (gain) loss           (82.0)          23.0          (10.7)          (4.6)
Unrecognized net obligation at
 Transition                                        0.4            1.0             --             --
Unrecognized prior service cost                    5.2            6.2           (1.0)          (1.0)
                                              -----------------------------------------------------
(Accrued) prepaid benefit cost                $   (3.8)      $   12.1       $ (102.7)      $  (96.8)
                                              -----------------------------------------------------

Amounts recognized in the balance sheets
  consist of:
Prepaid benefit cost                          $   11.3       $   25.9       $     --       $     --
Accrued benefit liability                        (15.1)         (13.8)        (102.7)         (96.8)
                                              -----------------------------------------------------
Net amount recognized                         $   (3.8)      $   12.1       $ (102.7)      $  (96.8)
                                              -----------------------------------------------------

The total benefit obligation for unfunded pension plans included in the above table was $15.1 million, and $13.8 million in 1999 and 1998, respectively.

        The following table lists the components of the net periodic benefit cost of the plans and the weighted-average assumptions as of December 31 for the periods indicated:


                                                  Pension Plans                         Post-Retirement Plans
                                      ------------------------------------      ------------------------------------
                                        1999          1998          1997          1999          1998          1997*
                                      --------      --------      --------      --------      --------      --------
Service cost                          $   17.3      $   12.1      $    9.9      $    3.5      $    2.5      $    1.2
Interest cost                             30.5          28.3          26.7           6.4           5.3           3.4
Expected return on plan assets           (37.2)        (34.3)        (31.7)         (0.1)           --            --
Amortization                               6.7           3.6           1.5            --          (0.7)         (1.3)
                                      --------      --------      --------      --------      --------      --------

Net periodic benefit cost             $   17.3      $    9.7      $    6.4      $    9.8      $    7.1      $    3.3
                                      --------      --------      --------      --------      --------      --------

Discount rate                              7.8%          6.3%          7.0%          7.8%          6.3%          7.0%
Expected return on plan assets             9.8%          9.8%          9.8%           --            --            --
Rate of compensation increase              4.3%          4.3%          4.3%           --            --            --

Healthcare cost trend rate                  --            --            --          11.5%          8.0%           --
Decreasing to ultimate rate by
  the year 2005                             --            --            --           5.5%          5.5%           --
Decreasing to ultimate rate by
  the year 2006                             --            --            --           5.0%          5.5%           --

Calculation of obligation,
  excluding Coulter:
----------------------------------
Healthcare cost trend rate                  --            --            --            --            --           8.0%
Decreasing to ultimate rate by
  the year 2004                             --            --            --            --            --           5.5%

Calculation of Coulter obligation:
----------------------------------
Healthcare cost trend rate                  --            --            --            --            --           7.0%
Decreasing to ultimate rate by the
  year 2002                                 --            --            --            --            --           5.0%

* Costs, expected return and amortization paid represent 2 months in 1997 for Coulter.

        An assumed 1% increase in the healthcare cost trend rate for each year would have resulted in an increase in the net periodic pension cost by $1.9 million in 1999, $1.4 million in 1998, and $0.7 million in 1997, and in the accumulated post-retirement benefit obligation by $13.1 million in 1999, and $13.7 million in 1998.

      The ongoing post-retirement plan had been amended to provide for the inclusion of Coulter employees and to conform benefit provisions. Employees outside the U.S. generally receive similar benefits from government-sponsored plans.

Defined Contribution Benefit Plan

      We have a defined contribution plan available to our domestic employees. Under the plan, eligible employees may contribute a portion of their compensation. Employer contributions are primarily based on a percentage of employee contributions and vest immediately. However, certain former Coulter employees are eligible for additional employer contributions based on their age and salary levels, which become fully vested after five years of service. We contributed $13.2 million in 1999, $14.9 million in 1998, and $6.8 million in 1997.

NOTE 14. Commitments and Contingencies

Environmental Matters

        We are subject to federal, state, local and foreign environmental laws and regulations. Although we continue to make expenditures for environmental protection, we do not anticipate any significant expenditure in order to comply with such laws and regulations, which would have a material impact on our operations, financial position or liquidity. We believe that our operations comply in all material respects with applicable federal, state, local and foreign environmental laws and regulations.

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

        In 1983, we discovered organic chemicals in the groundwater near a waste storage pond at our manufacturing facility in Porterville, California. Soil and groundwater remediation have been underway at the site since 1983. In 1989, the U.S. Environmental Protection Agency issued a final Record of Decision specifying the soil and groundwater remediation activities to be conducted at the site. We believe we have completed substantially all of the required work and have initiated discussions with the EPA regarding the criteria to be used in making this determination. SmithKline Beckman, our former controlling stockholder, agreed to indemnify us with respect to this matter for any costs incurred in excess of applicable insurance, eliminating any impact on our results of operations, financial position, or liquidity. SmithKline Beecham p.l.c., the surviving entity of the 1989 merger between SmithKline Beckman and Beecham, assumed the obligation of SmithKline Beckman in this respect.

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

        Soil and groundwater remediation of the property has been in process since 1988. During 1994 the County agency overseeing the site soil remediation formally acknowledged completion of remediation of a major portion of the soil, although there remain other areas of soil contamination that may require further remediation. During 1998, two additional areas of soil requiring remediation were identified. Work on one area was completed in 1998. Work on the second area was completed in 1999. In July 1997 the California Regional Water Quality Control Board, the agency overseeing the site groundwater remediation, issued a closure letter for the upper water-bearing unit. The Company and Prudential continued to operate a groundwater treatment system throughout most of 1999. In October 1999, the Regional Water Quality Control Board agreed that the system could be shut down. Continued monitoring will be necessary for a period of time to verify that groundwater conditions remain acceptable. We believe that additional remediation costs, if any, beyond those already provided for the contamination discovered by the current investigation will not have a material adverse effect on our results of operations, financial position or liquidity. However, we give no assurance that further investigation will not reveal additional soil or groundwater contamination or result in additional costs.

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

        In December 1999, Streck Laboratories, Inc. served Beckman Coulter and Coulter Corporation with a complaint filed in the United States District Court for the District of Nebraska. The complaint alleges that control products sold by Beckman Coulter and/or Coulter Corporation infringe each of five patents owned by Streck, and seeks injunctive relief, damages, attorneys' fees and costs. We, on behalf of ourselves and on behalf of Coulter Corporation intend to answer the complaint, denying infringement and raising all appropriate affirmative defenses and/or counterclaims. At this early stage of this matter, there is no reasonable basis for us to conclude that this litigation could lead to an outcome that would have a material adverse effect on our results of operations, financial position or liquidity.

Lease Commitments

        We lease certain facilities, equipment and automobiles. Certain of the leases provide for payment of taxes, insurance and other charges by the lessee. Rent expense was $78.1 million in 1999, $59.8 million in 1998, and $35.4 million in 1997.

        As of December 31, 1999, minimum annual rentals payable under non-cancelable operating leases aggregate $545.3 million, which is payable $66.2 million in 2000, $58.6 million in 2001, $47.9 million in 2002, $36.4 million in 2003, $33.4 million in 2004, and $302.8 million thereafter.

        Other Under our dividend policy, we pay a regular quarterly dividend to our stockholders, which amounted to $18.4 million in 1999, and $17.1 million in 1998. On February 3, 2000, the Board of Directors declared a quarterly dividend of $0.16 per share, which approximates $4.6 million in total. This dividend is payable March 9, 2000 to stockholders of record on February 18, 2000. The Credit Facility restricts (but does not prohibit) our ability to pay dividends.

NOTE 15. Earnings (Loss) Per Share

        We compute basic and diluted earnings per share ("EPS") in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share". Basic EPS is calculated by dividing net earnings (loss) by the weighted-average common shares outstanding during the period. Diluted EPS reflects the potential dilution to basic EPS that could occur upon conversion or exercise of securities, options, or other such items, to common shares using the treasury stock method based upon the weighted-average fair value of our common shares during the period. The following is a reconciliation of the numerators and denominators of the basic and diluted EPS computations.

Year Ended December 31, 1999

                                                Income        Shares       Per-Share
                                             (Numerator)   (Denominator)    Amount
                                             -----------   -------------   ---------
Basic EPS
   Net earnings                                 $106.0          28.7        $ 3.70

   Effect of dilutive stock options                 --           1.0         (0.13)
                                                ------        ------        ------

Diluted EPS

     Net earnings                               $106.0          29.7        $ 3.57
                                                ======        ======        ======

Year Ended December 31, 1998

                                           Income        Shares       Per-Share
                                         (Numerator)  (Denominator)     Amount
                                         -----------  -------------   ---------
Basic EPS
   Net earnings                            $ 33.5          28.0        $ 1.19

   Effect of dilutive stock options            --           1.3         (0.05)
                                           ------        ------        ------

Diluted EPS
     Net earnings                          $ 33.5          29.3        $ 1.14
                                           ======        ======        ======

Year Ended December 31, 1997

                                          Income          Shares      Per-Share
                                        (Numerator)    (Denominator)    Amount
                                        -----------    -------------  ---------
Basic EPS
   Net loss                                $(264.4)         27.6        $(9.58)

   Effect of dilutive stock options            --             --            --
                                           ------         ------        ------

Diluted EPS (1)
     Net loss                              $(264.4)         27.6        $(9.58)
                                           ======         ======        ======

(1) Under GAAP, as we were in a net loss position in 1997, 1.0 common share equivalents were not used to compute diluted loss per share, as the effect was antidilutive.

NOTE 16. Business Segment Information

        We adopted Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"), in 1998. SFAS 131 requires segments to be determined and reported based on how management measures performance and makes decisions about allocating resources.

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

For the years ended December 31,          1999             1998             1997
                                        --------         --------         --------
Net sales
  Clinical diagnostics                  $1,418.2         $1,342.5         $  815.2
  Life science research                    390.5            375.7            382.8
  Center                                      --               --               --
                                        --------         --------         --------
      Consolidated                       1,808.7          1,718.2          1,198.0
                                        --------         --------         --------
Operating income (loss)
  Clinical diagnostics                     260.7            172.6           (149.3)
  Life science research                     64.6             44.0             39.3

  Center(a)                               (108.8)          (101.8)          (127.0)
                                        --------         --------         --------
      Consolidated(a)                      216.5            114.8           (237.0)
                                        --------         --------         --------
Interest income
  Clinical diagnostics                      (3.6)            (9.8)            (2.7)
  Life science research                       --               --               --
  Center                                    (4.2)            (3.6)            (3.4)
                                        --------         --------         --------
      Consolidated                          (7.8)           (13.4)            (6.1)
                                        --------         --------         --------
Interest expense
  Clinical diagnostics                        --               --               --
  Life science research                       --               --               --
  Center                                    73.8             87.8             29.4
                                        --------         --------         --------
      Consolidated                      $   73.8         $   87.8         $   29.4
                                        --------         --------         --------

Total assets
  Clinical diagnostics                  $1,460.8         $1,519.2         $1,923.1
  Life science research                    178.4            199.2            161.1
  Center                                   471.6            414.9            246.8
                                        --------         --------         --------
      Consolidated                      $2,110.8         $2,133.3         $2,331.0
                                        --------         --------         --------

        GEOGRAPHIC AREAS

Sales to external customers
  North America                         $1,003.9         $  945.8         $  703.0
  Europe                                   516.6            499.8            323.3
  Asia and Rest of World                   288.2            272.6            171.7
                                        --------         --------         --------
       Consolidated                     $1,808.7         $1,718.2         $1,198.0
                                        ========         ========         ========


Long-lived assets
  North America                         $  746.0         $  814.7         $1,055.8
  Europe                                   308.0            273.3            215.3
  Asia and Rest of World                    90.4             88.7             83.2
                                        --------         --------         --------
       Consolidated                     $1,144.4         $1,176.7         $1,354.3
                                        ========         ========         ========

(a) Includes restructure (credits) charges of $(0.2) million in 1999, $19.1 million in 1998 and $59.4 million in 1997.

QUARTERLY INFORMATION (unaudited)
Tabular dollar amounts in millions, except amounts per share

                    First Quarter       Second Quarter       Third Quarter       Fourth Quarter         Full Year
                   1999      1998       1999      1998      1999      1998      1999       1998      1999       1998
                 --------  --------   --------  --------  --------  --------  --------   --------  --------   --------
Sales            $  405.1  $  399.4   $  446.2  $  434.7  $  440.1  $  400.8  $  517.3   $  483.3  $1,808.7   $1,718.2

Cost of sales       211.2     229.8      234.1     236.5     231.2     207.0     265.6      247.3     942.1      920.6
Gross profit        193.9     169.6      212.1     198.2     208.9     193.8     251.7      236.0     866.6      797.6
Selling,
 general and
 administrative     111.8     119.7      115.5     123.6     117.4     120.2     132.2      128.8     476.9      492.3
Research and
 development         38.8      41.6       42.5      42.2      42.0      41.2      50.1       46.4     173.4      171.4
Restructure
 charge                --        --         --        --        --        --      (0.2)      19.1      (0.2)      19.1
Operating
 income              43.3       8.3       54.1      32.4      49.5      32.4      69.6       41.7     216.5      114.8
Earnings
 (loss)  before
 income taxes        25.1     (12.4)      38.1      14.0      35.2      20.4      56.3       24.6     154.7       46.6
Net earnings
 (loss)          $   17.1  $   (8.4)  $   25.9  $    9.5  $   24.4  $   13.9  $   38.6   $   18.5  $  106.0   $   33.5
Basic earnings
 (loss) per
 share           $   0.60  $  (0.30)  $   0.91  $   0.34  $   0.85  $   0.49  $   1.34   $   0.65  $   3.70   $   1.19
Diluted
 earnings (loss)
 per share       $   0.58  $  (0.30)  $   0.87  $   0.32  $   0.82  $   0.47  $   1.30   $   0.63  $   3.57   $   1.14
Dividends per
 share           $   0.16  $   0.15   $   0.16  $   0.15  $   0.16  $   0.15  $   0.16   $   0.16  $   0.64   $   0.61
Stock price -
 High            $ 55-1/8  $60-7/16   $ 53-1/4  $59-7/16  $ 45-3/8   $63-5/8  $ 51-3/8   $ 54-1/4  $ 55-1/8   $ 63-5/8
Stock price -
 Low             $ 40      $41        $43-7/16  $50-13/16 $ 43-5/8   $    50  $40-15/16  $ 46-1/4  $ 40       $ 41

Bar Chart:  Stock Price By Quarter 1999

Quarter          1st         2nd          3rd          4th
High             55-1/8     53-1/4      45-3/8       51-3/8
Low              40         43-7/16     43-5/8       40-15/16

Bar Chart:  Stock Price By Quarter 1998

Quarter          1st         2nd          3rd          4th
High             60-7/16     59-7/16      63-5/8     54-1/4
Low              41          50-13/16     50         46-1/4

Bar Chart:  Sales By Quarter 1999 (millions)

Quarter          1st         2nd          3rd           4th
Sales            $405.1     $446.2       $440.1       $517.3


Bar Chart:  Sales By Quarter 1998 (millions)

Quarter          1st         2nd          3rd           4th
Sales            $399.4     $434.7       $400.8       $483.3

REPORT BY MANAGEMENT

        The consolidated financial statements and related information for the years ended December 31, 1999, 1998, and 1997 were prepared by management in accordance with Generally Accepted Accounting Principles. Financial data included in other sections of this Annual Report are consistent with that in the consolidated financial statements.

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

JOHN P. WAREHAM                                 AMIN I. KHALIFA

John P. Wareham                                 Amin I. Khalifa
Chairman, President and                         Vice President, Finance
Chief Executive Officer                         and Chief Financial Officer

INDEPENDENT AUDITORS' REPORT

To the Stockholders and Board of Directors of Beckman Coulter, Inc.:

        We have audited the accompanying consolidated balance sheets of Beckman Coulter, Inc. and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Beckman Coulter, Inc. and subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1999 in conformity with generally accepted accounting principles.




KPMG LLP


Orange County, California
January 27, 2000