Form 10-K, Exhibit 13
period 2000-12-31
BECKMAN COULTER INC
filed 2001-03-13
CIK 840467

BECKMAN COULTER 2000 ANNUAL REPORT [DRAFT 3]


                                   EXHIBIT 13


                                WORDS ON NUMBERS
                                 Section of our
                          Annual Report to Stockholders
                               For the Year Ended
                                December 31, 2000


                                TABLE OF CONTENTS

Selected Financial Information
Financial Review
Management's Discussion and Analysis
Consolidated Balance Sheets
Consolidated Statements of Operations
Consolidated Statements of Stockholders' Equity
Consolidated Statements of Cash Flows
Notes to Consolidated Financial Statements
Quarterly Information
Report by Management
Independent Auditors' Report
Other Information
Board of Directors

Bar Chart: Working Capital (millions)

Year                                1996       1997       1998       1999      2000
Working Capital                   $300.1      $81.8     $237.3     $390.5    $426.7


Bar Chart: Income from Operations* (millions)

Year                                1996       1997       1998       1999      2000
Income from Operations            $122.5     $104.4     $133.9     $216.3    $230.2


Bar Chart:   EBITDA* (millions)

Year                                1996       1997       1998       1999      2000
EBITDA                            $217.4     $228.0     $305.9     $372.0    $387.5


Bar Chart:  Dividends Paid Per Share of Common Stock

Year                                1996       1997       1998       1999      2000
Dividends Paid
($ Per Share)                     $0.260     $0.300     $0.305     $0.320    $0.325

*Excludes pre-tax special items in 1997, 1998, 1999 and 2000

SELECTED FINANCIAL INFORMATION
Dollars in millions, except amounts per share

Years Ended December 31,                              2000           1999           1998            1997            1996
-----------------------------------------------    -----------    -----------    -----------     -----------     -----------
Summary of Operations
 Sales                                             $   1,886.9    $   1,808.7    $   1,718.2     $   1,198.0     $   1,028.0

 Operating income before special
  items(1)                                         $     230.2    $     216.3    $     133.9     $     104.4     $     122.5

 Earnings before special items, after
  taxes                                            $     124.1    $     105.9    $      44.7     $      54.0     $      74.7

 Special items:
   In-process research and
    development                                             --             --             --          (282.0)             --
   Restructure credit (charge), net of
    tax                                                    1.4            0.1          (11.2)          (36.4)             --
-----------------------------------------------    -----------    -----------    -----------     -----------     -----------

 Net earnings (loss)                               $     125.5    $     106.0    $      33.5     $    (264.4)    $      74.7
-----------------------------------------------    -----------    -----------    -----------     -----------     -----------

Diluted earnings per
 share before special items                        $      2.01    $      1.79    $      0.76     $      0.98     $      1.29
Diluted earnings (loss) per share                  $      2.03    $      1.79    $      0.57     $     (4.79)    $      1.29
Dividends paid per share of
  common stock                                     $     0.325    $     0.320    $     0.305     $     0.300     $     0.260
Shares outstanding (millions)                             59.7           57.9           56.8            55.3            56.0
Weighted average common shares and dilutive
  common share equivalents (millions)(2)                  61.8           59.3           58.7            55.2            57.8
Other Information:
 Total assets                                      $   2,018.2    $   2,110.8    $   2,133.3     $   2,331.0     $     960.1
 Long-term debt, less current
  maturities                                       $     862.8    $     980.7    $     982.2     $   1,181.3     $     176.6
 Working capital                                   $     426.7    $     390.5    $     237.3     $      81.8     $     300.1
 EBIT before special items(1)(3)                   $     251.4    $     228.3    $     153.5     $     118.9     $     129.6
 Depreciation and amortization
  expense                                          $     136.1    $     143.7    $     152.4     $     109.1     $      87.8
 EBITDA before special items(1)(3)                 $     387.5    $     372.0    $     305.9     $     228.0     $     217.4
 EBITDA(3)                                         $     389.9    $     372.2    $     286.8     $    (113.4)    $     217.4
 Debt to EBITDA before special
  items(1)(3)                                              2.4            2.8            3.7             5.5             0.9
 Capital expenditures                              $     141.3    $     134.9    $     165.2     $     100.9     $     110.5
 Number of employees at December 31,                     9,695          9,520         10,064          11,171           6,079
-----------------------------------------------    -----------    -----------    -----------     -----------     -----------

    (1) Excludes pre-tax special items. Special items include: 1) net restructure (credits) charges of $(2.4), $(0.2), $19.1, and $59.4, in 2000, 1999, 1998, and 1997, respectively, and 2) a one time write-off of $282.0 of acquired in-process research and development relating to the Coulter acquisition in 1997. Including these special items, we reported operating income (loss) of $232.6, $216.5, $114.8, and ($237.0), in 2000, 1999, 1998, and 1997, respectively. We did not incur any special items in 1996.

    (2) Under Generally Accepted Accounting Principles ("GAAP"), as we were in a net loss position in 1997, 2.1 million common share equivalents were not used to compute diluted loss per share, as the effect was antidilutive.

    (3) EBIT is earnings before interest expense and taxes; EBITDA is EBIT before depreciation and amortization expense.

                                FINANCIAL REVIEW

Dollars in millions, except amounts per share

RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, the results of operations as a percentage of sales and on a comparative basis:

                                                                                           2000       1999
Years ended                            % of                 % of                 % of    Compared   Compared
 December 31,            2000         Sales     1999       Sales     1998       Sales   to 1999(2) to 1998(2)
                       ---------      -----   ---------    -----   ---------    -----   ---------- ----------
Sales:
  Clinical
   diagnostics         $ 1,472.2       78.0   $ 1,418.2     78.4   $ 1,342.5     78.1     $ 54.0     $ 75.7
  Life science
   research                414.7       22.0       390.5     21.6       375.7     21.9       24.2       14.8
                       ---------      -----   ---------    -----   ---------    -----     ------     ------
Total sales            $ 1,886.9      100.0   $ 1,808.7    100.0   $ 1,718.2    100.0     $ 78.2     $ 90.5
Cost of sales              995.6       52.8       942.1     52.1       920.6     53.6       53.5       21.5
                       ---------      -----   ---------    -----   ---------    -----     ------     ------
Gross profit               891.3       47.2       866.6     47.9       797.6     46.4       24.7       69.0
Selling, general
 & administrative          476.1       25.2       476.9     26.4       492.3     28.7       (0.8)     (15.4)
Research &
 development               185.0        9.8       173.4      9.5       171.4     10.0       11.6        2.0
                       ---------      -----   ---------    -----   ---------    -----     ------     ------
Operating
 income(1)                 230.2       12.2       216.3     12.0       133.9      7.8       13.9       82.4
Net nonoperating
 expense                    50.7        2.7        61.8      3.4        68.2      4.0      (11.1)      (6.4)
                       ---------      -----   ---------    -----   ---------    -----     ------     ------
Earnings before
 income taxes(1)           179.5        9.5       154.5      8.6        65.7      3.8       25.0       88.8
Income tax
 provision(1)               55.4        2.9        48.6      2.7        21.0      1.2        6.8       27.6
                       ---------      -----   ---------    -----   ---------    -----     ------     ------
Earnings before
 special items,
 after taxes(1)        $   124.1        6.6   $   105.9      5.9   $    44.7      2.6     $ 18.2     $ 61.2
Net earnings           $   125.5        6.7   $   106.0      5.9   $    33.5      1.9     $ 19.5     $ 72.5
                       =========      =====   =========    =====   =========    =====     ======     ======
--------------------------------------------------------------------------------------------------------------
Diluted earnings per
 share before
 special items         $    2.01              $   1.79             $   0.76               $ 0.22     $ 1.03
Diluted earnings
  per share            $    2.03              $   1.79             $   0.57               $ 0.24     $ 1.22
Dividends paid per
  share of common
  stock                $   0.325              $  0.320             $  0.305               $0.005     $0.015
--------------------------------------------------------------------------------------------------------------


(1) Amounts exclude special items. Special items include net restructure (credits) charges of $(2.4), (0.1)% of sales in 2000; $(0.2), (0.01)% of sales in 1999; and $19.1, 1.1% of sales in 1998. Including these special items: 1) operating income was $232.6, 12.3% of sales in 2000; $216.5, 12.0% of sales in 1999; and $114.8, 6.7% of sales in 1998, and 2) earnings before income taxes was $181.9, 9.6% of sales in 2000; $154.7, 8.6% of sales in 1999; and $46.6, 2.7% of sales in 1998.

(2) Parentheses indicate decreases from the comparative period.

    Bar Chart: Sales per employee (thousands)

    Year                                1996       1997       1998       1999      2000
    Sales per employee                  $169       $107       $171       $190      $195


    Bar Chart: SG&A as a % of Sales

    Year                                1996       1997       1998       1999      2000
    SG&A (% of Sales)                   31.1       30.1       28.7       26.4      25.2


    Bar Chart:   R&D Expenses (millions)

    Year                                1996       1997       1998       1999      2000
    R&D Expenses                      $108.4     $123.6     $171.4     $173.4    $185.0

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following review should be read in conjunction with the consolidated financial statements and related notes included on pages 42 through 68. Historical results and percentage relationships are not necessarily indicative of operating results for any future periods.

OVERVIEW

Beckman Coulter simplifies and automates laboratory processes used in all phases of the battle against disease. We design, manufacture, and market systems which consist of instruments, chemistries, software, and supplies that meet a variety of laboratory needs. Our products are used in a range of applications, from instruments used for pioneering medical research, drug discovery and clinical trials to diagnostic tools found in hospitals and physicians' offices. Beckman Coulter competes in market segments that total approximately $31 billion in annual sales worldwide and currently has products which address approximately half of that market.

Beckman Coulter's product lines include virtually all blood tests routinely performed in hospital laboratories and a range of systems for medical and pharmaceutical research. We have more than 125,000 systems operating in laboratories around the world, with approximately two-thirds of annual revenues coming from after-market customer purchases of operating supplies, chemistry kits, and service. Beckman Coulter markets its products in approximately 130 countries, generating approximately 45% of revenues outside the United States. Our strategy is to maintain our position as a leading provider of laboratory systems. To this end, we achieved the following significant milestones in 2000:

        -  Realized record sales volume of $1.887 billion.

        - Launched several key products, including the Biomek(R) FX laboratory automation workstation, the CEQ(TM) 2000XL DNA analysis system and the Avanti(R) J-20XP high performance centrifuge.

        - Received FDA clearance and began shipping the Access(R) Hybritech(R) PSA and free PSA tests for automation on the Access(R) immunoassay system.

        - Entered into a distribution and collaboration agreement with Cellomics, Inc. to offer customers high-content cell screening technologies paired with Beckman Coulter's automated drug discovery systems.

        - Signed a distribution agreement with Promega Corporation to sell their plasmid DNA purification system for use on our Biomek(R) liquid handling workstations.

        - Established the Immunomics Operation based in San Diego, California to focus on developing MHC tetramers for cellular immune response testing and shipped the first ready-to-use iTAg(TM) MHC tetramer reagents for HIV and melanoma research.


1.      Acquisition Activities

The primary focus of our acquisition strategy is to broaden our product offerings. The following table lists some of our acquisitions:

  COMPANY                                        PRODUCT/TECHNOLOGY ACQUIRED          ACQUISITION DATE
  -------                                        ---------------------------          ----------------
  Coulter Corporation ("Coulter")                Hematology & flow cytometry          October 1997
  Sanofi Diagnostics Pasteur ("Sanofi")*         Access(R) immunoassay product line   April 1997
  Sagian, Inc. ("Sagian")**                      High-throughput screening &          December 1996
                                                   robotics technology
  Genomyx, Inc.                                  DNA sequencing technology            October 1996
  Hybritech Incorporated ("Hybritech")           Immunoassays & cancer                January 1996
                                                   diagnostics

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

2.      Events Impacting Comparability

Operating Periods Reported:

Our financial statements include the assets and liabilities and the operating results of subsidiaries operating outside the United States and Canada. Balance sheet amounts for these subsidiaries are as of November 30. The operating results for these subsidiaries are for twelve-month periods ending November 30. However, in order to be consistent with the way we have historically reported our international results, the reporting of the results of operations for Coulter's international subsidiaries were lagged by one month in 1998. Therefore, the results for the year 1998 include only January through November sales and expenses for Coulter subsidiaries outside the United States and Canada. The exclusion of one month's results for Coulter's international subsidiaries was not significant.

Restructure Charges:

In the fourth quarters of 1999, 1998 and 1997, we recorded restructuring charges of $4.3 million, $19.1 million and $59.4 million, respectively, related to certain reorganization activities. In the fourth quarters of 2000 and 1999, we reversed $2.4 million and $4.5 million, respectively, of excess restructure charges taken in prior years. These charges and reversals resulted in net restructuring credits of $(2.4) million and $(0.2) million in 2000 and 1999, respectively. On an after-tax basis, the net restructure (credits) charges were $(1.4) million or $(0.02) per share in 2000, $(0.1) million with no impact on earnings per share in 1999 and $11.2 million or $0.19 per share in 1998. A more detailed discussion of the restructure charges is provided in Note 4 "Provision for Restructuring Operations" of the Notes to Consolidated Financial Statements.

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

Sale of Assets:

During 2000, we sold certain sales-type lease receivables as part of our plan to reduce debt. The net book value of financial assets sold was $73.4 million for which we received approximately $74.1 million in cash proceeds. In 1999 and 1998, we sold similar assets with a net book value of $72.4 million and $67.7 million, respectively, for cash proceeds of $74.0 million and $68.9 million, respectively.

In 2000, 1999 and 1998, as a result of our Coulter integration activities, we reduced excess facilities outside the United States, which added $3.2 million, $3.9 million and $3.0 million, respectively, to non-operating income.

3.      Results of Operations

2000 Compared with 1999:

Sales in 2000 were $1,886.9 million, an increase of 4.3% (6.6% excluding the effect of foreign currency rate changes) compared to $1,808.7 million reported in 1999. In 2000, clinical diagnostics sales were $1,472.2 million and life science research sales were $414.7 million, an increase of 3.8% and 6.2%, respectively, compared to $1,418.2 million and $390.5 million, respectively, in 1999. After adjusting for currency, clinical diagnostics and life science research sales increased 6.0% and 8.8% in 2000 as compared to 1999, respectively.

                                                                                         Constant
                                                                            Reported     Currency
                                                     2000        1999       Growth %      Growth %
                                                   --------    ---------    --------     ---------
       Routine Chemistry                           $  527.1    $   471.3        11.8         13.1
       Immunodiagnostics                              346.1        338.1         2.4          5.6
                                                   --------    ---------    --------      -------
          Total Chemistry                             873.2        809.4         7.9         10.0

       Hematology                                     397.3        413.1        (3.8)        (1.8)
       Cytometry                                      162.7        157.5         3.3          6.8
                                                   --------    ---------    --------      -------
          Total Cellular Analysis                     560.0        570.6        (1.9)         0.6

       Particle Characterization                       39.0         38.2         2.1          3.4
                                                   --------    ---------    --------      -------
          Total Clinical Diagnostics                1,472.2      1,418.2         3.8          6.0
                                                   --------    ---------    --------      -------

       Robotic Automation/Genetic Analysis            126.0         90.8        38.8         42.3
       Centrifuge/Analytical Systems                  288.7        299.7        (3.7)        (1.3)
                                                   --------    ---------    --------      -------
          Total Life Science Research                 414.7        390.5         6.2          8.8
                                                   --------    ---------    --------      -------

          Total Beckman Coulter                    $1,886.9    $ 1,808.7         4.3          6.6
                                                   ========    =========    ========      =======


In the first quarter of 2000, we realigned our geographic reporting structure. Our Latin America operations, which were formerly reported with the "Asia and Rest of World" geographic area, are now reported in the "Americas" geographic area along with our North America operations. Prior year amounts have been reclassified to conform to the current year presentation. Sales in the various geographical segments of our business were as follows (in millions):


                                                                                          Constant
                                                                            Reported      Currency
                                                    2000         1999       Growth %      Growth %
                                                   --------    ---------    ---------     --------
       Clinical Diagnostics
          Americas                                 $  924.7    $   835.9        10.6         10.6
          Europe                                      380.3        409.7        (7.2)         1.7
          Asia                                        167.2        172.6        (3.1)        (5.9)
                                                   --------    ---------    --------      -------
             Total Clinical Diagnostics             1,472.2      1,418.2         3.8          6.0

       Life Science Research
          Americas                                    243.0        221.8         9.6          9.5
          Europe                                      101.4        106.9        (5.1)         6.4
          Asia                                         70.3         61.8        13.8         10.4
                                                   --------    ---------    --------      -------
             Total Life Science Research              414.7        390.5         6.2          8.8

       Total Beckman Coulter
          Americas                                  1,167.7      1,057.7        10.4         10.4
          Europe                                      481.7        516.6        (6.8)         2.7
          Asia                                        237.5        234.4         1.3         (1.6)
                                                   --------    ---------    --------      -------

             Total Beckman Coulter                 $1,886.9    $ 1,808.7         4.3          6.6
                                                   ========    =========    ========      =======

Sales growth during 2000 was affected by the following:

        - The clinical diagnostics segment, led by the Americas, experienced strong sales growth in routine chemistry, driven by record placements of SYNCHRON(R) LX20's and Power Processors. Immunodiagnostics sales growth was led by Access(R) immunoassay system unit placements and corresponding orders for consumables, including PSA and free PSA tests, offset by declines in protein testing in Europe due to government reimbursement changes. Hematology sales declined due to significant backlog shipments of GEN S(TM) slidemakers in 1999. Cytometry growth was driven by new system sales and strong reagent demand.

        - The life science research segment was led by our robotic automation/ genetic analysis products, including placements of our Biomek(R) 2000 and new Biomek(R) FX liquid handling systems, and our new CEQ(TM) 2000XL capillary electrophoresis-based DNA sequencer, partially offset by decreased sales of analytical systems.

        - Europe reported sales decreased 6.8% in 2000 versus 1999, as compared to a constant currency growth rate of 2.7% for the same period as a result of the weakening euro compared to the U.S. dollar.

        -  Asia sales were dampened due to softness in the Japanese market.

Gross profit as a percentage of sales in 2000 was 47.2%, 0.7 percentage points lower than the prior year. The decrease in gross profit percentage was due to three factors. First, the effects of foreign currency exchange rates resulted in a gross profit decrease of approximately $30 million or 0.6 percentage points. Second, we had a slightly higher mix of instruments to after-market sales of supplies, chemistry kits and services. Instruments typically have lower gross margins as compared to after-market sales. Third, we had a one-time $16.6 million sale of clinical chemistry assets in Spain in the first quarter of 2000 which contributed a lower gross margin than historical company levels. On a constant currency basis, and excluding the aforementioned one-time transaction, gross profit would have been 48.1% in 2000.

Selling, general and administrative ("SG&A") expenses declined $0.8 million to $476.1 million or 25.2% of sales in 2000 from $476.9 million or 26.4% of sales in the prior year. The improvement in SG&A as a percentage of sales is due to further synergies from the Coulter integration.

Research and development ("R&D") expenses increased $11.6 million to $185.0 million or 9.8% of sales in 2000 from $173.4 million or 9.6% of sales in the prior year. The increase in R&D is due to investments in new technologies, such as MHC tetramers.

During 2000 and 1999, we reversed $2.4 million and $4.5 million, respectively, of excess restructuring charges that were taken in prior years. These reversals resulted in net restructuring credits of $2.4 million and $0.2 million in 2000 and 1999, respectively, which are included in "Restructure (credit) charge" on the Consolidated Statements of Operations. See Note 4 "Provision for Restructuring Operations" of the Notes to Consolidated Financial Statements for additional discussion.

Interest expense declined $1.9 million to $71.9 million in 2000 compared to $73.8 million in 1999 primarily due to $115.8 million reduction in debt, partially offset by increased interest rates.

Other non-operating income increased $10.7 million to $14.9 million in 2000 compared to $4.2 million in 1999. The increase in other non-operating income is primarily due to increased foreign currency hedging gains as a result of our hedging programs.

Net earnings for 2000 were $125.5 million or $2.03 per diluted share compared to $106.0 million or $1.79 per diluted share in 1999. The increase in net earnings was primarily due to the various reasons discussed previously.

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

                                    1999              % INCREASE                 1998
                                  --------            -----------             --------
      Americas                    $1,057.7                6.1%                $  996.7
      Europe                         516.6                3.4%                   499.8
      Asia                           234.4                5.7%                   221.7
                                   -------                ----                --------
          Total                   $1,808.7                5.3%                $1,718.2
                                  ========                ====                ========

Sales growth during 1999 was driven by the following:

        - The clinical diagnostics segment was led by placements of the clinical chemistry, immunodiagnostics and cellular analysis instrument systems.

        - The life science research segment was led by our robotic automation/genetic analysis products, driven by biotechnology and pharmaceutical company purchases of SAGIAN(TM) Core Systems for high-throughput screening of candidate drug compounds and the newly introduced sequencing and fragment analysis on the CEQ(TM) 2000 DNA analysis systems.

        - European sales growth was dampened by continued softness in the German market.

        - Asia sales growth was the result of a stronger economy in the Asia Pacific region, led primarily by Japan during the second half of 1999, where placements of cellular analysis systems and life science research products increased compared to 1998.

        - Americas sales increased due to synergies from the integration of the Beckman and Coulter organizations, as a result of our global strategy. In addition to giving us scale for profitability, the Coulter acquisition has allowed Beckman Coulter to offer a broad spectrum of product offerings to clinical diagnostics laboratories, covering nearly all routine blood tests.

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

Interest expense decreased $14.0 million or 16.0% between 1998 and 1999 primarily due to a lower average debt balance. Interest income declined $5.6 million or 41.8% from 1998 to 1999 as a result of the sale of customer lease receivables (see "Sale of Assets" discussed previously).

In accordance with our integration plans, we continue to move manufacturing of certain products from various Beckman Coulter facilities to Ireland. We expect the additional expenses associated with these moves to be offset by tax savings, which will result from manufacturing in a lower tax rate jurisdiction.

Net earnings for 1999 were $106.0 million or $1.79 per diluted share compared to $33.5 million or $0.57 per diluted share ($44.7 million or $0.76 per diluted share before restructure charge) in 1998. The increase in net earnings was primarily due to the various reasons discussed previously.

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

        -  working capital requirements; and

        -  capital expenditures.

In 2000, cash provided by operations was $209.1 million compared to $212.6 million provided by operations in 1999 and $1.8 million used by operations in 1998. The decrease between 2000 and 1999 of $3.5 million is primarily due to increased payments related to accounts payable and accrued expenses, offset by an increase in earnings before depreciation and amortization of $11.9 million and a $29.5 million improvement in converting accounts receivable into cash. The increase between 1999 and 1998 is primarily due to a $63.8 million increase in net earnings, after adding back the effects of depreciation and amortization. Also contributing to the increase in cash provided by operations were the relatively low 1999 payments related to accounts payable and accrued expenses as compared to 1998. In 1998, a major portion of the payments was related to purchased and assumed liabilities recorded as part of the Coulter acquisition. The improvements were partially offset by increases in receivables and inventories due to increased sales. Additionally, the 2000, 1999 and 1998 results included $74.1 million, $74.0 million and $68.9 million, respectively, in cash proceeds from the sale of lease receivables.

Investing activities used $113.4 million of cash in 2000 compared to $118.6 million used in 1999 and $123.4 million provided in 1998. In 1998, we received cash proceeds of $242.8 million from the sale-leaseback of four real estate properties. Excluding this, 1998 cash used in investing activities was $119.4 million. In 2000, we sold certain clinical chemistry assets in Spain to a third party distributor for $16.6 million, of which we have received $15.4 million in cash proceeds through December 31, 2000.

Financing activities used $97.1 million of cash flows in 2000 compared to $84.2 million in 1999 and $130.0 million in 1998. Net cash paid to reduce our debt amounted to $113.7 million, $90.4 million and $141.5 million in 2000, 1999 and 1998, respectively. Additionally, we paid $19.3 million, $18.4 million and $17.1 million in dividends to our stockholders in 2000, 1999 and 1998, respectively. These amounts were partially offset by proceeds received from the issuance of stock of $35.9 million, $24.6 million and $28.6 million, in 2000, 1999 and 1998, respectively.

Based upon current levels of operations, anticipated cost savings and future growth, we believe our cash flow from operations, together with available borrowings under the credit facility ($255.0 million as of December 31, 2000; see further discussion at Note 7 "Debt Financing" of the Notes to Consolidated Financial Statements) and other sources of liquidity (including other credit facilities, leases and any other available financing sources) will be adequate to meet our anticipated requirements for interest payments and other debt service obligations, working capital, capital expenditures, lease payments and other operating needs, until the maturity of the credit facility in 2002. Given our history of debt reductions, we expect that we will have paid down a substantial amount of our credit facility by its maturity. As such, we expect that we will have the flexibility to look at various types of financing including, but not limited to, various forms of debt and/or commercial paper. There can be no assurance, however, that our business will continue to generate cash flow at or above current levels or that estimated cost savings or growth can be achieved. Future operating performance and our ability to service or refinance existing indebtedness, including the credit facility, will be subject to future economic conditions and to financial, business and other factors, many of which are beyond our control.

Financial Risk Management:

Our risk management program, developed by senior management and approved by the board of directors, seeks to minimize the potentially negative effects of changes in foreign exchange rates and interest rates on the results of operations. Our primary exposures to fluctuations in the financial markets are to changes in foreign exchange risk and interest rates.

Foreign exchange risk arises because our reporting currency is the U.S. dollar and we generate approximately 45% of our revenues in various foreign currencies. U.S. dollar-denominated costs and expenses as a percentage of total operating costs and expenses are much greater than U.S. dollar-denominated sales as a percentage of total net sales. As a result, appreciation of the U.S. dollar against our major trading currencies has a negative impact on our results of operations, and depreciation of the U.S. dollar against such currencies has a positive impact.

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

On January 1, 2000, the countries of the European Union adopted a single currency, the "euro". The euro will, after January 1, 2002, be the only official currency in the European Union countries. Although the effect of this conversion on the results of our operations may be significant from a foreign currency or product pricing perspective, we are unable to measure such impact at this time. See details on the euro conversion under "Euro - the New European Currency".

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

We estimated the sensitivity of the fair value of all derivative foreign exchange contracts to a hypothetical 10% strengthening and 10% weakening of the spot exchange rates for the U.S. dollar against the foreign currencies at December 31, 2000. The analysis showed that a 10% strengthening of the U.S. dollar would result in a gain in fair value of $14.4 million and a 10% weakening of the U.S. dollar would result in a loss in fair value of $13.5 million in these instruments. Losses and gains on the underlying transactions being hedged would largely offset any gains and losses on the fair value of derivative contracts. These offsetting gains and losses are not reflected in the above analysis.

Similarly, we performed a sensitivity analysis on our variable rate debt instruments and derivatives. A one percentage point increase or decrease in interest rates was estimated to decrease or increase next year's pre-tax earnings by $6.4 million based on the amount of debt outstanding at year-end.

For further discussion of this topic, see Note 7 "Debt Financing" and Note 8 "Derivatives" of the Notes to Consolidated Financial Statements.

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

Environmental Matters:

We are subject to federal, state, local and foreign environmental laws and regulations. Although we continue to make expenditures for environmental protection, we do not anticipate any significant expenditures to comply with such laws and regulations that would have a material impact on our results of operations, financial position or liquidity. We believe our operations comply in all material respects with applicable federal, state, and local environmental laws and regulations.

To address contingent environmental costs, we establish reserves when such costs are probable and can be reasonably estimated. Based on current information and regulatory compliance (taking third party indemnities into consideration), we believe we have established adequate reserves for environmental expenditures. We may incur additional costs that exceed the reserves. However, based on current knowledge, we do not expect such amounts to have a material impact on our results of operations, financial position or liquidity, although we do not give any assurance in this regard. See further discussion in Note 13 "Commitments and Contingencies" of the Notes to Consolidated Financial Statements.

Litigation:

We are currently, and are from time to time, subject to claims and lawsuits arising in the ordinary course of our business. Some examples of the types of claims are:

        -  intellectual property;

        -  contractual obligations;

        -  competition; and

        -  employment matters.

In certain such actions, the plaintiffs may request punitive or other damages or nonmonetary relief, which may not be covered by insurance. If granted, nonmonetary relief could materially affect the conduct of our business. We accrue for probable liabilities involved in these matters as they become known and can be reasonably estimated. In our opinion (taking third party indemnities into consideration), the various asserted claims and litigation in which we are currently involved are not reasonably likely to have a material adverse effect on our business, results of operations, financial position or liquidity. However, we do not give any assurance as to the ultimate outcome of such claims and litigation. The resolution of such claims and litigation could be material to our operating results for any particular period, depending on the level of income for such period. See further discussion of these matters in Note 13 "Commitments and Contingencies" of the Notes to Consolidated Financial Statements.

Euro - the New European Currency:

The countries of the European Union have adopted a single currency, the "euro". The euro came into existence on January 1, 2000, and can be used for transactions within and between the countries of the Economic and Monetary Union (Austria, Belgium, Finland, France, Germany, Holland, Ireland, Italy, Luxembourg, Portugal and Spain), with national currencies expressed as a denomination (national currency units) of the euro. During the three-year transition period following its introduction, countries will be allowed to transact business both in the euro and in their own currencies at fixed exchange rates. On January 1, 2002, the euro will be the only currency in Economic and Monetary Union countries.

We conduct business in approximately 130 countries, generating nearly 45% of revenues outside the United States. A significant portion of our business is conducted in Europe. The introduction of the euro requires that we make modifications to our internal operations as well as to our external business arrangements. For example, product pricing and sales proposals are now available in the euro. Similarly, our billing and disbursement functions have been modified to reflect the use of the euro.

We established a six-member task force that identified the issues related to the introduction of the euro and developed and implemented a plan to address those issues. Major initiatives resulting from the recommendations of the task force are to:

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

Recent Accounting Developments:

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities"("SFAS 133"). The provisions of the statement require the recognition of all derivatives as either assets or liabilities in the consolidated balance sheet and the measurement of those instruments at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. Pursuant to SFAS 133, we intend on designating our derivatives as either 1) hedges for exposures to changes in fair values of recognized assets or liabilities, or 2) as hedges for cash flow exposures of forecasted transactions. This statement, as amended, is effective in the first quarter of 2001. The adoption of SFAS 133 on January 1, 2001 resulted in a charge representing the cumulative effect of an accounting change of $3.1 million (net of tax). This charge will be included in our consolidated statements of operations during the quarter ended March 31, 2001.

In September 2000, the FASB issued Statement of Financial Accounting Standards No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("SFAS 140"). The statement replaces Statement of Financial Accounting Standards No. 125 and is effective for us in the second quarter of 2001. SFAS 140 revises the accounting for securitizations and other transfers of financial assets. The adoption of SFAS 140 is not expected to have a material effect on our financial position or results of operations.

5.  Business Climate

The clinical diagnostics and life science research markets are highly competitive with many manufacturers around the world. These markets continue to be unfavorably impacted by the economic weakness in parts of Europe and Asia and government and healthcare cost containment initiatives in general. The life science research market also continues to be affected by governmental constraints on research and development spending outside the United States.

In the clinical diagnostics market, attempts to lower costs and to increase productivity have led to further consolidation among healthcare providers in the United States, resulting in more powerful provider groups that continue to leverage their purchasing power to contain costs. Preferred supplier arrangements and combined purchases are becoming more commonplace. Consequently, it has become essential for manufacturers to provide cost-effective diagnostic systems to remain competitive. Cost containment initiatives in the United States and in the European healthcare systems will continue to be factors which may affect our ability to maintain or increase sales. Future profitability may also be adversely affected if the relative value of the U.S. dollar strengthens against certain currencies.

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

With our leadership position in cellular analysis and our extensive capabilities in routine chemistry and immunodiagnostics, we are able to offer a broad range of automated systems that together can perform more than 75% of a hospital laboratory's test volume and essentially 100% of the blood tests that are considered routine. We believe we are able to provide significant value-added benefits, enhanced through our expertise in simplifying and automating laboratory processes, to our customers.

Our new products originate from four sources:

        -  internal research and development programs;

        - external collaborative efforts with individuals in academic institutions and technology companies;

        - devices and techniques that are generated in customers' laboratories; and

        -  business and technology acquisitions.

During 2000, we made a commitment to the commercialization of a new Tetramer technology, which operates on flow cytometry platforms. This new cellular immune response technology has the potential to establish an entirely new testing category for measuring and monitoring the immune response system. We have established an Immunomics operation to focus on this technology with shipments of our first ready-to-use iTAg MHC Tetramer reagents for HIV and melanoma occuring in the fourth quarter of 2000. We also provided custom Tetramer reagents to several bio-pharma companies for use in clinical trials.

The size and growth of our markets are influenced by a number of factors, including:

        -  technological innovation in bioanalytical practice;

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

        - increasing expenditures on diseases requiring costly treatment and monitoring (for example, AIDS and cancer); and

        - expanding demand for improved healthcare services in developing countries.

In addition to the business climate factors discussed previously, the following economic factors may influence our business:

        - Currency fluctuations - as approximately 45% of our revenues are generated outside the United States and given the recent fluctuations in foreign currencies, we may experience volatility in sales and operating income; and

        - Interest rates - as approximately 70% of our debt is under variable interest rate terms. This percentage includes the effect of our reverse interest rate swap derivatives which change the character of the interest rate on our long-term debt by effectively converting a fixed rate to a variable rate. See Note 8 "Derivatives" of the Notes to Consolidated Financial Statements.

6.      Taxes

We are subject to income taxation in many jurisdictions throughout the world. Our effective tax rate and income tax liabilities will be affected by a number of factors, such as:

        -  the amount of taxable income in particular jurisdictions;

        -  the tax rate in particular jurisdictions;

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

        -  the effects of euro conversion and inflation on our operations; and

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

        -  the effects of potential healthcare reforms;

        -  fluctuations in foreign exchange rates and interest rates;

        -  reliance on patents and other intellectual property;

        - unanticipated reductions in cash flows and difficulty in sales of assets;

        -  future effective tax rate;

        -  unanticipated euro problems; and

        -  other factors that cannot be identified at this time.

Although we believe we have the product offerings and resources required to achieve our objectives, actual results could differ materially from those anticipated by these forward-looking statements. There can be no assurance that events anticipated by these forward-looking statements will in fact transpire as expected.

CONSOLIDATED BALANCE SHEETS
In millions, except amounts per share

                                                                     December 31,
---------------------------------------------------------- ----------------------------------
                                                                  2000             1999
                                                                --------          --------
Assets
Current assets
 Cash and equivalents                                           $   29.6          $   34.4
 Trade and other receivables                                       536.7             566.4
 Inventories                                                       332.1             313.1
 Deferred income taxes                                                --              21.5
 Other current assets                                               29.4              31.0
                                                                --------          --------
  Total current assets                                             927.8             966.4
Property, plant and equipment, net                                 298.2             305.9
Goodwill, less accumulated amortization of $37.2
 in 2000 and $26.3 in 1999                                         331.7             344.7
Other intangibles, less accumulated amortization
 of $66.1 in 2000 and $46.8 in 1999                                382.7             399.9
Other assets                                                        77.8              93.9
                                                                --------          --------
  Total assets                                                  $2,018.2          $2,110.8
                                                                ========          ========
---------------------------------------------------------- ----------------- ----------------

Liabilities and Stockholders' Equity
Current liabilities
 Accounts payable                                               $   95.2          $  131.4
 Notes payable                                                      42.9              39.0
 Current maturities of long-term debt                                9.2              11.0
 Accrued expenses                                                  281.3             342.7
 Income taxes                                                       58.3              51.8
 Deferred income taxes                                              14.2                 -
                                                                --------          --------
  Total current liabilities                                        501.1             575.9
Long-term debt, less current maturities                            862.8             980.7
Deferred income taxes                                               28.8              38.7
Other liabilities                                                  281.6             287.6
                                                                --------          --------
  Total liabilities                                              1,674.3           1,882.9
Commitments and contingencies (see Note 13)
Stockholders' equity
 Preferred stock, $0.10 par value; authorized 10.0
  shares; none issued                                                 --                --
 Common stock, $0.10 par value; authorized 300.0
  shares; shares issued 59.7 and 58.2 at 2000 and
  1999, respectively; shares outstanding 59.7 and
  57.9 at 2000 and 1999, respectively                                6.0               5.8
 Additional paid-in capital                                        170.0             134.5
 Retained earnings                                                 226.3             120.1
 Accumulated other comprehensive loss:
  Cumulative foreign currency translation
   adjustments                                                     (58.4)            (24.3)
 Treasury stock, at cost                                              --              (8.2)
                                                                --------          --------
  Total stockholders' equity                                       343.9             227.9
                                                                --------          --------
  Total liabilities and stockholders' equity                    $2,018.2          $2,110.8
                                                                ========          ========
---------------------------------------------------------- ----------------- ----------------


See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
In millions, except amounts per share

                                                                 Years ended December 31,
------------------------------------------------------- --------------------------------------------
                                                            2000           1999           1998
                                                          --------      --------        --------
Sales                                                     $1,886.9      $1,808.7        $1,718.2
Cost of sales                                                995.6         942.1           920.6
                                                          --------      --------        --------
Gross profit                                                 891.3         866.6           797.6
                                                          --------      --------        --------

Operating costs and expenses

 Selling, general and administrative                         476.1         476.9           492.3
 Research and development                                    185.0         173.4           171.4
 Restructure (credit) charge                                  (2.4)         (0.2)           19.1
                                                          --------      --------        --------
                                                             658.7         650.1           682.8
                                                          --------      --------        --------

Operating income                                             232.6         216.5           114.8
                                                          --------      --------        --------

Nonoperating (income) expense
 Interest income                                              (6.3)         (7.8)          (13.4)
 Interest expense                                             71.9          73.8            87.8
 Other, net                                                  (14.9)         (4.2)           (6.2)
                                                          --------      --------        --------
                                                              50.7          61.8            68.2
                                                          --------      --------        --------
Earnings before income taxes                                 181.9         154.7            46.6
Income taxes                                                  56.4          48.7            13.1
                                                          --------      --------        --------

Net earnings                                              $  125.5      $  106.0        $   33.5
                                                          ========      ========        ========

------------------------------------------------------- --------------------------------------------

Basic earnings per share                                  $   2.13      $   1.85        $   0.60
                                                          ========      ========        ========

Weighted average number of shares outstanding                 58.8          57.3            56.1
                                                          ========      ========        ========

------------------------------------------------------- --------------------------------------------

Diluted earnings per share                                $   2.03      $   1.79        $   0.57
                                                          ========      ========        ========
Weighted average number of shares and dilutive
 securities outstanding                                       61.8          59.3            58.7
                                                          ========      ========        ========

------------------------------------------------------- --------------------------------------------

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
In millions, except amounts per share

                                                                                                          Total
                                                                   Accumulated                 Total     Compre-
                                         Additional                   Other                   Stock-     hensive
                                Common     Paid-in    Retained    Comprehensive  Treasury    holders'    (Loss)
                                 Stock     Capital    Earnings        Loss         Stock      Equity     Income
----------------------------------------------------------------------------------------------------------------
Stockholders' equity at
December 31, 1997               $ 5.8      $126.6     $  16.1       $ (13.8)     $(52.9)     $ 81.8
----------------------------------------------------------------------------------------------------------------
Net earnings                                             33.5                                  33.5     $ 33.5
Foreign currency
 translation adjustments                                               (0.1)                   (0.1)      (0.1)
----------------------------------------------------------------------------------------------------------------
Comprehensive income for
 the year ended
 December 31, 1998                                       33.5          (0.1)                            $ 33.4
Dividends to
 stockholders,
 $0.305 per share                                       (17.1)                                (17.1)
Employee stock purchases                      5.3                                  23.5        28.8
----------------------------------------------------------------------------------------------------------------
Stockholders' equity at
December 31, 1998               $ 5.8      $131.9     $  32.5       $ (13.9)     $(29.4)     $126.9
----------------------------------------------------------------------------------------------------------------
Net earnings                                            106.0                                 106.0     $106.0
Foreign currency
 translation adjustments                                              (10.4)                  (10.4)     (10.4)
----------------------------------------------------------------------------------------------------------------
Comprehensive income for
 the year ended
 December 31, 1999                                      106.0         (10.4)                            $ 95.6
Dividends to
 stockholders,
 $0.320 per share                                       (18.4)                                (18.4)
Employee stock purchases                      2.6                                  21.2        23.8
----------------------------------------------------------------------------------------------------------------
Stockholders' equity at
December 31, 1999               $ 5.8      $134.5     $ 120.1       $ (24.3)     $ (8.2)     $227.9
----------------------------------------------------------------------------------------------------------------
Net earnings                                            125.5                                 125.5     $125.5
Foreign currency
 translation adjustments                                              (34.1)                  (34.1)     (34.1)
----------------------------------------------------------------------------------------------------------------
Comprehensive income for
 the year ended
 December 31, 2000                                      125.5         (34.1)                            $ 91.4
Dividends to
 stockholders,
 $0.325 per share                                       (19.3)                                (19.3)
Employee stock purchases          0.2        27.5                                   8.2        35.9
Tax benefit from
 exercise of non-
 qualified stock options                      8.0                                               8.0
----------------------------------------------------------------------------------------------------------------
Stockholders' equity at
December 31, 2000               $ 6.0      $170.0     $ 226.3       $ (58.4)    $            $343.9
----------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
In millions

                                                                   Years ended December 31,
--------------------------------------------------------- -------------------------------------------
                                                              2000          1999           1998
                                                             -------       -------       -------
Cash Flows from Operating Activities
 Net earnings                                                $ 125.5       $ 106.0       $  33.5
 Adjustments to reconcile net earnings to net
   cash provided (used) by operating activities:
    Depreciation and amortization                              136.1         143.7         152.4
    Gain on sale of property, plant and equipment               (3.2)         (3.9)         (3.0)
    Net deferred income taxes                                   18.6          34.8          (5.0)
    Proceeds from sale of sales-type lease
      receivables                                               74.1          74.0          68.9
    Changes in assets and liabilities:
      Trade and other receivables                              (53.7)        (83.2)        (58.3)
      Inventories                                               (5.1)        (11.2)         23.9
      Accounts payable and accrued expenses                    (78.3)        (30.0)       (204.8)
      Other                                                     (4.9)        (17.6)         (9.4)
                                                             -------       -------       -------
        Net cash provided (used) by operating
          activities                                           209.1         212.6          (1.8)
                                                             -------       -------       -------

Cash Flows from Investing Activities
 Additions to property, plant and equipment                   (141.3)       (134.9)       (165.2)
 Proceeds from disposal of property, plant and
  equipment                                                     19.4          16.3          45.4
 Proceeds from sale of certain clinical
  chemistry assets                                              15.4             -             -
 Proceeds from sale-leaseback of real estate                       -             -         242.8
 Sales of short-term investments                                   -             -           0.4
 Purchase of investments                                        (6.9)            -             -
                                                             -------       --------      --------
       Net cash (used) provided by investing
         activities                                           (113.4)       (118.6)        123.4
                                                             -------       -------       -------

Cash Flows from Financing Activities
 Dividends to stockholders                                     (19.3)        (18.4)        (17.1)
 Proceeds from issuance of stock                                35.9          24.6          28.6
 Net notes payable (reductions) borrowings                       4.7         (72.1)         56.6
 Long-term debt borrowings                                         -          41.6         411.2
 Long-term debt reductions                                    (118.4)        (59.9)       (609.3)
                                                             -------       -------       -------
       Net cash used by financing activities                   (97.1)        (84.2)       (130.0)
Effect of exchange rates on cash and equivalents                (3.4)         (0.1)            -
                                                             -------       -------       --------
Increase (decrease) in cash and equivalents                     (4.8)          9.7          (8.4)
Cash and equivalents-beginning of year                          34.4          24.7          33.1
                                                             -------       -------       -------
Cash and equivalents-end of year                             $  29.6       $  34.4       $  24.7
                                                             =======       =======       =======
--------------------------------------------------------- -------------------------------------------

Supplemental Disclosures of Cash Flow Information
    Cash paid during the period for:
    Cash payments for interest                               $  69.8       $  76.5       $  88.4
    Cash payments for income taxes                           $  31.8       $  23.0       $  20.4
  Non-cash investing and financing activities:
    Purchase of equipment under capital lease                $   3.4       $   3.0       $   9.7
    Receivable from sale of certain clinical
      chemistry assets                                       $   1.2       $     -       $     -
    Issuance of restricted stock as employee
      compensation                                           $     -       $  (0.8)      $   0.3
--------------------------------------------------------- -------------------------------------------

See accompanying notes to consolidated financial statements.

BECKMAN COULTER, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Tabular dollar amounts in millions, except amounts per share


1. Nature of Business and Summary of Significant Accounting Policies

Nature of Business

Beckman Coulter simplifies and automates laboratory processes used in all phases of the battle against disease. The Company designs, manufactures, and markets systems which consist of instruments, chemistries, software, and supplies that meet a variety of laboratory needs. Its products are used in a range of applications, from instruments used for pioneering medical research, drug discovery and clinical trials to diagnostic tools found in hospitals and physicians' offices. Beckman Coulter competes in market segments that total approximately $31 billion in annual sales worldwide and currently has products which address approximately half of that market.

Beckman Coulter's product lines include virtually all blood tests routinely performed in hospital laboratories and a range of systems for medical and pharmaceutical research. The Company has more than 125,000 systems operating in laboratories around the world, with approximately two-thirds of annual revenues coming from after-market customer purchases of operating supplies, chemistry kits, and service. Beckman Coulter markets its products in approximately 130 countries, generating approximately 45% of revenues outside the United States.

Principles of Consolidation

The consolidated financial statements include the accounts of Beckman Coulter, Inc., and its wholly owned subsidiaries (the "Company"). All significant intercompany transactions have been eliminated from the consolidated financial statements. Balance sheet amounts for subsidiaries operating outside the United States and Canada are as of November 30. The operating results for the Company's international subsidiaries (except Canada) are for the twelve-month periods ending on November 30, with one exception: Coulter Corporation ("Coulter") was acquired October 31, 1997 and the results of Coulter and its international subsidiaries are included subsequent to that date. However, in order to be consistent with the way the Company reports its international results, the reporting of Coulter's international subsidiaries' results of operations were lagged by one month in 1998. Therefore, the results of 1998 include only January through November sales and expenses for Coulter's subsidiaries outside the United States and Canada. The exclusion of one month's results for Coulter's international subsidiaries in 1998 was not significant.

Use of Estimates

The preparation of financial statements in conformity with Generally Accepted Accounting Principles ("GAAP") requires management to make estimates and assumptions, including accounts receivable and inventory valuations, warranty, value of long-lived assets, pension obligations, environmental and litigation obligations, income taxes, etc. These estimates and assumptions affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Financial Instruments

The carrying values of the Company's financial instruments approximate their fair value at December 31, 2000 and 1999, with the exception of certain derivative financial instruments discussed in Note 8. Management estimates are used to determine the market value of cash and equivalents, trade and other receivables, notes payable, accounts payable, and amounts included in other current assets, other assets and accrued expenses meeting the definition of a financial instrument. Quotes from financial institutions are used to determine market values of the Company's debt and derivative financial instruments.


                                     -FN1-

Foreign Currency Translation

Non-U.S. assets and liabilities are translated into U.S. dollars using year-end exchange rates. Operating results are translated at exchange rates prevailing during the year. The resulting translation adjustments are accumulated as a separate component of stockholders' equity. Gains and losses from translation remeasurements relating to foreign entities deemed to be operating in U.S. dollar functional currency or in highly inflationary economies are included in the Consolidated Statements of Operations.

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

Goodwill and Other Intangibles

Goodwill represents the excess of the purchase price over the estimated fair value of the tangible and intangible net assets acquired. Goodwill is amortized on a straight-line basis over 40 years. Other intangibles consist primarily of patents, trademarks and customer base arising from business combinations. Other intangibles are amortized on a straight-line basis over periods ranging from 15 to 30 years.

Accounting for Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. If the fair value is less than the carrying amount of the asset, a loss is recognized for the difference.

Revenue Recognition

Revenue is recognized when it is realizable and earned. For products, revenue is recognized when a product is shipped, except when a customer enters into an operating-type lease agreement, revenue is recognized over the life of the lease. Under a sales-type lease agreement, revenue is recognized at the time of shipment with interest income recognized over the life of the lease. Service revenues are recognized ratably over the life of the service agreement or as service is performed, if not under contract. For those equipment sales which include other obligations, such as providing after market supplies and/or service, we allocate revenue based on the relative fair values of the individual components. Credit is extended based upon the evaluation of the customer's financial condition and generally does not require collateral.

In December 1999, the SEC issued Staff Accounting Bulletin No. 101 ("SAB 101"). SAB 101, as amended, provides the SEC's views in applying Generally Accepted Accounting Principles to selected revenue recognition issues. The adoption of SAB 101 did not cause a material change to the Company's existing revenue recognition policies.


                                     -FN2-

Nonoperating Income and Expenses

The Company's nonoperating income and expenses are generally comprised of four items: (i) interest income, (ii) interest expense, (iii) foreign exchange gains or losses, and (iv) income (loss) from investments that are non-core or are accounted for as a minority interest. Interest income typically includes income from sales-type leases and interest on cash equivalents and other investments. Foreign exchange gains or losses are primarily the result of the Company's hedging activities and are recorded net of any premiums paid. Other nonoperating gains and losses are most frequently the result of one-time items such as asset sales.

Recent Accounting Developments

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities"("SFAS 133"). The provisions of the statement require the recognition of all derivatives as either assets or liabilities in the consolidated balance sheet and the measurement of those instruments at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. Pursuant to SFAS 133, the Company intends on designating its derivatives as either 1) hedges for exposures to changes in fair values of recognized assets or liabilities, or
2) as hedges for cash flow exposures of forecasted transactions. This statement, as amended, is effective in the first quarter of 2001. The adoption of SFAS 133 on January 1, 2001 resulted in a charge representing the cumulative effect of an accounting change of $3.1 million (net of tax). This charge will be included in our consolidated statements of operations during the quarter ended March 31, 2001.

In September 2000, the FASB issued Statement of Financial Accounting Standards No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("SFAS 140"). The statement replaces Statement of Financial Accounting Standards No. 125 and is effective for the Company in the second quarter of 2001. SFAS 140 revises the accounting for securitizations and other transfers of financial assets. The adoption of SFAS 140 is not expected to have a material effect on the Company's financial position or results of operations.


                                     -FN3-

2. Composition of Certain Financial Statement Captions

                                                                  2000             1999
                                                                 --------        --------
Trade and other receivables
  Trade receivables                                              $ 501.2         $ 540.9
  Other receivables                                                 40.5            35.7
  Current portion of lease receivables                              20.1            21.3
  Less allowance for doubtful accounts                             (25.1)          (31.5)
                                                                 -------         -------
                                                                 $ 536.7         $ 566.4
                                                                 =======         =======
Inventories
  Raw materials, parts and assemblies                            $  95.7         $  87.2
  Work in process                                                   22.4            15.0
  Finished products                                                214.0           210.9
                                                                 -------         -------
                                                                 $ 332.1         $ 313.1
                                                                 =======         =======
Property, plant and equipment, net
  Land                                                           $   9.4         $  18.5
  Buildings                                                        116.4           128.1
  Machinery and equipment                                          375.0           372.3
  Instruments subject to lease(a)                                  273.1           297.7
                                                                 -------         -------
                                                                   773.9           816.6
  Less accumulated depreciation
    Building, machinery and equipment                             (306.3)         (326.7)
    Instruments subject to lease(a)                               (169.4)         (184.0)
                                                                 -------         -------
                                                                 $ 298.2         $ 305.9
                                                                 =======         =======
Accrued expenses
  Purchase and assumed liabilities (see Note 3)                  $  32.6         $  52.5
  Unrealized service income                                         69.1            65.0
  Accrued compensation                                              86.0            79.2
  Accrued restructure costs (see Note 4)                             3.0            22.5
  Other                                                             90.6           123.5
                                                                 -------         -------
                                                                 $ 281.3         $ 342.7
                                                                 =======         =======

(a) Includes instruments leased to customers generally under three- to five-year cancelable operating leases.

3.  Acquisitions

On October 31, 1997, the Company acquired all of the outstanding capital stock of Coulter for $850.2 million, net of Coulter's cash on hand of $24.8 million at the date of acquisition. The acquisition was accounted for using the purchase method of accounting. This acquisition resulted in $336.6 million of goodwill (including post-acquisition adjustments), which reflected the excess of the purchase price and purchase and assumed liabilities over the fair value of net identifiable assets and in-process research and development projects acquired. Other acquired intangibles amounted to $404.0 million including $170.0 million attributable to the installed customer base and $116.0 million of developed technology. At the time of the acquisition of Coulter, the Company assumed certain liabilities and estimated certain other liabilities associated with consolidating and restructuring certain functions of Coulter and the Company (collectively referred to as "purchase and assumed liabilities"). These purchase and assumed liabilities amounted to $286.0 million.


                                     -FN4-

Details of total purchase and assumed liabilities recorded and activity in these accounts through December 31, 2000 are as follows:

                                                      Purchase &
                                                         Assumed
                                                       Liability
------------------------------------------------    -------------
Balance at December 31, 1997                           $  285.9
================================================    =============
1998 ACTIVITY:
Personnel                                              $ (125.0)
Other                                                     (50.9)
------------------------------------------------    -------------
Total 1998 activity                                    $ (175.9)
================================================    =============
BALANCE AT DECEMBER 31, 1998
Personnel                                              $   70.4
Tax issues                                                 16.6
Other                                                      23.0
------------------------------------------------    -------------
Balance at December 31, 1998                           $  110.0
================================================    =============
1999 ACTIVITY:
Personnel                                              $  (55.2)
Tax issues                                                 (0.4)
Other                                                      (1.9)
------------------------------------------------    -------------
Total 1999 activity                                    $  (57.5)
================================================    =============
BALANCE AT DECEMBER 31, 1999:
Personnel                                              $   15.2
Tax issues                                                 16.2
Other                                                      21.1
------------------------------------------------    -------------
Balance at December 31, 1999                           $   52.5
================================================    =============
2000 ACTIVITY:
Personnel                                              $   (4.5)
Tax issues                                                 (1.4)
Other                                                      (5.5)
Reversal of excess purchase liabilities                    (8.5)
------------------------------------------------    -------------
Total 2000 activity                                    $  (19.9)
================================================    =============
BALANCE AT DECEMBER 31, 2000:
Personnel                                              $    5.8
Tax issues                                                 14.1
Other                                                      12.7
------------------------------------------------    -------------
Balance at December 31, 2000                           $   32.6
================================================    =============

The reversal of excess purchase liabilities in 2000 of $8.5 million, partially offset by a related reversal of $2.8 million of deferred income tax assets, was recorded as a reduction to goodwill. Additionally, the reversal of certain deferred tax assets related to the acquisition of Coulter resulted in a $3.6 million increase in goodwill during 2000.

Management estimates that the purchase and assumed liabilities for "personnel" and "other" in the amounts of $5.8 million and $12.7 million, respectively, will be utilized during 2001 and 2002. Management estimates that "tax issues" totaling $14.1 million will be utilized as various tax audits of Coulter are completed.


                                     -FN5-

4. Provision for Restructuring Operations

In the fourth quarters of 1999, 1998 and 1997, the Company recorded restructuring charges of $4.3 million, $19.1 million and $59.4 million, respectively, related to certain reorganization activities. In the fourth quarters of 2000 and 1999, the Company reversed $2.4 million and $4.5 million, respectively, of excess restructure charges taken in prior years. These reversals resulted in net restructuring credits of $(2.4) million and $(0.2) million in 2000 and 1999, respectively, which are included in "Restructure (credit) charge" on the Consolidated Statements of Operations. The following provides additional details for the 1999, 1998 and 1997 restructure charges.

1999 Restructure:

The Company recorded a restructure charge of $4.3 million, $2.6 million after taxes, in the fourth quarter of 1999 for consolidation of selling, general, administrative and technical functions. This charge included $2.7 million for personnel related costs and $1.0 million for dealer termination costs. The work force reductions under this plan totaled 55 positions in Europe and North America in selling, general, administrative ("SG&A") and technical functions and production related areas. At December 31, 2000, the remaining obligation related to the 1999 restructure charges was $0.2 million, which is included in "Accrued expenses."

                                                                           Facility
                                                                      Consolidation
                                                       Personnel          and Asset
                                                             and            Related
                                                           Other         Write-offs          Total
-------------------------------------------------- ---------------- ----------------- ----------------
PROVISION                                                $ 3.7            $ 0.6             $ 4.3
1999 utilization                                          (0.7)              --              (0.7)
-------------------------------------------------- ---------------- ----------------- ----------------
BALANCE AT DECEMBER 31, 1999                             $ 3.0            $ 0.6             $ 3.6
-------------------------------------------------- ---------------- ----------------- ----------------
2000 utilization                                          (2.7)            (0.6)             (3.3)
Reversal of excess reserves                               (0.1)              --              (0.1)
-------------------------------------------------- ---------------- ----------------- ----------------
Total 2000 activity                                      $(2.8)           $(0.6)            $(3.4)
-------------------------------------------------- ---------------- ----------------- ----------------
BALANCE AT DECEMBER 31, 2000                             $ 0.2            $  --             $ 0.2
================================================== ================ ================= ================


                                     -FN6-

1998 Restructure:

The Company recorded a restructure charge of $19.1 million, $11.2 million after taxes, in the fourth quarter of 1998. This charge included $4.1 million for personnel related and $9.2 million for dealer termination costs. The work force reductions under this plan totaled 75 positions in Europe, Asia and North America in SG&A and technical functions and production related areas. The $5.8 million provided for facility consolidation and asset related write-offs included $2.4 million for lease termination payments, and $3.4 million for the write-off of machinery, equipment and tooling associated with those functions to be consolidated. At December 31, 2000, the remaining obligation related to the 1998 restructure charges was $1.8 million, which is included in "Accrued expenses."

                                                                           Facility
                                                                      Consolidation
                                                       Personnel          and Asset
                                                             and            Related
                                                           Other         Write-offs          Total
-------------------------------------------------- ---------------- ----------------- ----------------
PROVISION
Consolidation of SG&A and technical
 functions                                              $ 10.1           $   --            $ 10.1
Changes in manufacturing operations                        3.2              5.8               9.0
------------------------------------------------------------------------------------------------------
Balance at December 31, 1998                            $ 13.3           $  5.8            $ 19.1
======================================================================================================
1999 ACTIVITY
Consolidation of SG&A and technical
 functions                                              $ (1.4)          $   --            $ (1.4)
Changes in manufacturing operations                       (1.1)            (0.5)             (1.6)
Reversal of excess reserves                               (1.4)            (0.8)             (2.2)
------------------------------------------------------------------------------------------------------
Total 1999 activity                                     $ (3.9)          $ (1.3)           $ (5.2)
======================================================================================================
BALANCE AT DECEMBER 31, 1999
Consolidation of SG&A and technical
 functions                                              $  8.3           $   --            $  8.3
Changes in manufacturing operations                        1.1              4.5               5.6
------------------------------------------------------------------------------------------------------
Balance at December 31, 1999                            $  9.4           $  4.5            $ 13.9
======================================================================================================
2000 ACTIVITY
Consolidation of SG&A and technical
 functions                                              $ (4.7)          $   --            $ (4.7)
Changes in manufacturing operations                       (0.8)            (4.3)             (5.1)
Reversal of excess reserves                               (2.3)              --              (2.3)
------------------------------------------------------------------------------------------------------
Total 2000 activity                                     $ (7.8)          $ (4.3)           $(12.1)
======================================================================================================
BALANCE AT DECEMBER 31, 2000
Consolidation of SG&A and technical
 functions                                              $  1.5           $   --            $  1.5
Changes in manufacturing operations                        0.1              0.2               0.3
------------------------------------------------------------------------------------------------------
Balance at December 31, 2000                            $  1.6           $  0.2            $  1.8
======================================================================================================


                                     -FN7-

1997 Restructure:

In the fourth quarter of 1997, the Company recorded a restructure charge of $59.4 million, $36.4 million after taxes. This charge included $37.3 million for personnel related costs. The work force reductions under this plan, some of which occurred prior to the 1997 year-end totaled approximately 500 positions in Europe, Asia and North America in selling, general, administrative and technical functions and approximately 100 positions in production related areas. The $22.1 million provided for facility consolidation and asset related write-offs included $2.5 million for lease termination payments, $12.2 million for the write-off of machinery, equipment and tooling associated with those functions to be consolidated, and $7.4 million for exiting non-core investment activities. At December 31, 2000, the Company's remaining obligation related to the prior restructuring charges was $1.0 million, which is included in "Accrued expenses."

                                                                             Facility
                                                                        Consolidation
                                                         Personnel          and Asset
                                                               and            Related
                                                             Other         Write-offs          Total
---------------------------------------------------- ---------------- ----------------- ----------------
BALANCE AT DECEMBER 31, 1997
Consolidation of SG&A and technical
 functions                                                $ 26.5           $ 13.2            $ 39.7
Changes in manufacturing operations                          3.0              3.9               6.9
---------------------------------------------------- ---------------- ----------------- ----------------
Balance at December 31, 1997                              $ 29.5           $ 17.1            $ 46.6
==================================================== ================ ================= ================
1998 ACTIVITY
Consolidation of SG&A and technical
 functions                                                $(13.7)          $ (9.3)           $(23.0)
Changes in manufacturing operations                         (1.1)              --              (1.1)
---------------------------------------------------- ---------------- ----------------- ----------------
Total 1998 activity                                       $(14.8)          $ (9.3)           $(24.1)
==================================================== ================ ================= ================
BALANCE AT DECEMBER 31, 1998
Consolidation of SG&A and technical
 functions                                                $ 12.8           $  3.9            $ 16.7
Changes in manufacturing operations                          1.9              3.9               5.8
---------------------------------------------------- ---------------- ----------------- ----------------
Balance at December 31, 1998                              $ 14.7           $  7.8            $ 22.5
==================================================== ================ ================= ================
1999 ACTIVITY
Consolidation of SG&A and technical
 functions                                                $(11.1)          $ (2.2)           $(13.3)
Changes in manufacturing operations                         (0.3)            (1.6)             (1.9)
Reversal of excess reserves                                    --            (2.3)             (2.3)
---------------------------------------------------- ---------------- ----------------- ----------------
Total 1999 activity                                       $(11.4)          $ (6.1)           $(17.5)
==================================================== ================ ================= ================
BALANCE AT DECEMBER 31, 1999
Consolidation of SG&A and technical
 functions                                                $  1.7           $  1.7            $  3.4
Changes in manufacturing operations                          1.6               --               1.6
---------------------------------------------------- ---------------- ----------------- ----------------
Balance at December 31, 1999                              $  3.3           $  1.7            $  5.0
==================================================== ================ ================= ================
2000 ACTIVITY
Consolidation of SG&A and technical
 functions                                                $ (1.6)          $ (0.8)           $ (2.4)
Changes in manufacturing operations                         (1.6)              --              (1.6)
---------------------------------------------------- ---------------- ----------------- ----------------
Total 2000 activity                                       $ (3.2)          $ (0.8)           $ (4.0)
==================================================== ================ ================= ================
BALANCE AT DECEMBER 31, 2000
Consolidation of SG&A and technical
 functions                                                $  0.1           $  0.9            $  1.0
Changes in manufacturing operations                           --               --                --
---------------------------------------------------- ---------------- ----------------- ----------------
Balance at December 31, 2000                              $  0.1           $  0.9            $  1.0
==================================================== ================ ================= ================


                                     -FN8-

5. Sale of Assets

During 2000, the Company sold certain sales-type lease receivables as part of its plan to reduce debt. The net book value of financial assets sold was $73.4 million for which the Company received approximately $74.1 million in cash proceeds. In 1999 and 1998, the Company sold similar assets with a net book value of $72.4 million and $67.7 million, respectively, for cash proceeds of $74.0 million and $68.9 million, respectively. These transactions were accounted for as sales and as a result the related receivables have been excluded from the accompanying Consolidated Balance Sheets. The sales are subject to certain recourse and servicing provisions, and as such the Company has established reserves for these probable liabilities.

In 2000, 1999 and 1998, as a result of Coulter integration activities, the Company reduced excess facilities outside the United States, which added $3.2 million, $3.9 million and $3.0 million, respectively, to non-operating income.

6. Sale-leaseback of Real Estate

On June 25, 1998, the Company sold its interest in four of its properties located in Brea, California; Palo Alto, California; Chaska, Minnesota; and Miami, Florida. At the same time, the Company entered into long-term leases for each of these properties.

The initial term of each of the leases is twenty years, with options to renew for up to an additional thirty years. As provided by the leases, the Company pays the rents in Japanese yen. Annual rentals are approximately $19.2 million at 2000 year-end rates. At the closing of the sale-leaseback transaction, the Company became guarantor of a currency swap agreement between its landlord and its banks to convert the yen payments to U.S. dollars. As long as this swap agreement is in place, the Company's obligation is to pay the rents in yen. If this agreement ceases to exist, the Company's obligation reverts to U.S. dollar payments. The Company expects to pay the rents as they come due out of cash generated by its Japanese operation. Obligations under the operating lease agreements are included in Note 13 "Commitments and Contingencies".

The aggregate proceeds from the sale of the four properties totaled $242.8 million (received in cash at closing) before closing costs and transaction expenses. In accordance with the accounting rules for transactions in which a property is sold and immediately leased back from the buyer (sale-leaseback), the Company has postponed recognizing the gain from this transaction in its earnings and included it in "Other liabilities". The gain is being amortized over the initial lease term of twenty years. The remaining unrecognized gain was $123.1 and $130.1 million at December 31, 2000 and 1999, respectively.

7.  Debt Financing

Notes payable consists primarily of short-term bank borrowings by the Company's subsidiaries outside the United States under local lines of credit. At December 31, 2000 approximately $73.9 million of unused uncommitted short-term lines of credit were available to the Company's subsidiaries outside the United States at various interest rates. Within the United States, $1.0 million in unused uncommitted short-term lines of credit at market rates were available.

Long-term debt consisted of the following at December 31:

                                                Average Rate of
                                                    Interest           2000            1999
                                                ---------------      -------         -------
Revolving credit facility                            7.02%           $ 295.0         $ 397.0
Senior Notes, unsecured, due 2003                    7.10%             160.0           160.0
Senior Notes, unsecured, due 2008                    7.45%             240.0           240.0
Debentures                                           7.05%             100.0           100.0
Other long-term debt                                 3.47%              77.0            94.7
                                                                     -------         -------
                                                                       872.0           991.7
Less current maturities                                                  9.2            11.0
                                                                     -------         -------
Long-term debt, less current maturities                              $ 862.8         $ 980.7
                                                                     =======         =======

The aggregate maturities of long-term debt for the five years subsequent to December 31, 2000 are $9.2 million in 2001, $343.5 million in 2002, $174.2 million in 2003, $4.5 million in 2004, $0.1 million in 2005 and $340.5 million thereafter.


                                     -FN9-

Revolving Credit Facility

In October 1997, the Company entered into a credit agreement (the "Credit Agreement") with a group of financial institutions. The Company can borrow up to $550.0 million through an unsecured revolving credit facility (the "Credit Facility"). Borrowings under the Credit Facility generally bear interest at current market rates plus a margin based upon the Company's senior unsecured debt rating or debt to earnings ratio, whichever is more favorable. Additionally, the Company pays a quarterly facility fee on the average Credit Facility commitment (0.125% per annum at December 31, 2000). The Credit Agreement requires mandatory prepayment of the Credit Facility borrowings (and, to the extent provided, reductions in commitments) thereunder from excess cash flow (as defined in the Credit Agreement), and from proceeds of certain equity or debt offerings, asset sales and extraordinary receipts. The Credit Facility, which matures in October 2002, is not subject to any scheduled principal amortization. Approximately $6.8 million of fees paid to enter the Credit Agreement are being amortized to interest expense over the term of the Credit Agreement. As of December 31, 2000, the Company's remaining borrowing availability under the Credit Facility is $255.0 million. Amounts may be drawn under the Credit Facility to meet future working capital and other business needs of the Company.

Senior Notes

In March 1998, the Company issued $160.0 million of 7.10% and $240.0 million of 7.45% unsecured Senior Notes due March 4, 2003 and 2008 (the "Senior Notes"), respectively. Interest is payable semi-annually in March and September. Discount and issuance costs approximated $6.7 million and are being amortized to interest expense over the term of the Senior Notes. The Senior Notes may be redeemed in whole or in part, at the Company's option at any time at a redemption price equal to the greater of:

        -  the principal amount of the Senior Notes; or

        - the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date on a semi-annual basis at a comparable treasury issue rate plus a margin of 0.25% for Senior Notes due 2003 and 0.375% for Senior Notes due 2008.

In connection with the issuance of the Senior Notes, certain of the Company's subsidiaries guaranteed such notes. See Note 16 "Guarantor Subsidiaries".

Debentures

In June 1996, the Company issued $100.0 million of debentures bearing an interest rate of 7.05% per annum due June 1, 2026. Interest is payable semi-annually in June and December. Discount and issuance costs of approximately $1.5 million are being amortized to interest expense over the term of the debentures. The debentures may be repaid on June 1, 2006 at the option of the holders of the debentures. In March 1998, the debenture agreement was amended to increase the June 1, 2006 redemption price to 103.9% of the principal amount, together with accrued interest to June 1, 2006. The debentures may be redeemed, in whole or in part, at the Company's option at any time after June 1, 2006, at a redemption price equal to the greater of:

        -  the principal amount of the debentures; or

        - the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date on a semi-annual basis at a comparable treasury issue rate plus a margin of 0.1%.


                                     -FN10-

Other Long-term Debt

Other long-term debt at December 31, 2000 consists principally of $70.8 million of notes used to fund the operations of the Company's international subsidiaries. Some of the notes issued by the Company's international subsidiaries are secured by their assets. Notes used to fund its international subsidiaries amounted to $86.4 million at December 31, 1999. Capitalized lease obligations of $6.2 million in 2000 and $8.3 million in 1999 are also included in other long-term debt.

Covenants

Certain of the Company's borrowing agreements contain covenants that the Company must comply with, for example: minimum net worth, maximum capital expenditures, a debt to earnings ratio, a minimum interest coverage ratio and a maximum amount of debt incurrence. At December 31, 2000, the Company was in compliance with all such covenants.

8.  Derivatives

The Company uses derivative financial instruments to hedge foreign currency and interest rate exposures of underlying assets, liabilities and other obligations. The Company does not speculate in derivative instruments in order to profit from foreign currency exchange or interest rate fluctuations; nor does the Company enter into trades for which there are no underlying exposures. Instruments used as hedges must be effective at reducing the risk associated with the exposure being hedged and are designated as a hedge at the inception of the contract. Accordingly, changes in market values of hedge instruments are highly correlated with changes in market values of underlying hedged items both at the inception of the hedge and over the life of the hedge contract.

The counterparties to the Company's derivative instruments are major financial institutions. The Company is exposed to credit risk in the event of non-performance of these counterparties, an event which the Company believes is remote. Nevertheless, the Company monitors its counterparty credit risk and utilizes internal policies to mitigate this risk. The market value of all derivative instruments amounted to an unrecognized gain of $2.3 million and an unrecognized loss of $11.3 million at December 31, 2000, and 1999, respectively. The following discusses in more detail the Company's foreign currency and interest rate exposures and related derivative instruments.

Foreign Currency

The Company manufactures its products principally in the United States, but generates approximately 45% of its revenues from sales made outside the United States by its international subsidiaries. Sales generated by the international subsidiaries generally are denominated in the subsidiary's local currency, thereby exposing the Company to the risk of foreign currency fluctuations. In order to mitigate the impact of changes in foreign currency exchange rates on operations, the Company uses derivative financial instruments (or "foreign currency contracts") to hedge its foreign currency exposures.


                                     -FN11-

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

                                                            Notional Amounts*
                                                          ---------------------
                                                           2000           1999
                                                          -----          ------
Forward Contracts                                         $56.5          $166.1
Purchased Option Contracts                                $   -          $ 54.9
Complex Option Contracts                                  $73.8          $ 49.6

* Notional amounts represent the amounts of the items on which the foreign currency contracts are based and not the actual amounts exchanged by the parties.

When the Company uses foreign currency contracts and the dollar strengthens against foreign currencies, the decline in the value of future foreign currency cash flows is partially offset by the recognition of gains (net of any premiums paid to acquire options) in the value of the foreign currency contracts designated as hedges of the transactions. Conversely, when the dollar weakens, the increase in the value of future foreign currency cash flows is reduced by:

        -  the recognition of any net premiums paid to acquire option contracts;

        - the recognition of any loss in the value of the forward contracts designated as hedges of the transactions; and

        -  the recognition of any loss on sold options.

Market value gains and losses and premiums on these foreign currency contracts are recognized in "Other, net nonoperating expense" when the hedged transaction is recognized. The net premiums paid for purchased and complex options are reported in current assets.

The Company also uses foreign currency swap contracts to hedge loans between subsidiaries. At December 31, 2000, the Company had foreign currency swap contracts totaling $53.5 million expiring at various dates through January 2001. At December 31, 1999, the Company had foreign currency swap contracts totaling $125.8 million. As monetary assets and liabilities are marked to market and recorded in earnings, foreign currency swap contracts designated as hedges of the monetary assets and liabilities are also marked to market with the resulting gains and losses similarly recognized in earnings. Gains and losses on foreign currency swap contracts are included in "Other, net nonoperating expense" and offset losses and gains on the hedged monetary assets and liabilities. The carrying value of foreign currency swap contracts is reported in current assets and current liabilities.

The Company occasionally uses foreign currency contracts to hedge the market risk of a subsidiary's net asset position. At December 31, 1999, the Company had $22.5 million in foreign currency contracts related to net asset positions and none at December 31, 2000. Market value gains and losses on foreign currency contracts used to hedge the market risk of a subsidiary's net asset position are recognized in "Cumulative foreign currency translation adjustments" and are only recognized in "Other, net nonoperating expense" upon liquidation of the subsidiary. At December 31, 2000 and 1999, the cumulative market value gains for net asset positions included in "Cumulative foreign currency translation adjustment" amounted to $0.9 million and $3.9 million at December 31, 2000 and 1999, respectively.

Interest Rate

The Company uses interest rate derivative contracts on certain borrowing transactions to hedge fluctuating interest rates. Interest rate derivative contracts are intended to be an integral part of borrowing transactions and, therefore, are not recognized at fair value. Interest differentials paid or received under these contracts are recognized as adjustments to the effective yield of the underlying financial instruments hedged. Interest rate derivative contracts would only be recognized at fair value if the hedged relationship were terminated. Gains or losses accumulated prior to termination of the hedged relationship are amortized as a yield adjustment over the shorter of the remaining life of the contract or the remaining period to maturity of the underlying instrument hedged. If the contract remained outstanding after termination of the hedged


                                     -FN12-
relationship, subsequent changes in market value of the contract would be recognized in interest expense.

In March 1998, the Company entered into reverse interest rate swap contracts totaling $300.0 million associated with the issuance of the $400.0 million Senior Notes. Pursuant to the reverse interest rate swap agreements, as amended, the Company receives an average fixed interest rate of 6.2% and pays a floating interest rate (6.7% at December 31, 2000).

At December 31, 1999, the Company had $350.0 million in interest rate swap contracts associated with its Senior Notes. Pursuant to the interest rate swap agreements, the Company received an average floating rate (6.2% at December 31, 1999) and paid an average fixed rate of 6.2%. In October 2000, the Company terminated these interest rate swap contracts, resulting in a gain of $1.4 million, which is being amortized to interest expense over the original term of the swap agreements.

As discussed in Note 1, the Company is required to adopt the provisions of SFAS 133 on January 1, 2001. The disclosures herein regarding the Company's foreign currency and interest rate exposures and related derivative instruments comply with pre-SFAS 133 disclosure requirements. During the quarter ended March 31, 2001, the Company's disclosures will be modified to conform with SFAS 133 requirements.

9.  Income Taxes

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

The components of earnings before income taxes were:

                                                 2000            1999             1998
                                                ------          ------            -----
U.S.                                            $121.6          $ 62.9            $10.2
Non-U.S.                                          60.3            91.8             36.4
                                                ------          ------            -----
                                                $181.9          $154.7            $46.6
                                                ======          ======            =====

The provision for income taxes consisted of the following:

                                                2000           1999             1998
                                                -----          -----            -----
Current
  U.S. federal                                  $21.1          $  --            $ 4.0
  Non-U.S.                                       14.5           10.1              9.1
  U.S. state                                      2.7            1.7              0.3
  Puerto Rico                                      -             1.8             (1.4)
                                                -----          -----            -----
    Total current                                38.3           13.6             12.0
                                                -----          -----            -----
Deferred
  U.S. federal                                   19.0           25.8              8.2
  Non-U.S.                                       (0.9)           9.3             (7.1)
                                                -----          -----            -----
    Total deferred, net                          18.1           35.1              1.1
                                                -----          -----            -----
Total                                           $56.4          $48.7            $13.1
                                                =====          =====            =====


                                     -FN13-

The reconciliation of the U.S. federal statutory tax rate to the consolidated effective tax rate is as follows:

                                                   2000            1999             1998
                                                   -----           -----           ------
Statutory tax rate                                 35.0%           35.0%            35.0%
State taxes, net of U.S. tax benefit                1.1             0.7              0.4
Ireland income                                     (3.2)           (2.5)           (10.3)
Puerto Rico income                                    -            (1.0)           (10.8)
Goodwill                                            1.9             2.3             14.1
Non-U.S. taxes                                     (0.9)            0.9             (0.2)
Foreign income taxed in the U.S.,
  net of credits                                    3.0             3.5              9.0
Other                                              (5.9)           (7.4)            (9.1)
                                                   ----            ----             ----
Effective tax rate                                 31.0%           31.5%            28.1%
                                                   ====            ====             ====

Certain income of subsidiaries operating in Puerto Rico and Ireland is taxed at substantially lower income tax rates than the U.S. federal statutory tax rate. The lower tax rate reduced expected taxes by approximately $5.8 million in 2000, $5.5 million in 1999 and $6.9 million in 1998. Although the lower Puerto Rico income tax rate was not scheduled to expire until July 2003, the closure of the Puerto Rico manufacturing operations in October 1999 (as part of the Company's restructuring plan) shortened the period of benefit.

The components of the provision for deferred income taxes are:

                                                 2000             1999             1998
                                                ------           ------           ------
Accelerated depreciation                        $(14.5)          $ (0.4)          $  -
Accrued expenses                                  23.9            (10.0)            16.6
Compensation                                      (2.5)            (1.4)            22.1
Deferred service contracts                         0.8              4.1             (1.4)
Intangibles                                       (6.2)             -               (5.7)
International                                     (0.8)             9.2             (7.1)
Inventories                                        4.8              3.0             (2.0)
Leases                                           (10.9)             4.4             (1.3)
Net operating loss carryforwards                   6.2             31.6            (16.6)
Postemployment/retirement benefits                (7.5)           (11.8)            (0.7)
Purchase and assumed liabilities                   4.2             20.1             -
Restructuring costs                                8.4              6.2              2.6
Tax credits (primarily research and
  development)                                     9.4             (6.8)             9.0
Other                                              2.8            (13.1)           (14.4)
                                                ------           ------           ------
   Total                                        $ 18.1           $ 35.1           $  1.1
                                                ======           ======           ======


                                     -FN14-

The tax effect of temporary differences which give rise to significant portions of deferred tax assets and liabilities consists of the following at December 31:

                                                                 2000              1999
                                                               -------           -------
Deferred tax assets
    Accrued expenses                                           $  36.4           $  60.3
    Compensation                                                   5.2               2.7
    International                                                 22.8              27.9
    Inventories                                                    4.7               9.5
    Net operating loss carryforwards                               -                 6.2
    Postemployment/retirement benefits                            51.9              44.4
    Purchase and assumed liabilities                              12.2              45.2
    Restructuring costs                                            1.2               9.6
    Tax credits                                                   26.8              36.2
    Other                                                         41.4              17.9
                                                               -------           -------
                                                                 202.6             259.9
      Less: Valuation allowance                                  (59.2)            (59.2)
                                                               -------           -------
        Total deferred tax assets                                143.4             200.7
                                                               -------           -------
Deferred tax liabilities
    Accelerated depreciation                                      (4.3)            (18.8)
    Deferred service contracts                                    (6.7)             (5.9)
    Intangibles                                                 (123.4)           (129.6)
    International                                                 (7.3)            (13.2)
    Leases                                                        (2.1)            (13.0)
    Other                                                        (42.6)            (37.4)
                                                               -------           -------
        Total deferred tax liabilities                          (186.4)           (217.9)
                                                               -------           -------
          Net deferred tax liability                           $ (43.0)          $ (17.2)
                                                               =======           =======

The intangible asset component in deferred income tax liabilities of $123.4 million and $129.6 million at December 31, 2000 and 1999, respectively, will continue to be reduced as the intangible assets are amortized, since such amortization is not deductible for income tax purposes.

At December 31, 2000 and 1999, the Company has a valuation allowance of $59.2 million associated with certain deferred tax assets due to uncertainties regarding their realizability. The Company believes that the remaining deferred income tax assets will be realized based upon its historical pre-tax earnings, adjusted for significant items such as non-recurring charges. Certain tax planning or other strategies will be implemented, if necessary, to supplement income from operations to fully realize these deferred tax assets.

Non-U.S. withholding taxes and U.S. taxes have not been provided on approximately $236.6 million of unremitted earnings of certain non-U.S. subsidiaries because such earnings are or will be reinvested in operations or will be offset by credits for foreign income taxes paid.

10. Stockholders' Equity

On October 5, 2000, the Board of Directors declared a two-for-one stock split in the form of a 100% stock dividend. The split entitled each stockholder of record on November 15, 2000 to receive an additional share of common stock for every share held on that date. All share and per share amounts have been retroactively restated to reflect this two-for-one stock split.

On April 6, 2000, the Company's stockholders approved an amendment to the Certificate of Incorporation to increase the authorized shares of common stock from 150,000,000 to 300,000,000.

11. Employee Benefits

Incentive Compensation Plan

In 1998, the Company adopted the 1998 Incentive Compensation Plan ("1998 Plan"), which replaced a 1990 Plan. An initial 4.0 million shares were reserved under the 1998 Plan. Granted options typically vest over three or four year periods and expire ten years from the date of grant. Each year, commencing January 1, 1999, the number of shares available under the 1998 Plan will increase by 1.5% of the number for voting purposes of common stock issued and outstanding as of the prior December 31. As of January 1, 2001, 3.8 million shares remain available for grant under this plan.


                                     -FN15-

The following is a summary of the option activity, including weighted average option information (in thousands, except per option information):

                                   2000                       1999                        1998
-----------------------------------------------------------------------------------------------------------
                                       Weighted                    Weighted                    Weighted
                                        Average                     Average                     Average
                                       Exercise                    Exercise                    Exercise
                                       Price Per                   Price Per                   Price Per
                          Options       Option        Options       Option        Options       Option
-----------------------------------------------------------------------------------------------------------
Outstanding at
  beginning of year         7,514       $18.33          6,484       $16.20          5,790       $14.30
Granted                     1,603       $26.29          1,514       $26.38          1,406       $21.28
Exercised                  (1,423)      $14.79           (410)      $12.96           (644)      $12.10
Canceled                      (53)      $25.41            (74)      $24.16            (68)      $19.47
-----------------------------------------------------------------------------------------------------------
Outstanding at end
  of year                   7,641       $20.61          7,514       $18.33          6,484       $16.20
-----------------------------------------------------------------------------------------------------------


                                          Weighted                                            Weighted
                           Options         Average      Weighted Average       Options         Average
  Range of Exercise     Outstanding at    Exercise         Remaining        Exercisable at    Exercise
        Price            December 31,     Price Per     Contractual Life     December 31,     Price Per
                             2000          Option           (Years)            2000 (a)        Option
----------------------------------------------------------------------------------------------------------
   $ 0.00 to $11.48           849           $10.25            1.1                  849           $10.25
   $11.49 to $14.34           741           $13.22            2.5                  741           $13.22
   $14.35 to $17.21           472           $14.63            3.3                  472           $14.63
   $17.22 to $20.08           723           $19.78            4.6                  723           $19.78
   $20.09 to $22.95         1,912           $20.74            5.2                1,583           $20.69
   $22.96 to $25.82         1,427           $25.30            8.4                   51           $25.10
   $25.83 to $28.69         1,302           $26.90            7.3                  479           $26.99
   $28.70 to $40.16           215           $32.57            9.1                   48           $31.92
----------------------------------------------------------------------------------------------------------
                            7,641                                                4,946
----------------------------------------------------------------------------------------------------------

(a) Options exercisable at December 31, 1999 and 1998 (in thousands) were 5,256 and 4,626, respectively.

The Company continues to follow the guidance of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"). Additionally, the Company adopted Financial Accounting Standards Board Interpretation No. 44 "Accounting for Certain Transactions Involving Stock Compensation" ("FIN 44") on July 1, 2000. The adoption of FIN 44 did not have a material effect on the Company's financial position or results of operations.


                                     -FN16-

Pursuant to APB 25, compensation related to stock options is the difference between the grant price and the fair market value of the underlying common shares at the grant date. Generally, the Company issues options to employees with a grant price equal to the market value of its common stock on the grant date. Accordingly, the Company has recognized no compensation expense on its stock option plans. The Company also does not recognize compensation expense on stock issued to employees under its stock purchase plan (see page 59 for discussion), where the discount from the market value is not material. The following represents pro forma information as if the Company recorded compensation cost using the fair value of the issued compensation instrument under Statement of Financial Accounting Standards No.
123, "Accounting for Stock Based Compensation":

                                                             2000            1999            1998
                                                           -------         -------         -------
    Net earnings as reported                               $ 125.5         $ 106.0         $  33.5
    Assumed stock compensation cost, net of tax               (8.0)           (7.7)           (6.2)
                                                           -------         -------         -------
    Pro forma net earnings                                 $ 117.5         $  98.3         $  27.3
                                                           =======         =======         =======

    Diluted earnings per share as reported                 $  2.03         $  1.79         $  0.57
    Pro forma diluted earnings per share                   $  1.90         $  1.66         $  0.47

The Company uses the Black-Scholes valuation model for estimating the fair value of the options. The following represents the estimated fair value of options granted and the assumptions used for calculation:

                                                             2000            1999            1998
                                                            -------         -------         -------
   Weighted average estimated fair value per
      option granted                                       $ 11.26         $ 11.96         $  8.33
   Average exercise price per option granted               $ 26.29         $ 26.38         $ 21.28
   Stock volatility                                           30.9%           26.9%           33.0%
   Risk-free interest rate                                     5.2%            6.7%            4.7%
   Option term - years                                         9.6             9.6             7.8
   Stock dividend yield                                        1.3%            1.4%            1.4%

Stock Purchase Plan

The Company has a stock purchase plan that operates in accordance with section 423 of the Internal Revenue Code whereby all United States employees and employees of certain subsidiaries outside the Unites States can purchase the Company's common stock at favorable prices. Under the plan, eligible employees are permitted to apply salary withholdings to purchase shares of common stock at a price equal to 90% of the lower of the market value of the stock at the beginning or end of each six-month option period ending June 30 and December 31. Employees purchased 0.4 million shares during 2000 and 3.3 million shares remain available for use in the plan at December 31, 2000.

Stock Appreciation Rights

The Company periodically awards stock appreciation rights to certain employees of its international subsidiaries. These rights vest over three or four years. Compensation expense for these rights is based on changes between the grant price and the fair market value of the rights.

Postemployment Benefits

Pursuant to Statement of Financial Accounting Standards No. 112 "Employers Accounting for Postemployment Benefits," the Company recognizes an obligation for certain benefits awarded to individuals after employment but before retirement. During 2000, 1999 and 1998, the Company recorded charges of $0.6 million, $2.0 million and $1.7 million, respectively, associated with its postemployment obligations.

12. Retirement Benefits


                                     -FN17-

Defined Benefit Pension Plans

The Company provides pension benefits covering the majority of its employees. Pension benefits for Beckman Coulter's domestic employees are based on age, years of service and compensation rates. The Company's funding policy is to provide currently for accumulated benefits, subject to federal regulations. Assets of the plans consist principally of government fixed income securities and corporate stocks and bonds.

Certain of the Company's international subsidiaries have separate pension plan arrangements, which include both funded and unfunded plans. Unfunded foreign pension obligations are recorded as a liability on the Company's consolidated balance sheets.

Consolidated pension expense was $11.8 million in 2000, $22.0 million in 1999, and $16.3 million in 1998. Pension expense for international plans was $4.6 million in 2000, $4.7 million in 1999, and $6.6 million in 1998.

Postretirement Plan

The Company's Postretirement Plan provides certain healthcare and life insurance benefits for retired United States employees and their dependents. Eligibility under the Postretirement Plan and participant cost sharing is dependent upon the participant's age at retirement, years of service and retirement date.

The following represents required disclosures regarding benefit obligations and plan assets of the Pension and Postretirement Plans determined by independent actuarial valuations:

                                                                                Postretirement
                                                       Pension Plans                 Plan
                                                   ---------------------     ----------------------
                                                      2000       1999           2000       1999
                                                   ---------  ----------     ----------  ----------
 Change in benefit obligation:
   Benefit obligation at beginning of year           $422.9     $480.7         $  91.0    $  91.2
   Service cost                                        13.1       17.3             2.5        3.5
   Interest cost                                       32.8       30.5             6.4        6.4
   Actuarial (gain) loss                               21.7      (82.8)           (3.6)      (6.2)
   Benefits paid                                      (25.1)     (22.8)           (5.8)      (5.2)
   Amendments                                          10.6         --              --         --
   Plan participant contribution                         --         --             1.6        1.3
                                                  -----------------------   ------------------------
 Benefits obligation at end of year                  $476.0     $422.9         $  92.1    $  91.0
                                                  -----------------------   ------------------------

 Change in plan assets:
   Fair value of plan assets at beginning
    of year                                          $495.5     $462.6         $    --    $    --
   Employer contribution                                1.5        1.4             4.2        3.9
   Plan participant contribution                         --         --             1.6        1.3
   Actual return on plan assets                        (3.0)      54.3              --         --
   Benefits paid                                      (25.1)     (22.8)           (5.8)      (5.2)
                                                  -----------------------   ------------------------
 Fair value of plan assets at end of year            $468.9     $495.5         $    --    $    --
                                                  -----------------------   ------------------------

 Funded status                                       $ (7.1)    $ 72.6         $ (92.1)   $ (91.0)
   Unrecognized net actuarial gain                    (16.9)     (82.0)          (13.8)     (10.7)
   Unrecognized net obligation at
    transition                                           --        0.4             --          --
   Unrecognized prior service cost                     14.5        5.2            (0.9)      (1.0)
                                                  -----------------------   ------------------------
 Accrued benefit cost                                $ (9.5)    $ (3.8)        $(106.8)   $(102.7)
                                                  -----------------------   ------------------------

 Amounts recognized in the balance sheets
  consist of:
   Prepaid benefit cost                              $  7.0     $ 11.3         $    --    $    --
   Accrued benefit liability                          (16.5)     (15.1)         (106.8)    (102.7)
                                                  -----------------------   ------------------------
 Net amount recognized                               $ (9.5)    $ (3.8)        $(106.8)   $(102.7)
                                                  -----------------------   ------------------------

The following table lists the components of the net periodic benefit cost of the plans and the weighted-average assumptions as of December 31 for the periods indicated:


                                     -FN18-

                                                  Pension Plans             Postretirement Plans
                                             -----------------------       -----------------------
                                             2000     1999      1998       2000     1999     1998
                                             -----    -----    -----       -----    -----    -----
 Service cost                                $13.1    $17.3    $12.1       $ 2.5    $ 3.5    $ 2.5
 Interest cost                                32.8     30.5     28.3         6.4      6.4      5.3
 Expected return on plan assets              (40.8)   (37.2)   (34.3)          -         -       -
 Amortization of transition obligation         0.4      0.5      0.5            -        -       -
 Amortization of prior service costs           1.2      1.0      1.0        (0.1)    (0.1)    (0.1)
 Amortization of actuarial gain (loss)         0.5      5.2      2.1        (0.6)       -     (0.6)
                                             -----    -----    -----       -----    -----    -----
 Net periodic benefit cost                   $ 7.2    $17.3    $ 9.7       $ 8.2    $ 9.8    $ 7.1
                                             =====    =====    =====       =====    =====    =====

 Discount rate                                 7.5%     7.8%     6.3%        7.5%     7.8%     6.3%
 Expected return on plan assets                9.8%     9.8%     9.8%           -        -        -
 Rate of compensation increase                 4.3%     4.3%     4.3%           -        -        -

The projected benefit obligation and the accumulated benefit obligation for the pension plans with accumulated benefit obligations in excess of plan assets were $23.6 million and $18.7 million, respectively, as of December 31, 2000 and $20.9 million and $17.7 million, respectively, as of December 31, 1999. These pension plans have no plan assets.

The assumed healthcare trend rate used in measuring the postretirement cost for 2000 is 10.5%, gradually declining to 5.0% by the year 2006 and remaining at that level thereafter. Assumed healthcare cost trend rates have a significant effect on the amounts reported for postretirement benefits. A 1.0% increase in assumed healthcare cost trend rates would increase the totals of the service and interest cost components for 2000 and the postretirement benefit obligation as of December 31, 2000 by $1.4 million and $11.7 million, respectively. A 1.0% decrease in assumed healthcare cost trend rates would decrease the total of the service and interest cost components for 2000 and the postretirement benefit obligation as of December 31, 2000 by $1.1 million and $11.7 million, respectively.

Defined Contribution Benefit Plan

The Company has a defined contribution plan available to its domestic employees. Under the plan, eligible employees may contribute a portion of their compensation. Employer contributions are primarily based on a percentage of employee contributions and vest immediately. However, certain former Coulter employees are eligible for additional employer contributions based on the age and salary levels, which become fully vested after five years of service. The Company contributed $13.6 million in 2000, $13.2 million in 1999, and $14.9 million in 1998 to the plan.

13. Commitments and Contingencies

Environmental Matters

The Company is subject to federal, state, local and foreign environmental laws and regulations. Although the Company continues to make expenditures for environmental protection, the Company does not anticipate any significant expenditure in order to comply with such laws and regulations, which would have a material impact on its operations, financial position or liquidity. The Company believes that its operations comply in all material respects with applicable federal, state, local and foreign environmental laws and regulations.

To address contingent environmental costs, the Company establishes reserves when the costs are probable and can be reasonably estimated. The Company believes, based on current information and regulatory requirements (and taking third party indemnities into consideration), the reserves established for environmental expenditures are adequate. Based on current knowledge, to the extent that additional costs may be incurred that exceed the reserves, the amounts are not expected to have a material adverse effect on the Company's operations, financial position or liquidity, although no assurance can be given in this regard.

In 1987, soil and groundwater contamination was discovered on property in Irvine, California (the "property") formerly owned by the Company. In 1988, The Prudential Insurance Company of America ("Prudential"), which purchased the property from the Company, filed suit against the Company in the U.S. District Court in California for recovery of costs and other alleged damages with respect to the soil and groundwater contamination. In 1990, the Company entered into an agreement with


                                     -FN19-

Prudential for settlement of the lawsuit and for sharing current and future costs of investigation, remediation and other claims.

Soil and groundwater remediation of the property has been in process since 1988. During 1994, the County agency overseeing the site soil remediation formally acknowledged completion of remediation of a major portion of the soil, although there remain other areas of soil contamination that may require further remediation. During 1998, two additional areas of soil requiring remediation were identified. Work on one area was completed in 1998. Work on the second area was completed in 2000. In July 1997, the California Regional Water Quality Control Board, the agency overseeing the site groundwater remediation, issued a closure letter for the upper water-bearing unit. The Company and Prudential continued to operate a groundwater treatment system throughout most of 1999. In October 1999, the Regional Water Quality Control Board agreed that the system could be shut down. Continued monitoring will be necessary for a period of time to verify that groundwater conditions remain acceptable. The Company believes that additional remediation costs, if any, beyond those already provided for the contamination discovered by the current investigation will not have a material adverse effect on its results of operations, financial position or liquidity. However, the Company gives no assurance that further investigation will not reveal additional soil or groundwater contamination or result in additional costs.

Litigation

The Company is involved in a number of lawsuits, which the Company considers ordinary and routine in view of its size and the nature of its business. The Company does not believe that any ultimate liability resulting from any such lawsuits will have a material adverse effect on its results of operations, financial position or liquidity. However, the Company does not give any assurance to the ultimate outcome with respect to such lawsuits. The resolution of such lawsuits could be material to the Company's operating results for any particular period, depending upon the level of income for such period.

In December 1999, Streck Laboratories, Inc. ("Streck") served Beckman Coulter and Coulter with a complaint filed in the United States District Court for the District of Nebraska. The complaint alleges that control products sold by Beckman Coulter and/or Coulter infringe each of five patents owned by Streck, and seeks injunctive relief, damages, attorneys' fees and costs. The Company, on behalf of itself and on behalf of Coulter has answered the complaint and has filed a counterclaim against Streck for patent infringement. The Company continues to believe that there is no reasonable basis to conclude that this litigation could lead to an outcome that would have a material adverse effect on its operations or financial position.

Lease Commitments

The Company leases certain facilities, equipment and automobiles under operating lease arrangements. Certain of the leases provide for payment of taxes, insurance and other charges by the lessee. Rent expense was $81.3 million in 2000, $78.1 million in 1999, and $59.8 million in 1998.

As of December 31, 2000, minimum annual rentals payable under non-cancelable operating leases aggregate $495.8 million, which is payable $61.8 million in 2001, $52.0 million in 2002, $47.3 million in 2003, $41.0 million in 2004, $41.0 million in 2005, and $252.7 million thereafter.


                                     -FN20-

14. Earnings Per Share

Basic EPS is calculated by dividing net earnings by the weighted-average common shares outstanding during the period. Diluted EPS reflects the potential dilution to basic EPS that could occur upon conversion or exercise of securities, options, or other such items, to common shares using the treasury stock method based upon the weighted-average fair value of the Company's common shares during the period. The following is a reconciliation of the numerators and denominators of the basic and diluted EPS computations.

Year Ended December 31, 2000

                                                Income           Shares          Per-Share
                                             (Numerator)      (Denominator)       Amount
                                             -----------      -------------      ---------
Basic EPS
   Net earnings                                $ 125.5              58.8            $ 2.13
   Effect of dilutive stock options                 --               3.0             (0.10)
                                               -------              ----            ------
Diluted EPS
     Net earnings                              $ 125.5              61.8            $ 2.03
                                               =======              ====            ======

Year Ended December 31, 1999
                                                Income           Shares          Per-Share
                                             (Numerator)      (Denominator)       Amount
                                             -----------      -------------      ---------
Basic EPS
   Net earnings                                $ 106.0              57.3            $ 1.85
   Effect of dilutive stock options                 --               2.0             (0.06)
                                               -------              ----            ------
Diluted EPS
     Net earnings                              $ 106.0              59.3            $ 1.79
                                               =======              ====            ======

Year Ended December 31, 1998
                                                Income           Shares          Per-Share
                                             (Numerator)      (Denominator)       Amount
                                             -----------      -------------      ---------
Basic EPS
   Net earnings                                $  33.5              56.1            $ 0.60
   Effect of dilutive stock options                 --               2.6             (0.03)
                                               -------              ----            ------
Diluted EPS
     Net earnings                              $  33.5              58.7            $ 0.57
                                               =======              ====            ======

In 2000, 1999 and 1998, 0.1 million, 1.4 million and 0.1 million shares, respectively, relating to the possible exercise of outstanding stock options were not included in the computation of diluted earnings per share as their effect would have been anti-dilutive.

15. Business Segment Information

The Company is engaged primarily in the design, manufacture and sale of laboratory instrument systems and related products. The Company's organization has two reportable segments: (1) clinical diagnostics and (2) life science research. The clinical diagnostics segment encompasses diagnostic applications, principally in hospital laboratories. The life science research segment includes life sciences and drug discovery applications in universities, medical schools, and pharmaceutical and biotechnology companies. All corporate activities including financing transactions are captured in a central services "Center", which is reflected in the tables below. The Company evaluates performance based on profit or loss from operations. Although primarily operating in the same industry, reportable segments are managed separately, since each business requires different marketing strategies and has different customers.

In the first quarter of 2000, the Company realigned its geographic reporting structure. The Company's Latin America operations, which were formerly reported with the "Asia and Rest of World" geographic area, are now reported in the "Americas" geographic area along with its North America operations. Prior year amounts have been reclassified to conform to the current year presentation.


                                     -FN21-

                                                    For the year ended December 31,
                                             -------------------------------------------
                                                2000             1999             1998
                                             ---------        ---------        ---------
Net sales
  Clinical diagnostics                       $ 1,472.2        $ 1,418.2        $ 1,342.5
  Life science research                          414.7            390.5            375.7
  Center                                            --               --               --
                                             ---------        ---------        ---------
      Consolidated                           $ 1,886.9        $ 1,808.7        $ 1,718.2
                                             =========        =========        =========
Operating income (loss)
  Clinical diagnostics                       $   253.4        $   255.1        $   172.6
  Life science research                           75.1             60.4             44.0
  Center(a)                                      (95.9)           (99.0)          (101.8)
                                             ---------        ---------        ---------
      Consolidated(a)                        $   232.6        $   216.5        $   114.8
                                             =========        =========        =========
Interest income
  Clinical diagnostics                       $    (1.4)       $    (3.6)       $    (9.8)
  Life science research                             --               --               --
  Center                                          (4.9)            (4.2)            (3.6)
                                             ---------        ---------        ---------
      Consolidated                           $    (6.3)       $    (7.8)       $   (13.4)
                                             =========        =========        =========
Interest expense
  Clinical diagnostics                       $      --        $      --        $      --
  Life science research                             --               --               --
  Center                                          71.9             73.8             87.8
                                             ---------        ---------        ---------
      Consolidated                           $    71.9        $    73.8        $    87.8
                                             =========        =========        =========
Sales to external customers
  Americas                                   $ 1,167.7        $ 1,057.7        $   996.7
  Europe                                         481.7            516.6            499.8
  Asia                                           237.5            234.4            221.7
                                             ---------        ---------        ---------
      Consolidated                           $ 1,886.9        $ 1,808.7        $ 1,718.2
                                             =========        =========        =========

                                               December 31, 2000      December 31, 1999
                                               -----------------      -----------------
Long-lived assets
  Americas                                          $   997.7               $ 1,010.7
  Europe                                                 72.8                    97.8
  Asia                                                   19.9                    35.9
                                                    ---------               ---------
      Consolidated                                  $ 1,090.4               $ 1,144.4
                                                    =========               =========

Total assets
  Clinical diagnostics                              $ 1,356.8               $ 1,460.8
  Life science research                                 201.7                   178.4
  Center                                                459.7                   471.6
                                                    ---------               ---------
      Consolidated                                  $ 2,018.2               $ 2,110.8
                                                    =========               =========


(a) Includes restructure (credits) charges of $(2.4) million in 2000, $(0.2) million in 1999 and $19.1 million in 1998.


                                     -FN22-

16. Guarantor Subsidiaries

As discussed in Note 7, certain of the Company's subsidiaries ("Guarantor Subsidiaries") guaranteed the Company's outstanding Senior Notes. Pursuant to Securities and Exchange Commission ("SEC") regulations, certain condensed financial information about the Parent, Guarantor, and Non-Guarantor Subsidiaries is required to be disclosed. The following provides this required financial information. Note that the Company used the equity method of accounting for its investments in subsidiaries and the Guarantor Subsidiaries' investments in Non-Guarantor Subsidiaries.


                                                                   Non-
                                                  Guarantor      Guarantor
                                                   Subsi-          Subsi-      Elimina-       Consoli-
                                     Parent       diaries         diaries       tions          dated
                                    ---------     ---------      ---------    ----------      --------
Condensed Consolidated
Balance Sheet
December 31, 2000

Assets:
  Cash and equivalents              $   (28.3)    $    (4.3)      $  62.2     $       --      $   29.6
  Trade and
    other receivables                   258.6           3.7         274.4             --         536.7
  Inventories                           221.7          38.2         103.3          (31.1)        332.1
  Other current assets                  814.1       1,028.4          51.7       (1,864.8)         29.4
                                    ---------     ---------       -------     ----------      --------
    Total current assets              1,266.1       1,066.0         491.6       (1,895.9)        927.8

  Property, plant and
    equipment, net                      172.1          86.3         109.9          (70.1)        298.2
  Goodwill, net                          10.7         321.0            --             --         331.7
  Other intangibles, net                 26.9         350.2           5.6             --         382.7
  Other assets                        1,308.2          22.3         300.8       (1,553.5)         77.8
                                    ---------     ---------       -------     ----------      --------
     Total assets                   $ 2,784.0     $ 1,845.8       $ 907.9     $ (3,519.5)     $2,018.2
                                    =========     =========       =======     ==========      ========
Liabilities:
  Notes payable and
    current maturities of
    long-term debt                  $    32.8     $     0.1       $  19.2     $       --      $   52.1
  Accounts payable and
    accrued expenses                    280.7          24.5          71.3             --         376.5
  Other current liabilities             852.5         539.4         104.8       (1,424.2)         72.5
                                    ---------     ---------       -------     ----------      --------
     Total current liabilities
                                      1,166.0         564.0         195.3       (1,424.2)        501.1
  Long-term debt, less
    current maturities                  806.9            --          55.9             --         862.8
  Other liabilities                     473.5         581.0          41.7         (785.8)        310.4
                                    ---------     ---------       -------     ----------      --------
     Total liabilities                2,446.4       1,145.0         292.9       (2,210.0)      1,674.3
 Total stockholders' equity             337.6         700.8         615.0       (1,309.5)        343.9
                                    ---------     ---------       -------     ----------      --------
     Total liabilities and
       stockholders' equity         $ 2,784.0     $ 1,845.8       $ 907.9     $ (3,519.5)     $2,018.2
                                    =========     =========       =======     ==========      ========


                                     -FN23-

                                                                  Non-
                                                 Guarantor      Guarantor
                                                  Subsi-         Subsi-        Elimina-      Consoli-
                                     Parent       diaries        diaries        tions         dated
                                   ----------    ----------     ---------    -----------     ---------
Condensed Consolidated
Balance Sheet
December 31, 1999

Assets:
  Cash and equivalents              $    (5.3)    $     3.7       $  36.0     $       --      $   34.4
  Trade and
    other receivables                   255.8           6.0         304.6             --         566.4
  Inventories                           201.0          32.1         122.7          (42.7)        313.1
  Other current assets                  455.4         725.7          95.4       (1,224.0)         52.5
                                   ----------    ----------      --------    -----------     ---------
    Total current assets                906.9         767.5         558.7       (1,266.7)        966.4

  Property, plant and
    equipment, net                      152.4          84.6         142.3          (73.4)        305.9
  Goodwill, net                          10.3         325.6           8.8             --         344.7
  Other intangibles, net                 30.2         366.2           3.5             --         399.9
  Other assets                        1,457.9          35.8         279.2       (1,679.0)         93.9
                                   ----------    ----------      --------    -----------     ---------
     Total assets                   $ 2,557.7     $ 1,579.7       $ 992.5     $ (3,019.1)     $2,110.8
                                    =========     =========       =======     ==========      ========

Liabilities:
  Notes payable and
    current maturities of
    long-term debt                  $     4.4     $     1.1       $  44.5     $       --      $   50.0
  Accounts payable and
    accrued expenses                    368.3          32.7          95.6          (22.5)        474.1
  Other current liabilities             530.9         213.1         131.0         (823.2)         51.8
                                   ----------    ----------      --------    -----------     ---------
     Total current
       liabilities                      903.6         246.9         271.1         (845.7)        575.9
  Long-term debt, less
    current maturities                  913.0           0.1          67.6             --         980.7
  Other liabilities                     513.2         647.9         213.0       (1,047.8)        326.3
                                   ----------    ----------      --------    -----------     ---------
     Total liabilities                2,329.8         894.9         551.7       (1,893.5)      1,882.9
 Total stockholders' equity             227.9         684.8         440.8       (1,125.6)        227.9
                                   ----------    ----------      --------    -----------     ---------
     Total liabilities and
       stockholders' equity         $ 2,557.7     $ 1,579.7       $ 992.5     $ (3,019.1)     $2,110.8
                                    =========     =========       =======     ==========      ========


                                     -FN24-

                                                                    Non-
                                                  Guarantor       Guarantor
                                                    Subsi-          Subsi-      Elimina-       Consoli-
                                     Parent        diaries         diaries       tions          dated
                                    --------      ---------       ---------     --------       --------
Condensed Consolidated
Statement of Operations
Year ended December 31, 2000

Sales                               $1,414.8       $ 360.0         $ 998.9      $ (886.8)      $1,886.9
Operating costs and
  expenses:
    Cost of sales                      953.7         210.3           727.3        (895.7)         995.6
    Selling, general and
      administrative                   258.5          45.7           171.7           0.2          476.1
    Research and development           113.3          67.7             4.0            --          185.0
    Restructure credit                  (2.4)           --              --            --           (2.4)
                                    --------       -------         -------      --------       --------
      Operating income                  91.7          36.3            95.9           8.7          232.6
Nonoperating (income)
  expense                              (42.4)         13.1            (7.0)         87.0           50.7
                                    --------       -------         -------      --------       --------
Earnings before income taxes           134.1          23.2           102.9         (78.3)         181.9
Income taxes                            14.6           7.2            31.9           2.7           56.4
                                    --------       -------         -------      --------       --------
      Net earnings                  $  119.5       $  16.0         $  71.0      $  (81.0)      $  125.5
                                    ========       =======         =======      ========       ========


                                                                   Non-
                                                 Guarantor      Guarantor
                                                   Subsi-         Subsi-        Elimina-        Consoli-
                                     Parent       diaries        diaries         tions           dated
                                    --------     ---------      ---------       --------        --------
Condensed Consolidated
Statement of Operations
Year Ended December 31, 1999

Sales                               $1,179.9       $ 443.4        $ 991.0       $ (805.6)       $1,808.7
Operating costs and
  expenses:
    Cost of sales                      823.9         228.9          692.3         (803.0)          942.1
    Selling, general and
      administrative                   231.6          54.2          196.5           (5.4)          476.9
    Research and development            96.3          73.1            4.0             --           173.4
    Restructure credit                  (0.2)           --             --             --            (0.2)
                                    --------       -------        -------       --------        --------
      Operating income                  28.3          87.2           98.2            2.8           216.5
Nonoperating (income)
  expense                              (99.1)          3.5           (3.0)         160.4            61.8
                                    --------       -------        -------       --------        --------
Earnings before income taxes           127.4          83.7          101.2         (157.6)          154.7
Income taxes                            24.3           5.4           19.0             --            48.7
                                    --------       -------        -------       --------        --------
      Net earnings                  $  103.1       $  78.3        $  82.2       $ (157.6)       $  106.0
                                    ========       =======        =======       ========        ========


                                     -FN25-

                                                                   Non-
                                                  Guarantor      Guarantor
                                                   Subsi-         Subsi-         Elimina-       Consoli-
                                     Parent        diaries        diaries        tions           dated
                                    --------      ---------      ---------      --------        --------
Condensed Consolidated
Statement of Operations
Year ended December 31, 1998

Sales                               $  845.8       $ 508.7        $ 857.0       $ (493.3)       $1,718.2
Operating costs and
  expenses:
    Cost of sales                      531.9         289.1          590.9         (491.3)          920.6
    Selling, general and
      administrative                   181.4         114.5          196.4             --           492.3
    Research and development            96.2          71.2            4.0             --           171.4
    Restructure charge                  19.1            --             --             --            19.1
                                    --------       -------        -------       --------        --------
      Operating income                  17.2          33.9           65.7           (2.0)          114.8
Nonoperating (income)
  expense                              (36.1)        (19.1)          13.7          109.7            68.2
                                    --------       -------        -------       --------        --------
Earnings before income taxes            53.3          53.0           52.0         (111.7)           46.6
Income taxes                             4.6           6.6            1.9             --            13.1
                                    --------       -------        -------       --------        --------
      Net earnings                  $   48.7       $  46.4        $  50.1       $ (111.7)       $   33.5
                                    ========       =======        =======       ========        ========


                                     -FN26-

                                                                                    Non-
                                                                  Guarantor       Guarantor
                                                                   Subsi-          Subsi-        Consoli-
                                                   Parent          diaries         diaries        dated
                                                   -------        ---------       ---------      --------
Condensed Consolidated
Statement of Cash Flows
Year ended December 31, 2000

Net cash provided (used) by operating
  activities                                       $ 126.7         $  (7.6)        $  90.0       $ 209.1
                                                   -------         -------         -------       -------
Cash flows from investing activities:
  Additions to property, plant and
    equipment                                        (78.1)           (8.7)          (54.5)       (141.3)
  Proceeds from disposal of property,
    plant and equipment                                 --             2.3            17.1          19.4
  Proceeds from sale of certain
    clinical chemistry assets                           --              --            15.4          15.4
  Purchase of investments                             (6.2)             --            (0.7)         (6.9)
                                                   -------         -------         -------       -------
      Net cash used by investing
        activities                                   (84.3)           (6.4)          (22.7)       (113.4)
                                                   -------         -------         -------       -------
Cash flows from financing activities:
  Dividends to stockholders                          (19.3)             --              --         (19.3)
  Proceeds from issuance of stock                     35.9              --              --          35.9
  Net notes payable borrowings
    (reductions)                                      29.0            (0.8)          (23.5)          4.7
  Net intercompany borrowings
    (reductions)                                      (6.2)            6.9            (0.7)           --
  Long-term debt reductions                         (104.8)           (0.1)          (13.5)       (118.4)
                                                   -------         -------         -------       -------
      Net cash (used) provided by
        financing activities                         (65.4)            6.0           (37.7)        (97.1)

Effect of exchange rates on cash and
  equivalents                                           --              --            (3.4)         (3.4)
                                                   -------         -------         -------       -------
(Decrease) increase in cash and
  equivalents                                        (23.0)           (8.0)           26.2          (4.8)
Cash and equivalents - beginning of year              (5.3)            3.7            36.0          34.4
                                                   -------         -------         -------       -------
Cash and equivalents - end of year                 $ (28.3)        $  (4.3)        $  62.2       $  29.6
                                                   =======         =======         =======       =======


                                     -FN27-

                                                                                   Non-
                                                                  Guarantor      Guarantor
                                                                    Subsi-        Subsi-        Consoli-
                                                    Parent          diaries       diaries        dated
                                                   -------        ---------      ---------      --------
Condensed Consolidated
Statement of Cash Flows
Year ended December 31, 1999

Net cash provided (used) by operating
  activities                                       $ 227.8          $(104.7)      $  89.5       $ 212.6
                                                   -------          -------       -------       -------
Cash flows from investing activities:
  Additions to property, plant and
    equipment                                        (58.4)            (5.0)        (71.5)       (134.9)
  Proceeds from disposal of property,
    plant and equipment                                 --               --          16.3          16.3
                                                   -------          -------       -------       -------
      Net cash used by investing
        activities                                   (58.4)            (5.0)        (55.2)       (118.6)
                                                   -------          -------       -------       -------
Cash flows from financing activities:
  Dividends to stockholders                          (18.4)              --            --         (18.4)
  Proceeds from issuance of stock                     24.6               --            --          24.6
  Net notes payable reductions                       (13.4)              --         (58.7)        (72.1)
  Net intercompany (reductions)
    borrowings                                      (133.1)           115.3          17.8            --
  Long-term debt (reductions) borrowings             (38.6)            (1.8)         22.1         (18.3)
                                                   -------          -------       -------       -------
      Net cash (used)provided by
        financing activities                        (178.9)           113.5         (18.8)        (84.2)

Effect of exchange rates on cash and
  equivalents                                           --               --          (0.1)         (0.1)
                                                   -------          -------       -------       -------
(Decrease) increase in cash and
  equivalents                                         (9.5)             3.8          15.4           9.7
Cash and equivalents - beginning of year               4.2             (0.1)         20.6          24.7
                                                   -------          -------       -------       -------
Cash and equivalents - end of year                 $  (5.3)         $   3.7       $  36.0       $  34.4
                                                   =======          =======       =======       =======


                                     -FN28-

                                                                            Non-
                                                             Guarantor    Guarantor
                                                               Subsi-       Subsi-    Elimina-    Consoli-
                                                  Parent      diaries      diaries     tions       dated
                                                 -------     ---------    ---------   --------    --------
Condensed Consolidated
Statement of Cash Flows
Year ended December 31, 1998

Net cash provided (used) by operating
  activities                                     $ (23.2)     $  (85.3)    $  106.7    $   --     $   (1.8)
                                                 -------      --------     --------    ------     --------
Cash flows from investing activities:
  Additions to property, plant and
    equipment                                      (84.5)        (11.0)       (69.7)       --       (165.2)
  Proceeds from disposal of property,
    plant and equipment                              2.0            --         43.4        --         45.4
  Sale of short-term investments                      --            --          0.4        --          0.4
  Proceeds from sale-leaseback
    transactions                                   186.1            --           --      56.7        242.8
                                                 -------      --------     --------    ------     --------
      Net cash (used) provided by
        investing activities                       103.6         (11.0)       (25.9)     56.7        123.4
                                                 -------      --------     --------    ------     --------
Cash flows from financing activities:
  Dividends to stockholders                        (17.1)           --           --        --        (17.1)
  Proceeds from issuance of stock                   28.6            --           --        --         28.6
  Net notes payable borrowings                      11.4            --         45.2        --         56.6
  Net intercompany borrowings
   (reductions)                                     59.2          93.8        (96.3)    (56.7)          --
  Long-term debt borrowings (reductions)          (172.2)         (4.9)       (21.0)       --       (198.1)
                                                 -------      --------     --------    ------     --------
      Net cash provided (used) by
        financing activities                       (90.1)         88.9        (72.1)    (56.7)      (130.0)
                                                 -------      --------     --------    ------     --------
(Decrease) increase in cash and
  equivalents                                       (9.7)         (7.4)         8.7        --         (8.4)
Cash and equivalents - beginning of year            13.9           7.3         11.9        --         33.1
                                                 -------      --------     --------    ------     --------
Cash and equivalents - end of year               $   4.2      $   (0.1)    $   20.6    $   --     $   24.7
                                                 =======      ========     ========    ======     ========


                                     -FN29-

Quarterly INFORMATION (Unaudited)
Tabular dollar amounts in millions, except amounts per share

                   First Quarter      Second Quarter     Third Quarter      Fourth Quarter        Full Year
                  ---------------    ---------------   ----------------    ----------------  -------------------
                   2000     1999      2000     1999     2000      1999     2000      1999      2000      1999
                  ------   ------    ------   ------   ------    ------    ------    ------  --------   --------
Sales             $434.4   $405.1    $469.4   $446.2   $457.8    $440.1    $525.3    $517.3  $1,886.9   $1,808.7

Cost of sales      231.5    211.2     245.8    234.1    243.2     231.2     275.1     265.6     995.6      942.1

Gross profit       202.9    193.9     223.6    212.1    214.6     208.9     250.2     251.7     891.3      866.6
Selling,
 general and
 administrative    115.2    111.8     117.4    115.5    116.4     117.4     127.1     132.2     476.1      476.9
Research and
 development        40.9     38.8      45.8     42.5     43.3      42.0      55.0      50.1     185.0      173.4
Restructure
 credit               --       --                 --                 --      (2.4)     (0.2)     (2.4)      (0.2)
Operating
 income             46.8     43.3      60.4     54.1     54.9      49.5      70.5      69.6     232.6      216.5
Earnings before
 income taxes       30.4     25.1      47.0     38.1     42.2      35.2      62.3      56.3     181.9      154.7
Net earnings       $21.0    $17.1     $32.4    $25.9    $29.1     $24.4     $43.0     $38.6    $125.5     $106.0
Basic earnings
 per share         $0.36    $0.30     $0.55    $0.45    $0.49     $0.42     $0.72     $0.67     $2.13      $1.85
Diluted
 earnings per
 share             $0.35    $0.29     $0.53    $0.44    $0.46     $0.41     $0.69     $0.65     $2.03      $1.79
Dividends per
 share            $0.080   $0.080    $0.080   $0.080   $0.080    $0.080    $0.085    $0.080    $0.325     $0.320
Stock price --
 High             $32.10   $27.56    $32.44   $26.63   $40.84    $24.63    $41.94    $25.69    $41.94     $27.56
Stock price --
 Low              $23.66   $20.00    $28.81   $21.72   $28.94    $20.56    $33.91    $20.47    $23.66     $20.00


                                     -FN30-

Bar Chart:  Stock Price By Quarter 2000

Quarter          1st         2nd          3rd          4th
                 ------     ------       ------      ------
High             $32.10     $32.44       $40.84      $41.94
Low              $23.66     $28.81       $28.94      $33.91

Bar Chart:  Stock Price By Quarter 1999

Quarter          1st         2nd          3rd          4th
                 ------     ------       ------      ------
High             $27.56     $26.63       $24.63      $25.69
Low              $20.00     $21.72       $20.56      $20.47

Bar Chart:  Sales By Quarter 2000 (millions)

Quarter          1st         2nd          3rd           4th
                 ------     ------       ------      ------
Sales            $434.4     $469.4       $457.8      $525.3


Bar Chart:  Sales By Quarter 1999 (millions)

Quarter          1st         2nd          3rd           4th
                 ------     ------       ------      ------
Sales            $405.1     $446.2       $440.1       $517.3


                                     -FN31-

REPORT BY MANAGEMENT

The consolidated financial statements and related information for the years ended December 31, 2000, 1999, and 1998 were prepared by management in accordance with accounting principles generally accepted in the United States of America. Financial data included in other sections of this Annual Report are consistent with that in the consolidated financial statements.

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

Our independent auditors examine our consolidated financial statements in accordance with auditing standards generally accepted in the United States of America. Their report expresses an independent opinion on the fairness of our reported operating results and financial position. In performing this audit, the auditors consider the internal control structure and perform such other tests and auditing procedures as they deem necessary.

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


                                     -FN32-

INDEPENDENT AUDITORS' REPORT

To the Stockholders and Board of Directors of Beckman Coulter, Inc.:

We have audited the accompanying consolidated balance sheets of Beckman Coulter, Inc. and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Beckman Coulter, Inc. and subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.





KPMG LLP


Orange County, California
January 25, 2001